Form 10-K, Exhibit 13
period 1995-12-31
CENTER BANCORP INC
filed 1996-04-01
CIK 712771

[CENTER BANCORP INC. LOGO]

SUMMARY OF SELECTED STATISTICAL INFORMATION AND FINANCIAL DATA

                                                                           Year Ended December 31,
- -------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)              1995          1994        1993            1992          1991          1990
- -------------------------------------------------------------------------------------------------------------------------------
Summary of Income
 Interest income                              $    21,749   $    18,983   $  18,341     $    17,492   $    17,269     $  16,975
 Interest expense                                   8,787         5,914       6,762           7,328         8,815         8,827
                                              -----------   -----------   ---------     -----------   -----------     ---------
 Net interest income                               12,962        13,069      11,579          10,164         8,454         8,148
 Provision for loan losses                              0            10         200             461           117           119
                                              -----------   -----------   ---------     -----------   -----------     ---------
 Income from earning assets                        12,962        13,059      11,379           9,703         8,337         8,029
 Other income                                         732           668         820           1,159           878           723
 Other expense                                      8,138         8,116       7,384           6,753         5,480         5,094
                                              -----------   -----------   ---------     -----------   -----------     ---------
 Income before income tax expense                   5,556         5,611       4,815           4,109         3,735         3,658
 Income tax expense                                 1,516         1,434       1,014             916         1,046         1,135
                                              -----------   -----------   ---------     -----------   -----------     ---------
 Net income                                   $     4,040   $     4,177   $   3,801     $     3,193   $     2,689     $   2,523
- -------------------------------------------------------------------------------------------------------------------------------
Statement of Financial Condition Data*
 Investments                                  $   209,692   $   207,483   $ 206,844     $   208,928   $   136,877     $  96,361
 Total loans                                       97,570        88,805      65,745          59,517        59,443        68,778
 Total assets                                     347,777       325,113     318,607         309,664       237,428       209,912
 Deposits                                         295,666       290,175     294,469         286,665       215,714       186,828
 Stockholders' equity                              27,679        24,211      22,203          19,975        18,327        17,033
- -------------------------------------------------------------------------------------------------------------------------------
Dividends
 Cash dividends                               $     1,775   $     1,730   $   1,623     $     1,570   $     1,395     $   1,393
 Dividend payout ratio                                 44%           41%         43%             49%           52%           55%
- -------------------------------------------------------------------------------------------------------------------------------
Cash Dividends Per Share
 Cash dividends                               $      1.20   $      1.17   $    1.11     $      1.07   $      0.95     $    0.95
- -------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share
 Net income                                   $      2.73   $      2.83   $    2.59     $      2.18   $      1.84     $    1.72
- -------------------------------------------------------------------------------------------------------------------------------
Average Shares Outstanding
 Average shares outstanding                     1,473,671     1,473,671   1,468,538       1,464,523     1,464,364     1,464,364
- -------------------------------------------------------------------------------------------------------------------------------
Operating Ratios
 Return on average assets                            1.15%         1.27%       1.18%           1.19%         1.21%         1.26%
 Return on average equity                           15.32%        17.59%      17.93%          16.35%        15.37%        15.34%
- -------------------------------------------------------------------------------------------------------------------------------
Book Value Per Common Share
 Book value (at year end)                     $     18.69   $     16.39   $   15.85     $     14.30   $     13.14     $   12.22
- -------------------------------------------------------------------------------------------------------------------------------
Non-Financial Information
 Common stockholders                                  629           598         586             562           551           511
 Staff                                                132           132         133             118           101           100
- -------------------------------------------------------------------------------------------------------------------------------

                                       10

                                                            [UNION CENTER LOGO]


                                                                           Year Ended December 31,
- -------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)              1989          1988        1987            1986          1985          1984
- -------------------------------------------------------------------------------------------------------------------------------
Summary of Income
 Interest income                              $    15,981   $    14,713 $    13,371     $    11,459   $    10,797   $     8,962
 Interest expense                                   8,253         6,773       5,995           4,795         4,698         3,873
                                              -----------   ----------- -----------     -----------   -----------   -----------
 Net interest income                                7,728         7,940       7,376           6,664         6,099         5,089
 Provision for loan losses                             27            40          15              28            31            24
                                              -----------   ----------- -----------     -----------   -----------   -----------
 Income from earning assets                         7,701         7,900       7,361           6,636         6,068         5,065
 Other income                                         525           379         369             353           302           295
 Other expense                                      4,509         3,950       3,427           3,162         3,001         2,832
                                              -----------   ----------- -----------     -----------   -----------   -----------
 Income before income tax expense                   3,717         4,329       4,303           3,827         3,369         2,528
 Income tax expense                                 1,165         1,345       1,501           1,485         1,248           828
                                              -----------   ----------- -----------     -----------   -----------   -----------
 Net income                                   $     2,552   $     2,984 $     2,802     $     2,342   $     2,121   $     1,700
- -------------------------------------------------------------------------------------------------------------------------------
Statement of Financial Condition Data*
 Investments                                  $    80,963   $    94,558 $    97,983     $    73,683   $    62,965   $    48,016
 Total loans                                       70,348        63,720      49,760          40,560        44,183        40,886
 Total assets                                     191,277       182,459     176,712         157,937       128,218       108,814
 Deposits                                         168,909       161,195     161,917         145,523       115,091        94,800
 Stockholders' equity                              15,905        14,729      13,137          11,426        10,500        10,371
- -------------------------------------------------------------------------------------------------------------------------------
Dividends
 Cash dividends                               $     1,393   $     1,356 $     1,165     $     1,085   $       927   $       776
 Dividend payout ratio                                 55%           45%         42%             46%           45%           46%
- -------------------------------------------------------------------------------------------------------------------------------
Cash Dividends Per Share
 Cash dividends                               $      0.95   $      0.92 $      0.80     $      0.74   $      0.61   $      0.49
- -------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share
 Net income                                   $      1.75   $      2.03 $      1.92     $      1.59   $      1.39   $      1.07
- -------------------------------------------------------------------------------------------------------------------------------
Average Shares Outstanding
 Average shares outstanding                     1,461,989     1,468,538   1,459,765       1,472,684     1,528,712     1,591,531
- -------------------------------------------------------------------------------------------------------------------------------
Operating Ratios
 Return on average assets                            1.38%         1.65%       1.70%           1.78%         1.26%         1.38%
 Return on average equity                           16.43%        22.52%      20.92%          20.35%        15.34%        16.43%
- -------------------------------------------------------------------------------------------------------------------------------
Book Value Per Common Share*
 Book value (at year end)                     $      9.97   $      9.23 $      8.23     $      7.16   $      7.12   $      6.50
- -------------------------------------------------------------------------------------------------------------------------------
Non-Financial Information*
 Common stockholders                                  504           499         480             490           480           531
 Staff                                                 92            92          86              95            95            96
- -------------------------------------------------------------------------------------------------------------------------------

At year end.

[CENTER BANCORP INC. LOGO]

FINANCIAL REVIEW

Table of Contents

Management's Discussion & Analysis  ...........................  13

Consolidated Statements of Condition  .........................  30

Consolidated Statements of Income  ............................  31

Consolidated Statements of Changes in Stockholders' Equity  ...  32

Consolidated Statements of Cash Flows  ........................  33

Notes to Consolidated Financial Statements  ...................  34

Independent Auditors' Report  .................................  49

                                                            [UNION CENTER LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

     The following introduction to Management's Discussion and Analysis highlights the principal activities of Center Bancorp Inc. that have contributed to its earnings performance in 1995. Although net income for 1995 declined, earnings continue to reflect a healthy and stable performance.

     Net income for the twelve months ended December 31, 1995, amounted to $4,040,000 as compared to $4,177,000 and $3,801,000 earned in 1994 and 1993, respectively. The resulting earnings per share amounted to $2.73 as compared to $2.83 and $2.59 earned in 1994 and 1993, respectively. All share and per share amounts have been restated to reflect the five percent stock dividend in 1994.

     Earnings performance for 1995 was stable as compared to 1994. While net interest margins declined, the impact of that decline was largely offset by improvement in net operating overhead. The decline in net interest income was primarily a result of an increase in the cost of funds. An expanded level of net average earning assets was primarily supported by business related interest-bearing deposits.

     The Corporation's total assets grew to an all time year-end high of $347.8 million at December 31, 1995, increasing $22.7 million or 6.98 percent over December 1994 levels. The return on average assets was 1.15 percent in 1995, as compared with 1.27 percent and 1.18 percent in 1994 and 1993 respectively. The return on average shareholders' equity was 15.32 percent in 1995, as compared to
17.59 percent in 1994 and 17.93 in 1993.

     The Corporation's capital base remains strong. The Corporation's risk-based capital ratios at December 31, 1995 were 23.4 percent for Tier I capital and
24.3 percent for total capital. These ratios substantially exceed the minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines.

     The following sections discuss the Corporation's Results of Operations, Assets and Liability Management, Liquidity and Capital Resources.

RESULTS OF OPERATIONS

     The most significant component of Center Bancorp's earnings is net interest income, which is the difference between the interest earned on the portfolio of earning assets (principally investments and loans) and the interest paid for deposits and short-term borrowings which support these assets. Net interest income is directly affected by changes in the volume and mix of earning-assets and interest-bearing liabilities which support those assets, as well as changes in the rates earned and paid. Net interest income is presented in this financial review on a fully tax-equivalent basis, which is a standard analytical technique designed to adjust tax-exempt income (primarily interest earned on various obligations of state and political subdivisions) by the amount of income tax which would have been paid had the assets been invested in taxable issues. As a result, the net interest income data presented in this financial review differ from the Corporation's net interest income components of the consolidated financial statements presented elsewhere in this report.

[CENTER BANCORP INC. LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

     The following table presents the components of net interest income (on a tax equivalent basis) for the past three years.


                                                  Year Ended December 31,
- ----------------------------------------------------------------------------------------------------------------------------------
                                               1995                                         1994                       1993
                               ----------------------------------        ---------------------------------------       -----
                                             Increase                                     Increase
                                         (Decrease) from  Percent                     (Decrease) from    Percent
(dollars in thousands)          Amount      Prior Year     Change        Amount          Prior Year       Change       Amount
- ----------------------------------------------------------------------------------------------------------------------------------
Interest income:
Investments                    $ 13,930     $       688       5.2       $ 13,242           $  342            2.7      $ 12,900
Loans, including fees             7,526           1,827      32.1          5,699              304            5.6         5,395
Federal funds sold                  293             251     597.6             42               (4)          (8.7)           46
- ----------------------------------------------------------------------------------------------------------------------------------
Total interest income            21,749           2,766      14.6         18,983               642            3.5        18,341
- ----------------------------------------------------------------------------------------------------------------------------------
Interest expense:
- ----------------------------------------------------------------------------------------------------------------------------------
Certificates $100,000 or more     2,764           2,303     499.6            461               224           94.5           237
Deposits                          5,921             556      10.4          5,365            (1,116)         (17.2)        6,481
Short-term borrowings               102              14      15.9             88                44          100.0            44
- ----------------------------------------------------------------------------------------------------------------------------------
Total interest expense            8,787           2,873      48.6          5,914              (848)         (12.5)        6,762
- ----------------------------------------------------------------------------------------------------------------------------------
Net interest income*             12,682            (107)     (0.8)        13,069             1,490           12.9        11,579
Tax-equivalent adjustment           690            (175)    (20.2)           865              (254)         (22.7)        1,119
- ----------------------------------------------------------------------------------------------------------------------------------
Net interest income on a
fully tax-equivalent basis     $ 13,652     $      (282)     (2.0)      $ 13,934           $ 1,236            9.7      $ 12,698
==================================================================================================================================


* Before the provision for loan losses.



NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest accrued on securities of state and political subdivisions.

NET INTEREST INCOME

     Net interest income on a fully tax-equivalent basis decreased $282,000 or
2.0 percent to approximately $13.7 million during 1995 from approximately $13.9 million for 1994. The net interest margin decreased from 4.62 percent to 4.21 percent for 1995 due to the effect of the increased cost of funds reflecting the rise in short-term interest rates that prevailed throughout most of 1995. This was offset in part by an increase in the net average volume of interest-earning assets in 1995 as compared to 1994. The average balance of interest-earning assets and interest-bearing liabilities increased from $302.1 million and $244.7 million, respectively, in 1994 to $324.3 million and $260.1 million, respectively, in 1995. Net average interest-earning-assets increased from $57.4 million in 1994 to $63.8 million in 1995. The 1995 increases in average balances are primarily due to increased volumes of time deposits. The improvement of 95 basis points in the net volume of interest-earning assets was offset by the increases in the average cost of interest-bearing liabilities (2.42 percent in 1994 versus 3.37 percent in 1995). The increase in the average yield on interest-earning assets was only 35 basis points (6.57 percent in 1994 versus
6.92 percent in 1995). These various factors are reflected in the following table presenting a rate/volume analysis of changes in net interest income which indicates, for 1995, a net decrease of $771,000 from rate-related factors and a net increase of $489,000 from volume related factors.

                                                            [UNION CENTER LOGO]

     The table on page 29 (Average Balance Sheet with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of average interest-earning assets and interest-bearing liabilities, net interest income as a percentage of average interest-earning assets.

     The factors underlying these year-to-year changes in net interest income are reflected in the tables appearing below and on page 29, both of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table presented below (Analysis of Variance in Net Interest Income Due to Volume and Rates) describes the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

ANALYSIS OF VARIANCE IN NET INTEREST INCOME DUE TO VOLUME AND RATES


                                              1995/1994                                  1994/1993
                                          Increase (Decrease)                        Increase (Decrease)
                                           Due to Change in:                          Due to Change in:
- ------------------------------------------------------------------------------------------------------------------------
                                         Average       Average         Net          Average        Average         Net
(dollars in thousands)                   Volume         Rate          Change        Volume          Rate          Change
========================================================================================================================
Interest-earning assets:
Investment securities:
 Taxable                                 $  244       $  784         $1,028         $ 754         $   81       $   835
 Non-taxable                               (595)          80           (515)         (967)           220          (747)
Federal funds sold                          229           22            251           (15)            11            (4)
Loans, net of unearned discounts          1,775           52          1,827           482           (178)          304
- -----------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets           1,653          938          2,591           254            134           388
- -----------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
Money market deposits                      (285)         338             53          (299)          (366)         (665)
Savings deposits                           (184)         275             91           136           (373)         (237)
Time deposits                             1,670          963          2,633            (8)            35            27
Other interest-bearing deposits             (35)         117             82           116           (133)          (17)
Short-term borrowings                        (2)          16             14             5             39           44
- ----------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities      1,164        1,709          2,873           (50)          (798)        (848)
- ----------------------------------------------------------------------------------------------------------------------
Change in net interest income            $  489       $ (771)        $ (282)        $ 304         $  932       $1,236
======================================================================================================================

     Interest income increased by $2.8 million from 1994 to 1995 and by $.6 million from 1993 to 1994. Contributing to the improvement in interest income during 1995 was the increased levels of earning-assets, as previously noted. Growth in the loan portfolio represented the most significant change. The Corporation's loan portfolio, particularly residential mortgages, home equity and consumer loans, increased on average a net $22.4 million. This was primarily funded through deposit growth. The loan portfolio (traditionally the highest yielding type of interest-earning asset) has improved to 29.4 percent of the Corporation's interest-earning assets (on average) during 1995 from 24.1 percent of such assets (on average) during 1994. Interest income generated from the loan portfolio in 1995 was adversely affected by declines in market rates coupled with continued refinancing activity in the portfolio as borrowers looked to capitalize on the prevailing lower interest rates available during the latter half of the year. Earnings were positively impacted by the rate related factors in the beginning of 1995 due to investment portfolio purchases, which were sufficient to offset the declines in the average volume of investment securities.

     During 1995 interest expense increased $2.9 million or 48.6 percent as compared with the twelve months ended December 31, 1994. This was

[CENTER BANCORP INC. LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)


primarily a result of higher average funding costs, as short-term interest rates moved higher throughout most of 1995. The resulting average cost of funds to the Corporation increased by 95 basis points. This cost was further impacted by a change in the liability mix, as the Corporation had increased volumes of more costly interest-bearing liabilities and funding sources. During 1995, less expensive deposits such as NOW checking, Savings and Money Market accounts were replaced by more costly time deposits of $100,000 and over.

     Rate changes made by the Federal Reserve during 1995, along with inflationary fears and the expanding economy, pushed short-term interest rates higher during 1995. Despite subsequent easing by the Federal Reserve, there continues to be a disintermediation of rates in the short-term interest rate market. This in turn has effected the cost of funds associated with a number of the Corporation's funding products. i.e. municipal deposits tied to market indicies, "Jumbo" Certificates of Deposit, and short-term repurchase agreements. Management believes that this pressure and continued disparity in the level of interest rates in the short-term end of the yield curve will continue to exert upward pressure on the cost of funds into the beginning of 1996.

     Interest expense during 1994 declined $848,000 or 12.5 percent as compared with the twelve months ended December 31, 1993. This was primarily as a result of lower average interest rates, as market interest rates generally remained low during 1994 and the resulting average cost of funds to the Corporation remained low despite market pressures. Although the total average cost of interest-bearing funds decreased by 33 basis points, this positive change in funding costs was partially offset by the effects of a change in the liability mix, as the Corporation had increased volumes of more costly interest-bearing liabilities and funding sources. The growth in interest-bearing liabilities and funding sources has been primarily in NOW checking, Jumbo Certificates of Deposit and short-term borrowings. Money Market accounts of $100,000 and over continued to be reinvested in certificates to obtain higher rates. This trend is the result of deregulation of interest rates and expanded competition in the Corporation's market area which has in turn resulted in the offering of higher costing Certificates of Deposit.

     The Corporation's net interest rate spread (i.e., the average yield on average interest-earning assets, calculated on a tax-equivalent basis, minus the average rate paid on interest-bearing liabilities) declined to 3.55 percent in 1995 from 4.15 percent in 1994 and 3.78 percent in 1993. The decline in net interest spreads is primarily a result of the increased cost of interest-bearing liabilities and the Corporation's inability to fund a greater portion of the increase in earning-assets through increases in noninterest-bearing sources and core deposits.

     The Corporation's net interest yield (i.e., net interest income on a tax-equivalent basis, as a percentage of interest-earning assets) decreased by 41 basis points in 1995 from 1994, following an increase of 36 basis points to
4.62 percent in 1994 from 4.26 percent in 1993.

     The contribution of noninterest-bearing funds (i.e., the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing funding sources) increased in 1995 (66 basis points) from 1994 (48 basis points) and from 1993 (47 basis points). During the past three years, average noninterest-bearing sources have consistently increased as a percent of interest-earning assets to 19.4 percent in 1995 from 19.0 percent in 1994 and 18.1 percent in 1993.

                                                            [UNION CENTER LOGO]


INVESTMENTS

     The average volume of investment securities decreased by $4.4 million in 1995 as compared to 1994. The tax-equivalent yield on investments increased to
6.53 percent or by 35 basis points from a yield of 6.18 percent during 1994. The increase in yields on the investment portfolio in 1995, was achieved due to higher market rates on purchases made to replace lower yielding investments which had matured.

     The impact of repricing activity on yields was lessened by shorter investment maturities, resulting in narrowed spreads, due to the change in investment strategies brought about by the current uncertainty of rates and the constraints imposed by SFAS No. 115. Securities available-for-sale are a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors.

     On January 3, 1994, the Corporation adopted SFAS No. 115. In connection with this policy, management reviewed the composition of the investment portfolio and designated all municipal securities, certain fixed rate collateralized mortgage obligations, federal agency and U.S. treasury bonds as held-to-maturity. These securities are being carried at amortized cost. All other securities, comprised primarily of U.S. treasury notes and certain Federal Agency and CMO securities, with an amortized cost amounting to approximately $65.8 million, were designated as available-for-sale and marked to their estimated market values. Prior to the adoption of SFAS No. 115, the Corporation did not maintain an available-for-sale portfolio. All investment securities were carried at amortized cost.

     Pursuant to the provisions and implementation guidance contained within the special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", on November 27, 1995, the Corporation reassessed the classification of all securities within its portfolio and transferred $17.9 million from its held-to-maturity investment portfolio to its available-for-sale portfolio. These securities had a market value of $17.9 million which resulted in the Corporation recording an unrealized gain on securities available-for-sale, net of tax, within shareholders' equity of $60,000.

     At December 31, 1995, the total investment portfolio excluding overnight investments, was $209.7 million, or 62.1 percent of earning assets, as compared to $207.5 million or 66.1 percent at December 31, 1994. The principal components of the investment portfolio are U.S. government Treasury and Federal Agency securities. For additional information regarding the Corporation's investment portfolio, see Note 3 of the Notes to the Corporations's Consolidated Financial Statements.

[CENTER BANCORP INC. LOGO]



MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

     The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 1995, the level of allowance returned to a year end balance of $1,073,000 as compared to the same year-end level at December 31, 1994, and a level of $943,000 at December 31, 1993. The Corporation had no charges to earnings (through the provision of loan losses) in 1995.

     Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. The allowance for loan losses as a percentage of total loans amounted to 1.10 percent, 1.21 percent and 1.43 percent at December 31, 1995, 1994 and 1993, respectively. The Corporation's provision for loan losses required to reach these levels was $0, $10,000 and $200,000 for 1995, 1994 and 1993, respectively.

     During 1995 the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $0 in 1995. The Corporation has had no non-performing loans at year-end for the past five years. The Corporation continues to aggressively pursue collections of principal and interest on loans previously charged off. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" which applies to financial statements for fiscal years beginning after December 15, 1994. This statement requires that impaired loans be measured based on the present value of expected future cash flows discounted at the 1oan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Management has adopted the statement on January 1, 1995, with no material impact to the Corporation's financial position or results of operations.

                                                            [UNION CENTER LOGO]



FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES

     The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years:


                                                                       Years Ended December 31,
- -----------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              1995          1994            1993          1992              1991
=======================================================================================================================
Average loans outstanding                        $  95,216     $  72,752       $  66,656     $  60,856        $  62,087
=======================================================================================================================
Total loans at end of period                     $  97,570     $  88,805       $  65,745     $  59,517        $  59,443
=======================================================================================================================

Analysis of the Allowance for Loan Losses
Balance at the beginning of year                 $   1,073      $    973      $      821      $    507      $      487
 Charge-offs:
 Commercial                                              0             0              20           120              24
 Real estate-mortgage                                    0             0              58            21              33
 Installment loans                                      10            12              20            32              53
- -----------------------------------------------------------------------------------------------------------------------
  Total charge-offs                                     10            12              98           173             110
- -----------------------------------------------------------------------------------------------------------------------
 Recoveries:
 Commercial                                              0           110              --            --              --
 Real estate-mortgage                                    5            20              19            23              --
 Installment loan                                        5             2               1             3              13
- -----------------------------------------------------------------------------------------------------------------------
  Total recoveries                                      10           132              20            26              13
- -----------------------------------------------------------------------------------------------------------------------
  Net charge offs:                                       0          (120)             78           147              97
=======================================================================================================================
 Additions charged to operations                 $       0     $      10        $    200      $    461        $    117
=======================================================================================================================
 Balance at end of year                          $   1,073     $   1,073        $    943      $    821        $    507
=======================================================================================================================
Ratio of net charge-offs during the year to
average loans outstanding during the year             0.00%         (.16%)          0.12%         0.24%           0.16%
=======================================================================================================================
Allowance for Loan Losses as a percentage
of total loans at end of year                         1.10%         1.21%           1.43%         1.38%           0.85%
=======================================================================================================================

[CENTER BANCORP INC. LOGO]



MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

ASSET QUALITY

     The Corporation manages asset quality and credit risk by maintaining diversification in its loan portfolio and through review processes that include analysis of credit requests and ongoing examination of outstanding loans and delinquencies, with particular attention to portfolio dynamics and mix. The Corporation strives to identify loans experiencing difficulty early enough to correct the problems, to record charge-offs promptly based on realistic assessments of current collateral values, and to maintain an adequate allowance for loan losses at all times.

     These practices have protected the Corporation during economic downturns; the Corporation was not significantly impacted by the recent extended recession.

     It is generally the Corporation's policy to discontinue interest accruals once a loan is past due as to interest/or principal payments for a period of ninety days.

     At December 31, 1995, the Corporation had no non-accrual or restructured loans. Past due loans 90 days or more amounted to $48,000. Additionally, the Corporation did not have any other real estate owned (OREO) at December 31, 1995.

NONINTEREST INCOME

     The following table presents the principal categories of noninterest income for each of the years in the three year period ended December 31, 1995.



                                            Years Ended December 31,                  Years Ended December 31,
- --------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                  1995          1994       % change          1994          1993           % change
==========================================================================================================================
Other income:
Service charges, commissions
and fees                             $    570      $    556         2.5       $      556      $    698            (20.3)
Other income                              113           112         0.9              112           109              2.8
Gain on securities sold                    49             0       100.0                0            13          (100.00)
- --------------------------------------------------------------------------------------------------------------------------
  Total other noninterest-income     $    732      $    668         9.6       $      668      $    820            (18.5)
==========================================================================================================================

     Total other (noninterest) income, exclusive of gains on securities sold, reflects an increase of $15,000 or 2.2 percent in 1995. The primary component of the increase was the improvement made in fee revenue reflected in service charges, commissions and fees. This increase of $14,000 or 2.5 percent in such fees, was derived from checking account activity. For the 1994 period total other (noninterest) income, exclusive of gains on securities sold, reflects a decline of $139,000 or 17.2 percent. The primary component of the decline was a $142,000 reduction in service charges derived from business checking accounts resulting from a lower level of business activity. Other less significant factors contributing to the decline in service charges were reductions in other fee income sources resulting from lower levels of business activity and a reduction in automated teller fees.

     During 1995 there were $49,000 in net gains on securities sold. These sales were made from the Corporation's available-for-sale investment portfolio and were made as part of its interest rate risk management position. In 1994, there were no sales of securities from the Corporation's investment portfolio.

                                                            [UNION CENTER LOGO]


NONINTEREST EXPENSE

     The following table presents the principal categories of noninterest expense for each of the years in the three-year period ended December 31, 1995.


                                                Years Ended December 31,                       Years Ended December 31,
- --------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                  1995             1994         % change          1994             1993           % change
================================================================================================================================
Other noninterest-expense:
Salaries and employee benefits       $   4,323        $   3,846          12.4         $   3,846       $    3,530           9.0
Occupancy expense, net                     712              773          (7.9)              773              595          29.9
Premises and equipment expense             794              692          14.7               692              508          36.2
Stationery and printing expense            295              331         (10.9)              331              322           2.8
Correspondent fees expense                  70              107         (34.6)              107              177         (39.5)
Computer expense                            58              109         (46.8)              109              103           5.8
FDIC Insurance expense                     338              649         (47.9)              649              619           4.8
Other expenses                           1,548            1,609          (3.8)            1,609            1,530           5.2
- --------------------------------------------------------------------------------------------------------------------------------
  Total other noninterest-expense    $   8,138        $   8,116           0.3         $   8,116       $    7,384           9.9
================================================================================================================================


     Total other (noninterest) expense increased $22,000 or 0.3 percent in 1995 as compared to an increase of $732,000 or 9.9 percent from 1993 to 1994. Salaries and employee benefits accounted for 53.8 percent of total other expense for 1995, as compared to 47.4 percent and 47.8 percent for the years 1994 and 1993, respectively. Strict control over other expenses has been a key objective of Management. The Corporation's overhead ratio (other expenses less other income as a percentage of net interest income on a tax-equivalent basis) was
54.2 percent, 53.3 percent and 51.7 percent, respectively for 1995, 1994 and 1993. The ratio of other expenses to average assets has increased slightly to
2.50 percent in 1995 from 2.48 percent in 1994 which had increased from 2.29 percent in 1993.

     Salaries and employees benefits increased $477,000 or 12.4 percent in 1995. This increase is primarily attributed to expense arising from merit and promotional raises and higher benefit costs. The increase of $379,000 in such expense in 1993 was due to an increase in employee promotions, merit increases and the higher cost of benefits. Staffing levels overall amounted to 132, 132 and 133 full-time equivalent employees at December 31, 1995, 1994 and 1993, respectively. Employees' longevity has continued to be significant. As of December 31, 1995, the Corporation's employees, excluding officers, have been employed by the Corporation for an average of 308.68 weeks or 6.18 years. This factor contributes to the Corporation's continued productivity, as evidenced by the ratio of average assets, in millions, per full time equivalent employee, which amounted to $2.6 million, $2.5 million and $2.6 million in 1995, 1994 and 1993, respectively.

     Occupancy and bank premise expense increased $41,000 or 2.80 percent in 1995 over 1994. This increase in 1995 expense reflects the operating costs associated with the expanded facilities and operations, offset in part by operating overhead efficiencies achieved. The increase in such expenses of $362,000 or 32.8 percent in 1994 to 1993, reflect the increased costs associated with the new corporate headquarters and main office, and extraordinary weather related expense incurred during the winter months.

     During May of 1995, the Federal Deposit Insurance Corporation announced that the bank insurance fund had reached its targeted recapitalization level of
1.25 percent. Therefore,

[CENTER BANCORP INC. LOGO]


MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

under previously established mandates passed by Congress, the FDIC indicated that it would lower bank insurance premiums to 4 cents per $100.00 of deposits. The FDIC further indicated that it would rebate to banks the excess premiums that had been collected through the third quarter of 1995. Accordingly, the Corporation received a rebate of approximately $189,000 during September representing the excess premiums paid into the Bank Insurance Fund from May of 1995 through September 30, 1995. Effective with the fourth quarter of 1995, the Corporation's new assessment rate was lowered to the 4 cents per $100.00 of deposits. Subsequent to that change the FDIC announced that well capitalized banks would not be assessed annual insurance premiums and would only be subject to minimum fund membership fees. The Corporation's entire FDIC insurance fund assessment for 1996 is estimated at approximately $1,000.

     The decline in other expense of $61,000 or 3.8 percent in 1995 resulted from improved operating overhead efficiencies. The $79,000 or 5.2 percent increase in other expenses in 1994 over the 1993 period, resulted primarily from expanded marketing and advertising promotions and other operating expenses. Management believes that these increases were essential in light of expanded competition in the Corporation's market place and increased costs associated with regulatory compliance changes.

     In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which is effective beginning in 1996. SFAS 123 allows companies either to continue to account for stock-based employee compensation plans under existing accounting standards or adopt a fair value based method of accounting for stock options as compensation expense over the service period as defined in the new standard. SFAS 123 requires that if a company continues to account for stock options under APB opinion No. 25, it must provide proforma net income and earnings per share information as if the new fair value approach had been adopted. Center Bancorp will continue to follow the existing accounting standards for these plans and will make the required disclosure in 1996.

                                                            [UNION CENTER LOGO]


INCOME TAXES

     The Corporation's provision for income taxes increased from 1993 to 1994 and from 1994 to 1995 primarily as a result of increased state taxes and a reduction of tax-exempt income. The effective tax rate for the Corporation for the periods ended December 31, 1995, 1994 and 1993 were 27.3 percent, 25.6 percent and 21.3 percent. The effective tax rate continues to be substantially less than the statutory Federal tax rate of 34 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions. Tax-exempt interest income, on a tax-equivalent basis, decreased by $515,000 or
20.2 percent from 1994 to 1995, while this income also declined by $747,000 or
22.7 percent from 1993 to 1994.

ASSET AND LIABILITY MANAGEMENT

     The composition of the Corporation's statement of condition is planned and monitored by the Asset and Liability Committee (ALCO). Asset and Liability management encompasses the control of interest rate risk (interest sensitivity management) and the ongoing maintenance and planning of liquidity and capital. In general, management's objective is to optimize net interest income and minimize interest rate risk by monitoring these components of the statement of condition.

INTEREST SENSITIVITY

     The management of interest rate risk is also important to the profitability of the Corporation. Interest rate risk arises when an earning asset matures or when its interest rate changes in a time period different from that of a supporting interest bearing liability, or when an interest bearing liability matures or when its interest rate changes in a time period different from that of an earning asset that it supports. While the Corporation matches only a small portion of specific assets and liabilities, total earning assets and interest bearing liabilities are grouped to determine the overall interest rate risk within a number of specific time frames.

     Interest sensitivity analysis attempts to measure the responsiveness of net interest income to changes in interest rate levels. The difference between interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitivity gap. At any given point in time, the Corporation may be in an asset-sensitive position, whereby its interest-sensitive assets exceed its interest-sensitive liabilities, or in a liability-sensitive position, whereby its interest-sensitive liabilities exceed its interest-sensitive assets, depending on management's judgment as to projected interest rate trends.

     The Corporation's rate sensitivity position in each time frame may be expressed as assets less liabilities, as liabilities less assets, or as the ratio between rate sensitive assets (RSA) and rate sensitive liabilities (RSL). For example, a short funded position (liabilities repricing before assets) would be expressed as a net negative position, when period gaps are computed by subtracting repricing liabilities from repricing assets. When using the ratio method, a RSA/RSL ratio of 1 indicates a balanced position, a ratio greater than 1 indicates an asset sensitive position, and a ratio less than 1 indicates a liability sensitive position.

     A negative gap and/or a rate sensitivity ratio less than 1 tends to expand net interest margins in a falling rate environment and to reduce net interest margins in a rising rate environment. Conversely, when a positive gap occurs, generally margins expand in a rising rate environment and contract in a failing rate environment.

     From time to time, the Corporation may elect to deliberately mismatch liabilities and assets in a strategic gap position.

     At December 31, 1995, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio) of .72:1.00 at the cumulative one year position. During much of 1995 the Corporation had a negative interest sensitivity gap at that position. The maintenance of a liability-sensitive position during 1995 has had an impact on the Corporation's net interest margins; however, based on management's perception that interest rates will continue to be volatile, emphasis has been and will continue to be placed on interest-sensitivity matching with the objective of achieving a stable net interest spread during 1996.

[CENTER BANCORP INC. LOGO]


MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)


INTEREST SENSITIVITY ANALYSIS                                           December 31, 1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                          Daily         Due After   Due After
                                                      Floating and    Three Months   One Year
                                                       Due Within      But Within    Through      Due After
(dollars in thousands)                                Three Months      One Year    Five Years    Five Years       Total
===========================================================================================================================
INTEREST-EARNING ASSETS:
  Loans                                                $   19,912      $   1,079     $   8,439     $  66,140     $  95,570
  Investments                                               9,605         35,684       117,884        46,519       209,692
  Other                                                    16,000                                                   16,000
- ----------------------------------------------------------------------------------------------------------------------------
     Total interest-earning assets                     $   45,517      $  36,763     $ 126,323     $ 112,659     $ 321,262
- ----------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Time certificates of deposit of
    $100,000 or greater                                $   38,216      $   1,188     $     117     $       0     $  39,521
  Time certificates of deposit of
    less than $100,000                                      6,168         15,925         5,219             0        25,312
Other interest bearing deposits                            29,838              0        56,501        83,859       170,198
Securities sold under agreements
  to repurchase                                            22,326                                                   22,326
- ----------------------------------------------------------------------------------------------------------------------------
     Total interest-bearing liabilities                $   96,548      $  17,113     $  59,837     $  83,859     $ 257,357
- ----------------------------------------------------------------------------------------------------------------------------
Cumulative interest earning assets                     $   45,517      $  82,280     $ 208,603     $ 321,262     $ 321,262
- ----------------------------------------------------------------------------------------------------------------------------
Cumulative interest bearing liabilities                $   98,548      $ 113,661     $ 173,498     $ 257,357     $ 257,357
- ----------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap                               $  (51,031)     $  19,650     $  66,486     $  28,800     $  64,354
- ----------------------------------------------------------------------------------------------------------------------------
Cumulative interest-sensitivity gap                       (51,031)       (31,381)       35,105        63,905        64,354
- ----------------------------------------------------------------------------------------------------------------------------
Interest-sensitive assets to interest
  sensitive liabilities                                      0.47           2.15          2.11          1.34          1.25
- ----------------------------------------------------------------------------------------------------------------------------
Cumulative ratio of interest-sensitive
  assets to interest sensitive liabilities                   0.47           0.72          1.20          1.25          1.25
============================================================================================================================


The table above indicates the time period in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various catagories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

LIQUIDITY

     The liquidity position of the Corporation is dependent on successful management of its assets and liabilities so as to meet the needs of both deposit and credit customers. Liquidity needs arise principally to accommodate possible deposit outflows and to meet customers' requests for loans. Such needs can be satisfied by scheduled principal loan repayments, maturing investments, short-term liquid assets and deposit in-flows. The objective of liquidity management is to enable the Corporation to maintain sufficient liquidity to meet its obligations in a timely and cost-effective manner. Management monitors current and projected cashflows, and adjusts positions as necessary to maintain adequate levels of liquidity. By using a variety of potential funding sources and staggering maturities, the risk of potential funding pressure is significantly reduced. Management also maintains

                                                            [UNION CENTER LOGO]


a detailed liquidity contingency plan designed to adequately respond to situations which could lead to liquidity concerns.

     The Corporation derives a significant proportion of its liquidity from its stable core deposit base. At December 31, 1995, core deposits (comprised of total demand and savings accounts plus money market accounts under $100,000) represented 68.0 percent of total deposits. More volatile rate sensitive deposits, concentrated in Certificates of deposit $100,000 and greater, increased to 3.6 percent of total deposits from 1.0 percent at December 31, 1994. This change has been brought about due to the sharp rise in short-term rates during the latter part of 1994 which continued into 1995.

     On February 14, 1996, the Corporation entered into a letter of intent to acquire the $74 million Lehigh Savings Bank, SLA (Lehigh) and its three branches located in Union County, New Jersey at a cost of approximately $6 million. The acquisition will be accounted for under the purchase method of accounting, and is subject to regulatory approval. As a result of the acquisition the excess of cost over fair market value of tangible assets acquired will be recorded as goodwill.


CORE DEPOSITS MIX


                                                              December 31,                December 31,
============================================================================================================================

                                                                  1995                        1994                Net Change
(dollars in thousands)                                  Amount       Percentage       Amount       Percentage     95 vs. 94
- ----------------------------------------------------------------------------------------------------------------------------
Demand Deposits                                       $  60,635         30.0         $ 56,872         26.0           7.11%
NOW Accounts                                             42,811         21.1           57,494         26.2         -25.54%
Regular Savings                                          71,075         35.0           76,448         34.9          -7.03%
Money Market Deposits under $100                         28,035         13.8           28,318         12.9          -1.00%
- ----------------------------------------------------------------------------------------------------------------------------
Total core deposits                                   $ 202,836       100.00         $219,132       100.00          -7.44%
- ----------------------------------------------------------------------------------------------------------------------------
Total deposits                                        $ 295,666                      $390,175                        2.05%
- ----------------------------------------------------------------------------------------------------------------------------
Core deposits to total deposits                              68%                           76%                      -9.30%
============================================================================================================================


     Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate significantly on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase Average short-term borrowings of approximately $1.9 million did not change from the 1994 period.

     The following table is a summary of securities sold under repurchase agreements for each of the last three years.

(dollars in thousands)                             1995       1994        1993
================================================================================
Securities sold under repurchase agreements:
  Average interest rate:
  At year end                                       5.25%      4.56%       2.53%
  For the year                                      5.65%      5.16%       0.00%
  Average amount outstanding during the year:   $  1,887    $ 1,928     $ 1,740
Maximum amount outstanding at any month end       22,326      9,745       4,248
Amount outstanding at year end                  $ 22,326    $ 9,745     $     0
===============================================================================

[CENTER BANCORP INC. LOGO]


MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

CASHFLOW

     The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 1995 cash and cash equivalents (which increased overall by $11.9 million) were provided (on a net basis) by operating and financing activities and used (on a net basis) in investing activities. The cash flow provided by the increase in deposits and short-term borrowings, coupled with a reduction in the investment portfolio at year end, supported the net increase in the loan portfolio and the property and equipment expenditures. Cash flow from operating activities, primarily net income contributed to the balance of the increase in cash.

STOCKHOLDERS' EQUITY AND DIVIDENDS
STOCKHOLDERS' EQUITY

     Stockholders' equity averaged $26.2 million during 1995, an increase of $2.3 million, or 9.66 percent, as compared to 1994. At December 31, 1995, stockholders' equity totaled $27.7, or 14.5 percent over the prior year. In November of 1993 the Corporation announced the offering of a dividend reinvestment and optional stock purchase plan. This plan, which contributed $232,000 in new capital during 1995, together with internal capital generation, is expected to enhance the Corporation's equity position. Book value per common share rose to $18.69 at year end 1995 from $16.39 the prior year, as adjusted to reflect the five percent stock dividend paid on August 1, 1994.

CAPITAL

     The maintenance of a solid capital foundation continues to be a primary goal for the Corporation. Accordingly, capital plans and dividend policies are monitored on an ongoing basis. The most important objective of the capital planning process is to balance effectively the retention of capital to support future growth and the goal of providing stockholders with an attractive long-term return on their investment.

RISK-BASED CAPITAL/LEVERAGE GUIDELINES

     The Federal Reserve Board has established a leverage test which requires banking institutions to maintain a 3.00 percent minimum of Tier I capital to total assets. The 3.00 percent minimum applies only to the most highly rated banks. All other institutions are expected to maintain an additional percentage of at least 100 to 200 basis points above the minimum.

     At December 31, 1995, total Tier l capital (defined as tangible stockholders' equity for common stock and certain perpetual preferred stock) amounted to $27.3 million or 7.84 percent of total assets. Total capital (defined as Tier I capital and Tier II capital which does not qualify as Tier I capital) amounted to $28.3 million or 8.15 percent of total assets. Tier I capital excludes the effect of SFAS No. 115. Under SFAS No. 115 at December 31, 1995, $416,010 of net unrealized gains, after tax effect, on securities available-for-sale are included as a component of stockholders' equity.

     United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines catagorized assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 1995, the Corporation's estimated Tier I and total risk-based capital ratios were 23.4 percent and 24.3 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 1995 of 4 percent for Tier I capital as a percentage of risk adjusted assets and the 8 percent minimum for the aggregate Tier I and Tier II capital to risk adjusted assets.

     The following table presents the components of the Corporation's risk-based capital at December 31, in each of the last three years.

                                                            [UNION CENTER LOGO]


CAPITAL

                                                         December 31,
- --------------------------------------------------------------------------------
(in thousands)                                   1995        1994        1993
================================================================================
RISKED-BASED CAPITAL
TIER I CAPITAL
    Total shareholders' equity, as adjusted    $ 27,263    $ 24,766    $ 22,203
- --------------------------------------------------------------------------------
  Total Tier I capital                         $ 27,263    $ 24,766    $ 22,203
================================================================================
TIER II CAPITAL
  Qualifying allowance for loan losses         $  1,073    $  1,073    $    943
- --------------------------------------------------------------------------------
    Total Tier II capital                         1,073       1,073         943
- --------------------------------------------------------------------------------
    Total capital (Tier I + Tier II)           $ 28,336    $ 25,839    $ 23,146
- --------------------------------------------------------------------------------
Risk-adjusted assets                           $116,713    $128,101    $ 95,524
- --------------------------------------------------------------------------------
Ratio of Tier I capital to
  risk-adjusted assets                            23.36%      19.33%      20.78%
- --------------------------------------------------------------------------------
Regulatory requirement minimum                     4.00%       4.00%       4.00%
- --------------------------------------------------------------------------------
Ratio of total capital to
  risk-adjusted assets                            24.28%      20.17%      21.36%
- --------------------------------------------------------------------------------
Regulatory requirement minimum                     8.00%       8.00%       8.00%
- --------------------------------------------------------------------------------
Total assets                                   $347,777    $325,113    $318,607
- --------------------------------------------------------------------------------
Leverage ratio                                     8.15%       7.95%       6.97%
================================================================================

[CENTER BANCORP INC. LOGO]


MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

SECURITY MARKET INFORMATION

     The common stock of the Corporation is inactively traded in the over-the-counter market. As of December 31, 1995, the Corporation had 629 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 1995, the closing market bid and ask price was $30.00-$32.00 respectively. During the last two fiscal years, the high and low bid prices (as reported by National Quotation Bureau) and dividends declared on common stock per share, adjusted for the 5 percent stock dividend paid on August 1, 1994.

                             Common Stock Price                    Common
                          1995                1994            Dividends Declared
- --------------------------------------------------------------------------------
                     High      Low       High       Low         1995        1994
                     Bid       Bid       Bid        Bid
================================================================================
Fourth Quarter      31.00     26.00     28.50      26.50      $ 0.30      $ 0.29
Third Quarter       26.50     25.00     27.14      25.00        0.30        0.29
Second Quarter      26.50     25.50     30.00      25.44        0.30        0.30
First Quarter       30.00     25.00     30.47      28.58        0.30        0.29
- --------------------------------------------------------------------------------
                                                              $ 1.20      $ 1.17
================================================================================

     These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. For information on dividend restrictions and capital requirements which may limit the ability to pay dividends, see Note 11 to the consolidated financial statements.

     Inflation, as measured by the Consumer Price Index, has been relatively steady during the last three years: 2.8 percent in 1995, 2.7 percent in 1994, and 2.7 percent in 1993. Since the Corporation's assets and liabilities are predominantly monetary, the effects of inflation on the Corporation's performance are primarily measured by the level and volatility of interest rates earned and paid. During the past three years, the prime rate changed several times, ranging from 10.0 percent to 6.0 percent. During this period, the Corporation was able to control interest rate risk, as a result of its continuing policy of managing its interest-sensitive assets and liabilities.

                                                                                                                [UNION CENTER LOGO]

                                AVERAGE STATEMENT OF CONDITION WITH INTEREST AND AVERAGE RATES
                                                      YEARS ENDED DECEMBER 31,
                                                      1995                           1994                          1993
- -----------------------------------------------------------------------------------------------------------------------------------
                                                   Interest   Average              Interest   Average             Interest  Average
(tax equivalent basis,                  Average     Income/    Yield/     Average   Income/    Yield/    Average   Income/   Yield/
dollars in thousands)                   Balance     Expense     Rate      Balance   Expense     Rate     Balance   Expense    Rate
===================================================================================================================================
ASSETS
Interest-earning assets:
Investment securities:
 Taxable                               $195,626     $12,590     6.44%    $191,639   $11,562    6.03%    $179,140    $10,727   5.99%
 Non-taxable                             28,343       2,030     7.16%      36,688     2,545    6.94%      50,817      3,292   6.48%
 Federal funds sold                       5,103         293     5.74%       1,013        42    4.15%       1,433         46   3.21%
 Loans, net of unearned income           95,216       7,526     7.90%      72,752     5,699    7.83%      66,656      5,395   8.09%
- -----------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets       324,288      22,439     6.92%     302,092    19,848    6.57%     298,046     19,460   6.53%
- -----------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets:
 Cash and due from banks                 16,628                            15,069                         16,126
 Other assets                            11,420                            11,443                          9,621
 Allowance for possible loan losses      (1,070)                             (974)                          (897)
- -----------------------------------------------------------------------------------------------------------------------------------
    Total noninterest-earning assets     26,978                            25,538                         24,700
- -----------------------------------------------------------------------------------------------------------------------------------
    Total assets                       $351,266                          $327,630                       $322,746
- -----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
 Money market deposits                 $ 63,971       1,783     2.79%    $ 75,375     1,730    2.30%    $ 87,135      2,395   2.75%
 Savings deposits                        72,995       1,917     2.63%      80,649     1,826    2.26%      75,421      2,063   2.74%
 Time deposits                           72,143       3,822     5.30%      35,674     1,189    3.33%      35,929      1,162   3.23%
 Other interest-bearing deposits         49,469       1,163     2.35%      51,087     1,081    2.12%      45,926      1,098   2.39%
 Short-term borrowings                    1,887         102     5.41%       1,928        88    4.56%       1,740         44   2.53%
- -----------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities   $260,465       8,787     3.37%    $244,713     5,914    2.42%    $246,151      6,762   2.75%
- -----------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities:
 Demand deposits                         62,878                            57,200                         53,945
 Other noninterest-bearing deposits         310                               331                            313
 Other liabilities                        1,454                             1,543                          1,137
- -----------------------------------------------------------------------------------------------------------------------------------
 Total noninterest-bearing liabilities   64,642                            59,074                         55,395
 Stockholders' equity                    26,159                            23,843                         21,200
- -----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
Stockholders' equity                   $351,226                          $327,630                       $322,746
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income
 (tax equivalent basis)                             $13,652                         $13,934                         $12,698
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest spread                                             3.55%                          4.15%                          3.78%
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income as percent
of earning assets                                               4.21%                          4.62%                          4.26%
- -----------------------------------------------------------------------------------------------------------------------------------
Tax-equivalent adjustment                              (690)                           (865)              (1,119)
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                 $12,962                         $13,069             $ 11,579
===================================================================================================================================


[CENTER BANCORP INC. LOGO]


CONSOLIDATED STATEMENTS OF CONDITION

(dollars in thousands)                                                                                          December 31,
====================================================================================================================================
                                                                                                           1995             1994
- -----------------------------------------------------------------------------------------------------------------------------------

ASSETS
 Cash and due from banks (Note 2)                                                                          $ 14,172         $ 16,556
 Federal funds sold                                                                                          16,000            1,000
 Securities purchased under agreement to resell                                                                   0              749
- ------------------------------------------------------------------------------------------------------------------------------------
  Total cash and cash equivalents                                                                            30,172           18,305
 Investment securities held to maturity
  (approximate market value of $157,449 in 1995 and $161,026 in 1994)                                       156,030          166,618
 Investmeent securities available for sale                                                                   53,662           40,865
   Total investment securities (Note 3)                                                                     209,692          207,483
 Loans, net of unearned income (Note 4)                                                                      97,570           88,805
 Less--Allowance for loan losses (Note 4)                                                                     1,073            1,073
- ------------------------------------------------------------------------------------------------------------------------------------
   Net loans                                                                                                 96,497           87,732
 Premises and equipment, net (Note 5)                                                                         7,462            7,443
 Accrued interest receivable                                                                                  3,643            3,938
 Other assets                                                                                                   311              212
- ------------------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                                          $347,777         $325,113
====================================================================================================================================
LIABILITIES
  Deposits:
  Non-interest bearing                                                                                     $ 60,635         $ 56,872
  Interest bearing:
  Certificates of deposit $100,000 and over                                                                  39,521           10,308
  Other                                                                                                     195,510          222,995
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL DEPOSITS                                                                                           295,666          290,175
 Federal funds purchased and securities sold under agreements to repurchase                                  22,326            9,745
 Accounts payable and accrued liabilities (Notes 6 and 7)                                                     2,106              982
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                                        320,098          300,902
- ------------------------------------------------------------------------------------------------------------------------------------
 Commitments and contingencies (Note 12)
 Stockholders' equity (Notes 3, 10 and 11)
  Common stock, no par value:
  Authorized 20,000,000 shares; issued 1,682,301 and 1,673,805 shares
   in 1995 and 1994 respectively                                                                              4,199            3,967
  Appropriated surplus                                                                                        3,510            3,510
  Retained earnings                                                                                          21,368           19,103
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             29,077           26,580
  Less--Treasury stock at cost (199,368 shares in 1995 and 1994, respectively)                                1,814            1,814
    Net unrealized (loss) on investment securities available for sale, net of taxes                             416              555
- ------------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                               27,679           24,211
- ------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                                             $347,777         $325,113
====================================================================================================================================

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                [UNION CENTER LOGO]
 CONSOLIDATED STATEMENTS OF INCOME

                                                                                                       Years Ended December 31,
- ------------------------------------------------------------------------------------------------------------------------------------
  (in thousands, except per share data)                                                          1995           1994          1993
- ------------------------------------------------------------------------------------------------------------------------------------
    Interest income:
      Interest and fees on loans                                                               $ 7,526        $ 5,699        $ 5,395
      Interest and dividends on investment securities:
       Taxable interest income                                                                  12,580         11,552         10,717
       Nontaxable interest income                                                                1,340          1,680          2,173
       Dividends                                                                                    10             10             10
      Interest on Federal funds sold                                                               293             42             46
- ------------------------------------------------------------------------------------------------------------------------------------
        Total interest income                                                                   21,749         18,983         18,341
- ------------------------------------------------------------------------------------------------------------------------------------
    Interest expense:
      Interest on certificates of deposit $100,000 or more                                       2,764            461            237
      Interest on other deposits                                                                 5,921          5,365          6,481
      Interest on short-term borrowings                                                            102             88             44
- ------------------------------------------------------------------------------------------------------------------------------------
       Total interest expense                                                                   8,787          5,914          6,762
- ------------------------------------------------------------------------------------------------------------------------------------
      Net interest income                                                                       12,962         13,069         11,579
    Provision for loan losses (Note 4)                                                               0             10            200
- ------------------------------------------------------------------------------------------------------------------------------------
        Net interest income after provision for loan losses                                     12,962         13,059         11,379
- ------------------------------------------------------------------------------------------------------------------------------------
    Other income:
      Service charges, commissions and fees                                                        570            556            698
      Other income                                                                                 113            112            109
      Gain on securities sold                                                                       49              0             13
- ------------------------------------------------------------------------------------------------------------------------------------
        Total other income                                                                         732            668            820
- ------------------------------------------------------------------------------------------------------------------------------------
    Other expense:
      Salaries and employee benefits (Note 6)                                                    4,323          3,846          3,530
      Occupancy expense, net                                                                       712            773            595
      Premises and equipment expense                                                               794            692            508
      Stationery and printing expense                                                              295            331            322
      Correspondent fees expense                                                                    70            107            177
      Computer expense                                                                              58            109            103
      FDIC Insurance expense                                                                       338            649            619
      Other expenses                                                                             1,548          1,609          1,530
- ------------------------------------------------------------------------------------------------------------------------------------
        Total other expense                                                                      8,138          8,116          7,384
- ------------------------------------------------------------------------------------------------------------------------------------
        Income before income tax expense                                                         5,556          5,611          4,815
    Income tax expense (Note 7)                                                                  1,516          1,434          1,014
- ------------------------------------------------------------------------------------------------------------------------------------
        Net income                                                                             $ 4,040        $ 4,177        $ 3,801
- ------------------------------------------------------------------------------------------------------------------------------------
    Earnings per share:
     (Based on 1,478,887, 1,473,671 and 1,468,538 weighted average shares outstanding in 1995, 1994 and 1993, respectively)
- ------------------------------------------------------------------------------------------------------------------------------------
       Net income                                                                              $  2.73        $  2.83        $  2.59
====================================================================================================================================

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[CENTER BANCORP INC. LOGO]


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                          Years Ended December 31, 1995, 1994 and 1993
                                    -----------------------------------------------------------------------------------------------
                                                                                                     Unrealized Gain       Total
                                      Common     Common                                            (Loss) on Securities    Stock-
(in thousands,                         Stock      Stock    Appropriated   Retained      Treasury    Available for sale    holders'
except per share data)                Shares     Amount      Surplus      Earnings       Stock         Net of Taxes        Equity
===================================================================================================================================

YEAR 1993
Balance January 1, 1993             1,396,632    $ 2,000     $ 3,497      $ 16,329       $ (1,851)      $    --           $ 19,975
Net income                                                                   3,801                                           3,801
Cash dividend                                                               (1,623)                                         (1,623)
Exercise of stock option                4,000                     13                           37                               50
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993          1,400,632    $ 2,000    $  3,510      $ 18,507       $ (1,814)      $    --           $ 22,203

YEAR 1994
Unrealized gain on investment
securities available for sale as
of January 1, 1994                                                                                          756                756
Net Income                                                                   4,177                                           4,177
Cash dividend                                                               (1,730)                                         (1,730)
Common stock dividend                  70,054      1,851                    (1,851)                                              0
Issuance of common stock                3,751        116                                                                       116
Net change in unrealized loss
on investment securities
available for sale                                                                                       (1,311)            (1,311)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994          1,474,437    $ 3,967    $  3,510      $ 19,103       $ (1,814)      $  (555)          $ 24,211

YEAR 1995
Net income                                                                   4,040                                           4,040
Cash dividend                                                               (1,775)                                         (1,775)
Issuance of common stock                8,496        232                                                                       232
Net change in unrealized gain
(loss) on investment securities
available for sale                                                                                          971                971
- -----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995           1,482,933    $ 4,199     $  3,510     $ 21,368       $ (1,814)      $   416           $ 27,679
===================================================================================================================================

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                [UNION CENTER LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                  Years Ended December 31,
- -----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                                     1995             1994             1993
===================================================================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                             $  4,040         $  4,177         $  3,801
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation and amortization                                                               728              672              487
  Provision for loan losses                                                                     0               10              200
  Provision for deferred taxes                                                                118             (125)             160
  Gain on sale of investment securities                                                        49                0              (13)
  (Increase) decrease in accrued interest receivable                                          295             (266)             192
  (Increase) decrease in other assets                                                         (99)             330              274
  Increase (Decrease) in other liabilities                                                  1,186             (670)            (136)
  Amortization of premium and accretion of discount
  on investment securities, net                                                               674              904              974
- -----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                               6,991            5,032            5,939
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of securities available for sale                                 7,691            7,027                0
  Proceeds from maturities of securities held to maturity                                  84,335           42,628           84,860
  Proceeds from sales of investment securities available for sale                           7,629                0            4,716
  Purchase of securities available-for-sale                                                (6,435)          (2,750)               0
  Purchase of securities held to maturity                                                 (95,361)         (49,349)         (88,453)
  Net increase in loans                                                                    (8,765)         (22,940)          (6,306)
  Property and equipment expenditures, net                                                   (747)            (856)          (4,021)
- -----------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                                 (11,653)         (26,240)          (9,204)
- -----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                                                       5,491           (4,294)           7,804
  Dividends paid                                                                           (1,775)          (1,730)          (1,623)
  Proceeds from issuance of common stock                                                      232              116                0
  Proceeds from exercise of stock option                                                        0                0               50
  Net increase (decrease) in short-term borrowing                                          12,581            9,745           (1,355)
- ------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                              16,529            3,837            4,876
- -----------------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease)in cash and cash equivalents                                    11,867          (17,371)           1,611
- -----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                             18,305           35,676           34,065
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                 $ 30,172         $ 18,305         $ 35,676
- ------------------------------------------------------------------------------------------------------------------------------------
 Supplemental disclosures of cash flow information:
  Interest paid on deposits and short-term borrowings                                    $  8,641         $  5,869         $  6,683
  Income taxes                                                                           $  1,397         $  1,495         $    897
 Transfers from securities held to maturity to
  securities available for sale                                                          $ 17,819         $ 63,244         $      0
 Transfers from securities available for sale to
  securities held to maturity                                                            $      0         $ 16,992         $      0
==================================================================================================================================

          SEE ACCOMPANYING NOTES TO CONSOLIDA TED FINANCIAL STATEMENTS

[CENTER BANCORP INC. LOGO]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of Center Bancorp Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly-owned subsidiary, Union Center National Bank (the
Bank). All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements.

BUSINESS

     The Bank provides a full range of banking services to individual and corporate customers through branch locations in Union County, New Jersey. The Bank is subject to competition from other financial institutions and is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for that period. Actual results could differ significantly from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and due from banks, Federal funds sold, and securities purchased under agreement to resell. Generally, Federal funds are sold for one-day periods.

INVESTMENT SECURITIES

     The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities," on April 1, 1994. SFAS No. 115 establishes the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under the provisions of SFAS No. 115, those investments will be classified into three categories: (1) held to maturity securities, which the Corporation has both the positive intent and ability to hold until maturity, will be reported at amortized cost; (2) trading securities, which are purchased and held principally for the purpose of selling in the near term, will be reported at fair value with unrealized gains and losses, included in earnings; and (3) available for sale securities, which do not meet the criteria of the other two categories, will be reported at fair value with unrealized gains and losses, net of applicable income taxes, reported as a separate component of stockholders' equity and excluded from earnings.

     Investment securities that the Corporation has both the intent and ability to hold until maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized on a level yield method, as adjustments to interest income. Investment securities identified for sale prior to their contractual maturities in order to meet asset and liability management objectives are classified as available for sale and carried at fair value. Investment securities gains or losses are determined using the specific identification method.

INCOME TAXES

     On January 1, 1993 the Corporation adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the first year in which the differences are expected to be settled. The adoption of SFAS 109 was accounted for prospectively and did not have a significant impact on the Corporation's results of operations for the year ended December 31, 1993.

                                                            [UNION CENTER LOGO]


NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LOANS

     Loans are stated at their principal amounts less net deferred loan origination fees. Interest income is credited as earned except when a loan becomes seriously past due and doubt exists as to the ultimate collection of interest or principal; in those cases the recognition of income is discontinued. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield.

     Effective January 1, 1995 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and its subsequent amendment SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." SFAS No. 114, as amended, addresses the accounting for impaired loans and requires that impaired loans be measured based on the present value of expected future cash flows discounted as the 1oan's effective interest rate or, as a practical expedient, at the 1oan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The determination of impaired loans consisted of non-accrual loans and loans internally classified as substandard or below in each instance above an established dollar threshold. All loans below the established dollar threshold are considered homogenous and are considered in the Bank's normal credit evaluation process. Since the Company did not have any impaired loans and sufficiently evaluates the adequacy of the allowance for loan losses, there was no impact of adopting SFAS No. 114, as amended and these statements did not have an effect on the existing income recognition and charge-off policies for nonperforming loans.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level determined adequate to provide for potential loan losses. The allowance is increased by provisions charged to operations and reduced by loan charge-offs, net of recoveries. The allowance is based on Management's evaluation of the loan portfolio considering economic conditions, the volume and nature of the loan portfolio, historical loan loss experience and individual credit situations.

     Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

     Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in the state of New Jersey.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

BANK PREMISES AND EQUIPMENT

     Land is carried at cost and bank premises and equipment at cost less accumulated depreciation based on estimated useful lives of assets, computed principally on the straight-line basis. Expenditures for maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Gains and losses on sales or other dispositions are recorded as other income or other expenses.

RECLASSIFICATIONS

     Certain reclassifications have been made in the consolidated financial statements for 1994 and 1993 to conform to the classifications presented in 1995.

[CENTER BANCORP INC. LOGO]

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTANT POLICIES
(continued)

PENSION PLAN

     The Corporation has a non-contributory pension plan covering all eligible employees. The Corporation's policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974.

EARNINGS PER SHARE

     All share and per share amounts have been restated to reflect the 5% stock dividend on August 1, 1994.

NOTE 2
CASH AND DUE FROM BANKS

     The subsidiary bank, Union Center National Bank, maintained average cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $2,900,000 and $3,900,000 at December 31, 1995 and 1994,
respectively.

NOTE 3
INVESTMENT SECURITIES

     The following table presents information related to the Corporation's portfolio of securities held for maturity and available for sale at December 31, 1995 and 1994.


                                                                                DECEMBER 31, 1995
- -------------------------------------------------------------------------------------------------------------
                                                                            Gross       Gross       Estimated
                                                            Amortized     Unrealized  Unrealized      Market
(dollars in thousands)                                         Cost         Gains       Losses        Value
=============================================================================================================
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations              $ 107,446      $     0      $   69      $ 107,377
Obligations of U.S. states and political subdivisions          42,877          639           0         43,516
Other securities                                                5,707          849           0          6,556
- -------------------------------------------------------------------------------------------------------------
                                                            $ 156,030      $ 1,488      $   69      $ 157,449
=============================================================================================================




                                                                                DECEMBER 31, 1995
- -------------------------------------------------------------------------------------------------------------
                                                                            Gross       Gross       Estimated
                                                            Amortized     Unrealized  Unrealized      Market
(dollars in thousands)                                         Cost         Gains       Losses        Value
=============================================================================================================
SECURITIES AVAILABLE FOR SALE:
U.S. government and federal agency obligations              $  52,804      $   693      $    0      $  53,497
Other securities                                                  165            0           0            165
- -------------------------------------------------------------------------------------------------------------
                                                            $  52,969      $   693      $    0      $  53,662
=============================================================================================================

                                       36

                                                            [UNION CENTER LOGO]


NOTE 3
INVESTMENT SECURITIES (continued)


                                                                                DECEMBER 31, 1994
- -------------------------------------------------------------------------------------------------------------
                                                                            Gross       Gross       Estimated
                                                            Amortized     Unrealized  Unrealized      Market
(dollars in thousands)                                         Cost         Gains       Losses        Value
=============================================================================================================
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations              $ 111,139      $     0      $4,649      $ 106,490
Obligations of U.S. states and political subdivisions          55,026            0         943         54,083
Other securities                                                  453            0           0            453
- -------------------------------------------------------------------------------------------------------------
                                                            $ 166,618      $     0      $5,592      $ 161,026
=============================================================================================================



                                                                                DECEMBER 31, 1994
- -------------------------------------------------------------------------------------------------------------
                                                                            Gross       Gross       Estimated
                                                            Amortized     Unrealized  Unrealized      Market
(dollars in thousands)                                         Cost         Gains       Losses        Value
=============================================================================================================
SECURITIES AVAILABLE FOR SALE:
U.S. government and federal agency obligations              $  40,084      $     0      $  883      $  39,201
Obligations of U.S. states and political subdivisions             750            0          17            733
Other securities                                                  931            0           0            931
- -------------------------------------------------------------------------------------------------------------
                                                            $  41,765      $     0      $  900      $  40,865
=============================================================================================================

     The following table presents information for investments in securities held to maturity and securities available for sale at December 31, 1995, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call privileges of the issuer.


                                                               Held to Maturity         Available for Sale
                                                            ------------------------   ----------------------
                                                                           Estimated
                                                            Amortized        Market    Amortized   Book/Market
(dollars in thousands)                                         Cost          Value        Cost        Value
=============================================================================================================
Due in one year or less                                     $  22,269      $ 19,457     $20,429     $  21,189
Due after one year through five years                          90,857       102,164      26,932        26,769
Due after five years through ten years                         42,904        35,828       5,608         5,704
- -------------------------------------------------------------------------------------------------------------
                                                            $ 156,030     $ 157,449     $52,969     $  53,662
=============================================================================================================


     Pursuant to the provisions and implementation guidance contained within the special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", on November 27, 1995, the Corporation reassessed the classification of all securities within its portfolio and transferred $17.9 million from its held-to-maturity investment portfolio to its available-for-sale portfolio. These securities had a market value of $17.9 million which resulted in the Corporation recording an unrealized gain on securities available-for-sale, net of tax, within shareholders' equity of $60,000.

[CENTER BANCORP INC. LOGO]

NOTE 3
INVESTMENT SECURITIES (continued)

     Investment securities having a carrying value of approximately $33,500,000 and $20,000,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits, short-term borrowings and for other purposes required or permitted by law.

     The amortized cost and market values of investment securities with an amortized cost in excess of ten percent of stockholders' equity at December 31, 1995 and 1994, were as follows:


                                                                  1995                         1994
- ------------------------------------------------------------------------------------------------------------
                                                       Amortized        Market       Amortized       Market
(dollars in thousands)                                   Cost           Value          Cost           Value
- ------------------------------------------------------------------------------------------------------------
Jefferson Township, New Jersey                         $     --       $     --       $  3,225       $  3,193
State of Connecticut General Obligation                      --             --          3,350          3,365
Broward County, Florida                                      --             --          2,750          2,674
Lodi, New Jersey General Obligation                          --             --          2,117          2,048
State of Texas General Obligation                         3,747          3,940          3,745          3,674
Maricopa, Arizona                                            --             --          2,750          2,674
Seattle, Washington General Obligation                       --             --          2,690          2,200
- ------------------------------------------------------------------------------------------------------------
  Total                                                $  3,747       $  3,940       $ 20,627       $ 19,828
============================================================================================================

NOTE 4
LOANS AND THE ALLOWANCE FOR LOAN LOSSES

     The following table sets forth the composition of the Corporation's loan portfolio at December 31, 1995 and 1994, respectively.

(dollars in thousands)                                                                 1995           1994
- ------------------------------------------------------------------------------------------------------------
Real estate--residential mortgage                                                    $ 69,954       $ 64,666
Real estate--commercial                                                                13,603         12,427
Commercial and industrial                                                               7,699          6,247
Installment                                                                             6,841          6,250
All other                                                                                 171             31
Less unearned income                                                                     (698)          (785)
- ------------------------------------------------------------------------------------------------------------
Loans, net of unearned income                                                        $ 97,570       $ 88,805
============================================================================================================

    At December 31, 1995 and 1994 loans to officers and directors aggregated approximately $3,039,000 and $2,769,000 respectively. During the year ended December 31, 1995, the Corporation made new loans to officers and directors in the amount of $1,374,000; payments by such persons during 1995 aggregated $1,104,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.

                                                            [UNION CENTER LOGO]


NOTE 4
LOANS AND THE ALLOWANCE FOR LOAN LOSSES (continued)

     At December 31, 1995 the Corporation had no impaired loans or related allocations to the allowance for loan losses, as defined by SFAS 114. The average recorded investment in impaired loans was $0 for the year ended December 31, 1995.

     A summary of the activity in the allowance for loan losses is as follows:

(dollars in thousands)                            1995       1994        1993
================================================================================
Balance a the beginning of the year             $ 1,073    $    943    $    821
Provisions charged to expense                         0          10         200
Loans charged off                                   (10)        (12)        (98)
Recoveries on loans previously charged off           10         132          20
- -------------------------------------------------------------------------------
Balance at the end of the year                  $ 1,073    $  1,073    $    943
================================================================================

     The allowance for loan losses for Federal income tax purposes amounted to $758,000 and $638,000 at December 31, 1995 and 1994, which is the maximum allowable.

     The Bank's policy is to grant commercial, mortgage, and installment loans to New Jersey residents and businesses within its local trading area. The borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the borrowers' underlying collateral, value of the underlying collateral, and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control. The Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and personal guarantees are required for virtually all loans.

NOTE 5
BANK PREMISES AND EQUIPMENT

     A summary of the Corporation's premises and equipment at December 31, 1995 and 1994 follows:


(dollars in thousands)                                1995          1994
==========================================================================
Land                                                $ 1,463        $ 1,079
Buildings                                             4,965          4,947
Furniture, fixtures and equipment                     4,201          3,907
Leasehold improvements                                  288            286
==========================================================================
                                                     10,917         10,219
Less accumulated depreciation and amortization        3,455          2,776
- --------------------------------------------------------------------------
                                                    $ 7,462        $ 7,443
==========================================================================

[CENTER BANCORP INC. LOGO]

NOTE 6
PENSION AND BENEFITS

     The Corporation maintains a non-contributory pension plan for substantially all its employees. The benefits are based on years of service and the employee's compensation over the prior five-year period. The plan's assets consist primarily of an insurance annuity. In addition, the Corporation has a new non-qualified retirement plan which is designed to supplement the pension plan for key employees.

     The following table sets forth the funded status and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 1995 and 1994.

(dollars in thousands)                                      1995         1994
================================================================================
Actuarial present value of benefit obligations
  Vested                                                  $ 2,700       $ 2,299
  Non-Vested                                                  117            71
- --------------------------------------------------------------------------------
Accumulated benefit obligation                              2,817         2,370
Effect of projected future compensation levels                865         1,191
- --------------------------------------------------------------------------------
Projected benefit obligation                                3,682         3,561
Plan assets at fair value                                   3,318         3,100
- --------------------------------------------------------------------------------
Assets less than projected benefit obligation                (364)         (461)
Unrecognized net asset                                        (25)          (28)
Unamortized Prior Service Cost                                184            --
Deferred gain                                                (574)         (192)
- --------------------------------------------------------------------------------
Accrued expense                                           $  (779)      $  (681)
================================================================================

     The net periodic pension cost for 1995, 1994 and 1993 include the following components.

(dollars in thousands)                          1995         1994         1993
================================================================================
Service cost                                   $ 208        $ 187        $ 191
Interest                                         251          226          223
Actual return on plan assets                    (275)        (196)        (220)
Net amortization and deferral.                    21          (11)          21
- --------------------------------------------------------------------------------
  Net periodic pension expense                 $ 205        $ 206        $ 215
================================================================================

                                                            [UNION CENTER LOGO]

NOTE 6
PENSIONS SND BENEFITS (continued)

     The following table presents the assumptions used to calculate the projected benefit obligation and pension expense in each of the last three years.
                                                      1995      1994      1993
===============================================================================
Discount rate                                         7.50%     8.00%     8.00%
Rate of compensation increase                         6.50%     6.75%     7.75%
Expected long-term rate of return on plan assets      8.00%     7.00%     7.00%
===============================================================================

401K BENEFIT PLAN

     During 1994, the Corporation established a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. The plan was effective January 1, 1995. Employer contributions made in 1994 amounted to $0. Employer contributions amounted to $43,050 in 1995.

STOCK OPTION PLANS

     The Stock Option Plans permit Center Bancorp common stock to be issued to key employees and directors of the company and its subsidiaries. The options granted under the Plans are intended to be either Incentive Stock Options or Non-Qualified Options.

     Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant. Upon the exercise of options, proceeds received in excess of par value of the shares are credited to surplus.

[CENTER BANCORP LOGO]

NOTE 6
PENSIONS AND BENEFITS
(continued)

     Changes in options outstanding during the past three years were as follows:

                                                               Exercise
                                                              Price Range
Stock Option Plan                      Shares                  Per Share
===============================================================================
Outstanding, December 31, 1992
 (4,200 shares exercisable)             4,200     $   11.90 to        $   11.90
 Granted during 1993                   63,000         29.28 to            29.28
 Exercised during 1993                      0            -- to               --
 Expired or cancelled during 1993           0            -- to               --
- -------------------------------------------------------------------------------
Outstanding, December 31, 1993,
 (4,200 shares exercisable)            67,200         11.90 to            29.28
 Granted during 1994                   12,600         29.28 to            29.28
 Exercised during 1994                 (4,200)        11.90 to            11.90
 Expired or cancelled during 1994        (525)        29.28 to            29.28
- -------------------------------------------------------------------------------
Outstanding, December 31, 1994,
 (23,415 shares exercisable)           75,075         29.28 to            29.28
 Granted during 1995                       --            -- to               --
 Exercised during 1995                     --            -- to               --
 Expired or cancelled during 1995      (6,825)        29.28 to            29.28
- -------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1995
 (34,020 shares exercisable)           68,250     $   29.28 to        $   29.28
===============================================================================

NOTE 7
INCOME TAXES

     The current and deferred amounts of income tax expense for the years ended December 31, 1995, 1994 and 1993 are as follows:

 (dollars in thousands)                            1995     1994      1993
==============================================================================
CURRENT:
 Federal                                         $1,273    $ 1,241     $ 1,117
 State                                              125         68          57
- ------------------------------------------------------------------------------
                                                  1,398      1,309       1,174
DEFERRED:
 Federal                                            118        125        (160)
- -------------------------------------------------------------------------------
Income tax expense from continuing operations     1,516      1,434       1,014
===============================================================================

                                       42

                                                          [UNION CENTER LOGO]

NOTE 7
INCOME TAXES
(continued)

     A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:


 (dollars in thousands)                            1995     1994      1993
==============================================================================

Income before income tax expense                 $5,556    $5,611      $4,815
Federal statutory rate                               34%       34%         34%
- ------------------------------------------------------------------------------
Computed "expected" Federal income
 tax expense                                      1,889     1,907       1,637
State tax net of Federal tax benefit                 82        45          38
Tax-exempt interest and dividends                  (429)     (526)       (669)
Decrease in valuation allowance                       0       (22)          0
Other, net                                          (26)       30           8
- ------------------------------------------------------------------------------
Income tax expense                                1,516    $1,434      $1,014
==============================================================================
     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 1995 and 1994 are presented below.


(dollars in thousands)                                  1995        1994
==============================================================================
Deferred tax assets:
  Allowance for loan losses                           $126          $174
  Pension Expense                                      295           262
  Deferred fee income-Mortgages                         61            67
  Unrealized loss on securities available
   for sale                                              0           345
- ------------------------------------------------------------------------------
    Total gross deferred tax asset                     482           848
  Valuation allowance                                  (58)          (58)
- ------------------------------------------------------------------------------
    Net deferred tax asset                            $424          $790
- ------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                        $141          $ 81
  Market discount accretion                            199           163
  Premium amortization                                   0            43
  Deferred fee expense-Mortages                        126            82
  Unrealized gains on securities available
   for sale                                            277             0
- ------------------------------------------------------------------------------
    Total gross deferred tax liabilities               743           369
- ------------------------------------------------------------------------------
    Net deferred tax asset (liability)               $(319)          $421
==============================================================================

[CENTER BANCORP LOGO]

NOTE 7
INCOME TAXES
(continued)

     Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carrybacks on a federal basis, management believes it is more likely than not that the Company will realize the benefit of the net deductible temporary differences existing at December 31, 1995 and 1994, respectively.

     The valuation allowance is due to the state tax effect of the net deductible temporary difference calculated on a separate company basis. The valuation allowance for deferred tax assets as of December 31, 1995 and 1994 was $58,000 and $58,000 respectively.



NOTE 8 (unaudited)
QUARTERLY FINANCIAL INFORMATION
CENTER BANCORP, INC.


                                                                                   FISCAL 1995
(dollars in thousands, except per share data)              4th Quarter          3rd Quarter   2nd Quarter    1st Quarter
- ------------------------------------------------------------------------------------------------------------------------
Total interest income                                      $    5,716         $    5,474      $    5,353    $    5,206
Total interest expense                                          2,297              2,206           2,214         2,070
Net interest income                                             3,419              3,268           3,139         3,136
Provision for loan losses                                           0                  0               0             0
Other income                                                      175                150             248           159
Other expense                                                   2,210              1,791           2,164         1,973
Income before income taxes                                      1,384              1,627           1,223         1,322
Net Income                                                        985              1,141             914         1,000
Earnings per share                                         $     0.66         $     0.77      $     0.62    $     0.68
Weighted average common shares outstanding                  1,478,357          1,477,504       1,476,557     1,475,671
========================================================================================================================

                                                                                   FISCAL 1994
(dollars in thousands, except per share data)              4th Quarter          3rd Quarter   2nd Quarter   1st Quarter
- ------------------------------------------------------------------------------------------------------------------------
Total interest income                                      $    5,036         $    4,856      $    4,583    $    4,508
Total interest expense                                          1,653              1,527           1,393         1,341
Net interest income                                             3,383              3,329           3,190         3,167
Provision for loan losses                                           0                  0               0            10
Other income                                                      162                163             177           166
Other expense                                                   2,136              1,936           2,064         1,980
Income before income taxes                                      1,409              1,556           1,303         1,343
Net Income                                                        989              1,135           1,012         1,041
Earnings per share                                         $     0.67         $     0.77      $     0.69    $     0.70
Weighted average common shares outstanding                  1,474,264          1,473,413       1,472,032     1,472,032
========================================================================================================================


                                                             [UNION CENTER LOGO]

NOTE9
FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

     The carrying amounts for cash and cash equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of investment securities is estimated based on bid quotations received from securities dealers.

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate-mortgage, and installment loans. The fair value of performing loans, except residential mortgages, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's historical experience with prepayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

     Under SFAS 107, the fair value of deposit with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 1995 and 1994. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     The fair value estimates of commitments to extend credit and standby letters of credit are estimated at the contract amounts.

     Short-term borrowings that mature within six months have fair values equal to their carrying value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

[CENTER BANCORP INC. LOGO]

NOTE 9
FAIR VALUE OF FINANCIAL INSTRUMENTS
(continued)

     The estimated fair value of the Corporation's financial instruments are as follows:

                                                                               December 31,
- --------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                              1995                             1994
====================================================================================================================
                                                         CARRYING            FAIR          Carrying         Fair
                                                         AMOUNT              VALUE          Amount          Value
- --------------------------------------------------------------------------------------------------------------------
 FINANCIAL ASSETS:
  Cash and cash equivalents                              $ 30,172           $ 30,172       $ 18,305      $  18,305
  Investments                                             209,692            211,111        207,483        201,891
  Net loans                                                96,497             94,497         87,732         83,167

 FINANCIAL LIABILITIES:
  Noninterest-bearing deposits                           $ 60,635           $ 60,635       $ 56,872      $  56,872
  Interest-Bearing deposits                               235,031            235,031        233,304        233,304
  Federal funds purchased and securities sold under
   agreement to repurchase                                 22,326             22,326          9,745          9,745
====================================================================================================================


NOTE 10
PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Center Bancorp, Inc., operates its wholly-owned subsidiary, Union Center National Bank. The earnings of this subsidiary are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiary and dividends paid reduce the investment in the subsidiary. Dividends payable by the Corporation are unrestricted, although the ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see
Note 11). Condensed financial statements of the Parent Company only follow:

CONDENSED STATEMENTS OF CONDITION

                                                  For years ended December 31,
- --------------------------------------------------------------------------------
(dollars in thousands)                                1995          1994
================================================================================
ASSETS
     Cash and cash equivalents                       $   890       $   629
     Investment in subsidiary                         27,357        24,074
- --------------------------------------------------------------------------------
                                                     $28,247       $24,703
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
    Other liabilities                                $   567       $   492
    Stockholders' equity                              27,679        24,211
- --------------------------------------------------------------------------------
                                                     $28,246       $24,703
================================================================================

                                                             [UNION CENTER LOGO]


NOTE 10

PARENT COMPANY ONLY FINANCIAL STATEMENTS
(continued)

CONDENSED STATEMENT OF INCOME

                                                                 For years ended December 31,
- -----------------------------------------------------------------------------------------------
(dollars in thousands)                                           1995        1994        1993
===============================================================================================
Income
  Dividend income from subsidiary                               $ 1,775     $ 1,727     $ 1,698
  Management fees                                                    48          45          61
  Other                                                               0           3           0
- -----------------------------------------------------------------------------------------------
                                                                  1,823       1,775       1,759
Expenses                                                             95         140         126
- -----------------------------------------------------------------------------------------------
  Net income before equity in earnings of subsidiary              1,728       1,635       1,633
  Equity in earnings of subsidiary                                2,312       2,542       2,168
- -----------------------------------------------------------------------------------------------
  Net Income                                                    $ 4,040    $ 4, 177     $ 3,801
===============================================================================================

CONDENSED STATEMENTS OF CASH FLOWS
                                                                 For years ended December 31,
- -----------------------------------------------------------------------------------------------
(dollars in thousands)                                           1995        1994        1993
===============================================================================================
Operating Activities:
Net income                                                      $ 4,040     $ 4,177     $ 3,801
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Equity in earnings of subsidiary                             (2,312)     (2,542)     (2,168)
    Other, net                                                       76        (260)         33
- -----------------------------------------------------------------------------------------------
    Net cash provided by operating activities                     1,804       1,375       1,666
- -----------------------------------------------------------------------------------------------
Financing Activities:
  Cash Dividends                                                 (1,775)     (1,730)     (1,623)
  Proceeds from exercise of stock options                             0           0          50
  Proceeds from issuance of common stock                            232         116           0
- -----------------------------------------------------------------------------------------------
    Net cash used in financing activities                        (1,543)     (1,614)     (1,573)
- -----------------------------------------------------------------------------------------------
    Increase (decrease)in cash                                      261        (239)         93
    Cash at the beginning of year                                   629         868         775
- -----------------------------------------------------------------------------------------------
    Cash at the end of year                                     $   890     $   629     $   868
===============================================================================================

NOTE 11

DIVIDENDS AND OTHER RESTRICTIONS

     Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the subsidiary bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the Bank's capital. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of its net profits for that year combined with its retained profits for the two preceding years. At December 31, 1995, $7,022,000 was available for the payment of dividends.

[CENTER BANCORP INC. LOGO]

NOTE 12

COMMITMENTS, CONTINGENCIES AND
CONCENTRATIONS OF CREDIT RISK

     In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $20,467,000 and $20,538,000 and standby letters of credit totaling $9,439,000 and $8,128,000 at December 31, 1995 and 1994,
respectively, which are not reflected in the accompanying consolidated financial statements. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Corporation controls credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit related terms and conditions from the customer. In the opinion of management the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

     A substantial portion of the Bank's loans are one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in the real estate market.

     The Corporation is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based upon the information currently available and advice received from legal counsel representing the Corporation in connection with such claims, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse impact on the consolidated financial position or results of operations, or liquidity of the Corporation.

NOTE 13

SUBSEQUENT EVENT (unaudited)

     On February 14, 1996, the Corporation entered into a letter of intent to acquire the $74 million Lehigh Savings Bank, SLA (Lehigh) and its three branches located in Union County, New Jersey at a cost of approximately $6 million. The acquisition will be accounted for under the purchase method of accounting, and is subject to regulatory approval. As a result of the acquisition the excess of cost over fair market value of tangible assets acquired will be recorded as goodwill.

                                                             [UNION CENTER LOGO]



KPMG Peat Marwick LLP

     Certified Public Accountants

INDEPENDENT
AUDITORS' REPORT

The Board of Directors
and Stockholders
Center Bancorp Inc.:

We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiary (the Corporation) as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994 and Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in 1993.

KPMG PEAT MARWICK LLP

Short Hills, New Jersey
January 31, 1996