Form 10-K, Exhibit 13
period 1996-12-31
CENTER BANCORP INC
filed 1997-03-31
CIK 712771

CENTER BANCORP INC.

  SUMMARY OF SELECTED STATISTICAL INFORMATION AND FINANCIAL DATA



                                                    YEAR ENDED DECEMBER 31,
  ------------------------------------------------------------------------------------------------------------------------
  (IN THOUSANDS, EXCEPT PER SHARE DATA)            1996         1995         1994         1993         1992         1991
  ------------------------------------------------------------------------------------------------------------------------
  SUMMARY OF INCOME
   Interest income                              $ 26,430     $ 21,749     $ 18,983     $ 18,341     $ 17,492     $ 17,269
   Interest expense                               11,586        8,787        5,914        6,762        7,328        8,815
  Net interest income                             14,844       12,962       13,069       11,579       10,164        8,454
  Provision (credit) for loan losses                (132)           0           10          200          461          117
  Net interest income after provision
   (credit) for loan losses                       14,976       12,962       13,059       11,379        9,703        8,337
  Other income                                       727          732          668          820        1,159          878
  Other expense                                    9,910        8,138        8,116        7,384        6,753        5,480
  Income before income tax expense                 5,793        5,556        5,611        4,815        4,109        3,735
  Income tax expense                               1,636        1,516        1,434        1,014          916        1,046
  Net income                                     $ 4,157      $ 4,040      $ 4,177      $ 3,801      $ 3,193      $ 2,689
  ------------------------------------------------------------------------------------------------------------------------
  STATEMENT OF FINANCIAL CONDITION DATA
   Investments                                  $280,123     $209,692     $207,483     $206,844     $208,928     $136,877
   Total loans                                   117,830       97,570       88,805       65,745       59,517       59,443
   Total assets                                  459,218      347,777      325,113      318,607      309,664      237,428
   Deposits                                      426,654      295,666      290,175      294,469      286,665      215,714
   Stockholders' equity                           30,213       27,679       24,211       22,203       19,975       18,327
  ------------------------------------------------------------------------------------------------------------------------
  DIVIDENDS
   Cash dividends                               $  1,787     $  1,775     $  1,730     $  1,623     $  1,570     $  1,395
   Dividend payout ratio                              43%          44%          41%          43%          49%          52%
  ------------------------------------------------------------------------------------------------------------------------
  CASH DIVIDENDS PER SHARE
   Cash dividends                                  $0.80        $0.80        $0.78        $0.74        $0.71        $0.63
  ------------------------------------------------------------------------------------------------------------------------
  EARNINGS PER SHARE
   Net income                                      $1.86        $1.82        $1.89        $1.73        $1.45        $1.23
  ------------------------------------------------------------------------------------------------------------------------
  AVERAGE WEIGHTED COMMON SHARES
   OUTSTANDING                                 2,231,113    2,218,331    2,210,506    2,202,807    2,196,784    2,196,546
  ------------------------------------------------------------------------------------------------------------------------
  OPERATING RATIOS
   Return on average assets                         1.00%        1.15%        1.27%        1.18%        1.19%        1.21%
   Return on tangible average equity               15.21%       15.32%       17.59%       17.93%       16.35%       15.37%
  ------------------------------------------------------------------------------------------------------------------------
  BOOK VALUE PER COMMON SHARE                     $13.50       $12.46       $10.93       $10.57        $9.53        $8.76
   Tangible book value (at year end)              $11.86       $12.46       $10.93       $10.57        $9.53        $8.76
  ------------------------------------------------------------------------------------------------------------------------
  NON-FINANCIAL INFORMATION
   Common stockholders                               633          629          598          586          562          551
   Staff--Full time equivalent                       170          132          132          133          118          101
  ------------------------------------------------------------------------------------------------------------------------


  Footnote: All per share amounts have been restated to reflect the  three-for-two stock split paid on May 8, 1996, and all prior stock dividends.

  -----------------------------------------------------------------------------
  10


                                                     YEAR ENDED DECEMBER 31,
  -----------------------------------------------------------------------------------------------------------------------
  (IN THOUSANDS, EXCEPT PER SHARE DATA)            1990         1989         1988         1987         1986        1985
  -----------------------------------------------------------------------------------------------------------------------
  SUMMARY OF INCOME
   Interest income                               $16,975      $15,981      $14,713      $13,371      $11,459      $10,797
   Interest expense                                8,827        8,253        6,773        5,995        4,795        4,698
  Net interest income                              8,148        7,728        7,940        7,376        6,664        6,099
  Provision (credit) for loan losses                 119           27           40           15           28           31
  Net interest income after provision (credit)
   for loan losses                                 8,029        7,701        7,900        7,361        6,636        6,068
  Other income                                       723          525          379          369          353          302
  Other expense                                    5,094        4,509        3,950        3,427        3,162        3,001
  Income before income tax expense                 3,658        3,717        4,329        4,303        3,827        3,369
  Income tax expense                               1,135        1,165        1,345        1,501        1,485        1,248
  Net income                                     $ 2,523      $ 2,552      $ 2,984      $ 2,802      $ 2,342      $ 2,121
  -----------------------------------------------------------------------------------------------------------------------
  STATEMENT OF FINANCIAL CONDITION DATA
   Investments                                   $96,361      $80,963      $94,558      $97,983      $73,683      $62,965
   Total loans                                    68,778       70,348       63,720       49,760       40,560       44,183
   Total assets                                  209,912      191,277      182,459      176,712      157,937      128,218
   Deposits                                      186,828      168,909      161,195      161,917      145,523      115,091
   Stockholders' equity                           17,033       15,905       14,729       13,137       11,426       10,500
  -----------------------------------------------------------------------------------------------------------------------
  DIVIDENDS
   Cash dividends                                $ 1,393       $1,393      $ 1,356       $1,165       $1,085       $  927
   Dividend payout ratio                              55%          55%          45%          42%          46%          45%
  -----------------------------------------------------------------------------------------------------------------------
  CASH DIVIDENDS PER SHARE
   Cash dividends                                  $0.63        $0.63        $0.61        $0.53        $0.49        $0.41
  -----------------------------------------------------------------------------------------------------------------------
  EARNINGS PER SHARE
   Net income                                      $1.15        $1.17        $1.35        $1.28        $1.06        $0.93
  -----------------------------------------------------------------------------------------------------------------------
  AVERAGE WEIGHTED COMMON SHARES
    OUTSTANDING                                2,196,546    2,192,984    2,202,807    2,189,647    2,209,026    2,293,068
  -----------------------------------------------------------------------------------------------------------------------
  OPERATING RATIOS
   Return on average assets                         1.26%        1.38%        1.65%        1.70%        1.78%        1.26%
   Return on tangible average equity               15.34%       16.43%       22.52%       20.92%       20.35%       15.34%
  -----------------------------------------------------------------------------------------------------------------------
  BOOK VALUE PER COMMON SHARE                      $8.15        $6.65        $6.15        $5.49        $4.77        $4.75
   Tangible Book value (at year end)               $8.15        $6.65        $6.15        $5.49        $4.77        $4.75
  -----------------------------------------------------------------------------------------------------------------------
  NON-FINANCIAL INFORMATION
   Common stockholders                               511          504          499          480          490          480
   Staff                                             100           92           92           86           95           95
  -----------------------------------------------------------------------------------------------------------------------


  ------------------------------------------------------------------------------
                                                                              11

  CENTER BANCORP INC.


  ACQUISITION OF LEHIGH SAVINGS SLA

           On June 28, 1996, the Corporation completed its acquisition of Lehigh Savings Bank SLA, ("Lehigh") a New Jersey chartered Savings & Loan, in a transaction accounted for under the purchase method of accounting. At June 28, 1996, Lehigh Savings Bank SLA had assets of $70.9 million (primarily cash and cash equivalents of $53.0 million and loans of $15.0 million), deposits of $68.1 million and stockholders' equity of $2.7 million. Lehigh had a net loss of $1.1 million for the fiscal period of July 1, 1995 to June 27, 1996. The acquisition was effected as a series of mergers pursuant to which the Corporation paid a total of approximately $5.5 million in cash and Lehigh ultimately was merged into the Corporation's Union Center National Bank subsidiary. The resulting goodwill amounted to $3.8 million and is being amortized over a 15 year period. The December 31, 1996 financial pages of this annual report and consolidated financial statements of the Corporation include the assets, liabilities, and results of operations of Lehigh since the acquisition date.



  FINANCIAL REVIEW

     TABLE OF CONTENTS

     Management's Discussion & Analysis ................................ 13-31
     Consolidated Statements of Condition ..............................    32
     Consolidated Statements of Income .................................    33
     Consolidated Statements of Changes in Stockholders' Equity ........    34
     Consolidated Statements of Cash Flows .............................    35
     Notes to Consolidated Financial Statements ........................ 36-52
     Independent Auditors' Report ......................................    53

-------------------------------------------------------------------------------
12

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

     The following introduction to Management's Discussion and Analysis highlights the principal activities of Center Bancorp, Inc. that have contributed to its earnings performance in 1996.

     Center Bancorp's performance for 1996 was highlighted by loan growth, principally in the mortgage and consumer loan portfolios, and consistent asset quality which resulted in a credit to the allowance for loan loss reserves and no other real estate owned (OREO) at December 31, 1996. This marked another year of solid earnings. As a result of sustained earnings and capital growth, dividends were maintained at over a 40 percent dividend payout ratio. At the annual stockholders' meeting on April 16, 1996, the Board of Directors announced a declaration of a three-for-two stock split of Center Bancorp's common stock. The split was effective May 31, 1996, and constituted the third time in the last five years that the Corporation has either declared a stock split or paid a stock dividend.

     Net income for the twelve months ended December 31, 1996, amounted to $4,157,000 as compared to $4,040,000 and $4,177,000 earned for the comparable periods in 1995 and 1994, respectively. The resulting earnings per share amounted to $1.86 as compared to $1.82 and $1.89 earned in 1995 and 1994, respectively. These figures have been restated to reflect the three-for-two stock split in 1996 and the five percent stock dividend in 1994.

     Earnings performance for 1996 remained consistent with the 1995 period as a result of increased net interest income being offset by an increase, and higher than expected operating expenses. These expenses were a direct result of the acquisition of Lehigh on June 28, 1996. The increased net interest income was primarily a result of a change in the asset mix, and an increased volume of earnings-assets, offset in part by an increased volume of interest-bearing liabilities that partially funded earning-asset growth. The expanded level of net average earning-assets was primarily supported by the acquired deposit base of Lehigh and increased time related interest-bearing deposits.

     The Corporation's total assets grew to an all time year-end high of $459.2 million at December 31, 1996, increasing $111.4 million or 32 percent over December 1995 levels. The return on average assets was 1.00 percent in 1996, as compared with 1.15 percent and 1.27 percent in 1995 and 1994, respectively.

     A continuing key element of the Corporation's consistent performance is its strong capital base. The Corporation's risk-based capital ratios at December 31, 1996 were 15.6 percent for Tier I capital and 16.4 percent for total risk-based capital. These ratios substantially exceed the minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. From a performance viewpoint, return on tangible average shareholder's equity was 15.2 percent in 1996, compared with 15.3 percent for 1995.

     The following sections discuss the Corporation's Results of Operations, Asset and Liability Management, Liquidity and Capital Resources.

RESULTS OF OPERATIONS

     The most significant component of Center Bancorp's earnings is net interest income, which is the difference between the interest earned on the portfolio of earning assets (principally investments and loans) and the interest paid for deposits and short-term borrowings which support these assets. Net

-------------------------------------------------------------------------------
                                                                              13

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

     The following table presents the components of net interest income (on a tax equivalent basis) for the past three years.


                                                                     YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
                                                     1996                                  1995                   1994
-----------------------------------------------------------------------------------------------------------------------
                                                   INCREASE                              INCREASE
                                                (DECREASE) FROM    PERCENT           (DECREASE) FROM  PERCENT
(DOLLARS IN THOUSANDS)                AMOUNT      PRIOR YEAR       CHANGE    AMOUNT     PRIOR YEAR    CHANGE     AMOUNT
-----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Investments                           $17,324       $4,043           30.4   $13,281      $  823          6.6    $12,458
Loans, including fees                   8,625        1,099           14.6     7,526       1,827         32.1      5,699
Federal funds sold and securities
 purchased under agreement
 to resell                                481         (461)         (48.9)      942         116         14.0        826
-----------------------------------------------------------------------------------------------------------------------
Total interest income                  26,430        4,681           21.5    21,749       2,766         14.6     18,983
-----------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
-----------------------------------------------------------------------------------------------------------------------
Certificates $100,000 or more           4,113        1,349           48.8     2,764       2,303        499.6        461
Deposits                                7,097        1,176           19.9     5,921         556         10.4      5,365
Short-term borrowings                     376          274          268.6       102          14         15.9         88
-----------------------------------------------------------------------------------------------------------------------
Total interest expense                 11,586        2,799           31.9     8,787       2,873         48.6      5,914
-----------------------------------------------------------------------------------------------------------------------
Net interest income*                   14,844        1,882           14.5    12,962        (107)        (0.8)    13,069
Tax-equivalent adjustment                 578         (112)         (16.2)      690        (175)       (20.2)       865
-----------------------------------------------------------------------------------------------------------------------
Net interest income on a fully
 tax-equivalent basis                 $15,422       $1,770           13.0   $13,652      $ (282)        (2.0)   $13,934
=======================================================================================================================

* Before the provision for loan losses.

NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest accrued on securities of state and political subdivisions.

NET INTEREST INCOME

     Net interest income on a fully tax-equivalent basis increased $1.8 million or 13.0 percent to approximately $15.4 million during 1996 from approximately $13.7 million for 1995. The net interest margin decreased from 4.21 percent to
3.72 percent for 1996 due to the effect of the increased cost of funds reflecting the rise in short-term interest rates that prevailed throughout most of 1996. This was offset in part by an increase in the average volume of interest-earning assets in 1996 as compared to 1995. The average balance of interest-earning assets and interest-bearing liabilities increased from $324.3

--------------------------------------------------------------------------------
14
million and $260.5 million, respectively, in 1995 to $385 million and $321.3 million, respectively, in 1996. Net average interest-earning-assets remained unchanged at $63.8 million in 1995 and 1996. The 1996 changes in average balances was primarily due to increased volumes of taxable investments funded with increased volumes of time deposits. An increase in the average yield on interest-earning assets was offset by a more substantial increase in the average cost of interest-bearing liabilities (3.61 percent in 1996 versus 3.37 percent in 1995). The increase in the average yield on interest-earning assets was only 9 basis points (6.92 percent in 1995 versus 7.01 percent in 1996).

     These various factors are reflected in the following table presenting a rate/volume analysis of changes in net interest income which indicates, for 1996, a net increase of $692,000 from rate-related factors and a net increase of $1,078,000 from volume related factors.

     The table on page 31 (Average Balance Sheet with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of average interest-earning assets and interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets.

     The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing below and on page 31, both of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table presented below (Analysis of Variance in Net Interest Income Due to Volume and Rates) describes the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

ANALYSIS OF VARIANCE IN NET INTEREST INCOME DUE TO VOLUME AND RATES


                                                             1996/1995                         1995/1994
                                                        INCREASE (DECREASE)               INCREASE (DECREASE)
                                                         DUE TO CHANGE IN:                 DUE TO CHANGE IN:
-----------------------------------------------------------------------------------------------------------------------
                                                       AVERAGE      AVERAGE      NET      AVERAGE     AVERAGE     NET
(DOLLARS IN THOUSANDS)                                 VOLUME        RATE      CHANGE     VOLUME       RATE      CHANGE
-----------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
INVESTMENT SECURITIES:

 Taxable                                               $3,984       $ 276      $4,260     $  463      $  700     $1,163
 Non-taxable                                             (337)          8        (329)      (595)         80       (515)
Federal funds sold and securities

 purchased under agreement to resell                     (426)        (35)       (461)        36          80        116
Loans, net of unearned discounts                        1,013          86       1,099      1,775          52      1,827
-----------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets                         4,234         335       4,569      1,679         912      2,591
-----------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Money market deposits                                     (80)        129          49       (285)        338         53
Savings deposits                                          123        (136)        (13)      (184)        275         91
Time deposits                                           2,874         (76)      2,798      1,670         963      2,633
Other interest-bearing deposits                           (29)       (280)       (309)       (35)        117         82
Short-term borrowings                                     268           6         274         (2)         16         14
-----------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities                    3,156        (357)      2,799      1,164       1,709      2,873
-----------------------------------------------------------------------------------------------------------------------
Change in net interest income                          $1,078       $ 692      $1,770     $  515      $ (797)    $ (282)
========================================================================================================================


--------------------------------------------------------------------------------
                                                                              15

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

     Interest income (tax-equivalent) increased by $4.6 million from 1995 to 1996 and by $2.6 million from 1994 to 1995. The primary factor on the improvement in interest income during 1996 was the increased levels of earning-assets, as previously noted. The Corporation's loan portfolio increased on average by $12.7 million, primarily as a result of increased volumes of residential mortgages and home equity and consumer loans. This increase was primarily achieved through deposit growth and acquired loans. The loan portfolio (traditionally the highest yielding type of interest-earning asset) represented
28.0 percent of the Corporation's interest-earning assets (on average) during 1996 as compared with 29.4 percent of such assets (on average) during 1995. Interest income generated from the loan portfolio in 1996 was affected by declines in market demand coupled with continued refinancing activity in the portfolio as borrowers continued to capitalize on the lower interest rates available during the first half of the year.

     Investments contributed the most significant change in the earning-asset mix in 1996. Investment volume was driven by the increased deposit volume gained with the acquisition of Lehigh, which was offset in cash received on June 28, 1996. The cash, approximately $53 million, was used in investing activity and in interest rate-risk management strategies in restructuring the balance sheet. Within the investment portfolio, volume increases in taxable securities far outweighed (decreases) in the non-taxable portfolio. The substantial preponderance of taxable security growth reflects the change in interest rates, making the yields on taxable instruments more attractive.

     Interest expense increased during 1996, primarily as a result of the increased deposit volumes, and the continued pressure of the cost of funds in the short-term market. Short-term market rates increased and then leveled off at disproportionate levels to other sectors of the yield curve during 1996, as the curve flattened. As a result, banks became more competitive to retain and attract new deposits, within the entire financial industry, given deposit pricing pressures and increased competition from "non-bank" competitors, such as brokerages and mutual funds. For the twelve months ended December 31, 1996, interest expense increased by $2.8 million or 31.8 percent as compared with the twelve months ended December 31, 1995. The average cost of funds increased by 24 basis points, reflecting the rise in interest rates, and changes in the liability mix, (i.e., increased volumes of more costly interest-bearing liabilities).

     During 1995 interest expense increased $2.9 million or 48.6 percent as compared with the twelve months ended December 31, 1994. This was primarily a result of higher average funding costs, as short-term interest rates moved higher throughout most of 1995. The resulting average cost of funds to the Corporation increased by 95 basis points. This cost was further impacted by a change in the liability mix, as the Corporation had increased volumes of more costly interest-bearing liabilities and funding sources. During 1995, less expensive deposits such as NOW checking, Savings and Money Market accounts were replaced by more costly time deposits of $100,000 and over.

     Inflationary fears and the expanding economy have pushed short-term interest rates up. There continues to be a disintermediation of rates in the short-term interest rate market. This in turn has effected the cost of funds associated with a number of the Corporation's funding products. i.e. municipal deposits tied to market indices, "Jumbo" Certificates of Deposit, and short-term repurchase agreements. Management believes that this pressure and continued disparity in the level of interest

-------------------------------------------------------------------------------
16
rates in the short-term end of the yield curve will continue to exert upward pressure on the cost of funds into the beginning of 1997. Deposit growth continued to be impacted by the depositors' desire for higher-yielding investment alternatives, such as mutual funds, equity securities, tax-free instruments, and a variety of insurance products. As interest rates remained high in the short term market in 1995, and into 1996, depositors started to shift funds from lower yielding savings and money market accounts into higher yielding certificates of deposit. This shift continued throughout 1996. The impact of this volume change in the deposit mix, coupled with the increased deposit volume acquired from Lehigh, gave rise to the net change in the cost of funds.

     For the twelve months ended December 31, 1996, the Corporation's net interest yield on a tax-equivalent basis (i.e., net interest income on a tax equivalent basis as a percent of average interest-earning assets) declined to
3.72 from 4.21 percent, and 4.62 percent for 1995 and 1994, respectively. The declines noted reflected a narrowing of spreads between yields earned on loans and investments and rates paid for supporting funds. There was a favorable change in the mix of supporting interest-earning assets, primarily the increased loan volumes. However, this was offset to some extent by the change in the mix of interest-bearing liabilities to more costly funding.

     The contribution of noninterest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) declined approximately 32 basis points during 1996 from 66 basis points in 1995. During the comparable periods of 1995 and 1994 there was an increase of 19 basis points, from 47 basis points to 66 basis points. This change has contributed to increased deposit pricing pressure exerted on interest margins, due to a shifting of these deposits to interest-bearing accounts.

     The Corporation's net interest rate spread (i.e., the average yield on average interest-earning assets, calculated on a tax-equivalent basis, minus the average rate paid on interest-bearing liabilities) declined to 3.40 percent in 1996 from 3.55 percent in 1995 and 4.15 percent in 1994. The decline in net interest spreads is primarily a result of the increased cost of interest-bearing liabilities and the Corporation's inability to fund a greater portion of the increase in earning-assets through increases in noninterest-bearing sources and core deposits.

INVESTMENTS

     The average volume of investment securities increased by $55.6 million in 1996 as compared to 1995. The tax-equivalent yield on investments increased to
6.64 percent or by 11 basis points from a yield of 6.53 percent during 1995. The increased yield on the investment portfolio in 1996 was achieved through higher market rates on purchases made to replace lower yielding investments which had matured.

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

     On January 3, 1994, the Corporation adopted SFAS No. 115. In connection with this policy, management reviewed the composition of the investment portfolio and designated all municipal securities, certain fixed rate collateralized mortgage obligations, federal agency securities and U.S. treasury

-------------------------------------------------------------------------------
                                                                              17

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

bonds as held-to-maturity. These securities are being carried at amortized cost. All other securities, comprised primarily of U.S. treasury notes and certain Federal Agency and CMO securities, with an amortized cost amounting to approximately $65.8 million, were designated as available-for-sale and marked to their estimated market values. Prior to the adoption of SFAS No. 115, the Corporation did not maintain an available-for-sale portfolio and all investment securities were carried at amortized cost.

     Pursuant to the provisions and implementation guidance contained within the special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", on November 27, 1995, the Corporation reassessed the classification of all securities within its portfolio and transferred $17.8 million from its held-to-maturity investment portfolio to its available-for-sale portfolio. These securities had a market value of $17.9 million, which resulted in the Corporation's recording an unrealized gain on securities available-for-sale, net of tax, within stockholders' equity of $60,000. During 1996, the Corporation had no such transfers. Sales from the Available-for-Sale portfolio were made in the normal course of business.

     At December 31, 1996, the total investment portfolio excluding overnight investments, was $280.1 million, or 66.5 percent of earning assets, as compared to $209.7 million or 62.1 percent at December 31, 1995. The principal components of the investment portfolio are U.S. government Treasury and Federal Agency securities. For additional information regarding the Corporation's investment portfolio, see Note 4 of the Notes to the Corporation's Consolidated Financial Statements.

     The amortized cost and market values of investment securities, (excluding U.S. Government and Agency Bonds,) with an amortized cost in excess of ten percent of stockholders' equity at December 31, 1996 and 1995, were as follows:


                                                      1996                          1995
------------------------------------------------------------------------------------------------
                                             AMORTIZED       MARKET       AMORTIZED       MARKET
(DOLLARS IN THOUSANDS)                         COST           VALUE         COST           VALUE
------------------------------------------------------------------------------------------------
State of Texas General Obligation              $   0          $   0        $3,747         $3,940
================================================================================================

LOANS

     Loan growth during 1996 occurred primarily in the real-estate mortgage and consumer loan portfolios. This growth resulted primarily from the acquisition of Lehigh on June 28, 1996, coupled with successful marketing programs and new product lines. The stabilization of yield in the portfolio was a result of a stable prime rate environment coupled with a competitive rate structure to attract new loans. The results of increased volume were lessened by continued re-financing activity in the mortgage portfolios and by the demand in the lending markets that exists.

     Analyzing the portfolio for the twelve months ended December 31, 1996, average loan volume increased $12.7 million, while the portfolio yield increased 9 basis points as compared with 1995. The volume related factors contributed increased earnings of $3.7 million enhanced by the rate related changes. Total average loan volume increased to $107.9 million with a net interest yield of
7.99 percent, as compared to $95.2 million with a yield of 7.90% for December 31, 1995.

     The stabilization of yield in the portfolio was a result of a stable prime rate environment coupled with a competitive rate structure to attract new loans. The results of increased volume were lessened


-------------------------------------------------------------------------------
18
by continued re-financing activity in the mortgage portfolios and by the limited demand in the Company's lending markets.

     For additional information regarding loans, please see note 5 of the notes to the Corporation's Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

     The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 1996, the level of allowance was $1,293,000 as compared to a level of $1,073,000 at December 31, 1995. The Corporation had a credit to earnings (through the provision of loan losses) in 1996 of $132,000.

     At December 31, 1996, the allowance for loan losses amounted to $1,293,000 or 1.10 percent of total loans. In management's view, the level of the allowance during 1996 has been adequate to cover any loss experience and therefore has not warranted any additions to the allowance during 1996. The increased balance of $220,000, in 1996, represented the net allowance acquired from Lehigh on June 28, 1996, less net charge-offs.

     Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. The allowance for loan losses as a percentage of total loans amounted to 1.10 percent, 1.10 percent and 1.21 percent at December 31, 1996, 1995 and 1994, respectively. The Corporation's provision (credit) for loan losses required to reach these levels was ($132,000), $0 and $10,000 for 1996, 1995 and 1994,
respectively.

     During 1996 the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $341,000 in 1996, coupled with an increase in the allowance of $220,000, resulting from the acquisition of Lehigh. Net charge-offs exclusive of amounts related to Lehigh were $3,000. The Corporation had non-performing loans amounting to $298,000 at December 31, 1996, and no non-performing loans at year-end for the prior four years. The Corporation continues to aggressively pursue collections of principal and interest on loans previously charged off.

-------------------------------------------------------------------------------
                                                                              19

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

     Effective January 1, 1995 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and its subsequent amendment SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." SFAS No. 114, as amended, addresses the accounting for impaired loans and requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the 1oan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. Since the Corporation did not have any impaired loans and sufficiently evaluates the adequacy of the allowance for loan losses, there was no impact of adopting SFAS No. 114, as amended and these statements did not have an effect on the existing income recognition and charge-off policies for nonperforming loans.

     The Corporation's statements herein regarding the adequacy of the allowance for loan losses may constitute forward looking statements on the Private Securities Reform Litigation Act of 1995. Actual results may indicate that the amount of the Corporation's allowance was inadequate. Factors that could cause the allowance to be inaccurate are the same factors that are analyzed by the Corporation in establishing the amount of the allowance.

-------------------------------------------------------------------------------
20

FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES

     The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years:


                                                                            YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                        1996         1995         1994         1993        1992
-----------------------------------------------------------------------------------------------------------------------
Average loans outstanding                                  $107,897      $95,216      $72,752       $66,656    $60,856
=======================================================================================================================
Total loans at end of period                               $117,830      $97,570      $88,805       $65,745    $59,517
=======================================================================================================================
Analysis of the Allowance for Loan Losses
Balance at the beginning of year                           $  1,073      $ 1,073      $   973       $   821    $   507
 Charge-offs:
 Commercial                                                       0            0            0            20        120
 Real estate-mortgage                                           470            0            0            58         21
 Installment loans                                                9           10           12            20         32
-----------------------------------------------------------------------------------------------------------------------
Total charge-offs                                               479           10           12            98        173
-----------------------------------------------------------------------------------------------------------------------
 Recoveries:
 Commercial                                                       0            0          110             0          0
 Real estate-mortgage                                           132            5           20            19         23
 Installment loan                                                 6            5            2             1          3
-----------------------------------------------------------------------------------------------------------------------
Total recoveries                                                138           10          132            20         26
-----------------------------------------------------------------------------------------------------------------------
NET CHARGE OFFS:                                                341            0         (120)           78        147
=======================================================================================================================
Adjustments from acquisition of Lehigh                          693            0            0             0          0
=======================================================================================================================
Provision (credit) for loan losses                             (132)     $     0      $    10       $   200    $   461
=======================================================================================================================
Balance at end of year                                     $  1,293      $ 1,073      $ 1,073       $   943    $   821
=======================================================================================================================
Ratio of net charge-offs during the year to
 average loans outstanding during the year                     0.32%        0.00%        (.16%)        0.12%      0.24%
=======================================================================================================================
Allowance for Loan Losses as a percentage
 of total loans at end of year                                 1.10%        1.10%        1.21%         1.43%      1.38%
=======================================================================================================================

     The charge-off of $470,000 in real-estate mortgage loans occured on loans acquired from Lehigh, which were subsequently sold. Similarly, the $132,000 loan loss recovery was on a loan that had been previously part of Lehigh's portfolio.

ASSET QUALITY

     The Corporation manages asset quality and credit risk by maintaining diversification in its loan portfolio and through review processes that include analysis of credit requests and ongoing examination of outstanding loans and delinquencies, with particular attention to portfolio dynamics and mix. The Corporation strives to identify loans experiencing difficulty early enough to correct the problems, to record charge-offs promptly based on realistic assessments of current collateral values, and to maintain an adequate allowance for loan losses at all times. These practices have protected the Corporation during economic downturns and periods of uncertainty.

     It is generally the Corporation's policy to discontinue interest accruals once a loan is past due as to interest or principal payments for a period of ninety days. When a loan is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income.

-------------------------------------------------------------------------------
                                                                              21

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it again becomes well secured and in the process of collection or all past due amounts have been collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield.

     At December 31, 1996 and 1995, the Corporation had no restructured loans. Non-accrual loans amounted to $298,000 at December 31, 1996, and were comprised of two residential mortgage loans and one home equity loan on 1-4 family properties. There were no non-accrual loans as of December 31, 1995. Past due loans 90 days or more and still accruing amounted to $121,000 as of December 31, 1996 and $48,000 as of 1995. Of the balance, respectively in each period, $119,000 and $48,000 were comprised of student loans, which are wholly guaranteed by the U.S. Government. Additionally, the Corporation did not have any other real estate owned (OREO) at December 31, 1996.

NONINTEREST INCOME

     The following table presents the principal categories of noninterest income for each of the years in the three year period ended December 31, 1996.


                                                                        YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                            1996         1995        % CHANGE      1995         1994       % CHANGE
-------------------------------------------------------------------------------------------------------------------------
OTHER INCOME:
Service charges, commissions and fees             $516         $570           (9.5)      $570          $556          2.5
Other income                                       136          113           20.4        113           112          0.9
Gain on securities sold                             75           49           53.1         49             0        100.0
-------------------------------------------------------------------------------------------------------------------------
Total other noninterest-income                    $727         $732           (0.7)      $732          $668          9.6
=========================================================================================================================


     Total other (noninterest) income, exclusive of gains on securities sold, reflects a decrease of $31,000 or 4.51 percent in 1996. The primary component of the decrease was the reduction of fee revenue reflected in service charges, commissions and fees. This decrease of $54,000 or 9.5 percent in such fees, was a result of reduced fee income derived from checking account activity. The decline in service charge income reflected the Corporation's efforts to provide the consumer with value, keeping its service charge rates unchanged over the last several years. For the 1995 period, total other (noninterest) income, exclusive of gains on securities sold, reflects an increase of $15,000 or 2.2 percent. The primary component of the increase was the improvement made in fee revenue reflected in service charges, commissions and fees. This increase of $14,000, or 2.5 percent in such fees, was derived from checking account activity. Other less significant factors contributing to the decline in service charges in 1996 were reductions in other fee income sources resulting from fluctuating levels of business activity, and a reduction to zero in the cost of automated teller fees to the customer.

     During 1996 there were sales from the Corporation's available-for-sale portfolio with a net gain of approximately $75,000. These sales were made as part of the Corporation's investment strategy. In 1995 there were $49,000 in net gains on securities sold. These sales were made from the Corporation's available-for-sale investment portfolio and were made as part of structuring the Corporation's interest rate risk position.

--------------------------------------------------------------------------------
22

NONINTEREST EXPENSE

     The following table presents the principal categories of noninterest expense for each of the years in the three-year period ended December 31, 1996.


                                                                      YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                          1996         1995         % CHANGE     1995         1994         % CHANGE
-------------------------------------------------------------------------------------------------------------------------
OTHER NONINTEREST-EXPENSE:
Salaries and employee benefits                 $5,168       $4,323           19.5     $4,323       $3,846           12.4
Occupancy expense, net                            910          712           27.8        712          773           (7.9)
Premises and equipment expense                  1,141          794           43.7        794          692           14.7
Stationery and printing expense                   525          295           78.0        295          331          (10.9)
Marketing & Advertising                           422          217           94.5        217          240           (9.6)
Other expenses                                  1,744        1,797           (2.9)     1,797        2,234           (3.8)
-------------------------------------------------------------------------------------------------------------------------
Total other noninterest-expense                $9,910       $8,138           21.8     $8,138       $8,116            0.3
=========================================================================================================================


     Total other (noninterest) expense increased $1.8 million or 21.8 percent in 1996 as compared to an increase of $22,000 or .3 percent from 1994 to 1995. Salaries and employee benefits accounted for 52.1 percent of total other expense for 1996, as compared to 53.1 percent and 47.4 percent for the years 1995 and 1994, respectively. Strict control over other expenses has been a key objective of Management to maximize earnings efficiency. The Corporation's efficiency/overhead ratio (other expenses less non-recurring expense and other income as a percentage of net interest income on a tax-equivalent basis) was
57.4 percent, 54.2 percent and 53.3 percent, respectively, for 1996, 1995 and 1994. The ratio of other expenses to average assets improved to 2.39 percent in 1996 from 2.50 percent in 1995 which had increased from 2.48 percent in 1994. The level of operating expense during 1996 was impacted by the acquisition of Lehigh and the opening of the Madison office. These ratios, however, from year to year continue to remain relatively stable and were maintained notwithstanding the addition of new expenses related to facilities expense, primarily the Bank's Madison office and Corporate headquarters in prior years.

     Salaries and employees benefits increased $845,000 or 19.5 percent in 1996. This increase is primarily attributed to the increased expense arising from increased staffing levels associated with the Lehigh acquisition, merit and promotional raises and higher benefit costs. The increase of $477,000 or 12.4 percent in such expense in 1995 was due to an increase in personnel as well as employee promotions, merit increases and the higher cost of benefits. Staffing levels overall increased to 170 at December 31, 1996 from 132 full-time equivalent employees at December 31, 1995. Employees' longevity has continued to be significant. As of December 31, 1996, the Corporation's employees, excluding officers, have been employed by the Corporation for an average of 218.31 weeks or 4.23 years. This factor contributes to the Corporation's continued productivity, as evidenced by the ratio of average assets, in millions, per full time-equivalent employee, which amounted to $2.4 million, $2.6 million and $2.5 million in 1996, 1995 and 1994, respectively.

     Occupancy and bank premises and equipment expense increased by $545,000 or
36.2 percent in 1996 over 1995. This increase in 1996 expense reflects the ongoing impact on operating costs of expanded facilities and operations coupled with the Lehigh acquisition, a full year's depreciation expense on 1995's fixed asset purchases, and technology expenditures. The increase in such expenses of $41,000 or 2.8 percent in 1995 from 1994, reflect the increased costs associated with the expansion of

--------------------------------------------------------------------------------
                                                                              23

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS (CONTINUED)

new facilities, primarily the new corporate headquarters building, offset by operating overhead efficiencies achieved during the period.

     The Omnibus spending bill (h.R. 3610) President Clinton signed on September 30, 1996 included provisions for a special assessment to recapitalize the Savings Association Insurance Fund (SAIF), provisions to provide funding to meet the Financing Corporation (FICO) bond obligations, and to merge the The Bank Insurance Fund (BIF) with SAIF fund on January 1, 1999. As a result of the acquisition of Lehigh, we were obligated to pay a one-time assessment on Lehigh's deposits. The Special Assessment calculation for our institution was estimated based on those deposits Lehigh reported at March 31, 1995, at an assessment rate of $65.7 cents per $100.00 of deposits. The total assessment amounted to $469,606 and was paid to the Federal Deposit Insurance Corporation on November 27, 1996.

     The Funds Act also separates, effective January 1, 1997, the Financing Corporation (FICO) assessment to service the interest on its bond obligations from the SAIF assessment. The amount assessed on individual institutions by the FICO will be in addition to the amount paid for deposit insurance according to the FDIC's risk-related assessment rate schedules. However, between October 1, 1996, and January 1, 1997, any amount required by the FICO will be deducted from the amounts the FDIC is authorized to assess SAIF-member savings associations, and must not be assessed against Sasser and BIF-member Oakar institutions. FICO assessment rates for the first semiannual period of 1997 were set at 1.30 basis points annually for BIF-assessable deposits and 6.48 basis points annually for SAIF-assessable deposits. (These rates may be adjusted quarterly to reflect changes in assessment bases for the BIF and the SAIF. By law, the FICO rate on BIF-assessable deposits must be one-fifth the rate on SAIF-assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first.)

     Future Federal Deposit Insurance expense will be affected by the FICO bond payment and continued expense on Lehigh Saving's acquired deposits. The FICO obligation is to be shared by both SAIF and BIF insured institutions. For the years 1997-1999, BIF-assessable deposits will be assessed at a rate of 1/5 of the rate imposed on SAIF-assessable deposits. This assessment is estimated to be
1.3 cents per $100.00 for BIF-insured deposits. The estimated assessments should be completely phased out by the year 2019.

     The SAIF-assessable deposits of "Oakar" banks are reduced by 20 percent for the purpose of the special assessment where the Bank's BIF deposits exceed 50 percent of the total insured deposits. In addition, the SAIF-assessable deposits of Oakar banks are reduced by 20 percent for the purposes of ongoing regular premium assessments. The deposits acquired from Lehigh Savings SLA are classified as Oakar deposits for premium assessments.

     In March 1995 the FASB issued SFAS No. 121, "Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is included in the scope of SFAS No. 121 while core deposit intangibles and mortgage servicing rights are

--------------------------------------------------------------------------------
24
specifically excluded. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995, and was adopted in 1996. The effect of adopting SFAS No. 121 was immaterial to the Corporation.

     In May 1995 the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." This Statement requires capitalization of the value of rights to service mortgage loans for others, whether those rights were acquired through purchase or origination. SFAS No. 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based on their fair value with any adjustments recognized through a valuation allowance. Effective January 1, 1996, SFAS No. 122 was adopted by the Corporation, and has had no effect, as the Corporation does not originate or purchase servicing rights at this time.

     In June 1996, the FASB issued SFAS No. 125. "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). SFAS 125 amends portions of SFAS 115, amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS 65, and supersedes SFAS 122. The statement provides consistent standards for distinguishing transfers of financial assets which are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The statement also defines accounting treatment for servicing assets and other retained interest in the assets that are transferred. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. The adoption of the statement is not expected to have a material effect on the Corporation's financial condition or results of operations.

INCOME TAXES

     The Corporation's provision for income taxes increased from 1994 to 1995 and from 1995 to 1996 primarily as a result of increased state taxes and a reduction of tax-exempt income. The effective tax rate for the Corporation for the periods ended December 31, 1996, 1995 and 1994 were 28.2 percent, 27.3 percent and 25.6 percent, respectively. The effective tax rate continues to be substantially less than the statutory Federal tax rate of 34 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions. Tax-exempt interest income, on a tax-equivalent basis, decreased by $329,000 or 16.2 percent from 1995 to 1996, while this income also declined by $515,000 or 20.2 percent from 1994 to 1995.

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

INTEREST SENSITIVITY

     The management of interest rate risk is also important to the profitability of the Corporation. Interest rate risk arises when an earning-asset matures or when its interest rate changes in a time period

------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION &
ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

different from that of a supporting interest- bearing liability, or when an interest-bearing liability matures or when its interest rate changes in a time period different from that of an earning- asset that it supports. While the Corporation matches only a small portion of specific assets and liabilities, total earning assets and interest bearing liabilities are grouped to determine the overall interest rate risk within a number of specific time frames.

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

     At December 31, 1996, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio) of .52.:1.00 at the cumulative one year position. During much of 1996 the Corporation had a negative interest sensitivity gap. The maintenance of a liability-sensitive position during 1996 has had an adverse impact on the Corporation's net interest margins; however, based on management's perception that interest rates will continue to be volatile, emphasis has been and will continue to be placed on interest-sensitivity matching with the objective of achieving a stable net interest spread during 1997.

--------------------------------------------------------------------------------
26

     The following table depicts the Corporation's interest rate sensitivity position at December 31, 1996:

INTEREST SENSITIVITY ANALYSIS

                                                                             DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------
                                                             DAILY        DUE AFTER     DUE AFTER
                                                         FLOATING AND   THREE MONTHS    ONE YEAR
                                                          DUE WITHIN     BUT WITHIN      THROUGH      DUE AFTER
(DOLLARS IN THOUSANDS)                                   THREE MONTHS     ONE YEAR     FIVE YEARS    FIVE YEARS        TOTAL
------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
 Loans                                                    $  20,398      $   1,240       $ 12,350      $ 83,842       $117,830
 Investments                                                 24,148         69,896        122,290        63,789        280,123
 Other                                                       23,300              0              0             0         23,300
------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets                           $  67,846      $  71,136       $134,640      $147,631       $421,253
------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
 Time certificates of deposit of  $100,000 or greater     $  94,237     $   4,835       $    746             0       $ 99,818
 Time certificates of deposit of less than $100,000       $  30,447         32,017          8,980             0         71,444
Other interest-bearing deposits                           $ 105,337              0         22,951        59,018        187,306
Securities sold under agreements
 to repurchase                                                    0              0              0             0              0
------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities                      $ 230,021      $  36,852       $ 32,677      $ 59,018       $358,568
------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-earning assets                        $  67,846      $ 138,982       $273,622      $421,253       $421,253
------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-earning liabilities                   $ 230,021      $ 266,873       $299,550      $358,568       $358,568
------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap                                  $(162,175)     $  34,284       $101,963      $ 88,613       $147,114
------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-sensitivity gap                        (162,175)      (127,891)       (25,928)       62,685         62,685
------------------------------------------------------------------------------------------------------------------------------
Interest-sensitive assets to interest
 sensitive liabilities                                         0.29           1.93           4.12          2.50           1.17
------------------------------------------------------------------------------------------------------------------------------
Cumulative ratio of interest-sensitive
 assets to interest-sensitive liabilities                      0.29           0.52           0.91          1.17           1.17
==============================================================================================================================

     The table above indicates the time period in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

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

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION &
ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Management monitors current and projected cashflows, and adjusts positions as necessary to maintain adequate levels of liquidity. By using a variety of potential funding sources and staggering maturities, the risk of potential funding pressure is significantly reduced. Management also maintains a detailed liquidity contingency plan designed to adequately respond to situations which could lead to liquidity concerns.

     The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 1996, core deposits (comprised of total demand and savings accounts plus money market accounts under $100,000) represented 53.5 percent of total deposits. More volatile rate sensitive deposits, concentrated in Certificates of deposit $100,000 and greater, increased to 23.2 percent of total deposits from 13.6 percent at December 31, 1995. This change has been brought about due to the sharp rise in short-term rates during the latter part of 1995 which continued into 1996.

CORE DEPOSITS MIX

                                                                                DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
                                                        1996                       1995                       NET CHANGE
(DOLLARS IN THOUSANDS)                          AMOUNT     PERCENTAGE      AMOUNT      PERCENTAGE    VOLUME     96 VS. 95
------------------------------------------------------------------------------------------------------------------------
Demand Deposits                               $ 68,086         29.8      $ 60,635          30.0       12.2%       7,413
Interest Bearing Demand                         43,485         19.1        42,811          21.1        1.6%         674
Regular Savings                                 81,969         35.9        71,075          35.0       15.3%      10,894
Money Market Deposits under $100                34,548         15.2        28,035          13.8       23.2        6,513
------------------------------------------------------------------------------------------------------------------------
Total core deposits                           $228,050        100.0      $202,836         100.0       52.3       25,214
------------------------------------------------------------------------------------------------------------------------
Total deposits                                $426,654                   $295,666                    44.30      130,988
------------------------------------------------------------------------------------------------------------------------
Core deposits to total deposits                     53%                        68%                       8%
========================================================================================================================


     Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate significantly on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings of approximately $6.6 million increased $4.7 million or 250.3 percent from the 1995 period.

     The following table is a summary of securities sold under repurchase agreements for each of the last three years.



(DOLLARS IN THOUSANDS)                                         1996          1995          1994
------------------------------------------------------------------------------------------------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
Average interest rate:
   At year end                                                   --          5.25%          4.56%
   For the year                                                5.69          5.65%          5.16%
Average amount outstanding during the year:                 $ 6,610       $ 1,887         $1,928
Maximum amount outstanding at any month end                 $21,145       $22,326         $9,745
Amount outstanding at year end                                   $0       $22,326         $9,745
================================================================================================



--------------------------------------------------------------------------------
28

CASHFLOW

     The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 1996 cash and cash equivalents (which increased overall by $12.9 million) were provided (on a net basis) by financing activities and used (on a net basis) in investing and operating activities. The cash flow provided by the increase in deposits less decreases in short-term borrowings, supported the overall net investing activities, primarily investments, with an additional net increase in the loan portfolio coupled with property and equipment expenditures. Cash flow from operating activities, primarily net income, was almost sufficient to support the net changes within operating activities.

STOCKHOLDERS' EQUITY AND DIVIDENDS--STOCKHOLDERS' EQUITY

     Stockholders' equity averaged $28.6 million during 1996, an increase of $2.4 million, or 9.30 percent, as compared to 1995. At December 31, 1996, stockholders' equity totaled $30.2 million, a 9.15 percent increase over the prior year. The Corporation's dividend reinvestment and optional stock purchase plan, which contributed $269,000 in new capital during 1996, together with internal capital generation, is expected to enhance the Corporation's equity position. Book value per share increased at year end 1996 from the prior year.

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

RISK-BASED CAPITAL/LEVERAGE

     At December 31, 1996, total Tier l capital (defined as tangible stockholders' equity for common stock and certain perpetual preferred stock) amounted to $26.2 million or 5.82 percent of total assets. The total Tier I leverage capital ratio was 5.76 percent of total assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $311,000 of net unrealized gains, after tax, on securities available-for-sale (included as a component of stockholders' equity) and goodwill of $3,681,000 as of December 31, 1996. For information on Goodwill, see note 2 of the Consolidated Financial Statements.

     United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorized assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 1996, the Corporation's estimated Tier I and total risk-based capital ratios were 15.6 percent and 16.4 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 1996.

CAPITAL

     For information on Risk-Based Capital on Regulatory Guidelines, see Note 7 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                                                              29

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

SECURITY MARKET INFORMATION

     The common stock of the Corporation is traded on the NASDAQ National Market Exchange, effective as of June 24, 1996. The Company's symbol is (CNBC). As of December 31, 1996, the Corporation had 633 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 1996, the closing market bid and ask price was $21.00-$21.50 respectively. Since June 24, 1996, prices were reported by NASDAQ. For prior years the high and low bid prices were reported by National Quotation Bureau. Dividends declared on common stock per share and stock prices, have been adjusted for the 3-for-2 stock split paid on May 31, 1996.



                                    COMMON STOCK PRICE                                            COMMON
                                           1996                         1995                DIVIDENDS DECLARED
----------------------------------------------------------------------------------------------------------------
                                    HIGH           LOW           HIGH           LOW
                                    BID            BID           BID            BID           1996         1995
----------------------------------------------------------------------------------------------------------------
Fourth Quarter                     22.00         19.00          20.67         17.33          $0.20         $0.20
Third Quarter                      21.50         19.00          17.67         16.67            .20          0.20
Second Quarter                     23.00         19.00          17.67         17.00            .20          0.20
First Quarter                      22.00         20.00          20.00         16.67            .20          0.20
----------------------------------------------------------------------------------------------------------------
                                                                                             $0.80         $0.80
================================================================================================================


     These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. For information on dividend restrictions and capital requirements which may limit the ability to pay dividends, see Note 13 to the consolidated financial statements.

INFLATION

     Inflation, as measured by the Consumer Price Index, has been relatively steady during the last three years, with a slight increase reflected in 1996 as the economy grew: 4.3% in 1996, 2.8% in 1995, and 2.7% in 1994. Since the Corporation's assets and liabilities are predominantly monetary, the effects of inflation on the Corporation's performance are primarily measured by the level and volatility of interest rates earned and paid. During the past three years, the prime rate changed several times, ranging from 6.25 percent to 9.00 percent, with a stabilization of this index in 1996. The prime rate was lowered to 8.25% in March of this year and continues to remain at that level. During this period, the Corporation was able to control interest rate risk, as a result of its continuing policy of managing its interest-sensitive assets and liabilities.

--------------------------------------------------------------------------------
30

AVERAGE STATEMENT OF CONDITION WITH INTEREST AND AVERAGE RATES


                                                              YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                 1996                          1995                            1994
-------------------------------------------------------------------------------------------------------------------------------
                                               INTEREST   AVERAGE            INTEREST    AVERAGE             INTEREST   AVERAGE
(TAX EQUIVALENT BASIS,               AVERAGE    INCOME/   YIELD/    AVERAGE   INCOME/    YIELD/     AVERAGE   INCOME/   YIELD/
DOLLARS IN THOUSANDS)                BALANCE    EXPENSE    RATE     BALANCE   EXPENSE     RATE      BALANCE   EXPENSE    RATE
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
INTEREST-EARNING ASSETS:
INVESTMENT SECURITIES:
 Taxable                            $244,939    $16,201    6.61%   $184,626   $11,941     6.47%    $177,203   $10,778    6.08%
 Non-taxable                          23,655      1,701    7.19%     28,343     2,030     7.16%      36,688     2,545    6.94%
 Federal funds sold and
  securities purchased
  under agreement to resell            8,551        481    5.63%     16,103       942     5.85%      15,449       826    5.35%
 Loans, net of unearned
  income                             107,897      8,625    7.99%     95,216     7,526     7.90%      72,752     5,699    7.83%
-------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning
   assets                            385,042     27,008    7.01%    324,288    22,439     6.92%     302,092    19,848    6.57%
-------------------------------------------------------------------------------------------------------------------------------
NONINTEREST-EARNING ASSETS:
 Cash and due from banks              14,942                         16,628                          15,069
 Other assets                         16,229                         11,420                          11,443
 Allowance for possible
  loan losses                         (1,236)                        (1,070)                           (974)
-------------------------------------------------------------------------------------------------------------------------------
   Total noninterest-
    earning assets                    29,935                         26,978                          25,538
-------------------------------------------------------------------------------------------------------------------------------
   Total assets                     $414,977                       $351,266                        $327,630
-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES:
 Money market deposits               $61,168      1,832    3.00%    $63,971     1,783     2.79%     $75,375     1,730    2.30%
 Savings deposits                     77,835      1,904    2.45%     72,995     1,917     2.63%      80,649     1,826    2.26%
 Time deposits                       127,452      6,620    5.19%     72,143     3,822     5.30%      35,674     1,189    3.33%
 Other interest-bearing
  deposits                            48,226        854    1.77%     49,469     1,163     2.35%      51,087     1,081    2.12%
 Short-term borrowings                 6,610        376    5.69%      1,887       102     5.41%       1,928        88    4.56%
-------------------------------------------------------------------------------------------------------------------------------
 Total interest-bearing
  liabilities                        321,291     11,586    3.61%   $260,465     8,787     3.37%    $244,713     5,914    2.42%
-------------------------------------------------------------------------------------------------------------------------------
NONINTEREST-BEARING LIABILITIES:
 Demand deposits                      62,910                         62,878                          57,200
 Other noninterest-bearing
  deposits                               320                            310                             331
 Other liabilities                     1,863                          1,454                           1,543
-------------------------------------------------------------------------------------------------------------------------------
 Total noninterest-bearing
  liabilities                         65,093                         64,642                          59,074
 Stockholders' equity                 28,593                         26,159                          23,843
-------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and
  stockholders' equity              $414,977                       $351,266                        $327,630
-------------------------------------------------------------------------------------------------------------------------------
 Net interest income
  (tax equivalent basis)                        $15,422                       $13,652                         $13,934
-------------------------------------------------------------------------------------------------------------------------------
 Net interest spread                                       3.40%                          3.55%                          4.15%
-------------------------------------------------------------------------------------------------------------------------------
Net interest income as percent
 of earning assets                                         3.72%                          4.21%                          4.62%
-------------------------------------------------------------------------------------------------------------------------------
Tax-equivalent adjustment                          (578)                         (690)                           (865)
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                              14,844                       $12,962                         $13,069
===============================================================================================================================

--------------------------------------------------------------------------------
                                                                              31

CONSOLIDATED STATEMENTS OF CONDITION


                                                                                                 DECEMBER 31,
----------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                        1996         1995
----------------------------------------------------------------------------------------------------------------
ASSETS
 Cash and due from banks (Note 3)                                                          $ 19,761     $ 14,172
 Federal funds sold                                                                          10,000       16,000
 Securities purchased under agreement to resell                                              13,300            0
----------------------------------------------------------------------------------------------------------------
  Total cash and cash equivalents                                                            43,061       30,172
Investment securities held to maturity
 (approximate market value of $218,788 in 1996 and $157,449 in 1995)                        218,584      156,030
Investment securities available for sale                                                     61,539       53,662
  Total investment securities (Note 4)                                                      280,123      209,692
Loans, net of unearned income (Note 5)                                                      117,830       97,570
Less--Allowance for loan losses (Note 5)                                                      1,293        1,073
----------------------------------------------------------------------------------------------------------------
  Net loans                                                                                 116,537       96,497
Premises and equipment, net (Note 6)                                                         10,104        7,462
Accrued interest receivable                                                                   4,371        3,643
Other assets                                                                                  1,341          311
Goodwill (note 2)                                                                             3,681            0
----------------------------------------------------------------------------------------------------------------
  Total assets                                                                             $459,218     $347,777
================================================================================================================
LIABILITIES
 DEPOSITS:
   Non-interest bearing                                                                    $ 68,086     $ 60,635
   Interest bearing:
   Certificates of deposit $100,000 and over                                                 99,818       39,521
   Other                                                                                    258,750      195,510
----------------------------------------------------------------------------------------------------------------
    Total Deposits                                                                          426,654      295,666
   Federal funds purchased and securities sold under agreements to repurchase                     0       22,326
   Accounts payable and accrued liabilities (Notes 8 and 9)                                   2,351        2,106
----------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                                       429,005      320,098
----------------------------------------------------------------------------------------------------------------
  Commitments and contingencies (Note 14)
  STOCKHOLDERS' EQUITY (Notes 4, 12 and 13) COMMON STOCK, NO PAR VALUE:
   Authorized 20,000,000 shares; issued 2,536,343 and 2,523,452 shares in 1996
    and 1995 respectively                                                                     4,468        4,199
   Appropriated surplus                                                                       3,510        3,510
   Retained earnings                                                                         23,738       21,368
----------------------------------------------------------------------------------------------------------------
                                                                                             31,716       29,077
  Less--Treasury stock at cost (299,052 shares in 1996 and 1995, respectively)                1,814        1,814
   Net unrealized gain on investment securities availble for sale, net of taxes                 311          416
----------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                               30,213       27,679
----------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                             $459,218     $347,777
================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
32

CONSOLIDATED STATEMENTS OF INCOME


                                                                                          YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                 1996          1995           1994
------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Interest and fees on loans                                                          $8,625        $7,526         $5,699
 Interest and dividends on investment securities:
  Taxable interest income                                                            16,172        11,931         10,768
  Nontaxable interest income                                                          1,123         1,340          1,680
  Dividends                                                                              29            10             10
 Interest on Federal funds sold and securities purchased under
  agreement to resell                                                                   481           942            826
------------------------------------------------------------------------------------------------------------------------
   Total interest income                                                             26,430        21,749         18,983
------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
 Interest on certificates of deposit $100,000 or more                                 4,113         2,764            461
 Interest on other deposits                                                           7,097         5,921          5,365
 Interest on short-term borrowings                                                      376           102             88
------------------------------------------------------------------------------------------------------------------------
   Total interest expense                                                            11,586         8,787          5,914
------------------------------------------------------------------------------------------------------------------------
 Net interest income                                                                 14,844        12,962         13,069
 Provision (credit) for loan losses (Note 5)                                           (132)            0             10
------------------------------------------------------------------------------------------------------------------------
  Net interest income after provision (credit) for loan losses                       14,976        12,962         13,059
------------------------------------------------------------------------------------------------------------------------
OTHER INCOME:
 Service charges, commissions and fees                                                  516           570            556
 Other income                                                                           136           113            112
 Gain on securities sold (Note 4)                                                        75            49              0
------------------------------------------------------------------------------------------------------------------------
   Total other income                                                                   727           732            668
------------------------------------------------------------------------------------------------------------------------
OTHER EXPENSE:
 Salaries and employee benefits (Note 8)                                              5,168         4,323          3,846
 Occupancy expense, net                                                                 910           712            773
 Premises and equipment expense                                                       1,141           794            692
 Stationery and printing expense                                                        525           295            331
 Marketing and advertising expense                                                      422           217            240
 Other expenses                                                                       1,744         1,797          2,234
------------------------------------------------------------------------------------------------------------------------
   Total other expense                                                                9,910         8,138          8,116
------------------------------------------------------------------------------------------------------------------------
  Income before income tax expense                                                    5,793         5,556          5,611
Income tax expense (Note 9)                                                           1,636         1,516          1,434
------------------------------------------------------------------------------------------------------------------------
  Net income                                                                         $4,157        $4,040         $4,177
------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
 Average weighted common shares outstanding:                                      2,231,113     2,218,331      2,210,507
------------------------------------------------------------------------------------------------------------------------
 Net income                                                                           $1.86         $1.82          $1.89
========================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
                                                                              33

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                         YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  UNREALIZED GAIN      TOTAL
                                       COMMON      COMMON                                      (LOSS) ON SECURITIES   STOCK-
(IN THOUSANDS,                          STOCK       STOCK   APPROPRIATED   RETAINED   TREASURY  AVAILABLE FOR SALE   HOLDERS'
EXCEPT SHARE DATA)                     SHARES      AMOUNT      SURPLUS     EARNINGS     STOCK      NET OF TAXES       EQUITY
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993           2,100,948     $2,000       $3,510      $18,507   $(1,814)       $     0         $22,203

YEAR 1994
Unrealized gain on
 investment securities
 available for sale as
 of January 1, 1994                                                                                      756             756
Net Income                                                                    4,177                                    4,177
Cash dividend                                                                (1,730)                                  (1,730)
Common stock dividend                  105,081      1,851                    (1,851)                                       0
Issuance of common stock                 5,627        116                                                                116
Net change in unrealized loss
 on investment securities
 available for sale                                                                                   (1,311)         (1,311)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994           2,211,656     $3,967       $3,510      $19,103   $(1,814)       $  (555)        $24,211

YEAR 1995
Net income                                                                    4,040                                    4,040
Cash dividend                                                                (1,775)                                  (1,775)
Issuance of common stock                12,744        232                                                                232
Net change in unrealized gain
 (loss) on investment securities
 available for sale                                                                                      971             971
-----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995            2,224,400     $4,199       $3,510      $21,368   $(1,814)       $   416         $27,679

YEAR 1996
Net income                                                                    4,157                                    4,157
Cash dividend                                                                (1,787)                                  (1,787)
Issuance of common stock                12,892        269                                                                269
Net change in unrealized gain
 (loss) on investment
 securities available for sale                                                                          (105)           (105)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           2,237,291     $4,468       $3,510      $23,738   $(1,814)       $   311         $30,213
=============================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
34

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                1996          1995          1994
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                          $ 4,157       $ 4,040       $ 4,177
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                                         1,117           728           672
Provision (credit) for loan losses                                                     (132)            0            10
Provision for deferred taxes                                                           (286)          118          (125)
Gain on sale of investment securities                                                    75            49             0
(Increase) decrease in accrued interest receivable                                     (728)          295          (266)
(Decrease) increase in other assets                                                  (4,567)          (99)          330
Increase (decrease) in other liabilities                                                245         1,186          (670)
Amortization of premium and accretion of discount
 on investment securities, net                                                          445           674           904
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activites                                                326         6,991         5,032
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of securities available for sale                            22,236         7,691         7,027
Proceeds from maturities of securities held to maturity                              33,483        84,335        42,628
Proceeds from sales of investment securities available for sale                      45,273         7,629             0
Purchase of securities available-for-sale                                           (75,715)       (6,435)       (2,750)
Purchase of securities held to maturity                                             (96,333)      (95,361)      (49,349)
Net increase in loans                                                               (19,908)       (8,765)      (22,940)
Property and equipment expenditures, net                                             (3,617)         (747)         (856)
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (94,581)      (11,653)      (26,240)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits                                                 130,988         5,491        (4,294)
Dividends paid                                                                       (1,787)       (1,775)       (1,730)
Proceeds from issuance of common stock                                                  269           232           116
Net (decrease) increase in short-term borrowing                                     (22,326)       12,581         9,745
------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           107,144        16,529         3,837
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 12,889        11,867       (17,371)
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                       30,172        18,305        35,676
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $43,061       $30,172       $18,305
------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Interest paid on deposits and short-term borrowings                                $11,547        $8,641        $5,869
 Income taxes                                                                        $1,627        $1,397        $1,495
Transfers from securities held to maturity to
 securities available for sale                                                           $0       $17,819       $63,244
Transfers from securities available for sale to
 securities held to maturity                                                             $0            $0       $16,992
========================================================================================================================


  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
                                                                              35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of Center Bancorp Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly-owned subsidiary, Union Center National Bank (the
Bank). All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements.

BUSINESS

     The Bank provides a full range of banking services to individual and corporate customers through branch locations in Union and Morris Counties, New Jersey. The Bank is subject to competition from other financial institutions and is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

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

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and due from banks, Federal funds sold, and securities purchased under agreement to resell. Generally, Federal funds and securities purchased under agreement to resell are sold for one-day periods.

INVESTMENT SECURITIES

     The Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities," on April 1, 1994. SFAS No. 115 establishes the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under the provisions of SFAS No. 115, those investments will be classified into three categories: (1) held to maturity securities, for which the Corporation has both the positive intent and ability to hold until maturity, will be reported at amortized cost;
(2) trading securities, which are purchased and held principally for the purpose of selling in the near term, will be reported at fair value with unrealized gains and losses included in earnings; and (3) available for sale securities, which do not meet the criteria of the other two categories, will be reported at fair value with unrealized gains and losses, net of applicable income taxes, reported as a separate component of stockholders' equity and excluded from earnings.

     Investment securities that the Corporation both intends and has the ability to hold until maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized on a level yield method, as adjustments to interest income. Investment securities identified

--------------------------------------------------------------------------------
36
for sale prior to their contractual maturities in order to meet asset and liability management objectives are classified as available for sale and carried at fair value. Investment securities gains or losses are determined using the specific identification method.

INCOME TAXES

     The Corporation recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the first year in which the differences are expected to be settled.

LOANS

     Loans are stated at their principal amounts less net deferred loan origination fees. Interest income is credited as earned except when a loan becomes past due 90 days or more and doubt exists as to the ultimate collection of interest or principal; in those cases the recognition of income is discontinued. When a loan is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may only be restored to an acruing basis when it again becomes well secured and in the process of collection or all past due amounts have been collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield.

     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and its subsequent amendment SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." SFAS No. 114, as amended, addresses the accounting for impaired loans and requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The determination of impaired loans consists of non-accrual loans and loans internally classified as substandard or below in each instance above an established dollar threshold. All loans below the established dollar threshold are considered homogenous and are considered in the Bank's normal credit evaluation process. Since the Corporation did not have any impaired loans and sufficiently evaluates the adequacy of the allowance for loan losses, there was no impact of adopting SFAS No. 114, as amended and these statements did not have an effect on the existing income recognition and charge-off policies for nonperforming loans.

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

--------------------------------------------------------------------------------
                                                                              37

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

RECLASSIFICATIONS

     Certain reclassifications have been made in the consolidated financial statements for 1995 and 1994 to conform to the classifications presented in 1996.

PENSION PLAN

     The Corporation has a non-contributory pension plan covering all eligible employees. The Corporation's policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974.

STOCK BASED COMPENSATION

     In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which is effective beginning in 1996. SFAS 123 allows companies either to continue to account for stock-based employee compensation plans under existing accounting standards or adopt a fair value based method of accounting for stock options as compensation expense over the service period as defined in the new standard. SFAS 123 requires that if a company continues to account for stock options under APB opinion No. 25, it must provide proforma net income and earnings per share information as if the new fair value approach had been adopted. Center Bancorp will continue to follow the existing accounting standards for these plans and will make the required disclosures. However, no options were granted in 1996 or 1995.

--------------------------------------------------------------------------------
38

EARNINGS PER SHARE

     All share and per share amounts have been restated to reflect the 3-for-2 stock split paid on May 8, 1996 and the 5% stock dividend on August 1, 1994.

TREASURY STOCK

     Treasury stock is recorded using the cost method and accordingly is presented as an unallocated reduction of stockholders' equity.

NOTE 2: ACQUISITION

     On June 28, 1996, the Corporation acquired Lehigh Savings Bank SLA, (Lehigh), a New Jersey chartered savings and loan in a transaction accounted for under the purchase method of accounting. At June 28, 1996, Lehigh had assets of $70.9 million (primarily cash and cash equivalents of $53.0 million, loans of $15.0 million) and deposits and stockholders' equity of $68.2 million and $2.7 million, respectively. The Corporation paid $5.5 million for Lehigh, resulting in goodwill of $3.8 million. The goodwill is being amortized on a straight-line basis over 15 years. The December 31, 1996 consolidated financial statements of the Corporation includes assets, liabilities and results of operations of Lehigh since the acquisition date.

     The following supplemental schedule presents the pro forma results of operations for 1996 and 1995 as though the companies had combined at the beginning of each respective year. The pro forma results of operations does not necessarily reflect the results of operations that would have occurred had the Corporation and Lehigh constituted a single entity during such periods. The 1996 pro forma net income includes a $1.8 million net loss for Lehigh, primarily due to a loss of sale of securities of $942,000 million from the repositioning of Lehigh's investment portfolio.

    (DOLLARS IN THOUSANDS)                                1996          1995
--------------------------------------------------------------------------------
    Net interest income                                $15,808       $14,869
    Net income                                          $2,139        $3,897
    Earnings per share                                   $0.96         $1.76
================================================================================

NOTE 3: CASH AND DUE FROM BANKS

     The subsidiary bank, Union Center National Bank, maintained average cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $4,547,000 and $2,900,000 at December 31, 1996 and 1995,
respectively.

--------------------------------------------------------------------------------
                                                                              39

NOTE 4: INVESTMENT SECURITIES

     The following table presents information related to the Corporation's portfolio of securities held for maturity and available for sale at December 31, 1996 and 1995.


                                                                                     DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------
                                                                                  GROSS           GROSS       ESTIMATED
                                                               AMORTIZED       UNREALIZED      UNREALIZED      MARKET
(DOLLARS IN THOUSANDS)                                           COST             GAINS          LOSSES         VALUE
-----------------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations                 $168,061         $  862            $1,041     $167,882
Obligations of U.S. states and political subdivisions            39,353            333                52       39,634
Other securities                                                 11,170            117                15       11,272
-----------------------------------------------------------------------------------------------------------------------
                                                               $218,584         $1,312            $1,108     $218,788
=======================================================================================================================


                                                                                     DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------
                                                                                  GROSS           GROSS       ESTIMATED
                                                               AMORTIZED       UNREALIZED      UNREALIZED      MARKET
(DOLLARS IN THOUSANDS)                                           COST             GAINS          LOSSES         VALUE
-----------------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE:
U.S. government and federal agency obligations                  $60,275           $550               $32      $60,793
Obligations of US states and political subdivisions                   0              0                 0            0
Federal Reserve and Federal Home Loan Bank stock                    746              0                 0          746
-----------------------------------------------------------------------------------------------------------------------
                                                                $61,021           $550               $32      $61,539
=======================================================================================================================


                                                                                     DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------
                                                                                  GROSS           GROSS       ESTIMATED
                                                               AMORTIZED       UNREALIZED      UNREALIZED      MARKET
(DOLLARS IN THOUSANDS)                                           COST             GAINS          LOSSES         VALUE
-----------------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations                 $107,446         $    0               $69     $107,377
Obligations of U.S. states and political subdivisions            42,877            639                 0       43,516
Other securities                                                  5,707            849                 0        6,556
-----------------------------------------------------------------------------------------------------------------------
                                                               $156,030         $1,488               $69     $157,449
=======================================================================================================================


                                                                                     DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------
                                                                                  GROSS           GROSS       ESTIMATED
                                                               AMORTIZED       UNREALIZED      UNREALIZED      MARKET
(DOLLARS IN THOUSANDS)                                           COST             GAINS          LOSSES         VALUE
-----------------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE FOR SALE:
U.S. government and federal agency obligations                  $52,804           $693                $0      $53,497
Federal Reserve Bank stock                                          165              0                 0          165
-----------------------------------------------------------------------------------------------------------------------
                                                                $52,969           $693                $0      $53,662
=======================================================================================================================

--------------------------------------------------------------------------------
40

     The following table presents information for investments in securities held to maturity and securities available for sale at December 31, 1996, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call privileges of the issuer.



                                                              HELD TO MATURITY                 AVAILABLE FOR SALE
----------------------------------------------------------------------------------------------------------------------
                                                                          ESTIMATED
                                                        AMORTIZED          MARKET          AMORTIZED       BOOK/MARKET
  (DOLLARS IN THOUSANDS)                                   COST             VALUE             COST             VALUE
----------------------------------------------------------------------------------------------------------------------
  Due in one year or less                               $ 78,097          $ 77,943          $15,886         $15,947
  Due after one year through five years                   87,923            88,278           33,913          34,367
  Due after five years through ten years                  52,564            52,567           11,222          11,225
----------------------------------------------------------------------------------------------------------------------
                                                        $218,584          $218,788          $61,021         $61,539
======================================================================================================================


     Pursuant to the provisions and implementation guidance contained within the special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", on November 27, 1995, the Corporation reassessed the classification of all securities within its portfolio and transferred $17.8 million from its held-to-maturity investment portfolio to its available-for-sale portfolio. These securities had a market value of $17.9 million which resulted in the Corporation recording an unrealized gain on securities available-for-sale, net of tax, within stockholders' equity of $60,000. There were no transfers in 1996.

     Securities sold from the Corporation's Available-for-Sale portfolio during 1996 amounted to $14.4 million, with resulting gains on securities sold of approximately $121,000 offset by losses on securities sold of approximately $46,000. These securities were sold in the ordinary course of business. During 1995 the Corporation recorded net gains of $49,000 on sales of $7.6 million In 1994 the Corporation had no sales.

     Investment securities having a carrying value of approximately $63.7 million and $33.5 million at December 31, 1996 and 1995, respectively, were pledged to secure public deposits, short-term borrowings and for other purposes required or permitted by law.

NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES

     The following table sets forth the composition of the Corporation's loan portfolio at December 31, 1996 and 1995, respectively.

     (dollars in thousands)                            1996          1995
--------------------------------------------------------------------------------
     Real estate--residential mortgage               $78,347       $69,954
     Real estate--commercial                          14,575        13,603
     Commercial and industrial                        11,375         7,699
     Installment                                      14,002         6,841
     All other                                           229           171
     Less unearned income                               (698)         (698)
--------------------------------------------------------------------------------
     Loans, net of unearned income                  $117,830       $97,570
================================================================================

     At December 31, 1996 and 1995 loans to officers and directors aggregated approximately $3,078,000 and $3,039,000 respectively. During the year ended December 31, 1996, the Corporation made new loans to officers and directors in the amount of $1,999,000; payments by such persons during 1996 aggregated $1,960,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.

     During the years ended 1996 and 1995, the Corporation had no impaired loans and related allocations to the allowance for loan losses, as defined by SFAS 114.

--------------------------------------------------------------------------------
                                                                              41

     A summary of the activity in the allowance for loan losses is as follows:


 (DOLLARS IN THOUSANDS)                           1996        1995        1994
--------------------------------------------------------------------------------
 Balance at the beginning of the year            $1,073      $1,073     $  943
 Provision (credit) for loan losses               (132)           0         10
 Loans charged off                                (479)        (10)       (12)
 Recoveries on loans previously charge off          138          10        132
 Adjustments from acquisition of Lehigh             693           0          0
--------------------------------------------------------------------------------
 Balance at the end of the year                  $1,293      $1,073     $1,073
================================================================================


     The allowance for loan losses for Federal income tax purposes amounted to $993,000 and $758,000 at December 31, 1996 and 1995, which is the maximum allowable.

     The outstanding balances of accruing loans which are 90 days or more past due as to principal or interest payments and non-performing assets at December 31, 1996 and 1995 were as follows:

  (DOLLARS IN THOUSANDS)                                        1996     1995
--------------------------------------------------------------------------------
  Loans past due in excess of 90 days and still accruing        $121      $48
  Non-accrual loans                                              298        0
--------------------------------------------------------------------------------
  Total non-performing assets                                   $419      $48
================================================================================


     The amount of interest income that would have been recorded on non-accrual loans in 1996 and 1995, had payments remained in accordance with the original contractual terms, approximated $23,000 and $0, while no interest income was received on these types of assets in 1996 and 1995, resulting in a loss of interest income of $23,000 and $0, respectively.

     At December 31, 1996, there were no committments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.

     The Bank's policy is to grant commercial, mortgage, and installment loans to New Jersey residents and businesses within its trading area. The borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the borrowers' underlying collateral, value of the underlying collateral, and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control. The Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and personal guarantees are required for virtually all loans.

--------------------------------------------------------------------------------
42

NOTE 6: BANK PREMISES AND EQUIPMENT

     A summary of the Corporation's premises and equipment at December 31, 1996 and 1995 follows:

   (DOLLARS IN THOUSANDS)                                  1996         1995
--------------------------------------------------------------------------------
   Land                                                 $ 1,892       $1,463
   Buildings                                              5,499        4,965
   Furniture, fixtures and equipment                      6,780        4,201
   Leasehold improvements                                   848          288
================================================================================
   Subtotal                                              15,019       10,917
   Less accumulated depreciation and amortization         4,915        3,455
--------------------------------------------------------------------------------
                                                        $10,104       $7,462
================================================================================

NOTE 7: REGULATORY CAPITAL REQUIREMENTS

     FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1996, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

     Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

     The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

     As of December 31, 1996, management believes that the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

--------------------------------------------------------------------------------
                                                                              43

     The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1996 and 1995, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:


                                                                                     FDIC REQUIREMENTS
-------------------------------------------------------------------------------------------------------------------------
                                        UNION CENTER NATIONAL           MINIMUM CAPITAL        FOR CLASSIFICATION
                                            BANK ACTUALS                   ADEQUACY            AS WELL CAPITALIZED
-------------------------------------------------------------------------------------------------------------------------
  (DOLLARS IN THOUSANDS)              AMOUNT           RATIO        AMOUNT         RATIO        AMOUNT        RATIO
-------------------------------------------------------------------------------------------------------------------------
  DECEMBER 31, 1996
  Leverage (Tier 1) capital          $26,221              5.76%    $18,209             4.00%    $22,761             5.00%
-------------------------------------------------------------------------------------------------------------------------
  RISK-BASED CAPITAL:
-------------------------------------------------------------------------------------------------------------------------
   Tier 1                             26,221             15.61%      6,720             4.00%     10,080             6.00%
    Total                             27,514             16.38%     13,440             8.00%     16,801            10.00%
-------------------------------------------------------------------------------------------------------------------------
  DECEMBER 31, 1995
  Leverage (Tier 1) capital          $27,263              7.84%    $13,894             4.00%    $17,368             5.00%
-------------------------------------------------------------------------------------------------------------------------
  RISK-BASED CAPITAL:
-------------------------------------------------------------------------------------------------------------------------
   Tier 1                             27,263             23.36%      4,669             4.00%      7,003             6.00%
    Total                             27,514             24.28%      9,337             8.00%     11,671            10.00%
-------------------------------------------------------------------------------------------------------------------------


NOTE 8: PENSION AND BENEFITS

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

     The following table sets forth the funded status and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 1996 and 1995.



  (DOLLARS IN THOUSANDS)                                       1996       1995
--------------------------------------------------------------------------------
  Actuarial present value of benefit obligations
   Vested                                                    $2,901     $2,700
   Non-Vested                                                    55        117
--------------------------------------------------------------------------------
  Accumulated benefit obligation                              2,956      2,817
  Effect of projected future compensation levels              1,099        865
--------------------------------------------------------------------------------
  Projected benefit obligation                                4,055      3,682
  Plan assets at fair value                                   3,569      3,318
--------------------------------------------------------------------------------
  Assets less than projected benefit obligation               (486)      (364)
  Unrecognized net asset                                       (20)       (25)
  Unamortized Prior Service Cost                                170        184
  Deferred gain                                               (518)      (574)
--------------------------------------------------------------------------------
  Accrued expense                                            ($854)     ($779)
================================================================================

--------------------------------------------------------------------------------
44

     The net periodic pension cost for 1996, 1995 and 1994 include the following components.


 (DOLLARS IN THOUSANDS)                               1996       1995      1994
--------------------------------------------------------------------------------
 Service cost                                         $199        $208    $187
 Interest                                              262         251     226
 Actual return on plan assets                         (308)       (275)   (196)
 Net amortization and deferral                          39          21     (11)
--------------------------------------------------------------------------------
  Net periodic pension expense                        $192        $205    $206
================================================================================


     The following table presents the assumptions used to calculate the projected benefit obligation and pension expense in each of the last three years.

                                                      1996       1995      1994
--------------------------------------------------------------------------------
 Discount rate                                        7.50%      7.50%    8.00%
 Rate of compensation increase                        6.50%      6.50%    6.75%
 Expected long-term rate of return on plan assets     8.00%      8.00%    7.00%
================================================================================


401K BENEFIT PLAN

     During 1994, the Corporation established a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. The plan was effective January 1, 1995. For 1996, 1995, and 1994, employer contributions amounted to $43,928, $43,050, and $0, respectively.

STOCK OPTION PLANS

     The Stock Option Plans permit Center Bancorp common stock to be issued to key employees and directors of the Corporation and its subsidiary. The options granted under the Plan are intended to be either Incentive Stock Options or Non-Qualified Options.

     Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant. Upon the exercise of options, proceeds received in excess of par value of the shares are credited to surplus.

     There were no options granted or exercised during 1996.

--------------------------------------------------------------------------------
                                                                              45

           Changes in options outstanding during the past three years were as follows:

                                                        EXERCISE PRICE RANGE
   STOCK OPTION PLAN                         SHARES          PER SHARE
--------------------------------------------------------------------------------
   Outstanding, December 31, 1993
    (6,300 shares exercisable)              100,800        7.93 to 19.52
   Granted during 1994                       18,900            19.52
   Exercised during 1994                     (6,300)            7.93
   Expired or canceled during 1994             (787)           19.52
--------------------------------------------------------------------------------
   Outstanding, December 31, 1994,
    (35,122 shares exercisable)             112,613            19.52
   Granted during 1995                            0
   Exercised during 1995                          0
   Expired or canceled during 1995          (10,238)           19.52
--------------------------------------------------------------------------------
   Outstanding, December 31, 1995,
    (51,030 shares exercisable)             102,375            19.52
     Granted during 1996                          0
     Exercised during 1996                        0
     Expired or canceled during 1996         (3,150)           19.52
--------------------------------------------------------------------------------
   OUTSTANDING, DECEMBER 31, 1996
    (80,955 shares exercisable)              99,225            19.52
================================================================================


  NOTE 9: INCOME TAXES

           The current and deferred amounts of income tax expense for the years ended December 31, 1996, 1995 and 1994 are as follows:


   (DOLLARS IN THOUSANDS)                          1996       1995       1994
--------------------------------------------------------------------------------
   CURRENT:
   Federal                                       $1,203     $1,273     $1,241
   State                                            147        125         68
--------------------------------------------------------------------------------
                                                  1,350      1,398      1,309
   DEFERRED:
   Federal                                          286        118        125
--------------------------------------------------------------------------------
   Income tax expense                             1,636      1,516      1,434
================================================================================

     A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:



   (DOLLARS IN THOUSANDS)                          1996       1995       1994
--------------------------------------------------------------------------------
   Income before income tax expense              $5,793     $5,556     $5,611
   Federal statutory rate                            34%        34%        34%
--------------------------------------------------------------------------------
   Computed  "expected"  Federal income
    tax expense                                   1,970      1,889      1,907
   State tax net of Federal tax benefit              64         82         45
   Tax-exempt interest and dividends               (359)      (429)      (526)
   Decrease in valuation allowance                    0          0        (22)
   Other, net                                       (39)       (26)        30
--------------------------------------------------------------------------------
   Income tax expense                             1,636      1,516     $1,434
================================================================================


--------------------------------------------------------------------------------
46

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 1996 and 1995 are presented below.


   (DOLLARS IN THOUSANDS)                               1996           1995
--------------------------------------------------------------------------------
   DEFERRED TAX ASSETS:
    Allowance for loan losses                           $120          $ 126
    Pension Expense                                      342            295
    Deferred fee income-Mortgages                         23             61
    Operating loss carry forward                         284              0
     Depreciation                                         64              0
--------------------------------------------------------------------------------
      Total gross deferred tax asset                     833            482
    Valuation allowance                                  (58)           (58)
--------------------------------------------------------------------------------
     Net deferred tax asset                             $775          $ 424
--------------------------------------------------------------------------------
   DEFERRED TAX LIABILITIES:
    Depreciation                                          $0          $ 141
    Market discount accretion                             37            199
    Premium amortization                                  13              0
    Deferred fee expense-Mortgages                       143            126
    Unrealized gains on securities available
     for sale                                            207            277
--------------------------------------------------------------------------------
      Total gross deferred tax liabilities               400            743
--------------------------------------------------------------------------------
      Net deferred tax asset (liability)                $375          $(319)
================================================================================

     Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carrybacks on a federal basis, management believes it is more likely than not that the Company will realize the benefit of the net deductible temporary differences existing at December 31, 1996 and 1995, respectively.

     The valuation allowance is due to the state tax effect of the net deductible temporary difference calculated on a separate company basis. The valuation allowance for deferred tax assets as of December 31, 1996 and 1995 was $58,000 and $58,000 respectively.


NOTE 10: (UNAUDITED)
QUARTERLY FINANCIAL INFORMATION
CENTER BANCORP, INC.


                                                                                         1996
-------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                4TH QUARTER      3RD QUARTER     2ND QUARTER    1ST QUARTER
-------------------------------------------------------------------------------------------------------------------------
Total interest income                                          $7,084           $7,272          $6,114         $5,960
Total interest expense                                          3,170            3,238           2,674          2,504
Net interest income                                             3,914            4,034           3,440          3,456
Provision (credit) for loan losses                              (132)                0               0              0
Other income                                                      173              177             232            145
Other expense                                                   2,810            2,852           2,254          1,994
Income before income taxes                                      1,409            1,359           1,418          1,607
Net income                                                        919            1,001           1,002          1,235
Earnings per share                                               $.41             $.45            $.45           $.55
Weighted average common shares outstanding                  2,236,329        2,232,952       2,228,824      2,225,718
=========================================================================================================================


--------------------------------------------------------------------------------
                                                                              47


                                                                                         1995
-------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                4TH QUARTER      3RD QUARTER     2ND QUARTER    1ST QUARTER
-------------------------------------------------------------------------------------------------------------------------
Total interest income                                            $5,716         $5,474            $5,353       $5,206
Total interest expense                                            2,297          2,206             2,214        2,070
Net interest income                                               3,419          3,268             3,139        3,136
Provision for loan losses                                             0              0                 0            0
Other income                                                        175            150               248          159
Other expense                                                     2,210          1,791             2,164        1,973
Income before income taxes                                        1,384          1,627             1,223        1,322
Net income                                                          985          1,141               914        1,000
Earnings per share                                                $0.44          $0.51             $0.41        $0.45
Weighted average common shares outstanding                    2,217,535      2,216,256         2,214,835    2,213,506
=========================================================================================================================


NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     Under SFAS 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 1996 and 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     The fair value estimates of commitments to extend credit and standby letters of credit are estimated at the fee charged by the bank for similar transactions. This amount is deemed to be immaterial.

     Short-term borrowings that mature within six months have fair values equal to their carrying value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular

--------------------------------------------------------------------------------
48
financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities, goodwill, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

     The estimated fair value of the Corporation's financial instruments are as follows:


                                                                                    DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------
                                                                          1996                           1995
---------------------------------------------------------------------------------------------------------------------
                                                                CARRYING        FAIR             Carrying       Fair
(DOLLARS IN THOUSANDS)                                           AMOUNT         VALUE             Amount        Value
---------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and cash equivalents                                      $ 43,061       $ 43,061          $ 30,172     $ 30,172
Investments Available-for-Sale                                   61,539         61,539            53,662       53,662
Investments Held-to-Maturity                                    218,584        218,788           156,030      157,449
Net loans                                                       116,537        118,195            96,497       94,497
FINANCIAL LIABILITIES:
Noninterest-bearing deposits                                   $ 68,086       $ 68,086          $ 60,635     $ 60,635
Interest-Bearing deposits                                       358,568        358,568           235,031      235,031
Federal funds purchased and securities sold under
 agreement to repurchase                                              0              0            22,326       22,326
=====================================================================================================================

--------------------------------------------------------------------------------
                                                                              49

NOTE 12: PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Center Bancorp, Inc., operates its wholly-owned subsidiary, Union Center National Bank. The earnings of this subsidiary are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiary and dividends paid reduce the investment in the subsidiary. Dividends payable by the Corporation are unrestricted, although the ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see
Note 13). Condensed financial statements of the Parent Company only follow:

CONDENSED STATEMENTS OF CONDITION

                                                                    FOR YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------
       (DOLLARS IN THOUSANDS)                                            1996           1995
--------------------------------------------------------------------------------------------------
       ASSETS
        Cash and cash equivalents                                        $253           $890
        Investment in subsidiary                                       29,957         27,357
        Other Assets                                                      465              0
--------------------------------------------------------------------------------------------------
                                                                      $30,675        $28,247
==================================================================================================
       LIABILITIES AND STOCKHOLDERS' EQUITY
        Other liabilities                                                $462           $567
        Stockholders' equity                                          $30,213         27,679
--------------------------------------------------------------------------------------------------
                                                                      $30,675        $28,246
==================================================================================================


CONDENSED STATEMENT OF INCOME

                                                                  FOR YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------
 (DOLLARS IN THOUSANDS)                                         1996          1995            1994
--------------------------------------------------------------------------------------------------
 Income
  Dividend income from subsidiary                              $7,337        $1,775         $1,727
  Management fees                                                  38            48             45
  Other                                                             0             0              3
--------------------------------------------------------------------------------------------------
                                                                7,375         1,823          1,775
 Expenses                                                         133            95            140
--------------------------------------------------------------------------------------------------
  Net income before equity in earnings of subsidiary            7,242         1,728          1,635
  Equity in earnings of subsidiary                             (3,085)        2,312          2,542
--------------------------------------------------------------------------------------------------
  Net Income                                                   $4,157        $4,040         $4,177
==================================================================================================


--------------------------------------------------------------------------------
50

CONDENSED STATEMENTS OF CASH FLOWS


                                                                      FOR YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------
      (DOLLARS IN THOUSANDS)                                         1996         1995         1994
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                        $ 4,157      $ 4,040      $ 4,177
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in earnings of subsidiary                                  3,085       (2,312)      (2,542)
  Other, net                                                         (571)          76         (260)
----------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                      $ 6,671      $ 1,804      $ 1,375
----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Investments (in) and advances to subsidiaries                     $(5,790)     $     0      $     0
----------------------------------------------------------------------------------------------------
Net cash used in financing activities                             $(5,790)     $     0      $     0
----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Cash Dividends                                                    $(1,787)     $(1,775)     $(1,730)
Proceeds from exercise of stock options                                 0            0            0
Proceeds from issuance of common stock                                269          232          116
----------------------------------------------------------------------------------------------------
   Net cash used in financing activities                          $(1,518)     $(1,543)     $(1,614)
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                       $  (637)     $   261      $  (239)
Cash at the beginning of year                                         890          629          868
----------------------------------------------------------------------------------------------------
Cash at the end of year                                           $   253      $   890      $   629
====================================================================================================


NOTE 13: DIVIDENDS AND OTHER RESTRICTIONS

     Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the subsidiary bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the Bank's capital. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with its retained profits for the two preceding years. At December 31, 1996, $1,769,000 was available for the payment of dividends.

NOTE 14: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

     In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $23,910,000, ($17,971,729 subject to variable rate indices and $2,024,000 fixed rate commitments) and $20,467,000 as of December 31, 1996 and 1995, respectively. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $7,407,000 and $9,439,000 as of December 31, 1996 and 1995, respectively.
Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Corporation controls credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit related

--------------------------------------------------------------------------------
                                                                              51
terms and conditions from the customer. In the opinion of management the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

     A substantial portion of the Bank's loans are one to four family residential first mortgage loans secured by real estate located in New Jersey.

     Accordingly, the collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in the real estate market.

     Non-interest expenses include rentals for premises and equipment of $135,068 in 1996, $49,412 in 1995, and $51,412 in 1994. At December 31, 1996,
Center Bancorp and its subsidiaries were obligated under a number of non-cancellable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally non-financing leases. Minimum rentals under the terms of these leases for the years 1997 through 2001 are $235,385, $94,508, $92,480, $99,478, and $107,036, respectively. Minimum rentals due after 2001 are $479,162.

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

--------------------------------------------------------------------------------
52