Form 10-K/A, Exhibit 13
period 1998-12-31
CENTER BANCORP INC
filed 1999-04-07
CIK 712771

Financial Highlights

                                                           For the years ended December 31,
                                                           --------------------------------     Percent
(Dollars in thousands, except per share data)              1998             1997                Change
-------------------------------------------------------------------------------------------------------
EARNINGS
Net interest income                                     $   17,113       $   16,219               5.51%
Provision for loan loasses                                     120                0             100.00
Other income                                                   971            1,111             -12.60
Other Expenses                                              11,651           10,596               9.96
Net Income                                                   4,172            4,511              -7.51
Cash Dividends Declared                                 $    2,023       $    1,863               8.59
------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Income
   Basic                                                $     1.17       $     1.28               8.59%
   Diluted                                                    1.16             1.27               8.66
Cash Dividends                                                0.57             0.53               7.55
Book Value                                                   10.24             9.44               8.47
Tangible Book Value                                     $     9.39       $     8.48              10.73
-------------------------------------------------------------------------------------------------------
AT YEAR END                                            Bid      Ask        Bid      Ask
Market Value Per Common Share                         $16.75  $17.375    $15.67   $16.33
-------------------------------------------------------------------------------------------------------
AT YEAR END
Investment Securities                                   $  287,966       $  298,298              -3.46%
Loans                                                      150,099          132,424              13.35
Assets                                                     470,134          473,112              -0.63
Deposits                                                   377,167          436,010             -13.50
Stockholders' Equity                                    $   36,631       $   33,422               9.60
Total Shares Outstanding                                 3,578,149        3,542,171               1.02

FINANCIAL RATIOS
Return on Average Assets                                      0.88%            0.94%
-------------------------------------------------------------------------------------------------------
Return on Average Stockholders' Equity                       11.75%           14.16%
Return on Tangible Average Stockholders' Equity              12.93%           15.92%
-------------------------------------------------------------------------------------------------------
Cash Dividends Declared as a Percent of
   Net Income                                                48.47%           41.30%
-------------------------------------------------------------------------------------------------------
Average Stockholders' Equity as a
   Percent of Average Total Assets                            7.49%            6.65%
Tangible Average Stockholders' Equity as a
   Percent of Average Total Assets                            6.81%            5.92%
-------------------------------------------------------------------------------------------------------
Stockholders' Equity as a Percent of Total Assets             7.79%            7.06%
Tangible Stockholders' Equity as a
   Percent of Average Total Assets                            7.09%            6.27%
-------------------------------------------------------------------------------------------------------
Average Risk-Based Tier I Capital Ratio                      15.03%           15.48%
Average Risk-Based Tier I and Tier II Capital                15.64%           16.15%
Tier I Leverage Ratio                                         6.93%            6.19%
-------------------------------------------------------------------------------------------------------

All share and per share amounts have been restated to reflect the 3-for-2 stock split distributed in May of 1998 and the 5% stock dividend distributed in May of 1997.

[LOGO]
Summary of Selected Statistical Information and Financial Data

                                                                    Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------
 (in thousands, except per share data)         1998            1997            1996            1995            1994
---------------------------------------------------------------------------------------------------------------------
Summary of Income
 Interest income                           $   30,686      $   30,706      $   26,430      $   21,749      $   18,983
 Interest expense                              13,573          14,487          11,586           8,787           5,914
Net interest income                            17,113          16,219          14,844          12,962          13,069
Provision (credit) for loan losses                120               0            (132)              0              10
Net interest income after provision
 (credit) for loan losses                      16,993          16,219          14,976          12,962          13,059
Other income                                      971           1,111             727             732             668
Other expense                                  11,651          10,596           9,910           8,138           8,116
Income before income tax expense                6,313           6,734           5,793           5,556           5,611
Income tax expense                              2,141           2,223           1,636           1,516           1,434
Net income                                 $    4,172      $    4,511      $    4,157      $    4,040      $    4,177
---------------------------------------------------------------------------------------------------------------------
Statement of Financial Condition
 Data
 Investments                               $  287,966      $  298,298      $  280,123      $  209,692      $  207,483
 Total loans                                  150,099         132,424         117,830          97,570          88,805
 Total assets                                 470,134         473,112         459,218         347,777         325,113
 Deposits                                     377,167         436,010         426,654         295,666         290,175
 Stockholders' equity                      $   36,631      $   33,422      $   30,213      $   27,679      $   24,211
---------------------------------------------------------------------------------------------------------------------
Dividends
 Cash dividends                            $    2,023      $    1,863      $    1,787      $    1,775      $    1,730
 Dividend payout ratio                             48%             41%             43%             44%             41%
---------------------------------------------------------------------------------------------------------------------
Cash Dividends Per Share
 Cash dividends                            $     0.57      $     0.53      $     0.51      $     0.51      $     0.49
---------------------------------------------------------------------------------------------------------------------
Earnings Per Share
 Basic                                     $     1.17      $     1.28      $     1.18      $     1.16      $     1.20
 Diluted                                   $     1.16      $     1.27      $     1.18      $     1.16      $     1.20
---------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares
 Outstanding
 Basic                                      3,563,312       3,534,099       3,513,756       3,493,870       3,479,810
 Diluted                                    3,597,514       3,560,225       3,522,579       3,493,870       3,479,810
---------------------------------------------------------------------------------------------------------------------
Operating Ratios
 Return on average assets                        0.88%           0.94%           1.00%           1.15%           1.27%
 Return on tangible average equity              12.93%          15.92%          15.21%          15.32%          17.59%
---------------------------------------------------------------------------------------------------------------------
Book Value Per Common Share                $    10.24      $     9.44      $     8.57      $     7.90      $     6.95
 Tangible book value                       $     9.39      $     8.48      $     7.53      $     7.90      $     6.95
---------------------------------------------------------------------------------------------------------------------
Non-Financial Information
 Common stockholders                              606             609             633             629             598
 Staff--Full time equivalent                      153             140             151             132             132
---------------------------------------------------------------------------------------------------------------------

Footnote: All share and per share amounts have been restated to reflect the three-for-two split distributed on May 28, 1998, the 5% stock dividend distributed in May 1997, and all prior stock dividends and splits.

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

     The following introduction to Management's Discussion and Analysis highlights the principal activities of Center Bancorp Inc. that have contributed to its earnings performance in 1998.

     Center Bancorp's performance for 1998 was highlighted by loan growth, principally in the commercial, mortgage and consumer loan portfolios, with consistent asset quality. Commensurate with the growth in the loan portfolio, the Corporation recorded a $120,000 provision for loan losses during 1998. 1998 represented another year of solid earnings. As a result of consistent earnings and capital growth, dividends were increased and resulted in a 48 percent dividend payout ratio and the Board of Directors declared a three-for-two stock split. The stock split was distributed in May of 1998, and constituted the fifth time in the last six years that the Corporation has either paid a stock dividend or declared a stock split.

     Net income for the year ended December 31, 1998, amounted to $4,172,000 as compared to $4,511,000 and $4,157,000 earned in 1997 and 1996, respectively. Basic earnings per share amounted to $1.17 as compared to $1.28 and $1.18 earned in 1997 and 1996, respectively. Diluted earnings per share was $1.16 for 1998 compared to $1.27 in 1997 and $1.18 in 1996. These figures have been restated to reflect the three-for-two stock split distributed in 1998, 5% stock dividend in 1997, and the three-for-two stock split in 1996.

     Earnings performance for 1998 reflected increased net interest income, offset by an increase in operating expenses. These expenses were a direct result of the growth and expansion of Union Center National Bank (the "Bank"). The increased net interest income was primarily a result of a change in the asset mix and more importantly a change in the funding mix coupled with lower rates paid on deposit and borrowings.

     The Corporation's total assets at December 31, 1998 amounted to $470.1 million, decreasing $3.0 million or 0.63 percent from December 1997 levels. The return on average assets was 0.88 percent in 1998, as compared with 0.94 percent and 1.00 percent in 1997 and 1996, respectively.

     A continuing key element of the Corporation's consistent performance is its strong capital base. The Corporation's risk-based capital ratios at December 31, 1998 were 15.0 percent for Tier I capital and 15.6 percent for total risk-based capital. These ratios substantially exceed the minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. From a performance viewpoint, return on tangible average shareholder's equity was 12.9 percent in 1998, compared with 15.9 percent for 1997 and 15.2 percent in 1996.

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

     Net interest income is directly affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities which support those assets, as well as changes in the rates earned and paid. Net interest income is presented in this financial review on a fully tax-equivalent basis, whereby tax-exempt income (primarily interest earned on various obligations of state and political subdivisions) is adjusted by the amount of income tax which would have been paid had the assets been invested in taxable issues. As a result, the net interest income data presented in this financial review differ from the Corporation's net interest income components of the consolidated financial statements presented elsewhere in this report.

     The following table presents the components of net interest income (on a tax-equivalent basis) for the past three years.



                                                     1998
-----------------------------------------------------------------------------------
                                                   Increase
                                                  (Decrease)
                                                     From       Percent
(dollars in thousands)                 Amount     Prior Year     Change      Amount
-----------------------------------------------------------------------------------
Interest Income:
Investments                          $ 19,212     $    (966)     ( 4.8)    $ 20,178
Loans, including fees                  10,924           944        9.5        9,980
Federal funds sold and securities
 purchased under agreement to
 resell                                   550             2         .4          548
-----------------------------------------------------------------------------------
Total interest income                  30,686           (20)     (  .1)      30,706
-----------------------------------------------------------------------------------
Interest expense:
Certificates $100,000 or more           4,301        (1,535)     (26.3)       5,836
Deposits                                7,850          (184)     ( 2.3)       8,034
Borrowings                              1,422           805      130.5          617
-----------------------------------------------------------------------------------
Total interest expense                 13,573          (914)     ( 6.3)      14,487
-----------------------------------------------------------------------------------
Net interest income*                   17,113           894        5.5       16,219
Tax-equivalent adjustment                 361          (120)     (25.0)         481
-----------------------------------------------------------------------------------
Net interest income on a fully
 tax-equivalent basis                $ 17,474     $     774        4.6     $ 16,700
-----------------------------------------------------------------------------------



                                        1997                                  1996
-----------------------------------------------------------------------------------
                                      Increase                              Increase
                                     (Decrease)                            (Decrease)
                                        From       Percent                    From        Percent
(dollars in thousands)               Prior Year     Change      Amount     Prior Year     Change
-------------------------------------------------------------------------------------------------
Interest Income:
Investments                           $ 2,854         16.4    $ 17,324      $ 4,043          30.4
Loans, including fees                   1,355         15.7       8,625        1,099          14.6
Federal funds sold and securities
 purchased under agreement to
 resell                                    67         13.9         481         (461)        (48.9)
-------------------------------------------------------------------------------------------------
Total interest income                   4,276         16.2      26,430        4,681          21.5
-------------------------------------------------------------------------------------------------
Interest expense:
Certificates $100,000 or more           1,723         41.9       4,113        1,349          48.8
Deposits                                  937         13.2       7,097        1,176          19.9
Borrowings                                241         64.1         376          274         268.6
-------------------------------------------------------------------------------------------------
Total interest expense                  2,901         25.0      11,586        2,799          31.9
-------------------------------------------------------------------------------------------------
Net interest income*                    1,375          9.3      14,844        1,882          14.5
Tax-equivalent adjustment                 (97)      (16.8)         578         (112)        (16.2)
-------------------------------------------------------------------------------------------------
Net interest income on a fully
 tax-equivalent basis                 $ 1,278          8.3    $ 15,422      $ 1,770          13.0
-------------------------------------------------------------------------------------------------

* Before the provision (credit) for loan losses.
NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest earned on securities of state and political subdivisions.

NET INTEREST INCOME

     Net interest income on a fully tax-equivalent basis increased $774,000 or
4.6 percent to approximately $17.5 million during 1998 from approximately $16.7 million for 1997. The net interest margin increased from 3.75 percent to 3.92 percent for 1998 due to lower cost of funds reflecting the decrease in short-term interest rates that prevailed throughout most of 1998. Average interest-earning assets for 1998 amounted to $445.3 million compared to $445.2 million for 1997. Average interest-bearing liabilities decreased $9.7 million during 1998 to $361.9 million from $371.6 million in 1997. Net average interest-earning assets increased from $73.6 million in 1997 to $83.4 in 1998. The 1998 change in average balances was primarily due to decreased volumes of interest-bearing liabilities, primarily certificates of deposit greater than $100,000.

     The average yield on interest-earning assets decreased from 7.01 percent in 1997 to 6.97 percent in 1998 while there was a greater decrease in the average cost of interest-bearing liabilities (3.90 percent in 1997 versus 3.75 percent in 1998), reflecting a decrease in short-term interest rates that prevailed through most of 1998.

     The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing below and on page 18, both of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 33 (Average Statements of Condition with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of income produced from interest-earning assets and the amount of

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

expense resulting from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets. The table presented below (Analysis of Variance in Net Interest Income Due to Volume and Rates) quantifies the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

ANALYSIS OF VARIANCE IN NET INTEREST INCOME DUE TO VOLUME AND RATES



                                                  1998/1997                                 1997/1996
                                             Increase (Decrease)                       Increase (Decrease)
                                              Due to Change in:                         Due to Change in:
--------------------------------------------------------------------------------------------------------------------------
                                            Average        Average         Net        Average       Average         Net
(dollars in thousands)                       Volume         Rate         Change        Volume         Rate        Change
--------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Investment securities:
 Taxable                                   $   (573)       $(126)       $   (699)     $ 2,984       $    21      $ 3,005
 Non-taxable                                   (345)         (42)           (387)        (278)           26         (252)
Federal funds sold and securities
 purchased under agreement to resell              7           (5)              2          931          (864)          67
Loans, net of unearned discounts              1,062         (118)            944        1,399           (40)       1,359
--------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets                151         (291)           (140)       5,036          (857)       4,179
--------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
Money market deposits                            97          117             214         (130)         (140)        (270)
Savings deposits                               (124)        (171)           (295)          68           (11)          57
Time deposits                                (1,306)        (259)         (1,565)       2,684           203        2,887
Other interest-bearing deposits                 (47)         (26)            (73)         (46)           32          (14)
Borrowings                                      938         (133)            805          241             0          241
--------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities          (442)        (472)           (914)       2,817            84        2,901
--------------------------------------------------------------------------------------------------------------------------
Change in net interest income              $    593        $ 181        $    774      $ 2,219       $  (941)     $ 1,278
--------------------------------------------------------------------------------------------------------------------------

     Interest income (tax-equivalent) decreased by $140,000 from 1997 to 1998 and increased by $4.2 million from 1996 to 1997. The primary factor in the modest decline in interest income during 1998 was the relatively unchanged level of earning-assets coupled with lower average rates earned on interest-earning assets. The Corporation's loan portfolio increased on average by $13.5 million, primarily as a result of increased volumes of commercial real estate, commercial and home equity loans. This increase was primarily achieved through increased business development. The loan portfolio (traditionally the highest yielding type of interest-earning asset) represented 31.2 percent of the Corporation's interest-earning assets (on average) during 1998 as compared with 28.2 percent of such assets (on average) during 1997. The increased level of interest income generated from the loan portfolio in 1998 was due to increased volume, as the average yield on the Corporation's loans declined by 10 basis points.

     Investments contributed the most significant change in the earning-asset mix in 1998. The investment portfolio which decreased on average by $13.5 million provided the funding for loan growth. Within the investment portfolio, the average volume in 1998 decreased in taxable securities by $8.7 million and in the non-taxable portfolio by $4.8 million compared to 1997. The average yield on the investment portfolio declined by 6 basis points during 1998.

     Interest expense decreased during 1998, primarily as a result of the decreased deposit volumes, and an increase in lower costing short-term borrowings bolstered by lower rates paid. For the year ended December 31, 1998, interest expense decreased by $914,000 or 6.3 percent as compared with the year ended December 31, 1997.

     The average cost of funds decreased by 15 basis points, reflecting the decline in interest rates, and changes in the liability mix, (i.e., increased volumes of less costly interest-bearing time deposits and short-term borrowings).

     During 1997 interest expense increased $2.9 million or 25.0 percent as compared with the year ended December 31, 1996. This was primarily a result of higher average funding costs, as short-term interest rates moved higher throughout most of 1997. The resulting average cost of funds to the Corporation increased by 29 basis points. This cost was further impacted by a change in the liability mix, as the Corporation had increased volumes of more costly interest-bearing liabilities and funding sources. During 1997 and 1996, less expensive deposits such as checking, savings and money market accounts were replaced by more costly time deposits of $100,000 and over.

     Inflationary fears and the expanding economy pushed short-term interest rates up in 1997 and 1996. This in turn had effected the cost of funds associated with a number of the Corporation's funding products, including municipal deposits tied to market indices, "Jumbo" Certificates of Deposit, and short-term repurchase agreements. Deposit growth continued to be impacted by the depositors' desire for higher-yielding investment alternatives, such as mutual funds, equity securities, tax-free instruments, and a variety of insurance products. As interest rates remained high in the short term market in 1996, and into 1997, depositors shifted funds from lower yielding savings and money market accounts into higher yielding certificates of deposit. This shift continued throughout 1997. The impact of this change in the deposit mix, coupled with the higher rates at the short end of the yield curve, gave rise to the net change in the cost of funds for 1997.

     For the three year period ended December 31, 1998, the Corporation's net interest yield on a tax-equivalent basis (i.e., net interest income on a tax-equivalent basis as a percent of average interest-earning assets) amounted to 3.92 percent in 1998, 3.75 percent, and 4.01 percent for 1997 and 1996, respectively. The declines noted reflected a narrowing of spreads between yields earned on loans and investments and rates paid for supporting funds. There was a favorable change in the mix of interest-earning assets, primarily the increased loan volumes. However, this was not sufficient to offset the effects of the change in the mix of interest-bearing liabilities to more costly funding.

     The contribution of noninterest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) increased approximately 6 basis points during 1998 from 64 basis points in 1997. During the comparable periods of 1997 and 1996 there was a increase of 4 basis points, from 60 basis points to 64 basis points.

     The Corporation's net interest rate spread (i.e., the average yield on average interest-earning assets, calculated on a tax-equivalent basis, minus the average rate paid on interest-bearing liabilities) rose to 3.22 percent in 1998 from 3.11 percent in 1997 and was 18 basis points less than the 3.40 percent in 1996. The increase in net interest spread during 1998 was primarily a result of the decreased cost of interest-bearing liabilities offset in part by a decline in rates earned on interest-bearing assets.

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INVESTMENTS

     The average volume of investment securities decreased by $13.5 million in 1998 as compared to 1997. The tax-equivalent yield on investments decreased to
6.61 percent in 1998 from 6.67 percent in 1997. The stability in the yield on the investment portfolio in 1998 was achieved through equal or higher market rates on purchases made to replace similar yielding investments which had matured, were prepaid or were called.

     The impact of repricing activity on yields was lessened by a change in the mix of the portfolio and shorter investment maturities, resulting in stable spreads. Securities available-for-sale are a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors.

     At December 31, 1998, the total investment portfolio excluding overnight investments, was $288.0 million, or 65.7 percent of earning-assets, as compared to $298.3 million or 67.5 percent at December 31, 1997. The principal components of the investment portfolio are U.S. Government Treasury and Federal Agency securities. For additional information regarding the Corporation's investment portfolio, see Note 4 to the Consolidated Financial Statements.

LOANS

     Loan growth during 1998 occurred in all categories of the loan portfolio. This growth occurred from the Corporation's marketing and business development programs and new product lines. The decline of yield in the loan portfolio was the result of a lower prime rate environment during the fourth quarter of 1998 coupled with a continued competitive rate structure to attract new loans. The effect of additions to the loan portfolio were lessened by continued re-financing activity and by the heightened competition for borrowers that exists in the lending markets. The Corporation's desire to continue growing this component of the earning-asset mix is reflected in its current business development plan and marketing plans, as well as its strategic plan.

     Analyzing the portfolio for the year ended December 31, 1998, average loan volume increased $13.5 million, while the portfolio yield decreased 10 basis points as compared with 1997. Total average loan volume increased to $139.0 million with an average yield of 7.86 percent, as compared to $125.5 million with an average yield of 7.96 percent for the year ended December 31, 1997. For additional information regarding loans, see Note 5 to the Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

     The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 1998, the level of the allowance was $1,326,000 as compared to a level of $1,269,000 at December 31, 1997. The Corporation had a provision to the allowance for loan losses of $120,000 in 1998, none in 1997 and a credit to earnings (through the provision for loan losses) in 1996 of $132,000.

     At December 31, 1998, the allowance for loan losses amounted to $1,326,000 or 0.88 percent of total loans. In management's view, the level of the allowance at December 31, 1998 is adequate to cover losses inherent in the loan portfolio.

     Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. The allowance for loan losses as a percentage of total loans amounted to 0.88 percent, 0.96 percent and 1.10 percent at December 31, 1998, 1997 and 1996, respectively.

     During 1998 the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $63,000 in 1998, $24,000 in 1997 and $341,000 in 1996. The Corporation had non-accrual loans amounting to $41,000 at December 31, 1998, $27,000 at December 31, 1997, and $298,000 at
December 31, 1996. The Corporation continues to aggressively pursue collections of principal and interest on loans previously charged-off.

     The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. The Corporation does not have any impaired loans at December 31, 1998 and 1997.

     The Corporation's statements herein regarding the adequacy of the allowance for loan losses may constitute forward looking statements under the Private Securities Reform Litigation Act of 1995. Actual results could indicate that the amount of the Corporation's allowance was inadequate. Factors that could cause the allowance to be inaccurate are the same factors that are analyzed by the Corporation in establishing the amount of the allowance.

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES

     The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years:



                                                                         Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              1998            1997            1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------
Average loans outstanding                        $ 138,967       $  125,476      $ 107,897       $  95,216        $ 72,752
--------------------------------------------------------------------------------------------------------------------------
Total loans at end of period                     $ 150,099       $  132,424      $ 117,830       $  97,570        $ 88,805
--------------------------------------------------------------------------------------------------------------------------
Analysis of the Allowance for Loan Losses
Balance at the beginning of year                 $   1,269       $    1,293      $   1,073       $   1,073        $   943
 Charge-offs:
 Commercial                                              0                2              0               0              0
 Real estate-mortgage                                    0                0            470               0              0
 Installment loans                                      70               29              9              10             12
--------------------------------------------------------------------------------------------------------------------------
Total charge-offs                                       70               31            479              10             12
--------------------------------------------------------------------------------------------------------------------------
 Recoveries:
 Commercial                                              0                0              0               0            110
 Real estate-mortgage                                    0                0            132               5             20
 Installment loan                                        7                7              6               5              2
--------------------------------------------------------------------------------------------------------------------------
Total recoveries                                         7                7            138              10            132
--------------------------------------------------------------------------------------------------------------------------
Net charge offs:                                        63               24            341               0           (120)
--------------------------------------------------------------------------------------------------------------------------
Adjustments from acquisition of Lehigh                   0                0            693               0              0
--------------------------------------------------------------------------------------------------------------------------
Provision (credit) for loan losses                     120                0           (132)              0             10
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                           $   1,326       $    1,269      $   1,293       $   1,073        $ 1,073
--------------------------------------------------------------------------------------------------------------------------
Ratio of net charge-offs during the year to
 average loans outstanding during the
 year                                                 0.05%            0.02%          0.32%           0.00%          (.16%)
--------------------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses as a percentage
 of total loans at end of year                        0.88%            0.96%          1.10%           1.10%          1.21%
--------------------------------------------------------------------------------------------------------------------------

     The 1996 charge-off of $470,000 in real-estate mortgage loans occurred on loans acquired from Lehigh, which were subsequently sold. Similarly, the $132,000 loan loss recovery, in 1996, was on a loan that had been previously part of Lehigh's portfolio.


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

     The following table sets forth, as of the dates indicated, the amount of the Corporation's non-accrual loans, restructured loans, accruing loans past due 90 days or more and other real estate owned.



                                                            At December 31,
-------------------------------------------------------------------------------------------
(dollars in thousands)                        1998       1997       1996      1995     1994
-------------------------------------------------------------------------------------------
Non-accrual loans                            $  41      $  27      $ 298      $ 0      $ 0
Restructured loans                               0          0          0        0        0
Accruing loans past due 90 days or more         24         73        121       48        0
Other real estate owned                         73          0          0        0        0
-------------------------------------------------------------------------------------------
Total non-performing assets                  $ 138      $ 100      $ 419      $48      $ 0
-------------------------------------------------------------------------------------------

     At December 31, 1998, other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. Other real estate owned (OREO) at December 31, 1998 consisted of a closed branch facility with a carrying value of approximately $73,000.

NONINTEREST INCOME

     The following table presents the principal categories of noninterest income for each of the years in the three year period ended December 31, 1998.



                                                                Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
(dollars in thousands)                      1998        1997       % change       1997       1996     % change
--------------------------------------------------------------------------------------------------------------
Other income:
Service charges, commissions and fees      $ 748      $   638          17.2     $   638      $516        23.6
Other income                                 223          139          60.4         139       136         2.2
Gain on securities sold                        0          334        (100.0)        334        75       345.3
--------------------------------------------------------------------------------------------------------------
Total other noninterest-income             $ 971      $ 1,111        ( 12.6)    $ 1,111      $727        52.8
--------------------------------------------------------------------------------------------------------------

     Total other (noninterest) income, exclusive of gains on securities sold, reflects an increase of $194,000 or 25.0 percent in 1998. The primary component of the increase was the rise of fee revenue reflected in service charges, commissions and fees. This increase of $110,000 or 17.2 percent in such fees, was a result of increased fee income derived from ATM fees and deposit account activity. The increase in other income of $84,000 or 60.4 percent in 1998 over 1997 was attributable to gains on mortgage loans sold, letters of credit and other income. For the 1997 period, total other (noninterest) income, exclusive of gains on securities sold, reflects an increase of $125,000 or 19.2 percent. The primary component the increase was the result of increased ATM fees and increased fee income derived from checking account activity.

     During 1998 the Corporation did not sell any securities from its available-for-sale portfolio. However, during 1997 there were sales from the Corporation's available-for-sale portfolio with a net gain of approximately $334,000. These sales were made as part of the Corporation's investment strategy. In 1996 there were $75,000 in net gains on securities sold. These sales were made from the Corporation's available-for-sale investment portfolio and were made as part of structuring the Corporation's interest rate risk position.

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

NONINTEREST EXPENSE


     The following table presents the principal categories of noninterest expense for each of the years in the three-year period ended December 31, 1998.




                                                              Years Ended December 31,
----------------------------------------------------------------------------------------------------------------
(dollars in thousands)                  1998          1997       % change        1997         1996      % change
----------------------------------------------------------------------------------------------------------------
Other noninterest expense:
Salaries and employee benefits       $  6,005      $  5,487          9.4      $  5,487      $5,168          6.2
Occupancy expense, net                  1,063         1,015          4.7         1,015         910         11.5
Premises and equipment expense          1,297         1,341         (3.3)        1,341       1,141         17.5
Stationery and printing expense           438           254         72.4           254         525        (51.6)
Marketing & Advertising                   446           337         32.3           337         422        (20.1)
Other expenses                          2,402         2,162         11.1         2,162       1,744         24.0
----------------------------------------------------------------------------------------------------------------
Total other noninterest expense      $ 11,651      $ 10,596         10.0      $ 10,596      $9,910          6.9
----------------------------------------------------------------------------------------------------------------

     Total other noninterest expense increased $1,055,000 or 10.0 percent in 1998 as compared to an increase of $686,000 or 6.9 percent from 1996 to 1997. The level of operating expenses during 1998 was unfavorably impacted by an increase in all categories except for premises and equipment expense. While management continues to emphasize expense control, the year to year increases in expense are attributable to the continued expansion of the Bank's facilities, continued investments in technology and the need to attract, develop and retain high-caliber employees. Salaries and employee benefits accounted for 51.5 percent of total other expense for 1998, as compared to 51.8 percent and 52.1 percent for the years 1997 and 1996, respectively. The Corporation's efficiency ratio (other expenses less non-recurring expenses as a percentage of net interest income on a tax-equivalent basis and other income exclusive of net securities gains/losses) was 61.8 percent, 56.8 percent and
57.4 percent respectively, for 1998, 1997 and 1996. The ratio of other expenses to average assets was 2.46 percent in 1998 compared to 2.21 percent in 1997 and
2.39 percent in 1996. The level of operating expenses during 1997 was favorably impacted by lower marketing and advertising expenses as well as the reduction of stationery and printing expenses. The level of operating expenses during 1996 was impacted by the acquisition of Lehigh and the opening of the Madison office.

     Salaries and employee benefits increased $518,000 or 9.4 percent in 1998, primarily the result of higher staffing levels, increased benefits costs and merit and promotional raises. In 1997 these expenses increased $319,000 primarily due to the increased expense arising from merit and promotional raises and higher benefit costs. Staffing levels overall increased to 153 at December 31, 1998 from 140 full-time equivalent employees at December 31, 1997. Employees' longevity has continued to play an important part. As of December 31, 1998, the Corporation's employees, excluding officers, have been employed by the Corporation for an average of 217.23 weeks or 4.18 years. This factor contributes to the Corporation's continued productivity, as evidenced by the ratio of average assets, in millions, per full time-equivalent employee, which amounted to $3.1 million, $3.4 million and $2.7 million in 1998, 1997 and 1996, respectively.

     Occupancy and bank premises and equipment expense increased by $4,000 or
0.2 percent in 1998 over 1997. This increase in 1998 expense reflects the ongoing impact on operating costs of expanded facilities. The increase in such expenses of $305,000 or 14.9 percent in 1997 from 1996, reflect the increased costs associated with the expansion of new facilities, primarily the new corporate headquarters building, offset by operating overhead efficiencies achieved during the period.

INCOME TAXES

     The Corporation's provision for income taxes increased from 1996 to 1997 primarily as a result of increased state taxes and a reduction of tax-exempt income and decreased from 1998 to 1997 primarily as a result of lower amounts of taxable income. The effective tax rates for the Corporation for the periods ended December 31, 1998, 1997 and 1996 were 33.9 percent, 33.0 percent and 28.2 percent, respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions and disallowed expense items for tax purposes, such as travel and entertainment expense, as well as amortization of goodwill. Tax-exempt interest income, on a tax-equivalent basis, decreased by $120,000 or 24.9 percent from 1997 to 1998, and declined by $252,000 or 14.8 percent from 1996 to 1997.

RECENT ACCOUNTING PRONOUNCEMENTS

  SFAS No. 133

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(b) a hedge of the exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

     This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of this Statement. Earlier application of all of the provisions of this Statement is encouraged, but is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. This Statement should not be applied retroactively to financial statements of prior periods. The adoption of this statement by the Corporation is not expected to have a material effect on the financial statements of the Corporation.

  SFAS No. 134

     On October 9, 1998 the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held-for-Sale by a Mortgage Banking Enterprise". SFAS No. 134 changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. This statement is effective for fiscal quarters beginning after December 15, 1998. Early application is permitted. The adoption of this statement by the Corporation is not expected to have a material effect on the financial statements of the Corporation.

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

YEAR 2000 CENTURY DATE CHANGE

     In May 1997, the Federal Financial Institutions Examination Council (FFIEC) issued a joint statement updating its prior statement, issued in June of 1996, addressing the assessment and preparedness for the Year 2000 Century date change. Regulators have defined a formal year 2000 management process to assist the financial industry in dealing with this issue on a timely basis.

     The year 2000 century date change poses a significant challenge for financial institutions, as well as all businesses, because many computer programs and applications will cease to function normally as a result of the way that date fields have been programmed historically. This date problem exists because the two-digit representation of the year will be interpreted in many applications to mean the year 1900, not 2000, unless the date or program logic is changed. The result could be a number of errors, including incorrect mathematical calculations and lost system files.

     The Corporation has implemented a strategic plan designed to ensure that all information technology, including software and hardware, used in connection with the Corporation's business will handle date related data in a manner which will provide accurate results. The project objectives include assessment of the full effect of the Year 2000 issue, system development for testing and implementing solutions, determining how the Corporation will coordinate processing capabilities with its customer, vendor, and payment partners, and determining internal control requirements.

     As of December 1998, management has completed several phases of the plan, including identification, modification, and preliminary testing. Management's goal is to be compliant with regulatory guidelines by June 1999, although no assurances can be given that the Corporation will be able to satisfy this objective. At present, total costs to the Corporation of achieving Year 2000 compliance are estimated at $470,000, of which the Corporation has incurred $251,000 as of December 31, 1998. Approximately 75 to 80 percent will be invested in new technology while the remainder approximates the amount of direct expense. However, management believes that such costs may rise if and when additional issues arise that may require additional expenditures to make the Corporation Year 2000 compliant. During the second half of 1998 management began the development of a comprehensive contingency plan. As part of its contingency planning, the Corporation implemented a due diligence process that identified significant customers, and third parties posing material Year 2000 risks, evaluated their Year 2000 preparedness, assessed their Year 2000 risk and evaluated appropriate risk controls. Validation of the various components of the contingency plan is scheduled for the second quarter of 1999. The immediately preceding sentence constitutes a forward-looking statement under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Corporation's forward-looking statement as a result of a variety of factors, including potential unavailability of technological resources, increased expenses associated with obtaining such resources and unanticipated technological difficulties.

     The Corporation believes that its Year 2000 project will allow it to be Year 2000 compliant in a timely manner. There can be no assurances, however, that the Corporation's information technology systems or those of a third party on which the Corporation relies will be Year 2000 compliant by the year 2000 or that the Corporation's contingency plans will mitigate the effects of any noncompliance. An interruption of the Corporation's ability to conduct its business due to a Year 2000 readiness problem could have a material adverse effect on the Corporation's business operations or financial condition.

ASSET AND LIABILITY MANAGEMENT

     Asset and Liability management encompasses an analysis of market risk, the control of interest rate risk (interest sensitivity management) and the ongoing maintenance and planning of liquidity and capital. The composition of the Corporation's statement of condition is planned and monitored by the Asset and Liability Committee (ALCO). In general, management's objective is to optimize net interest income and minimize market risk and interest rate risk by monitoring these components of the statement of condition.

INTEREST SENSITIVITY

MARKET RISK

     "Market risk" represents the risk of loss from adverse changes in market prices and rates. The Corporation's market rate risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure.

     The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates borne by assets and liabilities do not similarly adjust. The Corporation's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Corporation's net interest income and capital, while structuring the Corporation's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Corporation relies primarily on its asset-liability structure to control interest rate risk. The Corporation continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. The management of the Corporation believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing the Corporation's yield-cost spread through wholesale and retail growth opportunities. The Corporation monitors the impact of changes in interest rates on its net interest income using several tools. One measure of the Corporation's exposure to differential changes in interest rates between assets and liabilities is the Corporation's analysis of its interest rate sensitivity.

     This test measures the impact on net interest income and on net portfolio value of an immediate change in interest rates in 100 basis point increments. Net portfolio value is defined as the net present value of assets, liabilities, and off-balance sheet contracts.

     The primary tool used by management to measure and manage interest rate exposure is a simulation model. Use of the model to perform simulations reflecting changes in interest rates over one and two-year time horizons has enabled management to develop and initiate strategies for managing exposure to interest rate risk. In its simulations, management estimates the impact on net interest income of various changes in interest rates. Projected net interest income sensitivity to movements in interest rates is modeled based on both an immediate rise or fall in interest rates ("rate shock"), as well as gradual changes in interest rates over a 12 month time period. The model is based on the actual maturity and repricing characteristics of interest-rate sensitive assets and liabilities. The model incorporates assumptions regarding earning-asset and deposit growth, prepayments, interest rates and other factors. Management believes that both individually and in the aggregate these assumptions are reasonable, but the complexity of the simulation modeling process results in a sophisticated estimate, not an absolutely precise calculation of exposure. For example, estimates of future cash flows must be made for instruments without contractual maturity or payment schedules.

     Based on the results of the interest simulation model as of December 31, 1998, Center Bancorp Inc. would expect a decrease of 10.82 percent in net interest income and an increase of 2.94 percent in net interest income if interest rates increase or decrease by 100 basis points, respectively, from current rates in an immediate and parallel shock over a twelve month period.

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

     Short-term interest rate exposure analysis is supplemented with an interest sensitivity gap ("Gap") model. The Corporation utilizes interest sensitivity analysis to measure the responsiveness of net interest income to changes in interest rate levels. Interest rate risk arises when an earning-asset matures or when its interest rate changes in a time period different from that of a supporting interest-bearing liability, or when an interest-bearing liability matures or when its interest rate changes in a time period different from that of an earning-asset that it supports. While the Corporation matches only a small portion of specific assets and liabilities, total earning assets and interest bearing liabilities are grouped to determine the overall interest rate risk within a number of specific time frames. The difference between interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitivity gap. At any given point in time, the Corporation may be in an asset-sensitive position, whereby its interest-sensitive assets exceed its interest-sensitive liabilities, or in a liability-sensitive position, whereby its interest-sensitive liabilities exceed its interest-sensitive assets, depending on management's judgment as to projected interest rate trends.

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

     At December 31, 1998, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio) of .39:1.00 at the cumulative one year position. During much of 1998 the Corporation had a negative interest sensitivity gap. The maintenance of a liability-sensitive position during 1998 has had a favorable impact on the Corporation's net interest margins; however, based on management's perception that interest rates will continue to be volatile, emphasis has been, and is expected to continue to be placed on interest-sensitivity matching with the objective of maintaining and/or increasing the net interest spread during 1999.

     The following table depicts the Corporation's interest rate sensitivity position at December 31, 1998:


              Expected Maturity/Principal Repayment December 31,

-------------------------------------------------------------------------------------------
                                      Average        Year           Year            Year
                                     Interest        End             End            End
(dollars in thousands)                 Rate          1999           2000            2001
-------------------------------------------------------------------------------------------
INTEREST-EARNING
ASSETS:
Loans                               7.87%        $   60,809      $   27,945      $  21,896
Investments                         6.24%            72,661         108,875         42,649
-------------------------------------------------------------------------------------------
Total interest-earning assets                    $  133,470      $  136,820      $  64,545
-------------------------------------------------------------------------------------------
INTEREST-BEARING
LIABILITIES:
Time certificates of deposit of
 $100,000 or greater                4.33%        $   52,525      $        0      $       0
Time certificates of deposit of
 less than $100,000                 4.02%            59,554               0              0
Other interest-bearing
 deposits                           2.26%           175,107           5,974          1,404
Securities sold under
 agreements to repurchase
 and FHLB advances                  4.46%            52,602               0              0
-------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                                     $  339,788      $    5,974      $   1,404
-------------------------------------------------------------------------------------------
Cumulative interest-earning
 assets                                             133,470         270,290        334,835
Cumulative interest-bearing
 liabilities                                        339,788         345,762        347,166
Rate sensitivity gap                               (206,318)        130,846         63,141
Cumulative rate sensitivity
 gap                                             $ (206,318)     $  (75,472)     $ (12,331)
-------------------------------------------------------------------------------------------
Cumulative gap ratio                                   0.39%           0.78%          0.96%
-------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------
                                         Year          Year         2004                      Estimated
                                         End           End           And          Total         Fair
(dollars in thousands)                   2002          2003      Thereafter      Balance        Value
-------------------------------------------------------------------------------------------------------
INTEREST-EARNING
ASSETS:
Loans                                 $  20,561    $  7,589     $ 11,299        $ 150,099     $151,947
Investments                               8,987      11,508       43,286          287,966      290,136
-------------------------------------------------------------------------------------------------------
Total interest-earning assets         $  29,548    $ 19,097     $ 54,585        $ 438,065     $442,083
-------------------------------------------------------------------------------------------------------
INTEREST-BEARING
LIABILITIES:
Time certificates of deposit of
 $100,000 or greater                  $       0    $      0     $    531        $  53,056     $ 53,741
Time certificates of deposit of
 less than $100,000                           0           0            0           59,554       59,550
Other interest-bearing
 deposits                                     0           0            0          182,485      182,879
Securities sold under
 agreements to repurchase
 and FHLB advances                            0           0            0           52,602       50,402
-------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                          $       0    $      0     $    531        $ 347,697     $346,572
-------------------------------------------------------------------------------------------------------
Cumulative interest-earning
 assets                                 364,383     383,480      438,065          438,065
Cumulative interest-bearing
 liabilities                            347,166     347,166      347,697          347,697
Rate sensitivity gap                     29,548      19,097       54,054           90,368
Cumulative rate sensitivity
 gap                                  $  17,217    $ 36,314     $ 90,368        $  90,368
-------------------------------------------------------------------------------------------------------
Cumulative gap ratio                       1.05%   1.10 %       1.26 %               1.26%
-------------------------------------------------------------------------------------------------------

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

     Expected maturities are contractual maturities adjusted for prepayments of principal based on current market indices. The Corporation uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal. For deposits, contractual maturities are assumed for certificates of deposit while other interest-bearing deposits were treated as if subject to immediate withdrawal.

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

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

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

     The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 1998, core deposits (comprised of total demand and savings accounts plus money market accounts under $100,000) represented 58.0 percent of total deposits. More volatile rate sensitive deposits, concentrated in Certificates of deposit $100,000 and greater, decreased to 14.1 percent of total deposits from 26.8 percent at December 31, 1997. This change was due to a shift to lower cost and more stable source of funds, primarily borrowings from the Federal Home Loan Bank and securities sold under agreements to repurchase. The following table depicts the Company's core deposit mix at December 31, 1998 and 1997:


CORE DEPOSITS MIX



                                                            December 31,
---------------------------------------------------------------------------------------------------------------------
                                                 1998                           1997                   Net Change
(dollars in thousands)                   Amount       Percentage        Amount       Percentage     Volume 98 vs. 97
---------------------------------------------------------------------------------------------------------------------
Demand Deposits                        $  82,072         37.2         $  77,821         34.9           $   4,251
Interest Bearing Demand                   40,579         18.4            43,135         19.3              (2,556)
Regular Savings                           74,123         33.6            77,602         34.8              (3,479)
Money Market Deposits under $100          23,776         10.8            24,548         11.0                (772)
----------------------------------------------------------------------------------------------------------------
Total core deposits                    $ 220,550        100.0         $ 223,106        100.0           $  (2,556)
----------------------------------------------------------------------------------------------------------------
Total deposits                         $ 377,167                      $ 436,010                        $ (58,843)
----------------------------------------------------------------------------------------------------------------
Core deposits to total deposits               58%                            51%
----------------------------------------------------------------------------------------------------------------

     Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings during 1998 amounted to approximately $8.4 million, a decrease of $2.4 million or 22.1 percent from the 1997 period.

     The following table is a summary of securities sold under repurchase agreements for each of the last three years.



                                                             December 31,
--------------------------------------------------------------------------------------
(dollars in thousands)                             1998         1997          1996
--------------------------------------------------------------------------------------
Securities sold under repurchase agreements:
Average interest rate:
  At year end                                       3.71%        6.75%            --
  For the year                                      3.40%        5.68%          5.69%
Average amount outstanding during the year:      $ 8,455      $10,858       $  6,610
Maximum amount outstanding at any month end      $15,063      $27,320       $ 21,145
Amount outstanding at year end                   $11,602      $   700       $      0
--------------------------------------------------------------------------------------

CASH FLOW

     The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 1998 cash and cash equivalents (which decreased overall by $10.1 million) were provided (on a net basis) by operating activities and used (on a net basis) in investing and financing activities. Cash flow from operating activities, primarily net income, was used in investing activities primarily the increased volume of loans.

STOCKHOLDERS' EQUITY AND DIVIDENDS--STOCKHOLDERS' EQUITY

     Stockholders' equity averaged $35.5 million during 1998, an increase of $3.6 million, or 11.43 percent, as compared to 1997. At December 31, 1998, stockholders' equity totaled $36.6 million, a 9.60 percent increase over the prior year. The Corporation's dividend reinvestment and optional stock purchase plan contributed $320,000 in new capital during 1998. Book value per share increased at year end 1998 to $10.24 from the prior year amount of $9.44. Tangible book value at year end 1998 was $9.38 compared to $8.48 for 1997.

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

RISK-BASED CAPITAL/LEVERAGE

     At December 31, 1998, the Corporation's total Tier l capital (defined as tangible stockholders' equity for common stock and certain perpetual preferred stock) amounted to $33.6 million or 7.14 percent of total assets. The Tier I leverage capital ratio was 6.93 percent of total average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $1,113,000 of net unrealized gains, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders' equity) and goodwill of $3,059,000 as of December 31, 1998. For information on goodwill, see Note 2 to the Consolidated Financial Statements.

     United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorized assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 1998, the Corporation's estimated Tier I and total risk-based capital ratios were 15.0 percent and 15.6 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 1998. For information on risk-based capital and regulatory guidelines for the Bank, see
Note 10 to the Consolidated Financial Statements.

SECURITY MARKET INFORMATION

     The common stock of the Corporation is traded on the NASDAQ National Market System, effective as of June 24, 1996. The Corporation's symbol is CNBC. As of December 31, 1998, the Corporation had 606 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 1998, the closing market bid and ask price was $16.75-$17.375, respectively. Since June 24, 1996, prices were reported by NASDAQ. For prior years the high and low bid prices were reported by National Quotation Bureau.

[LOGO]
MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Dividends declared on common stock, per share and stock prices, have been adjusted for the three-for-two stock split distributed in May of 1998 and the 5 percent stock dividend distributed in May of 1997. The following table sets forth the high and low bid prices for the Corporation's common stock.



                                    Common Stock Price                               Common
                             1998                        1997                  Dividends Declared
---------------------------------------------------------------------------------------------------
                      High          Low           High          Low
                      Bid           Bid           Bid           Bid           1998          1997
---------------------------------------------------------------------------------------------------
Fourth Quarter     $ 18.00       $ 15.75       $ 16.67       $ 15.67       $  0.15       $ 0.1333
Third Quarter        18.25         15.13         16.67         16.50          0.15         0.1333
Second Quarter       20.00         18.00         16.50         13.97        0.1333         0.1333
First Quarter        18.33         15.50         13.95         13.33        0.1333         0.1266
---------------------------------------------------------------------------------------------------
                                                                           $0.5666       $ 0.5265
---------------------------------------------------------------------------------------------------

     These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. For information on dividend restrictions and capital requirements which may limit the ability to pay dividends, see Note 13 to the Consolidated Financial Statements.

LOOKING FORWARD

     One of the Corporation's primary objectives is to achieve balanced asset and revenue growth, and at the same time expand market presence and diversify its financial products. However, it is recognized that objectives, no matter how focused, are subject to factors beyond the control of the Corporation which can impede its ability to achieve these goals. The following factors should be considered when evaluating the Corporation's ability to achieve its objectives:

     The financial market place is rapidly changing. Banks are no longer the only place to obtain loans, nor the only place to keep financial assets. The banking industry has lost market share to other financial service providers. The future is predicated on the Corporation's ability to adapt its products, provide superior customer service and compete in an ever-changing marketplace.

     Net interest income, the primary source of earnings, is impacted favorably or unfavorably by changes in interest rates. Although the impact of interest rate fluctuations is mitigated by ALCO strategies, significant changes in interest rates can have an adverse impact on profitability.

     The ability of customers to repay their obligations is often impacted by changes in the regional and local economy. Although the Corporation sets aside loan loss provisions toward the allowance for loan losses, significant unfavorable changes in the economy could impact the assumptions used in the determination of the adequacy of the allowance.

     Technological changes will have a material impact on how financial service companies compete for and deliver services. It is recognized that these changes will have a direct impact on how the marketplace is approached and ultimately on profitability. The Corporation has already taken steps to improve its traditional delivery channels. However, continued success will be measured by the ability to react to future technological changes.

AVERAGE STATEMENTS OF CONDITION WITH INTEREST AND AVERAGE RATES



                                                                             Years Ended December 31,
---------------------------------------------------------------------------------------------------------
                                                         1998                                1997
---------------------------------------------------------------------------------------------------------
                                                  Interest    Average                 Interest    Average
                                      Average      Income/     Yield/     Average      Income/     Yield/
                                      Balance      Expense      Rate      Balance      Expense      Rate
---------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:(1)
 Taxable                             $281,312     $18,512       6.58%    $290,002     $19,211    6.62%
 Non-taxable                           14,994       1,061       7.08%      19,847       1,448    7.30%
 Federal funds sold and
  securities purchased under
  agreement to resell                   9,986         550       5.51%       9,866         548    5.55%
 Loans, net of unearned
  income(2)                           138,967      10,924       7.86%     125,476       9,980    7.96%
---------------------------------------------------------------------------------------------------------
  Total interest-earning assets       445,259      31,047       6.97%     445,191      31,187    7.01%
---------------------------------------------------------------------------------------------------------
Noninterest-earning assets:
 Cash and due from banks               12,285                              15,570
 Other assets                          17,569                              19,432
 Allowance for possible loan
  losses                               (1,314)                             (1,280)
---------------------------------------------------------------------------------------------------------
  Total noninterest-
   earning assets                      28,540                              33,722
---------------------------------------------------------------------------------------------------------
  Total assets                       $473,799                            $478,913
---------------------------------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
 Money market deposits               $ 60,061       1,776       2.96%    $ 56,668       1,562    2.76%
 Savings deposits                      75,329       1,666       2.21%      80,635       1,961    2.43%
 Time deposits                        152,749       7,942       5.20%     177,739       9,507    5.35%
 Other interest-bearing Deposits       43,077         767       1.78%      45,687         840    1.84%
 Short-term borrowings and
  FHLB advances                        30,675       1,422       4.64%      10,858         617    5.68%
---------------------------------------------------------------------------------------------------------
 Total interest-bearing
  liabilities                         361,891      13,573       3.75%     371,587      14,487    3.90%
---------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities:
 Demand deposits                       72,564                              71,974
 Other noninterest-bearing
  deposits                                438                                 364
 Other liabilities                      3,410                               3,134
---------------------------------------------------------------------------------------------------------
 Total noninterest-bearing
  liabilities                          76,412                              75,472
---------------------------------------------------------------------------------------------------------
 Stockholders' equity                  35,496                              31,854
---------------------------------------------------------------------------------------------------------
 Total liabilities and
  stockholders' equity               $473,799                            $478,913
---------------------------------------------------------------------------------------------------------
 Net interest income
  (tax-equivalent basis)                          $17,474                             $16,700
---------------------------------------------------------------------------------------------------------
 Net interest spread                                            3.22%                            3.11%
---------------------------------------------------------------------------------------------------------
Net interest income as percent of
 earning assets                                                 3.92%                            3.75%
---------------------------------------------------------------------------------------------------------
Tax-equivalent adjustment                            (361)                               (481)
---------------------------------------------------------------------------------------------------------
Net interest income                               $17,113                             $16,219
---------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------
                                                          1996
-----------------------------------------------------------------------
                                                  Interest     Average
                                      Average      Income/     Yield/
                                      Balance      Expense      Rate
-----------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:(1)
 Taxable                             $244,939     $16,201        6.61%
 Non-taxable                           23,655       1,701        7.19%
 Federal funds sold and
  securities purchased under
  agreement to resell                   8,551         481        5.63%
 Loans, net of unearned
  income(2)                           107,897       8,625        7.99%
-----------------------------------------------------------------------
  Total interest-earning assets       385,042      27,008        7.01%
-----------------------------------------------------------------------
Noninterest-earning assets:
 Cash and due from banks               14,942
 Other assets                          16,229
 Allowance for possible loan
  losses                               (1,236)
-----------------------------------------------------------------------
  Total noninterest-
   earning assets                      29,935
-----------------------------------------------------------------------
  Total assets                       $414,977
-----------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
 Money market deposits               $ 61,168       1,832        3.00%
 Savings deposits                      77,835       1,904        2.45%
 Time deposits                        127,452       6,620        5.19%
 Other interest-bearing Deposits       48,226         854        1.77%
 Short-term borrowings and
  FHLB advances                         6,610         376        5.69%
-----------------------------------------------------------------------
 Total interest-bearing
  liabilities                         321,291      11,586        3.61%
-----------------------------------------------------------------------
Noninterest-bearing liabilities:
 Demand deposits                       62,910
 Other noninterest-bearing
  deposits                                320
 Other liabilities                      1,863
-----------------------------------------------------------------------
 Total noninterest-bearing
  liabilities                          65,093
-----------------------------------------------------------------------
 Stockholders' equity                  28,593
-----------------------------------------------------------------------
 Total liabilities and
  stockholders' equity               $414,977
-----------------------------------------------------------------------
 Net interest income
  (tax-equivalent basis)                          $15,422
-----------------------------------------------------------------------
 Net interest spread                                             3.40%
-----------------------------------------------------------------------
Net interest income as percent of
 earning assets                                                  4.01%
-----------------------------------------------------------------------
Tax-equivalent adjustment                            (578)
-----------------------------------------------------------------------
Net interest income                               $14,844
-----------------------------------------------------------------------

(1) Average balances for available-for-sale securities are based on amortized cost
(2) Average balances for loans include loans on non-accrual status

[LOGO]
CONSOLIDATED STATEMENTS OF CONDITION


                                                                          December 31,
---------------------------------------------------------------------------------------------
(dollars in thousands)                                                 1998           1997
---------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (Note 3)                                     $ 15,975       $ 15,210
Federal funds sold                                                          0         10,900
---------------------------------------------------------------------------------------------
 Total cash and cash equivalents                                       15,975         26,110
Investment securities held to maturity (approximate market
 value of $174,184 in 1998 and $198,960 in 1997)                      172,014        196,980
Investment securities available-for-sale                              115,952        101,318
---------------------------------------------------------------------------------------------
 Total investment securities (Note 4)                                 287,966        298,298
Loans, net of unearned income (Note 5)                                150,099        132,424
Less--Allowance for loan losses (Note 5)                                1,326          1,269
---------------------------------------------------------------------------------------------
 Net loans                                                            148,773        131,155
Premises and equipment, net (Note 6)                                    9,426          9,130
Accrued interest receivable                                             4,120          4,350
Other assets                                                              815            687
Goodwill (Note 2)                                                       3,059          3,382
---------------------------------------------------------------------------------------------
 Total assets                                                        $470,134       $473,112
---------------------------------------------------------------------------------------------
LIABILITIES
 Deposits:
 Non-interest bearing                                                $ 82,072       $ 77,821
 Interest bearing:
 Certificates of deposit $100,000 and over                             53,056        116,746
 Savings and Time Deposits                                            242,039        241,443
---------------------------------------------------------------------------------------------
 Total Deposits                                                       377,167        436,010
Federal funds purchased and securities sold under agreements to
 repurchase (Note 7)                                                   12,602            700
Federal Home Loan Bank Advances (Note 7)                               40,000              0
Accounts payable and accrued liabilities (Notes 8 and 9)                3,734          2,980
---------------------------------------------------------------------------------------------
 Total liabilities                                                    433,503        439,690
---------------------------------------------------------------------------------------------
Commitments and contingencies (Note 14)

STOCKHOLDERS' EQUITY (Notes 10 and 13)
Common stock, no par value:
Authorized 20,000,000 shares; issued 4,030,637 and 4,012,373
 shares in 1998 and 1997, respectively                                  7,616          7,296
Additional paid in capital                                              3,660          3,513
Retained earnings                                                      25,978         23,829
Treasury stock at cost (452,488 and 470,202 shares in 1998
 and 1997, respectively)                                               (1,736)        (1,808)
Accumulated other comprehensive income                                  1,113            592
---------------------------------------------------------------------------------------------
 Total stockholders' equity                                            36,631         33,422
---------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                          $470,134       $473,112
---------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME



                                                                            Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                 1998            1997            1996
--------------------------------------------------------------------------------------------------------------
Interest income:
Interest and fees on loans                                        $  10,924       $    9,980      $    8,625
Interest and dividends on investment securities:
 Taxable interest income                                             18,315           19,173          16,172
 Nontaxable interest income                                             700              967           1,123
 Dividends                                                              197               38              29
Interest on Federal funds sold and securities purchased under
 agreement to resell                                                    550              548             481
--------------------------------------------------------------------------------------------------------------
Total interest income                                                30,686           30,706          26,430
--------------------------------------------------------------------------------------------------------------
Interest expense:
 Interest on certificates of deposit $100,000 and over                4,301            5,836           4,113
 Interest on other deposits                                           7,850            8,034           7,097
 Interest on borrowings                                               1,422              617             376
--------------------------------------------------------------------------------------------------------------
Total interest expense                                               13,573           14,487          11,586
--------------------------------------------------------------------------------------------------------------
 Net interest income                                                 17,113           16,219          14,844
 Provision (credit) for loan losses (Note 5)                            120                0            (132)
--------------------------------------------------------------------------------------------------------------
 Net interest income after provision (credit) for loan losses        16,993           16,219          14,976
--------------------------------------------------------------------------------------------------------------
Other income:
 Service charges, commissions and fees                                  748              638             516
 Other income                                                           223              139             136
 Gain on securities sold (Note 4)                                         0              334              75
--------------------------------------------------------------------------------------------------------------
Total other income                                                      971            1,111             727
--------------------------------------------------------------------------------------------------------------
Other expense:
 Salaries and employee benefits (Note 8)                              6,005            5,487           5,168
 Occupancy expense, net (Note 14)                                     1,063            1,015             910
 Premises and equipment expense (Note 14)                             1,297            1,341           1,141
 Stationery and printing expense                                        438              254             525
 Marketing and advertising expense                                      446              337             422
 Other expenses                                                       2,402            2,162           1,744
--------------------------------------------------------------------------------------------------------------
Total other expense                                                  11,651           10,596           9,910
--------------------------------------------------------------------------------------------------------------
 Income before income tax expense                                     6,313            6,734           5,793
 Income tax expense (Note 9)                                          2,141            2,223           1,636
--------------------------------------------------------------------------------------------------------------
 Net income                                                       $   4,172       $    4,511      $    4,157
--------------------------------------------------------------------------------------------------------------
Earnings per share:
 Basic                                                            $    1.17       $     1.28      $     1.18
 Diluted                                                          $    1.16       $     1.27      $     1.18
Weighted average common shares outstanding:
 Basic                                                            3,563,312        3,534,099       3,513,756
 Diluted                                                          3,597,514        3,560,225       3,522,579
--------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                              Years Ended December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------
                                       Common
                                       Stock        Common     Additional
(in thousands,                         Shares        Stock       Paid In
Except share data)                  Outstanding     Amount       Capital
--------------------------------------------------------------------------
Balance December 31, 1995            3,336,600     $ 4,199       $ 3,510
--------------------------------------------------------------------------
YEAR 1996
Cash dividend
Issuance of common stock                19,336         269
Comprehensive income:
Net income
Unrealized holding losses on
 securities arising during the
 period (net of tax of ($45))
Less-reclassification adjustment
 for gains included in net
 income (net of tax of $25)
Net unrealized holding loss on
 securities arising during the
 period (net of tax of ($70))
Total comprehensive income
--------------------------------------------------------------------------
Balance December 31, 1996            3,355,936     $ 4,468       $ 3,510
--------------------------------------------------------------------------
YEAR 1997
Cash dividend
Common stock dividend                  167,863       2,557
Issuance of common stock                17,566         271
Exercise of stock options                  806                         3
Comprehensive income:
Net income
Unrealized holding gains on
 securities arising during the
 period (net of tax of $300)
Less reclassification adjustment
 for gains included in net
 income (net of tax of $114)
Net unrealized holding gain on
 securities arising during the
 period (net of tax of $186)
Total comprehensive income
--------------------------------------------------------------------------
Balance, December 31, 1997           3,542,171     $ 7,296       $ 3,513
--------------------------------------------------------------------------
YEAR 1998
Cash dividend
Issuance of common stock                18,264         320
Exercise of stock options               17,714                       147
Comprehensive income:
Net income
Unrealized holding gain on
 securities arising during the
 period (net of taxes of $347)
Total comprehensive income
--------------------------------------------------------------------------
Balance December 31, 1998            3,578,149     $ 7,616       $ 3,660
--------------------------------------------------------------------------

                                         Years Ended December 31, 1998, 1997 and 1996
                                   ---------------------------------------------------------
                                                                  Accumulated       Total
                                                                     Other          Stock-
(in thousands,                       Retained       Treasury     Comprehensive     holders'
Except share data)                   Earnings        Stock           Income         Equity
--------------------------------------------------------------------------------------------
Balance December 31, 1995            $ 21,368      $  (1,814)       $  416        $ 27,679
--------------------------------------------------------------------------------------------
YEAR 1996
Cash dividend                          (1,787)                                      (1,787)
Issuance of common stock                                                               269
Comprehensive income:
Net income                              4,157                                        4,157
Unrealized holding losses on
 securities arising during the
 period (net of tax of ($45))                                          (55)
Less-reclassification adjustment
 for gains included in net
 income (net of tax of $25)                                             50
Net unrealized holding loss on
 securities arising during the
 period (net of tax of ($70))                                         (105)           (105)
                                                                                  --------
Total comprehensive income                                                           4,052
--------------------------------------------------------------------------------------------
Balance December 31, 1996            $ 23,738      $  (1,814)       $  311        $ 30,213
--------------------------------------------------------------------------------------------
YEAR 1997
Cash dividend                          (1,863)                                      (1,863)
Common stock dividend                  (2,557)
Issuance of common stock                                                               271
Exercise of stock options                                  6                             9
Comprehensive income:
Net income                              4,511                                        4,511
Unrealized holding gains on
 securities arising during the
 period (net of tax of $300)                                           501
Less reclassification adjustment
 for gains included in net
 income (net of tax of $114)                                           220
                                                                       ---
Net unrealized holding gain on
 securities arising during the
 period (net of tax of $186)                                           281             281
                                                                                       ---
Total comprehensive income                                                           4,792
--------------------------------------------------------------------------------------------
Balance, December 31, 1997           $ 23,829      $  (1,808)       $  592        $ 33,422
--------------------------------------------------------------------------------------------
YEAR 1998
Cash dividend                          (2,023)                                      (2,023)
Issuance of common stock                                                               320
Exercise of stock options                                 72                           219
Comprehensive income:
Net income                              4,172                                        4,172
Unrealized holding gain on
 securities arising during the
 period (net of taxes of $347)                                         521             521
                                                                                       ---
Total comprehensive income                                                           4,693
--------------------------------------------------------------------------------------------
Balance December 31, 1998            $ 25,978      $  (1,736)       $1,113        $ 36,631
--------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                             Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                  1998           1997           1996
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                           $   4,172      $   4,511      $   4,157
Adjustments to reconcile net income to net cash
 Provided by operating activities:
Depreciation and amortization                                            1,413          1,484          1,117
Provision (credit) for loan losses                                         120              0           (132)
Provision for deferred taxes                                               108            433            286
Gain on sale of investment securities                                        0            334             75
Decrease (increase) in accrued interest receivable                         230             21           (728)
(Increase) decrease in other assets                                       (236)           197         (5,139)
Increase in other liabilities                                              973            629            245
Amortization of premium and accretion of discount
 on investment securities net                                              179            217            445
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                6,959          7,826            326
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of securities available-for-sale               63,914         10,321         22,236
Proceeds from maturities of securities held to maturity                 80,494         69,813         64,356
Proceeds from sales of investment securities available-for-sale              0         26,153         14,400
Purchase of securities available-for-sale                              (63,817)       (84,256)       (75,715)
Purchase of securities held to maturity                                (69,917)       (40,468)       (96,333)
Net increase in loans                                                  (17,738)       (14,618)       (19,908)
Property and equipment expenditures, net                                (1,386)          (186)        (3,617)
--------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (8,450)       (33,241)       (94,581)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits                                    (58,843)         9,356        130,988
Dividends paid                                                          (2,023)        (1,863)        (1,787)
Proceeds from issuance of common stock                                     320            271            269
Net increase (decrease) in short-term borrowing                         51,902            700        (22,326)
--------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                     (8,644)         8,464        107,144
--------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                   (10,135)       (16,951)        12,889
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                          26,110         43,061         30,172
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $  15,975      $  26,110      $  43,061
--------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
 Interest paid on deposits and short-term borrowings                 $  13,465      $  14,433      $  11,547
 Income taxes                                                        $   2,005      $   2,002      $   1,627
Cash paid for Bank acquisition                                       $       0      $       0      $   5,550
--------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

INVESTMENT SECURITIES

     The Corporation classifies investments into the following categories: (1) held to maturity securities, for which the Corporation has both the positive intent and ability to hold until maturity, will be reported at amortized cost;
(2) trading securities, which are purchased and held principally for the purpose of selling in the near term, will be reported at fair value with unrealized gains and losses included in earnings; and (3) available-for-sale securities, which do not meet the criteria of the other two categories, will be reported at fair value with unrealized gains and losses, net of applicable income taxes, reported as a component of accumulated other comprehensive income which is included in stockholders' equity and excluded from earnings.

     Investment securities held to maturity are adjusted for amortization of premiums and accretion of discounts which are recognized on a level yield method, as adjustments to interest income. Investment securities gains or losses are determined using the specific identification method.

INCOME TAXES

     The Corporation recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be settled.

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

     The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans include, at the minimum, non-accrual loans and loans internally classified as substandard or below in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are considered in the Bank's credit evaluation process. The Corporation does not have any impaired loans at December 31, 1998 and 1997.

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

     The ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in the real estate market and economic conditions in the State of New Jersey and the impact of such conditions on the creditworthiness of the borrowers.

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

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

PENSION PLAN

     The Corporation has a non-contributory pension plan covering all eligible employees. The Corporation's policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. The costs associated with the plan are accrued based on actuarial assumptions and included in non-interest expense.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits". This Statement standardizes the disclosure requirements for pensions and other post retirement benefits by requiring additional information that will facilitate financial analysis, and eliminating certain disclosures that are considered no longer useful. This Statement is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available. Disclosure relative to SFAS No. 132 is included in Note 8 Pension and Benefits.

STOCK BASED COMPENSATION

     The Corporation accounts for stock options using the intrinsic value method under APB opinion No. 25 and provides the required disclosures of fair values under SFAS No. 123, "Accounting for Stock-Based Compensation."

EARNINGS PER SHARE

     All share and per share amounts have been restated to reflect the three-for-two stock split distributed in May of 1998 and the 5% stock dividend distributed in May of 1997 and the 3-for-2 stock split paid on May 31, 1996.

     On March 3, 1997, The Financial Accounting Standards board (the "FASB") issued statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". EPS on the face of the income statement. Basic EPS replaced the current EPS terminology and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes any additional common shares as if all potentially dilutive common shares were issued (e.g. stock options). The Corporation adopted SFAS No. 128 for the period ended December 31, 1997. All prior-period EPS data is restated as required. The Corporation's weighted average common shares outstanding for diluted EPS include the effect of stock options outstanding using the Treasury Stock Method, which are not included in the calculation of basic EPS.

TREASURY STOCK

     Treasury stock is recorded using the cost method and accordingly is presented as an unallocated reduction of stockholders' equity.

COMPREHENSIVE INCOME

     On January 1, 1998, the Bank adopted Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The statement defines total comprehensive income as all changes in equity during a period from transactions and other events and circumstances from nonowner sources. The Bank's other comprehensive income is comprised of unrealized holding gains and losses on securities available for sale. Prior period financial statements have been reclassified to reflect the applications of the provisions of SFAS 130. Disclosure of comprehensive income for the years ended 1998, 1997 and 1996 is presented in the Consolidated Statements of Changes in Stockholders' Equity.

RECLASSIFICATIONS

     Certain reclassifications have been made in the consolidated financial statements for 1997 and 1996 to conform to the classifications presented in 1998.

NOTE 2: ACQUISITION

     On June 28, 1996, the Corporation acquired Lehigh Savings Bank SLA (Lehigh), a New Jersey chartered savings and loan in a transaction accounted for under the purchase method of accounting. At June 28, 1996, Lehigh had assets of $70.9 million (primarily cash and cash equivalents of $53.0 million and loans of $15.0 million) and deposits and stockholders' equity of $68.2 million and $2.7 million, respectively. The Corporation paid $5.5 million in cash for Lehigh, resulting in goodwill of $3.8 million. The goodwill is being amortized on a straight-line basis over 15 years. The consolidated financial statements of the Corporation include assets, liabilities and results of operations of Lehigh since the acquisition date.

NOTE 3: CASH AND DUE FROM BANKS

     The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $238,000 and $86,000 at December 31, 1998 and 1997, respectively.


NOTE 4: INVESTMENT SECURITIES

     The following tables present information related to the Corporation's portfolio of securities held to maturity and available-for-sale at December 31, 1998 and 1997.



                                                                            December 31, 1998
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized      Market
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations             $123,581        $1,192          $228        $124,545
Obligations of U.S. states and political subdivisions        36,881           947            28          37,800
Other securities                                             11,552           287             0          11,839
----------------------------------------------------------------------------------------------------------------
                                                           $172,014        $2,426          $256        $174,184
----------------------------------------------------------------------------------------------------------------

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 4: INVESTMENT SECURITIES (continued)


                                                                            December 31, 1998
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized      Market
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations             $ 88,493        $1,446           $94        $ 89,845
Obligations of U.S. states and political subdivisions         9,225           264             0           9,489
Other securities                                             12,375           237             0          12,612
Federal Reserve and Federal Home Loan Bank stock              4,006             0             0           4,006
----------------------------------------------------------------------------------------------------------------
                                                           $114,099        $1,947           $94        $115,952
----------------------------------------------------------------------------------------------------------------


                                                                            December 31, 1997
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized      Market
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations             $152,388        $1,376          $181        $153,583
Obligations of U.S. states and political subdivisions        33,542           612             4          34,150
Other securities                                             11,050           195            18          11,227
----------------------------------------------------------------------------------------------------------------
                                                           $196,980        $2,183          $203        $198,960
----------------------------------------------------------------------------------------------------------------


                                                                            December 31, 1997
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized      Market
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations             $ 81,465        $  846          $ 29        $ 82,282
Obligations of U.S. states and political subdivisions         5,775            83             0           5,858
Other securities                                             11,486            91             5          11,572
Federal Reserve and Federal Home Loan Bank stock              1,606             0             0           1,606
----------------------------------------------------------------------------------------------------------------
                                                           $100,332        $1,020          $ 34        $101,318
----------------------------------------------------------------------------------------------------------------

     The following table presents information for investments in securities held to maturity and debt securities available-for-sale at December 31, 1998, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call privileges of the issuer.



                                               Held to Maturity           Available-for-Sale
------------------------------------------------------------------------------------------------
                                                          Estimated
                                            Amortized      Market      Amortized     Book/Market
(dollars in thousands)                         Cost         Value         Cost          Value
------------------------------------------------------------------------------------------------
Due in one year or less                     $ 52,603      $ 53,320     $ 34,528       $ 34,588
Due after one year through five years         76,264        76,488       65,679         67,353
Due after five years through ten years        28,656        29,716        3,451          3,516
Due after ten years                           14,491        14,660        6,435          6,489
------------------------------------------------------------------------------------------------
                                            $172,014      $174,184     $110,093       $111,946
------------------------------------------------------------------------------------------------

     During 1998 the Corporation did not sell any securities from its available-for-sale portfolio. Securities sold from the Corporation's available-for-sale portfolio during 1997 and 1996 amounted to $26.2 and $14.4 million respectively. The gains on securities sold amounted to approximately $334,000 in 1997 and $121,000 in 1996 which were offset by losses on securities sold of approximately $46,000 in 1996. These securities were sold in the ordinary course of business.

     Investment securities having a carrying value of approximately $83.1 million and $36.6 million at December 31, 1998 and 1997, respectively, were pledged to secure public deposits, short-term borrowings, FHLB advances and for other purposes required or permitted by law.


NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES

     The following table sets forth the composition of the Corporation's loan portfolio at December 31, 1998 and 1997, respectively.



(dollars in thousands)                    1998           1997
---------------------------------------------------------------
Real estate--residential mortgage       $ 91,189       $ 88,067
Real estate--commercial                   21,338         20,136
Commercial and industrial                 30,844         19,261
Installment                                5,642          5,135
All other                                  1,418            430
Less unearned income                        (332)          (605)
---------------------------------------------------------------
Loans, net of unearned income           $150,099       $132,424
---------------------------------------------------------------

     At December 31, 1998 and 1997 loans to officers and directors aggregated approximately $3,485,000 and $3,133,000 respectively. During the year ended December 31, 1998, the Corporation made new loans to officers and directors in the amount of $2,041,000; payments by such persons during 1998 aggregated $1,689,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.

     A summary of the activity in the allowance for loan losses is as follows:



(dollars in thousands)                            1998        1997        1996
------------------------------------------------------------------------------
Balance at the beginning of the year            $1,269      $1,293      $1,073
Provision (credit) for loan losses                 120           0        (132)
Loans charged off                                  (70)        (31)       (479)
Recoveries on loans previously charged off           7           7         138
Adjustments from acquisition of Lehigh               0           0         693
------------------------------------------------------------------------------
Balance at the end of the year                  $1,326      $1,269      $1,293
------------------------------------------------------------------------------

     The allowance for loan losses for Federal income tax purposes amounted to $688,000 and $801,000 at December 31, 1998 and 1997, which is the maximum allowable.

     Total non-performing assets are comprised of the outstanding balances of accruing loans which are 90 days or more past due as to principal or interest payments, non-accrual loans and other real estate owned at December 31, 1998 and 1997 were as follows:



(dollars in thousands)                                      1998      1997
--------------------------------------------------------------------------
Loans past due in excess of 90 days and still accruing      $ 24     $ 73
Non-accrual loans                                             41       27
Other real estate owned                                       73        0
--------------------------------------------------------------------------
Total non-performing assets                                 $138     $100
--------------------------------------------------------------------------

     The amount of interest income that would have been recorded on non-accrual loans in 1998 and 1997, had payments remained in accordance with the original contractual terms, approximated $3,000, and $2,800, respectively, while no interest income was received on these types of assets in 1998 and 1997, resulting in a loss of interest income of $3,000 and $2,800, respectively.

     At December 31, 1998, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES (continued)

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

NOTE 6: BANK PREMISES AND EQUIPMENT

     A summary of the Corporation's premises and equipment at December 31, 1998 and 1997 follows:



(dollars in thousands)                                1998        1997
-----------------------------------------------------------------------
Land                                                $ 1,649     $ 1,678
Buildings                                             5,653       5,395
Furniture, fixtures and equipment                     7,778       7,166
Leasehold improvements                                1,105         934
-----------------------------------------------------------------------
Subtotal                                             16,185      15,173
Less accumulated depreciation and amortization        6,759       6,043
-----------------------------------------------------------------------
Total                                               $ 9,426     $ 9,130
-----------------------------------------------------------------------

NOTE 7: FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS


     At December 31, 1998 advances from the Federal Home Loan Bank (FHLB) amounted to $40,000,000, there were no FHLB advances outstanding at December 31, 1997. The FHLB advances have a weighted average interest rate of 4.80 percent at December 31, 1998. These advances are secured by pledges of FHLB stock and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of FHLB and at December 31, 1998, are scheduled for repayment as follows:


(dollars in thousands)        1998
-----------------------------------
2003                        $10,000
2008                         30,000
-----------------------------------
Total                       $40,000
-----------------------------------

     Other borrowings consisting of securities sold under agreements to repurchase had average balances of $8,455,000, $10,858,000, and $6,610,000 for the years ending December 31, 1998, 1997 and 1996, respectively. The maximum amount outstanding at any month end during 1998, 1997 and 1996 respectively was $15,063,000, $27,320,000 and $21,145,000.

NOTE 8: PENSION AND BENEFITS

     The Corporation maintains a non-contributory pension plan for substantially all its employees. The benefits are based on years of service and the employee's compensation over the prior five-year period. The plan's assets consist primarily of an insurance annuity. In addition, the Corporation has a non-qualified retirement plan which is designed to supplement the pension plan for key employees.

     In 1998 the Corporation adopted a Director's Retirement Plan which is designed to provide benefits for members of the Board of Directors. The expense associated with the plan amounted to $116,359 for 1998 and was included in non-interest expense.

     The following table sets forth change in projected benefit obligation, change in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 1998 and 1997.



Change in Benefit Obligation                             1998        1997
-------------------------------------------------------------------------
Projected benefit obligation at beginning of year      $4,499      $4,055
 Service cost                                             332         246
 Interest cost                                            328         296
 Actuarial (gain) loss                                   (367)        111
 Benefits paid                                           (214)       (209)
-------------------------------------------------------------------------
Projected benefit obligation at end of year            $4,578      $4,499
-------------------------------------------------------------------------


Change in Plan Assets
---------------------------------------------------------------------------
Fair value of plan assets at beginning of year       $  3,981       $ 3,569
 Actual return on plan assets                             415           446
 Employer contributions                                   187           175
 Benefits paid                                           (214)         (209)
---------------------------------------------------------------------------
 Fair value of plan assets at end of year            $  4,369       $ 3,981
---------------------------------------------------------------------------
 Funded status                                       $   (209)      $  (518)
 Unrecognized net asset                                   (13)          (16)
 Unrecognized prior service cost                          140           155
 Unrecognized gain                                     (1,034)         (564)
---------------------------------------------------------------------------
 Accrued benefit cost                                $ (1,116)      $  (943)
---------------------------------------------------------------------------

     The net periodic pension cost for 1998, 1997 and 1996 includes the following components.



(dollars in thousands)               1998        1997        1996
-----------------------------------------------------------------
Service cost                       $  332      $  246      $  199
Interest cost                         328         296         262
Actual return on plan assets         (415)       (446)       (308)
Net amortization and deferral         115         168          39
-----------------------------------------------------------------
Net periodic pension expense       $  360      $  264      $  192
-----------------------------------------------------------------

     The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.



                                                        1998         1997         1996
----------------------------------------------------------------------------------------
Discount rate                                            7.50%        7.50%        7.50%
Rate of compensation increase                            6.50%        6.50%        6.50%
Expected long-term rate of return on plan assets         8.00%        8.00%        8.00%
----------------------------------------------------------------------------------------

401K BENEFIT PLAN

     The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. For 1998, 1997, and 1996, employer contributions amounted to $61,691, $60,777 and $43,928, respectively.


STOCK OPTION PLANS

     The Stock Option Plans permit Center Bancorp Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiary. The options granted under the Plan are intended to be either Incentive Stock Options or Non-Qualified Options.

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 8: PENSION AND BENEFITS (continued)

     Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant. Upon the exercise of options, proceeds received in excess of par value of the shares are credited to additional paid in capital.

     Changes in options outstanding during the past three years were as follows:



                                                   Exercise Price Range
Stock Option Plan                      Shares           Per Share
-----------------------------------------------------------------------
Outstanding, December 31, 1995,
 (80,373 shares exercisable)          161,241     $11.53 to $12.39
Granted during 1996                         0
Exercised during 1996                       0
Expired or canceled during 1996        (4,962)    $12.39
-----------------------------------------------------------------------
Outstanding, December 31, 1996,
 (127,505 shares exercisable)         156,279     $11.53 to $12.39
Granted during 1997                    14,885     $13.81
Exercised during 1997                    (806)    $11.53
Expired or canceled during 1997             0
-----------------------------------------------------------------------
Outstanding, December 31, 1997,
 (146,106 shares exercisable)         170,358     $11.53 to $13.81
Granted during 1998                         0
Exercised during 1998                 (17,714)    $11.53 to $13.81
Expired or canceled during 1998             0
-----------------------------------------------------------------------
Outstanding, December 31, 1998
 (142,976 shares exercisable)         152,644     $11.53 to $13.81
-----------------------------------------------------------------------

Fair Value of Stock Options Grants

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997:

o Dividend yield of 3.70%

o Expected volatility of 44.3%

o Risk-free interest rates based upon equivalent-term Treasury Rates

o Expected options lives were the contractual lives at the date of grant

     The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 1998. There were no grants of stock options in 1998 or in 1996.



                                            1998                         1997                        1996
--------------------------------------------------------------------------------------------------------------------
                                  Options       Weighted       Options       Weighted       Options       Weighted
                                  Granted     Average Fair     Granted     Average Fair     Granted     Average Fair
                                                  Value                        Value                       Value
--------------------------------------------------------------------------------------------------------------------
Incentive stock options          0                 $ 0              0         $    0       0                $ 0
Non-qualifying stock options     0                 $ 0              0         $    0       0                $ 0
Directors' plan                  0                 $ 0         14,885         $ 5.83       0                $ 0
--------------------------------------------------------------------------------------------------------------------
Total                            0                 $ 0         14,885         $ 5.83       0                $ 0
--------------------------------------------------------------------------------------------------------------------

     Under APB Opinion 25, compensation cost for the stock options is not recognized because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant. Had compensation expense been recorded for stock options granted as determined under SFAS 123, net income would have been reduced by approximately $19,000 in 1998 and $19,000 in 1997 which would not have changed the Corporation's basic earnings per share, but which would have reduced the diluted earnings per share by $.01 in 1998 and $.01 in 1997.


NOTE 9: INCOME TAXES

     The current and deferred amounts of income tax expense for the years ended December 31, 1998, 1997 and 1996, respectively, are as follows:



(dollars in thousands)        1998        1997        1996
----------------------------------------------------------
CURRENT:
Federal                     $1,871      $1,569      $1,203
State                          162         221         147
----------------------------------------------------------
                            2,033       1,790       1,350
----------------------------------------------------------
DEFERRED:
Federal                        108         433         286
----------------------------------------------------------
Income tax expense          $2,141      $2,223      $1,636
----------------------------------------------------------

     A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:



(dollars in thousands)                                 1998          1997          1996
----------------------------------------------------------------------------------------
Income before income tax expense                     $ 6,313       $ 6,734       $ 5,793
Federal statutory rate                                    34%           34%           34%
----------------------------------------------------------------------------------------
Computed "expected" Federal income tax expense         2,146         2,289         1,970
State tax net of Federal tax benefit                     107           144            64
Tax-exempt interest and dividends                       (223)         (298)         (359)
Other, net                                               111            88           (39)
----------------------------------------------------------------------------------------
Income tax expense                                   $ 2,141       $ 2,223       $ 1,636
----------------------------------------------------------------------------------------

{LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 9: INCOME TAXES (continued)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 1998 and 1997 are presented below.



(dollars in thousands)                                      1998         1997
------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses                               $  234       $  214
   Pension expense                                            392          332
   Operating loss carry forward                                35          144
------------------------------------------------------------------------------
   Total gross deferred tax asset                             661          690
   Valuation allowance                                        (58)         (58)
------------------------------------------------------------------------------
   Net deferred tax asset                                  $  603       $  632
------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                            $  283       $  293
   Market discount accretion                                   69           55
   Deferred fee expense-mortgages                             190          135
   Unrealized gains on securities available-for-sale          740          393
   Other                                                       20            0
------------------------------------------------------------------------------
     Total gross deferred tax liabilities                   1,302          876
------------------------------------------------------------------------------
     Net deferred tax liability                            $ (699)      $ (244)
------------------------------------------------------------------------------

     Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carrybacks on a federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 1998 and 1997, respectively.

     The valuation allowance is due to the state tax effect of the net deductible temporary difference calculated on a separate company basis. The valuation allowance for deferred tax assets as of December 31, 1998 was $58,000 unchanged from 1997.

NOTE 10: REGULATORY CAPITAL REQUIREMENTS

     FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1998, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

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

     As of December 31, 1998, management believes that the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

     The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1998 and 1997, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:



                                                           FDIC Requirements
-------------------------------------------------------------------------------------------------------
                               Union Center National        Minimum Capital         For Classification
                                   Bank Actuals                Adequacy             as Well Capitalized
-------------------------------------------------------------------------------------------------------
(dollars in thousands)          Amount        Ratio       Amount        Ratio       Amount        Ratio
-------------------------------------------------------------------------------------------------------
December 31, 1998
Leverage (Tier 1) capital      $32,092      6.85%        $18,760     4.00%         $23,298      5.00%
-------------------------------------------------------------------------------------------------------
Risk-based capital:
  Tier 1                        32,092     14.66%          8,633     4.00%          12,949      6.00%
    Total                       33,418     15.48%         17,265     8.00%          21,581     10.00%
-------------------------------------------------------------------------------------------------------
December 31, 1997
-------------------------------------------------------------------------------------------------------
Leverage (Tier 1) capital      $29,215      6.15%        $18,900     4.00%         $23,456      5.00%
-------------------------------------------------------------------------------------------------------
Risk-based capital:
-------------------------------------------------------------------------------------------------------
  Tier 1                        29,215     15.90%          7,349     4.00%          11,023      6.00%
    Total                       30,484     16.59%         14,697     8.00%          18,372     10.00%
-------------------------------------------------------------------------------------------------------

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

     The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 1998 and 1997. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     The fair value estimates of commitments to extend credit and standby letters of credit are estimated at the fee charged by the bank for similar transactions. This amount is deemed to be immaterial.

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

     Short-term borrowings that mature within six months have fair values equal to their carrying value.

     The fair value of FHLB advances is based on the discounted value of estimated cash flows. The discount rate is estimated using the rates currently offered for similar advances.

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

     The estimated fair value of the Corporation's financial instruments are as follows:



                                                                    December 31,
----------------------------------------------------------------------------------------------------
                                                           1998                      1997
----------------------------------------------------------------------------------------------------
                                                   Carrying       Fair       Carrying       Fair
(dollars in thousands)                              Amount        Value       Amount        Value
----------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and cash equivalents                          $ 15,975     $ 15,975     $ 26,110     $ 26,110
Investments Available-for-Sale                      115,952      115,952      101,318      101,318
Investments Held to Maturity                        172,014      174,184      196,980      198,960
Net loans                                           148,773      150,621      131,155      132,573
FINANCIAL LIABILITIES:
Noninterest-bearing deposits                       $ 82,072     $ 82,072     $ 77,821     $ 77,821
Interest-Bearing deposits                           295,095      296,170      358,189      368,549
Federal funds purchased, securities sold under
 agreement to repurchase and FHLB advances         $ 52,602     $ 50,402     $    700     $    700
----------------------------------------------------------------------------------------------------

NOTE 12: PARENT CORPORATION ONLY FINANCIAL STATEMENTS

     Center Bancorp Inc., operates its wholly-owned subsidiary, Union Center National Bank. The earnings of this subsidiary are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiary and dividends paid reduce the investment in the subsidiary. Dividends payable by the Corporation are unrestricted, although the ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see Note 13). Condensed financial statements of the Parent Corporation only are as follows:

CONDENSED STATEMENTS OF CONDITION



                                                     At December 31,
-----------------------------------------------------------------------
(dollars in thousands)                               1998        1997
-----------------------------------------------------------------------
ASSETS
   Cash and cash equivalents                       $   353     $   195
   Investment in subsidiary                         36,271      33,188
   Other assets                                        548         487
-----------------------------------------------------------------------
   Total assets                                    $37,172     $33,870
-----------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
   Other liabilities                               $   541     $   448
   Stockholders' equity                             36,631      33,422
-----------------------------------------------------------------------
   Total liabilities and stockholders' equity      $37,172     $33,870
-----------------------------------------------------------------------

CONDENSED STATEMENTS OF INCOME



                                                         For years ended December 31,
-----------------------------------------------------------------------------------------
(dollars in thousands)                                   1998        1997         1996
-----------------------------------------------------------------------------------------
Income
   Dividend income from subsidiary                     $1,720      $1,677      $  7,337
   Management fees                                         50          43            38
-----------------------------------------------------------------------------------------
   Total Income                                         1,770       1,720         7,375
Expenses                                                  159         160           133
-----------------------------------------------------------------------------------------
   Net income before equity in earnings of
    subsidiary                                          1,611       1,560         7,242
   Undistributed equity in earnings of subsidiary       2,561       2,951        (3,085)
-----------------------------------------------------------------------------------------
   Net Income                                          $4,172      $4,511      $  4,157
-----------------------------------------------------------------------------------------

CONDENSED STATEMENTS OF CASH FLOWS



                                                            For years ended December 31,
----------------------------------------------------------------------------------------------
(dollars in thousands)                                     1998          1997          1996
----------------------------------------------------------------------------------------------
Net income                                              $  4,172      $  4,511      $  4,157
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Undistributed equity in earnings of subsidiary         (2,561)       (2,951)        3,085
   Other, net                                                 31           (35)         (571)
----------------------------------------------------------------------------------------------
     Net cash provided by operating activities             1,642         1,525         6,671
----------------------------------------------------------------------------------------------
Investing Activities:
Investments in subsidiaries                                    0             0        (5,790)
----------------------------------------------------------------------------------------------
Net cash used in financing activities                          0             0        (5,790)
----------------------------------------------------------------------------------------------
Financing Activities:
Cash Dividends                                            (2,023)       (1,863)       (1,787)
Proceeds from exercise of stock options                      219             9             0
Proceeds from issuance of common stock                       320           271           269
----------------------------------------------------------------------------------------------
     Net cash used in financing activities                (1,484)       (1,583)       (1,518)
----------------------------------------------------------------------------------------------
Increase (decrease) in cash                                  158           (58)         (637)
Cash and cash equivalents at the beginning of year           195           253           890
----------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of year            $    353      $    195      $    253
----------------------------------------------------------------------------------------------

[LOGO]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 13: DIVIDENDS AND OTHER RESTRICTIONS

     Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the subsidiary bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the Bank's capital. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with its retained profits for the two preceding years. At December 31, 1998, $4,146,000 was available for the payment of dividends.

NOTE 14: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

     In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $43,754,000 ($39,054,000 subject to variable rate indices and $4,700,000 fixed rate commitments) as of December 31, 1998. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $6,731,000 and $8,190,000 as of December 31, 1998 and 1997, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Corporation controls credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit related terms and conditions from the customer. In the opinion of management the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

     A substantial portion of the Bank's loans are one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in the real estate market.

     Noninterest expenses include rentals for premises and equipment of $264,825 in 1998, $203,168 in 1997, and $135,068 in 1996. At December 31, 1998,
Center Bancorp Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 1999 through 2003 are $263,779, $266,896, $270,138, $278,280, and
$304,144 respectively. Minimum rentals due 2004 and after are $508,192.

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

NOTE 15: QUARTERLY FINANCIAL INFORMATION CENTER BANCORP INC. (unaudited)



                                                                              1998
--------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)      4th Quarter     3rd Quarter     2nd Quarter     1st Quarter
--------------------------------------------------------------------------------------------------------------
Total interest income                              $    7,676      $    7,758      $    7,727     $   7,525
Total interest expense                                  3,125           3,406           3,577         3,465
Net interest income                                     4,551           4,352           4,150         4,060
Provision for loan losses                                  30              30              30            30
Other income                                              280             262             206           223
Other expense                                           3,130           3,101           2,843         2,577
Income before income taxes                              1,671           1,483           1,483         1,676
Net income                                              1,104             979             956         1,133
Earnings per share:
Basic                                              $      .31      $      .27      $      .27     $     .32
Diluted                                            $      .31      $      .27      $      .26     $     .32
Weighted average common shares outstanding;
Basic                                               3,576,174       3,570,300       3,558,008     3,548,681
Diluted                                             3,606,810       3,597,831       3,594,115     3,591,299
--------------------------------------------------------------------------------------------------------------


                                                                              1997
--------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)      4th Quarter     3rd Quarter     2nd Quarter     1st Quarter
--------------------------------------------------------------------------------------------------------------
Total interest income                              $    7,708      $    7,899      $    7,736     $   7,362
Total interest expense                                  3,590           3,812           3,696         3,389
Net interest income                                     4,118           4,087           4,040         3,973
Provision for loan losses                                   0               0               0             0
Other income                                              573             193             176           169
Other expense                                           2,536           2,872           2,716         2,471
Income before income taxes                              2,155           1,408           1,500         1,671
Net income                                              1,409             916             946         1,240
Earnings per share:
Basic                                              $      .40      $      .26      $      .27     $     .35
Diluted                                            $      .39      $      .26      $      .26     $     .35
Weighted average common shares outstanding:
Basic                                               3,540,407       3,536,414       3,533,811     3,524,612
Diluted                                             3,584,661       3,584,475       3,569,120     3,542,409
--------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


[GRAPHIC OMITTED]

The Board of Directors and Stockholders
Center Bancorp Inc.:

     We have audited the accompanying consolidated statements of condition of Center Bancorp Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


[GRAPHIC OMITTED]

Short Hills, New Jersey
January 27, 1999

[LOGO]

Corporate Headquarters
Center Bancorp Inc.
2455 Morris Avenue
Union, NJ 07083
1-800-862-3683

Annual Shareholders' Meeting
The annual shareholders' meeting of Center Nancorp Inc. will be held at 7:00 P.M. on Tueday, April 13, 1999 at Suburban Golf Club,
1730 Morris Avenue, Union, New Jersey.

Dividend Reinvestment and Stock Purchase Plan
Center Bancorp Inc. offers its shareholders a convenient plan to increase their investment in the Company. Through the Dividend Reinvestment and Stock Purchase Plan, holders of stock may have their quarterly dividends automatically reinvested in additional common shares without brokerage fees, commissions or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock in Center Bancorp Inc. may enroll in the plan by contacting Anthony C. Weagley, Vice President and Teasurer, 1-800-862-3683.

Financial Information and Form 10K
Persons may obtain a copy, free of charge, of the Center Bancorp Inc. 1998 Annual Report and Form 10K (excluding exhibits) as filed with the Securities and Exchange Commission. Investors, Security Analysts and others desiring financial information or a copy of such report should contact:
Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683

Shareholder Inquiries
For information regarding your shares of common stock of Center Bancorp Inc., please contact:
Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683

Stock Listing
NASDAQ National Market - CNBC
Center Bancorp Inc. Common Stock is traded on the NASDAQ
National Market System under the Symbol CNBC

Registrar and Transfer Agent
American Stock Transfer and Trust Co.
40 Wall Street
New York, New York 10005

[GRAPHIC OMITTED]



LOCATIONS


Union                                    Springfield
Main Office                              Springfield Banking Center
2455 Morris Avenue                       783 Mountain Avenue
Union, NJ 07083                          Springfield, NJ 07081
(908) 688-9500                           Lobby, Drive-Up, and ATM
Lobby, Drive-Up and ATM

Center Office
2003 Morris Avenue                       Berkeley Heights
Union, NJ 07083                          Berkeley Heights Banking Center
Lobby and ATM                            512 Spingfield Avenue
                                         Berkeley Heights, NJ 07922
Stowe Street                             Lobby, Drive-Up and ATM
2022 Stowe Street
Union, NJ 07083                          Cranford
Drive-Up, Walk-Up and ATM                Union County College Campus
                                         1033 Springfield Avenue
Five Points                              Cranford, NJ 07016
356 Chestnut Street                      ATM
Union, NJ 07083
Lobby, Drive-Up and ATM                  Madison
                                         Madison Banking Center
Career Center                            300 Main Street
Union High School                        Madison, NJ 07940
North Third Street                       Lobby, Drive-Up and ATM
Union, NJ 07083
Lobby                                    Morristown
                                         Morristown Banking Center
Auto Banking Center                      84 South Street
Bonnel Court                             Morristown, NJ 07960
Union, NJ 07083                          Lobby and ATM
Drive-Up, Walk-Up and ATM
                                         Vauxhall
Union Hospital                           Millburn Mall Banking Center
1000 Galloping Hill Road                 2933 Vauxhall Road
Union, NJ 07083                          Vauxhall, NJ 07088
ATM                                      Lobby and ATM




56