Form 10-K, Exhibit 13
period 1999-12-31
CENTER BANCORP INC
filed 2000-03-30
CIK 712771

                                                                       For the years ended December 31,
                                                                       --------------------------------    Percent
(Dollars in thousands, except per share data)                                  1999          1998          change
-------------------------------------------------------------------------------------------------------------------
Earnings

Net Interest Income                                                       $   19,291     $   17,113          12.73%
Provision for Loan Losses                                                        108            120         -10.00
Other Income                                                                   1,089            971          12.15
Other Expenses                                                                13,290         11,651          14.07
Net Income                                                                     4,629          4,172          10.95
Cash Dividends Declared                                                   $    2,213     $    2,023           9.39
-------------------------------------------------------------------------------------------------------------------
Per Share Data

Net Income
     Basic                                                                $        1.23  $        1.12        9.82%
     Diluted                                                                       1.22           1.10       10.91
Cash Dividends                                                                     0.58           0.52       11.54
Book Value                                                                         9.62           9.75       -1.33
Tangible Book Value                                                       $        8.90  $        8.94       -0.45
-------------------------------------------------------------------------------------------------------------------
At Year End                                                               Bid      Ask     Bid     Ask
Market Value Per Common Share                                           $15.00   $15.63  $15.95  $16.55
-------------------------------------------------------------------------------------------------------------------
At Year End

Investment Securities                                                     $  303,940     $  287,966           5.55%
Loans                                                                        169,089        150,099          12.65
Assets                                                                       509,624        470,134           8.40
Deposits                                                                     389,255        377,167           3.20
FHLB Advances                                                                 50,000         40,000          25.00
Federal Funds Purchased and Securities
   Sold Under Agreement to Repurchase                                         30,752         12,602         144.02
Stockholders Equity                                                       $   36,513     $   36,631          -0.32
Shares Outstanding                                                         3,794,477      3,757,056           1.00

Financial Ratios

Return on Average Assets                                                           0.92%          0.88%
-------------------------------------------------------------------------------------------------------------------
Return on Average Stockholders Equity                                             12.44%         11.75%
Return on Tangible Average Stockholders Equity                                    13.50%         12.93%
-------------------------------------------------------------------------------------------------------------------
Cash Dividends Declared as a Percent of
        Net Income                                                                47.81%         48.47%
-------------------------------------------------------------------------------------------------------------------
Average Stockholders Equity as a
        Percent of Average Total Assets                                            7.43%          7.49%
Tangible Average Stockholders Equity as a
        Percent of Average Total Assets                                            6.92%          6.81%
-------------------------------------------------------------------------------------------------------------------
Stockholders Equity as a Percent of Total Assets                                   7.16%          7.79%
Tangible Stockholders Equity as a
        Percent of Average Total Assets                                            6.66%          7.09%
-------------------------------------------------------------------------------------------------------------------
Average Risk-Based Tier I Capital Ratio                                           15.44%         15.03%
Average Risk-Based Tier I and Tier II Capital                                     16.06%         15.64%
Tier I Leverage Ratio                                                              6.93%          6.93%
-------------------------------------------------------------------------------------------------------------------

All share and per share amounts have been restated to reflect the 5% stock dividend distributed on June 1, 1999 to stockholders of record May 18, 1999 and the 3-for-2 stock split distributed May of 1998.

LOGO Center Bancorp, Inc.

Summary of Selected Statistical Information and Financial Data

                                                                    Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)          1999            1998            1997            1996            1995
----------------------------------------------------------------------------------------------------------------------
Summary of Income
 Interest income                           $   32,092      $   30,686      $   30,706      $   26,430      $   21,749
 Interest expense                              12,801          13,573          14,487          11,586           8,787
Net interest income                            19,291          17,113          16,219          14,844          12,962
Provision (credit) for loan losses                108             120               0            (132)              0
Net interest income after provision
 (credit) for loan losses                      19,183          16,993          16,219          14,976          12,962
Other income                                    1,089             971           1,111             727             732
Other expense                                  13,290          11,651          10,596           9,910           8,138
Income before income tax expense                6,982           6,313           6,734           5,793           5,556
Income tax expense                              2,353           2,141           2,223           1,636           1,516
Net income                                 $    4,629      $    4,172      $    4,511      $    4,157      $    4,040
----------------------------------------------------------------------------------------------------------------------
Statement of Financial Condition Data
 Investments                               $  303,940      $  287,966      $  298,298      $  280,123      $  209,692
 Total loans                                  169,089         150,099         132,424         117,830          97,570
 Total assets                                 509,624         470,134         473,112         459,218         347,777
 Deposits                                     389,255         377,167         436,010         426,654         295,666
 Stockholders' equity                      $   36,513      $   36,631      $   33,422      $   30,213      $   27,679
----------------------------------------------------------------------------------------------------------------------
Dividends
 Cash dividends                            $    2,213      $    2,023      $    1,863      $    1,787      $    1,775
 Dividend payout ratio                           47.8%           48.5%           41.3%           43.0%           43.9%
----------------------------------------------------------------------------------------------------------------------
Cash Dividends Per Share
 Cash dividends                            $     0.58      $     0.52      $     0.50      $     0.48      $     0.48
----------------------------------------------------------------------------------------------------------------------
Earnings Per Share
 Basic                                     $     1.23      $     1.12      $     1.22      $     1.13      $     1.10
 Diluted                                   $     1.22      $     1.10      $     1.21      $     1.13      $     1.10
----------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares
 Outstanding
 Basic                                      3,775,846       3,741,478       3,710,804       3,689,444       3,668,564
 Diluted                                    3,799,680       3,777,390       3,738,236       3,698,708       3,668,564
----------------------------------------------------------------------------------------------------------------------
Operating Ratios
 Return on average assets                        0.92%           0.88%           0.94%           1.00%           1.15%
 Return on tangible average equity              13.50%          12.93%          15.92%          15.21%          15.32%
----------------------------------------------------------------------------------------------------------------------
Book Value
 Book value per common share               $     9.62     $     9.75      $     8.99      $     8.17      $     7.52
 Tangible book value per common share      $     8.90     $     8.94      $     8.08      $     7.17      $     7.52
----------------------------------------------------------------------------------------------------------------------
Non-Financial Information
 Common stockholders                              603             606             609             633             629
 Staff--Full time equivalent                      162             153             140             151             132
----------------------------------------------------------------------------------------------------------------------

Footnote: All share and per share amounts have been restated to reflect the 5 percent stock dividend distributed June 1, 1999 to stockholders of record May 18, 1999 and the 3-for-2 stock split distributed in May of 1998, and all prior stock dividends and splits.

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

     The following introduction to Management's Discussion and Analysis highlights the principal activities of Center Bancorp, Inc. that have contributed to its earnings performance in 1999.

     Center Bancorp's performance for 1999 was highlighted by loan growth, in the commercial, mortgage and consumer loan portfolios, with consistent asset quality. Commensurate with the growth in the loan portfolio, the Corporation recorded a $108,000 provision for loan losses during 1999. As a result of consistent earnings and capital growth, dividends were increased on September 2, 1999 to $.15 per share from the then current rate of $.143 per share or an increase of 5 percent. Furthermore, the Board of Directors declared a five percent stock dividend. The dividend was distributed in June of 1999, and represented the fourth consecutive year that Center Bancorp, Inc. has either paid a stock dividend or declared a stock split. 1999 represented another year of solid earnings.

     Net income for the year ended December 31, 1999, amounted to $4,629,000 as compared to $4,172,000 and $4,511,000 earned in 1998 and 1997, respectively. Basic earnings per share for 1999 amounted to $1.23 as compared to $1.12 and $1.22 earned in 1998 and 1997, respectively. Diluted earnings per share were $1.22 for 1999 compared to $1.10 in 1998 and $1.21 in 1997. These figures have been restated to reflect the 5% Stock Dividend distributed June 1, 1999, the three-for-two stock split distributed in 1998 and the 5% stock dividend distributed in 1997.

     Earnings performance for 1999 reflected increased net interest income, offset in part by an increase in operating expenses. These expenses were a direct result of the growth and expansion of Union Center National Bank (the "Bank"). Net interest income increased primarily as a result of a change in the asset mix and more importantly, a positive change in the funding mix coupled with lower rates paid on deposits and borrowings.

     The Corporation's total assets at December 31, 1999 amounted to $509.6 million, increasing $39.5 million or 8.4 percent from December 1998 levels. The return on average assets was 0.92 percent in 1999, as compared with 0.88 percent and 0.94 percent in 1998 and 1997, respectively.

     A continuing key element of the Corporation's consistent performance is its strong capital base. The Corporation's risk-based capital ratios at December 31, 1999 were 15.4 percent for Tier I capital and 16.1 percent for total risk-based capital. These ratios substantially exceed the minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. From a performance viewpoint, return on tangible average shareholders' equity was 13.5 percent in 1999, compared with 12.9 percent for 1998 and 15.9 percent in 1997.

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



                                                    1999
----------------------------------------------------------------------------------
                                                  Increase
                                                 (Decrease)
                                                    From       Percent
(dollars in thousands)                Amount     Prior Year     Change     Amount
----------------------------------------------------------------------------------
Interest Income:
Investments                          $19,442     $     230         1.2    $19,212
Loans, including fees                 12,198         1,274        11.7     10,924
Federal funds sold and securities
 purchased under agreement to
 resell                                  452           (98)      (17.8)       550
----------------------------------------------------------------------------------
Total interest income                 32,092         1,406         4.6     30,686
----------------------------------------------------------------------------------
Interest expense:
Certificates $100,000 or more          2,703        (1,598)      (37.2)     4,301
Deposits                               7,310          (540)      ( 6.9)     7,850
Borrowings                             2,788         1,366        96.1      1,422
----------------------------------------------------------------------------------
Total interest expense                12,801          (772)      ( 5.7)    13,573
----------------------------------------------------------------------------------
Net interest income *                 19,291         2,178        12.7     17,113
Tax-equivalent adjustment                441            80        22.2        361
----------------------------------------------------------------------------------
Net interest income on a fully
 tax-equivalent basis                $19,732     $   2,258        12.9    $17,474
==================================================================================

                                        1998                                 1997
-------------------------------------------------------------------------------------------------
                                      Increase                             Increase
                                     (Decrease)                           (Decrease)
                                        From       Percent                   From        Percent
(dollars in thousands)               Prior Year     Change     Amount     Prior Year     Change
-------------------------------------------------------------------------------------------------
Interest Income:
Investments                          $    (966)      ( 4.8)   $20,178      $ 2,854          16.4
Loans, including fees                      944         9.5      9,980        1,355          15.7
Federal funds sold and securities
 purchased under agreement to
 resell                                      2         0.4        548           67          13.9
-------------------------------------------------------------------------------------------------
Total interest income                      (20)      ( 0.1)    30,706        4,276          16.2
-------------------------------------------------------------------------------------------------
Interest expense:
Certificates $100,000 or more           (1,535)      (26.3)     5,836        1,723          41.9
Deposits                                  (184)      ( 2.3)     8,034          937          13.2
Borrowings                                 805       130.5        617          241          64.1
-------------------------------------------------------------------------------------------------
Total interest expense                    (914)      ( 6.3)    14,487        2,901          25.0
-------------------------------------------------------------------------------------------------
Net interest income *                      894         5.5     16,219        1,375           9.3
Tax-equivalent adjustment                 (120)      (25.0)       481          (97)        (16.8)
-------------------------------------------------------------------------------------------------
Net interest income on a fully
 tax-equivalent basis                $     774         4.6    $16,700      $ 1,278           8.3
-------------------------------------------------------------------------------------------------

*  Before the provision for loan losses
NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest earned on securities of state and political subdivisions.

NET INTEREST INCOME

     Net interest income on a fully tax-equivalent basis increased $2,258,000 or 12.9 percent to approximately $19.7 million during 1999 from approximately $17.5 million for 1998. The net interest margin increased from 3.92 percent to
4.20 percent for 1999. The change was due to an increased volume of interest-earning assets and a lower cost of funds, reflecting the decrease in short-term interest rates that prevailed throughout most of 1999. Average interest-earning assets for 1999 amounted to $469.7 million compared to $445.3 million for 1998. Average interest-bearing liabilities increased $13.9 million during 1999 to $375.8 million from $361.9 million in 1998. Net average interest-earning assets increased from $83.4 million in 1998 to $93.9 in 1999. The 1999 change in average balances was primarily due to increased volumes of interest-bearing assets, primarily loans.

     The average yield on interest-earning assets decreased from 6.97 percent in 1998 to 6.93 percent in 1999 while there was a greater decrease in the average cost of interest-bearing liabilities (3.75 percent in 1998 versus 3.41 percent in 1999), reflecting a decrease in short-term interest rates that prevailed through most of 1999.

     The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing below and on page 16, both of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 31 (Average Statements of Condition with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

stockholders' equity, the amount of income produced from interest-earning assets and the amount of expense resulting from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets. The table presented below (Analysis of Variance in Net Interest Income Due to Volume and Rates) quantifies the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

ANALYSIS OF VARIANCE IN NET INTEREST INCOME DUE TO VOLUME AND RATES

                                                  1999/1998                                 1998/1997
                                             Increase (Decrease)                       Increase (Decrease)
                                              Due to Change in:                         Due to Change in:
---------------------------------------------------------------------------------------------------------------------------
                                            Average       Average         Net         Average        Average         Net
(dollars in thousands)                       Volume         Rate         Change        Volume         Rate          Change
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Investment securities:
 Taxable                                   $     18      $     55      $     73      $   (573)       $(126)       $   (699)
 Non-Taxable                                    282           (45)          237          (345)         (42)           (387)
Federal funds sold and securities
 purchased under agreement to resell            (62)          (36)          (98)            7           (5)              2
Loans, net of unearned discounts              1,626          (352)        1,274         1,062         (118)            944
---------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets              1,864          (378)        1,486           151         (291)           (140)
---------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
Money market deposits                           298            74           372            97          117             214
Savings deposits                                (20)         (197)         (217)         (124)        (171)           (295)
Time deposits                                (1,463)         (803)       (2,266)       (1,306)        (259)         (1,565)
Other interest-bearing deposits                  56           (83)          (27)          (47)         (26)            (73)
Borrowings                                    1,426           (60)        1,366           938         (133)            805
---------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities           297        (1,069)         (772)         (442)        (472)           (914)
---------------------------------------------------------------------------------------------------------------------------
Change in net interest income              $  1,567      $    691      $  2,258      $    593        $ 181        $    774
===========================================================================================================================

     Interest income (tax-equivalent) increased by $1,486,000 from 1998 to 1999 and decreased by $140,000 from 1997 to 1998. The primary factor in the increase in interest income during 1999 was the increase in the volume of interest-earning assets offset in part by lower average rates earned on interest-earning assets. The Corporation's loan portfolio increased on average by $21.2 million, primarily as a result of increased volumes of commercial real estate, commercial and home equity loans. This increase was primarily achieved through increased business development and access to new markets. The loan portfolio (traditionally the highest yielding type of interest-earning asset) represented 34.1 percent of the Corporation's interest-earning assets (on average) during 1999 as compared with 31.2 percent of such assets (on average) during 1998. The increased level of interest income generated from the loan portfolio in 1999 was due to increased volume, as the average yield on the Corporation's loans declined by 25 basis points.

     Investments represented a modest change in the earning-asset mix in 1999. The investment portfolio increased on average by $4.4 million.

     Within the investment portfolio, the average volume in 1999 increased in taxable securities by $270,000 and in the non-taxable portfolio by $4.1 million compared to 1998. The average yield on the investment portfolio was 6.61 percent in 1999 and 1998.

     Interest expense decreased during 1999, primarily as a result of a reduction in average rates paid, bolstered by an increase in lower costing short-term borrowings. For the year ended December 31, 1999, interest expense decreased by $772,000 or 5.7 percent as compared with the year ended December 31, 1998.

     The average cost of funds decreased by 34 basis points, reflecting the decline in interest rates, and changes in the liability mix, (i.e., decreased volumes of more costly interest-bearing time deposits and increased volumes of less costly short-term borrowings).

     During 1998 interest expense decreased $914,000, or 6.3 percent as compared with 1997. This was primarily a result of decreased deposit volumes, and an increase in lower costing short-term borrowings coupled with lower rates that prevailed. The resulting average cost of funds to the Corporation decreased by 15 basis points.

     For the three-year period ended December 31, 1999, the Corporation's net interest margin on a tax-equivalent basis (i.e., net interest income on a tax-equivalent basis as a percent of average interest-earning assets) amounted to 4.20 percent in 1999, 3.92 percent in 1998, and 3.75 percent in 1997. The increases noted reflected a widening of spreads between yields earned on loans and investments and rates paid for supporting funds. There was a favorable change in the mix of interest-earning assets, primarily the increased loan volumes. This was sustained by the effects of the change in the mix of interest-bearing liabilities to less costly funding. The rates paid on interest-bearing liabilities averaged 3.41 percent in 1999 compared to 3.75 percent in 1998 and 3.90 percent for 1997.

     The contribution of non-interest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) decreased approximately 2 basis points during 1999 from 70 basis points in 1998. During the comparable periods of 1998 and 1997 there was an increase of 6 basis points, from 64 basis points to 70 basis points. This change reflects the ongoing shift in consumer trends and preferences for interest-bearing deposit accounts versus more traditional non-interest deposit accounts.

     The Corporation's net interest rate spread (i.e., the average yield on average interest-earning assets, calculated on a tax-equivalent basis, minus the average rate paid on interest-bearing liabilities) rose to 3.52 percent in 1999 from 3.22 percent in 1998 and was 41 basis points higher than the 3.11 percent in 1997. The increase in net interest spread during 1999 was primarily a result of the decreased cost of interest-bearing liabilities, offset in part by a decline in rates earned on interest-bearing assets.

INVESTMENTS

     The average volume of investment securities increased by $4.4 million in 1999 as compared to 1998. The tax-equivalent yield on investments remained unchanged at 6.61 percent in 1999 and 1998. The stability in the yield on the investment portfolio in 1999 was achieved through equal or higher market rates on purchases made to replace similar yielding investments which had matured, were prepaid or were called.

     The impact of repricing activity on yields was lessened by a change in the mix of the portfolio and lengthening of investment maturities, resulting in stable spreads. Securities available-for-sale are a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors.

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

     At December 31, 1999, the total investment portfolio excluding overnight investments, was $303.9 million, or 64.3 percent of earning-assets, as compared to $288.0 million or 65.7 percent at December 31, 1998. The principal components of the investment portfolio are U.S. Government Treasury and Federal Agency securities. For additional information regarding the Corporation's investment portfolio, see Note 4 to the Consolidated Financial Statements.

LOANS

     Loan growth during 1999 occurred in all principal categories of the loan portfolio. This growth resulted from the Corporation's aggressive marketing and business development programs coupled with new opportunities brought about from expansion of our branch network into new key markets. The decline of yield in the loan portfolio, however, was the result of a lower prime rate environment during the fourth quarter of 1998 and first half of 1999, coupled with a continued competitive rate structure, to attract new loans, in light of growing market competition. To a lesser degree, the affects on additions to the loan portfolio were lessened by continued re-financing activity and by the heightened competition for borrowers that exists in the Corporation's lending markets. The Corporation's desire to continue growing this component of the earning-asset mix is reflected in its current business development plan and marketing plans, as well as its corporate strategic plan.

     Analyzing the portfolio for the year ended December 31, 1999, average loan volume increased $21.2 million, while the portfolio's average yield decreased 25 basis points as compared with 1998. Total average loan volume increased to $160.2 million with an average yield of 7.61 percent, as compared to $139.0 million with an average yield of 7.86 percent for the year ended December 31, 1998. For additional information regarding loans, see Note 5 to the Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

     The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 1999, the level of the allowance was $1,423,000 as compared to a level of $1,326,000 at December 31, 1998. The Corporation had a provision to the allowance for loan losses of $108,000 in 1999, $120,000 in 1998 and none in 1997.

     At December 31, 1999, the allowance for loan losses amounted to $1,423,000 or 0.84 percent of total loans. In management's view, the level of the allowance at December 31, 1999 is adequate to cover losses inherent in the loan portfolio.

     Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. The allowance for loan losses as a percentage of total loans amounted to 0.84 percent, 0.88 percent and 0.96 percent at December 31, 1999, 1998 and 1997, respectively.

     During 1999 the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $11,000 in 1999, $63,000 in 1998 and $24,000 in 1997. The Corporation had non-accrual loans amounting to $292,000 at December 31, 1999, $41,000 at December 31, 1998, and $27,000 at
December 31, 1997. The increase in 1999 was attributable to a residential mortgage loan in the amount of $157,000 and two home equity loans aggregating $112,000. The residential mortgage loan has subsequently become current, while the home equity loans are well secured and in the process of collection. The Corporation continues to aggressively pursue collections of principal and interest on loans previously charged-off.

     The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. At December 31, 1999, total impaired loans were approximately $519,000, the Corporation did not have any impaired loans at December 31, 1998 or 1997. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

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

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES

     The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years.

                                                                        Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              1999            1998            1997           1996          1995
------------------------------------------------------------------------------------------------------------------------
Average loans outstanding                        $ 160,208       $ 138,967       $ 125,476      $107,897       $ 95,216
========================================================================================================================
Total loans at end of period                     $ 169,089       $ 150,099       $ 132,424      $117,830       $ 97,570
========================================================================================================================
Analysis of the Allowance for Loan Losses
Balance at the beginning of year                 $   1,326       $   1,269       $   1,293      $  1,073       $  1,073
 Charge-offs:
 Commercial                                              0               0               2             0              0
 Real estate mortgage                                    0               0               0           470              0
 Installment loans                                      23              70              29             9             10
------------------------------------------------------------------------------------------------------------------------
Total charge-offs                                       23              70              31           479             10
------------------------------------------------------------------------------------------------------------------------
 Recoveries:
 Commercial                                              0               0               0             0              0
 Real estate mortgage                                    0               0               0           132              5
 Installment loans                                      12               7               7             6              5
------------------------------------------------------------------------------------------------------------------------
Total recoveries                                        12               7               7           138             10
------------------------------------------------------------------------------------------------------------------------
Net charge-offs:                                        11              63              24           341              0
========================================================================================================================
Adjustments from acquisition of Lehigh                   0               0               0           693              0
========================================================================================================================
Provision (credit) for loan losses                     108             120               0          (132)             0
========================================================================================================================
Balance at end of year                           $   1,423       $   1,326       $   1,269      $  1,293       $  1,073
========================================================================================================================
Ratio of net charge-offs during the year to
 average loans outstanding during the
 year                                                 0.01%           0.05%           0.02%         0.32%          0.00%
========================================================================================================================
Allowance for Loan Losses as a percentage
 of total loans at end of year                        0.84%           0.88%           0.96%         1.10%          1.10%
========================================================================================================================

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



                                                          At December 31,
----------------------------------------------------------------------------------------
(dollars in thousands)                       1999     1998     1997     1996      1995
----------------------------------------------------------------------------------------
Non-accrual loans                            $292     $ 41     $ 27     $298     $  0
Restructured loans                              0        0        0        0        0
Accruing loans past due 90 days or more         0       24       73      121       48
Other real estate owned                        73       73        0        0        0
----------------------------------------------------------------------------------------
Total non-performing assets                  $365     $138     $100     $419     $ 48
========================================================================================

     Non-accrual loans at December 31, 1999 increased $251,000 over the amount reported at December 31, 1998. The increase in non-accrual loans was attributable to a residential mortgage loan in the amount of $157,000 and two home equity loans aggregating to $112,000. The mortgage loan has been brought current by the borrower, while the home equity loans are well secured and in the process of collection.

     At December 31, 1999 other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. Other real estate owned (OREO) at December 31, 1999 and 1998, consisted of a closed branch facility with a carrying value of approximately $73,000.

NON-INTEREST INCOME

     The following table presents the principal categories of non-interest income for each of the years in the three year period ended December 31, 1999.

                                                                Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
(dollars in thousands)                        1999        1998     % change     1998       1997       % change
---------------------------------------------------------------------------------------------------------------
Other income:
Service charges, commissions and fees        $ 863        $748        1.54      $748     $  638           17.2
Other income                                   228         223         2.2       223        139           60.4
(Loss) gain on securities sold                  (2)          0      (100.0)        0        334         (100.0)
---------------------------------------------------------------------------------------------------------------
Total other non-interest income              $1,089       $971        12.2      $971     $1,111          (12.6)
===============================================================================================================

     Total other (non-interest) income, exclusive of (losses)/gains on securities sold, reflects an increase of $120,000 or 12.4 percent in 1999. The primary component of the increase was the rise of fee revenue reflected in service charges, commissions and fees. This increase of $115,000 or 15.4 percent in such fees, was a result of increased fee income derived from ATM fees and deposit account activity. For the 1998 period, total other(non-interest) income, exclusive of gains on securities sold, reflects an increase of $194,000 or 25.0 percent. The primary components of the increase were increased ATM fees and increased fee income derived from checking account activity.

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

     During 1999 the Corporation sold approximately $3.0 million in securities from its available-for-sale portfolio with a net loss of approximately $2,400. During 1998 the Corporation did not sell any securities from its available-for-sale portfolio. However, during 1997 there were sales from the Corporation's available-for-sale portfolio of approximately $26.2 million, with a net gain of approximately $334,000. These sales were made as part of the Corporation's investment strategy.


NON-INTEREST EXPENSE

     The following table presents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 1999.

                                                              Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
(dollars in thousands)                  1999         1998       % change       1998         1997       % change
---------------------------------------------------------------------------------------------------------------
Other non-interest expense:
Salaries and employee benefits        $ 6,772      $ 6,005         12.8      $ 6,005      $ 5,487          9.4
Occupancy, net                          1,251        1,063         17.7        1,063        1,015          4.7
Premises and equipment                  1,348        1,297          3.9        1,297        1,341         (3.3)
Stationery and printing                   471          438          7.5          438          254         72.4
Marketing and advertising                 504          446         13.0          446          337         32.3
Other                                   2,944        2,402         22.6        2,402        2,162         11.1
--------------------------------------------------------------------------------------------------------------
Total other non-interest expense      $13,290      $11,651         14.1      $11,651      $10,596         10.0
==============================================================================================================

     Total other non-interest expense increased $1,639,000 or 14.1 percent in 1999 as compared to an increase of $1,055,000 or 10.0 percent from 1997 to 1998. The level of operating expenses during 1999 was unfavorably impacted by the overall increase in non-interest expense. While management continues to emphasize expense control, the year to year increases in expense are attributable to the continued expansion of the Bank's facilities, continued investments in technology and the need to attract, develop and retain high-caliber employees. Salaries and employee benefits accounted for 50.9 percent of total other non-interest expense for 1999, as compared to 51.5 percent and 51.8 percent for the years 1998 and 1997, respectively. The Corporation's efficiency ratio (other expenses less non-recurring expenses as a percentage of net interest income on a tax-equivalent basis and other income exclusive of net securities gains/(losses)) was 60.2 percent, 61.8 percent and
56.8 percent respectively, for 1999, 1998 and 1997. The ratio of other expenses to average assets was 2.60 percent in 1999 compared to 2.46 percent in 1998 and
2.21 percent in 1997.


     The level of operating expenses during 1998 was unfavorably impacted by an increase in all expense categories listed in the table above, except for premises and equipment expenses. The level of operating expenses during 1997 was favorably impacted by lower marketing and advertising expenses, as well as the reduction of stationery and printing expenses.


     Salaries and employee benefits increased $767,000 or 12.8 percent in 1999, primarily the result of higher staffing levels, increased benefit costs and merit and promotional raises. In 1998 these expenses increased $518,000 primarily due to the increased expense arising from merit and promotional raises and higher benefit costs. Staffing levels overall increased to 162 at December 31, 1999 from 153 full-time equivalent employees at December 31, 1998. Increases in staffing levels were required to support the Bank's expanded branch facilities, specifically in 1999 our newly expanded Springfield

Office and new Summit Banking Center. The Corporation continues to ensure that staffing levels are sufficient to meet the Corporation's strategic initiatives and to support providing quality service to our customers. Employees' longevity has continued to play an important part. As of December 31, 1999, the Corporation's employees, excluding officers, have been employed by the Corporation for an average of 229 weeks or 4.4 years. This factor contributes to the Corporation's continued productivity, as evidenced by the ratio of average assets per full time-equivalent employee, which amounted to $3.1 million, $3.1 million and $3.4 million in 1999, 1998 and 1997, respectively.

     Occupancy and bank premises and equipment expense increased by $239,000 or
10.1 percent in 1999 over 1998. This increase in 1999 expense reflects the ongoing impact on operating costs of expanded facilities. The increase in such expenses of $4,000 or 0.2 percent in 1998 from 1997.

     Other expenses increased by $542,000 or 22.6 percent in 1999 over 1998. This increase in 1999 expense reflects the legal and consulting costs recognized in 1999 with the formation of a subsidiary and the liquidation of another subsidiary. Telephone, computer and loan operating expenses also increased as a result of the addition and expansion of branch facilities and increased loan volume.


INCOME TAXES


     The Corporation's provision for income taxes decreased from 1998 to 1997 primarily as a result of decreased taxable income and increased from 1998 to 1999 primarily as a result of higher amounts of taxable income. The effective tax rates for the Corporation for the periods ended December 31, 1999, 1998 and 1997 were 33.7 percent, 33.9 percent and 33.0 percent, respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions and disallowed expense items for tax purposes, such as travel and entertainment expense, as well as amortization of goodwill. Tax-exempt interest income, on a tax-equivalent basis, increased by $237,000 or 22.3 percent from 1998 to 1999, and declined by $387,000 or 26.7 percent from 1997 to 1998.


RECENT ACCOUNTING PRONOUNCEMENTS


     SFAS No. 133 AND SFAS 137


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


     This Statement was originally effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of this Statement. Earlier application of all of the provisions of this Statement is encouraged, but is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. This Statement should not be applied retroactively to financial statements of prior periods.

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

     In June 1999 FASB issued SFAS No 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which amended SFAS No. 133 to be effective for all fiscal years beginning after June 15, 2000.

     On January 1, 2000 the Corporation adopted SFAS 133 and SFAS 137. The transition provisions contained in SFAS 133 provide that at the date of initial application, an entity may transfer any debt security classified as "held to maturity (HTM)" to "available-for-sale (AFS)" or "trading". On the initial adoption date of SFAS 133 as amended by SFAS 137, the Bank transferred $25,357,952 (amortized cost) of its securities previously classified as held to maturity to the available-for-sale classification. The related unrealized net gain as of transfer date was $5,109, which has been recognized in the comprehensive income component of stockholders' equity, as the cumulative effect of adopting the new accounting principles.


YEAR 2000 CENTURY DATE CHANGE

     As of December 31, 1999 the Corporation believed it was Year 2000 compliant and subsequently did not experience any internal Year 2000 compliance exceptions nor disruptions to operations. The cost of Year 2000 compliance through December 31, 1999 amounted to $443,400, lower than the original estimate of $470,000.


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

     The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates borne by assets and liabilities do not similarly adjust. The Corporation's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Corporation's net interest income and capital, while structuring the Corporation's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Corporation relies primarily on its asset-liability structure to control interest rate risk. The Corporation continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. The management of the Corporation believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing the Corporation's yield-cost spread through wholesale and retail growth opportunities.

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

     Based on the results of the interest simulation model as of December 31, 1999, Center Bancorp, Inc. would expect a decrease of 8.90 percent in net interest income and an increase of 7.53 percent in net interest income if interest rates increase or decrease by 200 basis points, respectively, from current rates in an immediate and parallel shock over a twelve month period.

     Short-term interest rate exposure analysis is supplemented with an interest sensitivity gap model. The Corporation utilizes interest sensitivity analysis to measure the responsiveness of net interest income to changes in interest rate levels. Interest rate risk arises when an earning-asset matures or when its interest rate changes in a time period different from that of a supporting interest-bearing liability, or when an interest-bearing liability matures or when its interest rate changes in a time period different from that of an earning-asset that it supports. While the Corporation matches only a small portion of specific assets and liabilities, total earning assets and interest-bearing liabilities are grouped to determine the overall interest rate risk within a number of specific time frames. The difference between interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitivity gap. At any given point in time, the Corporation may be in an asset-sensitive position, whereby its interest-sensitive assets exceed its interest-sensitive liabilities, or in a liability-sensitive position, whereby its interest-sensitive liabilities exceed its interest-sensitive assets, depending on management's judgment as to projected interest rate trends.

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

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

     From time to time, the Corporation may elect to deliberately mismatch liabilities and assets in a strategic gap position.

     At December 31, 1999, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio) of .40:1.00: at the cumulative one year position. During much of 1999 the Corporation had a negative interest sensitivity gap. The maintenance of a liability-sensitive position during 1999 has had a favorable impact on the Corporation's net interest margins; however, based on management's perception that interest rates will continue to be volatile, emphasis has been, and is expected to continue to be, placed on interest-sensitivity matching with the objective of stabilizing the net interest spread during 2000. However, no assurance can be given that this objective will be met.

     The following table depicts the Corporation's interest rate sensitivity position at December 31, 1999:


              Expected Maturity/Principal Repayment December 31,

                                      Average        Year           Year            Year
                                     Interest        End            End             End
(dollars in thousands)                 Rate          2000           2001            2002
---------------------------------------------------------------------------------------------
INTEREST-EARNING
ASSETS:
Loans                               7.61%        $   49,743      $   15,492      $   11,593
Investments                         6.46%            97,911          52,168          26,598
-------------------------------------------------------------------------------------------
Total interest-earning assets                    $  147,654      $   67,660      $   38,191
-------------------------------------------------------------------------------------------
INTEREST-BEARING
LIABILITIES:
Time certificates of deposit of
 $100,000 or greater                4.95%        $   43,258      $      270      $        0
Time certificates of deposit of
 less than $100,000                 4.85%            54,824           2,055               0
Other interest bearing
 deposits                           2.28%           190,301           1,694           1,911
Securities sold under
 agreements to repurchase
 and FHLB advances                  4.24%            80,752               0               0
-------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                                     $  369,135      $    4,019      $    1,911
-------------------------------------------------------------------------------------------
Cumulative interest-earning
 assets                                             147,654         215,314         253,505
Cumulative interest-bearing
 liabilities                                        369,135         373,154         375,065
Rate sensitivity gap                               (221,481)         63,641          36,280
Cumulative rate sensitivity
 gap                                             $ (221,481)     $ (157,840)     $ (121,560)
-------------------------------------------------------------------------------------------
Cumulative gap ratio                                   0.40%           0.58%           0.68%
===========================================================================================

[RESTUBBED TABLE]

                                         Year           Year          2005                      Estimated
                                         End            End            And          Total         Fair
(dollars in thousands)                   2003           2004       Thereafter      Balance        Value
---------------------------------------------------------------------------------------------------------
INTEREST-EARNING
ASSETS:
Loans                                 $   8,684      $   7,720     $  74,434      $ 167,666     $165,371
Investments                              27,506         27,040        72,717        303,940      297,032
--------------------------------------------------------------------------------------------------------
Total interest-earning assets         $  36,190      $  34,760     $ 147,151      $ 471,606     $462,403
--------------------------------------------------------------------------------------------------------
INTEREST-BEARING
LIABILITIES:
Time certificates of deposit of
 $100,000 or greater                  $       0      $       0     $     113      $  43,641     $ 43,640
Time certificates of deposit of
 less than $100,000                           0              0             0         56,879       56,857
Other interest bearing
 deposits                                     0              0             0        193,906      193,906
Securities sold under
 agreements to repurchase
 and FHLB advances                            0              0             0         80,752       80,731
--------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                          $       0      $       0     $     113      $ 375,178     $375,134
--------------------------------------------------------------------------------------------------------
Cumulative interest-earning
 assets                                 289,695        324,455       471,606        471,606
Cumulative interest-bearing
 liabilities                            375,065        375,065       375,178        375,178
Rate sensitivity gap                     36,190         34,760       147,038         96,428
Cumulative rate sensitivity
 gap                                  $ (85,370)     $ (50,610)    $  96,428      $  96,428
--------------------------------------------------------------------------------------------------------
Cumulative gap ratio                       0.77%          0.87%         1.26%          1.26%
========================================================================================================

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

     Management monitors current and projected cashflows, and adjusts positions as necessary to maintain adequate levels of liquidity. By using a variety of potential funding sources and staggering maturities, the risk of potential funding pressure is reduced. Management also maintains a detailed liquidity contingency plan designed to adequately respond to situations which could lead to liquidity concerns.

     The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 1999, core deposits, as defined by the Corporation, (comprised of total demand and savings accounts plus money market accounts under $100,000)represented 61.0 percent of total deposits. More volatile rate sensitive deposits, concentrated in certificates of deposit $100,000 and greater, decreased to 11.2 percent of total deposits from 14.1 percent at December 31, 1998. This change was due to a shift to lower costing and more stable sources of funds, primarily borrowings from the Federal Home Loan Bank of New York and securities sold under agreements to repurchase. The following table depicts the Corporation's core deposit mix at December 31, 1999 and 1998:


CORE DEPOSIT MIX



                                                            December 31,
--------------------------------------------------------------------------------------------------------------------
                                                 1999                           1998                   Net Change
(dollars in thousands)                   Amount       Percentage        Amount       Percentage     Volume 99 vs. 98
--------------------------------------------------------------------------------------------------------------------
Demand Deposits                        $  94,829      39.8            $  82,072      37.2              $ 12,757
Interest-Bearing Demand                   45,786      19.2               40,579      18.4                 5,207
Regular Savings                           71,103      29.9               74,123      33.6                (3,020)
Money Market Deposits under $100          26,399      11.1               23,776      10.8                 2,623
--------------------------------------------------------------------------------------------------------------------
Total core deposits                    $ 238,117     100.0            $ 220,550     100.0              $ 17,567
--------------------------------------------------------------------------------------------------------------------
Total deposits                         $ 389,255                      $ 377,167                        $ 12,088
--------------------------------------------------------------------------------------------------------------------
Core deposits to total deposits               61%                            58%
====================================================================================================================

     Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings during 1999 amounted to approximately $19.5 million, an increase of $11.0 million or 130.4 percent from the 1998 period.

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

     The following table is a summary of securities sold under repurchase agreements for each of the last three years.

                                                             December 31,
------------------------------------------------------------------------------------
(dollars in thousands)                              1999         1998         1997
------------------------------------------------------------------------------------
Securities sold under repurchase agreements:
Average Interest rate:
   At year end                                       3.09%        3.71%        6.75%
   For the year                                      3.24%        3.40%        5.68%
Average amount outstanding during the year:       $19,484      $ 8,455      $10,858
Maximum amount outstanding at any month end:      $30,752      $15,063      $27,320
Amount outstanding at year end:                   $30,752      $11,602      $   700
===================================================================================

CASH FLOWS

     The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 1999 cash and cash equivalents (which increased overall by $2.7 million) were provided (on a net basis) by operating and financing activities and used (on a net basis) in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily increases in borrowings and deposits, were used in investing activities, primarily the increased volume of loans and investment securities.

STOCKHOLDERS' EQUITY

     Stockholders' equity averaged $37.2 million during 1999, an increase of $1.7 million, or 4.8 percent, as compared to 1998. At December 31, 1999, stockholders' equity totaled $36.5 million, a decrease of $120,000 from December 31, 1998. Such decrease resulted from $3.0 million of net unrealized losses on securities available-for-sale, offset by net increases of $2.8 million attributable to net income and issuance of common stock less cash dividends paid. The Corporation's dividend reinvestment and optional stock purchase plan contributed $318,000 in new capital during 1999. Book value per share at year end 1999 was $9.62 compared to $9.75 at year end 1998. Tangible book value at year end 1999 was $8.90 compared to $8.94 for 1998.

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

RISK-BASED CAPITAL/LEVERAGE

     At December 31, 1999, the Corporation's total Tier l capital (defined as tangible stockholders' equity for common stock and certain perpetual preferred stock) amounted to $33.4 million or 6.55 percent of total assets. The Tier I leverage capital ratio was 6.93 percent of total average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $1,877,000 of net unrealized losses, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders' equity) and goodwill of $2,736,000 as of December 31, 1999. For information on goodwill, see Note 2 to the Consolidated Financial Statements.

     United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorized assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 1999, the Corporation's estimated Tier I and total risk-based capital ratios were 15.4 percent and 16.1 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 1999. For information on risk-based capital and regulatory guidelines for the Bank, see
Note 10 to the Consolidated Financial Statements.

SECURITY MARKET INFORMATION

     The common stock of the Corporation is traded on the NASDAQ Stock Market, effective as of June 24, 1996. The Corporation's symbol is CNBC. As of December 31, 1999, the Corporation had 603 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 1999, the closing market bid and ask price was $15.00-$15.63, respectively. Since June 24, 1996, prices were reported by NASDAQ. For prior years the high and low bid prices were reported by National Quotation Bureau.

     The following table sets forth the high and low bid prices, and dividends declared for the Corporation's common stock during the periods indicated.

                                    Common Stock Price                              Common
                             1999                        1998                 Dividends Declared
--------------------------------------------------------------------------------------------------
                       High          Low           High          Low
                       Bid           Bid           Bid           Bid           1999        1998
--------------------------------------------------------------------------------------------------
Fourth Quarter     $ 15.38       $ 13.00       $ 17.14       $ 15.00       $ 0.150       $ 0.143
Third Quarter      $ 14.75       $ 13.25       $ 17.38       $ 14.41       $ 0.143       $ 0.127
Second Quarter     $ 15.72       $ 14.13       $ 19.05       $ 17.14       $ 0.143       $ 0.127
First Quarter      $ 15.95       $ 14.28       $ 17.45       $ 14.77       $ 0.143       $ 0.127
--------------------------------------------------------------------------------------------------
                                                                           $ 0.579       $ 0.524
==================================================================================================

     For information on dividend restrictions and capital requirements which may limit the ability of the Corporation to pay dividends, see Note 13 to the Consolidated Financial Statements. Dividends declared on common stock, (on a per share basis) and stock prices have been adjusted for the 5 percent stock dividend distributed on June 1, 1999, and the three-for-two stock split distributed in May of 1998 and the 5 percent stock dividend distributed in May of 1997.

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

LOGO Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

     Technological changes will have a material impact on how financial service companies compete for and deliver services. It is recognized that these changes will have a direct impact on how the marketplace is approached and ultimately on profitability. The Corporation has already taken steps to improve its traditional delivery channels. However, continued success will likely be measured by the ability to react to future technological changes.

     Non-historical statements contained in this Annual Report constitute forward looking statements under the Private Securities Litigation Reform Act of 1995. Sometimes these statements contain words such as, "may," "believe," "expect," "continue," "intend," "anticipate," "plan," "seek," "estimate" or other similar words. Actual results could differ materially from those projected in the Corporation's forward-looking statements due to numerous known and unknown risks and uncertainties, including the factors referred to above and in other sections of this Annual Report.

AVERAGE STATEMENTS OF CONDITION WITH INTEREST AND AVERAGE RATES

                                                                                Years Ended December 31,
-------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                1999                                1998
-------------------------------------------------------------------------------------------------------------
                                                     Interest    Average                 Interest    Average
                                         Average      Income/     Yield/     Average      Income/     Yield/
(tax-equivalent basis)                   Balance      Expense      Rate      Balance      Expense      Rate
-------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:(1)
 Taxable                                $281,582     $18,585    6.60%       $281,312     $18,512    6.58%
 Non-taxable                              19,128       1,298    6.79%         14,994       1,061    7.08%
 Federal funds sold and
  securities purchased under
  agreement to resell                      8,813         452    5.13%          9,986         550    5.51%
 Loans, net of unearned
  income:(2)                             160,208      12,198    7.61%        138,967      10,924    7.86%
------------------------------------------------------------------------------------------------------------
  Total interest-earning assets:         469,731      32,533    6.93%        445,259      31,047    6.97%
------------------------------------------------------------------------------------------------------------
Non-interest earning assets:
 Cash and due from banks                  13,798                              12,285
 Other assets                             18,496                              17,569
 Allowance for possible loan
  losses                                  (1,359)                             (1,314)
------------------------------------------------------------------------------------------------------------
  Total non-interest
   earning assets                         30,935                              28,540
------------------------------------------------------------------------------------------------------------
  Total assets                          $500,666                            $473,799
------------------------------------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
 Money market deposits                  $ 69,831       2,148    3.08%       $ 60,061       1,776    2.96%
 Savings deposits                         74,393       1,449    1.95%         75,329       1,666    2.21%
 Time deposits                           122,478       5,676    4.63%        152,749       7,942    5.20%
 Other interest-bearing deposits          46,378         740    1.60%         43,077         767    1.78%
 Short term borrowings and
  FHLB advances                           62,713       2,788    4.45%         30,675       1,422    4.64%
------------------------------------------------------------------------------------------------------------
 Total interest-bearing liabilities      375,793      12,801    3.41%        361,891      13,573    3.75%
------------------------------------------------------------------------------------------------------------
Non-interest-bearing liabilities:
 Demand deposits                          84,140                              72,564
 Other non-interest bearing
  deposits                                   397                                 438
 Other liabilities                         3,138                               3,410
------------------------------------------------------------------------------------------------------------
 Total non-interest bearing
  liablilities                            87,675                              76,412
------------------------------------------------------------------------------------------------------------
 Stockholders' equity                     37,198                              35,496
------------------------------------------------------------------------------------------------------------
 Total liabilities and
  stockholders' equity                  $500,666                            $473,799
------------------------------------------------------------------------------------------------------------
 Net interest income
  (tax-equivalent basis)                             $19,732                             $17,474
------------------------------------------------------------------------------------------------------------
 Net interest spread                                            3.52%                               3.22%
------------------------------------------------------------------------------------------------------------
Net interest income as percent of
 earning assets (margin)                                        4.20%                               3.92%
------------------------------------------------------------------------------------------------------------
Tax-equivalent adjustment (3)                           (441)                               (361)
------------------------------------------------------------------------------------------------------------
Net interest income                                  $19,291                             $17,113
============================================================================================================

[RESTUBBED TABLE]

(dollars in thousands)                                1997
--------------------------------------------------------------------------
                                                     Interest
                                         Average      Income/     Yield/
(tax-equivalent basis)                   Balance      Expense      Rate
--------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Investment securities:(1)
 Taxable                                $290,002     $19,211    6.62%
 Non-taxable                              19,847       1,448    7.30%
 Federal funds sold and
  securities purchased under
  agreement to resell                      9,866         548    5.55%
 Loans, net of unearned
  income:(2)                             125,476       9,980    7.96%
-------------------------------------------------------------------------
  Total interest-earning assets:         445,191      31,187    7.01%
-------------------------------------------------------------------------
Non-interest earning assets:
 Cash and due from banks                  15,570
 Other assets                             19,432
 Allowance for possible loan
  losses                                  (1,280)
-------------------------------------------------------------------------
  Total non-interest
   earning assets                         33,722
-------------------------------------------------------------------------
  Total assets                          $478,913
-------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
 Money market deposits                  $ 56,668       1,562    2.76%
 Savings deposits                         80,635       1,961    2.43%
 Time deposits                           177,739       9,507    5.35%
 Other interest-bearing deposits          45,687         840    1.84%
 Short term borrowings and
  FHLB advances                           10,858         617    5.68%
-------------------------------------------------------------------------
 Total interest-bearing liabilities      371,587      14,487    3.90%
-------------------------------------------------------------------------
Non-interest-bearing liabilities:
 Demand deposits                          71,974
 Other non-interest bearing
  deposits                                   364
 Other liabilities                         3,134
-------------------------------------------------------------------------
 Total non-interest bearing
  liablilities                            75,472
-------------------------------------------------------------------------
 Stockholders' equity                     31,854
-------------------------------------------------------------------------
 Total liabilities and
  stockholders' equity                  $478,913
-------------------------------------------------------------------------
 Net interest income
  (tax-equivalent basis)                             $16,700
-------------------------------------------------------------------------
 Net interest spread                                            3.11%
-------------------------------------------------------------------------
Net interest income as percent of
 earning assets (margin)                                        3.75%
-------------------------------------------------------------------------
Tax-equivalent adjustment (3)                           (481)
-------------------------------------------------------------------------
Net interest income                                  $16,219
=========================================================================

(1) Average balances for available-for-sale securities are based on amortized cost
(2) Average balances for loans include loans on non-accrual status
(3) The tax-equivalent adjustment was computed based on a statutory Federal income tax rate of 34 percent.

LOGO Center Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                          December 31,
-------------------------------------------------------------------------------------------
(dollars in thousands)                                                 1999         1998
-------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (Note 3)                                     $ 18,675       $ 15,975
Investment securities held to maturity (approximate market
 value of $176,542 in 1999 and $174,184 in 1998)                      183,450        172,014
Investment securities available-for-sale                              120,490        115,952
--------------------------------------------------------------------------------------------
 Total investment securities (Note 4)                                 303,940        287,966
Loans, net of unearned income (Note 5)                                169,089        150,099
Less--Allowance for loan losses (Note 5)                                1,423          1,326
--------------------------------------------------------------------------------------------
 Net loans                                                            167,666        148,773
Premises and equipment, net (Note 6)                                    9,778          9,426
Accrued interest receivable                                             4,727          4,120
Other assets (Note 9)                                                   2,102            815
Goodwill (Note 2)                                                       2,736          3,059
--------------------------------------------------------------------------------------------
 Total assets                                                        $509,624       $470,134
--------------------------------------------------------------------------------------------
LIABILITIES
 Deposits:
 Non-interest bearing                                                $ 94,829       $ 82,072
 Interest bearing:
 Certificates of deposit $100,000 and over                             43,641         53,056
 Savings and Time Deposits                                            250,785        242,039
--------------------------------------------------------------------------------------------
 Total Deposits                                                       389,255        377,167
Federal funds purchased and securities sold under agreements to
 repurchase (Note 7)                                                   30,752         12,602
Federal Home Loan Bank Advances (Note 7)                               50,000         40,000
Accounts payable and accrued liabilities (Notes 8 and 9)                3,104          3,734
--------------------------------------------------------------------------------------------
 Total liabilities                                                    473,111        433,503
--------------------------------------------------------------------------------------------
Commitments and contingencies (Note 14)
STOCKHOLDERS' EQUITY (Notes 10 and 13)
Common stock, no par value:
Authorized 20,000,000 shares; issued 4,253,441 and 4,232,169
 shares in 1999 and 1998, respectively                                 10,760          7,616
Additional paid in capital                                              3,807          3,660
Retained earnings                                                      25,568         25,978
Treasury stock at cost (458,964 and 475,112 shares in 1999
 and 1998, respectively)                                               (1,674)        (1,736)
Restricted stock (Note 8)                                                 (71)             0
Accumulated other comprehensive (loss) income                          (1,877)         1,113
--------------------------------------------------------------------------------------------
 Total stockholders' equity                                            36,513         36,631
--------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                          $509,624       $470,134
============================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

                                                                            Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                  1999             1998           1997
--------------------------------------------------------------------------------------------------------------
Interest income:
Interest and fees on loans                                        $   12,198        $   10,924      $    9,980
Interest and dividends on investment securities:
 Taxable interest income                                              18,241            18,315          19,173
 Non-taxable interest income                                             857               700             967
 Dividends                                                               344               197              38
Interest on Federal funds sold and securities purchased under
 agreement to resell                                                     452               550             548
--------------------------------------------------------------------------------------------------------------
Total interest income                                                 32,092            30,686          30,706
--------------------------------------------------------------------------------------------------------------
Interest expense:
 Interest on certificates of deposit $100,000 and over                 2,703             4,301           5,836
 Interest on other deposits                                            7,310             7,850           8,034
 Interest on borrowings                                                2,788             1,422             617
--------------------------------------------------------------------------------------------------------------
Total interest expense                                                12,801            13,573          14,487
--------------------------------------------------------------------------------------------------------------
 Net interest income                                                  19,291            17,113          16,219
 Provision for loan losses (Note 5)                                      108               120               0
--------------------------------------------------------------------------------------------------------------
 Net interest income after provision for loan losses                  19,183            16,993          16,219
--------------------------------------------------------------------------------------------------------------
Other income:
 Service charges, commissions and fees                                   863               748             638
 Other income                                                            228               223             139
 (Loss) gain on securities sold (Note 4)                                  (2)                0             334
--------------------------------------------------------------------------------------------------------------
Total other income                                                     1,089               971           1,111
--------------------------------------------------------------------------------------------------------------
Other expense:
 Salaries and employee benefits (Note 8)                               6,772             6,005           5,487
 Occupancy, net (Note 14)                                              1,251             1,063           1,015
 Premises and equipment (Notes 6 and 14)                               1,348             1,297           1,341
 Stationery and printing                                                 471               438             254
 Marketing and advertising                                               504               446             337
 Other                                                                 2,944             2,402           2,162
--------------------------------------------------------------------------------------------------------------
Total other expense:                                                  13,290            11,651          10,596
--------------------------------------------------------------------------------------------------------------
 Income before income tax expense                                      6,982             6,313           6,734
 Income tax expense (Note 9)                                           2,353             2,141           2,223
--------------------------------------------------------------------------------------------------------------
 Net income                                                       $    4,629        $    4,172      $    4,511
--------------------------------------------------------------------------------------------------------------
Earnings per share:
 Basic                                                            $     1.23        $     1.12      $     1.22
 Diluted                                                          $     1.22        $     1.10      $     1.21
Weighted average common shares outstanding:
 Basic                                                             3,775,846         3,741,478       3,710,804
 Diluted                                                           3,799,680         3,777,390       3,738,236
==============================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LOGO Center Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                           Years Ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------------
                                           Common
                                           Stock        Common     Additional
(in thousands,                             Shares        Stock       Paid In      Retained
except share data)                      Outstanding     Amount       Capital      Earnings
-------------------------------------------------------------------------------------------
Balance December 31, 1996                3,355,936     $ 4,468       $3,510      $ 23,738
------------------------------------------------------------------------------------------
YEAR 1997
Cash dividend                                                                      (1,863)
Common stock dividend                      167,863       2,557                     (2,557)
Issuance of common stock                    17,566         271
Exercise of stock options                      806                        3
Comprehensive income:
Net income                                                                          4,511
Unrealized holding gains on
 securities arising during the
 period (net of tax of $300)
Less reclassification adjustment
 for gains included in net
 income (net of tax of $114)
Net unrealized holding gain on
 securities arising during the
 period (net of tax $186)
Total comprehensive income
------------------------------------------------------------------------------------------
Balance December 31, 1997                3,542,171     $ 7,296       $3,513      $ 23,829
------------------------------------------------------------------------------------------
YEAR 1998
Cash dividend                                                                      (2,023)
Issuance of common stock                    18,264         320
Exercise of stock options                   17,714                      147
Comprehensive income:
Net income                                                                          4,172
Unrealized holding gain on secu-
 rities arising during the period
 (net of taxes of $347)
Total comprehensive income
------------------------------------------------------------------------------------------
Balance December 31, 1998                3,578,149     $ 7,616       $3,660      $ 25,978
------------------------------------------------------------------------------------------
YEAR 1999
Cash Dividend                                                                      (2,213)
Common stock dividend                      179,260       2,826                     (2,826)
Issuance of common stock                    20,920         318
Exercise of stock options                   11,600                       93
Restricted stock award                       4,548                       54
Comprehensive income:
Net income                                                                          4,629
Unrealized holding losses on
 securities arising during the
 period (net of taxes of
($1,540))
Less reclassification adjustment
 for losses included in net
 income (net of tax benefit $1)
Net unrealized holding loss on
 securities arising during the
 period (net of tax of ($1,541))
Total comprehensive income
------------------------------------------------------------------------------------------
Balance December 31,1999                 3,794,477     $10,760       $3,807      $ 25,568
==========================================================================================

[RESTUBBED TABLE]

                                             Years Ended December 31, 1999, 1998 and 1997
-----------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                                        Other          Stock-
(in thousands,                           Treasury     Restricted    Comprehensive     holders'
except share data)                         Stock         Stock          Income         Equity
-----------------------------------------------------------------------------------------------
Balance December 31, 1996                $ (1,814)      $   0         $    311       $ 30,213
---------------------------------------------------------------------------------------------
YEAR 1997
Cash dividend                                                                          (1,863)
Common stock dividend
Issuance of common stock                                                                  271
Exercise of stock options                       6                                           9
Comprehensive income:
Net income                                                                              4,511
Unrealized holding gains on
 securities arising during the
 period (net of tax of $300)                                               501
Less reclassification adjustment
 for gains included in net
 income (net of tax of $114)                                               220
                                                                      --------
Net unrealized holding gain on
 securities arising during the
 period (net of tax $186)                                                  281            281
                                                                                     --------
Total comprehensive income                                                              4,792
---------------------------------------------------------------------------------------------
Balance December 31, 1997                $ (1,808)      $   0         $    592       $ 33,422
---------------------------------------------------------------------------------------------
YEAR 1998
Cash dividend                                                                          (2,023)
Issuance of common stock                                                                  320
Exercise of stock options                      72                                         219
Comprehensive income:
Net income                                                                              4,172
Unrealized holding gain on secu-
 rities arising during the period
 (net of taxes of $347)                                                    521            521
                                                                      --------       --------
Total comprehensive income                                                              4,693
---------------------------------------------------------------------------------------------
Balance December 31, 1998                $ (1,736)      $   0         $  1,113       $ 36,631
---------------------------------------------------------------------------------------------
YEAR 1999
Cash Dividend                                                                          (2,213)
Common stock dividend
Issuance of common stock                                                                  318
Exercise of stock options                      45                                         138
Restricted stock award                         17         (71)
Comprehensive income:
Net income                                                                              4,629
Unrealized holding losses on
 securities arising during the
 period (net of taxes of
($1,540))                                                               (2,991)
Less reclassification adjustment
 for losses included in net
 income (net of tax benefit $1)                                              1
                                                                      --------
Net unrealized holding loss on
 securities arising during the
 period (net of tax of ($1,541))                                        (2,990)        (2,990)
                                                                                     --------
Total comprehensive income                                                              1,639
---------------------------------------------------------------------------------------------
Balance December 31,1999                 $ (1,674)      $ (71)        $ (1,877)      $ 36,513
=============================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                  Years Ended December 31,
------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                        1999           1998          1997
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                 $  4,629       $   4,172      $   4,511
Adjustments to reconcile net income to net cash
 Provided by operating activities:
Depreciation and amortization                                                 1,465           1,413          1,484
Provision for loan losses                                                       108             120              0
Provision for deferred taxes                                                   (267)            108            433
(Loss) gain on sale of investment securities available-for-sale                  (2)              0            334
(Increase) decrease in accrued interest receivable                             (607)            230             21
(Increase) decrease in other assets                                          (1,020)           (236)           197
(Decrease) increase in other liabilities                                       (492)            973            629
Amortization of premium and accretion of discount on
 investment securities, net                                                       7             179            217
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     3,821           6,959          7,826
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of investment securities available-for-sale         25,871          63,914         10,321
Proceeds from maturities of investment securities held to maturity           54,178          80,494         69,813
Proceeds from sales of investment securities available-for-sale               2,997               0         26,153
Purchase of securities available-for-sale                                   (35,743)        (63,817)       (84,256)
Purchase of securities held to maturity                                     (66,272)        (69,917)       (40,468)
Net increase in loans                                                       (19,001)        (17,738)       (14,618)
Property and equipment expenditures, net                                     (1,494)         (1,386)          (186)
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (39,464)         (8,450)       (33,241)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                                                     12,088         (58,843)         9,356
Dividends paid                                                               (2,213)         (2,023)        (1,863)
Proceeds from issuance of common stock                                          318             320            271
Net increase in short-term borrowings                                        28,150          51,902            700
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                          38,343          (8,644)         8,464
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          2,700         (10,135)       (16,951)
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                               15,975          26,110         43,061
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $ 18,675       $  15,975      $  26,110
------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
 Interest paid on deposits and short term borrowings                       $ 12,293       $  13,465      $  14,433
 Income taxes                                                              $  2,505       $   2,005      $   2,002
==================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LOGO Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of Center Bancorp, Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly-owned subsidiary, Union Center National Bank and its subsidiaries (the Bank). All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements.


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


CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and due from banks, Federal funds sold, and securities purchased under agreements to resell. Generally, Federal funds and securities purchased under agreements to resell are sold for one-day periods.


INVESTMENT SECURITIES

     The Corporation classifies investments into the following categories: (1) held to maturity securities, for which the Corporation has both the positive intent and ability to hold until maturity, are reported at amortized cost; (2) trading securities, which are purchased and held principally for the purpose of selling in the near term, are reported at fair value with unrealized gains and losses included in earnings; and (3) available-for-sale securities, which do not meet the criteria of the other two categories, are reported at fair value with unrealized gains and losses, net of applicable income taxes, reported as a component of accumulated other comprehensive income which is included in stockholders' equity and excluded from earnings.

     Investment securities held to maturity are adjusted for amortization of premiums and accretion of discounts which are recognized on a level yield method, as adjustments to interest income. Investment securities gains or losses are determined using the specific identification method.


INCOME TAXES

     The Corporation recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be settled.


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

     The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans include, at a minimum, non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are considered in the Bank's credit evaluation process. At December 31, 1999, total impaired loans were approximately $519,000, the Corporation did not have any impaired loans at December 31, 1998 or 1997. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

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

LOGO Center Bancorp, Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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


EARNINGS PER SHARE

     All share and per share amounts have been restated to reflect the 5% stock dividend distributed on June 1, 1999, the three-for-two stock split distributed in May of 1998 and the 5% stock dividend distributed in May 1997.

     Basic Earnings Per Share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes any additional common shares as if all potentially dilutive common shares were issued (e.g. stock options). The Corporation's weighted average common shares outstanding for diluted EPS include the effect of stock options outstanding using the Treasury Stock Method, which are not included in the calculation of basic EPS.

     Earnings per common share have been computed based on the following:



                                                           Years Ended December 31,
--------------------------------------------------------------------------------------
(in thousands)                                            1999        1998       1997
--------------------------------------------------------------------------------------
Net income                                              $4,629      $4,172      $4,511
--------------------------------------------------------------------------------------
Average number of common shares outstanding              3,776       3,741       3,711
Effect of dilutive options                                  22          36          27
Effect of restricted stock awards                            2           0           0
--------------------------------------------------------------------------------------
Average number of common shares outstanding used to
 calculate diluted earnings per common share             3,800       3,777       3,738
======================================================================================

TREASURY STOCK


     Treasury stock is recorded using the cost method and accordingly is presented as a reduction of stockholders' equity.


COMPREHENSIVE INCOME

     Total comprehensive income includes all changes in equity during a period from transactions and other events and circumstances from nonowner sources. The Bank's other comprehensive income is comprised of unrealized holding gains and losses on securities available-for-sale. Disclosure of comprehensive income for the years ended 1999, 1998 and 1997 is presented in the Consolidated Statements of Changes in Stockholders' Equity.

RECLASSIFICATIONS

     Certain reclassifications have been made in the consolidated financial statements for 1998 and 1997 to conform to the classifications presented in 1999.


NOTE 2: ACQUISITION

     On June 28, 1996, the Corporation acquired Lehigh Savings Bank SLA (Lehigh), a New Jersey chartered savings and loan association in a transaction accounted for under the purchase method of accounting. At June 28, 1996, Lehigh had assets of $70.9 million (primarily cash and cash equivalents of $53.0 million and loans of $15.0 million) and deposits and stockholders' equity of $68.2 million and $2.7 million, respectively. The Corporation paid $5.5 million in cash for Lehigh, resulting in goodwill of $3.8 million. The goodwill is being amortized on a straight-line basis over 15 years. The consolidated financial statements of the Corporation include assets, liabilities and results of operations of Lehigh since the acquisition date.


NOTE 3: CASH AND DUE FROM BANKS

     The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $189,000 and $238,000 at December 31, 1999 and 1998, respectively.


NOTE 4: INVESTMENT SECURITIES

     The following tables present information related to the Corporation's portfolio of securities held to maturity and available-for-sale at December 31, 1999 and 1998.



                                                                            December 31, 1999
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized       Fair
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations             $126,990         $108          $5,863       $121,235
Obligations of U.S. States and political subdivisions        36,939           53             879         36,113
Other securities                                             19,521           13             340         19,194
---------------------------------------------------------------------------------------------------------------
                                                           $183,450         $174          $7,082       $176,542
===============================================================================================================


                                                                            December 31, 1999
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized       Fair
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations             $ 88,300         $100          $2,665       $ 85,735
Obligations of U.S. states and political subdivisions        13,674            4             374         13,304
Other securities                                             14,879            1             191         14,689
Equity securities                                             6,762            0               0          6,762
---------------------------------------------------------------------------------------------------------------
                                                           $123,615         $105          $3,230       $120,490
===============================================================================================================

LOGO Center Bancorp, Inc.

NOTE 4: INVESTMENT SECURITIES (continued)


                                                                            December 31, 1998
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized       Fair
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. Government and federal agency obligations             $123,581        $1,192          $228        $124,545
Obligations of U.S. states and political subdivisions        36,881           947            28          37,800
Other securities                                             11,552           287             0          11,839
---------------------------------------------------------------------------------------------------------------
                                                           $172,014        $2,426          $256        $174,184
===============================================================================================================


                                                                            December 31, 1998
----------------------------------------------------------------------------------------------------------------
                                                                            Gross          Gross       Estimated
                                                           Amortized     Unrealized     Unrealized       Fair
(dollars in thousands)                                        Cost          Gains         Losses         Value
----------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. Government and federal agency obligations             $ 88,493        $1,446           $94        $ 89,845
Obligations of U.S. States and political subdivisions         9,225           264             0           9,489
Other securities                                             12,375           237             0          12,612
Equity securities                                             4,006             0             0           4,006
---------------------------------------------------------------------------------------------------------------
                                                           $114,099        $1,947           $94        $115,952
===============================================================================================================

     The following table presents information for investments in securities held to maturity and debt securities available-for-sale at December 31, 1999, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call privileges of the issuer.



                                               Held to Maturity           Available-for-Sale
-----------------------------------------------------------------------------------------------
                                                          Estimated                   Estimated
                                            Amortized        Fair       Amortized       Fair
(dollars in thousands)                         Cost         Value          Cost         Value
-----------------------------------------------------------------------------------------------
Due in one year or less                     $ 69,655      $ 66,013      $ 42,723      $ 41,043
Due after one year through five years         75,346        73,632        65,628        64,445
Due after five years through ten years        21,169        20,251         4,218         3,942
Due after ten years                           17,280        16,646        11,046        11,060
----------------------------------------------------------------------------------------------
                                            $183,450      $176,542      $123,615      $120,490
==============================================================================================

     During 1999 securities sold from the Corporation's available-for-sale portfolio amounted to approximately $3.0 million. The gross realized losses on securities sold amounted to $2,400 in 1999. During 1998 the Corporation did not sell any securities from its available-for-sale portfolio. Securities sold from the Corporation's available-for-sale portfolio during 1997 amounted to $26.2 million. In 1997, the Corporation recognized gross gains on sale of securities of $334,000. These securities were sold in the ordinary course of business.


     Investment securities having a carrying value of approximately $63.9 million and $83.1 million at December 31, 1999 and 1998, respectively, were pledged to secure public deposits, short-term borrowings, FHLB advances and for other purposes required or permitted by law.

NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES


     The following table sets forth the composition of the Corporation's loan portfolio at December 31, 1999 and 1998, respectively.



(dollars in thousands)                    1999          1998
-------------------------------------------------------------
Real estate--residential mortgage      $ 99,800      $ 91,189
Real estate--commercial                  24,484        21,338
Commercial and industrial                37,377        30,844
Installment                               7,100         5,642
All other                                   569         1,418
Less unearned income                       (241)         (332)
-------------------------------------------------------------
Loans, net of unearned income          $169,089      $150,099
=============================================================

     At December 31, 1999 and 1998 loans to officers and directors aggregated approximately $3,506,000 and $3,485,000 respectively. During the year ended December 31, 1999, the Corporation made new loans to officers and directors in the amount of $2,369,000; payments by such persons during 1999 aggregated $2,348,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.


     A summary of the activity in the allowance for loan losses is as follows:

(dollars in thousands)                            1999        1998       1997
------------------------------------------------------------------------------
Balance at the beginning of year                $1,326      $1,269      $1,293
Provision for loan losses                          108         120           0
Loans charged-off                                  (23)        (70)        (31)
Recoveries on loans previously charged-off          12           7           7
------------------------------------------------------------------------------
Balance at the end of year                      $1,423      $1,326      $1,269
==============================================================================

     Total non-performing assets, are comprised of the outstanding balances of accruing loans which are 90 days or more past due as to principal or interest payments, non-accrual loans and other real estate owned. Total non-performing assets at December 31, 1999 and 1998 were as follows:



(dollars in thousands)                                      1999     1998
--------------------------------------------------------------------------
Loans past due in excess of 90 days and still accruing      $  0     $ 24
Non-accrual loans                                            292       41
Other real estate owned                                       73       73
-------------------------------------------------------------------------
Total non-performing assets                                 $365     $138
=========================================================================

     The amount of interest income that would have been recorded on non-accrual loans in 1999, 1998 and 1997 had payments remained in accordance with the original contractual terms, approximated $15,367, $3,000 and $2,800 respectively, while no interest income was received on these types of assets in 1999, 1998 and 1997, resulting in a loss of interest income of $15,367, $3,000 and $2,800, respectively.


     At December 31, 1999, total impaired loans were approximately $519,000, the Corporation did not have any impaired loans at December 31, 1998 or 1997. Although classified as substandard, the impaired loans were current with respect to principal and interest payments. The Corporation's total average impaired loans during 1999 were $493,000 and $0 during 1998. Interest income on impaired loans totaled $41,430 and $0 in 1999 and 1998, respectively.

LOGO Center Bancorp, Inc.

NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES (continued)

     At December 31, 1999, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.

     The Bank's policy is to generally grant commercial, mortgage, and installment loans to New Jersey residents and businesses within its trading area. The borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the borrowers' underlying collateral, value of the underlying collateral, and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control. The Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or personal guarantees are required for virtually all loans.


NOTE 6: BANK PREMISES AND EQUIPMENT

     A summary of the Corporation's premises and equipment at December 31, 1999 and 1998 follows:



(dollars in thousands)                                1999        1998
-----------------------------------------------------------------------
Land                                                $ 1,649     $ 1,649
Buildings                                             6,017       5,653
Furniture, fixtures and equipment                     8,549       7,778
Leasehold improvements                                1,410       1,105
-----------------------------------------------------------------------
Subtotal                                             17,625      16,185
Less accumulated depreciation and amortization        7,847       6,759
-----------------------------------------------------------------------
Total                                               $ 9,778     $ 9,426
=======================================================================

     Depreciation expense for the three years ended December 31, 1999 amounted to $1,142,743 in 1999, $1,090,733 in 1998 and $1,159,847 in 1997, respectively.



NOTE 7: FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

     At December 31, 1999 advances from the Federal Home Loan Bank of New York(FHLB) amounted to $50,000,000, compared to $40,000,000 at December 31, 1998. There were no FHLB advances outstanding at December 31, 1997. The FHLB advances have a weighted average interest rate of 5.35 percent and 4.80 percent at December 31, 1999 and December 31, 1998, respectively. These advances are secured by pledges of FHLB stock, 1-4 family residential mortgages and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of FHLB while others have fixed maturity dates and at December 31, 1999, and 1998 are scheduled for repayment as follows:



(dollars in thousands)        1999         1998
------------------------------------------------
2000                        $50,000      $     0
2003                              0       10,000
2008                              0       30,000
------------------------------------------------
Total                       $50,000      $40,000
================================================

     Other borrowings consisting of securities sold under agreements to repurchase had average balances of $19,484,000, $8,455,000, and $10,858,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The maximum amount outstanding at any month end during 1999, 1998 and 1997 respectively was $30,752,000, $15,063,000 and $27,320,000


NOTE 8: PENSION AND BENEFITS

     The Corporation maintains a non-contributory pension plan for substantially all of its employees. The benefits are based on years of service and the employee's compensation over the prior five-year period. The plan's assets consist primarily of an insurance annuity. In addition, the Corporation has a non-qualified retirement plan which is designed to supplement the pension plan for key employees.

     In 1998 the Corporation adopted a Director's Retirement Plan, which is designed to provide retirement benefits for members of the Board of Directors. The expense associated with the plan amounted to $116,359 for 1999 and 1998 and is included in non-interest expense.

     The following table sets forth change in projected benefit obligation, change in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 1999 and 1998.



Change in Benefit Obligation (dollars in thousands)         1999          1998
--------------------------------------------------------------------------------
Projected benefit obligation at beginning of year        $  4,578      $  4,499
 Service cost                                                 335           332
 Interest cost                                                334           328
 Actuarial loss (gain)                                        414          (367)
 Benefits paid                                               (235)         (214)
-------------------------------------------------------------------------------
Projected benefit obligation at end year                 $  5,426      $  4,578
===============================================================================
Change in Plan Assets
-------------------------------------------------------------------------------
Fair value of plan assets at beginning year              $  4,369      $  3,981
 Actual return on plan assets                                 281           415
 Employer contributions                                        71           187
 Benefits paid                                               (235)         (214)
-------------------------------------------------------------------------------
 Fair value of plan assets at end of year                $  4,486      $  4,369
===============================================================================
 Funded status                                           $   (940)     $   (209)
 Unrecognized net asset                                       (10)          (13)
 Unrecognized prior service cost                              125           140
 Unrecognized net actuarial gain                             (540)       (1,034)
-------------------------------------------------------------------------------
 Accrued benefit cost                                    $ (1,365)     $ (1,116)
===============================================================================


     The net periodic pension cost for 1999, 1998 and 1997 includes the following components.



(dollars in thousands)              1999       1998       1997
---------------------------------------------------------------
Service cost                       $  335     $  332     $  246
Interest cost                         334        328        296
Actual return on plan assets         (281)      (415)      (446)
Net amortization and deferral         (69)       115        168
---------------------------------------------------------------
Net periodic pension expense       $  319     $  360     $  264
===============================================================

LOGO Center Bancorp, Inc.

NOTE 8: PENSION AND BENEFITS (continued)

     The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.



                                                        1999         1998         1997
----------------------------------------------------------------------------------------
Discount rate                                            7.50%        7.50%        7.50%
Rate of compensation increase                            6.50%        6.50%        6.50%
Expected long-term rate of return on plan assets         8.00%        8.00%        8.00%
========================================================================================

401K BENEFIT PLAN

     The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. For 1999, 1998, and 1997, employer contributions amounted to $74,099, $61,691 and $60,777, respectively.


STOCK OPTION PLANS

     At the 1999 Annual Meeting of Shareholders, the shareholders approved the adoption of the Center Bancorp, Inc. 1999 Employee Stock Incentive Plan. Under this Plan an aggregate of 179,000 shares are authorized for issuance. Such shares may be treasury shares or newly issued shares or a combination thereof.

     This Plan permits Center Bancorp, Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiary. The options granted under this Plan are intended to be either incentive stock options or non-qualified options. This Plan also authorizes the grant of restricted stock awards.

     Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant. Upon the exercise of options, proceeds received in excess of the average treasury cost of the shares are credited to additional paid in capital.

     Changes in options outstanding during the past three years were as follows:



                                                 Exercise Price Range
Stock Option Plan                      Shares         Per Share
---------------------------------------------------------------------
Outstanding, December 31, 1996,
 (133,880 shares exercisable)         164,093      $10.95 to $11.77
Granted during 1997                    15,629          $ 13.12
Exercised during 1997                    (846)         $ 10.95
Expired or canceled during 1997             0
---------------------------------------------------------------------
Outstanding, December 31, 1997,
 (153,411 shares exercisable)         178,876      $10.95 to $13.12
Granted during 1998                         0
Exercised during 1998                 (18,600)     $10.95 to $13.12
Expired or canceled during 1998             0
---------------------------------------------------------------------
Outstanding, December 31, 1998,
 (150,125 shares exercisable)         160,276      $10.95 to $13.12
Granted during 1999                    42,970          $ 15.50
Exercised during 1999                 (11,700)     $10.98 to $11.80
Expired or canceled during 1999             0
---------------------------------------------------------------------
Outstanding, December 31, 1999,
 (143,370 shares exercisable)         191,546      $10.95 to $15.50
=====================================================================

Fair Value of Stock Options Grants

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model

     The following weighted-average assumptions were used for the grants of options in 1999:

o Dividend yield of 4.00%

o Expected volatility of 22.0%

o Risk-free interest rates based upon equivalent-term Treasury Rates

o Expected options lives were contractual lives at the date of grant

     The following weighted-average assumptions were used for the grants of options in 1997:

o Dividend yield of 3.70%

o Expected volatility of 44.3%

o Risk-free interest rates based upon equivalent-term Treasury Rates

o Expected options lives were the contractual lives at the date of grant

LOGO Center Bancorp, Inc.

NOTE 8: PENSION AND BENEFITS (continued)

     The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 1999. There were no grants of stock options in 1998.



                                            1999                         1998                        1997
--------------------------------------------------------------------------------------------------------------------
                                  Options       Weighted       Options       Weighted       Options       Weighted
                                  Granted     Average Fair     Granted     Average Fair     Granted     Average Fair
                                                  Value                        Value                       Value
--------------------------------------------------------------------------------------------------------------------
Incentive stock options                0         $    0       0                 $0               0        $    0
Non-qualifying stock options      42,970         $ 2.97       0                 $0               0        $    0
Director's plan                        0         $    0       0                 $0          15,629        $ 5.54
--------------------------------------------------------------------------------------------------------------------
Total                             42,970         $ 2.97       0                 $0          15,629        $ 5.54
====================================================================================================================

     Under APB Opinion 25, compensation cost for the stock options is not recognized because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant. Had compensation expense been recorded for stock options granted as determined under SFAS 123, net income would have been reduced by approximately $30,450 in 1999, $19,000 in 1998 and 1997, which would have changed the Corporation's basic earnings per share, by $.01 in 1999, 1998 and 1997 and would have reduced the diluted earnings per share by $.01 in 1999 and 1997.


RESTRICTED STOCK

     Restricted Stock may be awarded to key employees providing for the immediate award of the Corporation's common stock subject to certain vesting and other restrictions. During 1999, 4,548 shares were awarded and issued from treasury shares to a trust. The Fair Value of the shares at the date of the award will be amortized into salary expense over the vesting period. There were no awards of restricted stock in 1998 or 1997. The amount of compensation costs related to restricted stock awards included in salary expense amounted to $7,000 in 1999. As of December 31, 1999, none of the restricted stock awards were vested.


NOTE 9: INCOME TAXES

     The current and deferred amounts of income tax expense for the years ended December 31, 1999, 1998 and 1997, respectively, are as follows: (dollars in thousands)



(dollars in thousands)         1999          1998       1997
-------------------------------------------------------------
CURRENT:
Federal                       $2,526       $1,871      $1,569
State                            94           162         221
-------------------------------------------------------------
                              2,620         2,033       1,790
-------------------------------------------------------------
DEFERRED:
Federal                        (263)          108         433
State                            (4)            0           0
-------------------------------------------------------------
Income tax expense            $2,353       $2,141      $2,223
=============================================================

     A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:

(dollars in thousands)                                 1999           1998         1997
-----------------------------------------------------------------------------------------
Income before income tax expense                     $6,982         $ 6,313       $ 6,734
Federal statutory rate                                   34%             34%           34%
-----------------------------------------------------------------------------------------
Compute "expected" Federal income tax expense         2,374           2,146         2,289
State tax net of Federal tax benefit                     59             107           144
Decrease in valuation allowance                          (4)              0             0
Tax-exempt interest and dividends                      (291)           (223)         (298)
Other, net                                              215             111            88
-----------------------------------------------------------------------------------------
Income tax expense                                   $2,353         $ 2,141       $ 2,223
=========================================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 1999 and 1998 are presented below.

(dollars in thousands)                                       1999         1998
--------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses                                $  289       $  234
   Pension expense                                             617          392
   Organization cost                                            58            0
   Unrealized losses on securities available-for-sale        1,248            0
   Operating loss carry forward                                  0           35
-------------------------------------------------------------------------------
   Total gross deferred tax asset                            2,212          661
   Valuation allowance                                         (54)         (58)
-------------------------------------------------------------------------------
   Net deferred tax asset                                   $2,158       $  603
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                             $  280       $  283
   Market discount accretion                                    97           69
   Deferred fee expense-mortgages                              206          190
   Unrealized gains on securities available-for-sale             0          740
   Other                                                        19           20
-------------------------------------------------------------------------------
     Total gross deferred tax liabilities                      602        1,302
-------------------------------------------------------------------------------
     Net deferred tax asset (liability)                     $1,556       $ (699)
===============================================================================


     Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carrybacks on a federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 1999 and 1998, respectively.

     The valuation allowance is due to the state tax effect of the net deductible temporary difference calculated on a separate company basis. The valuation allowance for deferred tax assets as of December 31, 1999 was $54,000 compared to $58,000 in 1998.


NOTE 10: REGULATORY CAPITAL REQUIREMENTS

     FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1999, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

     Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution.

LOGO Center Bancorp, Inc.

NOTE 10: REGULATORY CAPITAL REQUIREMENTS (continued)

Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of financial institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

     The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

     As of December 31, 1999, management believes that the Bank meets all capital adequacy requirements to which it is subject and is a well-capitalized institution under the prompt corrective action regulations.

     The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1999 and 1998, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:



                                                           FDIC Requirements
--------------------------------------------------------------------------------------------------------
                               Union Center National        Minimum Capital         For Classification
                                   Bank Actuals                Adequacy             as Well Capitalized
--------------------------------------------------------------------------------------------------------
(dollars in thousands)          Amount        Ratio       Amount        Ratio       Amount       Ratio
--------------------------------------------------------------------------------------------------------
December 31, 1999
Leverage (Tier 1) capital      $35,496       6.90%        $20,574      4.00%         $25,717       5.00%
--------------------------------------------------------------------------------------------------------
Risk-based capital:
  Tier 1                        35,496      14.61%          9,721      4.00%          14,582       6.00%
    Total                       36,919      15.19%         19,442      8.00%          24,303      10.00%
--------------------------------------------------------------------------------------------------------
December 31, 1998
--------------------------------------------------------------------------------------------------------
Leverage (Tier 1) capital      $32,092       6.85%        $18,760      4.00%         $23,298       5.00%
--------------------------------------------------------------------------------------------------------
Risk-based capital:
--------------------------------------------------------------------------------------------------------
  Tier 1                        32,092      14.66%          8,633      4.00%          12,949       6.00%
    Total                       33,418      15.48%         17,625      8.00%          21,581      10.00%
========================================================================================================

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS


     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

     The carrying amounts for cash and cash-equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of investment securities is estimated based on bid quotations received from securities dealers.

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

     The fair value of deposits with no stated maturity, such as Non-interest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 1999 and 1998. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

     Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities,goodwill, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

LOGO Center Bancorp, Inc.

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

     The estimated fair value of the Corporation's financial instruments are as follows:

                                                                    December 31,
--------------------------------------------------------------------------------------------------
                                                           1999                      1998
--------------------------------------------------------------------------------------------------
                                                   Carrying       Fair       Carrying       Fair
(dollars in thousands)                              Amount        Value       Amount        Value
--------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and cash equivalents                          $ 18,675     $ 18,675     $ 15,975     $ 15,975
Investments Available-for-Sale                      120,490      120,490      115,952      115,952
Investments Held to Maturity                        183,450      176,542      172,014      174,184
Net loans                                           167,666      165,371      148,773      150,621
FINANCIAL LIABILITIES:
Non-interest bearing deposits                      $ 94,829     $ 94,829     $ 82,072     $ 82,072
Interest-bearing deposits                           294,426      294,403      295,095      296,170
Federal funds purchased, securities sold under
 agreement to repurchase and FHLB advances         $ 80,752     $ 80,731     $ 52,602     $ 50,402
==================================================================================================

NOTE 12: PARENT CORPORATION ONLY FINANCIAL STATEMENTS

     Center Bancorp, Inc. operates its wholly-owned subsidiary, Union Center National Bank. The earnings of this subsidiary are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiary and dividends paid reduce the investment in the subsidiary. The ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see Note 13). Condensed financial statements of the Parent Corporation only are as follows:


CONDENSED STATEMENTS OF CONDITION



                                                      At December 31,
-----------------------------------------------------------------------
(dollars in thousands)                               1999        1998
-----------------------------------------------------------------------
ASSETS
   Cash and cash equivalents                       $   144      $   353
   Investment in subsidiary                         36,360       36,271
   Other assets                                        578          548
-----------------------------------------------------------------------
   Total assets                                    $37,082      $37,172
=======================================================================
LIABILITIES AND STOCKHOLDERS'
 EQUITY
   Other liabilities                               $   569      $   541
   Stockholders' equity                             36,513       36,631
-----------------------------------------------------------------------
   Total liabilities and stockholders' equity      $37,082      $37,172
=======================================================================

CONDENSED STATEMENTS OF INCOME

                                                        For years ended December 31,
-------------------------------------------------------------------------------------
(dollars in thousands)                                   1999        1998       1997
-------------------------------------------------------------------------------------
Income
   Dividend income from subsidiary                     $1,663      $1,720      $1,677
   Management fees                                         59          50          43
-------------------------------------------------------------------------------------
   Total Income                                         1,722       1,770       1,720
Expenses                                                  173         159         160
-------------------------------------------------------------------------------------
   Net income before equity in earnings of
    subsidiary                                          1,549       1,611       1,560
   Undistributed equity in earnings of subsidiary       3,080       2,561       2,951
-------------------------------------------------------------------------------------
   Net Income                                          $4,629      $4,172      $4,511
=====================================================================================


CONDENSED STATEMENTS OF CASH FLOWS

                                                           For years ended December 31,
--------------------------------------------------------------------------------------------
(dollars in thousands)                                     1999          1998         1997
--------------------------------------------------------------------------------------------
Operating Activities:
Net income                                              $ 4,629        $  4,172     $  4,511
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Undistributed equity in earnings of subsidiary        (3,080)         (2,561)      (2,951)
   Other, net                                                (1)             31          (35)
--------------------------------------------------------------------------------------------
     Net cash provided by operating activities            1,548           1,642        1,525
--------------------------------------------------------------------------------------------
Investing Activities:
     Net cash used in investing activities                    0               0            0
--------------------------------------------------------------------------------------------
Financing Activities:
Cash Dividends                                           (2,213)         (2,023)      (1,863)
Proceeds from exercise of stock options                     138             219            9
Proceeds from issuance of common stock                      318             320          271
--------------------------------------------------------------------------------------------
     Net cash used in financing activities               (1,757)         (1,484)      (1,583)
--------------------------------------------------------------------------------------------
Increase (decrease) in cash                                (209)            158          (58)
Cash and cash equivalents at beginning of year              353             195          253
--------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of year            $   144        $    353     $    195
============================================================================================

NOTE 13: DIVIDENDS AND OTHER RESTRICTIONS

     Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the subsidiary bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the Bank's capital. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with its retained profits for the two preceding years. At December 31, 1999, $10,311,600 was available for the payment of dividends.

LOGO Center Bancorp, Inc.

NOTE 14: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

     In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $36,991,000, ($36,475,000 subject to variable rate indices and $516,000 fixed rate commitments) as of December 31, 1999. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $7,242,000 and $6,731,000 as of December 31, 1999 and 1998, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Corporation controls credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit related terms and conditions from the customer. In the opinion of management the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

     A substantial portion of the Bank's loans are one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in the real estate market.

     Non-interest expenses include rentals for premises and equipment of $325,765 in 1999, $264,825 in 1998, and $203,168 in 1997. At December 31, 1999,
Center Bancorp, Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 2000 through 2004 are $353,664, $363,456, $379,286, $399,188, and
$420,208 respectively. Minimum rentals due 2005 and after are $636,987.

     On November 18, 1999, the Corporation executed a Purchase Agreement with the Town of Morristown, New Jersey in the amount of $751,000 to purchase at public auction property located at 214 South Street. At that date, the Corporation deposited the sum of $50,000 with the Town Officer conducting the auction.

     The Corporation is subject to claims and lawsuits which arise in the ordinary course of business. Based upon the information currently available and advice received from legal counsel representing the Corporation in connection with such claims, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse impact on the consolidated financial position or results of operations, or liquidity of the Corporation.

NOTE 15: QUARTERLY FINANCIAL INFORMATION CENTER BANCORP, INC., (unaudited)

                                                                              1999
--------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)      4th Quarter     3rd Quarter     2nd Quarter     1st Quarter
--------------------------------------------------------------------------------------------------------------
Total interest income                              $    8,453      $    8,171      $    7,928      $    7,540
Total interest expense                                  3,479           3,283           3,090           2,949
Net interest income                                     4,974           4,888           4,838           4,591
Provision for loan losses                                  36              36              18              18
Other income                                              289             286             270             246
Other expense                                           3,500           3,347           3,312           3,132
Income before income taxes                              1,727           1,791           1,778           1,687
Net income                                              1,166           1,162           1,170           1,131
Earnings per share:
Basic                                              $     0.31      $     0.31      $     0.31      $     0.30
Diluted                                            $     0.31      $     0.30      $     0.31      $     0.30
Weighted average common shares outstanding:
Basic                                               3,787,679       3,782,645       3,774,570       3,760,772
Diluted                                             3,810,573       3,810,573       3,798,112       3,787,237
-------------------------------------------------------------------------------------------------------------


                                                                              1998
--------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)      4th Quarter     3rd Quarter     2nd Quarter     1st Quarter
--------------------------------------------------------------------------------------------------------------
Total interest income                              $    7,676      $    7,758      $    7,727      $    7,525
Total interest expense                                  3,125           3,406           3,577           3,465
Net interest income                                     4,551           4,352           4,150           4,060
Provision for loan losses                                  30              30              30              30
Other income                                              280             262             206             223
Other expense                                           3,130           3,101           2,843           2,577
Income before income taxes                              1,671           1,483           1,483           1,676
Net income                                              1,104             979             956           1,133
Earnings per share:
Basic                                              $     0.29      $     0.26      $     0.26      $     0.30
Diluted                                            $     0.29      $     0.26      $     0.25      $     0.30
Weighted average common shares outstanding:
Basic                                               3,754,983       3,748,815       3,735,908       3,726,115
Diluted                                             3,787,151       3,777,723       3,773,821       3,770,864
-------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT



 [GRAPHIC OMITTED]

The Board of Directors and Stockholders Center Bancorp, Inc.:

     We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.





KPMG LLP


Short Hills, New Jersey
January 28, 2000

54