Form 10-K, Exhibit 13
period 2000-12-31
CENTER BANCORP INC
filed 2001-03-30
CIK 712771


FINANCIAL HIGHTLIGHTS

                                                                        FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
                                                                                                     PERCENT
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                          2000             1999           CHANGE
-------------------------------------------------------------------------------------------------------------
EARNINGS
Net Interest Income                                          $      19,472    $      19,291             0.94%
Provision for Loan Losses                                              363              108           236.11
Other Income                                                         1,711            1,091            56.83
Loss on Securities Sold                                                (78)              (2)         3800.00
Other Expenses                                                      13,347           13,290             0.43
Net Income                                                           5,005            4,629             8.12
Cash Dividends Declared                                      $       2,265    $       2,213             2.35
-------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Income
      Basic                                                  $        1.33    $        1.23             8.13%
      Diluted                                                         1.32             1.22             8.20
Cash Dividends Paid                                                   0.60             0.58             3.45
Book Value                                                           10.52             9.62             9.36
Tangible Book Value                                          $        9.87    $        8.90            10.90
-------------------------------------------------------------------------------------------------------------
AT YEAR END:
Market Value                                                          Bid        Ask        Bid        Ask
Per common share                                                    $21.00     $21.25     $15.00     $15.63
-------------------------------------------------------------------------------------------------------------
AT YEAR END:
Investment Securities                                        $     330,267    $     303,940             8.66%
Loans                                                              198,949          169,089            17.66
Assets                                                             569,553          509,624            11.76
Deposits                                                           425,296          389,255             9.26
FHLB advances                                                       50,000           50,000               --
Federal funds purchased and securities sold
      under agreements to repurchase                                51,262           30,752            66.69
Stockholders' Equity                                         $      39,182    $      36,513             7.31
Shares Outstanding                                               3,725,529        3,794,477            (1.82)
-------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average assets                                              0.94%            0.92%
-------------------------------------------------------------------------------------------------------------
Return on average stockholders' equity                               13.43%           12.44%
Return on tangible average stockholders' equity                      14.43%           13.50%
-------------------------------------------------------------------------------------------------------------
Cash dividend declared as a
     percent of Net Income                                           45.25%           47.81%
-------------------------------------------------------------------------------------------------------------
Average stockholders' equity as a percent of average
    total assets                                                      6.97%            7.43%
Tangible Average stockholders' equity as a
     percent of average total assets                                  6.52%            6.92%
-------------------------------------------------------------------------------------------------------------
Stockholders' equity as a percent of total assets                     6.88%            7.16%
Tangible Stockholders' equity as a percent of total assets            6.48%            6.66%
-------------------------------------------------------------------------------------------------------------
Average Risk Based Tier I Capital Ratio                              13.24%           15.44%
Average Risk Based Tier I and Tier II Capital                        13.79%           16.06%
Tier I Leverage Ratio                                                 6.60%            6.93%
-------------------------------------------------------------------------------------------------------------

[CENTER BANCORP, INC. LOGO]

SUMMARY OF SELECTED STATISTICAL INFORMATION
AND FINANCIAL DATA

                                                                         YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 2000           1999           1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
SUMMARY OF INCOME
Interest income                                $    35,655    $    32,092    $    30,686    $    30,706    $    26,430
Interest expense                                    16,183         12,801         13,573         14,487         11,586
Net interest income                                 19,472         19,291         17,113         16,219         14,844
Provision (credit) for loan losses                     363            108            120             --           (132)
Net interest income after provision
        (credit) for loan losses                    19,109         19,183         16,993         16,219         14,976
Other income                                         1,633          1,089            971          1,111            727
Other expense                                       13,347         13,290         11,651         10,596          9,910
Income before income tax expense                     7,395          6,982          6,313          6,734          5,793
Income tax expense                                   2,390          2,353          2,141          2,223          1,636
Net income                                     $     5,005    $     4,629    $     4,172    $     4,511    $     4,157
----------------------------------------------------------------------------------------------------------------------
STATEMENT OF FINANCIAL CONDITION DATA
        Investments                            $   330,267    $   303,940    $   287,966    $   298,298    $   280,123
        Total loans                                198,949        169,089        150,099        132,424        117,830
        Total assets                               569,553        509,624        470,134        473,112        459,218
        Deposits                                   425,296        389,255        377,167        436,010        426,654
        Stockholders' equity                   $    39,182    $    36,513    $    36,631    $    33,422    $    30,213
----------------------------------------------------------------------------------------------------------------------
DIVIDENDS
        Cash dividends                         $     2,265    $     2,213    $     2,023    $     1,863    $     1,787
        Dividend payout ratio                         45.3%          47.8%          48.5%          41.3%          43.0%
----------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE
        Cash dividends                         $      0.60    $      0.58    $      0.52    $      0.50    $      0.48
----------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
        Basic                                  $      1.33    $      1.23    $      1.12    $      1.22    $      1.13
        Diluted                                $      1.32    $      1.22    $      1.10    $      1.21    $      1.13
----------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
        Basic                                    3,774,482      3,775,846      3,741,478      3,710,804      3,689,444
        Diluted                                  3,794,323      3,799,680      3,777,390      3,738,236      3,698,708
----------------------------------------------------------------------------------------------------------------------
OPERATING RATIOS
        Return on average assets                      0.94%          0.92%          0.88%          0.94%          1.00%
        Return on tangible average equity            14.43%         13.50%         12.93%         15.92%         15.21%
----------------------------------------------------------------------------------------------------------------------
BOOK VALUE
        Book value per common share            $     10.52    $      9.62    $      9.75    $      8.99    $      8.17
        Tangible book value per common share   $      9.87    $      8.90    $      8.94    $      8.08    $      7.17
----------------------------------------------------------------------------------------------------------------------
NON-FINANCIAL INFORMATION
        Common stockholders                            581            603            606            609            633
        Staff--Full time equivalent                    156            162            153            140            151
----------------------------------------------------------------------------------------------------------------------

Footnote: All per share amounts have been adjusted retroactively for stock splits and stock dividends during the periods presented.

[CENTER BANCORP, INC. LOGO]


MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

        The following introduction to Management's Discussion and Analysis highlights the principal factors that contributed to Center Bancorp's earnings performance in 2000.

         Center Bancorp's performance for 2000 was highlighted by loan growth, in the commercial, mortgage and consumer loan portfolios, with consistent asset quality. Commensurate with the growth in the loan portfolio, the Corporation recorded a $363,000 provision for loan losses during 2000.

         Net income for the year ended December 31, 2000, amounted to $5,005,000 as compared to $4,629,000 and $4,172,000 earned in 1999 and 1998, respectively. Basic earnings per share for 2000 amounted to $1.33 as compared to $1.23 and $1.12 earned in 1999 and 1998, respectively. Diluted earnings per share were $1.32 for 2000 compared to $1.22 in 1999 and $1.10 in 1998.These figures have been restated to reflect the 5% Stock Dividend distributed June 1, 1999, and the three-for-two stock split distributed in 1998.

         Earnings performance for 2000 reflected increased net interest income and non-interest income and a reduction in the effective tax rate, offset in part by an increase in operating expenses. These expenses were a direct result of the growth and expansion of Union Center National Bank (the "Bank"). Net interest income increased primarily as a result of a change in the asset mix, and increases in loans, despite a compression of the net interest margin driven by higher interest rates and resulting in higher rates paid on deposits and borrowings.

         The Corporation's total assets at December 31, 2000 amounted to $569.6 million, increasing $59.9 million or 11.8 percent from December 1999 levels. The return on average assets was 0.94 percent in 2000, as compared with 0.92 percent and 0.88 percent in 1999 and 1998 respectively.

         A continuing key element of the Corporation's consistent performance is its strong capital base. The Corporation's risk-based capital ratios at December 31, 2000 were 12.9 percent for Tier I capital and 13.5 percent for total risk-based capital. These ratios substantially exceed the minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. From a performance viewpoint, return on tangible average shareholders' equity was 14.4 percent in 2000, compared with 13.5 percent for 1999 and 12.9 percent in 1998.

         Non-historical statements set forth in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may use such forward-looking terminology as "expect", "look", "believe', "plan", "anticipate", "may", "will" or similar statements or variations of such terms or otherwise express views concerning trends and the future. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, the direction of interest rates, continued levels of loan quality and origination volume, continued relationships with major customers including sources for loans, as well as the effects of economic conditions and legal and regulatory barriers and structure, including those relating to the deregulation of the financial services industry. Actual results may differ materially from such forward-looking statements. Center Bancorp, Inc. assumes no obligation for updating any such forward-looking statements at any time.

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

         Net interest income is directly affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities which support those assets, as well as changes in the rates earned and paid. Net interest income is presented in this financial review on a fully tax-equivalent basis, whereby tax-exempt income (primarily interest earned on various obligations of state and political subdivisions) is adjusted by the amount of income tax which would have been paid had the assets been invested in taxable issues. Consequently, the net interest income data presented in this financial review differ from the Corporation's net interest income components of the consolidated financial statements presented elsewhere in this report.

         The following table presents the components of net interest income (on a tax-equivalent basis) for the past three years.

                                                         2000                         1999                        1998
------------------------------------------------------------------------------------------------------------------------------------
                                                     INCREASE                     INCREASE                    INCREASE
                                                    (DECREASE)                   (DECREASE)                  (DECREASE)
                                                         FROM                         FROM                        FROM
                                                        PRIOR   PERCENT              PRIOR   PERCENT              PRIOR     PERCENT
(DOLLARS IN THOUSANDS)                       AMOUNT      YEAR    CHANGE   AMOUNT      YEAR    CHANGE   AMOUNT      YEAR      CHANGE
------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Investments                                 $20,872   $ 1,430       7.4  $19,442   $   230       1.2  $19,212   $  (966)      (4.8)
Loans, including fees                        14,407     2,209      18.1   12,198     1,274      11.7   10,924       944        9.5
Federal funds sold and securities
        purchased under agreement
        to resell                               376       (76)    (16.8)     452       (98)    (17.8)     550         2        0.4
------------------------------------------------------------------------------------------------------------------------------------
Total interest income                        35,655     3,563      11.1   32,092     1,406       4.6   30,686       (20)      (0.1)
------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Certificates $100,000 or more                 3,482       779      28.8    2,703    (1,598)    (37.2)   4,301    (1,535)     (26.3)
Deposits                                      8,762     1,452      19.9    7,310      (540)     (6.9)   7,850      (184)      (2.3)
Borrowings                                    3,939     1,151      41.3    2,788     1,366      96.1    1,422       805      130.5
------------------------------------------------------------------------------------------------------------------------------------
Total interest expense                       16,183     3,382      26.4   12,801      (772)     (5.7)  13,573      (914)      (6.3)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income *                        19,472       181       0.9   19,291     2,178      12.7   17,113       894        5.5
Tax-equivalent adjustment                       409       (32)     (7.3)     441        80      22.2      361      (120)     (25.0)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income on a fully
        tax-equivalent basis                $19,881   $   149       0.8  $19,732   $ 2,258      12.9  $17,474   $   774        4.6
====================================================================================================================================

* Before the provision for loan losses

NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest earned on securities of state and political subdivisions.

[CENTER BANCORP, INC. LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

NET INTEREST INCOME

         Net interest income on a fully tax-equivalent basis increased $149,000 or .8 percent to $19.9 million during 2000 from $19.7 million for 1999. The net interest margin decreased from 4.20 percent in 1999 to 3.98 percent for 2000. The change in net interest income was due primarily to an increased volume of interest-earning assets offset in large part by a higher cost of funds, reflecting the increase in short-term interest rates that prevailed throughout most of 2000. Average interest-earning assets for 2000 amounted to $499.4 million compared to $469.7 million for 1999. Average interest-bearing liabilities increased $28.8 million during 2000 to $404.6 million from $375.8 million in 1999. Net average interest-earning assets increased from $93.3 million in 1999 to $94.8 in 2000. The 2000 change in average balances was primarily due to increased volumes of interest-bearing assets, primarily loans.

         The average yield on interest-earning assets increased from 6.93 percent in 1999 to 7.22 percent in 2000 while there was a greater increase in the average cost of interest-bearing liabilities (3.41 percent in 1999 versus
4.00 percent in 2000), reflecting an increase in short-term interest rates that prevailed through most of 2000.

         The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing on page 17 and on pages 19 and 33, each of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 33 (Average Statements of Condition with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of income produced from interest-earning assets and the amount of expense resulting from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets. The table presented on page 19 (Analysis of Variance in Net Interest Income Due to Volume and Rates) quantifies the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

ANALYSIS OF VARIANCE IN NET INTEREST
INCOME DUE TO VOLUME AND RATES

                                                                      2000/1999                              1999/1998
                                                                 INCREASE (DECREASE)                     INCREASE (DECREASE)
                                                                   DUE TO CHANGE IN:                      DUE TO CHANGE IN:
------------------------------------------------------------------------------------------------------------------------------------
                                                           AVERAGE      AVERAGE          NET      AVERAGE      AVERAGE          NET
(DOLLARS IN THOUSANDS)                                      VOLUME         RATE       CHANGE       VOLUME         RATE       CHANGE
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
INVESTMENT SECURITIES:
        Taxable                                            $   593      $   901      $ 1,494      $    18      $    55      $    73
        Non-Taxable                                           (134)          38          (96)         282          (45)         237
Federal funds sold and securities
        purchased under agreement to resell                   (169)          93          (76)         (62)         (36)         (98)
Loans, net of unearned discounts                             1,984          225        2,209        1,626         (352)       1,274
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                                2,274        1,257        3,531        1,864         (378)       1,486
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Money market deposits                                          194          149          343          298           74          372
Savings deposits                                               365          884        1,249          (20)        (197)        (217)
Time deposits                                                 (290)         863          573       (1,463)        (803)      (2,266)
Other interest-bearing deposits                                (13)          79           66           56          (83)         (27)
Borrowings                                                     646          505        1,151        1,426          (60)       1,366
------------------------------------------------------------------------------------------------------------------------------------
        Total interest-bearing liabilities                     902        2,480        3,382          297       (1,069)        (772)
------------------------------------------------------------------------------------------------------------------------------------
        CHANGE IN NET
            INTEREST INCOME                                $ 1,372      $(1,223)     $   149      $ 1,567      $   691      $ 2,258
===================================================================================================================================

         Interest income (tax-equivalent) increased by $3,531,000 from 1999 to 2000 and increased by $1,486,000 from 1998 to 1999. The primary factor in the increase in interest income during 2000 was the increase in the volume of interest-earning assets coupled with higher average rates earned on interest-earning assets. The Corporation's loan portfolio increased on average by $29.2 million, primarily as a result of increased volumes of commercial real estate, commercial and home equity loans. This increase was primarily achieved through increased business development and access to new markets through the expanded branch network. The loan portfolio (traditionally the highest yielding type of interest-earning asset) represented 37.2 percent of the Corporation's interest-earning assets (on average) during 2000 as compared with 34.1 percent of such assets (on average) during 1999. The increased level of interest income generated from the loan portfolio in 2000 was due to increased volume, coupled with a 14 basis point increase in average yield on the Corporation's loans.

         Investments represented a modest change in the earning-asset mix in 2000. The investment portfolio increased on average by $6.9 million.

         Within the investment portfolio, the average volume in 2000 increased in taxable securities by $8.8 million, while the non-taxable portfolio decreased by $1.9 million compared to 1999. The average yield on the investment portfolio was 6.92 and 6.61 percent in 2000 and 1999, respectively.

         Interest income (tax-equivalent) increased by $1.486 million form 1998 to 1999 primarily due to an increase in interest-earning assets offset in part by lower average rates on interest-earning assets.

         Interest expense increased during 2000, primarily as a result of an increase in average rates paid on the increased average volumes of deposits and short-term borrowings. For the year ended December 31, 2000, interest expense increased by $3.4 million or 5.7 percent as compared with the year ended December 31, 1999. Interest expense for the twelve months ended December 31, 2000 was adversely affected by the introduction of a premium rate investment savings account (Super Max) by the Corporation in April of 2000, which carried an above market initial teaser rate.

[CENTER BANCORP, INC. LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------


         The average cost of funds increased by 59 basis points, reflecting the increase in interest rates, and changes in the liability mix, (i.e., increased volumes of more costly interest-bearing deposits offset by increased volumes of short-term borrowings).

         During 1999, interest expense decreased $772,000, or 5.7 percent as compared with 1998. This was primarily a result of a reduction in average rates paid, and an increase in lower costing short-term borrowings coupled with lower rates that prevailed overall. The resulting average cost of funds to the Corporation decreased by 34 basis points.

         For the three-year period ended December 31, 2000, the Corporation's net interest margin on a tax-equivalent basis (i.e., net interest income on a tax-equivalent basis as a percent of average interest-earning assets) amounted to 3.98 percent in 2000, 4.20 percent in 1999, and 3.92 percent in 1998. The decrease in 2000 reflected a compression of margin due to a narrowing of spreads between yields on loans and investments and rates paid for supporting funds, while the increases noted for 1999 reflected a widening of spreads between yields earned on loans and investments and rates paid for supporting funds. There was a favorable change in the mix of interest-earning assets, primarily the increased loan volumes. This was offset in part, however, by the effects of the change in the mix of interest-bearing liabilities. During 2000 interest rates increased, as a result of the Federal Reserve raising interest rates three times in 2000 to curb inflationary pressures on the economy. This in turn brought about higher rates that contributed significantly to the overall increase in the cost of funds. Conversely, in 1999 the Federal Reserve lowered rates two times, which provided for less costly deposits to fund earning-assets. The rates paid on interest-bearing liabilities averaged 4.00 percent in 2000 compared to 3.41 percent in 1999 and 3.75 percent for 1998.

         The contribution of non-interest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) increased approximately 9 basis points during 2000 from 63 basis points in 1999. During the comparable periods of 1999 and 1998, there was an increase of 6 basis points, from 57 points to 63 basis points.

         The Corporation's net interest rate spread (i.e., the average yield on average interest-earning assets, calculated on a tax-equivalent basis, minus the average rate paid on interest-bearing liabilities) declined to 3.22 percent in 2000 from 3.52 percent in 1999 and was flat with the 3.22 percent spread in 1998. The decrease in net interest spread during 2000 was primarily a result of the increased cost of interest-bearing liabilities, offset in part by an increase in rates earned on interest-earning assets.

INVESTMENTS

         The average volume of investment securities increased by $6.9 million in 2000 as compared to 1999. The tax-equivalent yield on investments increased to 6.92 percent in 2000 from 6.61 percent in 1999. The stability in the yield on the investment portfolio in 2000 was achieved through equal or higher market rates on purchases made to replace similar yielding investments, which had either matured, were prepaid or were called.

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

         At December 31, 2000, the total investment portfolio excluding overnight investments, was $330.3 million, or 62.4 percent of earning-assets, as compared to $303.9 million or 64.3 percent at December 31, 1999. The principal components of the investment portfolio are U.S. Government Treasury and Federal Agency securities. For additional information regarding the Corporation's investment portfolio, see Note 4 to the Consolidated Financial Statements.

LOANS

         Loan growth during 2000 occurred in all principal categories of the loan portfolio. This growth resulted from the Corporation's aggressive marketing and business development programs coupled with new opportunities brought about from expansion of the Corporation's branch network into new key markets. The increased yield on the loan portfolio was the result of a higher prime rate environment during 2000, offset in part, with a continued competitive rate structure, to attract new loans in light of growing market competition. The effects on additions to the loan portfolio were lessened by continued re-financing activity and by the heightened competition for borrowers that exists in the Corporation's lending markets. The Corporation's desire to continue growing this component of the earning-asset mix is reflected in its current business development plan and marketing plans, as well as its corporate strategic plan.

         Analyzing the portfolio for the year ended December 31, 2000, average loan volume increased $25.6 million, while the average yield increased 14 basis points, as compared with 1999. Total average loan volume increased to $185.8 million with an average yield of 7.75 percent, as compared to $160.2 million with an average yield of 7.61 percent for the year ended December 31, 1999. For additional information regarding loans, see Note 5 to the Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES
AND RELATED PROVISION

         The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 2000, the level of the allowance was $1,655,000 as compared to a level of $1,423,000 at December 31, 1999. The Corporation had a provision to the allowance for loan losses of $363,000 in 2000, $108,000 in 1999 and $120,000 in 1998. The increase in the provision for loan losses during 2000 was commensurate with the increase in the loan volume recorded during the year, as well as, the increased level of charge-offs during the year.

         At December 31, 2000, the allowance for loan losses amounted to 0.83 percent of total loans. In management's view, the level of the allowance at December 31, 2000 is adequate to cover losses inherent in the loan portfolio. Management's judgement regarding the adequacy of the allowance constitutes a "Forward Looking Statement" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from management's analysis, based principally upon the factors considered by management in establishing the allowance.

         Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. The allowance for loan losses as a percentage of total loans amounted to 0.83 percent, 0.84 percent and 0.88 percent at December 31, 2000, 1999 and 1998, respectively.

         During 2000, the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $131,000 in 2000, $11,000 in 1999 and $63,000 in 1998. During 2000, the Corporation experienced a higher level of charge-offs in the installment loan portfolio. The higher charge-off level was attributed to the economic slow-down and the resulting higher level of personal bankruptcies.

[CENTER BANCORP, INC. LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

         The Corporation reacted to these events by tightening credit and underwriting standards and by strengthening risk management. The Corporation had non-accrual loans amounting to $246,000 at December 31, 2000, $292,000 at December 31, 1999 and $41,000 at December 31, 1998. The decrease in non-accrual loans for 2000 was attributable to a home equity loan, which was transferred to other real estate owned (OREO). The Corporation continues to pursue aggressively collections of principal and interest on loans previously charged-off.

         The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. At December 31, 2000, total impaired loans amounted to $1,461,000 compared with $519,000 at December 31, 1999; the Corporation did not have any impaired loans at December 31, 1998. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

FIVE YEAR STATISTICAL
ALLOWANCE FOR LOAN LOSSES

         The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years.

                                                                            YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                     2000          1999          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------
Average loans outstanding                             $ 185,846     $ 160,208     $ 138,967     $ 125,476     $ 107,897
-----------------------------------------------------------------------------------------------------------------------
Total loans at end of period                          $ 198,949     $ 169,089     $ 150,099     $ 132,424     $ 117,830
-----------------------------------------------------------------------------------------------------------------------
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

Balance at the beginning of year                      $   1,423     $   1,326     $   1,269     $   1,293     $   1,073
        Charge-offs:
        Commercial                                           --            --            --             2            --
        Real estate mortgage                                 --            --            --            --           470
        Installment loans                                   135            23            70            29             9
-----------------------------------------------------------------------------------------------------------------------
Total charge-offs                                           135            23            70            31           479
-----------------------------------------------------------------------------------------------------------------------
        Recoveries:
        Commercial                                           --            --            --            --            --
        Real estate mortgage                                 --            --            --            --           132
        Installment loans                                     4            12             7             7             6
-----------------------------------------------------------------------------------------------------------------------
Total recoveries                                              4            12             7             7           138
-----------------------------------------------------------------------------------------------------------------------
NET CHARGE-OFFS:                                            131            11            63            24           341
=======================================================================================================================
Adjustments from acquisition of Lehigh                       --            --            --            --           693
=======================================================================================================================
Provision (credit) for loan losses                          363           108           120            --          (132)
=======================================================================================================================
Balance at end of year                                $   1,655     $   1,423     $   1,326     $   1,269     $   1,293
=======================================================================================================================
Ratio of net charge-offs during the year to
        average loans outstanding during the year          0.07%         0.01%         0.05%         0.02%         0.32%
=======================================================================================================================
Allowance for Loan Losses as a percentage
        of total loans at end of year                      0.83%         0.84%         0.88%         0.96%         1.10%
=======================================================================================================================

         The 2000 charge-off of $135,000 in installment loans was attributed to the economic slow-down and a resulting higher level of personal bankruptcies. The Corporation reacted to these events by tightening credit and underwriting standards and by strengthening Risk Management. The 1996 charge-off of $470,000 in real-estate mortgage loans occurred on loans acquired from Lehigh, which were subsequently sold. Similarly, the $132,000 loan loss recovery, in 1996, was on a loan that had been previously part of Lehigh's portfolio.

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

         It is generally the Corporation's policy to discontinue interest accruals once a loan is past due as to interest or principal payments for a period of ninety days. When a loan is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it again becomes well secured and in the process of collection or all past due amounts have been collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield. Accruing loans past due 90 days or more are generally well secured and in the process of collection.

         The following table sets forth, as of the dates indicated, the amount of the Corporation's non-accrual loans, restructured loans, accruing loans past due 90 days or more and other real estate owned.

                                                                    AT DECEMBER 31,
----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                              2000       1999       1998       1997       1996
----------------------------------------------------------------------------------------------------
Non-accrual loans                               $    246   $    292   $     41   $     27   $    298
Accruing loans past due 90 days or more                2         --         24         73        121
Other real estate owned                               49         73         73         --         --
----------------------------------------------------------------------------------------------------
Total non-performing assets                     $    297   $    365   $    138   $    100   $    419
====================================================================================================

         Non-accrual loans at December 31, 2000 decreased $46,000 from the amount reported at December 31, 1999. The decrease in non-accrual loans was attributable to a decrease in a non-accrual home equity loan.

         Non-accrual loans at December 31, 2000 consisted of two residential mortgages and one home equity loan. At December 31, 2000, total impaired loans amounted to $1,460,000 compared with $519,000 at December 31, 1999; the Corporation did not have any impaired loans at December 31, 1998. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

         At December 31, 2000 other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. Other real estate owned (OREO) at December 31, 2000 consisted of a two family residential property with a carrying value of $49,000, while at December 31, 1999 and 1998, OREO consisted of a closed branch facility with a carrying value of approximately $73,000.

[CENTER BANCORP, INC. LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

NON-INTEREST INCOME

         The following table presents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2000.

                                                                  AT DECEMBER 31,
-----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                      2000       1999   % CHANGE      1999       1998  % CHANGE
-----------------------------------------------------------------------------------------------------
OTHER INCOME:
Service charges, commissions and fees   $  1,301   $    863      50.75  $    863   $    748     15.37
Other income                                 410        228      79.82       228        223      2.24
Loss on securities sold                      (78)        (2)   3800.00        (2)        --    100.00
-----------------------------------------------------------------------------------------------------
Total other non-interest income         $  1,633   $  1,089      49.95  $  1,089   $    971     12.15
=====================================================================================================

         Total other (non-interest) incomes, exclusive of (losses)/gains on securities sold, reflects an increase of $626,000 or 57.4 percent in 2000. This increase was primarily a result of increased fee revenue reflected in service charges, commissions and fees. The increase of $438,000 or 50.8 percent in service charges, commissions and fees was driven, in part by increased fees from ATM and Debit card activity. This amounted to $417,000 for the twelve months ended December 31, 2000 as compared with $267,000 for the 1999 period. Included in service charges, commission and fees was non-recurring income of $75,000 related to the Corporation's checkbook program. Other income increased $182,000 or 79.8 percent. This increase was primarily a result of increased letter of credit fee revenue and non-recurring income of $102,000 resulting from a gain the on sale of an OREO property. For the 1999 period, total other (non-interest) income, exclusive of losses on securities sold, reflects an increase of $120,000 or 12.4 percent. The primary components of the increase were increased ATM fees and increased fee income derived from checking account activity.

         During 2000, the Corporation sold approximately $26.4 million in securities from its available-for-sale portfolio with a net loss of approximately $78,000. During 1999, the Corporation sold approximately $3.0 million in securities from its available-for-sale portfolio with a net loss of $2,400.

NON-INTEREST EXPENSE

         The following table presents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2000.

                                                             AT DECEMBER 31,
---------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                 2000       1999   % CHANGE        1999       1998   % CHANGE
---------------------------------------------------------------------------------------------------
OTHER NON-INTEREST EXPENSE:
Salaries and employee benefits     $  6,800   $  6,772        0.4    $  6,772   $  6,005       12.8
Occupancy, net                        1,340      1,251        7.2       1,251      1,063       17.7
Premises and equipment                1,453      1,348        7.8       1,348      1,297        3.9
Stationery and printing                 432        471       (8.3)        471        438        7.5
Marketing and advertising               490        504       (2.8)        504        446       13.0
Other                                 2,832      2,944       (3.8)      2,944      2,402       22.6
---------------------------------------------------------------------------------------------------
Total other non-interest expense   $ 13,347   $ 13,290        0.4    $ 13,290   $ 11,651       14.1
===================================================================================================

         Total other non-interest expense increased $57,000 or .4 percent in 2000 as compared to an increase of $1,639,000 or 14.1 percent from 1998 to 1999. The level of operating expenses during 2000 was favorably impacted by management's commitment to control increases in non-interest expenses. While management continues to emphasize expense control, the year to year increases in expense are attributable to the continued expansion of the Bank's facilities, continued investments in technology and the need to attract, develop and retain high-caliber employees. Salaries and employee benefits accounted for 50.9 percent of total other non-interest expense for 2000, as compared to 50.9 percent and 51.5 percent for the years 1999 and 1998, respectively. The Corporation's efficiency ratio (other expenses less non-recurring expenses as a percentage of net interest income on a tax-equivalent basis and other income exclusive of net securities gains/(losses)) was 60.2 percent, 61.8 percent and
56.8 percent respectively, for 2000, 1999 and 1998. The ratio of other expenses to average assets was 2.60 percent in 2000 compared to 2.46 percent in 1999 and
2.21 percent in 1998. The level of operating expenses during 1999 reflected an increase in all expense categories listed in the table above.

         Salaries and employee benefits increased only $28,000 or .41 percent in 2000, primarily as a result of lower staffing levels attributable to the tight labor market that prevailed throughout the year, preventing the Corporation from achieving full staffing. The Corporation's staffing levels decreased to 156 full time equivalent employees in 2000 as compared with 162 in 1999. The reduced salary and benefit expense was offset in part by increased expense arising from merit and promotional raises and higher benefits costs. The Corporation seeks to achieve full staffing in 2001 to ensure that staffing is sufficient to meet the Corporation's strategic initiatives and to support quality service to the customers.

         Employees' longevity has continued to play an important part. As of December 31, 2000, the Corporation's employees, excluding officers, have been employed by the Corporation for an average of 211 weeks or 4.1 years. This factor contributes to the Corporation's continued productivity, as evidenced by the ratio of average assets per full time-equivalent employee, which amounted to $3.4 million, $3.1 million and $3.1 million in 2000, 1999 and 1998, respectively.

         Occupancy and bank premises and equipment expense increased by $194,000 or 7.46 percent in 2000 over 1999. This increase in 2000 expense reflects the ongoing impact on operating costs associated with the expanded branch network and technological and automation programs. The increase in such expenses of $239,000 or 10.1 expense in 1999 over 1998 was also attributable to the increased operating costs of expanded bank facilities.

         Other expenses decreased $112,000 or 3.8 percent in 2000 over 1999. The decrease in expense is primarily attributable to a decrease in legal and consulting expenses. The increase of $542,000 or 22.6 percent in such expense in 1999 over 1998 was due to increased legal and consulting costs realized in 1999 with the formation of a subsidiary company and the liquidation of another subsidiary.

INCOME TAXES

         The Corporation's provision for income taxes increased from 1999 to 2000 and similarly in 1998 to 1999, primarily as a result of higher levels of taxable income. The effective tax rates for the Corporation for the periods ended December 31, 2000, 1999, and 1998 were 32.3 percent, 33.7 percent and 33.9 percent, respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions and disallowed expense items for tax purposes, such as travel and entertainment expense, as well as amortization of goodwill. Tax-exempt interest income on a tax-equivalent basis, decreased by $96,000 or
10.1 percent from 1999 to 2000, and increased by $237,000 or 22.3 percent from 1998 to 1999.

[CENTER BANCORP, INC. LOGO]

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 133, No. 137 AND No. 138

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

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

         In June 1999, FASB issued SFAS No 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which amended SFAS No. 133 to be effective for all fiscal years beginning after June 15, 2000.

         On January 1, 2000, the Corporation adopted SFAS 133 and SFAS 138. The transition provisions contained in SFAS 133 provide that at the date of initial application, an entity may transfer any debt security classified as "held to maturity (HTM)" to "available-for-sale (AFS)" or "trading". On the initial adoption date of SFAS 133 as amended by SFAS 138, the Bank transferred $25,357,952 (amortized cost) of its securities previously classified as held to maturity to the available-for-sale classification. The related unrealized net gain as of transfer date was $5,109, which has been recognized in accumulated other comprehensive income component of stockholders' equity, as the cumulative effect of adopting the new accounting principles.

         In June 2000, the FASB issued Statement No. 138 "Accounting For Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 and 137," effective for companies that have adopted the provisions of FASB Statement No. 133 and 137 for fiscal quarters beginning after June 15, 2000. The adoption of this Statement by the Corporation did not have a material effect on the financial statements of the Corporation. The Corporation did not have any derivative instruments or hedging activities as defined by SFAS 133 and SFAS 138.

SFAS No. 140

         In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125)." SFAS No. 140 supercedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans and securities; factoring transactions: wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations, and extinguishment of liabilities. While most of the provisions of SFAS No. 140 are effective for transactions entered into after March 31, 2001, companies that hold beneficial interests from previous securitizations will be required to make additional disclosures in their December 31, 2000 financial statements. The initial adoption of SFAS No. 140 is not expected to have a material impact on the financial statements of the Corporation.

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

         The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely affect the Corporation's earnings to the extent that the interest rates borne by assets and liabilities do not similarly adjust. The Corporation's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Corporation's net interest income and capital, while structuring the Corporation's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Corporation relies primarily on its asset-liability structure to control interest rate risk. The Corporation continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. The management of the Corporation believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing the Corporation's yield-cost spread through wholesale and retail growth opportunities.

         The Corporation monitors the impact of changes in interest rates on its net interest income using several tools. One measure of the Corporation's exposure to differential changes in interest rates between assets and liabilities is the Corporation's analysis of its interest rate sensitivity. This test measures the impact on net interest income and on net portfolio value of an immediate change in interest rates in 100 basis point increments. Net portfolio value is defined as the net present value of assets, liabilities and off-balance sheet contracts.

         The primary tool used by management to measure and manage interest rate exposure is a simulation model. Use of the model to perform simulations reflecting changes in interest rates over one and two-year time horizons has enabled management to develop and initiate strategies for managing exposure to interest rate risk. In its simulations, management estimates the impact on net interest income of various changes in interest rates. Projected net interest income sensitivity to movements in interest rates is modeled based on both an immediate rise or fall in interest rates ("rate shock"), as well as gradual changes in interest rates over a 12 month time period. The model is based on the actual maturity and repricing characteristics of interest-rate sensitive assets and liabilities. The model incorporates assumptions regarding earning-asset and

[CENTER BANCORP, INC. LOGO]

deposit growth, prepayments, interest rates and other factors. Management believes that both individually and taken together, these assumptions are reasonable, but the complexity of the simulation modeling process results in a sophisticated estimate, not an absolutely precise calculation of exposure. For example, estimates of future cash flows must be made for instruments without contractual maturity or payment schedules.

         Based on the results of the interest simulation model as of December 31, 2000, the Corporation would expect a decrease of 3.98 percent in net interest income and an increase of 9.07 percent in net interest income if interest rates increase or decrease by 200 basis points, respectively, from current rates in an immediate and parallel shock over a twelve month period.

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

         The Corporation's rate sensitivity position in each time frame may be expressed as assets less liabilities, as liabilities less assets, or as the ratio between rate sensitive assets (RSA) and rate sensitive liabilities (RSL). For example, a short funded position (liabilities repricing before assets) would be expressed as a net negative position, when period gaps are computed by subtracting repricing liabilities from repricing assets. When using the ratio method, a RSA/RSL ratio of 1 indicates a balanced position, a ratio greater than 1 indicates an asset sensitive position and a ratio less than 1 indicates a liability sensitive position.

         A negative gap and/or a rate sensitivity ratio less than 1, tends to expand net interest margins in a falling rate environment and to reduce net interest margins in a rising rate environment. Conversely, when a positive gap occurs, generally margins expand in a rising rate environment and contract in a falling rate environment. From time to time, the Corporation may elect to deliberately mismatch liabilities and assets in a strategic gap position.

         At December 31, 2000, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio) of .48:1.00: at the cumulative one year position. During much of 2000, the Corporation had a negative interest sensitivity gap. The maintenance of a liability-sensitive position during 2000 has had an unfavorable impact on the Corporation's net interest margins, based on management's perception that interest rates will continue to be volatile, emphasis has been, and is expected to continue to be placed on interest-sensitivity matching with the objective of stabilizing the net interest spread during 2001. However, no assurance can be given that this objective will be met.

The following table depicts the Corporation's interest rate sensitivity position at December 31, 2000:

------------------------------------------------------------------------------------------------------------------
                                    EXPECTED MATURITY/PRINCIPAL REPAYMENT DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
                                        AVERAGE        YEAR          YEAR          YEAR          YEAR         YEAR
                                       INTEREST         END           END           END           END          END
(DOLLARS IN THOUSANDS)                     RATE        2001          2002          2003          2004         2005
------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING
   ASSETS:
Loans                                      8.07%  $  57,263     $  31,556     $  23,538     $  20,308    $  16,243
Investments                                7.04%     91,036        41,350        35,029        23,819       14,312
------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                     $ 148,299     $  72,906     $  58,567     $  44,127    $  30,555
------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING
  LIABILITIES:
Time certificates of deposit of
        $100,000 or greater                5.85%  $  57,264     $     967     $      --     $      --    $      --
Time certificates of deposit of
        less than $100,000                 5.40%     54,954         2,019           299            --           --
Other interest bearing deposits            3.69%    106,006            --            --            --           --
Securities sold under agreements to
        repurchase and FHLB advances       5.18%     91,262        10,000            --            --           --
------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                $ 309,486     $  12,986     $     299     $      --    $      --
------------------------------------------------------------------------------------------------------------------
Cumulative interest-earning assets                  148,299       221,205       279,772       323,899      354,454
------------------------------------------------------------------------------------------------------------------
Cumulative interest-bearing
        liabilities                                 309,486       322,472       322,771       322,771      322,771
------------------------------------------------------------------------------------------------------------------
Rate sensitivity gap                               (161,187)       59,920        58,268        44,127       30,555
------------------------------------------------------------------------------------------------------------------
Cumulative rate sensitivity gap                   $(161,187)    $(101,267)    $ (42,999)    $   1,128    $  31,683
------------------------------------------------------------------------------------------------------------------
Cumulative gap ratio                                   0.48%         0.69%         0.87%         1.00%        1.10%
==================================================================================================================

-------------------------------------------------------------------------
                                           2006                 ESTIMATED
                                            AND        TOTAL         FAIR
                                     THEREAFTER      BALANCE        VALUE
-------------------------------------------------------------------------
Loans                                 $  48,386    $ 197,294    $ 194,362
Investments                             124,721    $ 330,267    $ 329,737
-------------------------------------------------------------------------
Total interest-earning assets         $ 173,107    $ 527,561    $ 524,099
-------------------------------------------------------------------------
INTEREST-BEARING
  LIABILITIES:
Time certificates of deposit of
        $100,000 or greater           $      --    $  58,231    $  58,369
Time certificates of deposit of
    less than$100,000                        --       57,272       57,112
Other interest bearing deposits         110,556      216,562      216,562
Securities sold under agreements to
     repurchase and FHLB advances            --      101,262      101,262
-------------------------------------------------------------------------
Total interest-bearing liabilities    $ 110,556    $ 433,327    $ 433,305
-------------------------------------------------------------------------
Cumulative interest-earning assets      527,561      527,561
-------------------------------------------------------------------------
Cumulative interest-bearing
    liabilities                         433,327      433,327
-------------------------------------------------------------------------
Rate sensitivity gap                     62,551       94,234
-------------------------------------------------------------------------
Cumulative rate sensitivity gap       $  94,234    $  94,234
-------------------------------------------------------------------------
Cumulative gap ratio                       1.22%        1.22%
=========================================================================

         The table above indicates the time period in which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact re-price at different times and at different rate levels.





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

         Management monitors current and projected cashflows, and adjusts positions as necessary to maintain adequate levels of liquidity. By using a

[CENTER BANCORP, INC. LOGO]

variety of potential funding sources and staggering maturities, the risk of potential funding pressure is reduced. Management also maintains a detailed liquidity contingency plan designed to respond adequately to situations which could lead to liquidity concerns.

         The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 2000, core deposits, as defined by the Corporation (comprised of total demand and savings accounts plus money market accounts under $100,000) represented 54.0 percent of total deposits. More volatile rate sensitive deposits, concentrated in certificates of deposit $100,000 and greater, increased to 13.7 percent of total deposits from 11.2 percent at December 31, 1999. This change was due primarily to an increase in certain municipal deposits at year end. The following table depicts the Corporation's core deposit mix at December 31, 2000 and 1999:

CORE DEPOSIT MIX

                                                               DECEMBER 31,
                                      ------------------------------------------------------------
                                                                                        NET CHANGE
                                                2000                      1999         VOLUME 2000
                                      ------------------------------------------------
(DOLLARS IN THOUSANDS)                  AMOUNT    PERCENTAGE      AMOUNT    PERCENTAGE    VS. 1999
--------------------------------------------------------------------------------------------------
Demand Deposits                       $ 93,231          40.6    $ 94,829          39.8    $  1,598
Interest-Bearing Demand                 46,214          20.2      45,786          19.2         428
Regular Savings                         64,883          25.3      71,103          29.9      (6,221)
Money Market Deposits under $100        28,003          10.9      26,399          11.1      (1,396)
--------------------------------------------------------------------------------------------------
Total core deposits                   $232,331         100.0    $238,117         100.0    $ (5,591)
--------------------------------------------------------------------------------------------------
Total deposits                        $425,296                  $389,255                  $ 36,041
--------------------------------------------------------------------------------------------------
Core deposits to total deposits             55%                       61%
==================================================================================================

         Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings during 2000 amounted to approximately $35.2 million, an increase of $15.7 million or 80.7 percent from the 1999 period.

         The following table is a summary of securities sold under repurchase agreements for each of the last three years.

                                                                DECEMBER 31,
                                                  ------------------------------------
(DOLLARS IN THOUSANDS)                                2000          1999          1998
--------------------------------------------------------------------------------------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
Average Interest rate:
        At year end                                   4.65%         3.09%         3.71%
        For the year                                  4.46%         3.24%         3.40%
Average amount outstanding during the year:       $ 35,205      $ 19,484      $  8,455
Maximum amount outstanding at any month end:      $ 51,262      $ 30,752      $ 15,063
Amount outstanding at year end:                   $ 51,262      $ 30,752      $ 11,602
======================================================================================

CASH FLOWS

         The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 2000 cash and cash equivalents (which increased overall by $3.6 million) were provided (on a net basis) by operating and financing activities and used (on a net basis) in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily increases in short-term borrowings and deposits, were used in investing activities, primarily the increased volume of loans and investment securities.

STOCKHOLDERS' EQUITY

         Stockholders' equity averaged $37.3 million during 2000, an increase of $65,000 or .17 percent, as compared to 1999. At December 31, 2000, stockholders' equity totaled $39.2 million, an increase of $2.7 million from December 31, 1999. Such increase resulted from an increase of $2.2 million of net unrealized gains (net of tax) on securities available-for-sale, net increases of $452,000 attributable to net income and issuance of common stock less the repurchase of common stock and cash dividends paid. The Corporation's dividend reinvestment and optional stock purchase plan contributed $373,000 in new capital during 2000. Book value per share at year-end 2000 was $10.52 compared to $9.62 at year-end 1999. Tangible book value at year-end 2000 was $9.87 compared to $8.90 for 1999.

         On July 24, 2000, the Corporation purchased an aggregate of 117,246 shares of it common stock, in a negotiated private transaction, at a total purchase price of $2,931,150. The repurchased shares were recorded as Treasury Stock, which resulted in a decrease to stockholders equity.

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

RISK-BASED CAPITAL/LEVERAGE

         At December 31, 2000, the Corporation's total Tier l capital (defined as tangible stockholders' equity for common stock and certain perpetual preferred stock) amounted to $36.4 million or 6.58 percent of total assets. The Tier I leverage capital ratio was 6.60 percent of total average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $340,000 of net unrealized gains, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders' equity), and goodwill of $2,414,000 as of December 31, 2000. For information on goodwill, see Note 2 to the Consolidated Financial Statements. United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorized assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 2000, the Corporation's estimated Tier I and total risk-based capital ratios were 12.9 percent and 13.5 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 2000. For information on risk-based capital and regulatory guidelines for the Bank, see Note 10 to the Consolidated Financial Statements.

SECURITY MARKET INFORMATION

         The common stock of the Corporation is traded on the NASDAQ Stock Market. The Corporation's symbol is CNBC. As of December 31, 2000, the Corporation had 581 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 2000, the closing market bid and asked price was $21.00-$21.25, respectively.

[CENTER BANCORP, INC. LOGO]

         The following table sets forth the high and low bid prices, and dividends declared for the Corporation's common stock during the periods indicated.

                                        COMMON STOCK PRICE
                                                                          COMMON DIVIDENDS
                                       2000              1999                 DECLARED
------------------------------------------------------------------------------------------
                           HIGH         LOW        HIGH         LOW
                            BID         BID         BID         BID        2000       1999
------------------------------------------------------------------------------------------
Fourth Quarter         $  21.00    $  14.50    $  15.38    $  13.00    $   0.15   $   0.15
Third Quarter          $  18.75    $  13.00    $  14.75    $  13.25    $   0.15   $   0.14
Second Quarter         $  21.63    $  15.13    $  15.72    $  14.13    $   0.15   $   0.14
First Quarter          $  17.13    $  13.50    $  15.95    $  14.28    $   0.15   $   0.14
------------------------------------------------------------------------------------------
                                                                       $   0.60   $   0.58
==========================================================================================

         For information on dividend restrictions and capital requirements, which may limit the ability of the Corporation to pay dividends, see Note 13 to the Consolidated Financial Statements. Dividends declared on common stock (on a per share basis) and stock prices have been adjusted for the 5 percent stock dividend distributed on June 1, 1999.

LOOKING FORWARD

         One of the Corporation's primary objectives is to achieve balanced asset and revenue growth, and at the same time expand market presence and diversify its financial products. However, it is recognized that objectives, no matter how focused, are subject to factors beyond the control of the Corporation, which can impede its ability to achieve these goals. The following factors should be considered when evaluating the Corporation's ability to achieve its objectives:

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

         This "Looking Forward" description constitute a forward-looking statement under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the Corporation's forward-looking statements due to numerous known and unknown risks and uncertainties, including the factors referred to above and in other sections of this Annual Report.

AVERAGE STATEMENTS OF CONDITION WITH
INTEREST AND AVERAGE RATES

                                                                              YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                       2000                       1999
---------------------------------------------------------------------------------------------------------------------------
                                           INTEREST         AVERAGE                   INTEREST         AVERAGE
                                            AVERAGE         INCOME/      YIELD/        AVERAGE         INCOME/      YIELD/
(TAX-EQUIVALENT BASIS)                      BALANCE         EXPENSE        RATE        BALANCE         EXPENSE        RATE
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
  Investment securities:(1)
     Taxable                              $ 290,405       $  20,079        6.91%     $ 281,582       $  18,585        6.60%
     Non-taxable                             17,195           1,202        6.99%        19,128           1,298        6.79%
  Federal funds sold and
     securities purchased under
     agreement to resell                      5,924             376        6.35%         8,813             452        5.13%
  Loans, net of unearned
     income:(2)                             185,846          14,407        7.75%       160,208          12,198        7.61%
---------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets:              499,370          36,064        7.22%       469,731          32,533        6.93%
===========================================================================================================================
Non-interest earning assets:
  Cash and due from banks                    16,648                                     13,798
  Other assets                               20,259                                     18,496
  Allowance for possible
     loan losses                             (1,513)                                    (1,359)
---------------------------------------------------------------------------------------------------------------------------
  Total non-interest
     earning assets                          35,394                                     30,935
---------------------------------------------------------------------------------------------------------------------------
Total assets                              $ 534,764                                  $ 500,666
===========================================================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Money market deposits                   $  75,904           2,491        3.28%     $  69,831           2,148        3.08%
  Savings deposits                           90,644           2,698        2.98%        74,393           1,449        1.95%
  Time deposits                             116,449           6,249        5.37%       122,478           5,676        4.63%
  Other interest-bearing
     deposits                                45,568             806        1.77%        46,378             740        1.60%
  Short term borrowings
     and FHLB advances                       75,998           3,939        5.18%        62,713           2,788        4.45%
---------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities        404,563          16,183        4.00%       375,793          12,801        3.41%
============================================================================================================================
Non-interest-bearing liabilities:
  Demand deposits                            88,858                                     84,140
  Other non-interest bearing
     deposits                                   466                                        397
  Other liabilities                           3,614                                      3,138
---------------------------------------------------------------------------------------------------------------------------
  Total non-interest bearing
     liabilities                             92,938                                     87,675
---------------------------------------------------------------------------------------------------------------------------
  Stockholders' equity                       37,263                                     37,198
---------------------------------------------------------------------------------------------------------------------------
  Total liabilities and
     stockholders' equity                 $ 534,764                                  $ 500,666
---------------------------------------------------------------------------------------------------------------------------
  Net interest income
     (tax-equivalent basis)                               $  19,881                                  $  19,732
---------------------------------------------------------------------------------------------------------------------------
  Net interest spread                                          3.22%                                      3.52%
---------------------------------------------------------------------------------------------------------------------------
Net interest income as percent of
 earning assets (margin)                                       3.98%                                      4.20%
---------------------------------------------------------------------------------------------------------------------------
Tax-equivalent adjustment (3)                                  (409)                                      (441)
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                       $  19,472                                  $  19,291
===========================================================================================================================

(RESTUBBED TABLE)

                                                              1998
---------------------------------------------------------------------------------
                                            INTEREST         AVERAGE
                                             AVERAGE         INCOME/       YIELD/
                                             BALANCE         EXPENSE         RATE
ASSETS
Interest-earning assets:
  Investment securities:(1)
     Taxable                               $ 281,312       $  18,512        6.58%
     Non-taxable                              14,994           1,061        7.08%
  Federal funds sold and
     securities purchased under
     agreement to resell                       9,986             550        5.51%
  Loans, net of unearned
     income:(2)                              138,967          10,924        7.86%
---------------------------------------------------------------------------------
Total interest-earning assets:               445,259          31,047        6.97%
---------------------------------------------------------------------------------
Non-interest earning assets:
  Cash and due from banks                     12,285
  Other assets                                17,569
  Allowance for possible
     loan losses                              (1,314)
---------------------------------------------------------------------------------
  Total non-interest
     earning assets                           28,540
---------------------------------------------------------------------------------
Total assets                               $ 473,799
=================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Money market deposits                    $  60,061           1,776        2.96%
  Savings deposits                            75,329           1,666        2.21%
  Time deposits                              152,749           7,942        5.20%
  Other interest-bearing
     deposits                                 43,077             767        1.78%
  Short term borrowings
     and FHLB advances                        30,675           1,422        4.64%
---------------------------------------------------------------------------------
  Total interest-bearing liabilities         361,891          13,573        3.75%
=================================================================================
Non-interest-bearing liabilities:
  Demand deposits                             72,564
  Other non-interest bearing
     deposits                                    438
  Other liabilities                            3,410
---------------------------------------------------------------------------------
  Total non-interest bearing
     liabilities                              76,412
---------------------------------------------------------------------------------
  Stockholders' equity                        35,496
---------------------------------------------------------------------------------
  Total liabilities and
     stockholders' equity                  $ 473,799
---------------------------------------------------------------------------------
  Net interest income
     (tax-equivalent basis)                                $  17,474
---------------------------------------------------------------------------------
  Net interest spread                                           3.22%
---------------------------------------------------------------------------------
Net interest income as percent of
 earning assets (margin)                                        3.92%
---------------------------------------------------------------------------------
Tax-equivalent adjustment (3)                                   (361)
---------------------------------------------------------------------------------
Net interest income                                        $  17,113
=================================================================================

(1) Average balances for available-for-sale securities are based on amortized cost.
(2) Average balances for loans include loans on non-accrual status.
(3) The tax-equivalent adjustment was computed based on a statutory Federal income tax rate of 34 percent.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                          DECEMBER 31,
---------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                   2000            1999
---------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (Note 3)                                    $  22,274       $  18,675
Investment securities held to maturity (approximate market
   value of $173,224 in  2000 and $176,542 in 1999)                   173,754         183,450
Investment securities available-for-sale                              156,513         120,490
---------------------------------------------------------------------------------------------
   Total investment securities (Note 4)                               330,267         303,940
Loans, net of unearned income (Note 5)                                198,949         169,089
Less--Allowance for loan losses (Note 5)                                1,655           1,423
---------------------------------------------------------------------------------------------
   Net loans                                                          197,294         167,666
Premises and equipment, net (Note 6)                                   10,045           9,778
Accrued interest receivable                                             5,839           4,727
Other assets (Note 9)                                                   1,420           2,102
Goodwill (Note 2)                                                       2,414           2,736
---------------------------------------------------------------------------------------------
   Total assets                                                     $ 569,553       $ 509,624
=============================================================================================
LIABILITIES
   Deposits:
   Non-interest bearing                                             $  93,231       $  94,829
   Interest bearing:
   Certificates of deposit $100,000 and over                           58,231          43,641
   Savings and Time Deposits                                          273,834         250,785
---------------------------------------------------------------------------------------------
   Total Deposits                                                     425,296         389,255
Federal funds purchased and securities sold under agreements
   to repurchase (Note 7)                                              51,262          30,752
Federal Home Loan Bank Advances (Note 7)                               50,000          50,000
Accounts payable and accrued liabilities (Notes 8 and 9)                3,813           3,104
---------------------------------------------------------------------------------------------
   Total liabilities                                                  530,371         473,111
---------------------------------------------------------------------------------------------
Commitments and contingencies (Note 14)

STOCKHOLDERS' EQUITY (Notes 10 and 13)
Common stock, no par value:
Authorized 20,000,000 shares; issued 4,270,020 and 4,253,441
   shares in 2000 and 1999, respectively                               11,015          10,760
Additional paid in capital                                              4,049           3,807
Retained earnings                                                      28,308          25,568
Treasury stock at cost (544,491 and 458,964 shares in 2000 and
   1999, respectively)                                                 (4,474)         (1,674)
Restricted stock (Note 8)                                                 (56)            (71)
Accumulated other comprehensive income (loss)                             340          (1,877)
---------------------------------------------------------------------------------------------
   Total stockholders' equity                                          39,182          36,513
---------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                       $ 569,553       $ 509,624
=============================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

                                                                                  YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                     2000              1999              1998
------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                         $    14,407       $    12,198       $    10,924
Interest and dividends on investment securities:
   Taxable interest income                                              19,586            18,241            18,315
   Non-taxable interest income                                             793               857               700
   Dividends                                                               493               344               197
Interest on Federal funds sold and securities purchased under
   agreement to resell                                                     376               452               550
------------------------------------------------------------------------------------------------------------------
Total interest income                                                   35,655            32,092            30,686
------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
   Interest on certificates of deposit $100,000 and over                 3,482             2,703             4,301
   Interest on other deposits                                            8,762             7,310             7,850
   Interest on borrowings                                                3,939             2,788             1,422
------------------------------------------------------------------------------------------------------------------
Total interest expense                                                  16,183            12,801            13,573
------------------------------------------------------------------------------------------------------------------
   Net interest income                                                  19,472            19,291            17,113
   Provision for loan losses (Note 5)                                      363               108               120
------------------------------------------------------------------------------------------------------------------
   Net interest income after provision for loan losses                  19,109            19,183            16,993
------------------------------------------------------------------------------------------------------------------
OTHER INCOME:
   Service charges, commissions and fees                                 1,301               863               748
   Other income                                                            410               228               223
   Loss on securities sold (Note 4)                                        (78)               (2)               --
------------------------------------------------------------------------------------------------------------------
Total other income                                                       1,633             1,089               971
------------------------------------------------------------------------------------------------------------------
OTHER EXPENSE:
   Salaries and employee benefits (Note 8)                               6,800             6,772             6,005
   Occupancy, net (Note 14)                                              1,340             1,251             1,063
   Premises and equipment (Notes 6 and 14)                               1,453             1,348             1,297
   Stationery and printing                                                 432               471               438
   Marketing and advertising                                               490               504               446
   Other                                                                 2,832             2,944             2,402
------------------------------------------------------------------------------------------------------------------
Total other expense:                                                    13,347            13,290            11,651
------------------------------------------------------------------------------------------------------------------
   Income before income tax expense                                      7,395             6,982             6,313
   Income tax expense (Note 9)                                           2,390             2,353             2,141
------------------------------------------------------------------------------------------------------------------
   Net income                                                      $     5,005       $     4,629       $     4,172
------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
   Basic                                                           $      1.33       $      1.23       $      1.12
   Diluted                                                         $      1.32       $      1.22       $      1.10
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
   Basic                                                             3,774,482         3,775,846         3,741,478
   Diluted                                                           3,794,323         3,799,680         3,777,390
==================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA)                                 YEARS ENDED DECEMBER 31, 2000, 1999,  AND 1998
-------------------------------------------------------------------------------------------------------------------------------
                                             COMMON
                                              STOCK         COMMON     ADDITIONAL
                                             SHARES          STOCK        PAID IN       RETAINED       TREASURY      RESTRICTED
                                        OUTSTANDING         AMOUNT        CAPITAL       EARNINGS          STOCK           STOCK
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                3,542,171      $   7,296      $   3,513      $  23,829      $  (1,808)            $--
-------------------------------------------------------------------------------------------------------------------------------
YEAR 1998
Cash dividend                                                                             (2,023)
Issuance of common stock                     18,264
Exercise of stock options                    17,714                           147                            72
Comprehensive income:
Net income                                                                                 4,172
Unrealized holding gain on secu-
   rities arising during the period
   (net of taxes of $347)
Total comprehensive income
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                 3,578,149      $   7,616      $   3,660      $  25,978      $  (1,736)            $--
-------------------------------------------------------------------------------------------------------------------------------
YEAR 1999
Cash dividend                                                                             (2,213)
Common stock dividend                       179,260          2,826                        (2,826)
Issuance of common stock                     20,920            318
Exercise of stock options                    11,600                            93                            45
Restricted stock award                        4,548                            54                            17             (71)
Comprehensive income:
Net income                                                                                 4,629
Unrealized holding losses on
   securities arising during the
   period (net of taxes of ($1,540))
Less reclassification adjustment
   for losses included in net
   income (net of tax benefit $1)
Net unrealized holding loss on
   securities arising during the
   period (net of tax of ($1,541))
Total comprehensive income
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31,1999                  3,794,477      $  10,760      $   3,807      $  25,568      $  (1,674)      $     (71)
-------------------------------------------------------------------------------------------------------------------------------
YEAR 2000
Cumulative effect of a change in
   accounting principle
   (net of tax of $2)
Cash dividend                                                                             (2,265)
Issuance of common stock                     16,579            255
Exercise of stock options                    31,719                           242                           131
Restricted stock award                                                                                                       15
Repurchase of common stock                 (117,246)                                                     (2,931)
Comprehensive income:
Net income                                                                                 5,005
Unrealized holding gains on
   securities arising during the
   period (net of tax of $1,499)
Less reclassification adjustment
   for losses included in net
   income (net of tax benefit of $27)
Net unrealized holding gain on
   securities arising during the
   period (net of tax $1,474)
Total comprehensive income
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                 3,725,529      $  11,015      $   4,049      $  28,308      $  (4,474)      $     (56)
-------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------
                                           ACCUMULATED          TOTAL
                                                 OTHER          STOCK
                                         COMPREHENSIVE       HOLDERS'
                                          INCOME (LOSS)        EQUITY
---------------------------------------------------------------------
Balance, December 31, 1997                   $     592      $  33,422
---------------------------------------------------------------------
YEAR 1998
Cash dividend                                                  (2,023)
Issuance of common stock                                          320
Exercise of stock options                                         219
Comprehensive income:
Net income                                                      4,172
Unrealized holding gain on secu-
   rities arising during the period
   (net of taxes of $347)                          521            521
                                             ------------------------
Total comprehensive income
                                                                4,693
---------------------------------------------------------------------
Balance December 31, 1998                    $   1,113      $  36,631
---------------------------------------------------------------------
YEAR 1999
Cash dividend                                                  (2,213)
Common stock dividend
Issuance of common stock                                          318
Exercise of stock options                                         138
Restricted stock award
Comprehensive income:
Net income                                                      4,629
Unrealized holding losses on
   securities arising during the
   period (net of taxes of ($1,540))
Less reclassification adjustment                (2,991)
   for losses included in net
   income (net of tax benefit $1)                    1
                                             -----------
Net unrealized holding loss on
   securities arising during the
   period (net of tax of ($1,541))              (2,990)        (2,990)
                                                            ----------
Total comprehensive income                                      1,639
---------------------------------------------------------------------
Balance December 31,1999                     $  (1,877)     $  36,513
---------------------------------------------------------------------
YEAR 2000
Cumulative effect of a change in
   accounting principle
   (net of tax of $2)                                5
Cash dividend                                                  (2,265)
Issuance of common stock                                          255
Exercise of stock options                                         373
Restricted stock award                                             15
Repurchase of common stock                                     (2,931)
Comprehensive income:
Net income                                                      5,005
Unrealized holding gains on
   securities arising during the
   period (net of tax of $1,499)                 2,263
Less reclassification adjustment
   for losses included in net
   income (net of tax benefit of $27)              (51)
                                             ----------
Net unrealized holding gain on
   securities arising during the
   period (net of tax $1,474)                    2,217          2,217
                                                            ----------
Total comprehensive income                                      7,222
---------------------------------------------------------------------
Balance December 31, 2000                    $     340      $  39,182
=====================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                        2000           1999           1998
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                $  5,005       $  4,629       $  4,172
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization                                                1,543          1,465          1,413
Provision for loan losses                                                      363            108            120
Provision for deferred taxes                                                  (326)          (267)           108
Loss on sale of investment securities available-for-sale                        78              2             --
(Increase) decrease in accrued interest receivable                          (1,112)          (607)           230
Decrease (increase) in other assets                                            935         (1,024)          (236)
Incease (decrease) in other liabilities                                        709           (492)           973
Gain on sale of other real estate owned                                       (102)            --             --
Proceeds from the sale of other real estate owned                              175             --             --
Amortization of premium and accretion of discount on
   investment securities, net                                                   39              7            179
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    7,307          3,821          6,959
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of investment securities available-for-sale        22,127         25,871         63,914
Proceeds from maturities of investment securities held to maturity          15,371         54,178         80,494
Proceeds from redemption of FHLB stock                                       4,803             --             --
Proceeds from sales of investment securities available-for-sale             26,357          2,997             --
Purchase of securities available-for-sale                                  (62,542)       (35,743)       (63,817)
Purchase of securities held to maturity                                    (30,343)       (66,272)       (69,917)
Net increase in loans                                                      (29,991)       (19,001)       (17,738)
Property and equipment expenditures, net                                    (1,488)        (1,494)        (1,386)
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                      (55,706)       (39,464)        (8,450)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                                                    36,041         12,088        (58,843)
Dividends paid                                                              (2,265)        (2,213)        (2,023)
Proceeds from issuance of common stock                                         643            318            320
Repurchase of common stock                                                  (2,931)            --             --
Net increase in short-term borrowings                                       20,510         28,150         51,902
----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                         51,998         38,343         (8,644)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         3,599          2,700        (10,135)
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                              18,675         15,975         26,110
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $ 22,274       $ 18,675       $ 15,975
----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
----------------------------------------------------------------------------------------------------------------
   Interest paid on deposits and short term borrowings                    $ 15,851       $ 12,293       $ 13,465
   Income taxes                                                           $  2,278       $  2,505       $  2,005
   Transfer of investment securities held to maturity
      to investment securities available-for-sale                         $ 25,358       $     --       $     --
================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements of Center Bancorp, Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly owned subsidiary, Union Center National Bank and its subsidiaries (the Bank). All significant intercompany accounts and transactions have been eliminated from the accompanying consolidated financial statements.

BUSINESS

         The Bank provides a full range of banking services to individual and corporate customers through branch locations in Union and Morris Counties, New Jersey. The Bank is subject to competition from other financial institutions, is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for that period. Actual results could differ significantly from those estimates.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and due from banks, Federal funds sold and securities purchased under agreements to resell. Generally, Federal funds and securities purchased under agreements to resell are sold for one-day periods.

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

         Investment securities held to maturity are adjusted for amortization of premiums and accretion of discounts, which are recognized on a level yield method, as adjustments to interest income. Investment securities gains or losses are determined using the specific identification method.

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

         The ultimate collectability of a substantial portion of the Bank's loan portfolio is susceptible to changes in the real estate market and economic conditions in the State of New Jersey and the impact of such conditions on the creditworthiness of the borrowers.

         Management believes that the allowance for loan losses is adequate. While management, uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued


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

EARNINGS PER SHARE

         All share and per share amounts have been restated to reflect the 5% stock dividend distributed on June 1, 1999, and the three-for-two stock split distributed in May of 1998.

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

         Earnings per common share have been computed based on the following:

                                                        YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                            2000     1999     1998
--------------------------------------------------------------------------------
Net income                                              $5,005   $4,629   $4,172
--------------------------------------------------------------------------------
Average number of common shares outstanding              3,774    3,776    3,741
Effect of dilutive options                                  16       22       36
Effect of restricted stock awards                            4        2       --
--------------------------------------------------------------------------------
Average number of common shares outstanding used to
        calculate diluted earnings per common share      3,794    3,800    3,777
================================================================================

TREASURY STOCK

         Treasury stock is recorded using the cost method and accordingly is presented as a reduction of stockholders' equity. On July 24, 2000, the Corporation purchased an aggregate of 117,246 shares of it common stock, in a negotiated private transaction, at a total purchase price of $2,931,150. The repurchased shares were recorded as Treasury Stock, which resulted in a decrease to stockholders' equity.

COMPREHENSIVE INCOME

         Total comprehensive income includes all changes in equity during a period from transactions and other events and circumstances from non-owner sources. The Bank's other comprehensive income is comprised of unrealized holding gains and losses on securities available-for-sale. Disclosure of comprehensive income for the years ended 2000, 1999, and 1998 is presented in the Consolidated Statements of Changes in Stockholders' Equity.

RECLASSIFICATIONS

         Certain reclassifications have been made in the consolidated financial statements for 1999 and 1998 to conform to the classifications presented in 2000.

NOTE 2: ACQUISITION
-------------------

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

NOTE 3: CASH AND DUE FROM BANKS
-------------------------------

         The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $28,000 and $189,000 at December 31, 2000 and 1999, respectively.

NOTE 4: INVESTMENT SECURITIES
-----------------------------

         The following tables present information related to the Corporation's portfolio of securities held to maturity and available-for-sale at December 31, 2000 and 1999.

                                                                        DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------
                                                                        GROSS       GROSS  ESTIMATED
                                                        AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                                       COST       GAINS      LOSSES      VALUE
----------------------------------------------------------------------------------------------------

SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations           $130,115    $     72    $    765   $129,422
Obligations of U.S. States and political subdivisions      24,500         106          58     24,548
Other securities                                           19,139         115          --     19,254
----------------------------------------------------------------------------------------------------
                                                         $173,754    $    293    $    823   $173,224
====================================================================================================

                                                                        DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------
                                                                        GROSS       GROSS  ESTIMATED
                                                        AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                                       COST       GAINS      LOSSES      VALUE
----------------------------------------------------------------------------------------------------

SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations           $105,331    $    213    $    217   $105,327
Obligations of U.S. states and political subdivisions       9,080          10           1      9,089
Other securities                                           35,738         560          --     36,298
FHLB Stock and other equity securities                      5,799          --          --      5,799
----------------------------------------------------------------------------------------------------
                                                         $155,948    $    783    $    218   $156,513
====================================================================================================

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 4: INVESTMENT SECURITIES continued

                                                                        DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------
                                                                        GROSS       GROSS  ESTIMATED
                                                        AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                                       COST       GAINS      LOSSES      VALUE
----------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. Government and federal agency obligations           $126,990    $    108    $  5,863   $121,235
Obligations of U.S. states and political subdivisions      36,939          53         879     36,113
Other securities                                           19,521          13         340     19,194
----------------------------------------------------------------------------------------------------
                                                         $183,450    $    174    $  7,082   $176,542
====================================================================================================

                                                                        DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------
                                                                        GROSS       GROSS  ESTIMATED
                                                        AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                                       COST       GAINS      LOSSES      VALUE
----------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. Government and federal agency obligations           $ 88,300    $    100    $  2,665   $ 85,735
Obligations of U.S. States and political subdivisions      13,674           1         374     13,304
Other securities                                           14,879           4         191     14,689
FHLB stock and other equity securities                      6,762          --          --      6,762
----------------------------------------------------------------------------------------------------
                                                         $123,615    $    105    $  3,230   $120,490
====================================================================================================

         The following table presents information for investments in securities held to maturity and debt securities available-for-sale at December 31, 2000, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call privileges of the issuer.

                                            HELD TO MATURITY       AVAILABLE-FOR-SALE
---------------------------------------------------------------------------------------
                                                     ESTIMATED                ESTIMATED
                                         AMORTIZED        FAIR    AMORTIZED        FAIR
(DOLLARS IN THOUSANDS)                        COST       VALUE         COST       VALUE
---------------------------------------------------------------------------------------
Due in one year or less                   $  8,754    $  8,691     $ 32,613    $ 32,705
Due after one year through five years       56,550      56,816       57,053      57,284
Due after five years through ten years      42,520      42,537       31,431      31,827
Due after ten years                         65,930      65,180       34,851      34,697
---------------------------------------------------------------------------------------
                                          $173,754    $173,224     $155,948    $156,513
=======================================================================================

         During 2000, securities sold from the Corporation's available-for-sale portfolio amounted to approximately $26.4 million. The gross realized losses on securities sold amounted to $111,989, while the gross realized gains amounted to $33,143 in 2000. Securities sold from the Corporation's available-for-sale portfolio during 1999 amounted to $3.0 million with a gross realized loss of $2,400. These securities were sold in the ordinary course of business. During 1998, the Corporation did not sell any securities from its available-for-sale portfolio.

         On January 1, 2000, the Corporation adopted SFAS 133 and SFAS 138. The transition provisions contained in SFAS 133 provide that at the date of initial application, an entity may transfer any debt security classified as "held to maturity (HTM)" to "available-for-sale (AFS)" or "trading". On the initial adoption date of SFAS 133 as amended by SFAS 138, the Bank transferred $25,357,952 (amortized cost) of its securities previously classified as held to maturity to the available-for-sale classification. The related unrealized net gain as of transfer date was $5,109, which has been recognized in accumulated other comprehensive income component of stockholders' equity, as the cumulative effect of adopting the new accounting principles. The Corporation did not have any derivative instruments or hedging activities as defined by SFAS 133 and SFAS 138.

         Investment securities having a carrying value of approximately $137.4 million and $63.9 million at December 31, 2000 and 1999, respectively, were pledged to secure public deposits, short-term borrowings, FHLB advances and for other purposes required or permitted by law.

NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES
-----------------------------------------------

         The following table sets forth the composition of the Corporation's loan portfolio at December 31, 2000 and 1999, respectively.

(DOLLARS IN THOUSANDS)                                2000              1999
-------------------------------------------------------------------------------
Real estate--residential mortgage                  $ 117,762         $  99,800
Real estate--commercial                               36,830            24,484
Commercial and industrial                             38,450            37,377
Installment                                            4,893             7,100
All other                                              1,014               569
Less unearned income                                    --                (241)
-------------------------------------------------------------------------------
Loans, net of unearned income                      $ 198,949         $ 169,089
===============================================================================

         At December 31, 2000 and 1999 loans to officers and directors aggregated approximately $3,582,000 and $3,506,000 respectively. During the year ended December 31, 2000, the Corporation made new loans to officers and directors in the amount of $981,000; payments by such persons during 2000 aggregated $905,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers. A summary of the activity in the allowance for loan losses is as follows:

(DOLLARS IN THOUSANDS)                          2000         1999         1998
--------------------------------------------------------------------------------
Balance at the beginning of year              $ 1,423      $ 1,326      $ 1,269
Provision for loan losses                         363          108          120
Loans charged-off                                (135)         (23)         (70)
Recoveries on loans previously charged-off          4           12            7
--------------------------------------------------------------------------------
Balance at the end of year                    $ 1,655      $ 1,423      $ 1,326
================================================================================

         Total non-performing assets are comprised of the outstanding balances of accruing loans which are 90 days or more past due as to principal or interest payments, non-accrual loans and other real estate owned. Total non-performing assets at December 31, 2000, 1999 and 1998 were as follows:

(DOLLARS IN THOUSANDS)                                    2000     1999     1998
--------------------------------------------------------------------------------
Loans past due in excess of 90 days and still accruing    $  2     $--      $ 24
Non-accrual loans                                          246      292       41
Other real estate owned                                     49       73       73
--------------------------------------------------------------------------------
Total non-performing assets                               $297     $365     $138
================================================================================

         The amount of interest income that would have been recorded on non-accrual loans in 2000, 1999 and 1998 had payments remained in accordance with the original contractual terms, approximated $19,000, $15,000 and $3,000 respectively, while no interest income was received on these types of assets in 2000, 1999 and 1998.

         At December 31, 2000, total impaired loans were approximately $1,461,000; compared to $519,000 at December 31, 1999. Although classified as substandard, the impaired loans were current with respect to principal and interest payments. The Corporation's total average impaired loans were $1,484,000 during 2000, $493,000 during 1999 and $0 during 1998. Interest income on impaired loans totaled $138,390 in 2000, $41,430 in 1999 and $0 in 1998.

         At December 31, 2000, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES continued


         The policy of the Bank is to generally grant commercial, mortgage and installment loans to New Jersey residents and businesses within its trading area. The borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the borrowers' underlying collateral, value of the underlying collateral, and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the control of the Bank. The Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provision for loan losses are provided for all known and inherent risks. Collateral and/or personal guarantees are required for virtually all loans.

NOTE 6: BANK PREMISES AND EQUIPMENT
-----------------------------------

(DOLLARS IN THOUSANDS)                                       2000        1999
------------------------------------------------------------------------------
Land                                                       $ 2,403     $ 1,649
Buildings                                                    6,174       6,017
Furniture, fixtures and equipment                            8,937       8,549
Leasehold improvements                                       1,441       1,410
==============================================================================
Subtotal                                                    18,955      17,625
Less accumulated depreciation and amortization               8,910       7,847
------------------------------------------------------------------------------
Total                                                      $10,045     $ 9,778
==============================================================================

         Depreciation expense for the three years ended December 31, 2000 amounted to $1,220,560 in 2000, $1,142,743 in 1999 and $1,090,733 in 1998,
respectively.

NOTE 7: FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS
------------------------------------------------------------

         At December 31, 2000 and 1999, advances from the Federal Home Loan Bank of New York (FHLB) amounted to $50,000,000. The FHLB advances have a weighted average interest rate of 5.50 percent and 5.35 percent at December 31, 2000 and December 31, 1999, respectively. These advances are secured by pledges of FHLB stock, 1-4 family residential mortgages and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of the FHLB while others have fixed maturity dates and at December 31, 2000, and 1999 are contractually scheduled for repayment as follows:

(DOLLARS IN THOUSANDS)                                       2000        1999
------------------------------------------------------------------------------
2000                                                       $    --     $50,000
2010                                                        50,000          --
------------------------------------------------------------------------------
TOTAL                                                      $50,000     $50,000
==============================================================================

         Other borrowings consisting of securities sold under agreements to repurchase had average balances of $35,205,000, $19,484,000, and $8,455,000, for the years ended December 31, 2000, 1999 and 1998, respectively. The maximum amount outstanding at any month end during 2000, 1999 and 1998, respectively, was $51,262,000, $30,752,000 and $15,063,000.

NOTE 8: PENSION AND BENEFITS
----------------------------

         The Corporation maintains a non-contributory pension plan for substantially all of its employees. The benefits are based on years of service and the employee's compensation over the prior five-year period. The plan's assets consist primarily of an insurance annuity. In addition, the Corporation has a non-qualified retirement plan that is designed to supplement the pension plan for key employees.

         In 1998, the Corporation adopted a Director's Retirement Plan, which is designed to provide retirement benefits for members of the Board of Directors. The expense associated with the plan amounted to $66,000 in 2000 and $116,359 for 1999 and 1998, respectively, and is included in non-interest expense.

         The following table sets forth change in projected benefit obligation, change in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 2000 and 1999.

CHANGE IN BENEFIT OBLIGATION (DOLLARS IN THOUSANDS)         2000          1999
--------------------------------------------------------------------------------
Projected benefit obligation at beginning of year         $ 5,426       $ 4,578
        Service cost                                          382           335
        Interest cost                                         385           334
        Actuarial (gain) loss                                (630)          414
        Benefits paid                                        (239)         (235)
--------------------------------------------------------------------------------
Projected benefit obligation at end year                  $ 5,324       $ 5,426
================================================================================

CHANGE IN PLAN ASSETS
--------------------------------------------------------------------------------
Fair value of plan assets at beginning year               $ 4,486       $ 4,369
        Actual return on plan assets                          (95)          281
Employer contributions                                        371            71
Benefits paid                                                (239)         (235)
--------------------------------------------------------------------------------
        Fair value of plan assets at end of year          $ 4,523       $ 4,486
--------------------------------------------------------------------------------
        Funded status                                     $  (801)      $  (940)
        Unrecognized net asset                                 (7)          (10)
        Unrecognized prior service cost                       110           125
        Unrecognized net actuarial gain                      (682)         (540)
--------------------------------------------------------------------------------
Accrued benefit cost                                      $(1,380)      $(1,365)
================================================================================

         The net periodic pension cost for 2000, 1999 and 1998 includes the following components.

(DOLLARS IN THOUSANDS)                             2000        1999        1998
--------------------------------------------------------------------------------
Service cost                                      $ 382       $ 335       $ 332
Interest cost                                       385         334         328
Expected return on plan assets                     (376)       (281)       (415)
Net amortization and deferral                        (6)        (69)        115
--------------------------------------------------------------------------------
Net periodic pension expense                      $ 385       $ 319       $ 360
================================================================================

         The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.

                                                         2000     1999     1998
--------------------------------------------------------------------------------
Discount rate                                           8.00%    7.50%    7.50%
Rate of compensation increase                           7.00%    6.50%    6.50%
Expected long-term rate of return on plan assets        8.00%    8.00%    8.00%
================================================================================

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 8: PENSION AND BENEFITS  continued


401K BENEFIT PLAN
-----------------

         The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. For 2000, 1999, and 1998, employer contributions amounted to $82,085, $74,099 and $ 61,691, respectively.

STOCK OPTION PLANS
------------------

         The Stock Option Plans permit Center Bancorp, Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiary. The options granted under the plans are intended to be either Incentive Stock Options or Non-qualified Options. Under the 1999 Employee Stock Incentive an aggregate of 179,000 shares are authorized for issuance. Such shares may be treasury shares, newly issued shares or a combination thereof.

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

         Changes in options outstanding during the past three years were as follows:

                                                            EXERCISE PRICE RANGE
Stock Option Plan                               Shares                 Per Share
--------------------------------------------------------------------------------
Outstanding, December 31, 1997,
   (153,411 shares exercisable)                178,876          $10.95 to $13.12
Granted during 1998                               --
Exercised during 1998                          (18,600)         $10.95 to $13.12
Expired or canceled during 1998                   --
--------------------------------------------------------------------------------
Outstanding, December 31, 1998,
   (150,125 shares exercisable)                160,276          $10.95 to $13.12
Granted during 1999                             42,970          $          15.50
Exercised during 1999                          (11,700)         $10.98 to $11.80
Expired or canceled during 1999                   --
--------------------------------------------------------------------------------
Outstanding, December 31, 1999,
   (143,370 shares exercisable)                191,548          $10.95 to $15.50
Granted during 2000                               --
Exercised during 2000                          (31,719)         $          11.80
Expired or canceled during 2000                 (4,195)         $          15.50
--------------------------------------------------------------------------------
Outstanding, December 31, 2000
   (126,543 shares exercisable)                155,634          $10.98 to $15.50
================================================================================

Fair Value of Stock Options Grants

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

         The following weighted-average assumptions were used for the grants of options in 1999. There were no options issued in 2000 or 1998.

         o  Dividend yield of 4.00%

         o  Expected volatility of 22.0%

         o  Risk-free interest rates based upon equivalent-term Treasury Rates

         o  Expected options lives were contractual lives at the date of grant

         The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 2000, 1999 and 1998. There were no grants of stock options in 2000, 42,970 in 1999 and no grants in 1998.

                                             2000                      1999                      1998
-------------------------------------------------------------------------------------------------------------
                                   OPTIONS      WEIGHTED     OPTIONS      WEIGHTED      OPTIONS      WEIGHTED
                                   GRANTED       AVERAGE     GRANTED       AVERAGE      GRANTED       AVERAGE
                                              FAIR VALUE                FAIR VALUE                 FAIR VALUE
-------------------------------------------------------------------------------------------------------------
Incentive stock options                 --      $   0.00        --        $   0.00          --      $   0.00
Non-qualifying stock options            --      $   0.00      42,970      $   2.97          --      $   0.00
Director's plan                         --      $   0.00        --        $   0.00          --      $   0.00
-------------------------------------------------------------------------------------------------------------
Total                                   --      $   0.00      42,970      $   2.97          --      $   0.00
=============================================================================================================

         Under APB Opinion 25, compensation cost for the stock options is not recognized because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant. Had compensation expense been recorded for stock options granted as determined under SFAS 123, net income would have been reduced by approximately $18,650 in 2000, $30,450 in 1999 and $19,000 in 1998, which would have changed the Corporation's basic and diluted earnings per share, by $0.01 in 2000, 1999 and 1998.

RESTRICTED STOCK
----------------

         Restricted Stock may be awarded to key employees providing for the immediate award of the Corporation's common stock subject to certain vesting and other restrictions. During 1999, 4,548 shares were awarded and issued from treasury shares to a trust. The fair value of the shares at the date of the award are amortized into salary expense over the vesting period. There were no awards of restricted stock in 2000 or 1998. The amount of compensation costs related to restricted stock awards included in salary expense was approximately $15,000 in 2000 and $7,000 in 1999. As of December 31, 2000, 909.6 shares of the restricted stock awards were vested.

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


NOTE 9: INCOME TAXES

The current and deferred amounts of income tax expense for the years ended December 31, 2000, 1999 and 1998 respectively, are as follows:

(DOLLARS IN THOUSANDS)                       2000           1999           1998
--------------------------------------------------------------------------------
CURRENT:
Federal                                    $ 2,620        $ 2,526        $ 1,871
State                                           96             94            162
--------------------------------------------------------------------------------
                                             2,716          2,620          2,033
================================================================================
DEFERRED:
Federal                                       (247)          (263)           108
State                                          (79)            (4)            --
                                              (326)          (267)           108
--------------------------------------------------------------------------------
Income tax expense                         $ 2,390        $ 2,353        $ 2,141
================================================================================

         Reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:

(DOLLARS IN THOUSANDS)                            2000        1999        1998
--------------------------------------------------------------------------------
Income before income tax expense                $ 7,395     $ 6,982     $ 6,313
Federal statutory rate                               34%         34%         34%
--------------------------------------------------------------------------------
Compute "expected" Federal income tax expense     2,514       2,374       2,146
State tax net of Federal tax benefit                 63          59         107
Decrease in valuation allowance                     (54)         (4)         --
Tax-exempt interest and dividends                  (270)       (291)       (223)
Other, net                                          137         215         111
--------------------------------------------------------------------------------
Income tax expense                              $ 2,390     $ 2,353     $ 2,141
================================================================================

         The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 2000 and 1999 are presented below:

(DOLLARS IN THOUSANDS)                                        2000        1999
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
    Allowance for loan losses                               $   433     $   289
    Pension expense                                             847         617
    Organization cost                                            68          58
    Unrealized losses on securities available-for-sale           --       1,248
--------------------------------------------------------------------------------
    Total gross deferred tax asset                            1,348       2,212
    Valuation allowance                                          --         (54)
--------------------------------------------------------------------------------
    Net deferred tax asset                                  $ 1,348     $ 2,158
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
    Depreciation                                            $   276     $   280
    Market discount accretion                                   128          97
    Deferred fee expense-mortgages                              295         206
    Unrealized gains on securities available-for-sale           226          --
    Other                                                        15          19
--------------------------------------------------------------------------------
    Total gross deferred tax liabilities                        940         602
--------------------------------------------------------------------------------
    Net deferred tax asset                                  $   408     $ 1,556
================================================================================

         Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carrybacks on a Federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 2000 and 1999, respectively.

         The valuation allowance is due to the state tax effect of the net deductible temporary difference calculated on a separate company basis. The valuation allowance for deferred tax assets as of December 31, 2000 was $0 compared to $54,000 in 1999.

NOTE 10: REGULATORY CAPITAL REQUIREMENTS
----------------------------------------

         FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2000, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

         Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution.

         Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of financial institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

         The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

         As of December 31, 2000, management believes that the Bank meets all capital adequacy requirements to which it is subject and is a well-capitalized institution under the prompt corrective action regulations.

         The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2000 and 1999, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:

                                                      FDIC REQUIREMENTS
------------------------------------------------------------------------------------------------
                           UNION CENTER NATIONAL       MINIMUM CAPITAL       FOR CLASSIFICATION
                               BANK ACTUALS               ADEQUACY           AS WELL CAPITALIZED
------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)       AMOUNT       RATIO       AMOUNT      RATIO       AMOUNT       RATIO
------------------------------------------------------------------------------------------------
DECEMBER 31, 2000
Leverage (Tier 1) capital   $36,298       6.56%      $22,229      4.00%      $27,665       5.00%
------------------------------------------------------------------------------------------------
Risk-based capital:
         Tier 1              36,298      12.84%       11,309      4.00%       16,963       6.00%
         Total               37,953      13.42%       22,617      8.00%       28,271      10.00%
------------------------------------------------------------------------------------------------

DECEMBER 31, 1999
------------------------------------------------------------------------------------------------
Leverage (Tier 1) capital   $35,496       6.90%      $20,574      4.00%      $25,717       5.00%
------------------------------------------------------------------------------------------------
Risk-based capital:
------------------------------------------------------------------------------------------------
         Tier 1              35,496      14.61%        9,721      4.00%       14,582       6.00%
------------------------------------------------------------------------------------------------
         Total               36,919      15.19%       19,442      8.00%       24,303      10.00%
================================================================================================

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

         The carrying amounts for cash and cash-equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of investment securities is estimated based on bid quotations received from securities dealers. Stock of the Federal Home Loan Bank of New York is carried at cost.

         Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate-mortgage, and installment loans.

         The fair value of performing loans, except residential mortgages, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience of the Bank with prepayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

         The fair value of deposits with no stated maturity, such as Non-interest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 2000 and 1999. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

         The fair value estimates of commitments to extend credit and standby letters of credit are estimated at the fee charged by the Bank for similar transactions. This amount is deemed immaterial.

         Short-term borrowings that mature within six months have fair values equal to their carrying value.

         The fair value of FHLB advances is based on the discounted value of estimated cash flows. The discount rate is estimated using the rates currently offered for similar advances. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

         Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities, goodwill, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

         The estimated fair value of the Corporation's financial instruments is as follows:

                                                                DECEMBER 31,
-------------------------------------------------------------------------------------------
                                                          2000                 1999
-------------------------------------------------------------------------------------------
                                                 CARRYING       FAIR   CARRYING        FAIR
(DOLLARS IN THOUSANDS)                             AMOUNT      VALUE     AMOUNT       VALUE
-------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and cash equivalents                        $ 22,274   $ 22,274   $ 18,675   $ 18,675
Investments Available-for-Sale                    156,513    156,513    120,490    120,490
Investments Held to Maturity                      173,754    173,224    183,450    176,542
Net loans                                         197,294    194,362    167,666    165,371
FINANCIAL LIABILITIES:
-------------------------------------------------------------------------------------------
Non-interest bearing deposits                      93,231     93,231     94,829     94,829
Interest-bearing deposits                         332,065    332,043    294,426    294,403
Federal funds purchased, securities sold under
  agreement to repurchase and FHLB advances      $101,262   $101,262   $ 80,752   $ 80,731
===========================================================================================

NOTE 12: PARENT CORPORATION ONLY FINANCIAL STATEMENTS
-----------------------------------------------------

         Center Bancorp, Inc. operates its wholly owned subsidiary, Union Center National Bank. The earnings of this subsidiary are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiary and dividends paid reduce the investment in the subsidiary. The ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see Note 13). Condensed financial statements of the Parent Corporation only are as follows:

CONDENSED STATEMENTS OF CONDITION
                                                                     AT DECEMBER 31,
-------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                         2000                  1999
-------------------------------------------------------------------------------------------
ASSETS
         Cash and cash equivalents                            $   128               $   144
         Investment in subsidiary                              39,056                36,360
         Other assets                                             566                   578
-------------------------------------------------------------------------------------------
         Total assets                                         $39,750               $37,082
===========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
         Other liabilities                                    $   568               $   569
         Stockholders' equity                                  39,182                36,513
-------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity           $39,750               $37,082
===========================================================================================

CONDENSED STATEMENTS OF INCOME
                                                               FOR YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                          2000       1999      1998
-------------------------------------------------------------------------------------------
Income
         Dividend income from subsidiary                      $  4,658   $  1,663   $ 1,720
         Management fees                                            32         59        50
-------------------------------------------------------------------------------------------
         Total Income                                            4,690      1,722     1,770
Expenses                                                           164        173       159
-------------------------------------------------------------------------------------------
         Net income before equity in earnings of subsidiary      4,526      1,549     1,611
         Undistributed equity in earnings of subsidiary            479      3,080     2,561
-------------------------------------------------------------------------------------------
         Net Income                                           $  5,005   $  4,629   $ 4,172
===========================================================================================

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 12: PARENT CORPORATION ONLY FINANCIAL STATEMENTS continued


CONDENSED STATEMENTS OF CASH FLOWS

                                                                            FOR YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                  2000            1999          1998
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                           $    5,005     $    4,629     $    4,172
Adjustments to reconcile net income to net cash
   provided by operating activities:
       Undistributed equity in earnings of subsidiary                      (479)        (3,080)        (2,561)
       Other, net                                                            13             (1)            31
--------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                    4,539          1,548          1,642
==============================================================================================================

INVESTING ACTIVITIES:
             Net cash used in investing activities                           --             --             --
--------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Cash dividends                                                           (2,265)        (2,213)        (2,023)
Proceeds from exercise of stock options                                     388            138            219
Proceeds from issuance of common stock                                      255            318            320
Purchase of Treasury Stock                                               (2,931)            --             --
--------------------------------------------------------------------------------------------------------------
             Net cash used in financing activities                       (4,553)        (1,757)        (1,484)
--------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                                 (16)          (209)           158
Cash and cash equivalents at beginning of year                              144            353            195
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of year                         $      128     $      144     $      353
==============================================================================================================

NOTE 13: DIVIDENDS AND OTHER RESTRICTIONS
-----------------------------------------

         Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the subsidiary bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the capital of the Bank. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with the retained profits for the two preceding years. At December 31, 2000, $10.8 million was available for the payment of dividends.

NOTE 14: COMMITMENTS, CONTINGENCIES
AND CONCENTRATIONS OF CREDIT RISK
---------------------------------

         In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $28,285,000, ($26,029,000 subject to variable rate indices and $2,256,000 fixed rate commitments) as of December 31, 2000. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $12,125,000 and $7,242,000 as of December 31, 2000 and 1999, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Corporation controls credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit-related terms and conditions from the customer. In the opinion of management, the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

         A substantial portion of the Bank's loans are one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectability of a substantial portion of the loan portfolio of the Bank is susceptible to changes in the real estate market.

         On December 11, 2000, the Corporation's subsidiary Union Center National Bank received approval from the Office of the Comptroller of the Currency for a new branch to be located at 214 South Street, Morristown, New Jersey. On October 26, 2000, the Planning Board of the Town of Morristown approved the Corporations' plans for construction of the new branch. Through December 31, 2000, the Corporation has recorded approximately $755,000 for land and $82,182 in construction in progress expenditures related to the new branch.

         Non-interest expenses include rentals for premises and equipment of $357,645 in 2000, $325,765 in 1999 and $264,825 in 1998. At December 31, 2000,
Center Bancorp, Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 2000 through 2004 are $366,478, $374,407, $390,784, $411,263 and
$432,891 respectively. Minimum rentals due 2005 and after are $658,906.

         The Corporation is subject to claims and lawsuits that arise in the ordinary course of business. Based upon the information currently available and advice received from legal counsel representing the Corporation in connection with such claims, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse impact on the consolidated financial position or results of operations, or liquidity of the Corporation.

[CENTER BANCORP, INC. LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued


NOTE 15: QUARTERLY FINANCIAL INFORMATION
CENTER BANCORP, INC., (unaudited)
---------------------------------

                                                                         2000
-------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)                         4TH QUARTER    3RD QUARTER    2ND QUARTER    1ST QUARTER
-------------------------------------------------------------------------------------------------------
Total interest income                           $    9,430     $    9,085     $    8,866     $    8,274
Total interest expense                               4,442          4,257          3,957          3,526
Net interest income                                  4,988          4,828          4,909          4,748
Provision for loan losses                              110             51            151             51
Other income                                           414            450            485            285
Other expense                                        3,279          3,431          3,419          3,225
Income before income taxes                           2,013          1,796          1,824          1,757
Net income                                           1,335          1,243          1,231          1,196
Earnings per share:
Basic                                           $     0.36     $     0.33     $     0.32     $     0.31
Diluted                                         $     0.36     $     0.33     $     0.32     $     0.31
Weighted average common shares outstanding:
Basic                                            3,724,303      3,747,901      3,824,126      3,801,598
Diluted                                          3,744,721      3,765,600      3,846,603      3,820,368
=======================================================================================================

                                                                         1999
-------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)                         4TH QUARTER    3RD QUARTER    2ND QUARTER    1ST QUARTER
-------------------------------------------------------------------------------------------------------
Total interest income                           $    8,453     $    8,171     $    7,928     $    7,540
Total interest expense                               3,479          3,283          3,090          2,949
Net interest income                                  4,974          4,888          4,838          4,591
Provision for loan losses                               36             36             18             18
Other income                                           289            286            270            246
Other expense                                        3,500          3,347          3,312          3,132
Income before income taxes                           1,727          1,791          1,778          1,687
Net income                                           1,166          1,162          1,170          1,131
Earnings per share:
Basic                                           $     0.31     $     0.31     $     0.31     $      0.30
Diluted                                         $     0.31     $     0.30     $     0.31     $      0.30
Weighted average common shares outstanding:
Basic                                            3,787,679      3,782,645      3,774,570      3,760,772
Diluted                                          3,810,573      3,810,573      3,798,112      3,787,237
=======================================================================================================

INDEPENDENT AUDITOR'S REPORT
----------------------------


      [KPMG LOGO]


      The Board of Directors and Stockholders Center Bancorp, Inc.:

      We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

      As described in Note 4 to the consolidated financial statements, on January 1, 2000, the Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities" and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities."



      KPMG LLP

      Short Hills, New Jersey
      February 1, 2001