Form 10-K, Exhibit 13
period 2001-12-31
CENTER BANCORP INC
filed 2002-03-28
CIK 712771

                               ANNUAL REPORT 2001


                                  Portraits in
                                   Community
                                    Banking



                                     [PHOTO]



[LOGO] Center Bancorp, Inc.                                   Union Center
       And wholly owned subsidiaries                  UNION CENTER NATIONAL BANK
                                                             Member F.D.I.C.

Since 1923, we have been a source of strength and stability in an ever-changing marketplace and world. We thank our customers and friends who have chosen us as their financial institution.

On the following pages, we are pleased to present a showcase of customers who are representative of the thousands of local, small and medium size companies that Union Center National Bank is proud to serve.


Financial Highlights ...............................................     1
To Our Shareholders, Customers and Friends .........................     2
Customer Showcase ..................................................     6
Management .........................................................    14
Summary of Selected Statistical Information and Financial Data .....    19
Management's Discussion and Analysis ...............................    20
Consolidated Statements of Condition ...............................    40
Consolidated Statements of Income ..................................    41
Consolidated Statements of Changes in Stockholders' Equity .........    42
Consolidated Statements of Cash Flows ..............................    43
Notes to Consolidated Financial Statements .........................    44
Independent Auditors' Report .......................................    63
Stockholders' Information ..........................................    64
Locations............................................... inside back cover

   [LOGO] Union Center
UNION CENTER NATIONAL BANK

LOCATIONS

UNION
Main Office

2455 Morris Avenue
Union, NJ 07083
(908) 688-9500
Lobby, Drive-Up and ATM

Center Office

2003 Morris Avenue
Union, NJ 07083
Lobby and ATM

Stowe Street

2022 Stowe Street
Union, NJ 07083
Drive-Up, Walk-Up and ATM

Five Points

356 Chestnut Street
Union, NJ  07083
Lobby, Drive-Up and ATM

Career Center

Union High School
North Third Street
Union, NJ  07083
Lobby

Auto Banking Center

Bonnel Court
Union, NJ 07083
Drive-Up, Walk-Up and ATM

Union Hospital

1000 Galloping Hill Road
Union, NJ 07083
ATM

BERKELEY HEIGHTS
Berkeley Heights Banking Center

512 Springfield Avenue
Berkeley Heights, NJ 07922
Lobby, Drive-Up and ATM

MADISON
Madison Banking Center

300 Main Street
Madison, NJ 07940
Lobby, Drive-Up and ATM

MORRISTOWN
Morristown Banking Center

84 South Street
Morristown, NJ 07960
Lobby and ATM

Coming Spring 2002
Town Hall Banking Center

214 South Street
Morristown, NJ 07960
Lobby, Drive-Up and ATM

SPRINGFIELD
Springfield Banking Center

783 Mountain Avenue
Springfield, NJ 07081
Lobby, Drive-Up and ATM

SUMMIT
Summit Banking Center

392 Springfield Avenue
Summit, NJ 07901
Lobby and ATM

VAUXHALL/MILLBURN
Millburn Mall Banking Center

2933 Vauxhall Road
Vauxhall, NJ  07088
Lobby and ATM

                [LOGO] Center Bancorp, Inc.

                       2455 Morris Avenue, Union, NJ 07083

Financial Highlights

                                                           FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
                                                                                                     PERCENT
(DOLLARS IN THOUSANDS EXCPET PER SHARE DATA)                     2001              2000              CHANGE
-------------------------------------------------------------------------------------------------------------
EARNINGS
Net Interest Income                                          $      22,362    $      19,472             14.84%
Provision for Loan Losses                                              656              363             80.72%
Other Income                                                         2,307            1,711             34.83%
Gain (Loss) on Securities Sold                                         181              (78)          (332.05%)
Other Expenses                                                      15,216           13,347             14.00%
Net Income                                                           6,011            5,005             20.10%
Cash Dividends Declared                                      $       2,338    $       2,265              3.22%
-------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Income
     Basic                                                   $        1.53    $        1.26              8.13%
     Diluted                                                          1.51             1.26              8.20%
Cash Dividends Paid                                                   0.59             0.60              3.45%
Book Value                                                           11.17            10.02             11.47%
Tangible Book Value                                          $       10.65    $        9.40             13.30%
-------------------------------------------------------------------------------------------------------------
AT YEAR END:
Market Value                                                     Bid         Ask       Bid          Ask
Per common share                                               $18.95      $19.00     $20.00      $21.25
-------------------------------------------------------------------------------------------------------------
AT YEAR END:
Investment Securities                                        $     417,274    $     330,267             26.34%
Loans                                                              211,236          198,949              6.18%
Assets                                                             689,603          569,553             21.08%
Deposits                                                           497,833          425,296             17.06%
FHLB advances                                                       60,000           50,000             20.00%
Federal funds purchased and securities sold
  under agreements to repurchase                                    72,296           51,262             41.03%
Stockholder's Equity                                         $      44,296    $      39,182             13.05%
Shares Outstanding                                               3,964,652        3,911,805              1.35%
-------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average assets                                              0.99%            0.94%
-------------------------------------------------------------------------------------------------------------
Return on average stockholders' equity                               14.08%           13.43%
Return on tangible average stockholders' equity                      14.86%           14.43%
-------------------------------------------------------------------------------------------------------------
Cash dividend declared as a
  percent of Net Income                                              38.90%           45.25%
-------------------------------------------------------------------------------------------------------------
Average stockholders' equity as a percent of average
  total assets                                                        7.02%            6.97%
Tangible Average stockholders' equity as a
  percent of average total assets                                     6.70%            6.52%
-------------------------------------------------------------------------------------------------------------
Stockholders' equity as a percent of total assets                     6.42%            6.88%
Tangible Stockholders' equity as a percent of total assets            6.14%            6.48%
-------------------------------------------------------------------------------------------------------------
Average Risk Based Tier I Capital Ratio                              12.37%           13.24%
Average Risk Based Tier I and Tier II Capital                        13.17%           13.79%
Tier I Leverage Ratio                                                 7.77%            6.60%
=============================================================================================================

[LOGO] Center Bancorp, Inc.



                                     [PHOTO]

                                    John J. Davis
                                    PRESIDENT AND
                                    CHIEF EXECUTIVE OFFICER


                                    Alexander A. Bol
                                    CHAIRMAN OF
                                    THE BOARD

TO SHAREHOLDERS, CUSTOMERS AND FRIENDS

Our country has changed drastically since our last annual report to you. Along with the rest of the world, we were profoundly shocked and deeply saddened by the terrorist attacks that took place in the United States on September 11, 2001. Our thoughts and deepest sympathies are with those who were injured and with the families, colleagues, and friends who lost loved ones in this senseless tragedy.

         The financial impact of the terrorist events underscored the need for strong, stable financial institutions such as Center Bancorp, Inc. Our customers' confidence in Center Bancorp's financial strength and stability is something we will never take lightly. As evidence, we cite our ongoing commitment to focus on the banking business fundamentals of safety, soundness, consistent earnings quality, and superior customer service.

         In this year's Annual Report, we feature just a few of the many customers of Union Center National Bank, the principal banking subsidiary of Center Bancorp, Inc. These customers have come to rely on the bank for their financial needs and the Bank is proud to serve them.

FINANCIAL HIGHLIGHTS

Despite the economic turmoil and the distractions caused by recent events, I'm pleased to share with you the highlights of another year of record performance unequaled in our 78-year history.

         Our net income for 2001 amounted to $6,011,000, which represented a 20.10% increase over earnings of $5,005,000 for 2000. Earnings of $1.51 per fully diluted share compared favorably to earnings of $1.26 per fully diluted share in 2000. Widening net interest margins and double-digit gains in noninterest fee revenue growth served as the key performance drivers.

         At year-end 2001, our assets totaled $689.6 million, an increase of 21.1% over the $569.6 million reported at year-end 2000. Strong interest-earning asset growth in both the loan and the investment securities portfolios offset the effects of net interest margin pressure caused by falling interest rates.

         Deposit growth was strong for the year. At year-end, total deposits for the Corporation stood at $497.8 million, up 17.06% from 2000. Total core deposits were $275,084, representing 55% of total deposits. Non-interest bearing core deposits, a low-cost source of funding, remained a key funding source for the Corporation. At December 31, 2001, these deposits amounted to $103.5 million or 16.4% of total funding sources and 20.8% of total deposits.

                                   Net Income
                            (In millions of dollars)
                                  [BAR GRAPH]

[LOGO]
                                                              [PHOTO]
                                                 Renovations to our Stowe Street
                                                  Drive-In/Walk-Up Branch were
                                                   completed in November 2001.

         Non-interest revenue generation continued to improve and continues to increase as a percentage of total revenue. For 2001, total fee revenue (exclusive of gains in securities sold of $181,000) increased 34.8% or $596,000 when compared to 2001.

Loans increased $12.3 million, up 6.17% over the previous year. The increase in loan growth continues to be driven by strong demand for commercial and residential mortgage loans, led primarily by the Corporation's expansion into desirable markets such as Summit, Madison, and Morristown. The Corporation's investment securities portfolio increased $87.0 million, up 26.3% over the prior year, a result that reflected the Corporation's leverage strategies.

         The continuing uncertainty in the economy and the world events of 2001 called for an increased focus on credit quality. While asset quality remained sound, $656,000 was added to the provision for loan losses in order to better align loan loss reserves with loan portfolio growth.

         On December 18, 2001, the Corporation completed an issuance of $10.0 million in floating rate Capital Trust Preferred Securities, through a pooled offering with First Tennessee Capital Markets. For regulatory capital purposes, the securities are included as a component of Tier I leverage capital. The Tier I leverage capital ratio subsequently increased to 7.78 percent of total assets at December 31, 2001.

         In summary, I believe our financial performance in 2001 continued to reflect the value of the franchise as well as its potential.

CREATING CUSTOMER VALUE

In addition to providing superior customer service, our community banking strategy focuses on offering a full range of banking products and services, localized decision making, and leading edge technology that, by automating routine functions, allows us to focus on adding value where it matters most to customers. In 2001, Union Center National Bank introduced innovative deposit and loan products and broadened its service delivery system, with a focus on providing the Corporation with new avenues for revenue growth.

         In terms of product development and service enhancements, we strive to be responsive to our customers needs and preferences. For customers who are more comfortable with "bricks and mortar" traditional branch banking, we continue to invest in core banking products such as Super Max, a high-yield Money Market savings account. For those retail and business depositors who value convenience and round-the-clock access, we have responded with innovations such as Internet banking and bill paying. Because we remain focused on the customer, we are equally comfortable whether providing service powered by people or convenience driven by technology.

                               Total Asset Growth
                            (In millions of dollars)
                                  [BAR GRAPH]

         In 2001, the Bank remained committed to attracting and retaining small business customers, relying on our lending team to aggressively compete for this business and to make well-priced, solid loans.

         Last year, we continued to reap the benefits of our geographic expansion into new markets. Our Summit, Madison, and Morristown offices continued to grow profitably. This spring, we will open an additional South Street Morristown office, a 2,800 square-foot free-standing banking facility with a two-lane drive up, both a walk-up and a drive-up ATM, and abundant on-site parking. The office complements our pedestrian-friendly location just east of the Morristown Green. We believe that this additional location will enhance customer convenience and enable us to continue to grow market share in this vibrant community.

         In terms of facility improvements, we have completely renovated our Stowe St. Drive-In/Walk-Up branch and the grounds surrounding it. This enhancement allows us to better service our customers in a modern and convenient setting.

OUTLOOK FOR CONTINUED GROWTH AND STABILITY

Center Bancorp, Inc. ended 2001 with strong fundamentals, profitable growth, and a sophisticated product line. We entered 2002 with a stronger franchise and a renewed commitment to understand and exceed our customers needs and expectations. Looking ahead, we will adhere to our established principles of high credit quality, continued low cost deposit growth, increased fee and service income, effective expense control, and excellence in customer service. As a results-oriented Corporation, we will continue to make significant investments in our product offerings, in our technology, in our facilities, in our communities and in our people.

         In closing, we thank our shareholders for their support, our directors for their guidance, our employees for their efforts, and our customers for their loyalty. We pledge to continue to earn the confidence you have placed in us.

/s/ JOHN J. DAVIS                                   /s/ ALEXANDER A. BOL
John J. Davis                                       Alexander A. Bol
PRESIDENT AND CHIEF EXECUTIVE OFFICER               CHAIRMAN OF THE BOARD



                                 Total Deposits
                            (In millions of dollars)
                                  [BAR GRAPH]
                      an investment in great taste...

                                     [PHOTO]

Ristorante Da Benito, located in Union, New Jersey offers a first class dining experience of Italian and European cuisine. Customers enjoy impeccable service in a sophisticated, yet comfortable atmosphere.

Union Center National Bank has been with Benito's every step of the way - from its grand opening in 1985, during renovations and expansions, to its recent honors from New Jersey Monthly Magazine and The New York Times.

"Union Center National Bank provides the same attention to detail and service that my customers have come to expect from Benito's Ristorante."

Benito Hasenjaj, Proprietor
RISTORANTE DA BENITO, UNION

                                                                  [LOGO]
                                                              Union Center
                                                      UNION CENTER NATIONAL BANK


keeping the Y hopping...


Founded in 1873, The Madison Area YMCA is one of the leading YMCA's in New Jersey and in the United States. Currently undergoing a major expansion project, the Madison Area YMCA provides residents of Southeast Morris County a community resource for recreation, fitness and enrichment.

"To us, Union Center National Bank embodies the core values of the YMCA: respect, responsibility, caring and honesty. UCNB is a trusted financial partner that we can depend on to help us meet the needs of our community."

Barry Kroll, President
MADISON AREA YMCA, MADISON


                                    [PHOTO]
whatever the doctor orders...


The New York Shipping Association/International Longshoreman Association has been serving the pharmaceutical needs of it's members and families from Maine to Texas for over 50 years. With 14 pharmacists on-site at their new Union, New Jersey location, the Association fulfills over 1,800 prescriptions daily.

"Throughout our expansion to Union we quickly came to discover the true meaning of a community bank. Through it all, we always knew that our personal banker was just a phone call away. It's this kind of service that sets them apart from their competition."

Kamalesh P Dholakia, Administrator

THE NEW YORK SHIPPING ASSOCIATION/INTERNATIONAL LONGSHOREMAN
ASSOCIATION, UNION

                                    [PHOTO]

                                                                  [LOGO]
                                                              Union Center
                                                      UNION CENTER NATIONAL BANK

the doctors are in...


                                    [PHOTO]

Union Hospital, an affiliate of The Saint Barnabas Healthcare Systems, is no stranger to helping people. For more than 55 years, they have provided high quality healthcare to the Union County area. With more than 400 physicians, 1,200 employees and 300 volunteers, Union Hospital cares for more than 65,000 patients annually.

"From providing the latest in financial products and services to meeting our expanding needs, we can always count on the Bank with a Heart as a leading supporter of Union Hospital and it's Foundation."

Left to right James Masterson, V.P. Community & Government Relations/President, Union Hospital Foundation; Patricia McKeon-Hoffman, V.P. Ancillary & Supports; Sal Rullis, Project Manager, Center for Surgery at Union Hospital
UNION HOSPITAL, UNION
something to eat, something to drink, served with a smile...

                                    [PHOTO]

When Union Center National Bank first expanded to Morristown in 1998, a longtime friend was waiting at our door. Just around the corner from the UCNB Morristown Banking Center, The Dublin Pub's classic Irish menu and historic decor provides patrons with a little taste of Ireland.

"Jack Davis, now President and CEO of Union Center National Bank, was there for me many years ago when the Dublin Pub was merely a dream in need of financial backing. Through the years, UCNB has continued to offer the experience and sound advice that has helped make us the success we are today."

Jim Mongey, Proprietor (right) Pat Mongey, Brother (left)
THE DUBLIN PUB, MORRISTOWN

                                                                  [LOGO]
                                                              Union Center
                                                      UNION CENTER NATIONAL BANK

keeping the fleet on the road...

Air Brake & Equipment and International Trucks of Central Jersey has grown to be one of the largest truck dealers, truck parts and service suppliers in the tri-state area. Family owned and operated for twenty-eight years, the Appolonia's are proud of the choice they made when they turned to Union Center National Bank.

"Union Center National Bank's ability to tailor banking packages to our specific needs has helped us through every phase of our growth. Without Union Center National Bank's help and guidance the extent of our growth would not have been possible."

Anthony, Mary and Matthew Appolonia
INTERNATIONAL TRUCKS OF CENTRAL JERSEY, HOWELL
AIR BRAKE & EQUIPMENT, HILLSIDE

                                    [PHOTO]
keeping New Jersey in bloom...

                                    [PHOTO]

Coviello Brothers is a full service nursery and floral center located in Madison, New Jersey, serving all of New Jersey and the United States. Family owned and operated, Coviello's takes pride in the personal, hands-on service they have been providing their customers since 1973.

"In a world of impersonal service, it is comforting to work with a bank that employs our same family-style approach with their customers - they truly understand the value of the human touch."

Peter and Carmine Coviello, Owners
COVIELLO BROTHERS

                                                                  [LOGO]
                                                              Union Center
                                                      UNION CENTER NATIONAL BANK

paving the way...


Hillcrest Paving and Excavating, Inc. of Maplewood New Jersey instills the image of strength and stability. Hillcrest has been incorporated in the State of New Jersey since 1979 and specializes in commercial, industrial & municipal asphalt paving, excavating, utilities, and recreational facilities. They are committed to the same customer satisfaction that they receive from UCNB.

"Union Center National Bank has withstood the test of time. Knowing that they have been helping businesses like ours since 1923 gives us the confidence we desire in our financial partner."

Gerald J. Giordano, President
HILLCREST PAVING AND EXCAVATING, MAPLEWOOD

[LOGO]  Center Bancorp, Inc.

[PHOTO]

Thanks Chuck....

Charles P. Woodward retired from the Board of Directors on April 17, 2001. The Board of Directors immediately elected him an Honorary Director.

         Mr. Woodward was appointed to the Board in 1970. He served as Chairman of the Board from 1987 until his retirement.

         The Shareholders, Board of Directors, Officers and Staff extend to Mr. Woodward our sincere thanks and best wishes for health and happiness in his retirement.

[LOGO]  Center Bancorp, Inc.

BOARD OF DIRECTORS OF CENTER BANCORP, INC.

                                    [PHOTO]

Pictured seated left to right are: James J. Kennedy, Hugo Barth, III, Brenda Curtis, Robert L. Bischoff, Norman F. Schroeder.

Standing, left to right are:
Herbert Schiller, Paul Lomakin, Jr., John J. Davis, Alexander A. Bol, William A. Thompson, Donald G. Kein.

Alexander A. Bol, A.I.A.
ARCHITECT

Hugo Barth, III
PARTNER, HAEBERLE & BARTH

Robert L. Bischoff
PRESIDENT, BEER IMPORT CO.

Brenda Curtis
EXEC. DIRECTOR, AMERICAN CANCER SOCIETY

John J. Davis
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Donald G. Kein
KEIN, POLLATSCHEK AND GREENSTEIN, ATTORNEYS

James J. Kennedy
MANAGING PARTNER,
KVI ASSET MANAGEMENT, LLC

Paul Lomakin, Jr.
PRESIDENT, WINTHROP DEVELOPMENT CO.

Herbert Schiller
PRESIDENT, FOREMOST MANUFACTURING CO.

Norman F. Schroeder
PRESIDENT, NFS ASSOCIATES, INC.

William A. Thompson
VICE PRESIDENT, THOMPSON & CO.

HONORARY DIRECTORS
Wallace J. Butler
John A. Deitrich
Robert C. Miller
Stanley R. Sommer
Rudi O. Wadle, D.O.
Charles P. Woodward

[LOGO]  Center Bancorp, Inc.

OFFICERS OF CENTER BANCORP, INC.

                                    [PHOTO]

Pictured above, seated left to right are: Donald Bennetti, John F. McGowan and William E. Arnold. Standing, left to right are: Lori A. Wunder, Mark S. Cardone, John J. Davis, Anthony C. Weagley and Julie D'Aloia.

John J. Davis
PRESIDENT AND CHIEF EXECUTIVE OFFICER

William E. Arnold
VICE PRESIDENT

Donald Bennetti
VICE PRESIDENT

Mark S. Cardone
VICE PRESIDENT

Julie D'Aloia
VICE PRESIDENT AND SECRETARY

John F. McGowan
VICE PRESIDENT

Anthony C. Weagley
VICE PRESIDENT AND TREASURER

Lori A. Wunder
VICE PRESIDENT

         [LOGO]
      Union Center
UNION CENTER NATIONAL BANK


WELCOMES...

     [PHOTO]                     [PHOTO]                    [PHOTO]
Mark S. Cardone             Richard J. Nowel           Georgianna Goldin
SENIOR VICE PRESIDENT       VICE PRESIDENT             ASSISTANT VICE PRESIDENT

     [PHOTO]                     [PHOTO]                    [PHOTO]
Samuel D. Lombardi          Willard Thomas             Dennis M. Grote
ASSISTANT VICE PRESIDENT    ASSISTANT VICE PRESIDENT   ASSISTANT CASHIER

CONGRATULATES...

     [PHOTO]                     [PHOTO]                    [PHOTO]
Mark P. Balsam, Sr.         Barry Keefe                Angelo LaFerrera
VICE PRESIDENT              ASSISTANT VICE PRESIDENT   ASSISTANT CASHIER

         [LOGO]
      Union Center
UNION CENTER NATIONAL BANK

OFFICERS OF UNION CENTER NATIONAL BANK


John J. Davis                                  Irene S. Greenman
PRESIDENT AND CHIEF EXECUTIVE OFFICER          ASSISTANT VICE PRESIDENT

William E. Arnold                              Janet M. Imrich
SENIOR VICE PRESIDENT AND SENIOR LOAN OFFICER  ASSISTANT VICE PRESIDENT

Donald Bennetti                                Damien D. Kane
SENIOR VICE PRESIDENT                          ASSISTANT VICE PRESIDENT

Mark S. Cardone                                Barry Keefe
SENIOR VICE PRESIDENT                          ASSISTANT VICE PRESIDENT

Julie D'Aloia                                  Samuel D. Lombardi
SENIOR VICE PRESIDENT                          ASSISTANT VICE PRESIDENT

John F. McGowan                                Regina M. Nicholls
SENIOR VICE PRESIDENT                          ASSISTANT VICE PRESIDENT

Anthony C. Weagley                             Willard H. Thomas
SENIOR VICE PRESIDENT AND CASHIER              ASSISTANT VICE PRESIDENT

Lori A. Wunder                                 Saul A. Burgos
SENIOR VICE PRESIDENT                          ASSISTANT CASHIER

Mark P. Balsam, Sr.                            Debbie Damato
VICE PRESIDENT                                 ASSISTANT CASHIER

Thomas E. Farley                               Michael F. Flesta
VICE PRESIDENT                                 ASSISTANT CASHIER

Christopher M. Gorey                           Dennis M. Grote
VICE PRESIDENT                                 ASSISTANT CASHIER

Barbara Liebman                                Angelo LaFerrera
VICE PRESIDENT                                 ASSISTANT CASHIER

Richard J. Nowel                               Janet LaFerrera
VICE PRESIDENT                                 ASSISTANT CASHIER

Francis Patryn                                 Camille L. Moskowitz
VICE PRESIDENT AND COMPTROLLER                 ASSISTANT CASHIER

Anastasia Raissis                              Joan Mullen
VICE PRESIDENT                                 ASSISTANT CASHIER

Jerry F. Smith                                 Mark Procino
VICE PRESIDENT                                 ASSISTANT CASHIER

Richard E. Vlerebome                           Susan Schweiker
VICE PRESIDENT AND AUDITOR                     ASSISTANT CASHIER

Salvatore DiRico                               Christine Spada
ASSISTANT VICE PRESIDENT                       ASSISTANT CASHIER

Edward B. Filipski
ASSISTANT VICE PRESIDENT                       ------------------------------

Louis J. Giacona                               GENERAL COUNSEL
ASSISTANT VICE PRESIDENT                       Donald G. Kein, Esq.

Georgianna Goldin
ASSISTANT VICE PRESIDENT

[LOGO] Center Bancorp, Inc.

SUMMARY OF SELECTED STATISTICAL INFORMATION
AND FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)                                              YEARS ENDED DECEMBER 31,
SUMMARY OF INCOME                                        --------------------------------------------------------------------------
                                                             2001            2000            1999            1998            1997
------------------------------------------------------------------------------------------------------------------------------------
 Interest income                                         $   38,369      $   35,655      $   32,092      $   30,686      $   30,706
 Interest expense                                            16,007          16,183          12,801          13,573          14,487
 Net interest income                                         22,362          19,472          19,291          17,113          16,219
 Provision for loan losses                                      656             363             108             120               0
 Net interest income after provision
  for loan losses                                            21,706          19,109          19,183          16,993          16,219
 Other income                                                 2,488           1,633           1,089             971           1,111
 Other expense                                               15,216          13,347          13,290          11,651          10,596
 Income before income tax expense                             8,978           7,395           6,982           6,313           6,734
 Income tax expense                                           2,967           2,390           2,353           2,141           2,223
 Net income                                              $    6,011      $    5,005      $    4,629      $    4,172      $    4,511
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF FINANCIAL CONDITION DATA
   Investments                                           $  417,274      $  330,267      $  303,940      $  287,966      $  298,298
   Total loans                                              211,236         198,949         169,089         150,099         132,424
   Total assets                                             689,603         569,553         509,624         470,134         473,112
   Deposits                                                 497,833         425,296         389,255         377,167         436,010
   Stockholders' equity                                  $   44,296      $   39,182      $   36,513      $   36,631      $   33,422
------------------------------------------------------------------------------------------------------------------------------------
 DIVIDENDS
   Cash dividends                                        $    2,338      $    2,265      $    2,213      $    2,023      $    1,863
   Dividend payout ratio                                       38.9%           45.3%           47.8%           48.5%           41.3%
------------------------------------------------------------------------------------------------------------------------------------
 CASH DIVIDENDS PER SHARE
   Cash dividends                                        $     0.59      $     0.57      $     0.55      $     0.50      $     0.48
------------------------------------------------------------------------------------------------------------------------------------
 EARNINGS PER SHARE
   Basic                                                 $     1.53      $     1.26      $     1.17      $     1.06      $     1.16
   Diluted                                               $     1.51      $     1.26      $     1.16      $     1.05      $     1.15
------------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic                                                     3,939,792       3,963,206       3,964,638       3,928,552       3,896,344

Diluted                                                   3,972,627       3,984,039       3,989,664       3,966,260       3,925,148
------------------------------------------------------------------------------------------------------------------------------------
 OPERATING RATIOS
   Return on average assets                                    0.99%           0.94%           0.92%           0.88%           0.94%
   Return on tangible average equity                          14.86%          14.43%          13.50%          12.93%          15.92%
------------------------------------------------------------------------------------------------------------------------------------
 BOOK VALUE
   Book value per common share                           $    11.17      $    10.02      $     9.16      $     9.29      $     8.56
   Tangible book value per common share                  $    10.65      $     9.40      $     8.48      $     8.51      $     7.70
------------------------------------------------------------------------------------------------------------------------------------
 NON-FINANCIAL INFORMATION
   Common stockholders                                          543             581             603             606             609
   Staff-Full time equivalent                                   172             156             162             153             140
------------------------------------------------------------------------------------------------------------------------------------

Footnote: All per share amounts have been adjusted retroactively for stock splits and stock dividends during the periods presented.

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

         The following introduction to Management's Discussion and Analysis highlights the principal factors that contributed to Center Bancorp's earnings performance in 2001.

         Center Bancorp, Inc., Reported Record Earnings for the year, 2001.

         For the twelve months ended December 31, 2001, net income increased 20.1% to $6,011,000 or $1.51 per diluted share, as compared to $5,005,000 or $1.26 per diluted share earned for the twelve months ended December 31, 2000. A widening of the net interest margin and a double-digit percentage gain in non-interest income growth were the primary drivers for the positive performance of the Corporation.

         Strong interest-earning asset growth in both the loan and the taxable investment security portfolios offset the effects of interest rate pressure, with loans increasing $12.3 million (up 6.17% percent over the prior year) and the investment securities portfolio increasing $87.0 million (up 26.3% over the prior year) at year end. The loan growth has been fueled by strong demand for commercial and residential mortgage loans. A robust commercial real estate and residential housing market prevailed throughout the year in New Jersey, despite the national economic downturn.

         The geographic expansion of the Corporation into desirable markets, such as Summit, Madison and Morristown, New Jersey, is a key reason for the increased loan demand. The increased size of the securities portfolio largely reflects the Corporation's leverage strategies. This was reflected in the addition of approximately $71.5 million in mortgage-backed securities to the balance sheet during the fourth quarter in a recently initiated leverage program.

         While asset quality continues to remain high, during 2001, a total of $656,000 was added to the provision for loan losses, to maintain adequate loan loss reserves in relationship with loan portfolio growth and the change in the loan mix to include a higher percent of commercial loans.

         Non-interest bearing core deposits, a low-cost source of funding, continue to remain a key funding source. At December 31, 2001, this source of funding amounted to $103.5 million or 16.2% of total funding sources and 20.8% of total deposits. For the twelve months, average-earning assets grew $66.6 million or 13.3% and interest-bearing liabilities increased on average $59.8 million.

         Deposit growth was also strong for the year. The growth in average deposits was reflected in core interest-bearing accounts, premium savings and demand deposits. Our entry into Morris County several years ago with the opening of our Madison and Morristown offices has improved our deposit position. At December 31, 2001, total deposits for the Corporation were $497.8 million.

         Net interest margins, while increasing for the twelve months ended December 31, 2001, came under pressure from the continued decline in interest rates. The Federal Reserve interest rate reductions dictated performance during 2001. Due to the lower interest rate environment, the margin expanded 2 basis points to 4.00 percent for the twelve months ended December 31, 2001, as compared with 3.98 percent for the comparable twelve-month period in 2000.

         Successful non-interest revenue generation improved during the year, and increased as a percentage of total revenue. The increase in revenue for 2001 was fueled by increased customer activity resulting in increased ATM and debit card fees, coupled with increased other income attributable to an increase in the cash surrender value of bank owned life insurance. For the year 2001, non-interest income, exclusive of gains on securities sold of $181,000, increased 34.8% or $596,000 as compared to the comparable twelve-month period in 2000. The Corporation intends to expand its ATM network in 2002, which should increase ATM fees in 2002. The Corporation also perceives additional fee income opportunities in aggressively marketing the Bank's PC Banking service, Electronic Fund Transfer services, debit cards, lockbox and merchant processing services.

         Operating expenses for the year increased 14.0% with increased salary, benefits, and bank premise and occupancy expense accounting for most of the increase.

         Total assets at December 31, 2001, were $689.6 million, an increase of 21.1% from assets of $569.6 million at December 31, 2000. Annualized returns on average assets for the twelve months ended December 31, 2001 was .99% compared to .94% for 2000.

         Total stockholders' equity increased 13.05% over 2000 to $44.3 million, and represented 6.42% of total assets at year-end. Book value per common share was $11.17, as compared with $10.02 a year ago. Tangible book value per common share increased to $10.65 from $9.40 a year ago. Annualized return on average stockholders' equity for the twelve months ended December 31, 2001 was 14.1% compared to 13.4% for 2000. On December 11, 2001, the Corporation completed an issuance of $10.0 million in floating rate Capital Trust Preferred Securities, through a pooled offering with First Tennessee Capital Markets. The securities are included as a component of Tier I capital for regulatory capital purposes. The Tier I Leverage capital ratio subsequently increased to 7.77 percent of total assets at December 31, 2001.

         A key element of the Corporation's consistent performance is its strong capital base. The Corporation's risk-based capital ratios at December 31, 2001 were 12.37 percent for Tier I capital and 13.13 percent for total risk-based capital. These ratios substantially exceed the minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. From a performance viewpoint, return on tangible average shareholders' equity was 14.9 percent in 2001, compared with 14.4 percent for 2000 and 13.5 percent in 1999.

         Non-historical statements set forth in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may use such forward-looking terminology as "expect", "look", "believe", "plan", "anticipate", "may", "will" or similar statements or variations of such terms or otherwise express views concerning trends and the future. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, the direction of interest rates, continued levels of loan quality and origination volume, continued relationships with major customers including sources for loans, as well as the effects of economic conditions and legal and regulatory barriers and structure, including those relating to the deregulation of the financial services industry. Actual results may differ materially from such forward-looking statements. Center Bancorp, Inc. assumes no obligation for updating any such forward-looking statements at any time.

         The following sections discuss the Corporation's Results of Operations, Asset and Liability Management, Liquidity and Capital Resources.

RESULTS OF OPERATIONS

         Net income and earnings per share (basic and diluted) increased by
20.10 percent, 21.43 percent and 19.84 percent, respectively, for the twelve months ended December 31, 2001, compared to the twelve months ended December 31, 2000. This compared to an increase of 8.12 percent, 7.69 percent and 8.62 percent, respectively, for the twelve months ended December 31, 2000, as, compared to the twelve months ended December 31, 1999. Net income for the twelve months ended December 31, 2001 was $6,011,000 as compared to $5,005,000 earned for the comparable twelve-month period of 2000 and $4,629,000 for the comparable twelve-month period of 1999. All share and per share information for all periods presented have been retroactively restated for stock splits and stock dividends distributed to stockholders during the periods presented. The annualized return on average assets was 0.99 percent for the twelve months ended December 31, 2001 as compared with 0.94 percent for the comparable period in 2000, and 0.92 percent for the comparable period in 1999, while the annualized return on tangible average stockholders' equity was 14.86 percent, 14.43 percent and 13.50 percent, and respectively. Earnings performance for the twelve months ended December 31, 2001, reflected a widening of net interest margins and a double-digit percentage gain in non-interest revenue, offset in part by an increase in noninterest expense and in the provisions for taxes and loan losses.

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

         The most significant component of Center Bancorp's earnings is net interest income, which is the difference between the interest earned in the portfolio of earning-assets (principally loans and investments) and the interest paid for deposits and short-term borrowings, which support these assets.

         Net interest income is directly affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, which support those assets, as well as changes in the rates earned and paid. Net interest income is presented in this financial review on a tax equivalent basis by adjusting tax exempt income (primarily interest earned on various obligations of state and political subdivisions) by the amount of income tax which would have been paid had the assets been invested in taxable issues, and then in accordance with the Corporation's consolidated financial statements. The net interest income data presented in this financial review differ from the Corporation's net interest income components of the consolidated financial statements presented elsewhere in this report.

                                                    2001                                2000
------------------------------------------------------------------------------------------------------------
                                                  INCREASE                             INCREASE
                                                 (DECREASE)                           (DECREASE)
                                                    FROM                                FROM
                                                   PRIOR         PERCENT                PRIOR        PERCENT
DOLLARS IN THOUSANDS                    AMOUNT      YEAR         CHANGE     AMOUNT       YEAR         CHANGE
------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Investments                            $ 22,995    $  1,714        8.05    $ 21,281    $  1,398        7.03
Loans, including fees                    15,301         894        6.21      14,407       2,209       18.11
Federal funds sold and securities
 purchased under agreement to resell        331         (45)     (11.97)        376         (76)     (16.81)
------------------------------------------------------------------------------------------------------------
Total interest income                    38,627       2,563        7.11      36,064       3,531       10.85
------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Certificates $100,000 or more             1,465      (2,017)     (57.93)      3,482         779       28.82
Deposits                                  9,216         454        5.18       8,762       1,452       19.86
Borrowings                                5,326       1,387       35.21       3,939       1,151       41.28
------------------------------------------------------------------------------------------------------------
Total interest expense                   16,007        (176)      (1.09)     16,183       3,382       26.42
------------------------------------------------------------------------------------------------------------
Net interest income on a fully
tax-equivalent basis                   $ 22,620    $  2,739       13.78    $ 19,881    $    149        0.76
------------------------------------------------------------------------------------------------------------
Tax-equivalent adjustment                  (258)        151      (36.92)       (409)         32       (7.30)
------------------------------------------------------------------------------------------------------------
Net interest income                    $ 22,362    $  2,890       14.84    $ 19,472    $    181        0.94
============================================================================================================
                                                    1999
                                                  INCREASE
                                                 (DECREASE)
                                                    FROM
                                                   PRIOR        PERCENT
DOLLARS IN THOUSANDS                    AMOUNT      YEAR         CHANGE
--------------------------------------------------------------------------------
INTEREST INCOME:
Investments                            $ 19,883    $    310        1.58
Loans, including fees                    12,198       1,274       11.66
Federal funds sold and securities
 purchased under agreement to resell        452         (98)     (17.82)
--------------------------------------------------------------------------------
Total interest income                    32,533       1,486        4.79
--------------------------------------------------------------------------------
INTEREST EXPENSE:
Certificates $100,000 or more             2,703      (1,598)     (37.15)
Deposits                                  7,310        (540)      (6.88)
Borrowings                                2,788       1,366       96.06

Total interest expense                   12,801        (772)      (5.69)

Net interest income on a fully
tax-equivalent basis                   $ 19,732    $  2,258       12.92
--------------------------------------------------------------------------------
Tax-equivalent adjustment                  (441)        (80)      22.16
--------------------------------------------------------------------------------
Net interest income                    $ 19,291    $  2,178       12.73
================================================================================


* Before the provision for loan losses

NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest earned on securities of state and political subdivisions.

NET INTEREST INCOME

         Net interest income on a fully tax-equivalent basis for the twelve months ended December 31, 2001 increased $2.7 million or 13.78 percent, from $19.9 million for the comparable twelve-month period in 2000. The Corporation's net interest margin increased two basis points to 4.00 percent from 3.98 percent.

         The change in net interest income was primarily attributable to a 55 basis point decline in the average interest rates paid on total interest-bearing liabilities, while there was a 40 basis point decrease in the average yield on earning-assets from 7.22 percent in 2000 to 6.82 percent for the twelve months ended December 31, 2001. The change in average yield on both interest-earning assets and interest-bearing liabilities reflected the decline in interest rates that prevailed throughout 2001. Since January 3, 2001, when the Federal Reserve cut interest rates 50 basis points, the central bank has reduced interest rates ten times on January 31, March 20, April 18, May 15, June 27, August 21, September 17, October 2, November 6, and December 11, for a total reduction of 475 basis points in 2001.

         For the twelve months ended December 31, 2001, interest earning-assets increased by $66.6 million on average to $566.0 million, as compared with $499.4 million for the twelve months ended December 31, 2000. The 2001 year-to-date changes in average interest-earning asset volumes were primarily due to increased volumes of taxable investments and loans and were funded in part with more costly interest-bearing liabilities, principally higher rate deposit products such as Super Max, a high yield investment savings account, coupled with increased volumes of other borrowings.

         The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing on page 22 and on pages 24 and 39, each of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 39 (Average Statements of Condition with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of income produced from interest-earning assets and the amount of expense resulting from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets. The table presented on page 24 (Analysis of Variance in Net Interest Income Due to Volume and Rates) quantifies the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

ANALYSIS OF VARIANCE IN NET INTEREST
INCOME DUE TO VOLUME AND RATES


                                                                        2001/2000                              2000/1999
                                                                   INCREASE (DECREASE)                   INCREASE (DECREASE)
                                                                    DUE TO CHANGE IN:                     DUE TO CHANGE IN:
------------------------------------------------------------------------------------------------------------------------------------
                                                            AVERAGE      AVERAGE       NET        AVERAGE       AVERAGE      NET
(DOLLARS IN THOUSANDS)                                      VOLUME        RATE       CHANGE        VOLUME        RATE       CHANGE
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
INVESTMENT SECURITIES:
  Taxable                                                  $ 3,423      $(1,266)     $ 2,157      $   593      $   901      $ 1,494
  Non-Taxable                                                 (431)         (12)        (443)        (134)          38          (96)
Federal funds sold and securities
    purchased under agreement to resell                         49          (94)         (45)        (169)          93          (76)
Loans, net of unearned discounts                             1,515         (621)         894        1,984          225        2,209
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                                4,556       (1,993)       2,563        2,274        1,257        3,531
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Money market deposits                                           94         (543)        (449)         194          149          343
Savings deposits                                               803          (63)         740          365          884        1,249
Time deposits                                                 (881)        (839)      (1,720)        (290)         863          573
Other interest-bearing deposits                                 51         (185)        (134)         (13)          79           66
Borrowings                                                   2,016         (629)       1,387          646          505        1,151
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities                       2,083       (2,259)        (176)         902        2,480        3,382
------------------------------------------------------------------------------------------------------------------------------------
  CHANGE IN NET
     INTEREST INCOME                                       $ 2,473      $   266      $ 2,739      $ 1,372      $(1,223)     $   149
====================================================================================================================================

         Interest income on a fully tax-equivalent basis for the twelve-month period ended December 31, 2001 increased by approximately $2.6 million or 7.11 percent, versus the comparable period ended December 31, 2000. The primary factor contributing to the increase was the growth of earning assets, primarily taxable investment securities and loans. The Corporation's loan portfolio increased on average $20.1 million to $206.0 million from $185.8 million in the same period of 2000. This growth was primarily driven by growth in commercial mortgages, and residential mortgage loans. Primarily increased levels of high yield savings deposits and short-term borrowings funded this growth. The loan portfolio (traditionally the Corporation's highest yielding earning asset) represented approximately 36.4 percent and 37.3 percent of the Corporation's interest earning-assets (on average) for the twelve months ended December 31, 2001 and 2000, respectively.

         Investments represented a significant change in the earning-asset mix in 2001. Within the investment portfolio, the average volume in 2001 in taxable securities increased by $51.8 million while the non-taxable portfolio decreased by $6.2 million as compared to 2000.

         Interest income (tax-equivalent) increased by $3.5 million from 1999 to 2000 primarily due to an increase in interest earning assets coupled with higher average rates on earning assets.

         Interest expense for the twelve months ended December 31, 2001 decreased as a result of a decline in interest rates despite an increase in the volume of interest-bearing demand deposits, savings deposits and short-term borrowings. For the twelve months ended December 31, 2001, interest expense decreased $176,000 or 1.09 percent as compared with the comparable twelve-month period in 2000. Interest-bearing liabilities increased on average $59.8 million, primarily in savings and short-term borrowings. The decline in average rates contributed $2.3 million to the change in cost, offset in part by a $2.1 million increase in cost due to an increase in the average volume of interest-bearing liabilities.

         During 2000, interest expense increased $3.4 million, as compared with the year 1999, reflecting an increase in rates, and changes in the liability mix (including increased volumes of short-term borrowings). In April of 2000, the Corporation also introduced a new premium rate savings account (Super Max), which carried an above market initial teaser rate and adversely affected the cost of funds during 2000.

         The Corporation's net interest spread on a tax-equivalent basis (i.e. the average yield on average interest-earning assets, calculated on a tax equivalent basis, minus the average rate paid on interest-bearing liabilities) increased 15 basis points to 3.37 percent from 3.22 percent for the twelve-months ended December 31, 2000. The decline in interest rates during the period decreased the cost for supporting funds and is the primary reason for the widening in spread. The net interest spread decreased 30 basis points in 2000 as compared with 1999, primarily as a result of the increased cost of interest-bearing liabilities. The year 2000 generally reflected a period of rising rates.

         The contribution of non-interest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) decreased 14 basis points during 2001 to approximately 58 basis points on average as compared to 72 basis points on average during the twelve-month periods ended December 31, 2000. During the comparable periods of 2000 and 1999, there was an increase of 9 basis points to 72 basis points on average.

INVESTMENTS

         For the twelve months ended December 31, 2001, the average volume of investment securities increased by $45.6 million to $353.2 million, or 62.4 percent of earning-assets, as compared to $307.6 million or 61.6 percent for the twelve months ended December 31, 2000. The tax-equivalent yield on investments decreased to 6.51 percent or 41 basis points from a yield of 6.92 percent during the twelve-month period ended December 31, 2000. The volume related factors during the period contributed increased revenue of $2,992,000 while rate related changes amounted to $(1,278,000). The yield on the investment portfolio during 2001 was maintained through the purchase of higher coupon callable securities to replace, in certain cases, high yielding investments, which had matured, were prepaid, or were called and the purchase of $20.1 million of Trust Preferred Securities.

         The impact of repricing activity on investment yields was lessened by a change in portfolio mix, and to a lesser extent some maturity extension where risk is relatively minimal within the portfolio, resulting in wider spreads. Securities available-for-sale is a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors.

         At December 31, 2001, the total investment portfolio excluding overnight investments was $417.3 million, an increase of $87.0 million. The increased size of the investment portfolio largely reflects the Corporations leverage strategies. This was reflected in the addition of approximately $71.5 million in mortgage-backed securities to the balance sheet in the fourth quarter of 2001. The principal components of the investment portfolio are U.S. Treasury, U.S. Government Federal Agency callable and non-callable securities, including agency issued collateralized mortgage obligations, corporate securities, and municipals. For information regarding the Corporation's investment portfolio, see Note 4 to the Consolidated Financial Statements.

LOANS

         Loan growth during 2001 occurred in all principal categories of the loan portfolio. This growth resulted from the Corporation's business development efforts enhanced by the Corporation's entry into new markets through expanded branch facilities. The decrease in the loan portfolio yields for the twelve-month period was the result of a decline in interest rates as compared with 2000. Another contributing factor to the decline in portfolio yield was the competitive rate pricing structure maintained by the Corporation to attract new loans and by the heightened competition for lending relationships that exists in the Corporation's market. The effects on additions to the portfolio were lessened by continued re-financing activity, which was fueled, by historically low interest rates. Heightened competition for borrowers that exist in the Corporation's markets also kept interest spreads on loans tight. The Corporation's desire to continue expanding this component of the earning-asset mix is reflected in its current business, marketing and strategic plans.

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

         Further analyzing the loan portfolio for the twelve-months ended December 31, 2001, average loan volume increased $20.1 million or 10.84 percent, while portfolio yield decreased by 32 basis points as compared with the same period in 2000. The increased total average loan volume was due primarily to increased customer activity, new lending relationships and new markets. The volume related factors during the period-contributed increased revenue of $1,515,000 while rate related changes amounted to $(621,000). Total average loan volume increased to $206.0 million with a net interest yield of 7.43 percent, as compared to $185.8 million with a yield of 7.75 percent for the twelve-months ended December 31, 2000. For additional information regarding loans, see Note 5 to the Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

         The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 2001, the level of the allowance was $2,191,000 as compared to a level of $1,655,000 at December 31, 2000. The Corporation had a provision to the allowance for loan losses of $656,000 in 2001, $363,000 in 2000 and $108,000 in 1999. The increase in the provision for loan losses during 2001 was commensurate with the increase in the loan volume recorded during the year and increased focus on commercial and residential lending.

         At December 31, 2001, the allowance for loan losses amounted to 1.04 percent of total loans. In management's view, the level of the allowance at December 31, 2001 is adequate to cover losses inherent in the loan portfolio. Management's judgment regarding the adequacy of the allowance constitutes a "Forward Looking Statement" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from management's analysis, based principally upon the factors considered by management in establishing the allowance.

         Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgement and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. Furthermore, the majority of the Corporation's loans are secured by real estate in the State of New Jersey. Accordingly, the collectability of a substantial portion of the carrying value of the Corporation's loan portfolio or the Central New Jersey area experience an adverse economic shock. Future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions beyond the Corporation's control. The allowance for loan losses as a percentage of total loans amounted to 1.04 percent, 0.83 percent and 0.84 percent at December 31, 2001, 2000 and 1999, respectively.

         During 2001, the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $120,000 in 2001, $131,000 in 2000 and $11,000 in 1999. During 2001, the Corporation experienced a continued unfavorable level of charge-offs in the installment loan portfolio compared to historic levels. The trend in the level of charge-offs was attributed to the economic slow-down and the resulting higher level of personal bankruptcies.

         The Corporation had non-accrual loans amounting to $109,000 at December 31, 2001, $246,000 at December 31, 2000 and $292,000 at December 31, 1999. The
decrease in non-accrual loans for 2001 was attributable to a home equity loan, which was charged off and a residential mortgage loan, which was paid in full by the borrower. The Corporation continues to pursue aggressively collections of principal and interest on loans previously charged-off.

         The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. At December 31, 2001, total impaired loans amounted to $1,859,000 compared with $1,461,000 at December 31, 2000, and $519,000 at
December 31, 1999. The respective reserves allocated to such loans in each year were $279,000, $146,000 and $52,000. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES

         The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years.

                                                                                     YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                                             2001           2000           1999           1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Average loans outstanding                                       205,991       $185,846       $160,208       $138,967       $125,476
------------------------------------------------------------------------------------------------------------------------------------
Total loans at end of period                                   $211,236       $198,949       $169,089       $150,099       $132,424
------------------------------------------------------------------------------------------------------------------------------------
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES                      $  1,655       $  1,423       $  1,326       $  1,269       $  1,293
Balance at the beginning of year
  Charge-offs:                                                        0              0              0              0              2
  Commercial                                                        127            135             23             70             29
  Installment loans
------------------------------------------------------------------------------------------------------------------------------------
Total charge-offs                                                   127            135             23             70             31
------------------------------------------------------------------------------------------------------------------------------------
  Recoveries:
  Installment loans                                                   7              4             12              7              7
------------------------------------------------------------------------------------------------------------------------------------
Total recoveries                                                      7              4             12              7              7
------------------------------------------------------------------------------------------------------------------------------------
NET CHARGE-OFFS:                                                    120            131             11             63             24
====================================================================================================================================
Provision for loan losses                                           656            363            108            120              0
====================================================================================================================================
Balance at end of year                                         $  2,191       $  1,655       $  1,423       $  1,326       $  1,269
====================================================================================================================================
Ratio of net charge-offs during the year to                        0.06%          0.07%          0.01%          0.05%          0.02%
 average loans outstanding during the year
====================================================================================================================================
Allowance for Loan Losses as a percentage                          1.04%          0.83%          0.84%          0.88%          0.96%
  of total loans at end of year
====================================================================================================================================

         The 2001 and 2000 charge-offs of $127,000 and $135,000, respectively, in installment loans were attributed to the economic slow-down and a resulting higher level of personal bankruptcies.

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

         It is generally the Corporation's policy to discontinue interest accruals once a loan is past due as to interest or principal payments for a period of ninety days. When a loan is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non accrual loans are applied against principal. A loan may only be restored to an accruing basis when it again becomes well secured and in the process of collection or all past due amounts have been collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield. Accruing loans past due 90 days or more are generally well secured and in the process of collection.

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

         The following table sets forth, as of the dates indicated, the amount of the Corporation's non-accrual loans, accruing loans past due 90 days or more and other real estate owned. The Corporation had no restructured loans on any of such dates.

                                                        AT DECEMBER 31,
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                          2001   2000   1999   1998   1997
--------------------------------------------------------------------------------
Non-accrual loans                               $109   $246   $292   $ 41   $ 27
Accruing loans past due 90 days or more            8      2      0     24     73
Other real estate owned                            0     49     73     73      0
--------------------------------------------------------------------------------
Total non-performing assets                     $117   $297   $365   $138   $100
================================================================================

         Non-accrual loans at December 31, 2001 decreased $137,000 from the amount reported at December 31, 2000. The decrease in non-accrual loans was attributable to the payment of residential first mortgage loan and the charge off of a home equity loan.

         Non-accrual loans at December 31, 2001 consisted of one commercial term unsecured loan and one home equity loan. At December 31, 2001, total impaired loans amounted to $1,859,000 compared with $1,461,000 at December 31, 2000; and $519,000 at December 31, 1999. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

         At December 31, 2001 other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. The Corporation did not have any other real estate owned (OREO) at December 31, 2001. OREO at December 31, 2000 consisted of a two family residential property with a carrying value of $49,000, while at December 31, 1999 OREO consisted of a closed branch facility with a carrying value of approximately $73,000.

NON-INTEREST INCOME
      The following table presents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2001.

                                                              AT DECEMBER 31,
----------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                     2001       2000      % CHANGE    2000        1999       % CHANGE
----------------------------------------------------------------------------------------------------------
OTHER INCOME:
Service charges, commissions and fees   $  1,560   $  1,301       19.91   $  1,301    $    863       50.75
Other income                                 747        410       82.20        410         228       79.82
Gain (loss) on securities sold               181        (78)        N/M        (78)         (2)        N/M
----------------------------------------------------------------------------------------------------------
Total other non-interest income         $  2,488   $  1,633       52.36   $  1,633    $  1,089       49.95
==========================================================================================================

         For the twelve months ended December 31, 2001, total other non-interest income, exclusive of net gains (losses) on securities sold, reflects an increase of $596,000 or an increase of 34.83 percent compared to the comparable twelve-month period ended December 31, 2000. This overall increase was primarily a result of the recorded change in the net asset value of bank owned life insurance of approximately $382,000 compared to $0 in prior years, which is included in other income. Fee income increased, including higher levels of letter of credit income, service charges, commissions, and fees, including ATM surcharging which amounted to $144,000 for the twelve-month period ended December 31, 2001, as compared to $107,000 for the comparable period in 2000. Service charges increased primarily as a result of an increase in business activity. Included in service charges for the 2000 period was non-recurring income of $75,000. Other non-interest income in 2000 also contained non-recurring income of $102,000 resulting from a gain on the sale of an OREO property. For the 2000 period, total other non-interest income, exclusive of net gains (losses) on securities sold, reflects an increase of $620,000 or an increase of 56.8 percent compared to the comparable twelve-month period ended December 31, 1999.

         During 2001, the Corporation recorded net gains of $181,000, on securities sold from the available-for-sale investment portfolio compared to losses of $78,000 and losses of $2,000 recorded in the comparable twelve-month periods in 2000 and 1999. The sales were made in the normal course of business and proceeds were re invested into the securities portfolio.

NON-INTEREST EXPENSE

      The following table presents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2001.

                                                            AT DECEMBER 31,
----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)               2001       2000     % CHANGE      2000       1999      % CHANGE
----------------------------------------------------------------------------------------------------
OTHER NON-INTEREST EXPENSE:
Salaries and employee benefits     $  7,807   $  6,800      14.81    $  6,800   $  6,772        0.4
Occupancy, net                        1,509      1,340      12.61       1,340      1,251        7.2
Premises and equipment                1,486      1,453       2.27       1,453      1,348        7.8
Stationery and printing                 468        432       8.33         432        471       (8.3)
Marketing and advertising               487        490      (0.61)        490        504       (2.8)
Other                                 3,459      2,832      22.14       2,832      2,944       (3.8)
----------------------------------------------------------------------------------------------------
Total other non-interest expense   $ 15,216   $ 13,347      14.00    $ 13,347   $ 13,290        0.4
====================================================================================================

         Total non-interest expense increased $1.9 million or 14 percent in 2001 as compared with an increase of $57,000 or 0.4 percent from 1999 to 2000. The level of operating expenses during the twelve months of 2001 increased in several expense categories. The year-to-year increase in expenses are primarily attributable to the continued investment in technology and the need to attract, develop, and retain high caliber employees. Prudent management of operating expenses has and will continue be a key objective of management in an effort to improve earnings performance. The Corporation's ratio of other expenses to average assets remained stable at 2.60 percent in 2001 and 2000. This ratio was
2.46 percent in 1999. The Corporation's efficiency ratio (defined as non-interest expenses divided by tax-equivalent net interest income plus recurring non-interest income) was 59.8 percent, 60.2 and 61.8 percent, respectively, for 2001, 2000 and 1999.

         Salaries and employee benefits, which accounted for 53.9% of the total increase in other non-interest expense, increased $1.0 million or 14.8 percent in 2001 over the comparable twelve-month period ended December 31, 2000. Salaries and employee benefits accounted for 51.3 percent of total other non-interest expense in 2001, as compared to 50.9 percent and 51.5 percent for the years 2000 and 1999, respectively. This increase is primarily attributable to salary and benefit expense driven by a need to attract, develop and retain high caliber employees, in addition to normal merit increases, promotional raises and higher benefit costs. Staffing levels overall increased to 172 full-time equivalent employees at December 31, 2001 compared to 156 full-time equivalent employees at December 31, 2000 and 162 in 1999.

         Occupancy and Bank premise and equipment expenses for the twelve months ended December 31, 2001 increased $202,000 or 7.23 percent over the comparable twelve-month period in 2000. This increase in Bank premise and equipment expense in 2001 is primarily attributable to higher operating costs (utilities, rent, real estate taxes and general repair and maintenance) of the Corporation's expanded facilities, coupled with higher equipment maintenance and repair and depreciation expenses. The increase in such expenses of $194,000 or 7.46 present in 2000 over 1999 was also attributable to the increased costs of expanded bank facilities.

         Stationery and printing expenses for the twelve months increased modestly ($36,000 or 2.27 percent) compared to 2000 and reflect lower costs associated with the branch network despite higher business activity. These costs increased $105,000 or 7.8 percent in 2000 from 1999, reflecting the increased costs associated with an expanded infrastructure and branch network.

         For the twelve-month period ended December 31, 2001 total other non-interest expenses increased $627,000 or 22.14 percent over the comparable twelve months ended December 31, 2000. Increases were attributable to increased levels of legal and consulting expense for the twelve months of 2001, which increased $123,000 or 32.7 percent compared to 2000 and reflect increased costs associated with general corporate matters, as well as costs associated with a sales training program and an expanded EDP audit function. The decrease in such expense of $112,000 or 3.8 percent in 2000 over 1999 was due to decreased legal and consulting costs realized in prior years connected with the formation of a subsidiary company and the liquidation of another.

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

PROVISION FOR INCOME TAXES

         The Corporation's provision for income taxes increased from 2000 to 2001, primarily as a result of higher levels of taxable income. The effective tax rates for the Corporation for the twelve months ended December 31, 2001, 2000 and 1999 were 33.05 percent, 32.32 percent and 33.70 percent, respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions, an increase in the cash surrender value of bank owned life insurance and disallowed expense items for tax purposes, such as travel and entertainment expense, as well as amortization of goodwill. Tax-exempt interest income on a tax-equivalent basis decreased by $443,000 or 36.86 percent from 2000 to 2001 and decreased by $96,000 or 7.40 percent from 1999 to 2000. The Corporation did not carry bank owned life insurance in 2000 or 1999.

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

         This Statement was originally effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" which amended SFAS No. 133 to be effective for all fiscal years beginning after June 15, 2000.

         On January 1, 2000, the Corporation adopted SFAS 133 and SFAS 138. The transition provisions contained in SFAS 133 provide that at the date of initial application, an entity may transfer any debt security classified as "held to maturity" to "available-for-sale" or "trading". On the initial adoption date of SFAS 133 as amended by SFAS 138, the Corporation transferred $25,358,000 (amortized cost) of its securities previously classified as held to maturity to the available-for-sale classification. The related unrealized net gain as of transfer date was $5,000, which has been recognized in the accumulated other comprehensive income component of stockholders' equity, as the cumulative effect of adopting the new accounting principles.

SFAS No. 140

         In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125)." SFAS No. 140 supercedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans and securities; factoring transactions: wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations, and extinguishments of liabilities. While most of the provisions of SFAS No. 140 are effective for transactions entered into after March 31, 2001, companies that held beneficial interests from previous securitizations were required to make additional disclosures in their December 31, 2000 financial statements. The initial adoption of SFAS No. 140 did not have a material impact on the financial statements of the Corporation.

SFAS No. 141

         In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Corporation had no business combinations subsequent to June 30, 2001, and therefore the implementation of this standard did not have an impact on the Corporation.

SFAS No. 142

         Upon adoption of Statement 142, the Corporation is required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination. In addition, the Corporation is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. To the extent an intangible asset is identified as having an indefinite useful life, the Corporation is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

         In connection with the transitional goodwill impairment evaluation, Statement 142 requires the Corporation to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. The Corporation will then have up to nine months from the date of adoption to determine the fair value of goodwill and compare it to the carrying amount. To the extent that the goodwill carrying amount exceeds its fair value, an indication exists that the goodwill may be impaired and the Corporation must perform the second step of the transitional impairment test. In the second step, the Corporation must compare the implied fair value of the goodwill, determined by allocating the fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Corporation's statement of earnings.

         As of December 31, 2001, the Corporation has $2.1 million in unamortized goodwill with annual amortization of $323,000 which will cease upon the adoption of SFAS No. 142, "Goodwill and Intangible Assets". The Corporation adopted SFAS No. 142 on January 1, 2002.

[LOGO] Center Bancorp, Inc.

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

         The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely affect the Corporation's earnings to the extent that the interest rates borne by assets and liabilities do not similarly adjust. The Corporation's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Corporation's net interest income and capital, while structuring the Corporation's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Corporation relies primarily on its asset-liability structure to control interest rate risk. The Corporation continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. The management of the Corporation believes that hedging instruments currently available are not cost-effective, and, therefore, has focused its efforts on increasing the Corporation's yield-cost spread through wholesale and retail growth opportunities.

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

         Based on the results of the interest simulation model as of December 31, 2001, the Corporation would expect a decrease of 6.62 percent in net interest income and an increase of 1.35 percent in net interest income if interest rates increase or decrease by 200 basis points, respectively, from current rates in an immediate and parallel shock over a twelve month period.

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

         At December 31, 2001, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio) of .60:1.00: at the cumulative one-year position. During much of 2001, the Corporation had a negative interest sensitivity gap. The maintenance of a liability-sensitive position during 2001 had a favorable impact on the Corporation's net interest margins; based on management's perception that interest rates will continue to be volatile, emphasis has been, and is expected to continue to be, placed on interest-sensitivity matching with the objective of stabilizing the net interest spread during 2002. However, no assurance can be given that this objective will be met.

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

         The following table depicts the Corporation's interest rate sensitivity position at December 31, 2001:

                                                     EXPECTED MATURITY/PRINCIPAL REPAYMENT DECEMBER  31,

                             AVERAGE     YEAR        YEAR        YEAR        YEAR        YEAR      2007                   ESTIMATED
                            INTEREST     END         END         END         END         END        AND          TOTAL      FAIR
(DOLLARS IN THOUSANDS)        RATE       2002        2003        2004        2005        2006    THEREAFTER     BALANCE     VALUE
------------------------------------------------------------------------------------------------------------------------------------
INTEREST EARNING
  ASSETS:
Loans                          7.04%   $  68,982    $ 30,020   $ 26,464    $ 23,686    $ 17,399    $ 42,494    $ 209,045   $209,620
Investments                    6.04%     124,391      54,064     48,181      39,659      25,557     125,422      417,274    417,641
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets          $ 193,373    $ 84,084   $ 74,645    $ 63,345    $ 42,956    $167,916    $ 626,319   $627,261
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING
 LIABILITIES:
Time certificates of deposit
 of $100,000 or greater        2.69%   $  23,055    $    316   $      0    $      0    $      0    $      0    $  23,371   $ 23,403
Time certificates of deposit
 of less than $100,000         3.80%      55,350       1,509          0           7           0           0       56,866     57,625
Other interest bearing
 deposits                      1.86%     171,500           0          0           0           0     142,576      314,076     31,407
Trust preferred securitites    5.60%           0           0          0           0      10,000           0       10,000     10,000
Securities sold under
 agreements to repurchase
 and FHLB advances             3.73%      72,296           0          0           0           0      60,000      132,296    133,217
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                           $ 322,201    $  1,825   $      0    $      7    $ 10,000    $202,576    $ 536,609   $538,321
------------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-earning
 assets                                  193,373     277,457    352,102     415,447     458,403     626,319      626,319
------------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-bearing
 liabilities                             322,201     324,026    324,026     324,033     334,033     536,609      536,609
------------------------------------------------------------------------------------------------------------------------------------
Rate sensitivity gap                    (128,828)     82,259     74,645      63,338      32,956     (34,660)      89,710
------------------------------------------------------------------------------------------------------------------------------------
Cumulative rate
 sensitivity gap                       $(128,828)   $(46,569)  $ 28,076    $ 91,414    $124,370    $ 89,710    $  89,710
------------------------------------------------------------------------------------------------------------------------------------
Cumulative gap ratio                        0.60%       0.86%      1.09%       1.28%       1.37%       1.17%        1.17%
====================================================================================================================================

         The table above indicates the time period in which interest-earning assets and interest-bearing liabilities will mature or may re-price in accordance with their contractual terms. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As result, various assets and liabilities indicated as repricing within the same period may in fact re-price at different times and at different rate levels.

         Expected maturities are contractual maturities adjusted for prepayments of principal based on current market indices. The Corporation uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of prin cipal. For deposits, contractual maturities are assumed for certificates of deposit while other interest-bearing deposits were treated as if subject to immediate withdrawal.

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

      Management monitors current and projected cash flows, and adjusts positions as necessary to maintain adequate levels of liquidity. By using a variety of potential funding sources and staggering maturities, the risk of potential funding pressure is reduced. Management also maintains a detailed liquidity contingency plan designed to respond adequately to situations which could lead to liquidity concerns.

      The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 2001, core deposits, as defined by the Corporation (comprised of total demand and savings accounts plus money market accounts under $100,000) represented 55.0 percent of total deposits. More volatile rate sensitive deposits, concentrated in certificates of deposit $100,000 and greater, decreased to 4.7 percent of total deposits from 13.7 percent at December 31, 2000. This change was due primarily to a decrease in certain municipal deposits at year-end 2001. The following table depicts the Corporation's core deposit mix at December 31, 2001 and 2000:

CORE DEPOSIT MIX

                                                                             DECEMBER 31,
                                                -------------------------------------------------------------------------
                                                           2001                           2000                NET CHANGE
                                                -----------------------------------------------------------   VOLUME 2001
(DOLLARS IN THOUSANDS)                          AMOUNT           PERCENTAGE      AMOUNT          PERCENTAGE     vs. 2000
-------------------------------------------------------------------------------------------------------------------------
Demand Deposits                                 $103,520             38.0       $ 93,231             40.6       $ 10,289
Interest-Bearing Demand                           79,661             28.5         46,214             20.2         33,447
Regular Savings                                   67,681             24.6         64,883             25.3          2,798
Money Market Deposits under $100                  24,222              8.9         28,003             10.9         (3,781)
-------------------------------------------------------------------------------------------------------------------------
Total core deposits                             $275,084            100.0       $232,331            100.0       $ 42,753
-------------------------------------------------------------------------------------------------------------------------
Total deposits                                  $497,833                        $425,296                        $(72,537)
-------------------------------------------------------------------------------------------------------------------------
Core deposits to total deposits                       55%                             55%
=========================================================================================================================

         Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings during 2001 amounted to approximately $59.4 million, an increase of $24.2 million or 68.8 percent from the 2000 period.

         The following table is a summary of securities sold under repurchase agreements for each of the last three years.

                                                                        DECEMBER 31,
                                                       ------------------------------------------------
(DOLLARS IN THOUSANDS)                                   2001               2000                1999
-------------------------------------------------------------------------------------------------------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
Average Interest rate:
  At year end                                              2.35%               4.65%               3.09%
  For the year                                             3.30%               4.46%               3.24%
Average amount outstanding during the year:             $59,425             $35,205             $19,484
Maximum amount outstanding at any month end:            $90,079             $51,262             $30,752
Amount outstanding at year end:                         $72,296             $51,262             $30,752
=======================================================================================================

[LOGO] Center Bancorp, Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

CASH FLOWS

         The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 2001 cash and cash equivalents (which increased overall by $7.4 million) were provided (on a net basis) by operating and financing activities and used (on a net basis) in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily increases in deposits and short-term borrowings, were used in investing activities, primarily the increased volume of investment securities, loans and purchase of bank owned life insurance.

STOCKHOLDERS' EQUITY

         Stockholders' equity averaged $42.7 million during 2001, an increase of $5.4 million or 14.6 percent, as compared to 2000. At December 31, 2001, stockholders' equity totaled $44.3 million, an increase of $5.1 million from December 31, 2000. Such increase resulted from an increase of $780,000 of net unrealized gains (net of tax) on securities available-for-sale, net increases of $4,079,000 attributable to net income and issuance of common stock less cash dividends paid. The Corporation's dividend reinvestment and optional stock purchase plan contributed $255,000 in new capital during 2001. Book value per share at year-end 2001 was $11.17 compared to $10.02 at year-end 2000. Tangible book value at year-end 2001 was $10.65 compared to $9.40 for 2000.

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

RISK-BASED CAPITAL/LEVERAGE

         At December 31, 2001, the Corporation's total Tier 1 capital (defined as tangible stockholders' equity for common stock and Trust Preferred Capital Securities) amounted to $51.1 million or 7.43 percent of total assets. The Tier I leverage capital ratio was 7.77 percent of total average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $1,120,000 of net unrealized gains, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders' equity), and goodwill of $2,091,000 as of December 31, 2001. For information on goodwill, see Note 2 to the Consolidated Financial Statements. United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorized assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 2001, the Corporation's Tier I and total risk-based capital ratios were 12.37 percent and 13.13 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 2001. For information on risk-based capital and regulatory guidelines for the Corporation's bank subsidiary, see Note 10 to the Consolidated Financial Statements.

SECURITY MARKET INFORMATION

         The common stock of the Corporation is traded on the NASDAQ Stock Market. The Corporation's symbol is CNBC. As of December 31, 2001, the Corporation had 543 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 2001, the closing market bid and asked price was $18.95-$19.00, respectively.

         The following table sets forth the high and low bid prices, and dividends declared, for the Corporation's common stock during the periods indicated.

                                            COMMON STOCK PRICE                         COMMON DIVIDENDS
                                         2001                    2000                      DECLARED
----------------------------------------------------------------------------------------------------------
                                HIGH         LOW          HIGH          LOW
                                BID          BID          BID           BID           2001          2000
----------------------------------------------------------------------------------------------------------
Fourth Quarter                 $19.40       $17.60       $21.00        $14.50        $0.1425       $0.1425
Third Quarter                  $21.37       $17.10       $18.75        $13.00        $0.1500       $0.1425
Second Quarter                 $22.05       $15.33       $21.63        $15.13        $0.1500       $0.1425
First Quarter                  $20.00       $16.43       $17.13        $13.50        $0.1500       $0.1425
----------------------------------------------------------------------------------------------------------
                                                                                     $0.5925       $0.5700
==========================================================================================================

         For information on dividend restrictions and capital requirements, which may limit the ability of the Corporation to pay dividends, see Note 13 to the Consolidated Financial Statements. Dividends declared on common stock (on a per share basis) and stock prices have been adjusted for the 5 percent stock dividend distributed on June 1, 2001.

[LOGO] Center Bancorp, Inc.

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

         This "Looking Forward" description constitutes a forward-looking statement under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the Corporation's forward-looking statements due to numerous known and unknown risks and uncertainties, including the factors referred to above and in other sections of this Annual Report.

AVERAGE STATEMENTS OF CONDITION WITH INTEREST AND AVERAGE RATES

                                                                     YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                             2001                           2000                         1999
------------------------------------------------------------------------------------------------------------------------------------
                                    INTEREST     AVERAGE           INTEREST      AVERAGE         INTEREST     AVERAGE
                                     AVERAGE     INCOME/   YIELD/   AVERAGE      INCOME/  YIELD/  AVERAGE     INCOME/   YIELD/
(TAX-EQUIVALENT BASIS)               BALANCE     EXPENSE    RATE    BALANCE      EXPENSE   RATE   BALANCE     EXPENSE    RATE
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
INTEREST EARNING ASSETS:
  Investment securities:(1)
     Taxable                         $ 342,247   $  22,236   6.50%  $ 290,405    $  20,079  6.91%  $ 281,582  $  18,585    6.60%
     Non-taxable                        10,968         759   6.92%     17,195        1,202  6.99%     19,128      1,298    6.79%
  Federal funds sold and
     securities purchased under
     agreement to resell                 6,771         331   4.89%      5,924          376  6.35%      8,813        452    5.13%
  Loans, net of unearned
     income:(2)                        205,991      15,301   7.43%    185,846       14,407  7.75%    160,208     12,198    7.61%
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets          565,977      38,627   6.82%    499,370       36,064  7.22%    469,731     32,533    6.93%
====================================================================================================================================
NON-INTEREST EARNING ASSETS:
  Cash and due from banks               17,293                         16,648                         13,798
  Other assets                          26,784                         20,259                         18,496
  Allowance for possible
     loan losses                        (1,865)                        (1,513)                        (1,359)
------------------------------------------------------------------------------------------------------------------------------------
  Total non-interest
     earning assets                     42,212                         35,394                         30,935
------------------------------------------------------------------------------------------------------------------------------------
Total assets                         $ 608,189                      $ 534,764                      $ 500,666
====================================================================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES:
  Money market deposits              $  78,878       2,042   2.59%  $  75,904        2,491  3.28%  $  69,831      2,148    3.08%
  Savings deposits                     118,209       3,438   2.91%     90,644        2,698  2.98%     74,393      1,449    1.95%
  Time deposits                         98,710       4,529   4.59%    116,449        6,249  5.37%    122,478      5,676    4.63%
  Other interest-bearing
     deposits                           48,590         672   1.38%     45,568          806  1.77%     46,378        740    1.60%
  Short term borrowings
     and FHLB advances                 119,565       5,304   4.44%     75,998        3,939  5.18%     62,713      2,788    4.45%
  Trust Preferred Securities               384          22   5.60%          0            0  0.00%          0          0    0.00%
------------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing
     liabilities                       464,336      16,007   3.45%    404,563       16,183  4.00%    375,793     12,801    3.41%
====================================================================================================================================
NON-INTEREST-BEARING LIABILITIES:
  Demand deposits                       95,213                         88,858                         84,140
  Other non-interest bearing
     deposits                              964                            466                            397
  Other liabilities                      4,971                          3,614                          3,138
------------------------------------------------------------------------------------------------------------------------------------
  Total non-interest bearing
     liabilities                       101,148                         92,938                         87,675
------------------------------------------------------------------------------------------------------------------------------------
  Stockholders' equity                  42,705                         37,263                         37,198
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and
     stockholders' equity            $ 608,189                      $ 534,764                      $ 500,666
------------------------------------------------------------------------------------------------------------------------------------
  Net interest income
    (tax-equivalent basis)                       $  22,620                       $  19,881                    $  19,732
------------------------------------------------------------------------------------------------------------------------------------
  Net interest spread                                        3.37%                          3.22%                          3.52%
------------------------------------------------------------------------------------------------------------------------------------
Net interest income as percent of
 earning assets (margin)                                     4.00%                          3.98%                          4.20%
------------------------------------------------------------------------------------------------------------------------------------
Tax-equivalent adjustment(3)                          (258)                           (409)                        (441)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                              $  22,362                       $  19,472                    $  19,291
====================================================================================================================================

(1) Average balances for available-for-sale securities are based on amortized cost.

(2)  Average balances for loans include loans on non-accrual status.

(3) The tax-equivalent adjustment was computed based on a statutory Federal income tax rate of 34 percent.

[LOGO] Center Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                                DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                    2001               2000
--------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (Note 3)                                                        $  29,668          $  22,274
Investment securities held to maturity (approximate market
  value of $205,604 in 2001 and $173,224 in 2000)                                         205,237            173,754
Investment securities available-for-sale                                                  212,037            156,513
--------------------------------------------------------------------------------------------------------------------
  Total investment securities (Note 4 and 7)                                              417,274            330,267
Loans, net of unearned income (Note 5 and 7)                                              211,236            198,949
Less--Allowance for loan losses (Note 5)                                                    2,191              1,655
--------------------------------------------------------------------------------------------------------------------
  Net loans                                                                               209,045            197,294
Premises and equipment, net (Note 6)                                                       11,685             10,045
Accrued interest receivable                                                                 4,542              5,839
Bank owned separate account life insurance                                                 13,000                  0
Other assets (Note 9)                                                                       2,298              1,420
Goodwill (Note 2)                                                                           2,091              2,414
--------------------------------------------------------------------------------------------------------------------
  Total assets                                                                          $ 689,603          $ 569,553
====================================================================================================================
LIABILITIES
  DEPOSITS:
  Non-interest bearing                                                                  $ 103,520          $  93,231
  Interest bearing:
     Certificates of deposit $100,000 and over                                             23,371             58,231
     Savings and time deposits                                                            370,942            273,834
--------------------------------------------------------------------------------------------------------------------
  Total deposits                                                                          497,833            425,296
Federal funds purchased and securities sold under agreements to
  repurchase (Note 7)                                                                      72,296             51,262
Federal Home Loan Bank advances (Note 7)                                                   60,000             50,000
Corporation - obligated Mandatorily redeemable trust preferred securities of subsidiary trust holding solely junior subordinated debentures of the
  Corporation (Note 11)                                                                    10,000                  0
Accounts payable and accrued liabilities (Notes 8 and 9)                                    5,178              3,813
--------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                       645,307            530,371
--------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 15)

STOCKHOLDERS' EQUITY (NOTES 10 AND 14)
COMMON STOCK, NO PAR VALUE:
  Authorized 20,000,000 shares; issued 4,507,262 and 4,483,521
     shares in 2001 and 2000, respectively                                                 14,677             11,015
Additional paid in capital                                                                  4,180              4,049
Retained earnings                                                                          28,569             28,308
Treasury stock at cost (542,610 and 571,716 shares in 2001
  and 2000, respectively)                                                                  (4,115)            (4,474)
Restricted stock (Note 8)                                                                    (135)               (56)
Accumulated other comprehensive income                                                      1,120                340
--------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                               44,296             39,182
--------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                                            $ 689,603          $ 569,553
====================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA                         2001          2000           1999
-------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                $   15,301   $    14,407    $    12,198
Interest and dividends on investment securities:
  Taxable interest income                                     21,334        19,586         18,241
  Non-taxable interest income                                    501           793            857
  Dividends                                                      902           493            344
Interest on Federal funds sold and securities purchased
  under agreement to resell                                      331           376            452
-------------------------------------------------------------------------------------------------
Total interest income                                         38,369        35,655         32,092
-------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
  Interest on certificates of deposit $100,000 and over        1,465         3,482          2,703
  Interest on other deposits                                   9,216         8,762          7,310
  Interest on borrowings                                       5,326         3,939          2,788
-------------------------------------------------------------------------------------------------
Total interest expense                                        16,007        16,183         12,801
-------------------------------------------------------------------------------------------------
  Net interest income                                         22,362        19,472         19,291
  Provision for loan losses (Note 5)                             656           363            108
-------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses         21,706        19,109         19,183
-------------------------------------------------------------------------------------------------
OTHER INCOME:
  Service charges, commissions and fees                        1,560         1,301            863
  Other income                                                   747           410            228
  Loss on securities sold (Note 4)                               181           (78)            (2)
-------------------------------------------------------------------------------------------------
Total other income                                             2,488         1,633          1,089
-------------------------------------------------------------------------------------------------
OTHER EXPENSE:
  Salaries and employee benefits (Note 8)                      7,807         6,800          6,772
  Occupancy, net (Note 14)                                     1,509         1,340          1,251
  Premises and equipment (Notes 6 and 14)                      1,486         1,453          1,348
  Stationery and printing                                        468           432            471
  Marketing and advertising                                      487           490            504
  Other                                                        3,459         2,832          2,944
-------------------------------------------------------------------------------------------------
Total other expense                                           15,216        13,347         13,290
-------------------------------------------------------------------------------------------------
  Income before income tax expense                             8,978         7,395          6,982
  Income tax expense (Note 9)                                  2,967         2,390          2,353
-------------------------------------------------------------------------------------------------
  Net income                                              $    6,011   $     5,005    $     4,629
-------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
  Basic                                                   $     1.53   $      1.26    $      1.17
  Diluted                                                 $     1.51   $      1.26    $      1.16
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic                                                    3,939,792     3,963,206      3,964,638
  Diluted                                                  3,972,627     3,984,039      3,989,664
=================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[LOGO] Center Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


(IN THOUSANDS, EXCEPT SHARE DATA)                                YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
------------------------------------------------------------------------------------------------------------------------------------
                                         COMMON                                                              ACCUMULATED     TOTAL
                                         STOCK      COMMON      ADDITIONAL                                      OTHER        STOCK-
                                         SHARES      STOCK        PAID IN    RETAINED   TREASURY  RESTRICTED COMPREHENSIVE  HOLDERS'
                                       OUTSTANDING   AMOUNT       CAPITAL    EARNINGS     STOCK      STOCK    INCOME(LOSS)  EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998              3,578,149    $  7,616     $  3,660    $25,978     $(1,736)    $   0     $ 1,113    $36,631
------------------------------------------------------------------------------------------------------------------------------------
YEAR 1999
Cash dividend                                                                  (2,213)                                      (2,213)
Common stock dividend                     179,260       2,826                  (2,826)
Issuance of common stock                   20,920         318                                                                  318
Exercise of stock options                  11,600                       93                     45                              138
Restricted stock award                      4,548                       54                     17       (71)
Comprehensive income:
Net income                                                                      4,629                                        4,629
Unrealized holding losses on
   securities arising during the
   period (net of taxes of ($1,540))
Less reclassification adjustment                                                                                 (2,991)
   for losses included in net
   income (net of tax benefit $1)                                                                                     1
Net unrealized holding loss on                                                                                  -------
   securities arising during the
   period (net of tax of ($1,541))                                                                               (2,990)    (2,990)
Total comprehensive income                                                                                                   1,639
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999               3,794,477    $ 10,760     $  3,807    $25,568     $(1,674)    $ (71)    $(1,877)   $36,513
------------------------------------------------------------------------------------------------------------------------------------
YEAR 2000
Cumulative effect of a change in
   accounting principle
   (net of tax of $2)                                                                                                            5
Cash dividend                                                                  (2,265)                                      (2,265)
Issuance of common stock                   16,579         255                                                                  255
Exercise of stock options                  31,719                      242                    131                              373
Restricted stock award                                                                                   15                     15
Repurchase of common stock               (117,246)                                         (2,931)                          (2,931)
Comprehensive income:
Net income                                                                      5,005                                        5,005
Unrealized holding gains on
   securities arising during the
   period (net of tax of ($1,499))                                                                                2,263
Less reclassification adjustment
   for losses included in net
   income (net of tax benefit of $27)                                                                               (51)
Net unrealized holding gain on                                                                                  -------
   securities arising during the
   period (net of tax $1,474)                                                                                     2,217      2,217
                                                                                                                           -------
Total comprehensive income                                                                                                   7,222
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000               3,725,529    $ 11,015     $  4,049    $28,308     $(4,474)    $ (56)    $   340    $39,182
------------------------------------------------------------------------------------------------------------------------------------
YEAR 2001
Cash dividend                                                                  (2,338)                                      (2,338)
Common stock dividend                     187,311       3,407                  (3,412)                                          (5)
Issuance of common stock                   13,732         255                                                                  255
Exercise of stock options                  33,080                      131                    359                              490
Restricted stock award                      5,000                                                       (79)                   (79)
Comprehensive income:
Net income                                                                      6,011                                        6,011
Unrealized holding gains on
   securities arising during the
   period (net of taxes of $463)                                                                                    899
Less reclassification adjustment
   for gains included in net
   income (net of tax of $62)                                                                                      (119)
Net unrealized holding gain on                                                                                  -------
   securities arising during the
   period (net of tax of $401)                                                                                      780        780
                                                                                                                           -------
Total comprehensive income                                                                                                   6,791
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31,2001                3,964,652    $ 14,677     $  4,180    $28,569     $(4,115)    $(135)    $ 1,120    $44,296
====================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                              2001        2000        1999
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        $   6,011    $  5,005    $  4,629
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                         1,894       1,543       1,465
Provision for loan losses                                               656         363         108
Provision for deferred taxes                                           (286)       (326)       (267)
(Gain) Loss on sale of investment securities available-for-sale        (181)         78           2
Decrease (increase) in accrued interest receivable                    1,297      (1,112)       (607)
(Increase) decrease in other assets                                    (641)        935      (1,024)
Increase (decrease) in other liabilities                              1,365         709        (492)
Proceeds from the sale of other real estate owned                        45         175           0
Loss (gain) on sale of other real estate owned                            4        (102)          0
Amortization of premium and accretion of discount on
  investment securities, net                                             84          39           7
----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            10,248       7,307       3,821
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of investment securities                   119,742      22,127      25,871
available-for-sale
Proceeds from maturities of investment securities held to
  maturity                                                           98,670      15,371      54,178
Proceeds from redemption of FHLB stock                                  310       4,803           0
Proceeds from sales of investment securities available-for-sale      27,660      26,357       2,997
Purchase of securities available-for-sale                          (204,607)    (62,542)    (35,743)
Purchase of securities held to maturity                            (127,905)    (30,343)    (66,272)
Net increase in loans                                               (12,407)    (29,991)    (19,001)
Property and equipment expenditures, net                             (3,211)     (1,488)     (1,494)
Purchase of bank owned life insurance                               (13,000)          0           0
----------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (114,748)    (55,706)    (39,464)
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                                             72,537      36,041      12,088
Net increase in borrowings                                           21,034      20,510      28,150
Increase in FHLB advances                                            10,000           0           0
Dividends paid                                                       (2,338)     (2,265)     (2,213)
Proceeds from issuance of common stock                                  661         643         318
Issuance of Mandatorily Redeemable Securities of Subsidiary
  Trust                                                              10,000           0           0
Repurchase of common stock                                                0      (2,931)          0
Net cash provided by financing activities                           111,894      51,998      38,343
----------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                             7,394       3,599       2,700
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                       22,274      18,675      15,975
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $  29,668    $ 22,274    $ 18,675
----------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
----------------------------------------------------------------------------------------------------
  Interest paid on deposits and short term borrowings             $  16,005    $ 15,851    $ 12,293
  Income taxes                                                    $   2,750    $  2,278    $  2,505
  Transfer of investment securities held to maturity
     to investment securities available-for-sale                  $       0    $ 25,358    $      0
====================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements of Center Bancorp, Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly owned subsidiaries, Union Center National Bank and its subsidiaries (the Bank) and Center Bancorp Statutory Trust I. All significant inter-company accounts and transactions have been eliminated from the accompanying consolidated financial statements.

BUSINESS

         The Bank provides a full range of banking services to individual and corporate customers through branch locations in Union and Morris Counties, New Jersey. The Bank is subject to competition from other financial institutions, is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the reported period. Actual results could differ significantly from those estimates.

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

         Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 1: SUMMARY OF SIGNICANT ACCOUNTING POLICIES continued


BANK PREMISES AND EQUIPMENT

         Land is carried at cost and bank premises and equipment at cost less accumulated depreciation based on estimated useful lives of assets, computed principally on a straight-line basis. Expenditures for maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Gains and losses on sales or other dispositions are recorded as other income or other expenses.

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

EARNINGS PER SHARE

         All share and per share amounts have been restated to reflect the 5% stock dividends distributed on June 1, 2001 and in 1999.

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

         Earnings per common share have been computed based on the following.


                                                        YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                           2001     2000     1999
--------------------------------------------------------------------------------
Net income                                              $6,011   $5,005   $4,629
--------------------------------------------------------------------------------
Average number of common shares outstanding              3,940    3,963    3,965
Effect of dilutive options                                  25       17       23
Effect of restricted stock awards                            8        4        2
--------------------------------------------------------------------------------
Average number of common shares outstanding used to
  calculate diluted earnings per common share            3,973    3,984    3,990
--------------------------------------------------------------------------------
Net income per share
Basic                                                   $ 1.53   $ 1.26   $ 1.17
Diluted                                                 $ 1.51   $ 1.26   $ 1.16
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

COMPREHENSIVE INCOME

         Total comprehensive income includes all changes in equity during a period from transactions and other events and circumstances from non-owner sources. The Bank's other comprehensive income is comprised of unrealized holding gains and losses on securities available-for-sale. Disclosure of comprehensive income for the years ended 2001, 2000, and 1999 is presented in the Consolidated Statements of Changes in Stockholders' Equity.

RECLASSIFICATIONS

         Certain reclassifications have been made in the consolidated financial statements for 2000 and 1999 to conform to the classifications presented in 2001.

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

SFAS NO. 141

         In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment in accordance with SFAS No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Corporation had no business combinations subsequent to June 30, 2001, and therefore the implementation of this standard did not have an impact on the Corporation.

SFAS NO. 142

         Upon adoption of Statement 142, the Corporation is required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination. In addition, the Corporation is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. To the extent an intangible asset is identified as having an indefinite useful life, the Corporation is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

         In connection with transitional goodwill impairment evaluation, Statement 142 requires the Corporation to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. The Corporation will then have up to nine months from the date of adoption to determine the fair value of goodwill and compare it to the carrying amount. To the extent that the goodwill carrying amount exceeds its fair value, an indication exists that the goodwill may be impaired and the Corporation must perform the second step of the transitional impairment test. In the second step, the Corporation must compare the implied fair value of the goodwill, determined by allocating the fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be complete as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Corporation's statement of earnings.

         As of December 31, 2001, the Corporation has $2.1 million in unamortized goodwill with annual amortization of $323,000 which will cease upon the adoption of SFAS No. 142, "Goodwill and Intangible Assets." The Corporation adopted SFAS No. 142 on January 1, 2002.

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 3: CASH AND DUE FROM BANKS
--------------------------------------------------------------------------------

         The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $66,000 and $28,000 at December 31, 2001 and 2000, respectively.

NOTE 4: INVESTMENT SECURITIES
--------------------------------------------------------------------------------

         The following tables present information related to the Corporation's portfolio of securities held to maturity and available-for-sale at December 31, 2001 and 2000.


                                                            DECEMBER 31, 2001
----------------------------------------------------------------------------------------
                                                            GROSS      GROSS    ESTIMATED
                                                AMORTIZED UNREALIZED UNREALIZED   FAIR
(DOLLARS IN THOUSANDS)                            COST       GAINS     LOSSES     VALUE
----------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY
U.S. government and federal agency obligations   $129,575   $  984   $  1,573   $128,986
Obligations of U.S. States and political
  subdivisions                                     25,509      397        166     25,740
Other securities                                   50,153      986        261     50,878
----------------------------------------------------------------------------------------
                                                 $205,237   $2,367   $  2,000   $205,604
========================================================================================

                                                            DECEMBER 31, 2001
----------------------------------------------------------------------------------------
                                                            GROSS      GROSS    ESTIMATED
                                                AMORTIZED UNREALIZED UNREALIZED   FAIR
(DOLLARS IN THOUSANDS)                            COST       GAINS     LOSSES     VALUE
----------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations   $141,931   $  909   $    670   $142,170
Obligations of U.S. states and political
  subdivisions                                     10,080      188          4     10,264
Other securities                                   52,684    1,533        103     54,114
FHLB Stock and other equity securities              5,489        0          0      5,489
----------------------------------------------------------------------------------------
                                                 $210,184   $2,630   $    777   $212,037
========================================================================================

                                                            DECEMBER 31, 2000
----------------------------------------------------------------------------------------
                                                            GROSS      GROSS    ESTIMATED
                                                AMORTIZED UNREALIZED UNREALIZED   FAIR
(DOLLARS IN THOUSANDS)                            COST       GAINS     LOSSES     VALUE
----------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY
U.S. government and federal agency obligations   $130,115   $   72   $    765   $129,422
Obligations of U.S. States and political
  subdivisions                                     24,500      106         58     24,548
Other securities                                   19,139      115          0     19,254
----------------------------------------------------------------------------------------
                                                 $173,754   $  293   $    823   $173,224
========================================================================================

                                                            DECEMBER 31, 2000
----------------------------------------------------------------------------------------
                                                            GROSS      GROSS    ESTIMATED
                                                AMORTIZED UNREALIZED UNREALIZED   FAIR
(DOLLARS IN THOUSANDS)                            COST       GAINS     LOSSES     VALUE
----------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations   $105,331   $  213   $    217   $105,327
Obligations of U.S. states and political
  subdivisions                                      9,080       10          1      9,089
Other securities                                   35,738      560          0     36,298
FHLB Stock and other equity securities              5,799        0          0      5,799
----------------------------------------------------------------------------------------
                                                 $155,948   $  783   $    218   $156,513
========================================================================================


      The following table presents information for investments in securities held to maturity and debt securities available-for-sales at December 31, 2001, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due.

                                                           HELD TO MATURITY              AVAILABLE-FOR-SALE
---------------------------------------------------------------------------------------------------------------
                                                                       ESTIMATED                     ESTIMATED
                                                      AMORTIZED          FAIR         AMORTIZED         FAIR
 (DOLLARS IN THOUSANDS)                                  COST            VALUE          COST           VALUE
---------------------------------------------------------------------------------------------------------------
 Due in one year or less                                $39,149        $ 39,173         $55,320        $56,608
 Due after one year through five years                   86,908          86,978          91,767         92,628
 Due after five years through ten years                  35,852          35,164          28,979         28,056
 Due after ten years                                     43,328          44,289          28,629         30,056
---------------------------------------------------------------------------------------------------------------
                                                       $205,237        $205,604        $204,695       $206,548
==============================================================================================================

         During 2001, securities sold from the Corporation's available-for-sale portfolio amounted to approximately $27.5 million. The gross realized losses on securities sold amounted to $138,741, while the gross realized gains amounted to $319,541 in 2001. Securities sold from the Corporation's available-for-sale portfolio during 2000 amounted to $26.4 million with a gross realized gain of $33,143 and a gross realized losses of $111,989. Securities sold from the Corporation's available-for-sales portfolio during 1999 amounted to $3.0 million with a gross realized loss of $2,400. These securities were sold in the ordinary course of business.

         On January 1, 2000, the Corporation adopted SFAS 133 and SFAS 138. The transition provisions contained in SFAS 133 provide that at the date of initial application, an entity may transfer any debt security classified as "held to maturity (HTM)" to "available-for-sale (AFS)" or "trading". On the initial adoption date of SFAS 133 as amended by SFAS 138, the Bank transferred $25,358,000 (amortized cost) of its securities previously classified as held to maturity to the available-for-sale classification. The related unrealized net gain as of transfer date was $5,000, which has been recognized in the accumulated other comprehensive income component of stockholders' equity, as the cumulative effect of adopting the new accounting principles. The Corporation did not have any derivative instruments or hedging activities as defined by SFAS 133 and SFAS 138.

         Investment securities having a carrying value of approximately $149.4 million and $137.4 million at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, short-term borrowings, FHLB advances and for other purposes required or permitted by law.

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------

         The following table sets forth the composition of the Corporation's loan portfolio at December 31, 2001 and 2000, respectively:

(DOLLARS IN THOUSANDS)                                    2001            2000
--------------------------------------------------------------------------------
Real estate--residential mortgage                       $116,335        $117,762
Real estate--commercial                                   52,805          36,830
Commercial and industrial                                 36,917          38,450
Installment                                                4,808           4,893
All other                                                    371           1,014
--------------------------------------------------------------------------------
Loans                                                   $211,236        $198,949
================================================================================

         At December 31, 2001 and 2000 loans to officers and directors aggregated approximately $3,477,000 and $3,582,000 respectively. During the year ended December 31, 2001, the Corporation made new loans to officers and directors in the amount of $1,433,000; payments by such persons during 2001 aggregated $1,538,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.

         A summary of the activity in the allowance for loan losses is as follows:

(DOLLARS IN THOUSANDS)                               2001       2000       1999
--------------------------------------------------------------------------------
Balance at the beginning of year                  $ 1,655    $ 1,423    $ 1,326
Provision for loan losses                             656        363        108
Loans charged-off                                    (127)      (135)       (23)
Recoveries on loans previously charged-off              7          4         12
--------------------------------------------------------------------------------
Balance at the end of year                        $ 2,191    $ 1,655    $ 1,423
================================================================================

         Total non-performing assets are comprised of the outstanding balances of accruing loans which are 90 days or more past due as to principal or interest payments, non-accrual loans and other real estate owned. Total non-performing assets at December 31, 2001, 2000 and 1999 were as follows:

(DOLLARS IN THOUSANDS)                               2001       2000       1999
--------------------------------------------------------------------------------
Loans past due in excess of 90 days
 and still accruing                               $     8    $     2    $     0
Non-accrual loans                                     109        246        292
Other real estate owned                                 0         49         73
--------------------------------------------------------------------------------
Total non-performing assets                       $   117    $   297    $   365
================================================================================

         The amount of interest income that would have been recorded on non-accrual loans in 2001, 2000 and 1999 had payments remained in accordance with the original contractual terms approximated $1,000, $19,000 and $15,000 respectively, while no interest income was received on these types of assets in 2001, 2000 and 1999.

         At December 31, 2001, total impaired loans were approximately $1,859,000 compared to $1,461,000 at December 31, 2000 and $519,000 at December
31, 1999. The respective reserves allocated to such loans in each year were $279,000, $146,000 and $52,000. Although classified as substandard, the impaired loans were current with respect to principal and interest payments. The Corporation's total average impaired loans were $1,897,000 during 2001, $1,484,000 during 2000 and $493,000 during 1999. Interest income on impaired loans totaled $161,000 in 2001, $138,000 in 2000 and $41,000 in 1999.

         At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.

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

NOTE 6: BANK PREMISES AND EQUIPMENT
--------------------------------------------------------------------------------
     Bank premise and equipment are summarized as follows:

(DOLLARS IN THOUSANDS)                                         2001        2000
--------------------------------------------------------------------------------
Land                                                         $ 2,403     $ 2,403
Buildings                                                      7,151       6,174
Furniture, fixtures and equipment                             10,754       8,937
Leasehold improvements                                         1,457       1,441
================================================================================
Subtotal                                                      21,765      18,955
Less accumulated depreciation and amortization                10,080       8,910
--------------------------------------------------------------------------------
Total                                                        $11,685     $10,045
================================================================================

         Depreciation expense for the three years ended December 31, 2001 amounted to $1,276,465 in 2001, $1,220,560 in 2000 and $1,142,743 in 1999,
respectively.

NOTE 7: FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS
--------------------------------------------------------------------------------

         At December 31, 2001 and 2000, advances from the Federal Home Loan Bank of New York (FHLB) amounted to $60,000,000 and $50,000,000, respectively. The FHLB advances had a weighted average interest rate of 5.48 percent and 5.50 percent at December 31, 2001 and December 31, 2000, respectively. These advances are secured by pledges of FHLB stock, 1-4 family residential mortgages and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of the FHLB and at December 31, 2001, and 2000 are contractually scheduled for repayment as follows:

(DOLLARS IN THOUSANDS)                                          2001        2000
--------------------------------------------------------------------------------
2010                                                         $50,000     $50,000
2011                                                          10,000           0
--------------------------------------------------------------------------------
Total                                                        $60,000     $50,000
================================================================================

         Other borrowings consisting of securities sold under agreements to repurchase had average balances of $59,425,000, $35,205,000, and $19,484,000, for the years ended December 31, 2001, 2000 and 1999, respectively. The maximum amount outstanding at any month end during 2001, 2000 and 1999, respectively, was $90,079,000, $51,262,000 and $30,752,000. The average interest rate paid on securities sold under agreements to repurchase were 3.30%,4.46%, and 3.24% for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 8: PENSION AND BENEFITS
--------------------------------------------------------------------------------

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

         In 1999, the Corporation adopted a Director's Retirement Plan, which is designed to provide retirement benefits for members of the Board of Directors. The expense associated with the plan amounted to $70,200 in 2001 and $66,000 for 2000 and 1999, respectively, and is included in non-interest expense.

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 8: PENSION AND BENEFITS continued

         The following table sets forth change in projected benefit obligation, change in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 2001 and 2000.

CHANGE IN BENEFFF OBLIGATION (DOLLARS IN THOUSANDS)             2001        2000
--------------------------------------------------------------------------------
Projected benefit obligation at beginning of year            $ 5,324     $ 5,426
  Service cost                                                   373         382
  Interest cost                                                  414         385
  Actuarial loss (gain)                                          511        (630)
  Benefits loss paid                                            (274)       (239)
--------------------------------------------------------------------------------
Projected benefit obligation at end of year                  $ 6,348     $ 5,324
================================================================================

CHANGE IN PLAN ASSETS
--------------------------------------------------------------------------------
Fair value of plan assets at beginning year                  $ 4,523     $ 4,486
  Actual return on plan assets                                  (168)        (95)
  Employer contributions                                         396         371
  Benefits paid                                                 (274)       (239)
--------------------------------------------------------------------------------
  Fair value of plan assets at end of year                   $ 4,477     $ 4,523
================================================================================
  Funded status                                              $(1,871)    $  (801)
  Unrecognized net asset                                          (3)         (7)
  Unrecognized prior service cost                                 96         110
  Unrecognized net actuarial gain                                368        (682)
--------------------------------------------------------------------------------
Accrued benefit cost                                         $(1,410)    $(1,380)
================================================================================

         The net periodic pension cost for 2001, 2000 and 1999 includes the following components.

(DOLLARS IN THOUSANDS)                               2001       2000       1999
--------------------------------------------------------------------------------
Service cost                                      $   373    $   382    $   335
Interest cost                                         414        385        334
Expected return on plan assets                       (377)      (376)      (281)
Net amortization and deferral                         (18)        (6)       (69)
--------------------------------------------------------------------------------
Net periodic pension expense                      $   392    $   385    $   319
================================================================================

         The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.

                                                     2001       2000       1999
--------------------------------------------------------------------------------
Discount rate                                        7.25%      8.00%      7.50%
Rate of compensation increase                        5.75%      7.00%      6.50%
Expected long-term rate of return on plan assets     8.00%      8.00%      8.00%
================================================================================


401K BENEFIT PLAN

         The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. For 2001, 2000, and 1999, employer contributions amounted to $92,000, $82,000 and $74,000, respectively.

STOCK OPTION PLANS

         The Corporation's Stock Option Plans permit Center Bancorp, Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiary. The options granted under the plans are intended to be either Incentive Stock Options or Non-qualified Options. Under the 1999 Employee Stock Incentive Plan, an aggregate of 187,950 shares are authorized for issuance. Such shares may be treasury shares, newly issued shares or a combination thereof. This Plan also authorizes the grant of restricted stock awards.

         Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant.

         Changes in options outstanding during the past three years were as follows:


                                                          EXERCISE PRICE RANGE
STOCK OPTION PLAN                        SHARES                 PER SHARE
--------------------------------------------------------------------------------
Outstanding, December 31, 1998,
   (157,631 shares exercisable)          168,291              $10.46 to $12.52
Granted during 1999                       45,119                        $14.76
Exercised during 1999                    (12,285)             $10.46 to $11.24
Expired or canceled during 1999                0
--------------------------------------------------------------------------------
Outstanding, December 31, 1999,
  (150,539 shares exercisable)           201,125              $10.46 to $14.76
Granted during 2000                            0
Exercised during 2000                    (33,304)                       $11.24
Expired or canceled during 2000           (4,405)                       $14.76
--------------------------------------------------------------------------------
Outstanding, December 31, 2000,
   (132,870 shares exercisable)          163,416              $10.46 to $14.76
Granted during 2001                       32,818                        $18.75
Exercised during 2001                    (34,108)                       $11.24
Expired or canceled during 2001             (708)                       $14.76
--------------------------------------------------------------------------------
Outstanding, December 31, 2001
   (108,579 shares exercisable)          161,417              $10.46 to $18.75
================================================================================

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 8: PENSION AND BENEFITS continued

FAIR VALUE OF STOCK OPTIONS GRANTS

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

         The following weighted-average assumptions were used for the grants of options in 1999. There were no options issued in 2000.

         o        Dividend yield of 4.00%

         o        Expected volatility of 22.0%

         o Risk-free interest rate of 6.30% based upon equivalent-term Treasury Rates

         o Expected options lives of 10 years, which were contractual lives at the date of grant

         The following weighted average assumptions were used for the grant of options in 2001.

         o        Dividend yield of 4.00%

         o        Expected volatility of 30.6%

         o Risk-free interest rate of 4.28% based upon equivalent-term Treasury Rates

         o Expected options lives of 10 years, which were contractual lives at the date of grant

         The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 2001, 2000 and 1999.

                                         2001                       2000                       1999
-------------------------------------------------------------------------------------------------------------
                                 OPTIONS       WEIGHTED     OPTIONS       WEIGHTED     OPTIONS       WEIGHTED
                                 GRANTED        AVERAGE     GRANTED        AVERAGE     GRANTED        AVERAGE
                                             FAIR VALUE                 FAIR VALUE                 FAIR VALUE
-------------------------------------------------------------------------------------------------------------
Incentive stock options                0          $0.00           0          $0.00           0          $0.00
Non-qualifying stock options           0          $0.00           0          $0.00      45,119          $2.97
Director's plan                   32,818          $4.40           0          $0.00           0          $0.00
-------------------------------------------------------------------------------------------------------------
Total                             32,818          $4.40           0          $0.00      45,119          $2.97
=============================================================================================================

         Under APB Opinion 25, compensation cost for the stock options is not recognized because the exercise price of the stock options equals the market price of the underlying stock on the date of the grant. Had compensation expense been recorded for stock options granted as determined under SFAS 123, net income would have been reduced by approximately $5,000 in 2001, $19,000 in 2000 and $30,000 in 1999, which would have changed the Corporation's basic and diluted earnings per share, by $0.00 in 2001 and $.01 in 2000 and 1999.

RESTRICTED STOCK

         Restricted stock may be awarded to key employees providing for the immediate award of the Corporation's common stock subject to certain vesting and other restrictions. During 2001, 5,000 shares were awarded and issued from Treasury shares. During 1999, 4,548 shares were awarded and issued from Treasury shares. The fair value of the shares at the date of the award is amortized into salary expense over the vesting period. There were no awards of restricted stock in 2000. The amount of compensation costs related to restricted stock awards included in salary expense was approximately $107,500 in 2001 and $15,000 in 2000 and $7,000 in 1999. As of December 31, 2001, 6,819 shares of the restricted stock awards were vested.

NOTE 9: INCOME TAXES
--------------------------------------------------------------------------------

      The current and deferred amounts of income tax expense for the years ended December 31, 2001, 2000 and 1999, respectively, are as follows:

(DOLLARS IN THOUSANDS)                               2001       2000       1999
--------------------------------------------------------------------------------
CURRENT:
Federal                                           $ 3,129    $ 2,620    $ 2,526
State                                                 124         96         94
--------------------------------------------------------------------------------
                                                    3,253      2,716      2,620
================================================================================

DEFERRED:
Federal                                              (249)      (247)      (263)
State                                                 (37)       (79)        (4)
--------------------------------------------------------------------------------
                                                     (286)      (326)      (267)
--------------------------------------------------------------------------------
Income tax expense                                $ 2,967    $ 2,390    $ 2,353
================================================================================

      The amount of income tax (benefit) included in the comprehensive income was $733,000, $226,000 and ($1,248,000), for the years ended December 31, 2001,
2000 and 1999, respectively.

      Reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:

(DOLLARS IN THOUSANDS)                               2001       2000       1999
--------------------------------------------------------------------------------
Income before income tax expense                  $ 8,978    $ 7,395    $ 6,982
Federal statutory rate                                 34%        34%        34%
--------------------------------------------------------------------------------
Compute "expected" Federal income tax expense       3,053      2,514      2,374
State tax net of Federal tax benefit                   57         63         59
Decrease in valuation allowance                         0        (54)        (4)
Bank owned life insurance                            (130)         0          0
Tax-exempt interest and dividends                    (177)      (270)      (291)
Goodwill                                              110        110        110
Other, net                                             54         27        215
--------------------------------------------------------------------------------
Income tax expense                                $ 2,967    $ 2,390    $ 2,353
================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 2001 and 2000 are presented below:

(DOLLARS IN THOUSANDS)                                          2001        2000
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Allowance for loan losses                                  $   616     $   433
  Pension expense                                                895         847
  Organization cost                                               52          68
--------------------------------------------------------------------------------
  Total gross deferred tax asset                               1,563       1,348
--------------------------------------------------------------------------------
  Net deferred tax asset                                     $ 1,563     $ 1,348
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Depreciation                                               $   239     $   276
  Market discount accretion                                      135         128
  Deferred fee expense-mortgages                                 258         295
  Unrealized gains on securities available-for-sale              733         226
  Other                                                           11          15
--------------------------------------------------------------------------------
  Total gross deferred tax liabilities                         1,376         940
--------------------------------------------------------------------------------
  Net deferred tax asset                                     $   187     $   408
================================================================================

         Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carry-backs on a Federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 2001 and 2000, respectively.

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 10: REGULATORY CAPITAL REQUIREMENTS
--------------------------------------------------------------------------------

         FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2001, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.00%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.00% and 8.00%, respectively.

         Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of financial institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.00%; a Tier 1 risk-based capital ratio of at least 6.00%; and a total risk-based capital ratio of at least 10.00%.

         The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

         As of December 31, 2001, management believes that the Bank meets all capital adequacy requirements to which it is subject and is a well-capitalized institution under the prompt corrective action regulations.

         The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:

                                                      FDIC REQUIREMENTS
----------------------------------------------------------------------------------------------------
                            UNION CENTER NATIONAL       MINIMUM CAPITAL        FOR CLASSIFICATION
                                 BANK ACTUALS               ADEQUACY           AS WELL CAPITALIZED
----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)        AMOUNT       RATIO       AMOUNT         RATIO    AMOUNT         RATIO
----------------------------------------------------------------------------------------------------
DECEMBER 31, 2001
Leverage (Tier 1) capital   $  46,949        7.15%   $  26,319        4.00%   $  32,794        5.00%
----------------------------------------------------------------------------------------------------
RISK-BASED CAPITAL:            46,949       11.34%      16,567        4.00%      24,851        6.00%
  Tier 1
  Total                        49,140       11.86%      33,135        8.00%      41,418       10.00%
----------------------------------------------------------------------------------------------------
DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------
Leverage (Tier 1) capital   $  36,298       12.84%   $  22,229        4.00%   $  27,665        5.00%
----------------------------------------------------------------------------------------------------
Risk-based capital:
----------------------------------------------------------------------------------------------------
  Tier 1                       36,298        6.56%      11,309        4.00%      16,963        6.00%
----------------------------------------------------------------------------------------------------
  Total                        37,953       13.42%      22,617        8.00%      28,271       10.00%
====================================================================================================

CAPITAL RATIOS FOR CENTER BANCORP, INC.

======================================================================================================
                                                        MINIMUM                  AS OF      STATUTORY
                                AS OF  DECEMBER 31,      REQUIRED      WELL     DECEMBER 31,  MINIMUM
(DOLLARS IN THOUSANDS)           2001         2000        AMOUNT    CAPITALIZED    2001       CAPITAL
------------------------------------------------------------------------------------------------------
Tier 1 Leverage                  7.77%        6.60%        4.00%        5.00%   $  51,082   $  26,280
Tier 1 Risk-Based Capital       12.37%       13.24%        4.00%        6.00%   $  51,082   $  16,578
Total Risk-Based Capital        13.13%       13.79%        8.00%       10.00%   $  54,401   $  33,156
======================================================================================================

NOTE 11: CORPORATION - OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATE DEBENTURES OF THE CORPORATION
--------------------------------------------------------------------------------

         During 2001, the Corporation formed a statutory business trust under the laws of the State of Connecticut, which exists for the exclusive purpose of
(i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in junior subordinated deferrable interest debentures (subordinated debentures) of the Corporation; and (iii) engaging in only those activities necessary or incidental thereto. These subordinated debentures and the related income effects are eliminated in the consolidated financial statements. Distributions on the mandatorily redeemable securities of subsidiary trusts below have been classified as interest expense in the Consolidated Statement of Income.

         The following table summarizes the mandatorily redeemable trust preferred securities of the Corporation's subsidiary trust at December 31, 2001.

                                                                                                  Redeemable By
Issuance Date   Securities Issued        Liquidation Value       Coupon Rate       Maturity      Issuer Beginning
------------------------------------------------------------------------------------------------------------------
12/18/01           $10,000,000          $1,000 per Capital      Floating           12/18/31      12/18/06
                                               Security         3-month LIBOR
                                                                & 360 Basis Points

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

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

         The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 2001 and 2000. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS continued

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

         The estimated fair value of the Corporation's financial instruments is as follows:

CONDENSED STATEMENTS OF INCOME

                                                              DECEMBER 31,
------------------------------------------------------------------------------------------
                                                         2001                2000
------------------------------------------------------------------------------------------
                                                 CARRYING    FAIR     CARRYING     FAIR
(DOLLARS IN THOUSANDS)                            AMOUNT     VALUE     AMOUNT      VALUE
------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and cash equivalents                        $ 29,668   $ 29,668   $ 22,274   $ 22,274
Investments Available-for-Sale                    212,037    212,037    156,513    156,513
Investments Held to Maturity                      205,237    205,604    173,754    173,224
Net loans                                         209,045    209,620    197,294    194,362

FINANCIAL LIABILITIES:
------------------------------------------------------------------------------------------
Non-interest bearing deposits                     103,520    103,520     93,231     93,231
Interest-bearing deposits                         394,313    395,104    332,065    332,043
Federal funds purchased, securities sold under
 agreement to repurchase and FHLB advances       $132,296   $133,217   $101,262   $101,262
Securities of Subsidiary Trust                   $ 10,000   $ 10,000   $      0   $      0
==========================================================================================

NOTE 13: PARENT CORPORATION ONLY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Center Bancorp, Inc. operates its wholly owned subsidiary, Union Center National Bank and Center Bancorp Statutory Trust I. The earnings of those subsidiaries are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiaries and dividends paid reduce the investment in the subsidiaries. The ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see Note 14).

Condensed financial statements of the Parent Corporation only are as follows:

CONDENSED STATEMENTS OF CONDITION
--------------------------------------------------------------------------------
                                                               AT DECEMBER 31,
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                        2001        2000
--------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                                  $ 4,193     $   128
  Investment in subsidiary                                    50,473      39,056
  Other assets                                                   900         566
--------------------------------------------------------------------------------
  Total assets                                               $55,566     $39,750
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Other liabilities                                          $   960     $   568
  Subordinated Debentures                                     10,310           0
  Stockholders' equity                                        44,296      39,182
--------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                 $55,566     $39,750
================================================================================

 CONDENSED STATEMENTS OF INCOME
                                                                FOR YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------
 (DOLLARS IN THOUSANDS)                                      2001            2000           1999
------------------------------------------------------------------------------------------------
 Income
   Dividend income from subsidiary                         $1,937          $4,658         $1,663
   Management fees                                             32              32             59
------------------------------------------------------------------------------------------------
   Total Income                                             1,969           4,690          1,722
 Expenses                                                     285             164            173
------------------------------------------------------------------------------------------------
   Net income before equity in earnings of subsidiary       1,684           4,526          1,549
   Undistributed equity in earnings of subsidiary           4,327             479          3,080
------------------------------------------------------------------------------------------------
   Net Income                                              $6,011          $5,005         $4,629
================================================================================================

[LOGO] Center Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 13: PARENT CORPORATION ONLY FINANCIAL STATEMENTS continued

CONDENSED STATEMENTS OF CASH FLOWS

                                                      FOR YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                  2001       2000       1999
-------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                            $  6,011    $ 5,005    $ 4,629
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Undistributed equity in earnings of subsidiary     (4,327)      (479)    (3,080)
     Other, net                                            (26)        13         (1)
-------------------------------------------------------------------------------------
         Net cash provided by operating activities       1,658      4,539      1,548
=====================================================================================
INVESTING ACTIVITIES:
     Investments in subsidiaries                        (6,310)         0          0
         Net cash used in investing activities          (6,310)         0          0
-------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Cash dividends                                          (2,338)    (2,265)    (2,213)
Proceeds from exercise of stock options                    490        388        138
Proceeds from issuance of common stock                     255        255        318
Proceeds from issuance of Subordinated Debentures       10,310          0          0
Purchase of Treasury Stock                                   0     (2,931)         0
-------------------------------------------------------------------------------------
         Net cash used in financing activities           8,717     (4,553)    (1,757)
-------------------------------------------------------------------------------------
(Decrease) increase in cash                              4,065        (16)      (209)
Cash and cash equivalents at beginning of year             128        144        353
-------------------------------------------------------------------------------------
Cash and cash equivalents at the end of year          $  4,193    $   128    $   144
=====================================================================================


NOTE 14: DIVIDENDS AND OTHER RESTRICTIONS
--------------------------------------------------------------------------------

         Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the Bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the capital of the Bank. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with the retained profits for the two preceding years. At December 31, 2001, $9.8 million was available for the payment of dividends.

NOTE 15: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------

         In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $37,061,000, ($35,996,000 subject to variable rate indices and $1,065,000 fixed rate commitments) as of December 31, 2001. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $13,473,000 and $12,125,000 as of December 31, 2001 and 2000, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Corporation controls credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit-related terms and conditions from the customer. In the opinion of management, the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

         A substantial portion of the Bank's loans is one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectability of a substantial portion of the loan portfolio of the Bank is susceptible to changes in the real estate market.

         On December 11, 2001, the Corporation's subsidiary Union Center National Bank received approval from the Office of the Comptroller of the Currency for a new branch to be located at 214 South Street, Morristown, New Jersey. On October 26, 2001, the Planning Board of the Town of Morristown approved the Corporations' plans for construction of the new branch. Through December 31, 2001, the Corporation has recorded approximately $755,000 for land and progress payments of $695,000 for building construction and $104,000 for furniture and equipment related to the new branch.

         Non-interest expenses include rentals for premises and equipment of $371,493 in 2001, $357,645 in 2000 and $325,765 in 1999. At December 31, 2001,
Center Bancorp, Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 2002 through 2006 are $378,547, $388,030, $398,001, $408,492 and
$419,520 respectively. Minimum rentals due 2007 and after are $644,449.

         The Corporation is subject to claims and lawsuits that arise in the ordinary course of business. Based upon the information currently available and advice received from legal counsel representing the Corporation in connection with such claims, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse impact on the consolidated financial position, results of operations, or liquidity of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 16: QUARTERLY FINANCIAL INFORMATION CENTER BANCORP, INC., (UNAUDITED)
--------------------------------------------------------------------------------

                                                                    2001
------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)                       4TH QUARTER  3RD QUARTER   2ND QUARTER  1ST QUARTER
------------------------------------------------------------------------------------------------
Total interest income                         $    9,692   $    9,438   $    9,602   $    9,637
Total interest expense                             3,575        3,830        4,214        4,388
Net interest income                                6,117        5,608        5,388        5,249
Provision for loan losses                            142          256          183           75
Other income                                         646          629          689          524
Other expense                                      4,092        3,761        3,711        3,652
Income before income taxes                         2,529        2,220        2,183        2,046
Net income                                         1,761        1,495        1,400        1,355
Earnings per share:
Basic                                         $     0.45   $     0.38   $     0.36   $     0.35
Diluted                                       $     0.44   $     0.38   $     0.35   $     0.35
Weighted average common shares outstanding:
Basic                                          3,956,890    3,944,629    3,936,849    3,920,797
Diluted                                        3,992,000    3,980,698    3,969,115    3,952,806
===============================================================================================

                                                                    2000
------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)                       4TH QUARTER  3RD QUARTER   2ND QUARTER  1ST QUARTER
------------------------------------------------------------------------------------------------
Total interest income                         $    9,430   $    9,085   $    8,866   $    8,274
Total interest expense                             4,442        4,257        3,957        3,526
Net interest income                                4,988        4,828        4,909        4,748
Provision for loan losses                            110           51          151           51
Other income                                         414          450          485          285
Other expense                                      3,279        3,431        3,419        3,225
Income before income taxes                         2,013        1,796        1,824        1,757
Net income                                         1,335        1,243        1,231        1,196
Earnings per share:
Basic                                         $     0.34   $     0.32   $     0.31   $     0.30
Diluted                                       $     0.34   $     0.31   $     0.30   $     0.30
Weighted average common shares outstanding:
Basic                                          3,910,518    3,935,296    4,015,332    3,991,678
Diluted                                        3,937,957    3,953,880    4,038,933    4,011,386
===============================================================================================

[LOGO]  KPMG

INDEPENDENT AUDITORS' REPORT

         The Board of Directors and Stockholders Center Bancorp, Inc.:

         We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

              /s/ KPMG LLP
              -------------

Short Hills, New Jersey
January 23, 2002

[LOGO] Center Bancorp, Inc.

Corporate Headquarters
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083
1-800-862-3683
www.centerbancorp.com
www.ucnb.com

Annual Shareholders' Meeting

The annual shareholders' meeting of Center Bancorp, Inc. will be held at 10:00 A.M. on Tuesday, April 16, 2002 at Suburban Golf Club,
1730 Morris Avenue, Union, New Jersey.

Dividend Reinvestment and Stock Purchase Plan

Center Bancorp, Inc. offers its shareholders a convenient plan to increase their investment in the Company. Through the Dividend Reinvestment and Stock Purchase Plan, holders of stock may have their quarterly dividends automatically reinvested in additional common shares without brokerage fees, commissions or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock in Center Bancorp, Inc. may enroll in the plan by contacting Anthony C. Weagley, Vice President and Treasurer, 1-800-862-3683.

Financial Information and Form IOK

Persons may obtain a copy, free of charge, of the Center Bancorp, Inc. 2001 Annual Report and Form 10K (excluding exhibits) as filed with the Securities and Exchange Commission. Investors, Security Analysts and others desiring financial information or a copy of such report should contact:

Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683

Shareholder Inquiries

For information regarding your shares of common stock of Center Bancorp, Inc., please contact:
Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683

Stock Listing

NASDAQ Stock Market - CNBC

Center Bancorp, Inc. Common Stock is traded on the NASDAQ Stock Market under the Symbol CNBC. Daily stock quotes appear in some newspapers under: CtrBcp, CenterBc, and CenterBcp.

Registrar and Transfer Agent
American Stock Transfer and Trust Co.
40 Wall Street
New York, NY 10005