Form 10-K, Exhibit 13
period 2002-12-31
CENTER BANCORP INC
filed 2003-03-28
CIK 712771

                                                                 PORTRAITS IN
                                                                    COMMUNITY
                                                                      BANKING











                               ANNUAL REPORT 2002

AT UNION CENTER NATIONAL BANK, WE'RE PROUD OF OUR LONG-STANDING TRADITION OF PROVIDING QUALITY CUSTOMER SERVICE TO AN EVER-GROWING FAMILY OF RETAIL AND COMMERCIAL CUSTOMERS THAT LOOK TO US FOR SOUND FINANCIAL ADVICE AND FOR HELP IN GROWING THEIR BUSINESSES.

ON THE PAGES THAT FOLLOW YOU CAN READ ABOUT JUST A FEW OF THE MANY BUSINESSES THAT HAVE CHOSEN UNION CENTER NATIONAL BANK AS A TRUSTED FINANCIAL PARTNER.

 Financial Highlights                                                    1
To Our Shareholders, Customers
   and Friends                                                           2
Customer Showcase                                                        6
Town Hall Banking Center                                                12
Management                                                              14
Summary of Selected Statistical
   Information and Financial Data                                       19
Management's Discussion and Analysis                                    20
Consolidated Statements of Condition                                    42
Consolidated Statements of Income                                       43
Consolidated Statements of Changes in
   Stockholders' Equity                                                 44
Consolidated Statements of Cash Flows                                   45
Notes to Consolidated Financial
   Statements                                                           46
Independent Auditors' Report                                            65
Stockholders' Information                                               66
Locations                                                Inside back cover


Our newest branch opened in Morristown in 2002, see page 12.

FINANCIAL HIGHLIGHTS


                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                                               PERCENT
   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             2002               2001           CHANGE
Earnings
Net Interest Income                                             $ 25,947           $22,362          16.03
Provision for Loan Losses                                            360               656        (45.12)
Other Income                                                       2,743             2,307          18.90
Gain on Securities Sold                                              592               181         227.07
Other Expenses                                                    17,198            15,216          13.03
Net Income                                                         8,003             6,011          33.14
Cash Dividends Declared                                          $ 2,747           $ 2,338          17.49
Per Share Data
Net Income
      Basic                                                       $ 1.91           $  1.45          31.72
      Diluted                                                       1.89              1.44          31.25
Cash Dividends Paid                                                 0.65              0.56          16.07
Book Value                                                         12.13             10.64          14.00
Tangible Book Value                                              $ 11.63           $ 10.14          14.69
At Year End:
Market Value                                              Bid        Ask     Bid       Ask
Per common share                                         $23.10   $23.60    $18.05  $18.10
At Year End:
Investment Securities                                           $537,619          $417,274          28.84
Loans                                                            229,051           211,236           8.43
Assets                                                           823,436           689,603          19.41
Deposits                                                         616,351           497,833          23.81
FHLB advances                                                     65,000            60,000           8.33
Federal funds purchased and securities sold
    under agreements to repurchase                                75,431            72,296           4.34
Stockholders' Equity                                            $ 51,054           $44,296          15.26
Shares Outstanding                                             4,210,355         4,162,885           1.14
Financial Ratios
Return on average assets                                           1.07%             0.99%
Return on average stockholders' equity                            16.58%            14.08%
Return on tangible average stockholders' equity                   17.33%            14.86%
Cash dividend declared as a
     percent of Net Income                                        34.33%            38.90%
Average stockholders' equity as a percent of average
    total assets                                                   6.46%             7.02%
Tangible average stockholders' equity as a
     percent of average total assets                               6.18%             6.70%
Stockholders' equity as a percent of total assets                  6.20%             6.42%
Tangible stockholders' equity as a percent of total                5.95%             6.14%
assets
Average Risk Based Tier I Capital Ratio                           12.20%            12.37%
Average Risk Based Tier I and Tier II Capital                     12.73%            13.17%
Tier I Leverage Ratio                                              7.29%             7.77%

Center Bancorp, Inc.


TO SHAREHOLDERS, CUSTOMERS AND FRIENDS
Center Bancorp, Inc., parent company to Union Center National Bank, is proud to report a year of solid performance in 2002, despite the economic slowdown that continued to prevail during the past year. Our ability to remain solidly profitable and to maintain consistent earnings, even under difficult conditions, reflects our focus on adhering to fundamentals.

FINANCIAL RESULTS
Net income for 2002 totaled $8,003,000, a 33.1% increase over the $6,011,000 earned in 2001. On a year-to-date basis, earnings per fully diluted share were $1.89, an increase of 31.3% over $1.44 for 2001. All common share and per share amounts have been restated to reflect the 5% common stock dividend distributed on June 1, 2002. The Corporation continued to experience asset growth both in the loan and the investment securities portfolios. Total assets reached a record $823.4 million as of December 31, 2002, an increase of 19.4% from the 2001 year-end asset figure of $689.6 million. While asset quality remained sound, we continue to monitor and manage this aspect of our portfolio and commensurate with portfolio growth, a provision of $360,000 was made to the allowance for loan losses.
The Bank's upward trend in deposit growth continued in 2002 when the Corporation posted a 23.8% increase in deposits. At year-end, total deposits stood at $616.4 million, up from $497.8 million at the close of 2001. The Corporation's expansion into Morris County and its continued success in attracting new customers helped to fuel this growth.
Despite the slowdown experienced in the economy, loan demand remained steady, fueled primarily by a prevailing lower interest rate environment, the Bank's expansion into vibrant new markets, and aggressive marketing of its credit product lines.

2002 HIGHLIGHTS
In 2002, we laid the groundwork for a new strategic alliance and formed Center Insurance and Investment Advisors, LLC. By marketing a variety of insurance and investment services to our customers, this wholly owned subsidiary of Union Center National Bank is postitioned to enhance non-interest revenue for the Corporation. It is scheduled to become fully operational in 2003.
In May 2002, the Corporation opened a full-service Banking Center at 214 South Street in Morristown, New Jersey. Management views the opening of this

JOHN J. DAVIS                             ALEXANDER A. BOL
President and Chief Executive Officer     Chairman of the Board
new site, the Corporation's third location in Morris County, as the most successful branch opening in our history. In terms of facility improvements, in 2002 the Corporation completed a comprehensive interior and exterior renovation of the Bonnel Court Auto Banking Center in Union. This upgrade includes an additional ATM drive-up lane. We also began to develop plans for a major renovation of our Center office, located at 2003 Morris Avenue in Union, that will be completed in 2003.

INNOVATIVE PRODUCTS AND ENHANCED TECHNOLOGIES
ARE KEY SUCCESS FACTORS
Over the years, we have not lost sight of the fact that success is largely won through innovation and responsiveness. In 2002, we introduced several new products including the Step-Up CD, a new certificate of deposit that features rate increases every six months for 36 months. For businesses, we launched The UCNB Reserve Sweep, a new FDIC-insured Money Market Investment Account that automatically "sweeps" excess funds from a Union Center National Bank business checking account into an investment type account. This service enables businesses to keep excess cash invested at all times, maximizing interest yield potential. To demonstrate our commitment to the retail lending market and enhance loan growth, we restructured our mortgage and consumer lending functions and marketed several loan programs in 2002, including a 10-year amortizing mortgage and a highly competitive home equity loan offering.
In striving to meet our objective of creating and maintaining a competitive and technologically advanced product line in 2002, we continued with our investment in new technologies. Preparations were made in 2002 for the upgrading of our mainframe, which will become operational in February 2003. We also upgraded our lockbox services to include electronic and internet capabilities

SUCCESS STARTS WITH PEOPLE AND WE BELIEVE WE HAVE THE BEST
Our people drive our success and the seamless teamwork between customer contact individuals and those responsible for internal support functions are central to our way of doing business. During 2002, we continued to build a responsive sales and service culture within the Bank, utilizing highly regarded best practices in training, customer service, and performance management. Our successes during the year were the direct result of the knowledge, experience, and enthusiasm of our associates, the guidance and hard work of our directors, and the investment and trust of our shareholders and customers.

In November, we welcomed our newest director, Eugene V. Malinowski. Mr Malinowski is a Certified Public Accountant Consultant who brings almost 40 years of accounting experience to the Corporation, including a 25-year distinguished career with KPMG, LLP. He is a past president of the New Jersey Society of CPAs.

EACH NEW YEAR BRINGS NEW OPPORTUNITIES AND CHALLENGES
Customers who seek stability in their banking relationships, access to decision makers, and highly personalized service are increasingly turning to community banks like our own. In the pages that follow, several of those customers talk about their experiences with Union Center National Bank and the value it creates for their businesses. In 2003, we will celebrate eighty years of providing quality financial services to our customers and our communities. We begin this year knowing that the ongoing trend of mergers in banking creates significant opportunities for Union Center National Bank. To that end, we will continue to focus on leveraging those opportunities and on strengthening our franchise. While we are mindful of the challenges and uncertainties that lie ahead, we remain confident that we have the commitment, the expertise, and the drive to succeed in the coming years.
In closing, we thank you for the confidence and loyalty you have placed in us and we pledge to continue to earn your respect.




JOHN J. DAVIS                             ALEXANDER A. BOL
President and Chief Executive Officer     Chairman of the Board
DOING BUSINESS WITH A SMILE

Family owned and operated since 1961, Marvic Corporation is a wholesale manufacturer of countertops. Headquartered in Union, New Jersey, Marvic Corporation supports kitchen dealers, lumberyards, architects, general contractors, builders and large retail outlet stores throughout the tri-state area.

"Through the years, we have worked very hard to establish a successful business. In the beginning we struggled with a large bank that was too bureaucratic. That totally changed when we were introduced to Union Center National Bank. At a crucial time in Marvic's history, when we needed a very big commitment, we received an immediate, positive decision from UCNB."

Al and Vicki  D'Alessandro, Principals
Marvic Corporation

THE HIGHWAY DEALER WITH THE DIFFERENCE

The Multi Automotive Group, consisting of Multi Chevrolet, Saturn of Union and Saturn of Green Brook, has been family owned and operated since 1969. This active family ownership is what has helped the Multi Automotive Group satisfy the needs of over 30,000 customers. The Automotive Group prides itself on customer satisfaction always making customers' concerns their foremost priority.

"Union Center National Bank has been there for us since the very first day we opened our doors. We share the same commitment to excellence in service and the ability to provide that personal touch to every customer."

James Tino, Jr. and James Tino, Sr., Principals
Multi Automotive Group

SERVING OUR CLIENTS' BEST INTEREST

Located on Morris Avenue in Union, New Jersey, The Waldor Agency has been family owned and operated since 1959. A comprehensive insurance agency, providing bonds and insurance in New Jersey and nationally, The Waldor Agency stresses the importance of personal service and customer relations.

"We have come to expect courteous, professional and responsive service from Union Center National Bank for over 40 years. It has been an outstanding relationship."

Marc Waldor, Secretary and Treasurer, Jerome Waldor, President, and Jeff Kane, Vice President

Waldor Agency

WHERE THE CUSTOMER MATTERS MOST

Maplecrest Auto Group provides retail sales and service for new and certified pre-owned Lincoln, Mercury and Ford vehicles at their Union, Summit and Mendham, New Jersey locations. Winner of the Prestigious President's Award for Customer Service, Maplecrest Auto Group is rated in the Top 10 Lincoln Mercury Dealerships in the country for customer satisfaction. Family owned and operated since 1963, Maplecrest is committed to forming quality relationships within the communities they serve.

"Union Center National Bank and Maplecrest are a perfect fit, as we both realize that superior customer service is the backbone of our organizations. We value our long term relationship with the Bank's personnel as well as the value of their products."

Thomas and Steven Giordano, Dealer Principals
Maplecrest Auto Group

RIDE WITH RIDER

Founded by Harry Bleiwise over 25 years ago, Rider Insurance Company is the largest provider of motorcycle insurance policies in the State of New Jersey.

Integrity and reputation are the key factors Rider uses when establishing relationships with the motorcycle community out of their Springfield, New Jersey office. Rider believes that developing close relationships based on efficient, friendly and reliable customer service is the foundation for long-term success.

"Union Center National Bank holds customer service up to the same high standard that Rider does. We look forward to a long happy relationship."

Charles Bleiwise, Owner and Vice President and
Charles Lally, President
Rider Insurance Company

SHOP WHERE THE PROS SHOP!

Jaeger Lumber has been serving builders, remodlers and homeowners for over 60 years. Like Union Center National Bank, Jaeger Lumber focuses on meeting the individual needs of each customer. Jaeger Lumber is a family owned company of six stores in New Jersey with corporate offices located in Union, New Jersey.

"It's nice to deal with bankers who know your name and are part of the community year after year. Our relationship with Union Center National Bank has been a wise and profitable one."

Lowell Jaeger, Owner
Jaeger Lumber

                                   MORRISTOWN
                                Our Newest Branch

In May 2002 Union Center National Bank strengthened its presence in Morris County with the addition of a new state-of-the-art facility located on 214 South Street in Morristown. Situated next to Morristown Town Hall, this new 2,700 square foot office, with a full service banking lobby, internet kiosk, two drive-thru lanes, two ATM's and parking accommodations for sixteen cars, complements the existing walk-up facility at 84 South Street.

The positive reception received from residents of Morristown and the surrounding communities was evident in the overwhelming success of the Grand Opening celebration. Using the Bank's trademark style of community banking, the Town Hall Banking Center's deposit and loan portfolios continue to increase steadily. With two Morristown locations, the Bank is well positioned to meet the growing financial needs of the community.

Named after its neighbor, the Morristown Town Hall Banking Center enhances the Bank's presence in Morristown.

(Pictured left to right) Alexander A. Bol, Architect, John J. Davis, Union Center National Bank President and CEO, John J. DeLaney, Jr., Mayor, The Town of Morristown and Norman F. Schroeder, General Contractor break ground on the Morristown Town Hall Banking Center.

Center Bancorp, Inc.

EUGENE V. MALINOWSKI
Eugene V. Malinowski was elected to the Board of Directors in November 2002.

Mr. Malinowski is a Certified Public Accountant Consultant. He brings almost 40 years accounting experience to the corporation, including a 25 year distinguished career with KPMG, LLP, serving 15 years as a partner. He has served as a council member of the American Institute of C.P.A.'s and is past president of the New Jersey Society of C.P.A.'s.

Mr. Malinowski has been employed as Executive Vice President and Chief Financial Officer of the former Citizens First National Bank and as Senior Vice President and Chief Financial Officer of the former First Savings Bank of New Jersey. He holds a B.S. in accounting from Holy Cross College and an M.B.A. in finance from the University of Chicago



                                                                                            Center Bancorp, Inc.


BOARD OF DIRECTORS OF CENTER BANCORP, INC.

ALEXANDER A. BOL                          EUGENE MALINOWSKI                      Pictured left to right are:
Chairman of the Board                     Certified Public Accountant            Paul Lomakin, Jr., Donald G. Kein,
Architect                                 Consultant                             Eugene Malinowski, Hugo Barth, III,
                                                                                 Alexander A. Bol, Robert L. Bischoff,
HUGO BARTH, III                           HERBERT SCHILLER                       John J. Davis, Brenda Curtis,
Partner, Haeberle & Barth                 President, Foremost Manufacturing Co.  William A. Thompson, Herbert
                                                                                 Schiller,
ROBERT L. BISCHOFF                        NORMAN F. SCHROEDER                    James J. Kennedy and Norman F.
President, Beer Import Co.                President, NFS Associates, Inc.        Schroeder.

BRENDA CURTIS                             WILLIAM A. THOMPSON
Regional Vice President                   Vice President, Thompson & Co.
American Cancer Society
                                          HONORARY DIRECTORS
JOHN J. DAVIS
President and Chief Executive Officer     WALLACE J. BUTLER

DONALD G. KEIN                            JOHN A. DEITRICH
Kein, Pollatschek and Greenstein,
Attorneys                                 ROBERT C. MILLER

JAMES J. KENNEDY                          STANLEY R. SOMMER
Managing Partner,
KVI Asset Management, LLC                 RUDI O. WADLE, D.O.

PAUL LOMAKIN, JR.                         CHARLES P. WOODWARD
President, Winthrop Development Co.

Center Bancorp, Inc.

                        OFFICERS OF CENTER BANCORP, INC.

JOHN J. DAVIS                            JOHN F. MCGOWAN                         Pictured left to right are:
President and Chief Executive Officer    Vice President                          William E. Arnold, John F. McGowan,
                                                                                 Lori A. Wunder, John J. Davis,
WILLIAM E. ARNOLD                        ANTHONY C. WEAGLEY                      Donald Bennetti, Mark S. Cardone,
Vice President                           Vice President and Treasurer            Julie D'Aloia and Anthony C.
                                                                                 Weagley.
DONALD BENNETTI                          LORI A. WUNDER
Vice President                           Vice President

MARK S. CARDONE
Vice President

JULIE D'ALOIA
Vice President and Secretary

                                   WELCOMES...

                                ROBERT J. BIRKAS
                                 Vice President

                                  FRANCES RYAN
                                 Vice President

                                JASON J. SKOLNICK
                                 Vice President

                                  ROBERT URBAN
                            Assistant Vice President

                              RUSSELL E. HANDY, JR.
                                Assistant Cashier



                                CONGRATULATES...

                               REGINA M. NICHOLLS
                                 Vice President

                                 JOAN M. MULLEN
                            Assistant Vice President

                                 SUSAN SCHWEIKER
                            Assistant Vice President

                                 GOLDA FERNANDEZ
                                Assistant Cashier

                                 LINDA JAVORNIK
                                Assistant Cashier

OFFICERS OF UNION CENTER NATIONAL BANK


JOHN J. DAVIS                            FRANCES RYAN                           ROBERT URBAN
President and Chief Executive Officer    Vice President                         Assistant Vice President

WILLIAM E. ARNOLD                        JASON J. SKOLNICK                      SAUL A. BURGOS
Senior Vice President                    Vice President                         Assistant Cashier
and Senior Loan Officer
                                         JERRY F. SMITH                         DEBBIE A. DAMATO
DONALD BENNETTI                          Vice President                         Assistant Cashier
Senior Vice President
                                         RICHARD E. VLEREBOME                   GOLDA FERNANDEZ
MARK S. CARDONE                          Vice President and Auditor             Assistant Cashier
Senior Vice President
                                         SALVATORE DIRICO                       MICHAEL F. FLESTA
JULIE D'ALOIA                            Assistant Vice President               Assistant Cashier
Senior Vice President and Secretary
                                         EDWARD B. FILIPSKI                     DENNIS M. GROTE
JOHN F. MCGOWAN                          Assistant Vice President               Assistant Cashier
Senior Vice President
                                         LOUIS J. GIACONA                       RUSSELL E. HANDY, JR.
ANTHONY C. WEAGLEY                       Assistant Vice President               Assistant Cashier
Senior Vice President and Cashier
                                         GEORGIANNA GOLDIN                      LINDA JAVORNIK
LORI A. WUNDER                           Assistant Vice President               Assistant Cashier
Senior Vice President
                                         IRENE S. GREENMAN                      ANGELO LAFERRERA
MARK P. BALSAM, SR.                      Assistant Vice President               Assistant Cashier
Vice President
                                         JANET M. IMRICH                        CAMILLE L. MOSKOWITZ
ROBERT J. BIRKAS                         Assistant Vice President               Assistant Cashier
Vice President
                                         DAMIEN D. KANE                         MARK PROCINO
THOMAS E. FARLEY                         Assistant Vice President               Assistant Cashier
Vice President
                                         BARRY H. KEEFE                         CHRISTINE SPADA
CHRISTOPHER M. GOREY                     Assistant Vice President               Assistant Cashier
Vice President                                                                  ______________________
                                         SAMUEL D. LOMBARDI                     General Counsel
BARBARA LIEBMAN                          Assistant Vice President               DONALD G. KEIN, ESQ.
Vice President
                                         JOAN M. MULLEN
REGINA M. NICHOLLS                       Assistant Vice President
Vice President
                                         SUSAN SCHWEIKER
RICHARD J. NOWEL                         Assistant Vice President
Vice President
                                         WILLARD H. THOMAS
FRANCIS PATRYN                           Assistant Vice President
Vice President and Comptroller

CENTER BANCORP, INC. SUMMARY OF SELECTED STATISTICAL INFORMATION
AND FINANCIAL DATA

                                                                       YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                          2002         2001          2000         1999         1998
Summary of Income
Interest income                                                 $40,469      $38,369      $ 35,655     $ 32,092      $30,686
Interest expense                                                 14,522       16,007        16,183       12,801       13,573
Net interest income                                              25,947       22,362        19,472       19,291       17,113
Provision for loan losses                                           360          656           363          108          120
Net interest income after provision
   for loan losses                                               25,587       21,706        19,109       19,183       16,993
Other income                                                      3,335        2,488         1,633        1,089          971
Other expense                                                    17,198       15,216        13,347       13,290       11,651
Income before income tax expense                                 11,724        8,978         7,395        6,982        6,313
Income tax expense                                                3,721        2,967         2,390        2,353        2,141
Net income                                                      $ 8,003      $ 6,011       $ 5,005      $ 4,629      $ 4,172
Statement of Financial Condition Data
Investments                                                    $537,619     $417,274      $330,267     $303,940     $287,966
Total loans                                                     229,051      211,236       198,949      169,089      150,099
Total assets                                                    823,436      689,603       569,553      509,624      470,134
Deposits                                                        616,351      497,833       425,296      389,255      377,167
Stockholders' equity                                            $51,054      $44,296       $39,182      $36,513      $36,631
Dividends
Cash dividends                                                  $ 2,747      $ 2,338    $    2,265      $ 2,213      $ 2,023
Dividend payout ratio                                             34.3%        38.9%         45.3%        47.8%        48.5%
Cash Dividends Per Share
Cash dividends                                                  $  0.65      $  0.56       $  0.54      $  0.52      $  0.48
Earnings Per Share
Basic                                                           $  1.91      $  1.45       $  1.20      $  1.11      $  1.01
Diluted                                                         $  1.89      $  1.44       $  1.20      $  1.10      $  1.00
Weighted Average Common Shares Outstanding
Basic                                                         4,196,741    4,136,782     4,161,366    4,162,870    4,124,980
Diluted                                                       4,230,482    4,171,258     4,183,241    4,189,147    4,164,573
Operating Ratios
Return on average assets                                          1.07%        0.99%         0.94%        0.92%        0.88%
Return on tangible average equity                                17.33%       14.86%        14.43%       13.50%       12.93%
Book Value
Book value per common share                                     $ 12.13      $ 10.64        $ 9.54      $  8.73      $  8.84
Tangible book value per common share                            $ 11.63      $ 10.14        $ 8.95      $  8.07      $  8.10
Non-Financial Information
Common stockholders                                                 542          543           581          603          606
Staff--Full time equivalent                                         182          172           156          162          153
Footnote: All per share amounts have been adjusted retroactively for stock splits and stock dividends during the periods presented.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS

     The following introduction to Management's Discussion and Analysis highlights the principal factors that contributed to Center Bancorp's earnings performance in 2002.

     Center Bancorp, Inc. reported record earnings for the year, 2002. Earnings performance remained strong notwithstanding an economic downturn, contraction of net interest margins and an increase of 13.0 percent in operating overhead. The increased operating overhead was primarily related to salary and benefit expense associated with the continued expansion of the Corporation's franchise.

     For the year ended December 31, 2002, net income increased 33.1% to $8,003,000 or $1.89 per diluted share, as compared to $6,011,000 or $1.44 per diluted share earned for the year ended December 31, 2001. Strong interest-earning asset growth in both the loan and the taxable investment security portfolios helped to mitigate some effects of interest rate pressure, with loans at December 31, 2002 increasing $17.8 million (up 8.4% percent) over the prior year-end and the investment securities portfolio increasing $120.3 million (up 28.8% over the prior year end) at year end. The loan growth has been fueled by strong demand for commercial and residential mortgage loans. A strong commercial real estate and residential housing market prevailed throughout the year in New Jersey, despite the economic downturn at both the state and national levels.

     While asset quality continues to remain high and credit culture conservative, during 2002, a total of $360,000 was added to the provision for loan losses, to maintain adequate loan loss reserves in relationship with loan portfolio growth and the change in the loan mix to include a higher percent of commercial real estate loans. At December 31, 2002 the total allowance for loan and lease losses amounted to 1.09 percent of total loans.

     The geographic expansion of the Corporation into desirable markets, such as Summit, New Jersey and into Morris County with the addition of branches in Madison and Morristown, New Jersey, has contributed to the increased loan demand and growth in deposits. The Corporation opened its newest "Townhall Banking Center" in Morristown on May 1, 2002. The increased size of the securities portfolio largely reflects the Corporation's leverage strategies and general growth in the Corporation's balance sheet during 2002.

     Deposit growth was also strong for the year. The growth in average deposits was reflected in core interest- bearing accounts, premium savings and demand deposits. At December 31, 2002, total deposits for the Corporation were $616.4 million. Non-interest bearing core deposits, a low-cost source of funding, continue to remain a key-funding source. At December 31, 2002, this source of funding amounted to $117.0 million or 15.3% of total funding sources and 19.0% of total deposits. For the year 2002 average interest-earning assets grew $125.8 million or 22.2% and interest-bearing liabilities increased on average $117.3 million.

     Non-interest revenue generation increased 34.0% in 2002 and increased as a percentage of total revenue. The increase in this revenue for 2002 was primarily attributable to gains on securities sold and increased other income resulted primarily from an increase in the cash surrender value of bank owned life insurance. For the year 2002, non-interest income, exclusive of gains on securities sold of $592,000, increased 18.9% or $436,000 as compared to 2001. Consistent levels of service charges commissions and fees supported by increased customer activity resulted in increased ATM and debit card fees. The Corporation intends to expand its ATM network in 2003, which should increase ATM fees in 2003. The Corporation also perceives additional fee income opportunities in aggressively marketing its PC Banking service, Electronic Fund Transfer services, debit cards, lockbox and merchant processing services and investments and insurance products (through a strategic partnership). In the fourth quarter of 2002 the Corporation initiated the formation of its own insurance and investment subsidiary, which it anticipates completing in the first quarter of 2003. This action will be part of the Corporation's efforts to continue to increase non-interest revenue.

     Operating expenses for the year increased 13.0% with increased salary, benefits, and bank premise and occupancy expense accounting for most of the increase.

     Total assets at December 31, 2002, were $823.4 million, an increase of 19.4% from assets of $689.6 million at December 31, 2001. Annualized returns on average assets for the year ended December 31, 2002 was 1.07% compared to .99% for 2001.

     Total stockholders' equity increased 15.3% over 2001 to $51.1 million, and represented 6.20% of total assets at year-end. Book value per common share was $12.13, as compared with $10.64 a year ago. Tangible book value per common share increased to $11.63 from $10.14 a year ago. Annualized return on average stockholders' equity for the year ended December 31, 2002 was 16.6% compared to 14.1% for 2001. This increase in return was attributable in part, to the Corporation's issuance of $10.0 million in floating rate Capital Trust Preferred Securities, that provided the Corporation with a higher available Tier 1 capital level to leverage the balance sheet and subsequently contributing to the increased earnings return on average stockholder's equity. The securities are included as a component of Tier I capital for regulatory capital purposes. The Tier I Leverage capital ratio subsequently increased to 7.77 percent of total assets at December 31, 2001 and was 7.29 percent at December 31, 2002.

     A key element of the Corporation's consistent performance is its strong capital base. The Corporation's risk-based capital ratios at December 31, 2002 were 12.20 percent for Tier I capital and 12.73 percent for total risk-based capital. These ratios substantially exceed the regulatory minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. From a performance viewpoint, return on tangible average shareholders' equity was 17.3 percent in 2002, compared with 14.9 percent for 2001 and 14.4 percent in 2000.

     The Corporation announced a common stock buyback program on January 24, 2002, under which the Corporation was authorized to purchase up to 120,750 shares (restated to reflect the 5 percent common stock dividend distributed on June 1, 2002) of the Corporation's outstanding common stock over the next year. Under the program repurchases may be made from time to time as, in the opinion of management, market conditions warrant, in the open market or in privately negotiated transactions. As of December 31, 2002 the Corporation had repurchased 26,000 shares under the program at an average cost of $20.68 per share.

     Non-historical statements set forth in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may use such forward-looking terminology as "expect", "look", "believe', "plan", "anticipate", "may", "will" or similar statements or variations of such terms or otherwise express views concerning trends and the future. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, the direction of interest rates, continued levels of loan quality, origination volume, the impact of competition and continued relationships with major customers including sources for loans, as well as the effects of economic conditions and legal and regulatory barriers and structure, including those relating to the deregulation of the financial services industry. Actual results may differ materially from such forward-looking statements. Center Bancorp, Inc. assumes no obligation for updating any such forward-looking statements at any time.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS CONTINUED

     The following sections discuss the Corporation's Results of Operations, Asset and Liability Management, Liquidity and Capital Resources.

RESULTS OF OPERATIONS

     Net income and earnings per share (basic and diluted) increased by 33.14 percent, 31.72 percent and 31.25 percent, respectively, for the year ended December 31, 2002, compared to the year ended December 31, 2001. This compared to increases of 20.10 percent, 21.43 percent and 19.84 percent, respectively, for the year ended December 31, 2001, as compared to the year ended December 31, 2000. Net income for the year ended December 31, 2002 was $8,003,000 as compared to $6,011,000 earned for the comparable year of 2001 and $5,005,000 for the comparable year of 2000. All common share and per share information for all periods presented have been retroactively restated for common stock splits and common stock dividends distributed to common stockholders during the periods presented.

     The annualized return on average assets was 1.07 percent for the year ended December 31, 2002 as compared with 0.99 percent for the comparable period in 2001, and 0.94 percent for the comparable period in 2000, while the annualized return on tangible average stockholders' equity was 17.33 percent, 14.86 percent and 14.43 percent, respectively.

     Earnings performance for the year ended December 31, 2002, reflected continued adherence to the Corporation's strategic initiatives. These initiatives are designed to sharpen our business focus and strengthen our financial performance emphasizing the importance of core relationship business and a conservative credit culture. Earnings for the year was fueled by a higher level of interest-earning assets coupled with a double-digit percentage gain in non-interest revenue. This increase in revenue was offset in part by an increase in non-interest expense and in the provisions for taxes and a contraction of the net interest margin.

     The most significant component of Center Bancorp's earnings is net interest income, which is the difference between the interest earned in the portfolio of earning-assets (principally loans and investments) and the interest paid for deposits and borrowings, which support these assets. There were several factors that affected net interest income during 2002 including: the volume, pricing, mix and maturity of earning assets and interest-bearing liabilities and interest rate fluctuations.

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

The following table presents the components of net interest income (on a tax-equivalent basis) for the past three years.

                                           2002                            2001                           2000
                                         INCREASE                        INCREASE                       INCREASE
                                         (DECREASE)                     (DECREASE)                     (DECREASE)
                                           FROM                            FROM                           FROM
                                           PRIOR    PERCENT                PRIOR     PERCENT             PRIOR     PERCENT
(DOLLARS IN THOUSANDS)         AMOUNT      YEAR      CHANGE    AMOUNT      YEAR      CHANGE   AMOUNT      YEAR     CHANGE
INTEREST INCOME:
Investments                     $25,853     $2,858     12.43   $22,995       $1,714     8.05  $21,281      $1,398     7.03
Loans, including fees            14,880      (421)    (2.75)    15,301          894     6.21   14,407       2,209    18.11
Federal funds sold and
securities
   purchased under
agreement to
   resell                            59      (272)   (82.18)       331         (45)  (11.97)      376        (76)  (16.81)
Total interest income            40,792      2,165      5.60    38,627        2,563     7.11   36,064       3,531    10.85
Interest expense:
Certificates $100,000 or            472      (993)   (67.78)     1,465      (2,017)  (57.93)    3,482         779    28.82
more
Deposits                          8,749      (467)    (5.07)     9,216          454     5.18    8,762       1,452    19.86
Borrowings                        5,301       (25)    (0.47)     5,326        1,387    35.21    3,939       1,151    41.28
Total interest expense           14,522    (1,485)    (9.28)    16,007        (176)   (1.09)                3,382    26.42
                                                                                               16,183
Net interest income on a
fully
tax-equivalent basis            $26,270     $3,650     16.14                 $2,739    13.78                $ 149     0.76
                                                               $22,620                        $19,881
Tax-equivalent adjustment         (323)         65     25.19     (258)          151  (36.92)    (409)          32   (7.30)
Net interest income *           $25,947     $3,585     16.03   $22,362       $2,890    14.84  $19,472        $181     0.94
* Before the provision for loan losses

NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest earned on securities of state and political subdivisions.

NET INTEREST INCOME
     Net interest income on a fully tax-equivalent basis for the year ended December 31, 2002 increased $3.65 million or 16.14 percent, from $22.6 million for the comparable twelve-month period in 2001. The Corporation's net interest margin decreased 20 basis points to 3.80 percent from 4.00 percent.

     The change in net interest income was primarily attributable to the increased volume of interest-earning assets, an increase of $125.8 million. A 95 basis point decline in the average interest rates paid on total interest-bearing liabilities was offset in substantial part by a 92 basis point decrease in the average yield on interest-earning assets from 6.82 percent in 2001 to 5.90 percent for the year ended December 31, 2002. The change in average yield on both interest-earning assets and interest-bearing liabilities reflected the decline in interest rates that prevailed throughout 2002 and 2001.

     For the year ended December 31, 2002, interest-earning assets increased by $125.8 million on average to $691.8 million, as compared with a $566.0 million average volume for the year ended December 31, 2001. The 2002 change in average interest-earning asset volume was primarily due to increased volumes of taxable investments and loans and were funded in part with more expensive interest-bearing liabilities, principally higher rate deposit products such as Super Max, a high yield investment savings account, coupled with increased volumes of other borrowings.

     The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing on this page and on pages 24 and 41, each of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 41 (Average Statements of Condition with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of income produced from interest-earning assets and the amount of expense resulting from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets. The table presented on page 24 (Analysis of Variance in Net Interest Income Due to Volume and Rates) quantifies the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS CONTINUED

ANALYSIS OF VARIANCE IN NET INTEREST
INCOME DUE TO VOLUME AND RATES

                                                            2002/2001                          2001/2000
                                                            INCREASE                           INCREASE
                                                           (DECREASE)                         (DECREASE)
                                                             DUE TO                             DUE TO
                                                           CHANGE IN:                         CHANGE IN:
                                                AVERAGE      AVERAGE       NET      AVERAGE     AVERAGE        NET
(DOLLARS IN THOUSANDS)                          VOLUME        RATE       CHANGE     VOLUME       RATE        CHANGE
Interest-earning assets:
Investment securities:
Taxable                                            $6,389     $(3,722)     $2,667     $3,423     $(1,266)       $2,157
Non-Taxable                                           189            2        191      (431)         (12)        (443)
Federal funds sold and securities
purchased under agreement to resell                 (118)        (154)      (272)         49         (94)         (45)
Loans, net of unearned discounts                    1,194      (1,615)      (421)      1,515        (621)          894
   Total interest-earning assets                    7,654      (5,489)      2,165      4,556      (1,993)        2,563
Interest-bearing liabilities:
Money market deposits                                 405        (649)      (244)         94        (543)        (449)
Savings deposits                                    1,221      (1,157)         64        803         (63)          740
Time deposits                                         222      (1,533)    (1,311)      (881)        (839)      (1,720)
Other interest-bearing deposits                       198        (167)         31         51        (185)        (134)
Borrowings                                          1,247      (1,272)       (25)      2,016        (629)        1,387
   Total interest-bearing liabilities               3,293      (4,778)    (1,485)      2,083      (2,259)        (176)
Change in net
interest income                                    $4,361      $ (711)     $3,650     $2,473         $266      $ 2,739

     Interest income on a fully tax-equivalent basis for the year ended December 31, 2002 increased by approximately $2.2 million or 5.60 percent, versus the comparable period ended December 31, 2001. The primary factor contributing to the increase was the growth of interest-earning assets, primarily taxable investment securities and loans. The Corporation's loan portfolio increased on average $16.8 million to $222.8 million from $206.0 million in 2001. This growth was primarily driven by growth in commercial mortgage and residential mortgage loans. Primarily, increased levels of high yield savings deposits and short-term borrowings funded this growth. The loan portfolio (traditionally the Corporation's highest yielding earning asset) represented approximately 32.2 percent and 36.4 percent of the Corporation's interest-earning assets on average for the years ended December 31, 2002 and 2001, respectively.

     Within the investment portfolio, the average volume in 2002 in taxable securities increased by $109.6 million while the non-taxable portfolio increased by $2.7 million as compared to 2001.

     Interest income (tax-equivalent) increased by $2.6 million from 2000 to 2001 primarily due to an increase in interest-earning assets.

     Interest expense for the year ended December 31, 2002 decreased as a result of a decline in interest rates despite an increase in the volume of interest-bearing demand deposits, savings deposits and short-term borrowings. For the year ended December 31, 2002, interest expense decreased $1.5 million or
9.28 percent as compared with the comparable year in 2001. Interest-bearing liabilities increased on average $117.3 million, primarily in savings and short-term borrowings. The decline in average rates contributed $4.8 million to the change in cost, offset in part by a $3.3 million increase in cost of funds due to an increase in the average volume of interest-bearing liabilities.

     During 2001, interest expense decreased $176,000, as compared with the year 2000, reflecting a decrease in rates, and changes in the liability mix (including increased volumes of short-term borrowings). In April of 2000, the Corporation also introduced a new premium rate savings account (Super Max), which carried an above market initial teaser rate and adversely affected the cost of funds during 2000.

     The Corporation's net interest spread on a tax-equivalent basis, (i.e., the average yield on average interest-earning assets, calculated on a tax equivalent basis, minus the average rate paid on interest-bearing liabilities) increased three basis points to 3.40 percent from 3.37 percent for the year ended December 31, 2001. The increase reflected a contraction of spreads between yields earned on loans and investments and rates paid for supporting funds. During 2002 spreads widened due in part to monetary policy promulgated by the Federal Reserve Open Market Committee maintaining the target Federal Funds Rate at a 40-year low of 1.25 percent as a result of its last rate cut on November 6, 2002. The Federal Reserve had lowered rates one time during 2002 for a total of 50 basis points in comparison to 2001 when the Fed lowered rates 11 times for a total of 475 basis points. The net interest spread increased 15 basis points in 2001 as compared with 2000, primarily as a result of the decreased cost of interest-bearing liabilities. The years 2001 and 2002 generally reflected periods of falling interest rates.

     The total cost of interest-bearing liabilities decreased to 2.50 percent, a change of 95 basis points, for the year ended December 31, 2002, from 3.45 percent for the year ended December 31, 2001 and a change of 150 basis points from 4.00 percent for the year ended December 31, 2000.

     The contribution of non-interest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) decreased 18 basis points during 2002 to approximately 40 basis points on average as compared to 58 basis points on average during the year ended December 31, 2001. During the comparable periods of 2001 and 2000, there was a decrease of 14 basis points to 58 basis points on average. The increased percentage of non-interest bearing funding sources in 2002 was primarily attributable to increased commercial business related deposits, which also increased as percentage of the total demand deposit funding base.

INVESTMENTS

     For the year ended December 31, 2002, the average volume of investment securities increased by $112.3 million to $465.6 million, or 67.3 percent of earning-assets, as compared to $353.2 million or 62.4 percent for the year ended December 31, 2001. The tax-equivalent yield on investments decreased to 5.55 percent or 96 basis points from a yield of 6.51 percent during the year ended December 31, 2001. The volume related factors during the period, contributed increased interest revenue of $6.6 million while rate related changes amounted to a decline in interest income of $3.7 million. The yield on the investment portfolio during 2002 was impacted by the low interest rate environment which resulted in the purchase of lower coupon mortgage-backed securities to replace, in certain cases, high yielding investments, which had matured, were prepaid, or were called. Additionally, increased volumes of investments in overnight institutional money market funds, which are carried as part of the investment portfolio, versus federal funds or overnight repurchase agreements due to more favorable rates available for liquid overnight funds, contributed to the reduced yield on the investment portfolio in comparison to 2001.

     The impact of repricing activity on investment yields, as a result of lower interest rates, increased during the latter part of 2002 as mortgage related prepayment activity increased attributable to re-financing activity of homes which reached historical proportions as interest rates fell to 40 year lows. Some of the impact on yield was lessened by a change in portfolio mix, and to a lesser extent some maturity extension where risk is relatively minimal within the portfolio, resulting in wider spreads; however, the Corporation was not able to totally mitigate the effects of the prepayment activity which resulted in a decline in portfolio yield. Securities available-for-sale is a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors. During 2002 approximately $44.3 million in securities were sold from the Corporation's available-for-sale portfolio.

CENTER BANCORP, INC.



MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS CONTINUED

     At December 31, 2002, the total investment portfolio excluding overnight investments was $537.6 million, an increase of $120.4 million from December 31, 2001. The increased size of the investment portfolio largely reflects the implementation of the Corporation's leverage strategies initiated in the fourth quarter of 2001, which reflected the addition of approximately $71.5 million in mortgage-backed securities to the balance sheet and the general growth of this component of earning-assets commensurate with the overall growth of the Corporation's balance sheet and insufficient loan growth to absorb this growth. The principal components of the investment portfolio are U.S. Government Federal Agency callable and non-callable securities, including agency issued collateralized mortgage obligations, corporate securities, and municipals.

     At December 31, 2002 the net unrealized gain carried as a component of other comprehensive income and included in shareholders' equity net of tax amounted to a net unrealized gain of $2.2 million as compared with an unrealized net gain of $1.1 million at December 31, 2001, resulting from a decline in interest rates.

     For additional information regarding the Corporation's investment portfolio, see Note 4 to the Consolidated Financial Statements.

LOANS

     Loan growth during 2002 occurred in all principal categories of the loan portfolio. This growth resulted from the Corporation's business development efforts enhanced by the Corporation's entry into new markets through expanded branch facilities. The decrease in the loan portfolio yields for the year 2002 was the result of a further decline in interest rates. Another contributing factor to the decline in portfolio yield was the competitive rate pricing structure maintained by the Corporation to attract new loans and by the heightened competition for lending relationships that exists in the Corporation's market. The effects on additions to the portfolio were lessened by continued re-financing activity, which was fueled by historically low interest rates. Heightened competition for borrowers that exist in the Corporation's markets also kept interest spreads on loans tight. The Corporation's desire to continue expanding this component of the earning-asset mix is reflected in its current business, marketing and strategic plans.

     Average loan volume increased $16.8 million or 8.17 percent in 2002, while portfolio yield decreased by 75 basis points as compared with the same period in 2001. The increased total average loan volume was due primarily to increased customer activity, new lending relationships and new markets. The volume related factors during the period-contributed increased revenue of $1,194,000, offset in part by rate related changes, which amounted to $1,615,000. Total average loan volume increased to $222.8 million with a net interest yield of 6.68 percent, as compared to $206.0 million with a yield of 7.43 percent for the year ended December 31, 2001. For additional information regarding loans, see Note 5 to the Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION

     The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 2002, the level of the allowance was $2,498,000 as compared to a level of $2,191,000 at December 31, 2001. The Corporation made a provision to the allowance for loan losses of $360,000 in 2002, $656,000 in 2001 and $363,000 in 2000. The decrease in the provision for loan losses during 2002 was commensurate with the modest increase in the loan volume recorded during the year, lower net charge-offs, and the overall level of the allowance as a percentage of total loans.

     At December 31,2002, the allowance for loan losses amounted to 1.09 percent of total loans. In management's view, the level of the allowance at December 31, 2002 is adequate to cover losses inherent in the loan portfolio. Management's judgment regarding the adequacy of the allowance constitutes a "Forward Looking Statement" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from management's analysis, based principally upon the factors considered by management in establishing the allowance.

     Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. Furthermore, the majority of the Corporation's loans are secured by real estate in the State of New Jersey. Future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions beyond the Corporation's control. The allowance for loan losses as a percentage of total loans amounted to 1.09 percent, 1.04 percent and 0.83 percent at December 31, 2002, 2001 and 2000, respectively.

     During 2002, the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $53,000 in 2002, $120,000 in 2001 and $131,000 in 2000. During 2002, the Corporation experienced a reduction in the volume of charge-offs in the installment loan portfolio compared to 2001 and 2000 levels. The unfavorable trend in the level of charge-offs in 2000 and 2001 was attributed to the economic slow-down and the resulting higher level of personal bankruptcies.

     The Corporation had non-accrual loans amounting to $229,000 at December 31, 2002, $109,000 at December 31, 2001 and $246,000 at December 31, 2000. The
increase in non-accrual loans for 2002 was attributable to an increase in non-accrual fixed rate home equity loans, and personal loans, as compared to December 31, 2001. The Corporation continues to pursue aggressively collections of principal and interest on loans previously charged-off.

     The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. At December 31, 2002, total impaired loans amounted to $175,000 compared with $1,859,000 at December 31, 2001, and $1,464,000 at
December31, 2000. The reserves allocated to such loans in 2002, 2001 and 2000 were $1,000, $279,000 and $146,000, respectively. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

CENTER BANCORP, INC.



MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS CONTINUED

FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES

     The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years.

                                                                                YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                                           2002         2001          2000         1999         1998
Average loans outstanding                                        $222,819     $205,991      $185,846     $160,208     $138,967
Total loans at end of period                                     $229,051     $211,236      $198,949     $169,089     $150,099
Analysis of the Allowance for Loan Losses
Balance at the beginning of year                                  $ 2,191      $ 1,655       $ 1,423      $ 1,326      $ 1,269
Charge-offs:
Commercial                                                             48            0             0            0            0
Installment loans                                                      69          127           135           23           70
Total charge-offs                                                     117          127           135           23           70
Recoveries:
Commercial                                                             48            0             0            0            0
Installment loans                                                      16            7             4           12            7
Total recoveries                                                       64            7             4           12            7
Net charge-offs:                                                       53          120           131           11           63
Provision for loan losses                                             360          656           363          108          120
Balance at end of year                                            $ 2,498      $ 2,191       $ 1,655      $ 1,423      $ 1,326
Ratio of net charge-offs during the year to
average loans outstanding during the year                           0.02%        0.06%         0.07%        0.01%        0.05%
Allowance for loan losses as a percentage
of total loans at end of year                                       1.09%        1.04%         0.83%        0.84%        0.88%

     The 2002 and 2001 charge-offs of $69,000 and $127,000, respectively, in installment loans were attributed to the economic slow-down and resulting higher level of personal bankruptcies.

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

                                                                                AT DECEMBER 31,
(DOLLARS IN THOUSANDS)                                        2002        2001       2000        1999         1998
Non-accrual loans                                                 $229       $109       $246         $292          $41
Accruing loans past due 90 days or more                              0          8          2            0           24
Other real estate owned                                              0          0         49           73           73
Total non-performing assets                                       $229       $117       $297         $365         $138

     Non-accrual loans at December 31, 2002 increased $120,000 from the amount reported at December 31, 2001. The increase in non-accrual loans at December 31, 2002 was attributable to an increase of $209,000 and $20,000 in non-accrual fixed rate home equity loans, and personal loans, respectively as compared to December 31, 2001 which included a $84,000 commercial loan and a $25,000 residential mortgage loan.

     At December 31, 2002, total impaired loans amounted to $175,000 compared with $1,859,000 at December 31, 2001; and $1,464,000 at December 31, 2000. The
decline in impaired loans at December 31, 2002 as compared with 2001 is attributable to an upgrade in rating from substandard to pass/watch of two related commercial real estate credits due to improved borrower profitability and stronger cash flows. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

     At December 31, 2002 other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. The Corporation did not have any other real estate owned (OREO) at December 31, 2002 and 2001. OREO at December 31, 2000 consisted of a two family residential property with a carrying value of $49,000.

NON-INTEREST INCOME

     Non-interest fee income continued to remain a key offset to a decline in net interest margins in 2002. The following table presents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2002.

                                                                       AT DECEMBER 31,
(DOLLARS IN THOUSANDS)                            2002         2001      % CHANGE      2001       2000      % CHANGE
Other income:
Service charges, commissions and fees                $1,600     $1,560         2.56     $1,560     $1,301        19.91
Other income                                          1,143        747        53.01        747        410        82.20
Gain (loss) on securities sold                          592        181       227.07        181       (78)          N/M
Total other non-interest income                      $3,335     $2,488        34.04     $2,488     $1,633        52.36

     For the year ended December 31, 2002, total other non-interest income, exclusive of net gains (losses) on securities sold, reflects an increase of $436,000 or an increase of 18.9 percent compared to the comparable year ended December 31, 2001. This overall increase was primarily a result of the recorded change in the net asset value of bank owned life insurance of approximately $761,000 compared to $382,000 in prior years, which is included in other income. Fee income, comprised of service charges commissions and fees, increased by $40,000, attributable to higher levels of letter of credit income and increased service charges, commissions, and fees. Service charges increased primarily as a result of an increase in business activity and expanded customer account base. Included in service charges for the 2000 period was non-recurring income of $75,000 which was attributable to checkbook sales. Other non-interest income in 2000 also contained non-recurring income of $102,000 resulting from a gain on the sale of an OREO property.

     During 2002, the Corporation recorded net gains of $592,000 on securities sold from the available-for-sale investment portfolio compared to gains of $181,000 and losses of $78,000 recorded in 2001 and 2000. The sales were made in the normal course of business and proceeds were re-invested into the securities portfolio.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued

NON-INTEREST EXPENSE

     The following table presents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2002.

                                                              AT DECEMBER 31,
(DOLLARS IN THOUSANDS)                   2002          2001          % CHANGE        2001         2000        % CHANGE
Other non-interest expense:
Salaries and employee benefits             $9,452         $7,807           21.07       $7,807       $6,800          14.81
Occupancy, net                              1,644          1,509            8.95        1,509        1,340          12.61
Premises and equipment                      1,600          1,486            7.67        1,486        1,453           2.27
Stationery and printing                       583            468           24.57          468          432           8.33
Marketing and advertising                     576            487           18.28          487          490         (0.61)
Other                                       3,343          3,459          (3.35)        3,459        2,832          22.14
Total other non-interest expense          $17,198        $15,216           13.03      $15,216      $13,347          14.00

     Total non-interest expense increased $1.982 million or 13.03 percent in 2002 as compared with an increase of $1.869 million or 14.00 percent from 2000 to 2001. The level of operating expenses during the year of 2002 increased in several expense categories. The year-to-year increase in expenses are primarily attributable to the continued investment in technology and the need to attract, develop, and retain high caliber employees. Prudent management of operating expenses has and will continue to be a key objective of management in an effort to improve earnings performance. The Corporation's ratio of other expenses to average assets declined to 2.30 percent in 2002 compared to 2.50 percent in 2001 and 2000. The Corporation's efficiency ratio (defined as non-interest expenses divided by tax-equivalent net interest income plus recurring non-interest income) was 59.3 percent, 59.8 and 60.2 percent, respectively for 2002, 2001 and 2000.

     Salaries and employee benefits, which accounted for 83.0 percent of the total increase in other non-interest expense, increased $1.645 million or 21.1 percent in 2002 over the comparable year ended December 31, 2001. Salaries and employee benefits accounted for 55.0 percent of total other non-interest expense in 2002, as compared to 51.3 percent and 50.9 percent for the years 2001 and 2000, respectively. This increase is primarily driven by a need to attract, develop and retain high caliber employees, in addition to normal merit increases, promotional raises and higher benefit costs. Staffing levels overall increased to 182 full-time equivalent employees at December 31, 2002 compared to 172 full-time equivalent employees at December 31, 2001 and 156 at December 31, 2000.

     Occupancy and bank premise and equipment expenses for the year ended December 31, 2002 increased $249,000 or 8.3 percent over 2001. This increase in occupancy and bank premise and equipment expense in 2002 is primarily attributable to higher operating costs (utilities, rent, real estate taxes and general repair and maintenance) of the Corporation's expanded facilities, coupled with higher equipment maintenance and repair and depreciation expenses. The increase in such expenses of $202,000 or 7.2 percent in 2001 over 2000 was also attributable to the increased costs of expanded bank facilities.

     Stationery and printing expenses for the year increased ($115,000 or 24.6 percent) compared to 2001 and reflect higher costs associated with the branch network coupled with higher business activity. These costs increased $36,000 or
8.33 percent in 2001 from 2000, reflecting the increased costs associated with an expanded infrastructure and branch network.

     Marketing and advertising expenses for the year ended December 31, 2002 increased $89,000 or 18.28 percent over the comparable twelve-month period in 2001. This increase in marketing and advertising expense in 2002 is primarily attributable to costs associated with the grand opening of the Town Hall Banking Center in Morristown, New Jersey and the promotion during the year of deposit and loan products. These expenses decreased modestly in 2001 when compared with 2000 levels.

     For the year ended December 31, 2002 total other non-interest expenses decreased $116,000 or 3.35 percent over 2001. Decreases in expense were attributable to reduced levels of legal and consulting expense for the year of 2002, which fell $325,000 or 47.03 percent compared to 2001 and reflect decreased costs associated with general corporate matters, as well as costs associated with a sales training program and EDP audit function. The increase in such expense of $123,000 or 32.7 percent in 2001 over 2000 was due to increased legal and consulting costs incurred in prior years connected with the formation of a subsidiary company and the liquidation of another.

     Effective January 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Intangible Assets"; under which annual amortization of unamortized goodwill ceased. Accordingly there was no amortization expense for the year ended December 31, 2002. Other operating expense, associated with amortization of goodwill, for the comparable period in 2001 included amortization expense amounting to $323,000 for the year ended December 31, 2001.


PROVISION FOR INCOME TAXES

     The Corporation's provision for income taxes increased from 2001 to 2002, primarily as a result of higher levels of taxable income offset in part by increases in tax-exempt income and discontinuation of amortization expense in 2002. The effective tax rates for the Corporation for the year ended December 31, 2002, 2001 and 2000 were 31.74 percent, 33.05 percent and 32.32 percent, respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions, an increase in the cash surrender value of bank owned life insurance and disallowed expense items for tax purposes, such as travel and entertainment expense, as well as amortization of goodwill. Tax-exempt interest income on a tax-equivalent basis increased by $191,000 or 25.16 percent from 2001 to 2002 and decreased by $443,000 or 36.86 percent from 2000 to 2001. The Corporation recorded an increase in the cash surrender value of bank owned life insurance as a component of other income in the amount of $761,000, $382,000 and $0 for 2002, 2001 and 2000, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS NO. 133. AND NO. 138

     On January 1, 2000, the Corporation adopted SFAS 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities" and SFAS 138, ""Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities, an amendment of FASB Statement No. 133 and 137." The transition provisions contained in SFAS 133 provide that at the date of initial application, an entity may transfer any debt security classified as "held to maturity" to "available-for-sale" or "trading". On the initial adoption date of SFAS 133 as amended by SFAS 138, the Corporation transferred $25,358,000 (amortized cost) of its securities previously classified as held to maturity to the available-for-sale classification. The related unrealized net gain as of transfer date was $5,000, which has been recognized in the accumulated other comprehensive income component of stockholders' equity, as the cumulative effect of adopting the new accounting principles.This Statement was originally effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS CONTINUED

SFAS NO. 141

     In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after December 31, 2001 as well as all purchase method business combinations completed after December 31, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Corporation had no business combinations subsequent to December 31, 2001, and therefore the implementation of this Statement 141 did not have an impact on the Corporation.

SFAS NO. 142

     Upon adoption of Statement 142, the Corporation was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination. In addition, the Corporation was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. To the extent an intangible asset was identified as having an indefinite useful life, the Corporation was required to test the tangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss would be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with the transitional goodwill impairment evaluation, Statement 142 required the Corporation to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. The Corporation then had up to year from the date of adoption to determine the fair value of goodwill and compare it to the carrying amount. To the extent that the goodwill-carrying amount exceeds its fair value, an indication exits that the goodwill may be impaired and the Corporation must perform the second step of the transitional impairment test. In the second step, the Corporation must compare the implied fair value of the goodwill, determined by allocating the fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Corporation's statement of earnings.

     As of December 31, 2001, the Corporation had $2.1 million in unamortized goodwill with annual amortization of $323,000, which ceased upon the adoption of SFAS No. 142, "Goodwill and Intangible Assets". The Corporation adopted SFAS No. 142 on January 1, 2002. Accordingly, the December 31, 2002 Financial Statements do not include amortization of goodwill. For the year ended December 31, 2001, amortization of goodwill totaled $323,000. If SFAS No. 142 had been adopted on January 1, 2000, net income for the years ended December 31, 2000 and 2001 would have increased $323,000. Accordingly, basic and diluted earnings per share would have increased $.08 for the years ended December 31, 2000 and 2001.

SFAS NO. 144

     On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 as of January 1, 2002, did not have a significant impact on the Corporation's consolidated financial statements.

SFAS NO. 145

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The Statement was issued to eliminate an inconsistency in the required accounting for sale-leaseback transactions and certain lease modifications that were similar to sale-leaseback transactions and to rescind FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers, as well as amending other existing authoritative pronouncements to make various technical corrections.

     SFAS No. 145 also rescinds SFAS No. 4 Reporting Gains and Losses from Extinguishments of Debt and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking Fund Requirements. Under SFAS No. 4, as amended by SFAS No. 64, gains and losses from the extinguishment of debt were required to be classified as an extraordinary item, if material. Under SFAS No. 145, gains or losses from the extinguishment of debt are to be classified as a component of operating income, rather than an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 16, 2002, with early adoption of the provisions related to the rescission of SFAS No. 4 encouraged. Upon adoption, companies must reclassify prior period amounts previously classified as an extraordinary item. Management does not anticipate that the initial adoption of SFAS 145 will have a significant impact on the Corporation's consolidated financial statements.

SFAS NO. 146

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS NO. 147

     In October, 2002, the FASB issued Statement No. 147, Acquisitions of Certain Financial Institutions- an amendment to FASB Statements No. 72 and 144 and FASB Interpretation No. 9. This Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. The provisions of Statement No. 147 that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.

     Statement No. 147 clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of Statement No. 147 are effective October 1, 2002. The initial adoption of this statement did not have any impact on the Corporation's consolidated financial statements.

SFAS NO. 148

     In December 2002, The Financial Accounting Standards Board (FASB) released Statement No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure." This statement amends FASB Statement No 123, "Accounting for Stock Based Compensation" and provides alternative methods of transition for companies that choose to change to the fair value method of accounting for stock options.

     Statement No. 148 also amends the disclosure requirements for stock-based compensation of FASB Statement 123, regardless of the method of accounting chosen. Under the new standard companies must disclose certain types of information, about stock-based employee compensation, more prominently in both the annual and interim financial statements.

     The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal periods ending after December 15, 2002, with earlier application permitted under certain circumstances. The Corporation adopted the expanded disclosure requirements under Statement No. 148 effective December 31, 2002.

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

     The low level of interest rates necessitated a modification of the Corporation's standard rate scenario of a shock down 200 basis points over 12 months to down 100 basis points over a 12 month period.

     Based on the results of the interest simulation model as of December 31, 2002, and assuming that Management does not take action to alter the outcome, the Corporation would expect an increase of 2.13 percent in net interest income if interest rates decreased 100 basis points from the current rates in an immediate and parallel shock over a 12-month period. In a rising rate environment, based on the results of the model as of December 31, 2002, the Corporation would expect a decrease of 5.24 percent in net interest income if interest rates increased by 200 basis points from current rates in an immediate and parallel shock over a twelve month period.

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

     At December 31, 2002, the Corporation reflects a positive interest sensitivity gap (or an interest sensitivity ratio of 1.05:1.00) at the cumulative one-year position. During much of 2002, the Corporation had maintained a negative interest sensitivity gap. The maintenance of a liability-sensitive position during 2002 had a favorable impact on the Corporation's net interest margins as interest rates declined; however, based on management's perception that interest rates will continue to be volatile, projected increased levels of prepayments on the earning-asset portfolio and current level of interest rates, emphasis has been and is expected to continue to be, placed on interest- sensitivity matching with the objective of stabilizing the net interest spread during 2003. However, no assurance can be given that this objective will be met.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

& RESULTS OF OPERATIONS continued

     The following table depicts the Corporation's interest rate sensitivity position at December 31, 2002:

                                            EXPECTED MATURITY/PRINCIPAL REPAYMENT DECEMBER 31,
                                  AVERAGE     YEAR       YEAR       YEAR       YEAR       YEAR        2008                ESTIMATED
                                  INTEREST     END        END        END        END        END         AND        TOTAL       FAIR
(DOLLARS IN THOUSANDS)              RATE      2003       2004       2005       2006       2007     THEREAFTER    BALANCE      VALUE
INTEREST-EARNING
ASSETS:

Loans                              6.25%      $99,996    $36,631   $ 26,846   $ 27,794    $13,647      $21,638   $226,552  $232,442
Investments                        4.57%      292,758    108,052     46,844     24,308     15,701       49,983    537,646   542,638
                                                                   $          $
Total interest-earning assets                $392,754   $144,683     73,690     52,102    $29,348      $71,621   $764,198  $775,080
INTEREST-BEARING
LIABILITIES:
Time certificates of deposit of
$100,000 or greater                1.97%      $32,586    $ 3,938     $  516   $      0      $   0       $    0    $37,040   $37,228
Time certificates of deposit of
less than $100,000                 3.62%       27,873      7,875     33,420      2,526      3,637            0     75,331    78,129
Other interest bearing
deposits                           1.30%      239,650      1,222        825          3        645      144,442    386,787   386,814
Trust preferred securities         5.63%            0          0          0     10,000          0            0     10,000    10,000
Securities sold under
agreements to repurchase
and FHLB advances                  3.07%       75,431          0          0          0          0       65,000    140,431   149,525
Total interest-bearing

liabilities                                  $375,540    $13,035   $ 34,761    $12,529    $ 4,282    $ 209,442   $649,589  $661,696
Cumulative interest-earning
assets                                        392,754    537,437    611,127    663,229    692,577      764,198    764,198
Cumulative interest-bearing
liabilities                                   375,540    388,575    423,336    435,865    440,147      649,589    649,589
Rate sensitivity gap                           17,214    131,648     38,929     39,573     25,066    (137,821)    114,609

Cumulative rate sensitivity gap               $17,214   $148,862   $187,791   $227,364   $252,430    $ 114,609   $114,609
Cumulative gap ratio                            1.05%      1.38%      1.44%      1.52%      1.57%        1.18%      1.18%

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

     The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 2002, core deposits, as defined by the Corporation (comprised of total demand and savings accounts plus money market accounts under $100,000), represented 48.5 percent of total deposits. More volatile rate sensitive deposits, concentrated in certificates of deposit $100,000 and greater, increased to 5.4 percent of total deposits from 4.7 percent at December 31, 2001. This change was due primarily to an increase in time deposits during 2002.

     The following table depicts the Corporation's core deposit mix at December 31, 2002 and 2001:

CORE DEPOSIT MIX


                                                                       DECEMBER 31,
                                                                                                       NET CHANGE
                                              2002           2001                                      VOLUME 2002
(DOLLARS IN THOUSANDS)                       AMOUNT       PERCENTAGE       AMOUNT       PERCENTAGE      VS. 2001
Demand Deposits                                $116,984           39.1       $103,520          38.0          $13,464
Interest-Bearing Demand                          82,351           27.5         79,661          28.5            2,690
Regular Savings                                  75,370           25.2         67,681          24.6            7,689
Money Market Deposits under $100                 24,347            8.2         24,222           8.9              125
Total core deposits                            $299,052          100.0       $275,084         100.0          $23,968
Total deposits                                 $616,351                      $497,833                       $118,518
Core deposits to total deposits                     49%                           55%

     Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings during 2002 amounted to approximately $81.3 million, an increase of $21.9 million or 36.87 percent from the 2001 period.


     The following table is a summary of securities sold under repurchase agreements for each of the last three years.

                                                              DECEMBER 31,
(DOLLARS IN THOUSANDS)                                   2002        2001        2000
Securities sold under repurchase agreements:
Average Interest rate:
     At year end                                           1.23%       2.35%       4.65%
     For the year                                          1.63%       3.30%       4.46%
Average amount outstanding during the year:              $81,297     $59,425     $35,205
Maximum amount outstanding at any month end:             $85,110     $90,079     $51,262
Amount outstanding at year end:                          $75,431     $72,296     $51,262

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

& RESULTS OF OPERATIONS continued

CASH FLOWS

     The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 2002 cash and cash equivalents (which decreased overall by $6.4 million) were provided on a net basis by operating and financing activities and used on a net basis in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily increases in deposits and short-term borrowings, were used in investing activities, primarily the increased volume of investment securities, loans and property and equipment.

STOCKHOLDERS' EQUITY

     Stockholders' equity averaged $48.3 million during 2002, an increase of $5.6 million or 13.0 percent, as compared to 2001. At December 31, 2002, stockholders' equity totaled $51.1 million, an increase of $6.8 million from December 31, 2001. Such increase resulted from an increase of $1,064,000 of net unrealized gains (net of tax) on securities available-for-sale and net increases of $5,352,000 attributable to net income and issuance of common stock less cash dividends paid. The Corporation's dividend reinvestment and optional stock purchase plan contributed $337,000 in new capital during 2002. Book value per share at year-end 2002 was $12.13 compared to $10.64 at year-end 2001. Tangible book value at year-end 2002 was $11.63 compared to $10.14 for 2001.

     As of December 31, 2002 the Corporation has purchased 26,000 common shares at an average cost per share of $20.68 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 120,750 shares of the Corporation's outstanding common stock.

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

RISK-BASED CAPITAL/LEVERAGE

     At December 31, 2002, the Corporation's total Tier I capital (defined as tangible stockholders' equity for common stock and Trust Preferred Capital Securities) amounted to $56.8 million or 6.89 percent of total assets. The Tier I leverage capital ratio was 7.29 percent of total quarterly average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $2,184,000 of net unrealized gains, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders' equity), and goodwill of $2,091,000 as of December 31, 2002. For information on goodwill, see Note 2 to the Consolidated Financial Statements. United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorize assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 2002, the Corporation's Tier I and total risk-based capital ratios were 12.20 percent and 12.73 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 2002. For information on risk-based capital and regulatory guidelines for the Corporation's bank subsidiary, see Note 10 to the Consolidated Financial Statements.

SECURITY MARKET INFORMATION

     The common stock of the Corporation is traded on the NASDAQ Stock Market. The Corporation's symbol is CNBC. As of December 31, 2002, the Corporation had 542 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 2002, the closing market bid and asked price was $23.10-$23.60, respectively.

     The following table sets forth the high and low bid price, and the dividends declared, on a share of the Corporation's common stock for the periods presented.

                                            COMMON STOCK PRICE                         COMMON DIVIDENDS
                                          2002                       2001                  DECLARED
                                     HIGH               LOW         HIGH        LOW
                                      BID               BID          BID        BID         2002         2001
Fourth Quarter                     $23.84            $19.00       $18.48     $16.76       $0.170       $0.143
Third Quarter                      $23.40            $18.15       $20.35     $16.29       $0.170       $0.143
Second Quarter                     $22.75            $19.57       $21.00     $14.60       $0.170       $0.136
First Quarter                      $26.71            $16.50       $17.91     $15.65       $0.143       $0.136
                                                                                          $0.653       $0.558

     For information on dividend restrictions and capital requirements, which may limit the ability of the Corporation to pay dividends, see Note 13 to the Consolidated Financial Statements. Dividends declared on common stock (on a per common share basis) and common stock prices have been adjusted for the 5 percent common stock dividend distributed on June 1, 2002.

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

AVERAGE STATEMENTS OF CONDITION WITH INTEREST AND AVERAGE RATES

                                                     YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                          2002                 2001                            2000
                                   INTEREST    AVERAGE             INTEREST    AVERAGE             INTEREST    AVERAGE
                                    AVERAGE    INCOME/    YIELD/    AVERAGE    INCOME/   YIELD/    AVERAGE     INCOME/    YIELD/
(TAX-EQUIVALENT BASIS)              BALANCE    EXPENSE     RATE     BALANCE    EXPENSE    RATE     BALANCE     EXPENSE     RATE
ASSETS
Interest-earning assets:
Investment securities:1
   Taxable                          $451,867    $24,903     5.51%   $342,247    $22,236    6.50%    $290,405     $20,079    6.91%
   Non-taxable                        13,694        950     6.94%     10,968        759    6.92%      17,195       1,202    6.99%
Federal funds sold and
   securities purchased under
   agreement to resell                 3,415         59     1.73%      6,771        331    4.89%       5,924         376    6.35%
Loans, net of unearned
   income:2                          222,819     14,880     6.68%    205,991     15,301    7.43%     185,846      14,407    7.75%
Total interest-earning assets        691,795     40,792     5.90%    565,977     38,627    6.82%     499,370      36,064    7.22%
Non-interest earning assets:
Cash and due from banks               18,901                          17,293                          16,648
Bank owned life insurance             13,738                          11,598                               0
Other assets                          25,220                          26,784                          20,259
Allowance for possible
   loan losses                       (2,336)                         (1,865)                         (1,513)
Total non-interest
earning assets                                   55,523                          42,212                           35,394
Total assets                        $747,318                        $608,189                        $534,764

LIABILITIES & STOCKHOLDERS'
EQUITY
Interest-bearing liabilities:
Money market deposits                $96,788      1,798     1.86%    $78,878      2,042    2.59%     $75,904       2,491    3.28%
Savings deposits                     168,930      3,502     2.07%    118,209      3,438    2.91%      90,644       2,698    2.98%
Time deposits                        103,772      3,218     3.10%     98,710      4,529    4.59%     116,449       6,249    5.37%
Other interest-bearing
deposits                              65,096        703     1.08%     48,590        672    1.38%      45,568         806    1.77%
Short term borrowings
and FHLB advances                    137,013      4,738     3.46%    119,565      5,304    4.44%      75,998       3,939    5.18%
Trust Preferred Securities            10,000        563     5.63%        384         22    5.60%           0           0    0.00%
Total interest-bearing
liabilities                          581,599     14,522     2.50%    464,336     16,007    3.45%     404,563      16,183    4.00%
Non-interest-bearing liabilities:
Demand deposits                      110,896                          95,213                          88,858
Other non-interest bearing
   deposits                              603                             964                             466
Other liabilities                      5,962                           4,971                           3,614
Total non-interest bearing
    liabilities                      117,461                         101,148                          92,938
Stockholders' equity                  48,258                          42,705                          37,263
Total liabilities and
   stockholders' equity             $747,318                        $608,189                        $534,764
Net interest income
   (tax-equivalent basis)                       $26,270                         $22,620                          $19,881
Net interest spread                                         3.40%                          3.37%                            3.22%
Net interest income as percent of
   earning assets (margin)                                  3.80%                          4.00%                            3.98%
Tax-equivalent adjustment 3                       (323)                           (258)                            (409)
Net interest income                             $25,947                         $22,362                          $19,472

(1) Average balances for available-for-sale securities are based on amortized cost.
(2) Average balances for loans include loans on non-accrual status.
(3) The tax-equivalent adjustment was computed based on a statutory Federal income tax rate of 34 percent.


CENTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CONDITION
                                                                                DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                            2002         2001
ASSETS
Cash and due from banks (Note 3)                                                   $23,220      $29,668
Investment securities held to maturity (approximate market
value of $219,921 in 2002 and $205,604 in 2001)                                    214,902      205,237
Investment securities available-for-sale                                           322,717      212,037
Total investment securities (Note 4 and 7)                                         537,619      417,274
Loans, net of unearned income (Note 5 and 7)                                       229,051      211,236
Less--Allowance for loan losses (Note 5)                                             2,498        2,191
Net loans                                                                          226,553      209,045
Premises and equipment, net (Note 6)                                                12,976       11,685
Accrued interest receivable                                                          4,439        4,542
Bank owned separate account life insurance (Note 1)                                 14,143       13,382
Other assets (Note 9)                                                                2,395        1,916
Goodwill (Note 2)                                                                    2,091        2,091
Total assets                                                                      $823,436     $689,603

LIABILITIES
Deposits:
Non-interest bearing                                                              $116,984     $103,520
Interest bearing:
Certificates of deposit $100,000 and over                                           33,396       23,371
Savings and time deposits                                                          465,971      370,942
Total deposits                                                                     616,351      497,833
Federal funds purchased and securities sold under agreements to
repurchase (Note 7)                                                                 75,431       72,296
Federal Home Loan Bank advances (Note 7)                                            65,000       60,000
Corporation - obligated Mandatorily redeemable trust preferred securities of subsidiary trust holding solely junior subordinated debentures of the
Corporation (Note 11)                                                               10,000       10,000
Accounts payable and accrued liabilities (Notes 8 and 9)                             5,600        5,178
Total liabilities                                                                  772,382      645,307
Commitments and contingencies (Note 15)

STOCKHOLDERS' EQUITY (NOTES 10 AND 14)
Preferred Stock, no par value, Authorized 5,000,000 shares; none issued                  0            0
Common stock, no par value:
Authorized 20,000,000 shares; issued 4,749,557 and 4,732,625
shares in 2002 and 2001, respectively                                               18,984       14,677
Additional paid in capital                                                           4,562        4,180
Retained earnings                                                                   29,863       28,569
Treasury stock at cost (539,202 and 569,741 shares in 2002
and 2001, respectively)                                                            (4,254)      (4,115)
Restricted stock (Note 8)                                                            (285)        (135)
Accumulated other comprehensive income                                               2,184        1,120
Total stockholders' equity                                                          51,054       44,296
Total liabilities and stockholders' equity                                        $823,436     $689,603

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                             2002          2001         2000
Interest income:
Interest and fees on loans                                         $14,880       $15,301      $14,407
Interest and dividends on investment securities:
Taxable interest income                                             24,199        21,334       19,586
Non-taxable interest income                                            627           501          793
Dividends                                                              704           902          493
Interest on Federal funds sold and securities purchased
under
agreement to resell                                                     59           331          376
Total interest income                                               40,469        38,369       35,655
Interest expense:
Interest on certificates of deposit $100,000 and over                  472         1,465        3,482
Interest on other deposits                                           8,749         9,216        8,762
Interest on borrowings                                               5,301         5,326        3,939
Total interest expense                                              14,522        16,007       16,183
Net interest income                                                 25,947        22,362       19,472
Provision for loan losses (Note 5)                                     360           656          363
Net interest income after provision for loan losses                 25,587        21,706       19,109
Other income:
Service charges, commissions and fees                                1,600         1,560        1,301
Other income                                                         1,143           747          410
Gain (Loss) on securities sold (Note 4)                                592           181         (78)
Total other income                                                   3,335         2,488        1,633
Other expense:
Salaries and employee benefits (Note 8)                              9,452         7,807        6,800
Occupancy, net (Note 14)                                             1,644         1,509        1,340
Premises and equipment (Notes 6 and 14)                              1,600         1,486        1,453
Stationery and printing                                                583           468          432
Marketing and advertising                                              576           487          490
Other                                                                3,343         3,459        2,832
Total other expense                                                 17,198        15,216       13,347
Income before income tax expense                                    11,724         8,978        7,395
Income tax expense (Note 9)                                          3,721         2,967        2,390
Net income                                                          $8,003        $6,011       $5,005
Earnings per share:
Basic                                                                $1.91         $1.45        $1.20
Diluted                                                              $1.89         $1.44        $1.20
Weighted average common shares outstanding:
Basic                                                            4,196,741     4,136,782    4,161,366
Diluted                                                          4,230,482     4,171,258    4,183,241

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CENTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA)                     YEARS ENDED DECEMBER 31, 2002, 2001,  AND 2000

--------------------------------------------------------------------------------------------------------------------
                                                                                               CCUMULATED
                                COMMON                                                             OTHER
                                 STOCK            ADDITIONAL            TREASURY                               TOTAL
                                SHARES    COMMON    PAID IN     RETAINED  STOCK    RESTRICTED ACOMPREHENSIVE   STOCK
                           OUTSTANDING     STOCK    CAPITAL     EARNINGS              STOCK      INCOME     HOLDERS'
                                          AMOUNT                                                 (LOSS)      EQUITY
--------------------------------------------------------------------------------------------------------------------
 Balance December 31,1999   3,794,477     $10,760     $3,807    $25,568  $(1,674)      $(71)      $(1,877)  $36,513
--------------------------------------------------------------------------------------------------------------------
 YEAR 2000
 Cumulative effect of a
 change in
    accounting principle
    (net of tax of $2)                                                                                 5
 Cash dividend                                                  (2,265)                                     (2,265)
 Issuance of common stock      16,579         255                                                              255

 Exercise of stock                                       242                 131                                373
 options                       31,719
 Restricted stock award                                                                  15                     15
 Repurchase of common stock   (117,246)                                   (2,931)                           (2,931)
 Comprehensive income:
 Net income                                                      5,005                                       5,005
 Unrealized holding gains on
    securities arising during the
    period (net of tax of ($1,499))                                                                2,263
 Less reclassification adjustment
    for losses included in net
    income (net of tax benefit of $27)                                                               (51)
 Net unrealized holding gain on
    securities arising during the
    period (net of tax $1,474)                                                                     2,217     2,217
 Total comprehensive income                                                                                  7,222
                                                                                                             -----
--------------------------------------------------------------------------------------------------------------------
 Balance December 31, 2000  3,725,529    $11,015     $4,049    $28,308  $(4,474)      $(56)        $ 340   $39,182
--------------------------------------------------------------------------------------------------------------------
 YEAR 2001
 Cash dividend                                                  (2,338)                                     (2,338)
 Common stock dividend        187,311      3,407                (3,412)                                         (5)
 Issuance of common stock      13,732        255                                                               255
 Exercise of stock options     33,080                   131                 359                                490
 Restricted stock award         5,000                                                  (79)                    (79)
 Comprehensive income:
 Net income                                                      6,011                                       6,011
 Unrealized holding gains on
    securities arising during the
    period (net of taxes of $463)                                                                    899       899
 Less reclassification adjustment
    for gains included in net
    income (net of tax of $62)                                                                       119      (119)
 Net unrealized holding gain on
    securities arising during the
    period (net of tax of $401)                                                                      780       780
 Total comprehensive income                                                                                  6,791
                                                                                                             -----
--------------------------------------------------------------------------------------------------------------------
 Balance December 31, 2001  3,964,652    $14,677     $4,180    $28,569  $(4,115)     $(135)      $ 1,120   $44,296
--------------------------------------------------------------------------------------------------------------------
 YEAR 2002
 Cash dividend                                                  (2,747)                                     (2,747)
 Common stock dividend       199,592       3,970                (3,962)                                          8
 Issuance of common stock     16,374         337                                                               337
 Exercise of stock  options   44,737                                        212        312                     524
 Restricted stock  award      11,000                                        170         87          (150)      107
 Repurchase of common stock  (26,000)                                                 (538)                   (538)
 Comprehensive income:
 Net income                                                      8,003                                       8,003
 Unrealized holding gains on
  securities arising during the
  period (net of taxes of ($664))                                                                  1,456
 Less reclassification adjustment
  for losses included in net
  income (net of tax benefit of $200)                                                                392
 Net unrealized holding gain on
  securities arising during the
  period (net of tax of $464)                                                                      1,064     1,064
 Total comprehensive income                                                                                  9,067
--------------------------------------------------------------------------------------------------------------------
 Balance December 31, 2002  4,210,355    $18,984     $4,562    $29,863  $(4,254)     $(285)       $2,184   $51,054


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS       ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                2002              2001            2000
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $ 8,003               $ 6,011    $ 5,005
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                             1,494                 1,894      1,543
Provision for loan losses                                                   360                   656        363
Provision for deferred taxes                                               (46)                 (286)      (326)
(Gain) Loss on sale of investment securities available-for-sale           (592)                 (181)         78
Decrease (increase) in accrued interest receivable                          103                 1,297    (1,112)
(Increase) decrease in other assets                                     (1,199)                 (641)        935
Increase in other liabilities                                               427                 1,365        709
Proceeds from the sale of other real estate owned                             0                    45        175
Loss (gain) on sale of other real estate owned                                0                     4      (102)
Amortization of premium and accretion of discount on
investment securities, net                                                1,982                    84         39
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                10,532                10,248      7,307
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of investment securities                       213,314               119,742     22,127
available-for-sale
Proceeds from maturities of investment securities held to               149,286                98,670     15,371
maturity
(Purchase) redemption of FHLB stock                                       (600)                   310      4,803
Proceeds from sales of investment securities available-for-sale          44,338                27,660     26,357
Purchase of securities available-for-sale                             (369,846)             (204,607)   (62,542)
Purchase of securities held to maturity                               (157,363)             (127,905)   (30,343)
Net increase in loans                                                  (17,815)              (12,407)   (29,991)
Property and equipment expenditures, net                                (2,630)               (3,211)    (1,488)
Purchase of bank owned life insurance                                         0              (13,000)          0
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (141,316)             (114,748)   (55,706)
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                                                118,518                72,537     36,041
Net increase in borrowings                                                3,135                21,034     20,510
Increase in FHLB advances                                                 5,000                10,000          0
Dividends paid                                                          (2,747)               (2,338)    (2,265)
Proceeds from issuance of common stock                                      968                   661        643
Issuance of Mandatorily Redeemable Securities of Subsidiary Trust             0                10,000          0
Repurchase of common stock                                                (538)                     0    (2,931)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                               124,336               111,894     51,998
-----------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                    (6,448)                 7,394      3,599
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                           29,668                22,274     18,675
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $ 23,220              $ 29,668    $22,274
-----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
-----------------------------------------------------------------------------------------------------------------
Interest paid on deposits and short term borrowings                    $ 14,440              $ 16,005    $15,851
Income taxes                                                            $ 4,364               $ 2,750    $ 2,278
Transfer of investment securities held to maturity
to investment securities available-for-sale                                 $ 0                   $ 0    $25,358

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of Center Bancorp, Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly owned subsidiaries, Union Center National Bank (the
Bank) and Center Bancorp Statutory Trust I. All significant inter-company accounts and transactions have been eliminated from the accompanying consolidated financial statements.

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

INCOME TAXES

     The Corporation recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be settled.

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

     The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. The Corporation has defined its population of impaired loans to include, at a minimum, non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment.

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

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

STOCK BASED COMPENSATION

     At December 31, 2002 the Corporation has four stock-based employee compensation plans, which are described more fully in Note 8. The Corporation accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

     The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, accounting for Stock-Based Compensation, to our stock option plans.

                                                                            YEARS ENDED DECEMBER 31,

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                         2002           2001          2000
Net income, as reported                                                             $8,003         $6,011       $5,005
Add: compensation expense recognized for restricted stock
     award, net of related tax effect                                                 $179            $81          $10
Deduct: Total Stock-based employee compensation
     expense determined under fair value based method
     all awards, net of related tax effects                                            236            103           29
Pro forma net income                                                                $7,946         $5,989       $4,986
Earnings per share:
Basic - as reported                                                                  $1.91          $1.45        $1.20
Basic - pro forma                                                                    $1.89          $1.45        $1.20
Diluted - as reported                                                                $1.89          $1.44        $1.20
Diluted - pro forma                                                                  $1.88          $1.44        $1.19

EARNINGS PER SHARE

     All share and per share amounts have been restated to reflect the 5% common stock dividends distributed on June 1, 2002 and in 2001.

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

     Earnings per common share have been computed based on the following:

                                                                                YEARS ENDED DECEMBER 31,

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                2002        2001       2000
Net income                                                                                $8,003     $6,011     $5,005
Average number of common shares outstanding                                                4,197      4,137      4,161
Effect of dilutive options                                                                    29         26         18
Effect of restricted stock awards                                                              4          8          4


Average number of common shares outstanding used to
calculate diluted earnings per common share                                                4,230      4,171      4,183
Net income per share
Basic                                                                                      $1.91      $1.45     $ 1.20
Diluted                                                                                    $1.89      $1.44     $ 1.20

TREASURY STOCK

     As of December 31, 2002 the Corporation has purchased 26,000 common shares at an average cost per share of $20.68 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 120,750 shares of the Corporation's outstanding common stock.

     Treasury stock is recorded using the cost method and accordingly is presented as a reduction of stockholders' equity. In addition to the common shares purchased under the Corporation's buyback program, on July 24, 2000, the Corporation purchased an aggregate of 117,246 shares of it common stock, in a negotiated private transaction, at a total purchase price of $2,931,150. The repurchased shares were recorded as Treasury Stock, which resulted in a decrease to stockholders' equity.

COMPREHENSIVE INCOME

     Total comprehensive income includes all changes in equity during a period from transactions and other events and circumstances from non-owner sources. The Bank's other comprehensive income is comprised of unrealized holding gains and losses on securities available-for-sale. Disclosure of comprehensive income for the years ended 2002, 2001, and 2000 is presented in the Consolidated Statements of Changes in Stockholders' Equity.

BANKED OWNED LIFE INSURANCE

     During 2001, the Corporation invested $13.0 million in Bank Owned Life Insurance ("BOLI") to help offset the rising cost of employee benefits. The change in the cash surrender value of the BOLI was recorded as a component of the other income and amounted to $382,000 in 2001 and $761,000 in 2002.

RECLASSIFICATIONS

     Certain reclassifications have been made in the consolidated financial statements for 2001 and 2000 to conform to the classifications presented in 2002.

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS

SFAS NO. 141

     In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after December 31, 2001 as well as all purchase method business combinations completed after December 31, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Corporation had no business combinations subsequent to December 31, 2001, and therefore the implementation of this Statement 141 did not have an impact on the Corporation.

SFAS NO. 142

     Upon adoption of Statement 142, the Corporation was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination. In addition, the Corporation was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. To the extent an intangible asset was identified as having an indefinite useful life, the Corporation was required to test the tangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss would be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS CONTINUED



     In connection with the transitional goodwill impairment evaluation, Statement 142 required the Corporation to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. The Corporation then had up to year from the date of adoption to determine the fair value of goodwill and compare it to the carrying amount. To the extent that the goodwill-carrying amount exceeds its fair value, an indication exits that the goodwill may be impaired and the Corporation must perform the second step of the transitional impairment test. In the second step, the Corporation must compare the implied fair value of the goodwill, determined by allocating the fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss would be recognized as the cumulative effect of a change in accounting principle in the Corporation's statement of earnings.

     As of December 31, 2001, the Corporation had $2.1 million in unamortized goodwill with annual amortization of $323,000, which ceased upon the adoption of SFAS No. 142, "Goodwill and Intangible Assets". The Corporation adopted SFAS No. 142 on January 1, 2002. Accordingly, the December 31, 2002 Financial Statements do not include amortization of goodwill. For the year ended December 31, 2001, amortization of goodwill totaled $323,000. If SFAS No. 142 had been adopted on January 1, 2000, net income for the years ended December 31, 2000 and 2001 would have increased $323,000 respectively. Accordingly, basic and diluted earnings per share would have increased $.08 for the years ended December 31, 2000 and 2001.

SFAS NO. 144

     On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 as of January 1, 2001, did not have a significant impact on the Corporation's consolidated financial statements.

SFAS NO. 145

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64 Amendment of FASB Statement No. 13, and Technical Corrections. The Statement was issued to eliminate an inconsistency in the required accounting for sale-leaseback transactions and certain lease modifications that were similar to sale-leaseback transactions and to rescind FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers as well as amending other existing authoritative pronouncements to make various technical corrections.

     NOTE 9: INCOME TAXES continued SFAS No. 145 also rescinds SFAS No. 4 Reporting Gains and Losses from Extinguishments of Debt and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking Fund Requirements. Under SFAS No. 4, as amended by SFAS No. 64, gains and losses from the extinguishment of debt were required to be classified as an extraordinary item, if material. Under SFAS No. 145, gains or losses from the extinguishment of debt are to be classified as a component of operating income, rather than an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 16, 2002, with early adoption of the provisions related to the rescission of SFAS No. 4 encouraged. Upon adoption, companies must reclassify prior period amounts previously classified as an extraordinary item. Management does not anticipate that the initial adoption of SFAS 145 will have a significant impact on the Corporation's consolidated financial statements.

SFAS NO. 146

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize cost associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS NO. 147

     In October, 2002, the FASB issued Statement No. 147, Acquisitions of Certain Financial Institutions- an amendment to FASB Statements No. 72 and 144 and FASB Interpretation No. 9. This Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. The provisions of Statement No. 147 that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.

     Statement No. 147 clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination; otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of Statement No. 147 were effective October 1, 2002. This Statement did not have any impact on the Corporation's consolidated financial statements.

SFAS NO. 148

     In December 2002, The Financial Accounting Standards Board (FASB) released Statement No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure." This statement amends FASB Statement No 123, "Accounting for Stock Based Compensation" and provides alternative methods of transition for companies that choose to change to the fair value method of accounting for stock options.

     Statement No. 148 also amends the disclosure requirements for stock-based compensation of FASB Statement 123, regardless of the method of accounting chosen. Under the new standard companies must disclose certain types of information, about stock-based employee compensation prominently in both the annual and interim financial statements.

     The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal periods ending after December 15, 2002, with earlier application permitted under certain circumstances. The Corporation adopted the expanded disclosure requirements under Statement No.148 effective December 31,2002.

NOTE 3: CASH AND DUE FROM BANKS

     The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $563,000 and $66,000 at December 31, 2002 and 2001, respectively.

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 4: INVESTMENT SECURITIES

     The following tables present information related to the Corporation's portfolio of securities held to maturity and available-for-sale at December 31, 2002 and 2001.

                                                                            DECEMBER        31, 2002
                                                                               GROSS           GROSS     ESTIMATED
                                                         AMORTIZED        UNREALIZED      UNREALIZED          FAIR
(DOLLARS IN THOUSANDS                                         COST             GAINS          LOSSES         VALUE
-------------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations     $125,906       $1,862            $168            $127,600
Obligations of U.S. States and political           28,696         850               58              29,488
subdivisions
Other securities                                   60,300         2,779             246             62,833
-------------------------------------------------------------------------------------------------------------------
                                                   $214,902       $5,491            $472            $219,921
                                                                                                    --------

                                                                            DECEMBER        31, 2002
                                                                               GROSS           GROSS     ESTIMATED
(DOLLARS IN THOUSANDS                                    AMORTIZED        UNREALIZED      UNREALIZED          FAIR
SECURITIES AVAILABLE-FOR-SALE:                                COST             GAINS          LOSSES         VALUE
U.S. government and federal agency obligations            $193,118            $1,320            $318      $194,120
Obligations of U.S. states and political                     7,339               440               0         7,779
subdivisions
Other securities                                            58,383             2,173             306        60,250
FHLB Stock and other equity securities                      60,568                 0               0        60,568
-------------------------------------------------------------------------------------------------------------------
                                                          $319,408            $3,933            $624      $322,717


                                                                            DECEMBER        31, 2001
                                                                               GROSS           GROSS     ESTIMATED
(DOLLARS IN THOUSANDS                                    AMORTIZED        UNREALIZED      UNREALIZED          FAIR
SECURITIES HELD TO MATURITY:                                  COST             GAINS          LOSSES         VALUE
U.S. government and federal agency obligations            $129,575             $ 984          $1,573      $128,986
Obligations of U.S. States and political                    25,509               397             166        25,740
subdivisions
Other securities                                            50,153               986             261        50,878
-------------------------------------------------------------------------------------------------------------------
                                                          $205,237            $2,367          $2,000      $205,604

                                                                            DECEMBER        31, 2001
                                                                               GROSS           GROSS     ESTIMATED
(DOLLARS IN THOUSANDS                                    AMORTIZED        UNREALIZED      UNREALIZED          FAIR
SECURITIES AVAILABLE-FOR-SALE:                                COST             GAINS          LOSSES         VALUE
U.S. government and federal agency obligations            $141,931             $ 909            $670      $142,170
Obligations of U.S. states and political                    10,080               188               4        10,264
subdivisions
Other securities                                            52,684             1,533             103        54,114
FHLB Stock and other equity securities                       5,489                 0               0         5,489
-------------------------------------------------------------------------------------------------------------------
                                                          $210,184            $2,630            $777      $212,037

     The following table presents information for investments in securities held to maturity and securities available-for-sales at December 31, 2002, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due. Equity securities held in the available for sale portfolio are included in the due in one year or less category in the table below.



                                          HELD TO MATURITY                 AVAILABLE-FOR-SALE
                                                              ESTIMATED                     ESTIMATED
                                               AMORTIZED           FAIR      AMORTIZED           FAIR
(DOLLARS IN THOUSANDS)                              COST          VALUE           COST          VALUE
Due in one year or less                          $ 6,805        $ 6,905        $69,584        $69,703
Due after one year through five years             22,321         23,345         39,586         40,816
Due after five years through ten years            36,163         37,382         32,706         33,446
Due after ten years                              149,613        152,289        177,532        178,752
Total                                           $214,902       $219,921       $319,408       $322,717

     During 2002, securities sold from the Corporation's available-for-sale portfolio amounted to approximately $44.3 million. The gross realized losses on securities sold amounted to $536,615, while the gross realized gains amounted to $1,129,052 in 2002. Securities sold from the Corporation's available-for-sale portfolio during 2001 amounted to $27.7 million with a gross realized gain of $319,541 and a gross realized losses of $138,741. Securities sold from the Corporation's available-for-sales portfolio during 2000 amounted to $26.4 million with a gross realized loss of $111,989 (and a gross realized gain of $33,143). These securities were sold in the ordinary course of business.


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


     Investment securities having a carrying value of approximately $158.2 million and $149.4 million at December 31, 2002 and 2001, respectively, were pledged to secure public deposits, short-term borrowings, FHLB advances and for other purposes required or permitted by law.


NOTE 5:  LOANS AND THE ALLOWANCE FOR LOAN LOSSES

     The following table sets forth the composition of the Corporation's loan portfolio at December 31, 2002 and 2001, respectively:

(DOLLARS IN THOUSANDS)                                                          2002           2001
Real estate--residential mortgage                                                   $119,674       $116,335
Real estate--commercial                                                               73,723         52,805
Commercial and industrial                                                             30,758         36,917
Installment                                                                            4,707          4,808
All other                                                                                189            371
Total                                                                               $229,051       $211,236

     At December 31, 2002 and 2001 loans to officers and directors aggregated approximately $3,868,000 and $3,477,000 respectively. During the year ended December 31, 2002, the Corporation made new loans to officers and directors in the amount of $2,225,000; payments by such persons during 2002 aggregated $1,834,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 5:  LOANS AND THE ALLOWANCE FOR LOAN LOSSES CONTINUED


     A summary of the activity in the allowance for loan losses is as follows:

(DOLLARS IN THOUSANDS)                                    2002      2001      2000
Balance at the beginning of year                            $2,191    $1,655   $1,423

Provision for loan losses                                      360       656      363

Loans charged-off                                            (117)     (127)    (135)

Recoveries on loans previously charged-off                      64         7        4

Balance at the end of year                                  $2,498    $2,191   $1,655

     Total non-performing assets are comprised of the outstanding balances of accruing loans, which are 90 days, or more past due as to principal or interest payments, non-accrual loans and other real estate owned. Total non-performing assets at December 31, 2002, 2001 and 2000 were as follows:


(DOLLARS IN THOUSANDS)                                    2002     2001       2000
Loans past due in excess of 90 days and still accruing        $ 0        $ 8     $ 2

Non-accrual loans                                             229        109     246

Other real estate owned                                         0          0      49

Total non-performing assets                                  $229       $117    $297

     The amount of interest income that would have been recorded on non-accrual loans in 2002, 2001 and 2000 had payments remained in accordance with the original contractual terms approximated $11,000, $1,000 and $19,000 respectively, while no interest income was received on these types of assets in 2002, 2001 and 2000.


     At December 31, 2002, total impaired loans were approximately $175,000 compared to $1,859,000 at December 31, 2001 and $1,464,000 at December 31, 2000.
The reserves allocated to such loans in 2002, 2001 and 2000 were $1,000, $279,000 and $146,000. Although classified as substandard at December 31, 2002, the impaired loans were current with respect to principal and interest payments. The Corporation's total average impaired loans were $1,835,000 during 2002, $1,897,000 during 2001 and $1,484,000 during 2000. Interest income on impaired loans totaled $156,000 in 2002, $161,000 in 2001 and $138,000 in 2000.


     At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.


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


NOTE 6: BANK PREMISES AND EQUIPMENT


     Bank premise and equipment are summarized as follows:


(DOLLARS IN THOUSANDS)                                                                     2002         2001

Land                                                                                        $2,403        $2,403

Buildings                                                                                    8,394         7,151

Furniture, fixtures and equipment                                                           11,914        10,754

Leasehold improvements                                                                       1,457         1,457

Subtotal                                                                                    24,168        21,765

Less accumulated depreciation and amortization                                              11,192        10,080

Total                                                                                      $12,976       $11,685

     Depreciation expense for the three years ended December 31, 2002 amounted to $1,338,530 in Center Bancorp, Inc. Notes to consolidated financial statements continued 2002, $1,276,465 in 2001 and $1,220,560 in 2000, respectively.

NOTE 7: FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS


     At December 31, 2002 and 2001, advances from the Federal Home Loan Bank of New York (FHLB) amounted to $65,000,000 and $60,000,000, respectively. The FHLB advances had a weighted average interest rate of 5.32 percent and 5.48 percent at December 31, 2002 and December 31, 2001, respectively. These advances are secured by pledges of FHLB stock, 1-4 family residential mortgages and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of the FHLB and at December 31, 2002, and 2001 are contractually scheduled for repayment as follows:


(DOLLARS IN THOUSANDS)                                                                       2002        2001

2010                                                                                          $50,000    $50,000

2011                                                                                           10,000     10,000

2012                                                                                            5,000          0

Total                                                                                         $65,000    $60,000

     Other borrowings consisting of securities sold under agreements to repurchase had average balances of $72,909,000, $59,425,000, and $35,205,000, for the years ended December 31, 2002, 2001 and 2000, respectively. The maximum amount outstanding at any month end during 2002, 2001 and 2000, respectively, was $85,110,000, $90,079,000 and $51,262,000. The average interest rate paid on securities sold under agreements to repurchase were 1.63%, 3.30%, and 4.46% for the years ended December 31, 2002, 2001 and 2000, respectively.


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

     In 1999, the Corporation adopted a Director's Retirement Plan, which is designed to provide retirement benefits for members of the Board of Directors. The expense associated with the plan amounted to $63,000 in 2002 and $70,200 for 2001 and 2000, respectively, and is included in non-interest expense.


     The following table sets forth changes in projected benefit obligation, changes in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 2002 and 2001.


CHANGE IN BENEFIT OBLIGATION (DOLLARS IN THOUSANDS)                           2002            2001

Projected benefit obligation at beginning of year                                $ 6,348        $ 5,324

Service cost                                                                         476            373

Interest cost                                                                        450            414

Actuarial loss (gain)                                                                634            511

Benefits paid                                                                      (248)          (274)

Projected benefit obligation at end of year                                      $ 7,660        $ 6,348

Change in Plan Assets

Fair value of plan assets at beginning year                                      $ 4,477        $ 4,523

Actual return on plan assets                                                       (443)          (168)

Employer contributions                                                               607            396

Benefits paid                                                                      (248)          (274)

Fair value of plan assets at end of year                                         $ 4,393        $ 4,477

Funded status                                                                   $(3,267)       $(1,871)

Unrecognized net asset                                                                 0            (3)

Unrecognized prior service cost                                                       81             96

Unrecognized net actuarial loss                                                    1,793            368

Accrued benefit cost                                                            $(1,393)       $(1,410)

CENTER BANCORP, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


NOTE 8: PENSION AND BENEFITS CONTINUED


The net periodic pension cost for 2002, 2001 and 2000 includes the following components.


(DOLLARS IN THOUSANDS)                                                       2002        2001         2000

Service cost                                                                    $467         $373         $382

Interest cost                                                                    450          414          385

Expected return on plan assets                                                 (383)        (377)        (376)

Net amortization and deferral                                                     46         (18)          (6)

Net periodic pension expense                                                    $589         $392         $385

     The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.


                                                                             2002        2001         2000

Discount rate                                                                  6.75%        7.25%        8.00%

Rate of compensation increase                                                  5.25%        5.75%        7.00%

Expected long-term rate of return on plan assets                               8.00%        8.00%        8.00%

401K BENEFIT PLAN


     The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. For 2002, 2001, and 2000, employer contributions amounted to $103,000, $92,000 and $82,000, respectively.


STOCK OPTION PLANS


     The Corporation's Stock Option Plans permit Center Bancorp, Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiary. The options granted under the plans are intended to be either Incentive Stock Options or Non-qualified Options. Under the 1999 Employee Stock Incentive Plan, an aggregate of shares are authorized for issuance. Such shares may be treasury shares, newly issued shares or a combination thereof. This Plan also authorizes the grant of restricted stock awards.


     Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant.


     Change in options outstanding during the past three years were as follows:

                                                                                                   EXERCISE PRICE RANGE

STOCK OPTION PLAN                                                                 SHARES                 PER SHARE
Outstanding, December 31, 1999,

   (158,066 shares exercisable)                                                        211,163              $9.96 to $14.06

Granted during 2000                                                                          0

Exercised during 2000                                                                 (34,968)                       $10.70

Expired or canceled during 2000                                                        (4,622)                       $14.06

Outstanding, December 31, 2000,

   (139,514 shares exercisable)                                                        171,573              $9.96 to $14.06

Granted during 2001                                                                     34,458                       $17.86

Exercised during 2001                                                                 (35,806)                       $10.70

Expired or canceled during 2001                                                          (747)                       $14.06

Outstanding, December 31, 2001,

   (114,008 shares exercisable)                                                        169,478              $9.96 to $17.86

Granted during 2002                                                                     14,000                       $20.76

Exercised during 2002                                                                 (45,536)              $9.96 to $14.08

Expired or canceled during 2002                                                          (808)                       $14.06

Outstanding, December 31, 2002

   (89,851 shares exercisable)                                                         137,134              $9.96 to $20.76

FAIR VALUE OF STOCK OPTIONS GRANTS


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the grants of options in 2002 and 2001. There were no options issued in 2000.


     The following weighted average assumptions were used to determine the fair value of the options granted in 2002:

          o    Dividend yield of 2.73%

          o    Expected volatility of 30.6%

          o Risk-free interest rate of 4.34% based upon equivalent-term Treasury Rates

          o Expected options lives of 6 years, which were contractual lives at the date of grant


     The following weighted average assumptions were used to determine the fair value of the options

          o    granted in 2001:

          o    Dividend yield of 4.00%

          o    Expected volatility of 30.6%

          o Risk-free interest rate of 4.28% based upon equivalent-term Treasury Rates

          o Expected options lives of 10 years, which were contractual lives at the date of grant


     The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 2002, 2001 and 2000.


                                        2002                    2001                       2000



                                              WEIGHTED                   WEIGHTED                    WEIGHTED
                                   OPTIONS     AVERAGE     OPTIONS        AVERAGE       OPTIONS      AVERAGE
                                   GRANTED   FAIR VALUE    GRANTED      FAIR VALUE      GRANTED     FAIR VALUE
Incentive stock options                   0        $0.00           0            $0.00          0           $0.00

Non-qualifying stock options         14,000        $5.76           0            $0.00          0           $0.00

Director's plan                           0        $0.00      34,459            $4.18          0           $0.00

Total                                14,000        $5.76      34,459            $4.18          0           $0.00

RESTRICTED STOCK


     Restricted stock may be awarded to key employees providing for the immediate award of the Corporation's common stock subject to certain vesting and other restrictions. During 2002, 11,000 shares were awarded and issued from Treasury shares. During 2001, 5,000 shares were awarded and issued from Treasury shares. There were no awards of restricted stock in 2000. The amount of compensation costs related to restricted stock awards included in salary expense was approximately $257,000 in 2002 and $107,500 in 2001 and $15,000 in 2000. As
of December 31, 2002, 8,258 shares of the restricted stock awards were vested.


NOTE 9: INCOME TAXES


     The current and deferred amounts of income tax expense for the years ended December 31, 2002, 2001 and 2000, respectively, are as follows:


(DOLLARS IN THOUSANDS)                        002       2001          2000

CURRENT:

Federal                                       $3,487     $3,129          $2,620

State                                            280        124              96

                                               3,767      3,253           2,716

DEFERRED:

Federal                                          (7)      (249)           (247)

State                                           (39)       (37)            (79)

                                                (46)      (286)           (326)

Income tax expense                            $3,721     $2,967          $2,390

CENTER BANCORP, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


NOTE 9: INCOME TAXES


     The amount of income tax included in the comprehensive income was $1,125,000, $733,000 and $226,000, for the years ended December 31, 2002, 2001 and 2000, respectively.


     Reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:


(DOLLARS IN THOUSANDS)                                                                  2002         2001        2000

Income before income tax expense                                                         $11,724       $8,978     $7,395

Federal statutory rate                                                                       34%          34%        34%

Compute "expected" Federal income tax expense                                              3,986        3,053      2,514

State tax net of Federal tax benefit                                                         180           57         63

Decrease in valuation allowance                                                                0            0       (54)

Bank owned life insurance                                                                  (259)        (130)          0

Tax-exempt interest and dividends                                                          (222)        (177)      (270)

Goodwill                                                                                       0          110        110

Other, net                                                                                    36           54         27

Income tax expense                                                                       $ 3,721       $2,967     $2,390

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 2002 and 2001 are presented below:


(DOLLARS IN THOUSANDS)                                                                            2002         2001

Deferred tax assets:

Allowance for loan losses                                                                               $ 703      $ 616

Pension expense                                                                                           783        895

Organization cost                                                                                          37         52

Total gross deferred tax asset                                                                         $1,523     $1,563

Deferred tax liabilities:

Depreciation                                                                                            $ 264      $ 239

Market discount accretion                                                                                  47        135

Deferred fee expense-mortgages                                                                            241        258

Unrealized gains on securities available-for-sale                                                       1,125        733

Other                                                                                                       5         11

Total gross deferred tax liabilities                                                                    1,682      1,376

Net deferred tax (liability) asset                                                                     $(159)      $ 187


     Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carry-backs on a Federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 2002 and 2001, respectively.


NOTE 10: REGULATORY CAPITAL REQUIREMENTS


     FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2002, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.00%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.00% and 8.00%, respectively.


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


     As of December 31, 2002, management believes that the Bank meets all capital adequacy requirements to which it is subject and is a well-capitalized institution under the prompt corrective action regulations.


     The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:

                                                                              FDIC REQUIREMENTS
                                           UNION CENTER NATIONAL      MINIMUM CAPITAL       FOR CLASSIFICATION
                                               BANK ACTUALS              ADEQUACY           AS WELL CAPITALIZED
DOLLARS IN THOUSANDS)                            AMOUNT      RATIO     AMOUNT      RATIO      AMOUNT        RATIO
DECEMBER 31, 2002
Leverage (Tier 1) capital                        $52,749     6.78%     $31,136     4.00%      $38,920       5.00%
RISK-BASED CAPITAL:
Tier 1                                           52,749      11.34%    18,608      4.00%      27,912        37,216
Total                                            55,247      11.88%    37,216      8.00%      46,251        10.00%
DECEMBER 31, 2001
Leverage (Tier 1) capital                        $46,949     7.15%     $26,319     4.00%      5.00%         $32,794
RISK-BASED CAPITAL:
Tier 1                                           46,949      11.34%    16,5674.    4.00%      24,851        6.00%
Total                                            49,140      11.86%    33,135      8.00%      41,418        10.00%
CAPITAL RATIOS FOR CENTER BANCORP, INC.

                                                                  MINIMUM                       AS OF      STATUTORY
                                            AS OF DECEMBER 31,   REQUIRED         WELL  DECEMBER 31,          MINIMUM
(DOLLARS IN THOUSANDS)                  2001            2000      AMOUNT   CAPITALIZED           2002         CAPITAL

Tier 1 Leverage                      7.29%         7.77%         4.00%        5.00%          $56,773      $31,146
Tier 1 Based Capital                 12.20%        12.37%        4.00%        6.00%          $56,773      $18,618
Total Based Capital                  12.73%        13.13%        8.00%        10.00%         $59,271      $37,236

CENTER BANCORP, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


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


     The following table summarizes the mandatorily redeemable trust preferred securities of the Corporation's subsidiary trust at December 31, 2002.


                                                                                                   REDEEMABLE BY

ISSUANCE DATE       SECURITIES ISSUED    LIQUIDATION VALUE      COUPON RATE      MATURITY          ISSUER BEGINNING

12/18/01            $10,000,000          $1,000 per Capital     Floating         12/18/2031        12/18/2006

                                Security 3-month

                                                                LIBOR + 360

                                                                Basis Points

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS


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


     The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, if equal to the amount payable on demand as of December 31, 2002 and 2001. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.


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


     The estimated fair value of the Corporation's financial instruments is as follows:





                                                                  DECEMBER 31


                                                            2002                      2001


                                                   CARRYING         FAIR        CARRYING      FAIR

(DOLLARS IN THOUSANDS)                              AMOUNT         VALUE         AMOUNT       VALUE

FINANCIAL ASSETS:

Cash and cash equivalents                             $23,220         $23,220     $29,668      $29,668

Investments Available-for-Sale                        322,717         322,717     212,037      212,037

Investments Held to Maturity                          214,902         219,921     205,237      205,604

Net loans                                             226,553         232,442     209,045      209,620

FINANCIAL LIABILITIES:

Non-interest bearing deposits                         116,984         116,984     103,520      103,520

Interest-bearing deposits                             499,367         502,171     394,313      395,104

Federal funds purchased, securities sold under

  agreement to repurchase and FHLB advances           140,431         149,525    $132,296     $133,217

Securities of Subsidiary Trust                    $  10,000    $  10,000       $  10,000   $  10,000

NOTE 13: PARENT CORPORATION ONLY FINANCIAL STATEMENTS


     Center Bancorp, Inc. operates its wholly owned subsidiaries, Union Center National Bank and Center Bancorp Statutory Trust I. The earnings of those subsidiaries are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiaries and dividends paid reduce the investment in the subsidiaries. The ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see Note 14).

     Condensed financial statements of the Parent Corporation only are as follows:


CONDENSED STATEMENTS OF CONDITION


                                                                     AT DECEMBER 31,


(DOLLARS IN THOUSANDS)                                            2002                    2001

ASSETS

Cash and cash equivalents                                           $3,881                  $4,193

Investment in subsidiary                                            57,025                  50,163

Other investments                                                      310                     310

Other assets                                                           970                     900

Total assets                                                       $62,186                 $55,566

LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                                    $ 822                   $ 960

Subordinated debentures                                             10,310                  10,310

Stockholders' equity                                                51,054                  44,296

Total liabilities and stockholders' equity                         $62,186                 $55,566

CONDENSED STATEMENTS OF INCOME

                                                               FOR YEARS ENDED DECEMBER 31,

(DOLLARS IN THOUSANDS)                                            2002        2001        2000

Income

Dividend income from subsidiary                                     $2,827     $1,937       $4,658

Management fees                                                         96         32           32

Total Income                                                         2,923      1,969        4,690

Expenses                                                             (718)      (285)        (164)

Net income before equity in earnings of subsidiary                   2,205      1,684        4,526

Undistributed equity in earnings of subsidiary                       5,798      4,327          479

Net Income                                                          $8,003     $6,011       $5,005



CONDENSED STATEMENTS OF CASH FLOWS

                                                                   FOR YEARS ENDED DECEMBER 31

(DOLLARS IN THOUSANDS)                                            2002        2001        2000

Operating Activities:

Net income                                                          $8,003     $6,011       $5,005

Adjustments to reconcile net income to net cash

provided by operating activities:

Undistributed equity in earnings of subsidiary                     (5,798)    (4,327)        (479)

Other, net                                                            (93)       (26)           13

      Net cash provided by operating activities                      2,112      1,658        4,539

Investing Activities:

Investments in subsidiaries                                              0    (6,000)            0

     Net cash used in investing activities                               0    (6,000)            0

Financing Activities:

Cash dividends                                                     (2,747)    (2,338)      (2,265)

Proceeds from exercise of stock options                                524        490          388

Proceeds from issuance of common stock                                 337        255          255

Proceeds from issuance of subordinated debentures                        0     10,000            0

Purchase of Treasury Stock                                           (538)          0      (2,931)

     Net cash (used in) provided by financing activities           (2,424)      8,407      (4,553)

(Decrease) increase in cash and cash equivalents                     (312)      4,065         (16)

Cash and cash equivalents at beginning of year                       4,193        128          144

Cash and cash equivalents at the end of year                        $3,881     $4,193        $ 128

NOTE 14: DIVIDENDS AND OTHER RESTRICTIONS


     Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the Bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the capital of the Bank. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with the retained profits for the two preceding years. At December 31, 2002, $13.3 million was available for the payment of dividends.


NOTE 15: COMMITMENTS, CONTINGENCIES


AND CONCENTRATIONS OF CREDIT RISK


     In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $57,031,000, ($49,231,000 subject to variable rate indices and $7,800,000 fixed rate commitments) as of December 31, 2002. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $14,716,000 and $13,473,000 as of December 31, 2002 and 2001, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Corporation controls credit risk of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit-related terms and conditions from the customer. In the opinion of management, the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.


     A substantial portion of the Bank's loans is one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectability of a substantial portion of the loan portfolio of the Bank is susceptible to changes in the real estate market.


     Other expenses include rentals for premises and equipment of $390,519 in 2002, $371,493 in 2001 and $357,645 in 2000. At December 31, 2002, Center
Bancorp, Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 2003 through 2007 are $410,570, $435,906, $456,111, $477,833 and $502,586 respectively. Minimum rentals due 2008 and after are $547,521.


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

     CENTER BANCORP, INC.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


     NOTE 16: QUARTERLY FINANCIAL INFORMATION


     CENTER BANCORP, INC., (UNAUDITED)


                                                                                2002


(DOLLARS IN THOUSANDS,

EXCEPT PER SHARE DATA)                               4TH QUARTER     3RD QUARTER      2ND QUARTER      1ST QUARTER

Total interest income                                        $9,565          $10,242          $10,284       $10,378

Total interest expense                                        3,450            3,784            3,611         3,677

Net interest income                                           6,115            6,458            6,673         6,701

Provision for loan losses                                        90               90               90            90

Other income                                                    864              919              737           815

Other expense                                                 4,341            4,185            4,217         4,455

Income before income taxes                                    2,548            3,102            3,103         2,971

Net income                                                    1,777            2,104            2,087         2,035

Earnings per share:

Basic                                                         $0.42           $ 0.50           $ 0.50        $ 0.49

Diluted                                                       $0.42           $ 0.50           $ 0.49        $ 0.48

Weighted average common shares outstanding:

Basic                                                     4,203,091        4,212,865        4,197,843     4,173,165

Diluted                                                   4,238,624        4,244,384        4,231,190     4,207,730

                                                                                   2001

(DOLLARS IN THOUSANDS,

EXCEPT PER SHARE DATA)                                  4TH QUARTER      3RD QUARTER      2ND QUARTER   1ST QUARTER

Total interest income                                        $9,692           $9,438          $ 9,602        $9,637

Total interest expense                                        3,575            3,830            4,214         4,388

Net interest income                                           6,117            5,608            5,388         5,249

Provision for loan losses                                       142              256              183            75

Other income                                                    646              629              689           524

Other expense                                                 4,092            3,761            3,711         3,652

Income before income taxes                                    2,529            2,220            2,183         2,046

Net income                                                    1,761            1,495            1,400         1,355

Earnings per share:

Basic                                                         $0.42           $ 0.36           $ 0.34        $ 0.33

Diluted                                                       $0.42           $ 0.36           $ 0.34        $ 0.33

Weighted average common shares outstanding:

Basic                                                     4,154,735        4,141,860        4,133,691     4,116,837

Diluted                                                   4,191,600        4,179,733        4,167,571     4,150,446


KPMG

                New Jersey
                Headquarters 150
                John F. Kennedy
                Parkway Short Hills,
                NJ 07078









                          INDEPENDENT AUDITORS' REPORT





     The Board of Directors and Stockholders Center Bancorp, Inc.:



     We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


     As disclosed in Note 2 of the Notes to the Consolidated Financial Statements, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.





                                                                       KPMG LLP





     Short Hills, New Jersey

     January 23, 2003

CENTER BANCORP, INC.





CORPORATE HEADQUARTERS


Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083
1-800-862-3683
www.centerbancorp.com
www.ucnb.com


ANNUAL SHAREHOLDERS' MEETING
The annual shareholders' meeting of Center Bancorp, Inc. will be held at 10:00 A.M. on Tuesday, April 15, 2003 at Suburban Golf Club,
1730 Morris Avenue, Union, New Jersey.


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


FINANCIAL INFORMATION AND FORM 10K
Persons may obtain a copy, free of charge, of the Center Bancorp, Inc.
2002 Annual Report and Form 10K (excluding exhibits) as filed with the Securities and Exchange Commission. Investors, Security Analysts and others desiring financial information or a copy of such report should contact:


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


     REGISTRAR AND TRANSFER AGENT
     Registrar and Transfer Company
     10 Commerce Drive
     Cranford, New Jersey 07016

LOCATIONS

UNION                                        MADISON
MAIN OFFICE                                  MADISON BANKING CENTER
2455 Morris Avenue                           300 Main Street
Union, NJ 07083                              Madison, NJ 07940
(908) 688-9500                               Lobby, Drive-Up and ATM
Lobby, Drive-Up and ATM
                                             MORRISTOWN
CENTER OFFICE                                MORRISTOWN BANKING CENTER
2003 Morris Avenue                           84 South Street
Union, NJ 07083                              Morristown, NJ 07960
Lobby and ATM                                Lobby and ATM

STOWE STREET                                 TOWN HALL BANKING CENTER
2022 Stowe Street                            214 South Street
Union, NJ 07083                              Morristown, NJ 07960
Drive-Up, Walk-Up and ATM                    Lobby, Drive-Up and ATM

FIVE POINTS                                  SPRINGFIELD
                                             SPRINGFIELD BANKING CENTER
356 Chestnut Street
Union, NJ 07083                              783 Mountain Avenue
Lobby, Drive-Up and ATM                      Springfield, NJ 07081
                                             Lobby, Drive-Up and ATM
CAREER CENTER
                                             SUMMIT
Union High School
                                             SUMMIT BANKING CENTER
North Third Street
Union, NJ 07083                              392 Springfield Avenue
Lobby                                        Summit, NJ 07901
                                             Lobby and ATM
AUTO BANKING CENTER
Bonnel Court                                 VAUXHALL/MILLBURN
                                             MILLBURN MALL BANKING CENTER
Union, NJ 07083
Drive-Up, Walk-Up and ATM                    2933 Vauxhall Road
                                             Vauxhall, NJ 07088
UNION HOSPITAL                               Lobby and ATM
1000 Galloping Hill Road
Union, NJ 07083
ATM

BERKELEY HEIGHTS
BERKELEY HEIGHTS BANKING CENTER
512 Springfield Avenue
Berkeley Heights, NJ 07922
Lobby, Drive-Up and ATM

                              CENTER BANCORP, INC.

                       2455 Morris Avenue, Union, NJ 07083