Form 10-K, Exhibit 13
period 2003-12-31
CENTER BANCORP INC
filed 2004-03-15
CIK 712771

Exhibit 13.1

FINANCIAL HIGHLIGHTS

                                               FOR THE YEARS ENDED  DECEMBER 31,

                                                                                          PERCENT
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                      2003              2002  CHANGE
----------------------------------------------------------------------------------------------------
EARNINGS
Net Interest Income                                            $ 23,193          $ 25,947  (10.61)
Provision for Loan Losses                                           522               360   45.00
Other Income                                                      2,981             2,743    8.68
Gain on Securities Sold                                             266               592  (55.07)
Other Expenses                                                   18,336            17,198    6.62
Net Income                                                        6,419             8,003  (19.79)
Cash Dividends Declared                                        $  3,014          $  2,747    9.72
----------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Income
      Basic                                                       $0.76              0.95  (20.00)
      Diluted                                                      0.75              0.95  (21.05)
Cash Dividends Paid                                                0.35              0.33    6.06
Book Value                                                         6.36              6.06    4.95
Tangible Book Value                                               $6.11              5.81    5.16
----------------------------------------------------------------------------------------------------
AT YEAR END:
Market Value                                         Bid      Ask          Bid     Ask
Per common share                                   $19.62  $ 19.66       $11.55  $11.80
----------------------------------------------------------------------------------------------------
AT YEAR END:
Investment Securities                                          $519,234          $537,619   (3.42)
Loans                                                           349,525           229,051   52.60
Assets                                                          921,824           823,436   11.95
Deposits                                                        632,921           616,351    2.69
FHLB advances                                                   115,000            65,000   76.92
Federal funds purchased and securities sold
  under agreements to repurchase                                 99,724            75,431   32.21
Stockholders' Equity                                           $ 54,180          $ 51,054    6.12
Shares Outstanding                                            8,518,516         8,420,710    1.16
----------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average assets                                           0.74%             1.07%
--------------------------------------------------------------------------------------------
Return on average stockholders' equity                            12.35%            16.58%
Return on tangible average stockholders' equity                   12.87%            17.33%
--------------------------------------------------------------------------------------------
Cash dividend declared as a
    percent of net income                                         46.95%            34.33%
--------------------------------------------------------------------------------------------
Stockholders' equity as a percent of total assets                  5.88%             6.20%
Tangible stockholders' equity as a percent of total assets         5.65%             5.95%
--------------------------------------------------------------------------------------------
Average Risk Based Tier I Capital Ratio                           13.22%            12.20%
Average Risk Based Tier I and Tier II Capital Ratio               13.81%            12.73%
Tier I Leverage Ratio                                              7.44%             7.29%
============================================================================================

All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.

CENTER BANCORP, INC.


SUMMARY OF SELECTED STATISTICAL INFORMATION
AND FINANCIAL DATA

                                                              YEARS ENDED DECEMBER  31,

(IN THOUSANDS, EXCEPT PER SHARE DATA)           2003        2002        2001        2000        1999
-------------------------------------------------------------------------------------------------------
SUMMARY OF INCOME
Interest income                             $ 35,919    $ 40,469    $ 38,369    $ 35,655     $ 32,092
Interest expense                              12,726      14,522      16,007      16,183       12,801
Net interest income                           23,193      25,947      22,362      19,472       19,291
Provision for loan losses                        522         360         656         363          108
Net interest income after provision
  for loan losses                             22,671      25,587      21,706      19,109       19,183
Other income                                   3,247       3,335       2,488       1,633        1,089
Other expense                                 18,336      17,198      15,216      13,347       13,290
Income before income tax expense               7,582      11,724       8,978       7,395        6,982
Income tax expense                             1,163       3,721       2,967       2,390        2,353
Net income                                  $  6,419    $  8,003    $  6,011    $  5,005     $  4,629
-------------------------------------------------------------------------------------------------------
STATEMENT OF FINANCIAL CONDITION DATA
    Investments                             $519,234    $537,619    $417,274    $330,267     $303,940
    Total loans                              349,525     229,051     211,236     198,949      169,089
    Total assets                             921,824     823,436     689,603     569,553      509,624
    Deposits                                 632,921     616,351     497,833     425,296      389,255
    Stockholders' equity                    $ 54,180    $ 51,054    $ 44,296    $ 39,182     $ 36,513
-------------------------------------------------------------------------------------------------------
DIVIDENDS
    Cash dividends                          $  3,014    $  2,747    $  2,338    $  2,265     $  2,213
    Dividend payout ratio                       46.9%       34.3%       38.9%       45.3%        47.8%
-------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE
    Cash dividends                          $   0.35    $   0.33    $   0.28    $   0.28         0.26
-------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
    Basic                                   $   0.76      $ 0.95    $   0.73    $   0.60     $   0.56
    Diluted                                 $   0.75      $ 0.95    $   0.72    $   0.60     $   0.55
-------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES O
    Basic                                  8,475,394   8,393,482   8,273,564   8,322,732    8,325,740
    Diluted                                8,564,147   8,460,964   8,342,516   8,366,482    8,378,294
-------------------------------------------------------------------------------------------------------
OPERATING RATIOS
    Return on average assets                    0.74%       1.07%       0.99%       0.94%        0.92%
    Return on tangible average equity          12.87%      17.33%      14.86%      14.43%       13.50%
-------------------------------------------------------------------------------------------------------
BOOK VALUE
    Book value per common share             $   6.36    $   6.06    $   5.32    $   4.77     $   4.37
    Tangible book value per common share    $   6.11    $   5.81    $   5.07    $   4.48     $   4.04
-------------------------------------------------------------------------------------------------------
NON-FINANCIAL INFORMATION
    Common stockholders                          527         542         543         581          603
    Staff - Full time equivalent                 191         182         172         156          162
-------------------------------------------------------------------------------------------------------

Footnote: All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION & RESULTS OF OPERATIONS
-------------------------------------------

    The following introduction to Management's Discussion and Analysis highlights the principal factors that contributed to Center Bancorp's earnings performance in 2003.

    While profitability lagged in 2003 as compared with the record results achieved in 2002, Center Bancorp (the "Corporation") reported earnings in 2003 that continued to reflect solid results and core growth in market share. We took strategic action on improving our net interest margin, most recently reflected in the fourth quarter results, continued to grow our core deposits, and had record growth in our loan portfolio.

    Earnings performance in 2003 was impacted by the continued economic downturn, contraction of net interest margins and an increase of 6.62 percent in operating overhead. The increased operating overhead was primarily related to salary and benefit expense associated with the continued expansion of the Corporation's franchise.

    For the year ended December 31, 2003, net income decreased 19.8 percent to $6,419,000 or $0.75 per diluted share, as compared to $8,003,000 or $.95 per diluted share earned for the year ended December 31, 2002. Strong interest-earning asset growth in the loan portfolio helped to mitigate some effects of interest rate pressure, with loans at December 31, 2003 increasing $120.5 million to a record year-end level of $349.5 million (up 52.6 percent over the prior year-end).

    The loan growth has been fueled by strong demand for commercial and residential mortgage loans. A strong commercial real estate and residential housing market prevailed throughout the year in our market in New Jersey, despite the economic downturn at both the state and national levels. We are encouraged by the strength of loan demand and positive momentum gained this past year in growing that segment of earning-assets.

    While asset quality continues to remain high and credit culture conservative, during 2003, a total of $522,000 was added to the provision for loan losses, to maintain adequate loan loss reserves in relationship with loan portfolio growth and the change in the loan mix to include a higher percentage of residential and commercial related real estate loans. At December 31, 2003 the total allowance for loan and lease losses amounted to .86 percent of total loans.

    The geographic expansion of the Corporation into desirable markets, such as Summit, New Jersey and into Morris County with branches in Madison and Morristown, New Jersey over the past several years, has contributed to the growth in market share, as well as increased loan demand and growth in deposits. The Corporation announced in the fourth quarter the acquisition of a new 19,555 square foot office facility on Springfield Road in Union that will serve as Union Center National Bank's new operations and data center. This step is expected to enhance the Corporation's ability to continue to grow and expand its product lines for future success. We expect the new facility to be operational in the latter part of 2004.

    Deposit growth was strong in 2003. The growth in average deposits was reflected in core interest- bearing accounts, premium savings and demand deposits. At December 31, 2003, total deposits for the Corporation were $632.9 million. Non-interest bearing core deposits, a low-cost source of funding, continue to be a key-funding source. At December 31, 2003, this source of funding amounted to $120.5 million or 13.97 percent of total funding sources and
19.0 percent of total deposits.

    For the year 2003 average interest-earning assets grew $118.6 million or
17.14 percent over the comparable twelve-month period ended December 31, 2002. Interest-bearing liabilities increased on average $112.1 million, an increase of
19.26 percent over the comparable period in 2002.

    Non-interest revenue generation remained consistent in 2003 and increased as a percentage of total revenue. This revenue, exclusive of gains on securities sold (which decreased $326,000 during 2003), increased $238,000 or 8.68 percent for the twelve months ended December 31, 2003 as compared with the comparable period in 2002. The change from the comparable period in 2002 was driven primarily by the increase in fees generated by lending activities, an increase of $54,578 or 21.3 percent. This amount includes loan servicing and mortgage banking fees and letter of credit fees. Other income also increased as a result of an increase in the cash surrender value of bank owned life insurance, which amounted to $798,000 or an increase of $37,000 for the year ended December 31, 2003 in comparison to $761,000 for the comparable period of 2002. Consistent levels of service charges, commissions, and fees supported by increased customer activity resulted in increased overdraft,ATM and debit card fees.

    Operating expenses for the year increased 6.62 percent with increased salary, benefits and bank premise and occupancy expense accounting for most of the increase.

    Total assets at December 31, 2003, were $921.8 million, an increase of 11.95 percent from assets of $823.4 million at December 31, 2002. Annualized returns on average assets for the year ended December 31, 2003 was 0.74% compared to
1.07 percent for 2002.

    Total stockholders' equity increased 6.1 percent over 2002 to $54.2 million, and represented 5.88% of total assets at year-end. Book value per common share was $6.36, as compared with $6.06 a year ago. Tangible book value per common share increased to $6.11 from $5.81 a year ago. Return on average stockholders' equity for the year ended December 31, 2003 was 12.4 percent compared to 16.6 percent for 2002. This decrease in return was primarily due to a decline in earnings attributable in part to the net interest margin compression experienced in 2003. The Tier I Leverage capital ratio increased to 7.44 percent of total assets at December 31, 2003, as compared with 7.29 percent at December 31, 2002.

    A key element of the Corporation's consistent performance is its strong capital base. Our consolidated statement of condition reflects $15.0 million in subordinated debentures as of December 31, 2003. The most recent issuance of $5.0 million in floating rate MMCapS(SM) Securities occurred on December 19, 2003. The Corporation expects to use the net proceeds of this issuance for working capital and other general corporate purposes, including capital contributions to the Company's banking subsidiary to support its growth strategies. These securities presently are included as a component of Tier I capital for regulatory capital purposes. As a result of the adoption of FASB Interpretation No. 46, these securities are classified as subordinated debentures on the Consolidated Statement of Condition.

    The Corporation's risk-based capital ratios at December 31, 2003 were 13.40 percent for Tier I capital and 13.63 percent for total risk-based capital. These ratios substantially exceed the regulatory minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. From a performance viewpoint, return on tangible average shareholders' equity was 12.9 percent in 2003, compared with 17.3 percent for 2002 and 14.9 percent in 2001.

    The Corporation announced a common stock buyback program on January 24, 2002, under which the Corporation was authorized to purchase up to 241,500 shares (restated to reflect the 5 percent common stock dividend distributed on June 1, 2002 and the two-for one common stock split distributed on June 2, 2003 ) of the Corporation's outstanding common stock. Under the program repurchases may be made from time to time as, in the opinion of management, market conditions warrant, in the open market or in privately negotiated transactions. As of December 31, 2003 the Corporation had previously repurchased 52,000 shares under the program at an average cost of $10.34 per share.

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

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

    The following sections discuss the Corporation's Results of Operations, Asset and Liability Management, Liquidity and Capital Resources.

RESULTS OF OPERATIONS
---------------------
    Net income and earnings per share (basic and diluted) decreased by 19.79 percent , 20.00 percent and 21.05 percent , respectively, for the year ended December 31, 2003, compared to the year ended December 31, 2002. This compared to increases of 33.14 percent, 30.14 percent and 31.94 percent, respectively, for the year ended December 31, 2002, as compared to the year ended December 31, 2001. Net income for the year ended December 31, 2003 was $6,419,000 as compared to $8,003,000 earned in 2002 and $6,011,000 earned in 2001.

    All common share and per share information for all periods presented have been retroactively restated for common stock splits and common stock dividends distributed to common stockholders during the periods presented.

    The return on average assets was .74 percent for the year ended December 31, 2003 as compared with 1.07 percent for 2002 and 0.99 percent for 2001, while the return on tangible average stockholders' equity was 12.87 percent, 17.33 percent and 14.86 percent, respectively.

    Earnings performance for the year ended December 31, 2003, reflected continued adherence to the Corporation's strategic initiatives. These initiatives are designed to sharpen our business focus and strengthen our financial performance emphasizing the importance of core relationship business and a conservative credit culture. Earnings for the year were fueled by a higher level of interest-earning assets coupled with a double-digit percentage gain in non-interest revenue. These improvements were offset by a contraction of the net interest margin, an increase in non-interest expense and an increase in the provisions for loan losses and taxes.

    The most significant component of Center Bancorp's earnings is net interest income, which is the difference between the interest earned in the portfolio of earning-assets (principally loans and investments) and the interest paid for deposits and borrowings, which support these assets. There were several factors that affected net interest income during 2003, including the volume, pricing, mix and maturity of earning assets and interest-bearing liabilities and interest rate fluctuations.

    The following table presents the components of net interest income (on a tax-equivalent basis) for the past three years.

                                          2003                        2002                       2001
-----------------------------------------------------------------------------------------------------------------
                                       INCREASE                   INCREASE                   INCREASE
                                      (DECREASE)                 (DECREASE)                 (DECREASE)
                                           FROM                       FROM                       FROM
                                          PRIOR  PERCENT             PRIOR  PERCENT             PRIOR  PERCENT
(DOLLARS IN THOUSANDS)         AMOUNT      YEAR   CHANGE   AMOUNT     YEAR   CHANGE   AMOUNT     YEAR   CHANGE
-----------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Investments                   $22,218  $(3,635)  (14.06)  $25,853  $ 2,858    12.43  $22,995   $1,714     8.05
Loans, including fees          15,131      251     1.69    14,880     (421)   (2.75)  15,301      894     6.21
Federal funds sold and
    securities purchased under
    agreement to resell             0      (59)  (100.0)       59     (272)  (82.18)     331      (45)  (11.97)
-----------------------------------------------------------------------------------------------------------------
Total interest income          37,349   (3,443)   (8.44)   40,792    2,165     5.60   38,627    2,563     7.11
=================================================================================================================
INTEREST EXPENSE:
Certificates $100,000 or more     461      (11)   (2.33)      472     (993)  (67.78)   1,465   (2,017)  (57.93)
Deposits                        6,712   (2,037)  (23.28)    8,749     (467)   (5.07)   9,216      454     5.18
Borrowings                      5,553      252     4.75     5,301      (25)   (0.47)   5,326    1,387    35.21
-----------------------------------------------------------------------------------------------------------------
Total interest expense         12,726   (1,796)  (12.37)   14,522   (1,485)   (9.28)  16,007     (176)   (1.09)
=================================================================================================================
 Net interest income
  on a fully tax-equivalent    24,623   (1,647)   (6.27)   26,270    3,650    16.14   22,620    2,739    13.78
-----------------------------------------------------------------------------------------------------------------
  basis
Tax-equivalent adjustment      (1,430)  (1,107)  342.72      (323       65    25.19     (258)     151   (36.92)
-----------------------------------------------------------------------------------------------------------------
Net interest income *         $23,193   (2,754)  (10.61)  $25,947  $ 3,585    16.03  $22,362   $2,890    14.84
=================================================================================================================

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

NET INTEREST INCOME
-------------------
    Net interest income on a fully tax-equivalent basis, for the year ended December 31, 2003 decreased $1.6 million or 6.27 percent, from $26.3 million for 2002. The Corporation's net interest margin decreased 76 basis points to 3.04 percent from 3.80 percent.

    The change in net interest income was primarily attributable to the declining interest rate environment that impacted financial institutions during 2003. A 67 basis point decline in the average interest rates paid on total interest-bearing liabilities was offset in part by a 129 basis point decrease in the average yield on interest-earning assets from 5.90 percent in 2002 to 4.61 percent for 2003. The change in average yield on both interest-earning assets and interest-bearing liabilities reflected the decline in interest rates that occurred in 2002 and the subsequent historical lows reached in rates in mid 2003 and prevailing low interest rate environment that has prevailed throughout the remainder of 2003.

    For the year ended December 31, 2003, interest-earning assets increased by $118.6 million on average to $810.4 million, as compared with a $691.8 million average volume for the year ended December 31, 2002. The 2003 change in average interest-earning asset volume was primarily due to increased volumes of loans and investment securities which were funded in part with more expensive interest-bearing liabilities, principally higher rate time deposit products such as Certificates of Deposit, coupled with increased volumes of other borrowings.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

    The factors underlying the year-to-year changes in net interest income are reflected in the tables appearing on this page and on pages 19 and 37, each of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 37 (Average Statements of Condition with Interest and Average Rates) shows the Corporation's consolidated average balance of assets, liabilities and stockholders' equity, the amount of income produced from interest-earning assets and the amount of expense resulting from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets.

NET INTEREST MARGIN
-------------------
    The following table quantifies the impact on net interest income resulting from changes in average balances and average rates over the past three years. Any change in interest income or expense attributable to both changes in volume and changes in rate has been allocated in proportion to the relationship of the absolute dollar amount of change in each category.

ANALYSIS OF VARIANCE IN NET INTEREST
INCOME DUE TO VOLUME AND RATES
------------------------------


                                              2003/2002                   2002/2001
                                          INCREASE (DECREASE)         INCREASE (DECREASE)
                                           DUE TO CHANGE IN:           DUE TO CHANGE IN:
----------------------------------------------------------------------------------------------
                                    AVERAGE   AVERAGE        NET   AVERAGE   AVERAGE      NET
(DOLLARS IN THOUSANDS)               VOLUME      RATE     CHANGE    VOLUME      RATE   CHANGE
----------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
INVESTMENT SECURITIES:
  Taxable                              $569   $(7,459)   $(6,890)   $6,389   $(3,722)  $2,667
  Non-Taxable                         3,421      (166)     3,255       189         2      191
Federal funds sold and securities
  purchased under agreement to resell   (59)       (0)       (59)     (118)     (154)    (272)
Loans, net of unearned discounts      3,213    (2,962)       251     1,194    (1,615)    (421)
----------------------------------------------------------------------------------------------
  Total interest-earning assets       7,144   (10,587)    (3,443)    7,654    (5,489)   2,165
----------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Money market deposits                   (40)     (734)      (774)      405      (649)    (244)
Savings deposits                       (290)   (1,335)    (1,625)    1,221    (1,157)      64
Time deposits                         1,215      (552)       663       222    (1,533)  (1,311)
Other interest-bearing deposits          54      (366)      (312)      198      (167)      31
Borrowings                            2,187    (1,935)       252     1,247    (1,272)     (25)
----------------------------------------------------------------------------------------------
  Total interest-bearing liabilites   3,126    (4,922)    (1,796)    3,293    (4,778)  (1,485)
----------------------------------------------------------------------------------------------
    CHANGE IN NET
      INTEREST INCOME                $4,018   $(5,665)   $(1,647)   $4,361    $ (711)  $3,650
==============================================================================================

    Interest income on a fully tax-equivalent basis for the year ended December 31, 2003 decreased by approximately $3.4 million or 8.44 percent as compared with the year ended December 31, 2002. This decrease resulted from substantial decreases in the yields earned on interest earning-assets. The average yield on such assets declined from 5.90 percent in 2002 to 4.61 percent in 2003. The decline in interest income was offset in part by a $53.6 million increase in average loans; from $222.8 million in 2002 to $276.5 million in 2003 and by $57.8 million increase in average non-taxable investment securities, from $13.7 million in 2002 to $71.5 million in 2003. The loan portfolio represented approximately 34.1 percent of average interest earning-assets in 2003 as compared with 32.2 percent in 2002. The increase in the volume of loans primarily reflecting increases in commercial mortgage and residential mortgage loans, and the increase in non-taxable investment securities principally funded by increased levels of high yield savings deposits and short term borrowings. The decline in average yield contributed $10.6 million to the decrease in interest income offset in part by a $7.1 million increase attributable to volume increases in interest earning-assets.

    Interest income (fully tax-equivalent) increased by $2.2 million from 2001 to 2002 primarily due to an increase in the volume of interest earning-assets. This volume increase contributed $7.7 million to the increase in interest income offset in part by a $5.5 million decline attribute to reduced yields.

    Interest expense for the year ended December 31, 2003 decreased as a result of a decline in interest rates despite an increase in the volume of interest-bearing demand deposits, time deposits and short-term borrowings. For the year ended December 31, 2003, interest expense decreased $1.8 million or
12.37 percent as compared with 2002. Interest-bearing liabilities increased on average $112.1 million, primarily in time deposits and short-term borrowings. The decline in average rates contributed $4.9 million to the change in cost, offset in part by a $3.1 million increase in cost of funds due to an increase in the average volume of interest-bearing liabilities.

    Interest expense for the year ended December 31, 2002 decreased as a result of a decline in interest rates despite an increase in the volume of interest-bearing demand deposits, savings deposits and short-term borrowings. For the year ended December 31, 2002, interest expense decreased $1.5 million or
9.28 percent as compared with 2001. Interest-bearing liabilities increased on average $117.3 million, primarily in savings and short-term borrowings. The decline in average rates contributed $4.8 million to the change in cost of interest-bearing liabilities, offset in part by a $3.3 million increase in cost of funds due to an increase in the average volume of interest-bearing liabilities.

    The Corporation's net interest spread on a tax-equivalent basis (i.e., the average yield on average interest-earning assets, calculated on a tax equivalent basis, minus the average rate paid on interest-bearing liabilities) decreased 62 basis points to 2.78 percent from 3.40 percent for the year ended December 31, 2002. The decrease reflected a contraction of spreads between yields earned on loans and investments and rates paid for supporting funds. During 2003 spreads contracted due in part to monetary policy promulgated by the Federal Reserve Open Market Committee maintaining the target Federal Funds Rate at a 44-year low of 1.00 percent as a result of its last rate cut on June 25, 2003.

    The Federal Reserve had lowered rates one time during 2003 for a total of 25 basis points and lowered rates one time in 2002 for a total of 50 basis points. These actions by the Federal Reserve Open Market Committee resulted in rates declining to the lowest levels in 45 years. The net interest spread increased 3 basis points in 2002 as compared with 2001, primarily as a result of the decreased cost of interest-bearing liabilities. The years 2001 through 2003 generally reflected periods of falling interest rates.

    The total cost of interest-bearing liabilities decreased to 1.83 percent, a change of 67 basis points, for the year ended December 31, 2003, from 2.50 percent for the year ended December 31, 2002 which followed a change of 95 basis points from 3.45 percent for the year ended December 31, 2001.

    The contribution of non-interest-bearing sources (i.e. the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) decreased 13 basis points during 2003 to approximately 40 basis points on average as compared to 40 basis points on average during the year ended December 31, 2002. During the comparable periods of 2002 and 2001, there was a decrease of 18 basis points to 40 basis points on average. The increased percentage of non-interest bearing funding sources in 2003 was primarily attributable to increased commercial business related deposits, which also increased as percentage of the total demand deposit funding base.

INVESTMENTS
-----------
    For the year ended December 31, 2003, the average volume of investment securities increased by $68.4 million to approximately $533.9 million, or 65.9 percent of average earning assets, as compared to 2002. At December 31, 2003, the total investment portfolio amounted to $519.2 million, a decrease of $18.4 million from December 31, 2002. The decreased size of the investment portfolio at December 31, 2003, largely reflects the implementation of the Corporation's strategies initiated in the second and third quarters of 2003, which resulted

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

in the sale of approximately $99.9 million in mortgage-related securities during the year, a portion of which was subsequently re-invested back into the securities portfolio. At December 31, 2003, the principal components of the investment portfolio are U.S. Government Federal Agency callable and non-callable securities, including agency issued collateralized mortgage obligations, corporate securities and municipals.

    The tax-equivalent yield on investments decreased by 139 basis points to
4.16 percent from a yield of 5.55 percent during the year ended December 31, 2002. The 139 basis points decline in yield on the portfolio was attributable to the impact of the low interest rate environment which resulted in the purchase of lower coupon mortgage-related securities to replace, in certain cases, higher yielding investments, which had matured, were prepaid, or were called. Heightened prepayment speeds also contributed to the acceleration of the downward repricing of yield on mortgage-related securities in the portfolio during 2003. The impact of repricing activity on investment yields was increased to some extent, for the year ended December 31, 2003, by the change in portfolio mix and shortening of portfolio duration.

    The volume related figures during the twelve month period ended December 31, 2003 contributed an increase in revenue of $3.990 million, while rate related changes caused a decline in revenue of $7.625 million. Additionally, increased volumes of investments in overnight institutional money market funds, which are carried as part of the investment portfolio, versus federal funds or overnight repurchase agreements due to more favorable rates available for liquid overnight funds, contributed to the reduced yield on the investment portfolio in comparison to 2002. The Corporation carried on average $12.91 million, in short-term overnight money market and federal funds as compared with $15.96 million for the comparable twelve month period in 2002. These funds carried significantly lower rates than other securities in the portfolio (on average
1.14 percent during 2003, compared to 1.82 earned on these overnight funds for the comparable period in 2002.) and contributed to the decline in yield as compared to 2002.

    Securities available-for-sale is a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors. During 2003 approximately $131.7 million in securities were sold from the Corporation's available-for-sale portfolio.

    At December 31, 2003 the net unrealized gain carried as a component of other comprehensive income and included in shareholders' equity net of tax amounted to a net unrealized gain of $822,000 as compared with an unrealized net gain of $2.2 million at December 31, 2002, resulting from a decline in interest rates fostered by the Federal Open Market Committee's actions to continue to lower the Federal Funds target rate as an economic stimulus. For additional information regarding the Corporation's investment portfolio, see Note 4 to the Consolidated Financial Statements.

LOANS
-----
    Loan growth during 2003 occurred in all principal categories of the loan portfolio. At December 31, 2003 total loans amounted to $349.5 million, an increase of 52.6 percent or $120.5 million as compared to the comparable year-end in 2002. Loan growth during the year ended December 31, 2003 occurred primarily in the residential 1-4 family home equity loans and commercial loan portfolio. This growth resulted from the Corporation's business development efforts, heightened visibility of its products and aggressive marketing campaigns on its home equity, 7/1 adjustable rate residential mortgage and 10-year residential mortgage loan products. The increased volume was also attributable to the expansion in recent years by the Corporation of the bank's branch network. The decrease in the loan portfolio yields for the twelve months ended December 31, 2003, was the result of the decline in interest rates as compared with 2002, coupled with a competitive rate pricing structure maintained by the Corporation to attract new loans and further by the heightened competition for lending relationships that exists in the Corporation's market. The Corporation's desire to grow this segment of the earning-asset mix is reflected in its current business development plan and marketing plans, as well as its short-term strategic plan.

    Average loan volume increased $53.6 million or 24.07 percent in 2003, while portfolio yield decreased by 121 basis points as compared with the same period in 2002. The increased total average loan volume was due primarily to increased customer activity, new lending relationships and new markets. The volume related factors during the period contributed increased revenue of $3,213,000, offset in part by rate related changes, which amounted to $2,962,000. Total average loan volume increased to $276.5 million with a net interest yield of 5.47 percent, as compared to $222.8 million with a yield of
6.68 percent for the year ended December 31, 2002.

    The decrease in the loan portfolio yields for the year 2003 was the result of the prevailing low interest rate environment, a further decline in interest rates as compared to 2002, and the heightened prepayment activity that occurred throughout most of 2003. The effects of additions to the portfolio were lessened by continued re-financing activity, which was fueled by historically low interest rates. For additional information regarding loans, see Note 5 to the Consolidated Financial Statements.

ALLOWANCE FOR LOAN LOSSES AND RELATED PROVISION
-----------------------------------------------
    The purpose of the allowance for loan losses is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions are also reviewed. At year-end 2003, the level of the allowance was $3,002,000 as compared to a level of $2,498,000 at December 31, 2002. The Corporation made a provision to the allowance for loan losses of $522,000 in 2003, $360,000 in 2002 and $656,000 in 2001. The increase in the provision for loan losses during 2003 was commensurate with the increase in loan volume recorded during the year and the overall level of the allowance as a percentage of total loans.

    At December 31, 2003, the allowance for loan losses amounted to .86 percent of total loans. In management's view, the level of the allowance at December 31, 2003 is adequate to cover losses inherent in the loan portfolio. Management's judgment regarding the adequacy of the allowance constitutes a "Forward Looking Statement" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from management's analysis, based principally upon the factors considered by management in establishing the allowance.

    Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. Furthermore, the majority of the Corporation's loans are secured by real estate in the State of New Jersey. Future adjustments to the allowance may be necessary due to economic factors impacting New Jersey real estate as well as operating, regulatory and other conditions beyond the Corporation's control. The allowance for loan losses as a percentage of total loans amounted to .86 percent, 1.09 percent and 1.04 percent at December 31, 2003, 2002 and 2001, respectively.

    During 2003, the Corporation did not experience any substantial problems within its loan portfolio. Net charge-offs were $18,000 in 2003, $53,000 in 2002 and $120,000 in 2001. During 2003, the Corporation experienced a reduction in the volume of charge-offs in the installment loan portfolio compared to 2002 and 2001 levels. The unfavorable trend in the level of charge-offs in 2000 and 2001 was attributed to the economic slow-down and the resulting higher level of personal bankruptcies.

    The Corporation had non-accrual loans amounting to $26,000 at December 31, 2003, $229,000 at December 31, 2002 and $109,000 at December 31, 2001. The
decrease in non-accrual loans for 2003 was attributable to a decrease in non-accrual fixed rate home equity loans, and personal loans, as compared to December 31, 2002. The Corporation continues to pursue aggressively collections of principal and interest on loans previously charged-off.

    The value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. At December 31, 2003, total impaired loans amounted to $358,000 compared with $175,000 at December 31, 2002, and $1,859,000 at
December31, 2001. The reserves allocated to such loans in 2003, 2002 and 2001 were $6,000, $1,000 and $279,000, respectively. The increase in impaired loans at December 31, 2003 as compared with 2002 is attributable to a downgrade in rating to substandard from pass/watch of several related commercial line of credit due to the bankruptcy of the borrowers largest customer, which may impact the borrowers cash flows.

    Although classified as substandard, the impaired loans were current with respect to principal and interest payments.

FIVE YEAR STATISTICAL ALLOWANCE FOR LOAN LOSSES
-----------------------------------------------

    The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years.


                                                               YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                            2003        2002       2001       2000       1999
-----------------------------------------------------------------------------------------------------
Average loans outstanding                     $276,457   $ 222,819   $205,991   $185,846   $160,208
-----------------------------------------------------------------------------------------------------
Total loans at end of period                  $349,525   $ 229,051   $211,236   $198,949   $169,089
-----------------------------------------------------------------------------------------------------
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
Balance at the beginning of year              $  2,498   $   2,191   $  1,655   $  1,423   $  1,326
  Charge-offs:
  Commercial                                         0          48          0          0          0
  Installment loans                                 39          69        127        135         23
-----------------------------------------------------------------------------------------------------
Total charge-offs                                   39         117        127        135         23
-----------------------------------------------------------------------------------------------------
  Recoveries:
  Commercial                                         0          48          0          0          0
  Installment loans                                 21          16          7          4         12
-----------------------------------------------------------------------------------------------------
Total recoveries                                    21          64          7          4         12
-----------------------------------------------------------------------------------------------------
NET CHARGE-OFFS:                                    18          53        120        131         11
=====================================================================================================
Provision for loan losses                          522         360        656        363        108
=====================================================================================================
Balance at end of year                        $  3,002    $  2,498   $  2,191   $  1,655   $  1,423
=====================================================================================================
Ratio of net charge-offs during the year to
  average loans outstanding during the year       0.01%      0.02%       0.06%      0.07%      0.01%
=====================================================================================================
Allowance for loan losses as a percentage
  of total loans at end of year                   0.86%      1.09%       1.04%      0.83%      0.84%
=====================================================================================================

    The 2003 and 2002 charge-offs of $39,000 and $69,000, respectively, in installment loans were attributed to the economic slow-down and resulting higher level of personal bankruptcies.

ASSET QUALITY
-------------
    The Corporation manages asset quality and credit risk by maintaining diversification in its loan portfolio and through review processes that include analysis of credit requests and ongoing examination of outstanding loans and delinquencies, with particular attention to portfolio dynamics and mix. The Corporation strives to identify loans experiencing difficulty early enough to correct the problems, to record charge-offs promptly based on realistic assessments of current collateral values, and to maintain an adequate allowance for loan losses at all times. These practices have protected the Corporation during economic downturns and periods of uncertainty.

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

                                                    AT DECEMBER 31,
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                  2003     2002     2001     2000     1999
--------------------------------------------------------------------------------
Non-accrual loans                        $26      $229    $109     $246     $292
Accruing loans past due 90 days or more    0         0       0        2        0
Other real estate owned                    0         0       0       49       73
--------------------------------------------------------------------------------
Total non-performing assets              $26      $229    $117     $297     $365
================================================================================

    Non-accrual loans at December 31, 2003 decreased $203,000 from the amount reported at December 31, 2002, and were comprised of a consumer loan, a fixed rate home equity loan and a commercial loan. The decrease in non- accrual loans at December 31, 2003 was attributable to a decrease of $209,000 in non-accrual fixed rate home equity loans and $15,000 in personal loans as compared to December 31, 2002.

    At December 31, 2003 other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. The Corporation did not have any other real estate owned (OREO) at December 31, 2003 and 2002.

NON-INTEREST INCOME
-------------------
    The following table presents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2003.

                                                             AT DECEMBER 31,
----------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                  2003     2002  % CHANGE     2002     2001   % CHANGE
----------------------------------------------------------------------------------------------
Service charges, commissions and fees $1,683   $1,600      5.19   $1,600   $1,500       2.56
Other income                           1,298    1,143     11.94    1,143      747      53.01
Gain on securities sold                  266      592    (55.07)     592      181     227.07
----------------------------------------------------------------------------------------------
Total other non-interest income       $3,247   $3,335     (2.64)  $3,335   $2,488      34.04
==============================================================================================

    For the year ended December 31, 2003, total other non-interest income, exclusive of net gains on securities sold, reflects an increase of $238,000 or an increase of 8.68 percent compared to the year ended December 31, 2002. The increase in fees from the comparable period in 2002 was driven primarily fees generated by lending activities, an increase of $54,578 or 21.3% as compared to the comparable period in 2002. This amount includes loan servicing and mortgage banking fees and letter of credit fees. Consistent levels of service charges commissions and fees supported by increased customer activity resulted in increased overdraft, ATM and debit card fees. Other income increased as a result of an increase in the cash surrender value of bank owned life insurance, which amounted to $798,000 or an increase of $37,000 for the year ended December 31, 2003 in comparison to $761,000 for the comparable period of 2002.

    Fee income, comprised of service charges, commissions and fees, increased by $83,000, attributable to higher levels of service charges, commissions, and fees. Service charges increased primarily as a result of an increase in

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

business activity and an expanded customer account base.

    During 2003, the Corporation recorded net gains of $266,000 on securities sold from the available-for-sale investment portfolio compared to gains of $592,000 and $181,000 recorded in 2002 and 2001. The sales were made in the normal course of business and proceeds were re-invested into the securities portfolio.

NON-INTEREST EXPENSE
--------------------
    The following table presents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2003.

                                           AT DECEMBER 31,
---------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                  2003     2002  % CHANGE     2002     2001  % CHANGE
---------------------------------------------------------------------------------------------
Salaries and employee benefits       $10,425  $ 9,452     10.29  $ 9,452  $ 7,807     21.07
Occupancy, net                         1,835    1,644     11.62    1,644    1,509      8.95
Premises and equipment                 1,708    1,600      6.75    1,600    1,486      7.67
Stationery and printing                  559      583     (4.12)     583      468     24.57
Marketing and advertising                533      576     (7.47)     576      487     18.28
Other                                  3,276    3,343     (2.00)   3,343    3,459     (3.35)
---------------------------------------------------------------------------------------------
Total other non-interest expense     $18,336  $17,198      6.62  $17,198  $15,216     13.03
=============================================================================================

    Total non-interest expense increased $1.138 million or 6.62 percent in 2003 from 2002 as compared with an increase of $1.982 million or 13.03 percent from 2001 to 2002. The level of operating expenses during 2003 increased in several expense categories. The year-to-year increase in operating expenses are primarily attributable to the continued investment in technology and the need to attract, develop, and retain high caliber employees. Prudent management of operating expenses has and will continue to be a key objective of management in an effort to improve earnings performance. The Corporation's ratio of other expenses to average assets declined to 2.10 percent in 2003 compared to 2.30 percent in 2002 and 2.50 percent in 2001.

    Salaries and employee benefits, which accounted for 85.5 percent of the total increase in other non-interest expense, increased $973,000 or 10.3 percent in 2003 over 2002. Salaries and employee benefits accounted for 56.9 percent of total other non-interest expense in 2003, as compared to 55.0 percent and 51.3 percent for 2002 and 2001, respectively. This increase is primarily driven by a need to attract, high caliber employees, in addition to normal merit increases, promotional raises and higher benefit costs. Staffing levels overall increased to 191 full-time equivalent employees at December 31, 2003 compared to 182 full-time equivalent employees at December 31, 2002 and 172 at December 31, 2001.

    Occupancy and bank premise and equipment expenses for the year ended December 31, 2003 increased $299,000 or 9.22 percent over 2002. This increase in occupancy and bank premise and equipment expense in 2003 is primarily attributable to higher operating costs (utilities, rent, real estate taxes and general repair and maintenance) of the Corporation's expanded facilities, coupled with higher equipment maintenance and repair and depreciation expenses. The increase in such expenses of $249,000 or 8.3 percent in 2002 over 2001 was also attributable to the increased costs of expanded bank facilities.

    Stationery and printing expenses for the year decreased $24,000 or 4.12 percent compared to 2002. These costs increased $115,000 or 24.6 percent in 2002 from 2001, reflecting the increased costs associated with an expanded infrastructure and branch network.

    Marketing and advertising expenses for the year ended December 31, 2003 decreased $43,000 or 7.47 percent over the comparable twelve-month period in 2002. This decrease in marketing and advertising expense in 2003 is primarily attributable to costs associated with the grand opening of the Town Hall Banking Center in Morristown, New Jersey during 2002 and the promotion during the year of deposit and loan products. These expenses increased $89,000 in 2002 when compared with 2001 levels.

    Effective January 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Intangible Assets"; under which annual amortization of unamortized goodwill ceased. Accordingly there was no amortization expense for 2003 or 2002. Other operating expense, associated with amortization of goodwill, for the comparable period in 2001 included amortization expense amounting to $323,000 for the year ended December 31, 2001.

PROVISION FOR INCOME TAXES
--------------------------
    The Corporation's provision for income taxes decreased from 2002 to 2003, primarily as a result of lower levels of taxable income bolstered in part by increases in tax-exempt income and discontinuation of amortization expense in 2002. The effective tax rates for the Corporation for the year ended December 31, 2003, 2002 and 2001 were 15.34 percent, 31.74 percent and 33.05 percent, respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions, an increase in the cash surrender value of bank owned life insurance and disallowed expense items for tax purposes, such as travel and entertainment expense, as well as amortization of goodwill.

    Tax-exempt interest income increased by $3.255 million or 342.63 percent from 2002 to 2003 and increased by $191,000 or 25.16 percent from 2001 to 2002. The Corporation recorded an increase in the cash surrender value of bank owned life insurance as a component of other income in the amount of $798,000, $761,000 and $382,000 for 2003, 2002 and 2001, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------
SFAS NO. 142

    In July 2001, the FASB issued Statement No. 142, Goodwill and Other Intangible Assets. Upon adoption of Statement 142, the Corporation was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination. In addition, the Corporation was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. To the extent an intangible asset was identified as having an indefinite useful life, the Corporation was required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss would be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

    In connection with the transitional goodwill impairment evaluation, Statement 142 required the Corporation to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. As of December 31, 2001, the Corporation had $2.1 million in unamortized goodwill with annual amortization of $323,000, which ceased upon the adoption of Statement
142. Accordingly, the December 31, 2002 and 2003 Financial Statements do not include amortization of goodwill. For the year ended December 31, 2001, amortization of goodwill totaled $323,000. If Statement 142 had been adopted on January 1, 2001, net income for the year ended December 31, 2001 would have increased $323,000. Accordingly, basic and diluted earnings per share would have increased $.04 for the year ended December 31, 2001.

SFAS NO. 149

    Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued on April 30, 2003. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a significant effect on the Corporation's consolidated financial statements.

SFAS NO. 150

    The Financial Accounting Standards Board (FASB) has issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

The new Statement requires that those instruments be classified as liabilities in statements of financial position.

    Statement 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is a mandatory redeemable share, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. Statement 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

    In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The initial adoption of Statement 150 did not have an impact on the Corporation's consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
--------------------------------------------------------------------------------
    FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") was issued in January 2003 and was reissued as FASB Interpretation No. 46 (revised December 2003) (FIN 46R). For public entities, FIN 46 or FIN 46R is applicable to all special-purpose entities (SPEs) in which the entity holds a variable interest no later than the end of the first reporting period ending after December 15, 2003. FIN 46 and FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46 and FIN 46R provides guidance on the identification of entities controlled through means other than voting rights. FIN 46 and FIN 46R specifies how a business enterprise should evaluate its interest in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved.

    The Company adopted FIN 46R as of December 31, 2003 and elected to retroactively restate all periods presented. FIN 46R required the Company to deconsolidate its investment in the subsidiary trusts formed in connection with the issuance of trust preferred securities. In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes. As of December 31, 2003, assuming the Company was not allowed to include the $15.0 million in trust preferred securities issued by the subsidiary trusts in Tier 1 capital, the Company would remain "well capitalized." The deconsolidation of the subsidiary trusts results in the Company reporting on its statements of condition the subordinated debentures that have been issued from Center Bancorp to the subsidiary trusts. The adoption of FIN 46 did not have a significant effect on the Company's consolidated financial statements.

    As of December 31, 2003, assuming the Corporation was not allowed to include the $15 million in subordinated debentures issued by Center Bancorp Statutory Trust I and Center Bancorp Statutory Trust II in Tier 1 capital the Corporation would remain "Well Capitalized".

GUARANTOR'S ACCOUNTING AND DISCLOSURE
REQUIREMENTS FOR GUARANTEES, INCLUDING
INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS
---------------------------------------------

    In 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The disclosure requirements of FIN 45 were effective for the year ended December 31, 2002 and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee.

    Significant guarantees that have been entered into by the Corporation include standby letters of credits with a total of $14.2 million as of December 31, 2003. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

ASSET AND LIABILITY MANAGEMENT
------------------------------
    Asset and Liability management encompasses an analysis of market risk, the control of interest rate risk (interest sensitivity management) and the ongoing maintenance and planning of liquidity and capital. The composition of the Corporation's statement of condition is planned and monitored by the Asset and Liability Committee (ALCO). In general, management's objective is to optimize net interest income and minimize market risk and interest rate risk by monitoring these components of the statement of condition.

INTEREST SENSITIVITY
--------------------
MARKET RISK

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

    The low level of interest rates necessitated a modification of the Corporation's standard rate scenario of a shock down 200 basis points over 12 months to down 100 basis points over a 12-month period. Based on the results of the interest simulation model as of December 31, 2003, and assuming that Management does not take action to alter the outcome, the Corporation would expect an increase of 3.92 percent in net interest income if interest rates decreased 100 basis points from the current rates in an immediate and parallel shock over a 12-month period. In a rising rate environment, based on the results of the model as of December 31, 2003, the Corporation would expect a decrease of
3.24 percent in net interest income if interest rates increased by 200 basis points from current rates in an immediate and parallel shock over a twelve month period.

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

    At December 31, 2003, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio of .70:1.00) at the cumulative one-year position. During much of 2003, the Corporation had maintained a negative interest sensitivity gap. The maintenance of a liability-sensitive position during 2003 had a favorable impact on the Corporation's net interest margins as interest rates declined; however, based on management's perception that interest rates will continue to be volatile, projected increased levels of prepayments on the earning-asset portfolio and current level of interest rates, emphasis has been and is expected to continue to be, placed on interest-sensitivity matching with the objective of stabilizing the net interest spread during 2004. However, no assurance can be given that this objective will be met.

The following table depicts the Corporation's interest rate sensitivity position at December 31, 2003:


---------------------------------------------------------------------------------------------------------------------------------
                                   EXPECTED MATURITY/PRINCIPAL REPAYMENT DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------------
                                  AVERAGE      YEAR       YEAR       YEAR       YEAR       YEAR       2009              ESTIMATED
                                 INTEREST       END        END        END        END        END        AND      TOTAL        FAIR
(DOLLARS IN THOUSANDS)               RATE      2004       2005       2006       2007       2008 THEREAFTER    BALANCE       VALUE
---------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING
    ASSETS:
Loans                               5.09%  $135,880   $ 42,914   $ 49,358   $ 32,261   $ 33,709   $ 52,401   $346,523    $351,876
Investments                         4.41%   182,179     76,169     69,750     45,435     58,568     87,133    519,234     524,074
---------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets              $318,059   $119,083   $119,108   $ 77,696   $ 92,277   $139,534   $865,757    $875,950
---------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING
    LIABILITIES:
Time certificates of deposit of
       $ 100,000 or greater         2.15%  $ 53,622   $  2,533   $    107   $  1,551   $    432   $      0   $ 58,245    $ 59,092
Time certificates of deposit of
       less than $100,000           3.18%    48,873     19,606      2,461     12,745        442          0     84,127      85,770
Other interest bearing
       deposits                     0.91%   214,504          0          0          0          0    155,519    370,023     354,264
Subordinate Debentures              4.88%         0          0     10,000          0          0      5,000     15,000      14,962
Securities sold under
       agreements to repurchase     0.85%  $ 99,724          0          0          0          0          0     99,724     100,954
FHLB advances                       3.32%    40,000          0          0     15,000          0     60,000    115,000     122,461
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities         $456,723   $ 22,139   $220,519   $ 22,139   $    874   $220,519   $742,119    $737,503
---------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-earning
       assets                               318,059    437,142    556,250    633,946    726,223    865,757    865,757
---------------------------------------------------------------------------------------------------------------------------------
Cumulative interest-bearing
       liabilities                          456,723    478,862    491,430    520,726    521,600    742,119    742,119
---------------------------------------------------------------------------------------------------------------------------------
Rate sensitivity gap                       (138,664)    96,944    106,540     48,400     91,403    (80,985)   123,638
---------------------------------------------------------------------------------------------------------------------------------
Cumulative rate
       sensitivity gap                    $(138,664)  $(41,720)  $ 64,820   $113,220   $204,623   $123,638   $123,638
---------------------------------------------------------------------------------------------------------------------------------
Cumulative gap ratio                           0.70%      0.91       1.13%      1.22%      1.39%      1.17%      1.17%
=================================================================================================================================

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

ESTIMATES OF FAIR VALUE
-----------------------
    The estimation of fair value is significant to a number of the Corporation's assets, including trading account assets, loans held for sale, available for sale investment securities, mortgage servicing rights ("MSR's"), other real estate owned and other repossessed assets. These are all recorded at either fair value or lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of the fair value of certain assets and liabilities to change include a change in prepayment speeds, discount rates,

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

or market interest rates. Fair values for trading account assets, most available for sale investment securities and most derivative financial instruments are based on quoted market prices. If quoted market prices are not available, fair values are based on judgments regarding future expected loss experience, current economic condition risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------
    The financial statements and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the operations; unlike most industrial companies, nearly all of the Corporation's assets and liabilities are monetary. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

LIQUIDITY
---------
    The liquidity position of the Corporation is dependent on successful management of its assets and liabilities so as to meet the needs of both deposit and credit customers. Liquidity needs arise principally to accommodate possible deposit outflows and to meet customers' requests for loans. Such needs can be satisfied by scheduled principal loan repayments, maturing investments, short-term liquid assets and deposit in-flows. The objective of liquidity management is to enable the Corporation to maintain sufficient liquidity to meet its obligations in a timely and cost-effective manner.

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

    The Corporation derives a significant proportion of its liquidity from its core deposit base. At December 31, 2003, core deposits, as defined by the Corporation (comprised of total demand and savings accounts plus money market accounts under $100,000), represented 43.7 percent of total deposits, as compared with 48.5% at December 31, 2002. More volatile rate sensitive deposits, concentrated in certificates of deposit $100,000 and greater, increased to 9.2 percent of total deposits from 5.4 percent at December 31, 2002. This change was due primarily to an increase in time deposits during 2003.

The following table depicts the Corporation's core deposit mix at December 31, 2003 and 2002:

CORE DEPOSIT MIX
----------------

                                                  DECEMBER 31,
                                  ----------------------------------------------------------
                                            2003                 2002           NET CHANGE
                                  -------------------------------------------- VOLUME 2003
(DOLLARS IN THOUSANDS)              AMOUNT  PERCENTAGE   AMOUNT     PERCENTAGE    VS. 2002
--------------------------------------------------------------------------------------------
Demand Deposits                   $120,526     43.6     $116,984       39.1       $  3,542
Interest-Bearing Demand             62,514     22.6       82,351       27.5        (19,837)
Regular Savings                     60,588     21.9       75,370       25.2        (14,782)
Money Market Deposits under $100    32,923     11.9       24,347        8.2          8,576
--------------------------------------------------------------------------------------------
Total core deposits               $276,551    100.0    $ 299,052      100.0       $(22,501)
--------------------------------------------------------------------------------------------
Total deposits                    $632,921             $ 616,351                  $ 16,570
--------------------------------------------------------------------------------------------
Core deposits to total deposits       43.7%                 48.5%
============================================================================================

    Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation's principal short-term funding sources are securities sold under agreement to repurchase. Average short-term borrowings during 2003 amounted to approximately $97.1 million, an increase of $15.8 million or 19.47 percent from 2002.

    The following table is a summary of securities sold under repurchase agreements for each of the last three years.

                                                        DECEMBER 31,
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                           2003       2002       2001
--------------------------------------------------------------------------------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
Average interest rate:
  At year end                                    0.88%      1.23%      2.35%
  For the year                                   0.96%      1.63%      3.30%
Average amount outstanding during the year:   $97,125    $81,297    $59,425
Maximum amount outstanding at any month end: $111,358    $85,110    $90,079
Amount outstanding at year end:               $99,724    $75,431    $72,296
================================================================================

CASH FLOWS
----------
    The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 2003 cash and cash equivalents (which decreased overall by $6.7 million) were provided on a net basis by operating and financing activities and used on a net basis in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily increases Federal Home Loan Bank advances and short-term borrowings, were used in investing activities, primarily the increased volume of investment securities, loans and property and equipment.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

CONTRACTUAL COMMITMENTS
-----------------------
    The following table summarizes our contractual obligations at December 31, 2003 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.


                                                 TOTAL   LESS THAN 1        1-3        4-5    AFTER 5
(DOLLARS IN THOUSANDS)                                          YEAR      YEARS      YEARS      YEARS
=======================================================================================================
CONTRACTUAL OBLIGATIONS
OPERATING LEASE OBLIGATIONS                   $  3,002       $   390    $ 1,271    $   952    $   389
-------------------------------------------------------------------------------------------------------
Total Contracted Cost Obligations                3,002           390      1,271        952        389
-------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES /LONG-TERM DEBT
-------------------------------------------------------------------------------------------------------
Time Deposits                                  142,372       102,495     24,707     15,170          0
Federal Home Loan Bank Advances                115,000        40,000          0     15,000     60,000
Subordinated Debentures                         15,000             0     10,000          0      5,000
-------------------------------------------------------------------------------------------------------
Total Other Long-term Liabilities/
  Long-term Debt                               272,372       142,495     34,707     30,170     65,000
=======================================================================================================
OTHER COMMERCIAL COMMITMENTS -
  OFF BALANCE SHEET
-------------------------------------------------------------------------------------------------------
Letter of Credit                                14,155        12,365      1,790          0          0
Other Commercial Commitments -
  Off Balance Sheet                             76,583        21,781      4,959      4,725     45,118
-------------------------------------------------------------------------------------------------------
Total Other Commercial Commitments -
  Off Balance Sheet                           $ 90,738       $34,146    $ 6,749    $ 4,725    $45,118
=======================================================================================================

For further information see Note 15 of Notes to Consolidated Financial
Statements.

STOCKHOLDERS' EQUITY
--------------------
    Stockholders' equity averaged $51.96 million during 2003, an increase of $3.7 million or 7.7 percent, as compared to 2002. At December 31, 2003, stockholders' equity totaled $54.2 million, an increase of $3.1 million from December 31, 2002. Such increase resulted from a decrease of $1,362,000 of net unrealized gains (net of tax) on securities available-for-sale and net increases of $4,067,000 attributable to net income and issuance of common stock offset by cash dividends paid. The Corporation's dividend reinvestment and optional stock purchase plan contributed $421,000 in new capital during 2003. Book value per share at year-end 2003 was $6.36 compared to $6.06 at year-end 2002. Tangible book value at year-end 2003 was $6.11 compared to $5.81 at year end 2002.

    As of December 31, 2003 the Corporation has purchased 52,000 common shares at an average cost per share of $10.34 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 241,500 shares of the Corporation's outstanding common stock. The repurchased shares were recorded as Treasury Stock, which resulted in a decrease in stockholders' equity.

CAPITAL
-------
    The maintenance of a solid capital foundation continues to be a primary goal for the Corporation. Accordingly, capital plans and dividend policies are monitored on an ongoing basis. The most important objective of the capital planning process is to balance effectively the retention of capital to support future growth and the goal of providing stockholders with an attractive long-term return on their investment.

RISK-BASED CAPITAL/LEVERAGE
---------------------------
    At December 31, 2003, the Corporation's total Tier I capital (defined as tangible stockholders' equity for common stock and Trust Preferred Capital Securities) amounted to $66.3 million or 7.19 percent of total assets. The Tier I leverage capital ratio at December 31, 2003 was 7.44 percent of total quarterly average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $882,000 of net unrealized gains, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders' equity), and goodwill of $2,091,000 as of December 31, 2003. For information on goodwill, see Note 2 to the Consolidated Financial Statements.

    United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorize assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 2003, the Corporation's Tier 1 and total risk-based capital ratios were 13.22 percent and 13.81 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 2003. For information on risk-based capital and regulatory guidelines for the Corporation's bank subsidiary, see Note 10 to the Consolidated Financial Statements.

    The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the bank regulators about capital components, risk weightings and other factors. As of December 31, 2003, management believes that each of the Bank and the Corporation meet all capital adequacy requirements to which it is subject.

SUBORDINATED DEBENTURES
-----------------------
    On December 19, 2003 Center Bancorp Statutory Trust II a statutory business trust and wholly-owned subsidiary of Center Bancorp, Inc., issued $5.0 million of MMCapS capital securities to investors due on January 23, 2034. The capital securities qualify as Tier 1 capital. The trust loaned the proceeds of this offering to the Corporation and received in exchange $5.0 million of the Corporation's subordinated debentures. The subordinated debentures are redeemable in whole or part, prior to maturity but after January 23, 2009. The floating interest rate on the subordinate debentures is three-month libor plus 2.85% and reprices quarterly. The rate at December 31, 2003 was 3.99%.

    On December 18, 2001 Center Bancorp Statutory Trust I, a statutory business trust and wholly-owned subsidiary of Center Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on December 18, 2031. The capital securities have preference over the common securities with respect to liquidation and other disturbances and qualify as Tier 1 capital. The subordinated debentures are redeemable in whole or part, prior to maturity but after December 18, 2006. The floating interest rate on the subordinated debentures is three-month libor plus 3.60% and reprices quarterly. The rate at December 31, 2003 was 4.74%.

    The additional capital raised with respect to the issuance of the floating rate capital pass through securities was used to bolster the Corporation's capital and for general corporate purposes, including capital contributions to Union Center National Bank. Additional information regarding the capital treatment of these securities is contained herein on page 58.

    For information regarding certain developments which could impact the treatment of the Corporation's subordinated debentures for regulatory capital purposes, see "Recent Accounting Pronouncements - Consolidation of Variable Interest Entities."

SECURITY MARKET INFORMATION
---------------------------
    The common stock of the Corporation is traded on the NASDAQ Stock Market. The Corporation's symbol is CNBC. As of December 31, 2003, the Corporation had 527 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 2003, the closing market bid and asked price was $19.62-$19.66, respectively.

CENTER BANCORP, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------

    The following table sets forth the high and low bid price, and the dividends declared, on a share of the Corporation's common stock for the periods presented.
                                COMMON STOCK PRICE
                                                               COMMON DIVIDENDS
                             2003               2002                DECLARED
--------------------------------------------------------------------------------
                       HIGH       LOW      HIGH      LOW
                        BID       BID       BID      BID       2003      2002
--------------------------------------------------------------------------------
Fourth Quarter       $21.43    $16.22    $11.92    $9.50    $0.0090    $0.0850
Third Quarter        $19.31    $14.80    $11.70    $9.08    $0.0090    $0.0850
Second Quarter       $17.00    $13.53    $11.38    $9.79    $0.0085    $0.0850
First Quarter        $14.48    $11.88    $13.36    $8.25    $0.0085    $0.0715
--------------------------------------------------------------------------------
                                                            $  0.35    $0.3265
================================================================================

    For information on dividend restrictions and capital requirements which may limit the ability of the Corporation to pay dividends, see Note 13 to the Consolidated Financial Statements. Dividends declared on common stock (on a per common share basis) and common stock prices have been restated to reflect the 2-for-1 common stock split declared April 15, 2003, distributed June 2, 2003 to common shareholders of record May 19, 2003.

LOOKING FORWARD
---------------
    One of the Corporation's primary objectives is to achieve balanced asset and revenue growth, and at the same time expand market presence and diversify its financial products. However, it is recognized that objectives, no matter how focused, are subject to factors beyond the control of the Corporation, which can impede its ability to achieve these goals. The following factors should be considered when evaluating the Corporation's ability to achieve its objectives:
The financial market place is rapidly changing. Banks are no longer the only place to obtain loans, nor the only place to keep financial assets. The banking industry has lost market share to other financial service providers. The future is predicated on the Corporation's ability to adapt its products, provide superior customer service and compete in an ever-changing marketplace.

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

AVERAGE STATEMENTS OF CONDITION WITH INTEREST AND AVERAGE RATES


                                                                          YEARS ENDED  DECEMBER   31,
-------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                               2003                          2002                         2001
-------------------------------------------------------------------------------------------------------------------------------
                                         INTEREST   AVERAGE          INTEREST    AVERAGE          INTEREST    AVERAGE
                                          AVERAGE   INCOME/  YIELD/   AVERAGE    INCOME/  YIELD/   AVERAGE    INCOME/   YIELD/
(TAX-EQUIVALENT BASIS)                    BALANCE   EXPENSE    RATE   BALANCE    EXPENSE    RATE   BALANCE    EXPENSE     RATE
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
INTEREST-EARNING ASSETS:
  Investment securities: (1)
    Taxable                             $ 462,422   $18,013    3.90%  $ 451,867 $ 24,903    5.51% $342,247   $ 22,236     6.50%
    Non-taxable                            71,504     4,205    5.88%     13,694      950    6.94%   10,968        759     6.92%
  Federal funds sold and
    securities purchased under
    agreement to resell                         0         0    0.00%      3,415       59    1.73%    6,771        331     4.89%
  Loans, net of unearned
    income: (2)                           276,457    15,131    5.47%    222,819   14,880    6.68%  205,991     15,301     7.43%
-------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets             810,383    37,349    4.61%    691,795   40,792    5.90%  565,977     38,627     6.82%
===============================================================================================================================
NON-INTEREST EARNING ASSETS:
  Cash and due from banks                  21,720                        18,901                     17,293
  Bank owned life insurance                14,390                        13,738                     11,598
  Other assets                             27,302                        25,220                     15,186
  Allowance for possible
      loan losses                          (2,664)                       (2,336)                    (1,865)
-------------------------------------------------------------------------------------------------------------------------------
  Total non-interest
  earning assets                           60,748                        55,523                     42,212
-------------------------------------------------------------------------------------------------------------------------------
  Total assets                          $ 871,131                     $ 747,318                   $608,189
===============================================================================================================================
LIABILITIES & STOCKHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES:
  Money market deposits                  $ 94,579     1,024    1.08%   $ 96,788    1,798    1.86% $ 78,878      2,042     2.59%
  Savings deposits                        153,856     1,877    1.22%    168,930    3,502    2.07%  118,209      3,438     2.91%
  Time deposits                           147,941     3,881    2.62%    103,772    3,218    3.10%   98,710      4,529     4.59%
  Other interest-bearing
      deposits                             70,522       391     .55%     65,096      703    1.08%   48,590        672     1.38%
  Short term borrowings
    and FHLB advances                     216,615     5,058    2.34%    137,013    4,738    3.46%  119,565      5,304     4.44%
  Subordinated debentures                  10,151       495    4.88%     10,000      563    5.63%      384         22     5.60%
-------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing
  liabilities                             693,664    12,726    1.83%    581,599   14,522    2.50%  464,336     16,007     3.45%
===============================================================================================================================
NON-INTEREST-BEARING LIABILITIES:
  Demand deposits                         120,607                       110,896                     95,213
  Other non-interest bearing
    deposits                                  422                           603                        964
  Other liabilities                         4,479                         5,962                      4,971
-------------------------------------------------------------------------------------------------------------------------------
  Total non-interest bearing
    liabilities                           125,508                       117,461                    101,148
-------------------------------------------------------------------------------------------------------------------------------
  Stockholders' equity                     51,959                        48,258                     42,705
-------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and
       stockholders' equity             $ 871,131                     $ 747,318                   $608,189
-------------------------------------------------------------------------------------------------------------------------------
  Net interest income
      (tax-equivalent basis)                        $24,623                     $ 26,270                     $ 22,620
-------------------------------------------------------------------------------------------------------------------------------
  Net interest spread                                          2.78%                        3.40%                         3.37%
-------------------------------------------------------------------------------------------------------------------------------
  Net interest income as percent
      of earning assets (margin)                               3.04%                        3.80%                         4.00%
-------------------------------------------------------------------------------------------------------------------------------
  Tax-equivalent adjustment (3)                      (1,430)                        (323)                        (258)
-------------------------------------------------------------------------------------------------------------------------------
  Net interest income                               $23,193                     $ 25,947                     $ 22,362
===============================================================================================================================

(1) Average balances for available-for-sale securities are based on amortized cost.
(2) Average balances for loans include loans on non-accrual status.
(3) The tax-equivalent adjustment was computed based on a statutory Federal income tax rate of 34 percent.

CENTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                 DECEMBER 31,
-------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                        2003        2002
-------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (Note 3)                                          $ 16,509    $ 23,220
Investment securities held to maturity (approximate market
  value of $159,989 in 2003 and $219,921 in 2002)                          155,149     214,902
Investment securities available-for-sale                                   364,085     322,717
-------------------------------------------------------------------------------------------------
  Total investment securities (Note 4 and 7)                               519,234     537,619
Loans, net of unearned income (Note 5 and 7)                               349,525     229,051
Less - Allowance for loan losses (Note 5)                                    3,002       2,498
-------------------------------------------------------------------------------------------------
  Net loans                                                                346,523     226,553
Premises and equipment, net (Note 6)                                        15,610      12,976
Accrued interest receivable                                                  4,485       4,439
Bank owned separate account life insurance (Note 1)                         14,614      14,143
Other assets (Note 9)                                                        2,758       2,395
Goodwill (Note 2)                                                            2,091       2,091
-------------------------------------------------------------------------------------------------
      Total assets                                                        $921,824    $823,436
=================================================================================================
LIABILITIES
      DEPOSITS
      Non-interest bearing                                                $120,526    $116,984
      Interest bearing:
       Certificates of deposit $100,000 and over                            58,245      33,396
       Savings and time deposits                                           454,150     465,971
-------------------------------------------------------------------------------------------------
      Total deposits                                                       632,921     616,351
Federal funds purchased and securities sold under agreements to
      repurchase (Note 7)                                                   99,724      75,431
Federal Home Loan Bank advances (Note 7)                                   115,000      65,000
Subordinated debentures (Note 11)                                           15,000      10,000
Accounts payable and accrued liabilities (Notes 8 and 9)                     4,999       5,600
-------------------------------------------------------------------------------------------------
      Total liabilities                                                    867,644     772,382
-------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 15)

STOCKHOLDERS' EQUITY (NOTES 10 AND 14)
PREFERRED STOCK, NO PAR VALUE, AUTHORIZED 5,000,000 SHARES; NONE ISSUED          0           0
COMMON STOCK, NO PAR VALUE:
      Authorized 20,000,000 shares; issued 9,527,219 and 9,499,114
         shares in 2003 and 2002 respectively                               19,405      18,984
Additional paid in capital                                                   4,677       4,562
Retained earnings                                                           33,268      29,863
Treasury stock at cost (1,008,703 and 1,078,404 shares in 2003 and
    2002 respectively)                                                      (3,978)     (4,254)
Restricted stock (Note 8)                                                      (14)       (285)
Accumulated other comprehensive income                                         822       2,184
-------------------------------------------------------------------------------------------------
      Total stockholders' equity                                            54,180      51,054
-------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                          $921,824    $823,436
=================================================================================================

All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEARS ENDED DECEMBER31,
------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                           2003         2002         2001
------------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                                   $15,131      $14,880      $15,301
Interest and dividends on investment securities:
  Taxable interest income                                     17,097       24,199       21,334
  Non-taxable interest income                                  2,775          627          501
  Dividends                                                      916          704          902
Interest on Federal funds sold and securities purchased
  under agreement to resell                                        0           59          331
------------------------------------------------------------------------------------------------
Total interest income                                         35,919       40,469       38,369
------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
  Interest on certificates of deposit $100,000 and over          461          472        1,465
  Interest on other deposits                                   6,712        8,749        9,216
  Interest on borrowings                                       5,553        5,301        5,326
------------------------------------------------------------------------------------------------
Total interest expense                                        12,726       14,522       16,007
------------------------------------------------------------------------------------------------
  Net interest income                                         23,193       25,947       22,362
  Provision for loan losses (Note 5)                             522          360          656
------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses           22,671       25,587       21,706
------------------------------------------------------------------------------------------------
OTHER INCOME:
  Service charges, commissions and fees                        1,683        1,600        1,560
  Other income                                                 1,298        1,143          747
  Gain on securities sold (Note 4)                               266          592          181
------------------------------------------------------------------------------------------------
Total other income                                             3,247        3,335        2,488
------------------------------------------------------------------------------------------------
OTHER EXPENSE:
  Salaries and employee benefits (Note 8)                     10,425        9,452        7,807
  Occupancy, net (Note 15)                                     1,835        1,644        1,509
  Premises and equipment (Notes 6 and 15)                      1,708        1,600        1,486
  Stationery and printing                                        559          583          468
  Marketing and advertising                                      533          576          487
  Other                                                        3,276        3,343        3,459
------------------------------------------------------------------------------------------------
Total other expense                                           18,336       17,198       15,216
------------------------------------------------------------------------------------------------
  Income before income tax expense                             7,582       11,724        8,978
  Income tax expense (Note 9)                                  1,163        3,721        2,967
------------------------------------------------------------------------------------------------
  Net income                                                 $ 6,419      $ 8,003      $ 6,011
------------------------------------------------------------------------------------------------
EARNINGS PER SHARE: (NOTE 1)
  Basic                                                      $   .76      $   .95      $   .75
  Diluted                                                    $   .75      $   .95      $   .72

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic                                                    8,475,394    8,393,482    8,273,564
  Diluted                                                  8,564,147    8,460,964    8,342,516
------------------------------------------------------------------------------------------------

All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CENTER BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


(IN THOUSANDS)                                             YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     ACCUMULATED      TOTAL
                                         COMMON   ADDITIONAL                                               OTHER     STOCK-
                                          STOCK      PAID IN  RETAINED  TREASURY     RESTRICTED    COMPREHENSIVE   HOLDERS'
                                         AMOUNT      CAPITAL  EARNINGS     STOCK          STOCK     INCOME (LOSS)    EQUITY
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000               $11,015      $ 4,049   $28,308   $(4,474)       $   (56)         $   340    $39,182
-------------------------------------------------------------------------------------------------------------------------------
YEAR 2001
Cash dividend                                                   (2,338)                                              (2,338)
Common stock dividend                     3,407                 (3,412)                                                  (5)
Issuance of common stock                    255                                                                         255
Exercise of stock options                                131                 359                                        490
Restricted stock award                                                                      (79)                        (79)
Comprehensive income:
Net income                                                       6,011                                                6,011
Unrealized holding gains on
  securities arising during the
  period (net of taxes of $463)                                                                              899        899
Less reclassification
adjustment
  for gains included in net
  income (net of tax of $62)                                                                                 119       (119)
Net unrealized holding gain on
  securities arising during the
  period (net of tax of $401)                                                                                780        780
Total comprehensive income                                                                                            6,791
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001               $14,677      $ 4,180   $28,569   $(4,115)       $  (135)         $ 1,120    $44,296
-------------------------------------------------------------------------------------------------------------------------------
YEAR 2002
Cash dividend                                                   (2,747)                                              (2,747)
Common stock dividend                     3,970                 (3,962)                                                   8
Issuance of common stock                    337                                                                         337
Exercise of stock options                                212                 312                                        524
Restricted stock award                                   170                  87           (150)                        107
Repurchase of common stock                                                  (538)                                      (538)
Comprehensive income:
Net income                                                       8,003                                                8,003
Unrealized holding gains on
  securities arising during the
  period (net of taxes of                                                                                  1,456
  ($664))
Less reclassification
adjustment
  for losses included in net
  income (net of tax benefit of $200)                                                                        392
Net unrealized holding gain on
  securities arising during the
  period (net of tax of $464)                                                                              1,064      1,064
Total comprehensive income                                                                                            9,067
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2002               $18,984      $ 4,562   $29,863   $(4,254)       $  (285)         $ 2,184    $51,054
-------------------------------------------------------------------------------------------------------------------------------
YEAR 2003
Cash dividend                                                   (3,014)                                              (3,014)
Common stock split                                                                                                        0
Issuance of common stock                    421                                                                         421
Exercise of stock options                                115                 276                                        391
Restricted stock award                                                                      271                         271
Comprehensive income:
Net income                                                       6,419                                                6,419
Unrealized holding losses on
  securities arising during the
  period (net of tax benefit of $611)                                                                     (1,186)
Less reclassification
adjustment
  for gains included in net
  income (net of tax of $90)                                                                                 176
Net unrealized holding loss  on
  securities arising during the
  period (net of tax benefit of $701)                                                                     (1,362)    (1,362)
Total comprehensive income                                                                                            5,057
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2003               $19,405      $ 4,677   $33,268   $(3,978)       $   (14)         $   822    $54,180
-------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED DECEMBER  31,
-----------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                2003             2002          2001
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $ 6,419       $ 8,003       $ 6,011
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
    PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                           1,412         1,494         1,894
Provision for loan losses                                                 522           360           656
Provision for deferred taxes                                             (411)          (46)         (286)
Gains on sale of investment securities available-for-sale                (266)         (592)         (181)
(Increase) decrease in accrued interest receivable                        (46)          103         1,297
Increase in other assets                                                 (423)       (1,199)         (641)
(Decrease) increase in other liabilities                                 (601)          427         1,365
Proceeds from the sale of other real estate owned                           0             0            45
Loss on the sale of other real estate owned                                 0             0             4
Amortization of premium and accretion of
  discount on investment securities, net                                6,054         1,982            84
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              12,660        10,532        10,248
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of investment securities available-for-sale  210,565       213,314       119,742
Proceeds from maturities of investment securities held to maturity    137,337       149,286        98,670
(Purchase) redemption of FHLB and FRB Stock                            (2,840)         (600)          310
Proceeds from sales of investment securities available-for-sale       131,722        44,338        27,660
Purchase of securities available-for-sale                            (387,965)     (369,846)     (204,607)
Purchase of securities held to maturity                               (77,584)     (157,363)     (127,905)
Net increase in loans                                                (120,492)      (17,815)      (12,407)
Property and equipment expenditures, net                               (),046        (2,630)       (3,211)
Purchase of bank owned life insurance                                       0             0       (13,000)
-----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                (113,303)     (141,316)     (114,748)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                                               16,570       118,518        72,537
Net increase in borrowings                                             24,293         3,135        21,034
Increase in FHLB advances                                              50,000         5,000        10,000
Dividends paid                                                         (3,014        (2,747)       (2,338)
Proceeds from issuance of common stock                                  1,083           968           661
Issuance of subordinate debentures                                      5,000             0        10,000
Repurchase of common stock                                                  0          (538)            0
-----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                              93,932       124,336       111,894
-----------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                   (6,711)       (6,448)        7,394
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                         23,220        29,668        22,274
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $16,509       $23,220       $29,668
-----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid on deposits and short term borrowings                   $12,423       $14,440       $16,005
Income taxes                                                          $ 2,022       $ 4,364       $ 2,750
-----------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of Center Bancorp, Inc. (the Corporation) are prepared on the accrual basis and include the accounts of the Corporation and its wholly owned subsidiary, Union Center National Bank (the
Bank). All significant inter-company accounts and transactions have been eliminated from the accompanying consolidated financial statements.

BUSINESS

    The Bank provides a full range of banking services to individual and corporate customers through branch locations in Union and Morris Counties, New Jersey. The Bank is subject to competition from other financial institutions, is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

ESTIMATES

    Center Bancorp's accounting policies conform to accounting principles generally accepted in the United States and prevailing practices within the financial industry. Management must make certain estimates and judgments when determining the amounts presented in its Consolidated Financial Statements and related notes. If these same estimates prove inaccurate, actual results could differ from those reported.

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

INVESTMENT SECURITIES

    The Corporation classifies investments into the following categories: (1) held to maturity securities, for which the Corporation has both the positive intent and ability to hold until maturity, are reported at amortized cost; (2) trading securities, which are purchased and held principally for the purpose of selling in the near term and, are reported at fair value with unrealized gains and losses included in earnings; and (3) available-for-sale securities, which do not meet the criteria of the other two categories, and are reported at fair value, with unrealized gains and losses, net of applicable income taxes, reported as a component of accumulated other comprehensive income, which is included in stockholders' equity and excluded from earnings.

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

STOCK BASED COMPENSATION

    At December 31, 2003 the Corporation has four stock-based employee compensation plans, which are described more fully in Note 8. The Corporation accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

    The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, accounting for Stock-Based Compensation, to our stock option plans.

                                                     YEARS ENDED DECEMBER31,
                                               ---------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         2003        2002        2001
--------------------------------------------------------------------------------
Net income, as reported                        $6,419      $8,003      $6,011
--------------------------------------------------------------------------------
Add: compensation expense recognized for
  restricted stock award, net of related       $    9      $  179      $   81
  tax effect

Deduct: Total Stock-based employee
  compensation expense determined under
  fair value based method all awards,
  net of related tax effects                       61         236        103
--------------------------------------------------------------------------------
Pro forma net income                           $6,367      $7,946      $5,989
--------------------------------------------------------------------------------
Earnings per share:
Basic - as reported                              $.76        $.95        $.73
--------------------------------------------------------------------------------
Basic - pro forma                                $.75        $.95        $.72
--------------------------------------------------------------------------------
Diluted - as reported                            $.75        $.95        $.72
--------------------------------------------------------------------------------
Diluted - pro forma                              $.74        $.94        $.72
================================================================================

EARNINGS PER SHARE

    All common share and per common share amounts have been restated to reflect the two-for-one common stock split distributed on June 2, 2003 and the 5% common stock dividends distributed on June 1, 2002 and in 2001.

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

    Earnings per common share have been computed based on the following:

                                                     YEARS ENDED DECEMBER31,
                                                     -----------------------

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        2003        2002        2001
--------------------------------------------------------------------------------
Net income                                     $6,419      $8,003      $6,011
--------------------------------------------------------------------------------
Average number of common shares outstanding     8,475       8,393       8,274
Effect of dilutive options                         86          60          53
Effect of restricted stock awards                   3           8          16

Average number of common shares outstanding
  used to calculate diluted earnings per
  common share                                  8,564       8,461       8,343
--------------------------------------------------------------------------------
Net income per share
Basic                                            $.76        $.95        $.73
Diluted                                          $.75        $.95        $.72
================================================================================

TREASURY STOCK

    As of December 31, 2003 the Corporation has purchased 52,000 common shares at an average cost per share of $10.34 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 241,500 shares of the Corporation's outstanding common stock.

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

    Disclosure of comprehensive income for the years ended 2003, 2002, and 2001 is presented in the Consolidated Statements of Changes in Stockholders' Equity.

                                                TWELVE MONTHS ENDED DECEMBER31,
                                                -------------------------------

(DOLLARS IN THOUSANDS)                          2003        2002        2001
--------------------------------------------------------------------------------
Net income                                     $6,419      $8,003      $6,011
--------------------------------------------------------------------------------

OTHER COMPREHENSIVE INCOME
  Unrealized holding (losses) gains arising
    during the period, net of taxes            (1,186)      1,456         899
  Less reclassification adjustments for gains
    included in net income (net of taxes)        (176)       (392)       (119)
--------------------------------------------------------------------------------
Other total comprehensive (loss) income        (1,362)      1,064         780
Total comprehensive income                     $5,057      $9,067      $6,791
================================================================================

BANKED OWNED LIFE INSURANCE

    During 2001, the Corporation invested $13.0 million in Bank Owned Life Insurance ("BOLI") to help offset the rising cost of employee benefits. The change in the cash surrender value of the BOLI was recorded as a component of other income and amounted to $798,000 in 2003, $761,000 in 2002 and $382,000 in 2001.

RECLASSIFICATIONS

    Certain reclassifications have been made in the consolidated financial statements for 2002 and 2001 to conform to the classifications presented in 2003.

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS
----------------------------------------

SFAS NO. 142

    In July 2001, the FASB issued Statement No. 142, Goodwill and Other Intangible Assets. Upon adoption of Statement 142, the Corporation was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination. In addition, the Corporation was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. To the extent an intangible asset was identified as having an indefinite useful life, the Corporation was required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss would be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

    In connection with the transitional goodwill impairment evaluation, Statement 142 required the Corporation to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. As of December 31, 2001, the Corporation had $2.1 million in unamortized goodwill with annual amortization of $323,000, which ceased upon the adoption of Statement
142. Accordingly, the December 31, 2002 and 2003 Financial Statements do not include amortization of goodwill. For the year ended December 31, 2001, amortization of goodwill totaled $323,000. If Statement 142 had been adopted on January 1, 2001, net income for the year ended December 31, 2001 would have increased $323,000. Accordingly, basic and diluted earnings per share would have increased $.04 for the year ended December 31, 2001.

SFAS NO. 149

    Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued on April 30, 2003. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a significant effect on the Corporation's consolidated financial statements.

SFAS NO. 150

    The Financial Accounting Standards Board (FASB) has issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position.

    Statement 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is a mandatory redeemable share, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. Statement 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

    In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The initial adoption of Statement 150 did not have an impact on the Corporation's consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

    FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") was issued in January 2003 and was reissued as FASB Interpretation No. 46 (revised December 2003) (FIN 46R). For public entities, FIN 46 or FIN 46R is applicable to all special-purpose entities (SPEs) in which the entity holds a variable interest no later than the end of the first reporting period ending after December 15, 2003. FIN 46 and FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46 and FIN 46R provides guidance on the identification of entities controlled through means other than voting rights. FIN 46 and FIN 46R specifies how a business enterprise should evaluate its interest in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved.

    The Company adopted FIN 46R as of December 31, 2003 and elected to retroactively restate all periods presented. FIN 46R required the Company to deconsolidate its investment in the subsidiary trusts formed in connection with the issuance of trust preferred securities. In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes. As of December 31, 2003, assuming the Company was not allowed to include the $15.0 million in trust preferred securities issued by the subsidiary trusts in Tier 1 capital; the Company would remain "well capitalized." The deconsolidation of the subsidiary trusts results in the Company reporting on its statements of condition the subordinated debentures that have been issued from Center Bancorp to the subsidiary trusts. The adoption of FIN 46 did not have a significant effect on the Company's consolidated financial statements.

    As of December 31, 2003, assuming the Corporation were not allowed to include the $15 million in subordinated debentures issued by Center Bancorp Statutory Trust I and Center Bancorp Statutory Trust II in Tier 1 capital the Corporation would remain "Well Capitalized".

GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS

    In 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The disclosure requirements of FIN 45 were effective for the year ended December 31, 2002 and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. Significant guarantees that have been entered into by the Corporation include standby letters of credits with a total of $14.2 million as of December 31, 2003. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

NOTE 3: CASH AND DUE FROM BANKS
-------------------------------
    The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $72,000 and $563,000 at December 31, 2003 and 2002, respectively.

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 4: INVESTMENT SECURITIES
-----------------------------

    The following tables present information related to the Corporation's portfolio of securities held to maturity and available-for-sale at December 31, 2003 and 2002.

                                                            DECEMBER 31, 2003
-------------------------------------------------------------------------------------------
                                                               GROSS       GROSS  ESTIMATED
                                               AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                              COST       GAINS      LOSSES      VALUE
-------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations   $64,210      $1,009        $368     64,851
Obligations of U.S. states and political
   subdivisions                                   43,771       1,117         346     44,542
FHLB Stock and Other equity securities            47,168       3,448          20     50,596
-------------------------------------------------------------------------------------------
                                                $155,149      $5,574        $734   $159,989
===========================================================================================

                                                            DECEMBER 31, 2003
-------------------------------------------------------------------------------------------
                                                               GROSS       GROSS  ESTIMATED
                                               AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                              COST       GAINS      LOSSES      VALUE
-------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations  $205,596      $  401      $1,569   $204,428
Obligations of U.S. states and political
   subdivisions                                   55,740         508         628     55,620
Other securities                                  33,697       2,424           0     36,121
FHLB Stock and other equity securities            67,805         322         211     67,916
-------------------------------------------------------------------------------------------
                                                $362,838      $3,655      $2,408   $364,085
===========================================================================================

                                                            DECEMBER 31, 2002
-------------------------------------------------------------------------------------------
                                                               GROSS       GROSS  ESTIMATED
                                               AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                              COST       GAINS      LOSSES      VALUE
-------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
U.S. government and federal agency obligations  $125,906      $1,862        $168   $127,600
Obligations of U.S. states and political
   subdivisions                                   28,696         850          58     29,488
FHLB Stock and other equity securities            60,300       2,779         246     62,833
-------------------------------------------------------------------------------------------
                                                $214,902      $5,491        $472   $219,921
===========================================================================================

                                                            DECEMBER 31, 2002
-------------------------------------------------------------------------------------------
                                                               GROSS       GROSS  ESTIMATED
                                               AMORTIZED  UNREALIZED  UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                              COST       GAINS      LOSSES      VALUE
-------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
U.S. government and federal agency obligations  $193,118      $1,320        $318   $194,120
Obligations of U.S. states and political
   subdivisions                                    7,339         440           0      7,779
Other securities                                  58,383       2,173         306     60,250
FHLB Stock and other equity securities            60,568           0           0     60,568
-------------------------------------------------------------------------------------------
                                                $319,408      $3,933        $624   $322,717
===========================================================================================

A portion of the Corporation's investment securities are classified as available-for-sale, approximately 68.6% at December 31, 2003. The available-for-sale securities are reported at fair value with unrealized gains or losses included in equity. Accordingly, the carrying value of such securities reflects their fair value at the balance sheet

##
date. Fair value is based on quoted market price. The remainder of the portfolio is classified as held to maturity and reported at amortized cost.

The following table presents information for investments in securities held to maturity and securities available-for-sale at December 31, 2003, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call options of the issuer. Equity securities held in the available for sale portfolio are included in the due in one year or less category in the table below.

                                         HELD TO MATURITY   AVAILABLE-FOR-SALE
--------------------------------------------------------------------------------
                                                     GROSS      GROSS  ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED       FAIR
(DOLLARS IN THOUSANDS)                     COST      GAINS     LOSSES      VALUE
--------------------------------------------------------------------------------
Due in one year or less               $   6,996  $   7,162   $ 68,000   $ 67,789
Due after one year through five years    21,199     22,432     25,380     26,320
Due after five years through ten years   24,189     24,984     82,410     82,919
Due after ten years                     102,765    105,411    187,048    187,057
--------------------------------------------------------------------------------
Total                                  $155,149   $159,989   $362,838   $364,085
================================================================================

    During 2003, securities sold from the Corporation's available-for-sale portfolio amounted to approximately $131.7 million. The gross realized losses on securities sold amounted to $917,170, while the gross realized gains amounted to $1.2 million in 2003. Securities sold from the Corporation's available-for-sale portfolio during 2002 amounted to $44.3 million with a gross realized gain of $1.1 million and gross realized losses of $536,615. Securities sold from the Corporation's available-for-sales portfolio during 2001 amounted to $27.7 million with a gross realized loss of $138,741 and a gross realized gain of $319,541. These securities were sold in the ordinary course of business.

TEMPORARILY IMPAIRED INVESTMENTS

    Investments whose value is considered to be other than temporarily impaired are written down to fair value as a charge to realized losses. The cost basis of these written down investments is adjusted to fair value at the date the determination of impairment is made. The new cost basis is not adjusted for subsequent recoveries in value. At December 31, 2003 there were no securities that reflected other than temporary impairment and as such no write-downs occurred during 2003.

    We review all securities for potential recognition of other than temporary impairment. We maintain a watch list for the identification and monitoring of securities experiencing problems that required a heightened level of review. This could include credit rating downgrades.

    Our assessment of whether an investment in the portfolio is other than temporary include factors such as whether the issue has defaulted on scheduled payments, announced restructuring and or filed for bankruptcy, has disclosed severe liquidity problems that cannot be resolved, disclosed deteriorating financial condition or sustained significant losses.

    Factors affecting the market price include credits risk, market risk, interest rates, economic cycles, and liquidity risk. The magnitude of any unrealized loss may be affected by the relative concentration of our investments in any one issuer or industry. We have established policies to reduce exposure through diversification of concentration of the investment portfolio and included limits on concentrations to any one issuer. We believe the investment portfolio is prudently diversified.

    At December 31, 2003, there were 114 investment grade investment securities in the portfolio with unrealized loss positions of $2.9 million for 12 months or less (including 111 issues that have unrealized losses that are less than 5% of cost). The individual issues related to the respective categories presented in the table on page 50 were as follows, 8 issues were comprised of U.S. Treasury and Federal Agency Notes, 34 issues were comprised of Federal Agency CMOs, 1 issue was a corporate fixed rate bond, 3 issues were comprised of Federal Agency MBS securities, and 68 issues were comprised of tax- exempt municipal bonds. The FHLB Stock and other equity security category is comprised of stock in the Federal Home Loan Bank of New York, Federal Reserve Bank of New York and money market mutual funds.

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 4: INVESTMENT SECURITIES continued

    The decline in value is related to a change in interest rates and subsequent change in credit spreads required for these issues affecting market price. All issues are performing and are expected to continue to perform in accordance with their respective contractual terms and conditions. Short to intermediate average durations and in certain cases monthly principal payments should reduce further market value exposure to increases in rates.

    At December 31, 2003 there was one investment security that had an unrealized loss, $1,215, greater than 12 months. The issue was a Federal Agency Callable Note. The note is callable in April of 2004 or if not called by the issuer subject to an increase in its coupon rate. The decline in value is related to a change in interest rates an increase in required credit spreads for these securities affecting the market price. This security has performed, and is expected to continue to perform, in accordance with its original contractual terms. The intermediated maturity date of the security and related coupon option should reduce further market value exposure to increases in rates.

    In determining that the securities giving rise to the previously mentioned unrealized losses were not other than temporary, we evaluated the factors cited above, which we consider when assessing whether a security is other than temporarily impaired. In making these evaluations, we must exercise considerable judgment. Accordingly there can be no assurance that the actual results will not differ from our judgments and that such differences may require the future recognition of other-than-temporary impairment charges that could have a material affect on our financial position and results of operations. In addition, the value of, and the realization of any loss on, an investment security is subject to numerous risks as cited above.

      TEMPORARILY IMPAIRED INVESTMENT SUMMARY
---------------------------------------------------------------------------------------------------
                                                          LESS THAN 12 MONTHS   12 MONTHS OR LONGER
---------------------------------------------------------------------------------------------------
                                   TOTAL        TOTAL
                                    FAIR   UNREALIZED       FAIR  UNREALIZED       FAIR  UNREALIZED
DESCRIPTION OF SECURITIES          VALUE       LOSSES      VALUE      LOSSES      VALUE      LOSSES
---------------------------------------------------------------------------------------------------
US  Treasury  obligations and
direct obligations of
  US government                  $ 17,479    $  (547)   $ 15,477    $  (546)     $2,002        $(1)
Federal agency CMO's              107,000     (1,320)    107,000     (1,320)          0          0
Federal agency mortgage
   backed securities               13,656        (70)     13,656        (70)          0          0
Corporate Bonds                     2,980        (20)      2,980        (20)          0          0
  Municipal Tax Exempt             46,647       (974)     46,647       (974)          0          0
  FHLB Stock and other
  equity securities                67,594       (211)     67,594       (211)          0          0
---------------------------------------------------------------------------------------------------
Total temporarily
 impaired securities             $255,356    $(3,142)   $253,354    $(3,141)     $2,002       $(1)
===================================================================================================

NOTE 5: LOANS AND THE ALLOWANCE FOR LOAN LOSSES
-----------------------------------------------
    The following table sets forth the composition of the Corporation's loan portfolio at December 31, 2003 and 2002, respectively:

(DOLLARS IN THOUSANDS)                             2003               2002
--------------------------------------------------------------------------------
Real estate-residential mortgage               $214,482           $119,674
Real estate-commercial                           98,444             73,723
Commercial and industrial                        28,863             30,758
Installment                                       7,736              4,707
All other                                             0                189
--------------------------------------------------------------------------------
Total                                          $349,525           $229,051
================================================================================

    At December 31, 2003 and 2002 loans to officers and directors aggregated approximately $4,283,000 and $3,868,000 respectively. During the year ended December 31, 2003, the Corporation made new loans to officers and directors in the amount of $2,975,000; payments by such persons during 2003 aggregated $2,560,000. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.

    A summary of the activity in the allowance for loan losses is as follows:
(DOLLARS IN THOUSANDS)                           2003       2002        2001
--------------------------------------------------------------------------------
Balance at the beginning of year               $2,498     $2,191      $1,655
Provision for loan losses                         522        360         656
Loans charged-off                                 (39)      (117)       (127)
Recoveries on loans previously charged-off         21         64           7
--------------------------------------------------------------------------------
Balance at the end of year                     $3,002     $2,498      $2,191
================================================================================

    Total non-performing assets are comprised of the outstanding balances of accruing loans which are 90 days or more past due as to principal or interest payments, non-accrual loans and other real estate owned. Total non-performing assets at December 31, 2003, 2002 and 2001 were as follows:

(DOLLARS IN THOUSANDS)                           2003       2002         2001
--------------------------------------------------------------------------------
Loans past due in excess of 90 days and still
   accruing                                      $  0       $  0         $  8
Non-accrual loans                                  26        229          109
Other real estate owned                             0          0            0
--------------------------------------------------------------------------------
Total non-performing assets                      $ 26       $229         $117
================================================================================

    The amount of interest income that would have been recorded on non-accrual loans in 2003, 2002 and 2001 had payments remained in accordance with the original contractual terms approximated $1,700, $11,000 and $1,000 respectively, while no interest income was received on these types of assets in 2003, 2002 and 2001.

    At December 31, 2003, total impaired loans were approximately $358,000 compared to $175,000 at December 31, 2002 and $1,859,000 at December 31, 2001. The reserves allocated to such loans in 2003, 2002 and 2001 were $6,000, $1,000 and $279,000. Although classified as substandard at December 31, 2003, the impaired loans were current with respect to principal and interest payments. The Corporation's total average impaired loans were $377,000 during 2003, $1,835,000 during 2002 and $1,897,000 during 2001. Interest income on impaired loans totaled $22,000 in 2003, $156,000 in 2002 and $161,000 in 2001.

    At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.

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

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 6: BANK PREMISES AND EQUIPMENT
-----------------------------------

    Bank premise and equipment are summarized as follows:

(DOLLARS IN THOUSANDS)                                 2003        2002
--------------------------------------------------------------------------------
Land                                                 $3,447      $2,403
Buildings                                            10,355       8,394
Furniture, fixtures and equipment                    12,487      11,914
Leasehold improvements                                1,457       1,457
================================================================================
Subtotal                                             27,746      24,168
--------------------------------------------------------------------------------
Less accumulated depreciation and amortization       12,136      11,192
--------------------------------------------------------------------------------
Total                                               $15,610     $12,976
================================================================================

    Depreciation expense for the three years ended December 31, 2003 amounted to $1,412,151 in 2003, $1,338,530 in 2002 and $1,276,465 in 2001, respectively.

NOTE 7: FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

    At December 31, 2003 and 2002, advances from the Federal Home Loan Bank of New York (FHLB) amounted to $115,000,000 and $65,000,000, respectively. The FHLB advances had a weighted average interest rate of 3.50 percent and 5.32 percent at December 31, 2003 and December 31, 2002, respectively. These advances are secured by pledges of FHLB stock, 1-4 family residential mortgages and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of the FHLB and at December 31, 2003, and 2002 are contractually scheduled for repayment as follows:

(DOLLARS IN  THOUSANDS)                                2003           2002
--------------------------------------------------------------------------------
2010                                                $50,000        $50,000
2011                                                 10,000         10,000
2012                                                  5,000          5,000
2113                                                 50,000              0
--------------------------------------------------------------------------------
Total                                              $115,000        $65,000
================================================================================

    Other borrowings consisting of securities sold under agreements to repurchase had average balances of $97,125,000, $72,909,000, and $59,425,000, for the years ended December 31, 2003, 2002 and 2001, respectively. The maximum amount outstanding at any month end during 2003, 2002 and 2001, respectively, was $111,358,000, $85,110,000 and $90,079,000. The average interest rate paid on securities sold under agreements to repurchase were 0.96%, 1.63%, and 3.30% for the years ended December 31, 2003, 2002 and 2001, respectively.

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

    In 1999, the Corporation adopted a Director's Retirement Plan, which is designed to provide retirement benefits for members of the Board of Directors. The expense associated with the plan amounted to $63,000 in 2003, $63,000 for 2002 and $70,200 in 2001, and is included in non-interest expense.

    The following table sets forth changes in projected benefit obligation, changes in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation's pension plans at December 31, 2003 and 2002.

CHANGE IN BENEFIT OBLIGATION (DOLLARS IN THOUSANDS)          2003        2002
--------------------------------------------------------------------------------
Projected benefit obligation at beginning of year          $7,660      $6,348
   Service cost                                               660         476
   Interest cost                                              507         450
   Actuarial loss                                             630         634
   Benefits paid                                             (330)       (248)
--------------------------------------------------------------------------------
Projected benefit obligation at end of year                $9,127      $7,660
================================================================================

CHANGE IN PLAN ASSETS
--------------------------------------------------------------------------------
Fair value of plan assets at beginning year                $4,393      $4,477
   Actual return on plan assets                               810        (443)
   Employer contributions                                     600         607
   Benefits paid                                             (330)       (248)
------------------------------------------------------ -------------------------
   Fair value of plan assets at end of year                $5,473      $4,393
====================================================== =========================
   Funded status                                          $(3,654)    $(3,267)
   Unrecognized net asset                                       0           0
   Unrecognized prior service cost                             66          81
   Unrecognized net actuarial loss                          1,841       1,793
--------------------------------------------------------------------------------
Accrued benefit cost                                      $(1,747)    $(1,393)
================================================================================

The net periodic pension cost for 2003, 2002 and 2001 includes the following components.

(DOLLARS IN THOUSANDS)                             2003       2002       2001
--------------------------------------------------------------------------------
Service cost                                       $676       $476       $373
Interest cost                                       507        450        414
Expected return on plan assets                     (386)      (383)      (377)
Net amortization and deferral                       157         46        (18)
--------------------------------------------------------------------------------
Net periodic pension expense                       $954       $589       $392
================================================================================

    The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.

                                                   2003       2002       2001
--------------------------------------------------------------------------------
Discount rate                                     6.25%      6.75%      7.25%
Rate of compensation increase                     4.75%      5.25%      5.75%
Expected long-term rate of return on plan assets  8.00%      8.00%      8.00%
================================================================================

    The following information is provided.

                                                          AT DECEMBER 31,
(DOLLARS IN THOUSANDS)                             2003                  2002
-------------------------------------------------------------------------------
INFORMATION FOR PLANS WITH AN ACCUMULATED
BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS
-------------------------------------------------------------------------------
Projected benefit obligation                     $9,127                $7,660
Accumulated benefit obligation                    6,777                 5,530
Fair value of plan assets                         5,473                 4,393
--------------------------------------------------------------------------------
ASSUMPTIONS
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATION AT DECEMBER 31
--------------------------------------------------------------------------------
Discount rate                                     6.25%                 6.75%
Rate of compensation increase                     4.75%                 5.25%
--------------------------------------------------------------------------------

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE
NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER
--------------------------------------------------------------------------------
Discount rate                                     6.75%                 7.25%
Expected long-term return on plan assets          8.00%                 8.00%
Rate of compensation increase                     5.25%                 5.75%
--------------------------------------------------------------------------------

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 8: PENSION AND BENEFITS continued

    The process of determining the overall expected long-term rate of return on plan assets begins with a review of appropriate investment data, including current yields on fixed income securities, historical investment data, historical plan performance and forecasts of inflation and future total returns for the various asset classes. This data forms the basis for the construction of a best-estimate range of real investment return for each asset class. An average, weighted real-return range is computed reflecting the Plan's expected asset mix, and that range, when combined with an expected inflation range produces an overall best-estimate expected return range. Specific factors such as the Plan's investment policy, reinvestment risk and investment volatility are taken into consideration during the construction of the best estimate real return range, as well as in the selection of the final return assumption from within the range.

PLAN ASSETS

    The Union Center National Bank Pension Trust's weighted-average asset allocation at December 31, 2003, and 2002, by asset category, is as follows:

ASSET CATEGORY                        2003    2002
--------------------------------------------------
Equity securities                      79%     72%
Debt and/or Fixed Income Securities    20%     26%
Real Estate                             0%      0%
Other                                   1%      2%
--------------------------------------------------
  Total                               100%    100%
==================================================

    The general investment policy of the Pension Trust is for the fund to experience growth in assets that will allow the market value to exceed the value of benefit obligations over time. Appropriate diversification on a total fund basis is achieved by following an allowable range of commitment within asset category, as follows;

ASSET CATEGORY                       RANGE  TARGET
--------------------------------------------------
Equity securities                    15-80%    75%
Debt and/or Fixed Income Securities  20-65%    25%
International Equity                  0-10%     0%
Short Term                            0-40%   0-5%

    The investment manager is not authorized to purchase, acquire or otherwise hold certain types of market securities (subordinate bonds, commodities, real estate investment trusts, limited partnerships, naked puts, naked calls, stock index futures, oil gas or mineral exploration ventures, unregistered securities) or to employ certain types of market techniques (margin purchases, short sales) or to mortgage, pledge, hypothecate, or in any manner transfer as security for indebtedness, any security owned or held by the Plan.

CASH FLOWS

CONTRIBUTIONS

    The Bank expects to contribute $760,000 to its Pension Trust in 2004.

ESTIMATED FUTURE BENEFIT PAYMENTS

    The following benefit payments, which reflect expected future service, as appropriate, that are expected to be paid in each year 2004, 2005, 2006, 2007, 2008 and years 2009-2013, respectively are $273,600, $273,300, $280,200,
$320,300, $540,200, and $3,309,900.

401K BENEFIT PLAN

    The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Bank. The Corporation's contributions to the plan are limited to fifty percent of a matching percentage of each employee's contribution up to six percent of the employee's salary. For 2003, 2002, and 2001, employer contributions amounted to $115,000, $103,000 and $92,000, respectively.

STOCK OPTION PLANS

    The Corporation's Stock Option Plans permit Center Bancorp, Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiary. The options granted under the plans are intended to be either Incentive Stock Options or Non-qualified Options. Under the 1999 Employee Stock Incentive Plan, an aggregate of 263,359 shares remain available under the plan and are authorized for issuance. Such shares may be treasury shares, newly issued shares or a combination thereof. This Plan also authorizes the grant of restricted stock awards.

    Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant. Change in options outstanding during the past three years were as follows: Change in options outstanding during the past three years were as follows:

                                                          EXCERCISE PRICE RANGE
STOCK OPTION PLAN                                  SHARES       PER SHARE
--------------------------------------------------------------------------------
Outstanding, December 31, 2000,
   (279,028 shares exercisable)                    343,146              $4.98
Granted during 2001                                 68,916              $8.93
Exercised during 2001                              (71,612)             $5.35
Expired or canceled during 2001                     (1,494)             $7.03
--------------------------------------------------------------------------------
Outstanding, December 31, 2001,
   (228,016 shares exercisable)                    338,956              $4.98
Granted during 2002                                 28,000
Exercised during 2002                              (91,072)             $4.98
Expired or canceled during 2002                     (1,616)             $7.03
--------------------------------------------------------------------------------
Outstanding, December 31, 2002
   (179,702 shares exercisable)                    274,268    $4.98 to $10.38
Granted during 2003                                 34,458             $17.50
Exercised during 2003                             (69,701)    $4.98 to $10.38
Expired or canceled during 2003                    (1,849)             $7.029
================================================================================
Outstanding, December 31, 2003
   (160,464 shares exercisable)                    237,176    $4.98 to $17.50
===============================================================================

FAIR VALUE OF STOCK OPTIONS GRANTS

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the grants of options in 2003, 2002 and 2001

    The following weighted average assumptions were used to determine the fair value of the options

GRANTED IN 2003:

   o  Dividend yield of 2.73%
   o  Expected volatility of 35.8%
   o  Risk-free interest rate of 3.51% based upon equivalent-term Treasury Rates
   o Expected options lives of 6 years, which were contractual lives at the date of grant

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

    The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 2003, 2002 and 2001.

                                    2003                 2002                 2001
----------------------------------------------------------------------------------------------
                             OPTIONS    WEIGHTED  OPTIONS    WEIGHTED  OPTIONS    WEIGHTED
                             GRANTED     AVERAGE  GRANTED     AVERAGE  GRANTED     AVERAGE
                                      FAIR VALUE           FAIR VALUE           FAIR VALUE
----------------------------------------------------------------------------------------------
Incentive stock options           0        $0.00        0       $0.00        0       $0.00
Non-qualifying stock options      0        $0.00   28,000       $2.88        0       $0.00
Director's plan              34,458        $5.86        0       $0.00   68,918       $2.09
----------------------------------------------------------------------------------------------
Total                        34,458        $5.86   28,000       $2.88   68,918       $2.09
==============================================================================================

    Restricted stock may be awarded to key employees providing for the immediate award of the Corporation's common stock subject to certain vesting and other restrictions. During 2003, there were no awards of restricted stock made. During 2002, 11,000 shares were awarded and issued from Treasury shares. During 2001, 5,000 shares were awarded and issued from Treasury shares. The amount of compensation costs related to restricted stock awards included in salary expense was approximately $14,000, in 2003 $257,000 in 2002, and $107,500 in 2001. As of
December 31, 2003, 40,521 shares of the restricted stock awards were vested.

NOTE 9: INCOME TAXES
--------------------

    The current and deferred amounts of income tax expense for the years ended December 31, 2003, 2002 and 2001, respectively, are as follows:

(DOLLARS IN THOUSANDS)                             2003       2002       2001
--------------------------------------------------------------------------------
CURRENT:
Federal                                          $1,312     $3,487     $3,129
State                                               262        280        124
--------------------------------------------------------------------------------
                                                  1,574      3,767      3,253
================================================================================
DEFERRED:
Federal                                             248         (7)      (249)
State                                              (659)       (39)       (37)
--------------------------------------------------------------------------------
                                                   (411)       (46)      (286)
--------------------------------------------------------------------------------
Income tax expense                               $1,163     $3,721     $2,967
================================================================================

    The amount of income tax included in comprehensive income was $424,000, $1,125,000, and $733,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

    Reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:

(DOLLARS IN THOUSANDS)                             2003       2002       2001
--------------------------------------------------------------------------------
Income before income tax expense                 $7,582    $11,724     $8,978
Federal statutory rate                               34%        34%        34%
Compute "expected" Federal income tax expense     2,578      3,986      3,053
State tax net of Federal tax benefit               (262)       180         57
Decrease in valuation allowance                       0          0          0
Bank owned life insurance                          (271)      (259)      (130)
Tax-exempt interest and dividends                  (971)      (222)      (177)
Goodwill                                              0          0        110
Other, net                                           89         36         54
--------------------------------------------------------------------------------
Income tax expense                               $1,163     $3,721     $2,967
================================================================================

    The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 2003 and 2002 are presented below:

(DOLLARS IN THOUSANDS)                             2003                  2002
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
   Allowance for loan losses                       $885                  $703
   Pension expense                                  817                   783
   Organization cost                                 17                    37
   Other                                             88                     0
   NJ NOL and AMA credits                           387                     0
--------------------------------------------------------------------------------
   Total gross deferred tax asset                $2,194                $1,523
================================================================================
DEFERRED TAX LIABILITIES:
   Depreciation                                    $401                  $264
   Market discount accretion                          0                    47
   Deferred fee expense-mortgages                   416                   241
   Unrealized gains on securities
      available-for-sale                            424                 1,125
   Other                                              0                     5
--------------------------------------------------------------------------------
   Total gross deferred tax liabilities           1,241                 1,682
--------------------------------------------------------------------------------
   Net deferred tax asset (liability)              $953                 $(159)
================================================================================

    Based on the Corporation's historical and current pre-tax earnings and the availability of net operating loss carry-backs on a Federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 2003 and 2002, respectively.

NOTE 10: REGULATORY CAPITAL REQUIREMENTS
----------------------------------------
    FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2003, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.00%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.00% and 8.00%, respectively.

    Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of financial institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly under-capitalized and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.00%; a Tier 1 risk-based capital ratio of at least 6.00%; and a total risk-based capital ratio of at least 10.00%.

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
NOTE 10: REGULATORY CAPITAL REQUIREMENTS continued

    The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.

    As of December 31, 2003, management believes that the Bank meets all capital adequacy requirements to which it is subject and is a well-capitalized institution under the prompt corrective action regulations.

    The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution:

                                              FDIC REQUIREMENTS
--------------------------------------------------------------------------------
                              UNION CENTER                   FOR CLASSIFICATION
                                NATIONAL      MINIMUM CAPITAL      AS WELL
                              BANK ACTUALS        ADEQUACY       CAPITALIZED
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)      AMOUNT    RATIO    AMOUNT  RATIO    AMOUNT  RATIO
--------------------------------------------------------------------------------
December 31, 2003
Leverage (Tier 1) capital   $59,630   6.70%   $35,615  4.00%   $44,519   5.0%
--------------------------------------------------------------------------------
RISK-BASED CAPITAL:
   Tier 1                    59,630  11.99%    19,899  4.00%    29,848   6.0%
   Total                     62,632  12.59%    39,798  8.00%    49,747  10.0%
--------------------------------------------------------------------------------
December 31, 2002
Leverage (Tier 1) capital   $52,749   6.78%   $31,136  4.00%   $38,920   5.0%
--------------------------------------------------------------------------------
RISK-BASED CAPITAL:
   Tier 1                    52,749  11.34%    18,608  4.00%    27,912   6.0%
   Total                     55,247  11.88%    37,216  8.00%    46,251  10.0%
================================================================================


CAPITAL RATIOS FOR CENTER BANCORP, INC
                                       AS OF  MINIMUM                     AS OF    STATUTORY
                                DECEMBER 31, REQUIRED         WELL  DECEMBER 31,     MINIMUM
(DOLLARS IN THOUSANDS)         2003     2002   AMOUNT  CAPITALIZED         2003      CAPITAL
--------------------------------------------------------------------------------------------
Tier 1 Leverage               7.44%    7.29%    4.00%        5.00%      $66,266      $31,146
Tier 1 Risk-Based Capital    13.22%   12.20%    4.00%        6.00%      $66,266      $18,618
Total Risk-Based Capital     13.81%   12.73%    8.00%       10.00%      $59,271      $40,113
============================================================================================

NOTE 11: CORPORATION - SUBORDINATED DEBENTURES OF THE CORPORATION
-----------------------------------------------------------------
    During 2001 and 2003, the Corporation formed statutory business trusts, which exist for the exclusive purpose of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust securities in junior subordinated deferrable interest debentures (subordinated debentures) of the Corporation; and
(iii) engaging in only those activities necessary or incidental thereto. These subordinated debentures and the related income effects are not eliminated in the consolidated financial statements as the statutory business trusts are not consolidated in accordance with FASB interpretation No.46 "Consolidation of Variable interest Entities." Distributions on the subordinated debentures owned by the subsidiary trusts below have been classified as interest expense in the Consolidated Statement of Income.

    The Corporation issued $10.0 million in 2001 and $5.0 million in 2003 of subordinated debentures. These securities are included as a component of Tier 1 Capital for regulatory purposes. The Tier 1 leverage capital ratio was 7.44 percent at December 31, 2003

    The following table summarizes the subordinated debentures of the Corporation's subsidiary trusts at December 31, 2003.

                                                                                Redeemable By
Issuance Date  Securities Issued  Liquidation Value   Coupon Rate   Maturity    Issuer Beginning
--------------------------------------------------------------------------------------------------
12/18/01       $10,000,000        $1,000 per Capital  Floating      12/18/2031  12/18/2006
                                  Security            3-month
                                                      LIBOR + 360
                                                      Basis Points
                                                                                Redeemable By
Issuance Date  Securities Issued  Liquidation Value   Coupon Rate   Maturity    Issuer Beginning
--------------------------------------------------------------------------------------------------
12/19/03       $5,000,000         $1,000 per Capital  Floating      1/23/2034   1/23/2009
                                  Security            3-month
                                                      LIBOR +285
                                                      Basis Points

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------
    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments: The carrying amounts for cash and cash-equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of investment securities is estimated based on bid quotations received from securities dealers. Stock of the Federal Home Loan Bank of New York is carried at cost.

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

    The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, if equal to the amount payable on demand as of December 31, 2003 and 2002. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

    The fair value estimates of commitments to extend credit and standby letters of credit are deemed immaterial. Short-term borrowings that mature within six months have fair values equal to their carrying value.

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

     The estimated fair value of the Corporation's financial instruments is as follows:

                                                  DECEMBER 31,
--------------------------------------------------------------------------------
                                              2003                  2002
--------------------------------------------------------------------------------
                                     CARRYING      FAIR    CARRYING      FAIR
(DOLLARS IN THOUSANDS)                 AMOUNT     VALUE      AMOUNT     VALUE
--------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and cash equivalents            $ 16,509  $ 16,509    $ 23,220  $ 23,220
Investments Available-for-Sale        364,085   364,085     322,717   322,717
Investments Held to Maturity          155,149   159,989     214,902   219,921
Net loans                             346,523   351,876     226,553   232,442
FINANCIAL LIABILITIES:
--------------------------------------------------------------------------------
Non-interest bearing deposits         120,526   120,526     116,984   116,984
Interest-bearing deposits             512,395   499,126     499,367   502,171
Federal funds purchased,
securities sold under
   agreement to repurchase and FHLB
   advances                           214,724   223,415     140,431   149,525
Subordinated debentures              $ 15,000  $ 14,962    $ 10,000  $ 10,000
================================================================================

NOTE 13: PARENT CORPORATION ONLY FINANCIAL STATEMENTS
-----------------------------------------------------
    Center Bancorp, Inc. operates its wholly owned subsidiary, Union Center National Bank. The earnings of those subsidiary are recognized by the Corporation using the equity method of accounting. Accordingly, earnings are recorded as increases in the Corporation's investment in the subsidiaries and dividends paid reduce the investment in the subsidiaries. The ability of the Corporation to pay dividends will largely depend upon the dividends paid to it by the Bank. Dividends payable by the Bank to the Corporation are restricted under supervisory regulations (see Note 14).

    Condensed financial statements of the Parent Corporation only are as follows:

CONDENSED STATEMENTS OF CONDITION
                                                       At DECEMBER 31,
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                             2003       2002       2001
--------------------------------------------------------------------------------
ASSETS
   Cash and cash equivalents                   $  6,207   $  3,881   $  4,193
   Investment in subsidiary                      62,546     57,025     50,163
   Other investments                                308        310        310
   Other assets                                     766        970        900
--------------------------------------------------------------------------------
   Total assets                                $ 69,827   $ 62,186   $ 55,566
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
   Other liabilities                           $    647   $    822   $    960
   Subordinated debentures                       15,000     10,310     10,310
   Stockholders' equity                          54,180     51,054     44,296
--------------------------------------------------------------------------------
   Total liabilities and stockholders' equity  $ 69,827   $ 62,186   $ 55,566
================================================================================
CONDENSED STATEMENTS OF INCOME
                                                FOR YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                             2003       2002       2001
--------------------------------------------------------------------------------
INCOME
   Dividend income from subsidiary             $  3,050   $  2,827   $  1,937
   Management fees                                   61         96         32
--------------------------------------------------------------------------------
   Total Income                                   3,111      2,923      1,969
Expenses                                           (573)      (718)      (285)
--------------------------------------------------------------------------------
   Net income before equity in earnings
      of subsidiary                               2,538      2,205      1,684
   Undistributed equity in earnings of
      subsidiary                                  3,881      5,798      4,327
--------------------------------------------------------------------------------
Net Income                                     $  6,419   $  8,003   $  6,011
================================================================================
CONDENSED STATEMENTS OF CASH FLOWS
                                                FOR YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                             2003       2002       2001
--------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                     $  6,419   $  8,003   $  6,011
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Undistributed equity in earnings of
         subsidiary                              (3,881)    (5,798)    (4,327)
      Other, net                                   (281)       (93)       (26)
--------------------------------------------------------------------------------
    Net cash provided by operating activities     2,257      2,112      1,658
================================================================================
INVESTING ACTIVITIES:
   Investments in subsidiaries                   (3,000)         0     (6,000)
--------------------------------------------------------------------------------
      Net cash used in investing activities      (3,000)         0     (6,000)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Cash dividends                                   (3,014)    (2,747)    (2,338)
Proceeds from exercise of stock options             662        524        490
Proceeds from issuance of common stock              421        337        255
Proceeds from issuance of subordinated
   debentures                                     5,000          0     10,000
Purchase of Treasury Stock                            0       (538)         0
--------------------------------------------------------------------------------
      Net cash provided by (used in) financing
         activities                               3,069     (2,424)     8,407
--------------------------------------------------------------------------------
Increase (decrease) in cash and cash
   equivalents                                    2,326       (312)     4,065
Cash and cash equivalents at
   beginning of year                              3,881      4,193        128
--------------------------------------------------------------------------------
Cash and cash equivalents at the end of year   $  6,207   $  3,881   $  4,193
================================================================================

CENTER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

NOTE 14: DIVIDENDS AND OTHER RESTRICTIONS
-----------------------------------------
    Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the Bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the capital of the Bank. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits for that year combined with the retained profits for the two preceding years. At December 31, 2003, approximately $15.9 million was available for the payment of dividends.

NOTE 15: COMMITMENTS, CONTINGENCIES AND
CONCENTRATIONS OF CREDIT RISK
-----------------------------
    In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $76,582,669, ($71,005,495 subject to variable rate indices and $5,577,174 fixed rate commitments) as of December 31, 2003. Standby letters of credit, which are not reflected in the accompanying consolidated financial statements, totaled $14,155,131 and $14,716,000 as of December 31, 2003 and 2002, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument.

    Corporation controls the credit risk, of these financial instruments through credit approvals, limits and monitoring procedures. To minimize potential credit risk the Corporation generally requires collateral and other credit-related terms and conditions from the customer. In the opinion of management, the financial condition of the Corporation will not be materially affected by the final outcome of these commitments and contingent liabilities.

    A substantial portion of the Bank's loans is represented by one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectability of a substantial portion of the loan portfolio of the Bank is susceptible to changes in the real estate market.

    Other expenses include rentals for premises and equipment of $393,740 in 2003, $390,519 in 2002 and $371,493 in 2001. At December 31, 2003, Center
Bancorp, Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 2004 through 2008 are $396,065, $409,304, $423,208, 459,982 and $459,982 respectively. Minimum rentals due 2009 and after are $881,807.

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

NOTE 16: QUARTERLY FINANCIAL INFORMATION
CENTER BANCORP, INC., (UNAUDITED)
---------------------------------

                                                      2003
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)          4TH QUARTER 3RD QUARTER 2ND QUARTER 1ST QUARTER
--------------------------------------------------------------------------------
Total interest income               $9,253      $8,152      $9,076      $9,438
Total interest expense               3,173       3,111       3,207       3,235
Net interest income                  6,080       5,041       5,869       6,203
Provision for loan losses              260         103          79          80
Other income                           741         825         742         939
Other expense                        4,575       4,415       4,613       4,733
Income before income taxes           1,986       1,348       1,919       2,329
Net income                           1,711       1,515       1,507       1,686
Earnings per share:
Basic                                $0.20       $0.18       $0.18       $0.20
Diluted                              $0.20       $0.18       $0.18       $0.20
Weighted average common shares
outstanding:
Basic                            8,514,542   8,480,651   8,465,762   8,440,622
Diluted                          8,601,830   8,570,874   8,544,098   8,529,786
================================================================================

                                                      2002
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)          4TH QUARTER 3RD QUARTER 2ND QUARTER 1ST QUARTER
--------------------------------------------------------------------------------
Total interest income               $9,565     $10,242     $10,284     $10,378
Total interest expense               3,450       3,784       3,611       3,677
Net interest income                  6,115       6,458       6,673       6,701
Provision for loan losses               90          90          90          90
Other income                           864         919         737         815
Other expense                        4,341       4,185       4,217       4,455
Income before income taxes           2,548       3,102       3,103       2,971
Net income                           1,777       2,104       2,087       2,035
Earnings per share:
Basic                               $ 0.21       $0.25       $0.25       $0.25
Diluted                             $ 0.21       $0.25       $0.25       $0.24
Weighted average common shares
outstanding:
Basic                            8,406,182   8,425,730   8,395,686   8,346,330
Diluted                          8,477,248   8,488,768   8,462,380   8,415,460
================================================================================

KPMG
New Jersey Headquarters
150 John F. Kennedy
Parkway Short Hills, NJ
07078

                          INDEPENDENT AUDITORS' REPORT

    The Board of Directors and Stockholders Center Bancorp, Inc.:

    We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

    As disclosed in Note 2 of the Notes to the Consolidated Financial Statements, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.


                                        /s/  KPMG LLP
                                        ------------------------



Short Hills, New
Jersey February 27, 2004

CENTER BANCORP, INC.

STOCKHOLDERS' INFORMATION

CORPORATE HEADQUARTERS                FINANCIAL INFORMATION
                                      AND FORM 10K
Center Bancorp, Inc.
2455 Morris Avenue                    Persons may obtain a copy,
Union, NJ 07083                       free of charge, of the Center
1-800-862-3683                        Bancorp, Inc. 2003 Annual
www.centerbancorp.com                 Report and Form 10K (excluding
www.ucnb.com                          exhibits) as filed with the
                                      Securities and Exchange
ANNUAL SHAREHOLDERS' MEETING          Commission. Investors,
                                      Security Analysts and others
The annual shareholders'              desiring financial information
meeting of Center Bancorp,            or a copy of such report
Inc. will be held at 10:00            should contact:
A.M. on Tuesday, April 20,              Anthony C. Weagley
2004 at Suburban Golf Club,             Vice President and Treasurer
1730 Morris Avenue, Union,              1-800-862-3683
New Jersey.
                                      SHAREHOLDER INQUIRIES
DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN                   For information regarding your
                                      shares of common stock of
Center Bancorp, Inc. offers           Center Bancorp, Inc., please
its shareholders a convenient         contact:
plan to increase their                  Anthony C. Weagley
investment in the Company.              Vice President and Treasurer
Through the Dividend                    1-800-862-3683
Reinvestment and Stock
Purchase Plan, holders of             STOCK LISTING
stock may have their quarterly
dividends automatically               NASDAQ Stock Market - CNBC
reinvested in additional              Center Bancorp, Inc. Common
common shares without                 Stock is traded on the NASDAQ
brokerage fees, commissions or        Stock Market under the Symbol
service charges. Shareholders         CNBC. Daily stock quotes
not enrolled in this plan, as         appear in some newspapers
well as brokers and custodians        under: CtrBcp, CenterBc, and
who hold stock in Center              CenterBcp.
Bancorp, Inc. may enroll in
the plan by contacting Anthony        REGISTRAR AND TRANSFER AGENT
C. Weagley, Vice President and
Treasurer, 1-800-862-3683.            Registrar and Transfer Company
                                      10 Commerce Drive
                                      Cranford, New Jersey 07016

LOCATIONS

UNION

MAIN OFFICE                             BERKELEY HEIGHTS
2455 Morris Avenue                      BERKELEY HEIGHTS
Union, NJ 07083                         BANKING CENTER
(908) 688-9500 Lobby,                   512 Springfield Avenue
Drive-Up and ATM                        Berkeley Heights, NJ 07922
                                        Lobby, Drive-Up and ATM
CENTER OFFICE
2003 Morris                             MADISON
Avenue Union, NJ 07083                  MADISON BANKING CENTER
Lobby and ATM                           300 Main Street
                                        Madison, NJ 07940
STOWE STREET                            Lobby, Drive-Up and ATM
2022 Stowe Street
Union, NJ 07083                         MORRISTOWN
Drive-Up, Walk-Up and ATM               MORRISTOWN BANKING CENTER
                                        84 South Street
FIVE POINTS                             Morristown, NJ 07960
356 Chestnut Street                     Lobby and ATM
Union, NJ 07083
Lobby, Drive-Up and ATM                 TOWN HALL BANKING CENTER
                                        214 South Street
CAREER CENTER                           Morristown, NJ 07960
Union High School                       Lobby, Drive-Up and ATM
North Third Street
Union, NJ 07083                         SPRINGFIELD
Lobby                                   SPRINGFIELD BANKING CENTER
                                        783 Mountain Avenue
AUTO BANKING CENTER                     Springfield, NJ 07081
Bonnel Court                            Lobby, Drive-Up and ATM
Union, NJ 07083
Drive-Up, Walk-Up and ATM               SUMMIT
                                        SUMMIT BANKING CENTER
UNION HOSPITAL                          392 Springfield
1000 Galloping Hill                     Avenue Summit, NJ 07901
Road Union, NJ 07083                    Lobby and ATM
ATM
                                        VAUXHALL/MILLBURN
UNION TRAIN STATION                     MILLBURN MALL
900 Green Lane                          BANKING CENTER
Union, NJ 07083                         2933 Vauxhall Road
ATM                                     Vauxhall, NJ 07088
                                        Lobby and ATM