Form 10-K, Exhibit 13
period 2005-12-31
CENTER BANCORP INC
filed 2006-03-15
CIK 712771

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2005	2004	Percent Change

Net Interest Income	$27,207	$26,081	4.32
Provision for Loan Losses	—	752	(100.00)
Total other income, including gain on securities sold	3,836	3,388	13.22
Gain on Securities Sold	350	148	136.49
Other Expenses	22,213	19,471	14.08
Net Income	7,646	7,622	0.31
Cash Dividends Declared	4,518	3,238	39.53
Per Share Data
Net Income
Basic	$0.63	$0.79	(20.25)
Diluted	$0.63	0.78	(19.23)
Cash Dividends Paid	0.36	0.34	5.88
Book Value	7.41	6.59	12.44
Tangible Book Value	6.11	6.39	(4.38)

At Year End:
Market Value	Bid	Ask	Bid	Ask
Per common share	$10.92	$10.96	$12.49	$12.52

At Year End:
Investment Securities	$528,684	$577,686	(8.48)
Loans	505,826	377,304	34.06
Assets	1,114,829	1,009,015	10.49
Deposits	700,601	702,272	(0.24)
Borrowings	293,963	216,357	35.87
Subordinated Debentures	15,465	15,465	0.00
Stockholders’ Equity	99,489	68,643	44.94
Shares Outstanding	13,431,628	10,418,474	28.92
Financial Ratios
Return on average assets	0.69%	0.81%
Return on average stockholders’ equity	8.91%	13.17%
Return on tangible average stockholders’ equity	10.32%	13.67%
Cash dividend declared as a percent of net income	59.09%	42.48%
Stockholders’ equity as a percent of tangible assets	8.92%	6.80%
Tangible stockholders’ equity as a percent of tangible assets	7.47	6.61%
Risk Based Tier I Capital Ratio	15.51%	14.03%
Risk Based Tier I and Tier II Capital Ratio	16.26%	14.68%
Tier I Leverage Ratio	9.07%	8.22%

SUMMARY OF SELECTED STATISTICAL INFORMATION AND FINANCIAL DATA

	Years Ended December 31,
(Dollars in Thousands, Except per Share Data)	2005	2004	2003	2002	2001

Summary of Income
Interest income	$50,503	$40,049	$35,919	$40,469	$38,369
Interest expense	23,296	13,968	12,726	14,522	16,007
Net interest income	27,207	26,081	23,193	25,947	22,362
Provision for loan losses	—	752	522	360	656
Net interest income after provision for loan losses	27,207	25,329	22,671	25,587	21,706
Other income	3,836	3,388	3,247	3,335	2,488
Other expense	22,213	19,471	18,336	17,198	15,216
Income before income tax expense	8,830	9,246	7,582	11,724	8,978
Income tax expense	1,184	1,624	1,163	3,721	2,967
Net income	$7,646	$7,622	$6,419	$8,003	$6,011
Statement of Financial Condition Data
Investments	$528,684	$577,686	$519,234	$537,619	$417,274
Total loans	505,826	377,304	349,525	229,051	211,236
Total assets	1,114,829	1,009,015	922,289	823,436	689,603
Deposits	700,601	702,272	632,921	616,351	497,833
Borrowings	293,963	216,357	214,724	140,431	132,296
Stockholders’ equity	$99,489	$68,643	$54,180	$51,054	$44,296
Dividends
Cash dividends	$4,518	$3,238	$3,014	$2,747	$2,338
Dividend payout ratio	59.09%	42.48%	46.95%	34.32%	38.89%
Cash Dividends Per Share
Cash dividends	$0.36	$0.34	$0.32	$0.31	$0.27
Earnings Per Share
Basic	$0.63	$0.79	$0.69	$0.86	$0.66
Diluted	$0.63	$0.78	$0.68	$0.86	$0.65
Weighted Average Common Shares Outstanding
Basic	12,074,870	9,679,880	9,344,122	9,253,814	9,121,604
Diluted	12,119,291	9,737,706	9,441,972	9,328,213	9,197,624
Operating Ratios
Return on average assets	0.69%	0.81%	0.74%	1.07%	0.99%
Average stockholders’ equity to average assets	7.79%	6.14%	5.96%	6.46%	7.02%
Return on tangible average equity	10.32%	13.67%	12.87%	17.33%	14.86%
Book Value
Book value per common share	$7.41	$6.59	$5.77	$5.50	$4.83
Tangible book value per common share	$6.11	$6.39	$5.54	$5.27	$4.60
Non-Financial Information
Common stockholders of record	767	529	527	542	543
Staff-Full time equivalent	202	192	191	182	172

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS
Critical Accounting Policies and Estimates
The accounting and reporting policies followed by Center Bancorp, Inc. and its subsidiaries (the “Corporation”) conform, in all material respects, to U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.
The Corporation’s accounting policies are fundamental to understanding Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations. The most significant accounting policies followed by the Corporation are presented in Note 1 of the Notes to Consolidated Financial Statements. The Corporation has identified its policies on the allowance for loan losses and income tax liabilities to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and could be most subject to revision as new information becomes available. Additional information on these policies can be found in Note 1 of the Notes to Consolidated Financial Statements.
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
The evaluation of the adequacy of the allowance for loan losses includes among other factors, an analysis of historical loss rates by loan category applied to current loan totals. However, actual loan losses may be higher or lower than historical trends which vary. Actual losses on specified problem loans, which also are provided for in the evaluation, may vary from estimated loss percentages, which are established based upon a limited number of potential loss classifications. The allowance for loan losses is established through a provision for loan losses charged to expense. Management believes that the current allowance for loan losses will be adequate to absorb loan losses on existing loans that may become uncollectible based on the evaluation of known and inherent risks in the loan portfolio. The evaluation takes into consideration such factors as changes in the nature and size of the portfolio, overall portfolio quality, specific problem loans and current economic conditions which may affect the borrowers’ ability to pay. The evaluation also details historical losses by loan category, the resulting loan loss rates which are projected for current loan total amounts. Loss estimates for specified problem loans are also detailed. All of the factors considered in the analysis of the adequacy of the allowance for loan losses may be subject to change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods. Additional information can be found in Note 1 of the Notes to Consolidated Financial Statements.
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
The Company accounts for goodwill and other identifiable intangible assets in accordance with SFAS No. 142, “Goodwill and intangible assets.” SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. The company has tested the goodwill as of December 31, 2005, and has determined that it is not impaired.

Introduction
The following introduction to Management’s Discussion and Analysis highlights the principal factors that contributed to the Corporation’s earnings performance in 2005.
While profitability remained consistent in 2005 as compared with the results achieved in 2004, the Corporation reported earnings in 2005 that continued to reflect positive trends in performance results and core growth in market share, principally the growth of our loan portfolio. The Corporation achieved net growth in loan volume on average of 24.45 percent for the twelve months ended December 31, 2005. We continued to take strategic action in protecting our net interest margin, despite the challenges presented by the rise in rates coupled with a flattening of the yield curve. We maintained credit quality, sustained growth in our non-interest revenue and grew our average core deposits.
Earnings performance in 2005 remained positive despite the challenges resulting from the continuation of the tightening cycle which resulted in the Federal Reserve raising rates 200 basis points over the prior twelve months, continued economic uncertainty, a competitive market environment and an increase of 14.08 percent in operating overhead. The increased operating overhead was primarily related to additional salaries and employee benefits associated with our acquisition of Red Oak Bank in May 2005 and expanded bank premises.
For the year ended December 31, 2005, net income increased 0.31 percent to $7,646,000 or $0.63 per diluted share, as compared to $7,622,000 or $0.78 per diluted share earned for the year ended December 31, 2004. Strong interest-earning asset growth in the loan portfolio helped to mitigate the effects of interest rate pressure, with loans at December 31, 2005 increasing $128.5 million to a record year-end level of $505.8 million (up 34.06 percent over the prior year-end).
The loan growth was due in part to the acquisition of Red Oak Bank which contributed $89.6 million in net loans. Additional growth in the loan portfolios has been fueled by strong demand for commercial, commercial real-estate and residential mortgage loans. A strong commercial real estate and residential housing market prevailed throughout the year in our market in New Jersey, despite the uncertain economic climate at both the state and national levels. We are encouraged by the strength of loan demand and positive momentum gained this past year in growing that segment of earning-assets.
Asset quality continues to remain high and credit culture conservative. During 2005, the Corporation did not add any provision to the allowance for loan losses. The Corporation did, however, add $1,210,000 in existing loan loss reserves as a result of the acquisition of Red Oak Bank in May 2005. At December 31, 2005, the total allowance for loan and lease losses amounted to 0.98 percent of total loans.
The Corporation completed the acquisition of Red Oak Bank as of the close of business on May 20, 2005. Red Oak Bank was a State chartered commercial bank which operated one full service branch location in Morristown, Morris County, New Jersey. Pursuant to the terms of the Agreement and Plan of Merger, 50% of Red Oak Bank’s common stock was converted into Center Bancorp, Inc. common stock at an exchange rate of .9227 of the Corporation’s shares per each Red Oak Bank share and 50% was converted into $12.06 in cash. The aggregate consideration paid in the merger consisted of $13.3 million in cash and 1,015,816 shares of the Corporation’s common stock. The cash portion of the merger consideration was funded through the sale of securities available for sale and cash from continuing operations. The Corporation additionally converted remaining stock options covering 56,266 shares of Red Oak Bank common stock outstanding at the time of the merger. These options were exchanged for options covering 54,514 shares of Center Bancorp, Inc. common stock.
The ability to acquire a local community bank located in such an attractive market as Morristown, New Jersey served to strengthen the Corporation’s existing presence in that market in 2005 and further allowed the Corporation to remain dedicated to our focus of quality service in each of our local markets, which has been the cornerstone to our success for over 81 years. The acquisition of Red Oak Bank also provided the Corporation with the strategic opportunity to enhance shareholder value, market share and earnings growth. The acquisition served to increase the Corporation’s loan portfolio, and provide opportunities to further expand existing business relationships as well as to develop new ones in the affluent and desirable business areas of the Morris County marketplace, which compliments the Corporation’s existing footprint in that market. We were additionally able to increase our core deposit funding base, as well as enhance the Corporation’s opportunities for earning asset generation.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS Continued
The geographic expansion of the Corporation into desirable markets, such as Morristown, increasing its presence in Morris County, New Jersey over the past several years, has contributed to the growth in market share, as well as increased loan demand and growth in deposits. The Corporation expects its Boonton/Mountain Lakes office to open in the latter part of the third quarter of 2006. Additional expansion plans include new branch locations in Cranford, New Jersey and Florham Park, New Jersey. This expansion is expected to enhance the Corporation’s ability to continue to grow and expand its product lines for future success.
Deposit growth was strong in 2005. The growth in average deposits was reflected in core interest-bearing accounts, time and demand deposits. At December 31, 2005, total deposits for the Corporation were $700.6 million. Non-interest-bearing core deposits, a low-cost source of funding, continue to be a key-funding source. At December 31, 2005, this source of funding amounted to $139.9 million or 13.85 percent of total funding sources and 19.97 percent of total deposits. More volatile rate sensitive deposits, principally certificates of deposits $100,000 and greater, decreased to 22.04 percent of total deposits at December 31, 2005 from 23.33 percent one year earlier. For the year 2005, average interest-earning assets grew $148.1 million or 16.84 percent over the comparable twelve-month period ended December 31, 2004. Average interest-bearing liabilities increased $123.4 million, an increase of 16.45 percent over the comparable period in 2004.
Total non-interest revenue increased as a percentage of total revenue in 2005. This revenue, exclusive of gains on securities sold (which increased $202,000 during 2005), increased $246,000 or 7.59 percent in 2005 as compared with 2004. The change from the comparable period in 2004 was driven primarily by the $134,000 or 227.12% increase in annuity and insurance sales and by a $132,000 or 26.45 percent increase in fees generated by lending activities included in other income. This amount includes loan fees and mortgage banking fees and letter of credit fees. Other contributing factors to the increase in 2005 in other income were an increase in the cash surrender value of bank owned life insurance, which increased by $6,000 over the comparable period in 2004. Service charges, commissions and fees decreased by $26,000 from 2004.
Operating expenses for the year increased 14.08 percent, primarily from an increase in salary and benefit expenses related to increased staffing levels, merit and promotional pay increases and certain employee related expenses coupled with expenses related to expanded bank premises.
Total assets at December 31, 2005, were $1.1 billion, an increase of 10.49 percent from assets of $1.0 billion at December 31, 2004. Annualized returns on average assets for the year ended December 31, 2005 was 0.69 percent compared to 0.81 percent for 2004.
Total stockholders’ equity increased 44.94 percent over 2004 to $99.5 million, and represented 8.92 percent of total assets at year-end. Book value per common share (total stockholders’ equity divided by the number of shares outstanding) increased to $7.41 as compared with $6.59 a year ago as a result of the issuance of stock for the acquisition of Red Oak Bank and private placement of common stock, and change in other comprehensive income. Tangible book value (which excludes goodwill and other intangibles from stockholders’ equity) decreased to $6.11 from $6.30 a year ago. Return on average stockholders’ equity for the year ended December 31, 2005 was 8.91 percent compared to 13.17 percent for 2004. This decrease in return was primarily attributable to additional shares issued in June 2005, May 2005 and September 2004. The Tier I Leverage capital ratio increased to 9.07 percent of total assets at December 31, 2005, as compared with 8.22 percent at December 31, 2004.
A key element of the Corporation’s consistent performance is its strong capital base. Our consolidated statement of condition reflects $15.5 million in subordinated debentures as of December 31, 2005 and 2004. The most recent issuance of $5.0 million in floating rate MMCapS(SM) Securities occurred on December 19, 2003. The Corporation has used the net proceeds of this issuance for working capital and other general corporate purposes, including capital contributions to the Company’s banking subsidiary to support its growth strategies. These securities presently are included as a component of Tier I capital for regulatory capital purposes. In accordance with FASB Interpretation No. 46, these securities are classified as subordinated debentures on the Consolidated Statements of Condition.

The Corporation’s risk-based capital ratios at December 31, 2005 were 15.51 percent for Tier I capital and 16.26 percent for total risk-based capital. These ratios substantially exceed the regulatory minimum of 4 percent for Tier I capital and 8 percent for total capital under regulatory guidelines. Total Tier 1 capital increased to approximately $102.2 million at December 31, 2005 from $81.5 million at December 31, 2004. The increase in Tier 1 capital reflects the acquisition of Red Oak Bank and the issuance of 1,904,761 shares of the holding company’s common stock to a limited number of accredited investors in a private placement of its securities on June 30, 2005. The shares were issued at a purchase price of $10.50 per share. Net proceeds to the holding company were approximately $18.9 million, after commissions and expenses.
From a performance viewpoint, return on tangible average shareholders’ equity was 10.32 percent in 2005, compared with 13.67 percent for 2004 and 12.87 percent in 2003.
The Corporation announced a common stock buyback program on January 24, 2002, under which the Corporation was authorized to purchase up to 266,254 shares (restated to reflect the 5 percent common stock dividend distributed on June 1, 2002, the two-for one common stock split distributed on June 2, 2003, 5 percent common stock dividend distributed June 1, 2004 and 5 percent common stock dividend distributed June 15, 2005) of Center Bancorp’s outstanding common stock. Under the program, repurchases may be made from time to time as, in the opinion of management, market conditions warrant, in the open market or in privately negotiated transactions. As of December 31, 2005 the Corporation has repurchased 57,330 shares under the program at an average cost of $9.38 per share.
Non-historical statements set forth in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may use such forward-looking terminology as “expect”, “look”, “believe”, “plan”, “anticipate”, “may”, “will” or similar statements or variations of such terms or otherwise express views concerning trends and the future. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, the direction of interest rates, continued levels of loan quality, origination volume, the impact of competition and continued relationships with major customers including sources for loans, the effects of economic conditions and legal and regulatory barriers and structure, including those relating to the deregulation of the financial services industry, and other risks we have described in documents that we have filed with the SEC. Actual results could differ materially from such forward-looking statements. Center Bancorp, Inc. assumes no obligation to update any such forward-looking statements at any time.
The following sections discuss the Corporation’s Results of Operations, Asset and Liability Management, Liquidity and Capital Resource.
Results of Operations
Net income for the year ended December 31, 2005 was $7,646,000 as compared to $7,622,000 earned in 2004 and $6,419,000 earned in 2003. Net income increased by 0.31 percent, while basic earnings per share decreased by 20.25 percent, for the year ended December 31, 2005. Earnings per share fully diluted decreased by 19.23 percent compared to the year ended December 31, 2004. The decline in the Corporation’s earnings per share in 2005 as compared to 2004 resulted from the additional shares outstanding due to the acquisition of Red Oak Bank and issuance of common shares in private placements on September 29, 2004 and June 30, 2005. This compared to increases of 18.74 percent, 14.49 percent and 14.71 percent, respectively, for the year ended December 31, 2004, as compared to the year ended December 31, 2003. All common share and per share information for all periods presented have been retroactively restated for common stock splits and common stock dividends distributed to common stockholders during the periods presented.
The return on average assets was 0.69 percent for the year ended December 31, 2005 as compared with 0.81 percent for 2004 and 0.74 percent for 2003, while the return on tangible average stockholders’ equity was 10.32 percent, 13.67 percent and 12.87 percent, respectively.
Earnings performance for the year ended December 31, 2005, reflected continued adherence to the Corporation’s strategic initiatives. These initiatives are designed to sharpen our business focus and strengthen our financial performance, emphasizing the importance of core relationship business and a conservative credit culture. Earnings for the year were consistent with 2004 and reflect a higher level of interest-earning assets, gains in non-interest revenue, no provision for loan losses and a reduction in income tax expense. This was offset in part by an increase in non-interest expense and an increase in interest expense associated with the rise in interest-bearing liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS Continued
Net Interest Income
The most significant component of Center Bancorp’s earnings is net interest income, which is the difference between the interest earned in the portfolio of earning-assets (principally loans and investments) and the interest paid for deposits and borrowings, which support these assets. There were several factors that affected net interest income during 2005, including the volume, pricing, mix and maturity of earning assets and interest-bearing liabilities and interest rate fluctuations.
The following table presents the components of net interest income (on a tax-equivalent basis) for the past three years.

	2005			2004			2003
		Increase			Increase			Increase
		(Decrease)			(Decrease)			(Decrease)
		From			From			From
		Prior	Percent		Prior	Percent		Prior	Percent
(Dollars in Thousands)	Amount	Year	Change	Amount	Year	Change	Amount	Year	Change

Interest income:
Investments	$27,690	$4,206	17.91	$23,484	$1,260	5.67	$22,224	$(3,629)	(14.04)
Loans, including fees	25,329	6,800	36.70	18,529	3,398	22.46	15,131	251	1.69
Federal funds sold and securities purchased under agreement to resell	29	29	100.00	—	—	0.00	—	(59)	(100.00)
Total interest income	53,048	11,035	26.27	42,013	4,658	12.47	37,355	(3,437)	(8.43)
Interest expense:
Certificates $100,000 or more	3,828	2,550	199.53	1,278	817	177.22	461	(11)	(2.33)
Deposits	7,771	1,634	26.63	6,137	(575)	(8.57)	6,712	(2,037)	(23.28)
Borrowings	11,697	5,144	78.50	6,553	1,000	18.01	5,553	252	4.75
Total interest expense	23,296	9,328	66.78	13,968	1,242	9.76	12,726	(1,796)	(12.37)
Net interest income on a fully tax-equivalent basis	29,752	1,707	6.09	28,045	3,416	13.87	24,629	(1,641)	(6.25)
Tax-equivalent adjustment	(2,545)	(581)	29.58	(1,964)	(528)	36.77	(1,436)	(1,113)	344.58
Net interest income	$27,207	$1,126	4.32	$26,081	$2,888	12.45	$23,193	$(2,754)	(10.61)
NOTE: The tax-equivalent adjustment was computed based on an assumed statutory Federal income tax rate of 34 percent. Adjustments were made for interest earned on securities of state and political subdivisions.
Net interest income is directly affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, which support those assets, as well as changes in the rates earned and paid. Net interest income is presented in this financial review on a tax equivalent basis by adjusting tax-exempt income (primarily interest earned on various obligations of state and political subdivisions) by the amount of income tax which would have been paid had the assets been invested in taxable issues, and then in accordance with the Corporation’s consolidated financial statements. Accordingly, the net interest income data presented in this financial review differ from the Corporation’s net interest income components of the Consolidated Financial Statements presented elsewhere in this report.
Net interest income on a fully tax-equivalent basis, for the year ended December 31, 2005 increased $1.7 million or 6.09 percent, from $28.0 million for 2004. The Corporation’s net interest margin decreased 30 basis points to 2.89 percent from 3.19 percent.
The change in net interest income was primarily attributable to the change that occurred in the interest rate environment that impacted financial institutions during 2005. An 81 basis point increase in the average interest rates paid on total interest-bearing liabilities was offset partly by a 39 basis point increase in the average yield on interest-earning assets from 4.77 percent in 2004 to 5.16 percent for 2005. The change in average yield on both interest-

earning assets and interest-bearing liabilities reflected the increase in interest rates that occurred in 2005 as opposed to the prevailing lower interest rate environment that persisted in 2004.
For the year ended December 31, 2005, interest-earning assets increased by $148.1 million on average to $1.0 billion, as compared with an $880.0 million average volume for the year ended December 31, 2004. The 2005 change in average interest-earning asset volume was primarily due to increased volumes of loans and investment securities which were funded in part with more expensive interest-bearing liabilities, principally higher rate time deposit products such as Certificates of Deposit, coupled with increased volumes of other borrowings.
The factors underlying the year-to-year changes in net interest income are reflected in the tables presented below and on page 48, each of which have been presented on a tax-equivalent basis (assuming a 34 percent tax rate). The table on page 48 (Average Statements of Condition with Interest and Average Rates) shows the Corporation’s consolidated average balance of assets, liabilities and stockholders’ equity, the amount of income produced from interest-earning assets and the amount of expense incurred from interest-bearing liabilities, and net interest income as a percentage of average interest-earning assets.
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
Analysis of Variance in Net Interest Income Due to Volume and Rates

	2005/2004 Increase (Decrease) Due to Change in:			2004/2003 Increase (Decrease) Due to Change in:
(Dollars in Thousands)	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change

Interest-earning assets:
Investment securities:
Taxable	$796	$1,235	$2,031	$(2,329)	$1,901	$(428)
Non-Taxable	2,152	23	2,175	2,024	(336)	1,688
Loans, net of unearned discounts	4,848	1,952	6,800	4,564	(1,166)	3,398
Federal funds sold and securities purchased under agreement to resell	29	—	29	—	—	—
Total interest-earning assets	7,825	3,210	11,035	4,259	399	4,658
Interest-bearing liabilities:
Money market deposits	(23)	1,008	985	5	(51)	(46)
Savings deposits	(278)	520	242	(165)	(344)	(509)
Time deposits	1,286	920	2,206	840	(161)	679
Other interest-bearing deposits	353	398	751	39	79	118
Borrowings and subordinated debentures	1,761	3,383	5,144	836	164	1,000
Total interest-bearing liabilities	3,099	6,229	9,328	1,555	(313)	1,242
Change in net interest income	$4,726	$(3,019)	$1,707	$2,704	$712	$3,416
Interest income on a fully tax-equivalent basis for the year ended December 31, 2005 increased by approximately $11.0 million or 26.27 percent as compared with the year ended December 31, 2004. This increase primarily reflects an increase in the level and mix of average earning assets. The increase in the volume of average interest-earning assets was funded in part funded through cash flow from the addition of Red Oak Bank and proceeds from the private placements completed on June 30, 2005 and on September 29, 2004. The change in mix in 2005 as compared to 2004 was primarily related to the $89.3 million increase in average loans, from $365.1 million in 2004 to $454.4 million in 2005, and to a lesser extent by a $39.9 million increase in average non-taxable investment securities, from $110.2 million in 2004 to $150.1 million in 2005. The average yield on interest-earning assets increased from 4.77 percent in 2004 to 5.16 percent in 2005. The loan portfolio represented approximately 44.19 percent of average interest-earning assets in 2005 as compared with 41.49 percent in 2004. The increase in interest-earning assets for the twelve months ended December 31, 2005, also included $59.6 million in average interest-earning assets acquired in the purchase of Red Oak Bank.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS Continued
The increase in the volume of loans primarily reflected increases in commercial loans and mortgages and residential mortgage loans. This increase in loans and the increase in investment securities were principally funded by increased levels of high yield interest-bearing savings deposits, time deposits, and borrowings. The increase in average yield on total interest-earning assets contributed $3.2 million to the increase in interest income, as compared with a $7.8 million increase attributable to volume increases in interest-earning assets.
Interest income (fully tax-equivalent) increased by $4.7 million from 2003 to 2004 primarily due to an increase in the volume of average interest-earning assets. The yield contributed $399,000 and the loan and investment security volumes added $4.3 million to the increase in interest income for the period.
Interest expense for the year ended December 31, 2005 increased as a result of volume and rate related factors. Rates and volumes increased on interest-bearing demand deposits, time deposits and short-term borrowings in 2005. For the year ended December 31, 2005, interest expense increased $9.3 million or 66.78 percent as compared with 2004. Interest-bearing liabilities increased on average $123.4 million, primarily in time deposits, interest-bearing demand and short-term borrowings. The growth in average volume contributed $3.1 million to the change in cost, while the increase in rates on interest-bearing liabilities contributed $6.2 million to the increase in interest expense for 2005.
Interest expense for the year ended December 31, 2004 increased primarily as a result of growth in the volume of time deposits and short-term borrowings. For the year ended December 31, 2004, interest expense increased $1.2 million or 9.76 percent as compared with 2003. Interest-bearing liabilities increased on average $55.8 million, primarily in time deposits and short-term borrowings. The increase in the volume of interest-bearing liabilities contributed $1.6 million to the increase in interest expense, offset in part by the decline in average rates.
The Corporation’s net interest spread on a tax-equivalent basis (i.e., the average yield on average interest-earning assets, calculated on a tax equivalent basis, minus the average rate paid on interest-bearing liabilities) decreased 42 basis points to 2.49 percent in 2005 from 2.91 percent for the year ended December 31, 2004. The decrease reflected a compression of spreads between yields earned on loans and investments and rates paid for supporting funds. During 2005, spreads narrowed due in part to monetary policy promulgated by the Federal Reserve Open Market Committee increasing the target Federal Funds Rate to 4.25 percent from 2.25 percent at December 31, 2004 coupled with the flattening of the yield curve.
The Federal Reserve increased rates eight times during 2005 for a total of 200 basis points and increased rates five times in 2004 for 125 basis points. The net interest spread increased 13 basis points in 2004 as compared with 2003, primarily as a result of the Federal Funds Rate increasing to 2.25 percent during 2004 from a 44-year low of 1.00 percent at June 29, 2004.
The cost of total average interest-bearing liabilities increased to 2.67 percent, a change of 81 basis points, for the year ended December 31, 2005, from 1.86 percent for the year ended December 31, 2004 which followed a change of three basis points from 1.83 percent for the year ended December 31, 2003.
The contribution of non-interest-bearing sources (i.e., the differential between the average rate paid on all sources of funds and the average rate paid on interest-bearing sources) increased to 37 basis points, an increase of 10 basis points from 2004 to 2005. During the comparable periods of 2004 and 2003, there was an increase of one basis point to 27 basis points on average from 26 basis points on average during the year ended December 31, 2003.
Investments
For the year ended December 31, 2005, the average volume of investment securities increased by $57.8 million to approximately $572.7 million or 55.70 percent of average earning assets, as compared to 2004. At December 31, 2005, the total investment portfolio amounted to $528.7 million, a decrease of $49.0 million from December 31, 2004. The larger size of the investment portfolio on average during 2005 largely reflected the implementation of the Corporation’s strategies during 2005, which resulted in increased volumes of shorter maturity securities, which subsequently matured during the fourth quarter of 2005. At December 31, 2005, the principal components of the investment portfolio are U.S. Treasury and U.S. Government Agency Obligations, Federal Agency Obligations including Mortgage-backed securities, Obligations of U.S. states and political subdivision, corporate bonds and notes, and other debt securities.
The tax-equivalent yield on investments increased by 28 basis points to 4.84 percent from a yield of 4.56 percent during the year ended December 31, 2004. The 28 basis points increase in the tax equivalent yield in investments was attributable to a higher interest rate environment in 2005, coupled with a change in mix in the portfolio to higher yielding tax-free securities. There was some portfolio extension where risk is relatively minimal within the portfolio, resulting in wider spreads, specifically with tax-free municipal securities added to the portfolio during 2005. This favorably impacted the change in portfolio yield, as compared with 2004. Higher interest rates also prevailed during most of 2005. The yield on the portfolio benefited by the impact of the higher interest rate environment on purchases made to replace securities, which had matured, were prepaid, or were called. The volume related factors during the twelve-month period ended December 31, 2005 increased revenue by $2.9 million, while rate related changes caused an increase in revenue of $1.3 million.
The impact of repricing activity on investment yields was also favorably impacted by the change in rates during 2005, due to the fact that a large percentage of the increased volume on average during 2005 was invested into shorter maturities and repriced into a higher rate environment during the year. The cash flow from the sale of investment securities was in part invested back into the portfolio.
Securities available-for-sale is a part of the Corporation’s interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors. During 2005 approximately $59.4 million in securities were sold from the Corporation’s available-for-sale portfolio, a portion of which funded increases in loan volume and a portion of which reduced the volume of short-term borrowings.
At December 31, 2005 the net unrealized loss carried as a component of other comprehensive income and included in shareholders’ equity, net of tax, amounted to a net unrealized loss of $4.4 million as compared with a net unrealized gain of $584,000 at December 31, 2004, resulting from an increase in interest rates fostered by the Federal Open Market Committee’s actions to continue to increase the Federal Funds target rate as an economic stimulus. For additional information regarding the Corporation’s investment portfolio, see Note 5 to the Consolidated Financial Statements.
Loans
Loan growth during 2005 occurred in all principal categories of the loan portfolio. At December 31, 2005 total loans amounted to $505.8 million, an increase of 34.06 percent or $128.5 million as compared to the comparable year-end in 2004. Loan growth during the year ended December 31, 2004 occurred primarily in residential mortgage loans and in the commercial loan portfolio. The Red Oak Bank merger in May 2005 contributed $89.6 million to the mix and net growth of the loan portfolio. Growth also resulted from the Corporation’s business development efforts, heightened visibility of its products and aggressive marketing campaigns on its home equity, 7/1 adjustable rate residential mortgage and 10-year residential mortgage loan products. The increase in the loan portfolio yields for the twelve months ended December 31, 2005, was the result of the increase in interest rates as compared with 2004, lessened to some extent by the competitive rate pricing structure maintained by the Corporation to attract new loans and further by the heightened competition for lending relationships that exists in the Corporation’s market. The Federal Reserve Open Market Committee increased the target Federal Funds Rate eight times during 2005 to 4.25 percent from 2.25 percent at December 31, 2004.
Average loan volume increased $89.3 million or 24.45 percent in 2005, while portfolio yield increased by 50 basis points as compared with the same period in 2004. The increased total average loan volume was due primarily to increased customer activity, new lending relationships and new markets. The volume related factors during the period, contributed increased revenue of $4.8 million, while the rate related changes contributed $2.0 million. Total average loan volume increased to $454.4 million with a net interest yield of 5.57 percent, as compared to $365.1 million with a yield of 5.07 percent for the year ended December 31, 2004.
For additional information regarding loans, see Note 6 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS Continued
Allowance for Loan Losses and Related Provision
The purpose of the allowance for loan losses (“allowance”) is to absorb the impact of losses inherent in the loan portfolio. Additions to the allowance are made through provisions charged against current operations and through recoveries made on loans previously charged-off. In 2005, the Corporation’s allowance was also increased by the amount of Red Oak Bank’s allowance at the time of the acquisition which amounted to $1.2 million. The allowance for loan losses is maintained at an amount considered adequate by management to provide for potential credit losses based upon a periodic evaluation of the risk characteristics of the loan portfolio. In establishing an appropriate allowance, an assessment of the individual borrowers, a determination of the value of the underlying collateral, a review of historical loss experience and an analysis of the levels and trends of loan categories, delinquencies and problem loans are considered. Such factors as the level and trend of interest rates and current economic conditions and peer group statistics are also reviewed. At year-end 2005, the level of the allowance was $4,937,000 as compared to a level of $3,781,000 at December 31, 2004. The Corporation did not make a provision to the allowance for loan losses in 2005. The Corporation made a provision to the allowance for loan losses of $752,000 in 2004 and $522,000 in 2003. The increase in the allowance for loan losses during 2005 consisted of $1,210,000 in existing loan loss reserves acquired as a result of the purchase of Red Oak Bank in May 2005. The level of the allowance during the respective annual periods of 2005 and 2004 reflects the credit quality within the loan portfolio, the loan volume recorded during the periods and the Corporation’s focus on the changing composition of the commercial and residential real estate loan portfolios.
At December 31, 2005, the allowance for loan losses amounted to 0.98 percent of total loans. In management’s view, the level of the allowance at December 31, 2005, is adequate to cover losses inherent in the loan portfolio. Management’s judgment regarding the adequacy of the allowance constitutes a “Forward Looking Statement” under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from management’s analysis, based principally upon the factors considered by management in establishing the allowance.
Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Corporation’s allowance for loan losses. Such agencies may require the Corporation to increase the allowance based on their analysis of information available to them at the time of their examination. Furthermore, the majority of the Corporation’s loans are secured by real estate in the State of New Jersey. Future adjustments to the allowance may be necessary due to economic factors impacting New Jersey real estate as well as operating, regulatory and other conditions beyond the Corporation’s control. The allowance for loan losses as a percentage of total loans amounted to 0.98 percent, 1.00 percent and 0.86 percent at December 31, 2005, 2004 and 2003, respectively.
Net charge-offs were $54,000 in 2005 and $18,000 in 2003. Net recoveries were $27,000 in 2004. During 2005, the Corporation experienced an increase in the volume of charge-offs in the installment and commercial loan portfolios compared to 2004 and 2003 levels, attributable to the increase in interest rates and a higher level of personal bankruptcies.
The Corporation had non-accrual loans at December 31, 2005 of $387,000, no loans on non-accrual at December 31, 2004 and $26,000 at December 31, 2003. The Corporation continues to aggressively pursue collections of principal and interest on loans previously charged-off.
The value of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent. Impaired loans consist of non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment. At December 31, 2005, total impaired loans amounted to $299,850 compared with $205,529 at December 31, 2004, and $358,000 at December 31, 2003. The reserves allocated to such loans in 2005, 2004 and 2003 were $44,000, $1,000, and $6,000, respectively. Although classified as substandard, the impaired loans were current with respect to principal and interest payments.
Five-Year Statistical Allowance for Loan Losses
The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs (recoveries) for the past five years.

	Years Ended December 31,
(Dollars in Thousands)	2005	2004	2003	2002	2001

Average loans outstanding	$454,372	$365,104	$276,457	$222,819	$205,991
Total loans at end of period	$505,826	$377,304	$349,525	$229,051	$211,236
Analysis of the Allowance for Loan Losses
Balance at the beginning of year	$3,781	$3,002	$2,498	$2,191	$1,655
Charge-offs:
Commercial	49	—	—	48	—
Installment loans	33	11	39	69	127
Total charge-offs	82	11	39	117	127
Recoveries:
Commercial	—	—	—	48	—
Installment loans	28	38	21	16	7
Total recoveries	28	38	21	64	7
Net charge-offs (recoveries)	54	(27)	18	53	120
Addition of Red Oak Bank’s allowance – May 20, 2005	1,210	—	—	—	—
Provision for loan losses	—	752	522	360	656
Balance at end of year	$4,937	$3,781	$3,002	$2,498	$2,191
Ratio of net charge-offs during the year to average loans outstanding during the year	0.01%	N/M	0.01%	0.02%	0.06%
Allowance for loan losses as a percentage of total loans at end of year	0.98%	1.00%	0.86%	1.09%	1.04%
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

	At December 31,
(Dollars in Thousands)	2005	2004	2003	2002	2001

Non-accrual loans	$387	$—	$26	$229	$109
Accruing loans past due 90 days or more	179	—	—	—	8
Other real estate owned	—	—	—	—	—
Total non-performing assets	$566	$—	$26	$229	$117
Non-accrual loans at December 31, 2005 increased $387,000 from none reported at December 31, 2004, which were comprised of four commercial loans and two residential loans. The accruing loans past due 90 days or more at December 31, 2005 consisted of one commercial loan.
At December 31, 2005 other than the loans set forth above, the Corporation is not aware of any loans which present serious doubts as to the ability of its borrowers to comply with present loan repayment terms and which are expected to fall into one of the categories set forth in the table above. The Corporation did not have any other real estate owned (“OREO”) at December 31, 2005 and 2004.
Non-Interest Income
The following table presents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2005.

	Years Ended December 31,
(Dollars in Thousands)	2005	2004	% change	2004	2003	% change

Service charges, commissions and fees	$1,922	$1,948	(1.33)	$1,948	$1,683	15.75
Other income	631	499	26.45	499	457	9.19
Annuity & insurance commissions	193	59	227.12	59	43	37.21
Bank Owned Life Insurance	740	734.82		734	798	(8.02)
Gain on securities sold	350	148	136.49	148	266	(44.36)
Total other non-interest income	$3,836	$3,388	13.22	$3,388	$3,247	4.34
For the year ended December 31, 2005, total other non-interest income, exclusive of net gains on securities sold, reflects an increase of $246,000 or an increase of 7.59 percent compared to the year ended December 31, 2004. Fee income, comprised of service charges, commissions and fees, decreased by $26,000, attributable to decreased levels of core service charges, commissions, and fees. The increase in non-interest income was mainly due to the increase of $134,000 or 227.12% in annuity fees and insurance commissions. The increase in other income from the comparable period in 2004 was driven primarily by fees generated by lending activities, an increase of $132,000 or 26.45 percent. This amount includes loan servicing and mortgage banking fees and letter of credit fees.
During 2005, the Corporation recorded net gains of $350,000 on securities sold from the available-for-sale investment portfolio compared to gains of $148,000 and $266,000 recorded in 2004 and 2003. The sales were made in the normal course of business and proceeds were reinvested into the securities and loan portfolios.

Non-Interest Expense
Total non-interest expense, including salary and employee benefits, net occupancy expense and premises and equipment expense, include the operating expenses of Red Oak Bank since its acquisition on May 20, 2005. These expenses include the cost related to one branch acquired which was also Red Oak Bank’s administration building. Other expenses for the twelve month period ended December 31, 2005 also include the core deposit intangible amortization of $75,000 resulting from the Red Oak Bank acquisition; other increased costs resulting from the acquisition include occupancy and bank premises expense, increased audit, marketing and advertising and computer related expenses related to the integration of Red Oak Bank into Union Center National Bank.
The following table presents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2005.

	Year Ended December 31,
(Dollars in Thousands)	2005	2004	% Change	2004	2003	% Change

Salaries and employee benefits	$12,108	$10,140	19.41	$10,140	$10,425	(2.73)
Occupancy, net	2,165	1,943	11.43	1,943	1,835	5.89
Premises and equipment	1,990	1,852	7.45	1,852	1,708	8.43
Stationery and printing	628	539	16.51	539	559	(3.58)
Marketing and advertising	644	529	21.74	529	533	(0.75)
Other	4,678	4,468	4.70	4,468	3,276	36.39
Total other non-interest expense	$22,213	$19,471	14.08	$19,471	$18,336	6.19
Total non-interest expense increased $2.7 million or 14.08 percent in 2005 from 2004 as compared with an increase of $1.1 million or 6.19 percent from 2003 to 2004. The level of operating expenses during 2005 increased in several expense categories. The year-to-year increase in operating expenses is primarily attributable to personnel-related expenses. Prudent management of operating expenses has and will continue to be a key objective of management in an effort to improve earnings performance. The Corporation’s ratio of other expenses to average assets declined to 2.02 percent in 2005 compared to 2.07 percent in 2004 and 2.10 percent in 2003.
Salaries and employee benefits increased $2.0 million or 19.41 percent in 2005 compared to 2004. Reflected in 2004’s expense was a credit of $478,000 to benefits expense representing a reduction in the Corporation’s obligation related to certain long-term benefit plans. Salaries and employee benefits accounted for 54.51 percent of total other non-interest expense in 2005, as compared to 52.08 percent and 56.86 percent for 2004 and 2003, respectively.
Staffing levels overall increased to 202 full-time equivalent employees at December 31, 2005 compared to 192 full-time equivalent employees at December 31, 2004 and 191 at December 31, 2003. The increase reflects staffing positions which were previously vacant and eight full-time equivalent employees retained in the acquisition of Red Oak Bank.
Occupancy and bank premises and equipment expense for the year ended December 31, 2005 increased $360,000 or 9.49 percent over 2004. The increase in occupancy and bank premises and equipment expense in 2005 is primarily attributable to higher operating costs (utilities, rent, general repair and maintenance) of the Corporation’s expanded facilities, coupled with higher equipment maintenance and repair and depreciation expenses. The increase in such expenses of $252,000 or 7.11 percent in 2004 over 2003 was also attributable to the increased costs of expanded bank facilities.
Stationery and printing expenses for the year increased $89,000 or 16.51 percent compared to 2004, in part related to the merger with Red Oak Bank. These costs decreased $20,000 or 3.58 percent in 2004 from 2003, reflecting the cost savings associated with continued vigilance in reduction of office expenses.
Marketing and advertising expenses for the year ended December 31, 2004 increased $115,000 or 21.74 percent over the comparable twelve-month period in 2004, also reflecting the Red Oak Bank acquisition. These expenses decreased $4,000 or 0.75 percent in 2004 when compared with 2003 levels.
Other expenses increased by $210,000 or 4.70 percent compared to 2004. Increases in management fees, audit, amortization of core deposit intangible, legal, telephone and computer expenses were offset by reductions in professional fees associated with the expense of implementation of Section 404 of Sarbanes Oxley in 2004.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS Continued
Provision for Income Taxes
The Corporation’s provision for income taxes decreased from 2004 to 2005, primarily as a result of higher levels of non taxable interest income. The effective tax rates for the Corporation for the year ended December 31, 2005, 2004 and 2003 were 13.41 percent, 17.56 percent and 15.34 percent, respectively. The effective tax rate continues to be less than the combined statutory Federal tax rate of 34 percent and the New Jersey State tax rate of 9 percent. The difference between the statutory and effective tax rates primarily reflects the tax-exempt status of interest income on obligations of states and political subdivisions, an increase in the cash surrender value of bank owned life insurance and disallowed expense items for tax purposes, such as travel and entertainment expense.
Tax-exempt interest income on a fully tax equivalent basis increased by $2.2 million or 36.75 percent from 2004 to 2005 and increased by $1.7 million or 39.90 percent from 2003 to 2004. The Corporation recorded income related to the cash surrender value of bank owned life insurance as a component of other income in the amount of $740,000, $734,000 and $798,000 for 2005, 2004 and 2003, respectively.
Recent Accounting Pronouncements
Note 3 of the Consolidated Financial Statements discusses new accounting policies adopted by the Corporation during 2005 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition; results of operations, or liquidity, the impacts are discussed in the applicable sections of the financial review and notes to the consolidated financial statements.
Share-Based Payments. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS No. 123 R”), which was to be effective for interim periods beginning after June 15, 2005. On April 14, 2005, the effective date was amended. SFAS No. 123 R is now effective for interim or annual periods beginning after December 15, 2005. SFAS No. 123 R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized as an expense over the period during which the employee is required to provide service in exchange for the award, which is usually the vesting period. As a result of SFAS No. 123 R, the Company will recognize the grant-date fair value of options as compensation expense on a straight-line basis over the applicable vesting period. This accounting treatment differs significantly from the previous accounting for fixed stock options under APB Opinion No. 25, which generally required expense recognition only when the exercise price of the option was less than the market price of the underlying stock on the grant date. As required by SFAS No. 123 R, the Corporation will estimate the fair value of stock options on each grant date, using an appropriate valuation model such as the Black-Scholes option pricing model.
The Corporation does not anticipate that the adoption of SFAS No. 123R, will have a material impact on the financial statements of the Corporation for the full year 2006. Estimated future levels of compensation expense recognized related to stock based awards should be impacted by new awards, modifications to awards, or cancellation of awards after the adoption of SFAS No. 123R.
Emerging Issues Task Force (“EITF”) Issue. Emerging Issues Task Force (EITF) Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its Consolidated Financial Statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance.
In June, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue proposed FSP EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,” as final. The final FSP will supersede EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” and EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The final FSP (retitled FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”) will replace the guidance set forth in paragraphs 10-18 of Issue 03-1 with references to existing other-than-temporary impairment guidance, such as FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, SEC Staff Accounting Bulletin No. 59, “Accounting for Noncurrent Marketable Equity Securities”, and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” FASB Staff Position No. FAS 115-1 and FAS 124-1. “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (the “FSP”), was issued on November 3, 2005 and addresses the determination of when an investment is considered impaired; whether the impairment is other than temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance in EITF Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations (principally Statement of Financial Accounting Standards No. 115 and SEC Staff Accounting Bulletin 59). Under the FSP, impairment losses must be recognized in earnings equal to the entire difference between the security’s cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also requires that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The Corporation does not expect that the application of the FSP will have a material impact on its financial condition, results of operations or financial statement disclosures.
SFAS No. 154. In May 2005 the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2006. The Company does not expect the impact of SFAS 154 will be material to its consolidated financial position, results of operations and cash flows.
Asset and Liability Management
Asset and Liability management encompasses an analysis of market risk, the control of interest rate risk (interest sensitivity management) and the ongoing maintenance and planning of liquidity and capital. The composition of the Corporation’s statement of condition is planned and monitored by the Asset and Liability Committee (“ALCO”). In general, management’s objective is to optimize net interest income and minimize market risk and interest rate risk by monitoring these components of the statement of condition.

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
The primary tool used by management to measure and manage interest rate exposure is a simulation model. Use of the model to perform simulations reflecting changes in interest rates over one and two-year time horizons has enabled management to develop and initiate strategies for managing exposure to interest rate risk. In its simulations, management estimates the impact on net interest income of various changes in interest rates. Projected net interest income sensitivity to movements in interest rates is modeled based on both an immediate rise and fall in interest rates (“rate shock”), as well as gradual changes in interest rates over a 12-month time period. The model is based on the actual maturity and repricing characteristics of interest-rate sensitive assets and liabilities. The model incorporates assumptions regarding earning-asset and deposit growth, prepayments, interest rates and other factors.
Management believes that both individually and taken together, these assumptions are reasonable, but the complexity of the simulation modeling process results in a sophisticated estimate, not an absolutely precise calculation of exposure. For example, estimates of future cash flows must be made for instruments without contractual maturity or payment schedules.
The low level of interest rates had necessitated a modification of the Corporation’s standard rate scenario of a shock down 200 basis points over 12 months to down 100 basis points over a 12-month period. However given the recent rise in rates for the period ended December 31, 2005 the Corporation has returned to a -200 basis point shock down over a 12-month period. Based on the results of the interest simulation model as of December 31, 2005, and assuming that Management does not take action to alter the outcome, the Corporation would expect an increase of 5.09 percent in net interest income if interest rates decreased 200 basis points from the current rates in an immediate and parallel shock over a 12-month period. In a rising rate environment, based on the results of the model as of December 31, 2005, the Corporation would expect a decrease of 8.94 percent in net interest income if interest rates increased by 200 basis points from current rates in an immediate and parallel shock over a twelve month period.
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
The Corporation’s rate sensitivity position in each time frame may be expressed as assets less liabilities, as liabilities less assets, or as the ratio between rate sensitive assets (“RSA”) and rate sensitive liabilities (“RSL”). For example, a short funded position (liabilities repricing before assets) would be expressed as a net negative position, when period gaps are computed by subtracting repricing liabilities from repricing assets. When using the ratio method, a RSA/RSL ratio of 1 indicates a balanced position, a ratio greater than 1 indicates an asset sensitive position and a ratio less than 1 indicates a liability sensitive position.
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
At December 31, 2005, the Corporation reflects a negative interest sensitivity gap (or an interest sensitivity ratio of .68:1.00) at the cumulative one-year position. During all of 2005 and most of 2004, the Corporation had a negative interest sensitivity gap. The rising rates and a flattening of the yield curve during 2005 affected net interest margins. Based on management’s perception that interest rates will continue to be volatile, projected increased levels of prepayments on the earning-asset portfolio and current level of interest rates, emphasis has been, and is expected to continue to be, placed on interest-sensitivity matching with the objective of stabilizing the net interest spread during 2006. However, no assurance can be given that this objective will be met.
The following table depicts the Corporation’s interest rate sensitivity position at December 31, 2005:

	Expected Maturity/Principal Repayment December 31,
(Dollars in Thousands)	Average Interest Rate	Year End 2006	Year End 2007	Year End 2008	Year End 2009	Year End 2010	2011 and Thereafter	Total Balance	Estimated Fair Value

INTEREST-EARNING ASSETS:
Loans	6.04%	$205,875	$65,818	$69,364	$48,268	$36,587	$74,976	$500,889	$492,267
Investments	4.55%	161,933	65,544	73,108	40,684	41,106	146,310	528,684	528,798
Total interest-earning assets		$367,808	$131,362	$142,472	$88,952	$77,693	$221,286	$1,029,573	$1,021,065
INTEREST-BEARING LIABILITIES:
Time certificates of deposit of $100,000 or greater	3.83%	$143,806	$8,345	$533	$1,524	$201	$—	$154,409	$154,070
Time certificates of deposit of less than $100,000	3.15%	65,074	16,036	1,587	1,213	860	—	84,770	84,212
Other interest-bearing deposits	1.88%	176,053	17,768	839	630	274	125,947	321,511	321,289
Subordinated Debentures	7.76%	10,310	—	—	5,155			15,465	15,465
Securities sold under agreements to repurchase and Fed Funds Purchased	3.26%	118,997	—	17,500	—	—	—	136,497	135,637
Term Borrowings	4.08%	28,000	27,000	1,740	—	65,726	35,000	157,466	159,398
Total interest-bearing liabilities		$542,240	$69,149	$22,199	$8,522	$67,061	$160,947	$870,118	$870,071
Cumulative interest-earning assets		367,808	499,170	641,642	730,594	808,287	1,029,573	1,029,573
Cumulative interest-bearing liabilities		542,240	611,389	633,588	642,110	709,171	870,118	870,118
Rate sensitivity gap		(174,432)	62,213	120,273	80,430	10,632	60,339	159,455
Cumulative rate sensitivity gap		$(174,432)	$(112,219)	$8,054	$88,484	$99,116	$159,455	$159,455
Cumulative gap ratio		0.68%	0.82%	1.01%	1.14%	1.14%	1.18%	1.18%

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
Estimates of Fair Value
The estimation of fair value is significant to a number of the Corporation’s assets, including loans held for sale, available for sale investment securities, mortgage servicing rights (“MSR’s”). These are all recorded at either fair value or lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of the fair value of certain assets and liabilities to change include a change in prepayment speeds, discount rates, or market interest rates. Fair values for most available for sale investment securities are based on quoted market prices. If quoted market prices are not available, fair values are based on judgments regarding future expected loss experience, current economic condition risk characteristics of various financial instruments, and other factors.
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
Liquidity
The liquidity position of the Corporation is dependent on successful management of its assets and liabilities so as to meet the needs of both deposit and credit customers. Liquidity needs arise principally to accommodate possible deposit outflows and to meet customers’ requests for loans. Scheduled principal loan repayments, maturing investments, short-term liquid assets and deposit in-flows, can satisfy such needs. The objective of liquidity management is to enable the Corporation to maintain sufficient liquidity to meet its obligations in a timely and cost-effective manner.
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

Management believes that the Corporation has the funding capacity to meet the liquidity needs arising from potential events. In addition to pledgeable securities, the Corporation also maintains borrowing capacity through the Federal Discount Window and the Federal Home Loan Bank of New York secured with loans and marketable securities.
Liquidity is measured and monitored for the Corporation’s bank subsidiary, Union Center National Bank (the “Bank”). The Corporation reviews its net short-term mismatch. This measures the ability of the Corporation to meet obligations should access to Bank dividends be constrained. At December 31, 2005, the parent Corporation had $18.6 million in cash and short-term investments compared to $11.4 million at December 31, 2004. The change in cash at the parent Corporation level was due in part to the issuance of stock in June of 2005 offset by investing activity. Expenses at the parent Corporation are minimal and management believes that the parent Corporation has adequate liquidity to fund its obligations.
Certain provisions of long-term debt agreements prevent the Corporation from creating liens on, disposing of or issuing voting stock of subsidiaries. As of December 31, 2005 the Corporation was in compliance with all covenants and provisions of these agreements.
Management monitors current and projected cash flows, and adjusts positions as necessary to maintain adequate levels of liquidity. By using a variety of potential funding sources and staggering maturities, the risk of potential funding pressure is somewhat reduced. Management also maintains a detailed liquidity contingency plan designed to adequately respond to situations which could lead to liquidity concerns.
Anticipated cash-flows at December 31, 2005, projected to December 31, 2006, indicates that the Bank’s liquidity should remain strong, with an approximate projection of $213.8 million in anticipated cash flows over the next twelve months. This projection represents a forward-looking statement under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from this projection depending upon a number of factors, including the liquidity needs of the Bank’s customers, the availability of sources of liquidity and general economic conditions.
Deposits
Total deposits decreased from $702.3 million on December 31, 2004 to $700.6 million at December 31, 2005, a decrease of $1.7 million, or 0.24%. Total non-interest-bearing deposits increased from $127.2 million to $139.9 million, an increase of $12.7 million or 9.97%. This increase included $7.9 million from the acquisition of Red Oak Bank. Time, savings and interest-bearing transaction accounts decreased from $575.0 million on December 31, 2004 to $560.7 million at December 31, 2005, a decrease of $14.3 million or 2.50%. The Corporation acquired $62.7 million in interest-bearing transaction accounts from the Red Oak Bank acquisition. Time deposits $100,000 and over decreased $9.4 million to $154.4 million. The Red Oak Bank acquisition contributed $42.0 million in time deposits including $13.0 million in time deposits $100,000 and over.
The Corporation derives a significant proportion of its liquidity from its core deposit base. For the twelve-month period ended December 31, 2005, core deposits, comprised of total demand deposits, savings and money market accounts, increased by $28.9 million or 6.01% from December 31, 2004 to $451.7 million. At December 31, 2005, core deposits were 64.5% of total deposits compared to 65.6% at year-end 2004. Alternatively, the Corporation uses a more stringent calculation for the management of its liquidity positions internally which consists of total demand and savings accounts (excluding Super Max and money market accounts under $100,000) and excludes time deposits as part of core deposits as a percentage of total deposits. This number increased primarily from the addition of Red Oak Bank and represented 47.78 percent of total deposits as compared with 46.08 percent at December 31, 2004.
More volatile rate sensitive deposits, concentrated in certificates of deposit $100,000 and greater, decreased to 22.04 percent of total deposits from 23.33 percent at December 31, 2004. This change was due primarily to rate competition for certificates of deposit $100,000 and greater in 2005 compared to rates during 2004.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS Continued
The following table depicts the Corporation’s core deposit mix at December 31, 2005 and 2004.
Core Deposit Mix

	December 31,
	2005		2004		Net Change
(Dollars in Thousands)	Amount	Percentage	Amount	Percentage	Volume 2005 vs. 2004

Demand Deposits	$139,723	41.7	$127,226	39.3	$12,497
Interest-Bearing Demand	100,610	30.1	91,512	28.3	9,098
Regular Savings	72,624	21.7	75,689	23.4	(3,065)
Money Market Deposits under $100	21,775	6.5	29,183	9.0	(7,408)
Total core deposits	$334,732	100.0	$323,610	100.0	$11,122
Total deposits	$700,601		$702,272		($1,671)
Core deposits to total deposits	47.78%		46.08%
Short-Term Borrowings
Short-term borrowings can be used to satisfy daily funding needs. Balances in those accounts fluctuate on a day-to-day basis. The Corporation’s principal short-term funding sources are Federal funds purchased and securities sold under agreement to repurchase. Average short-term borrowings, including federal funds purchased, during 2005 amounted to approximately $119.1 million, an increase of $13.6 million or 12.9 percent from 2004.
The following table is a summary of securities sold under repurchase agreements for each of the last three years.

	December 31,
(Dollars in Thousands)	2005	2004	2003

Securities sold under repurchase agreements:
Average interest rate:
At year end	2.44%	1.29%	0.88%
For the year	0.82%	0.80%	0.96%
Average amount outstanding during the year:	$119,079	$105,449	$97,125
Maximum amount outstanding at any month end:	$160,842	$131,791	$111,358
Amount outstanding at year end:	$75,693	$84,757	$99,724
Cash Flows
The consolidated statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. During 2005, cash and cash equivalents (which increased overall by $7.3 million) were provided on a net basis by operating and financing activities and used on a net basis in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily a net increase in borrowings and proceeds from the issuance of Center Bancorp’s common stock, were used in investing activities, primarily the increased volume of loans and property and equipment. During 2004, cash and cash equivalents (which decreased overall by $4.5 million) were provided on a net basis by operating and financing activities, primarily net deposit inflows and proceeds from the issuance of Center Bancorp’s common stock, were used in investing activities, primarily the increased volume of investment securities, loans and property and equipment. During 2003, cash and cash equivalents (which decreased overall by $6.7 million) were provided on a net basis by operating and financing activities and used on a net basis in investing activities. Cash flows from operating activities, primarily net income, and financing activities, primarily increased Federal Home Loan advances and short-term borrowings, were used in investing activities, primarily the increase volume of investment securities, loans and property and equipment.

Contractual Commitments
The following table summarizes our contractual obligations at December 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

(Dollars in Thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Contractual Obligations
Operating Lease Obligations	$5,886	$610	$1,279	$1,375	$2,622
Total contracted cost obligations	$5,886	$610	$1,279	$1,375	$2,622
Commitment to purchase branch site	$1,400	$1,400	$—	$—	$—
Total commitment to purchase branch site	$1,400	$1,400	$—	$—	$—
Commitments to purchase when-issued securities	$—	$—	$—	$—	$—
Total commitments to purchase when-issued securities	$—	$—	$—	$—	$—
Other Long-term Liabilities/Long-term Debt
Time Deposits	239,179	208,880	29,238	1,061	—
Overnight Federal funds purchased	40,000	40,000	—	—	—
Federal Home Loan Bank advances and repurchase agreements	253,963	106,997	27,000	19,240	100,726
Subordinated debentures	15,465	10,310	—	5,155	00
Total Other Long-term Liabilities/Long-term Debt	$548,607	$366,187	$56,238	$25,456	$100,726
Other Commercial Commitments – Off Balance sheet
Letter of credit	17,802	17,652	150	—	—
Other commercial commitments – Off balance sheet	66,627	59,208	6,667	746	6
Total off balance sheet arrangements and contractual obligations	$84,429	$76,860	$6,817	$746	$6
For further information see Note 16 of Notes to Consolidated Financial Statements
Stockholders’ Equity
Stockholders’ equity averaged $85.8 million during 2005, an increase of $27.9 million or 48.26 percent, as compared to 2004. At December 31, 2005, stockholders’ equity totaled $99.5 million, an increase of $30.8 million from December 31, 2004. The increase reflects the issuance of 1,904,761 shares of the holding company’s common stock to a limited number of accredited investors in a private placement of its securities on June 30, 2005. The shares were issued at a purchase price of $10.50 per share. Net proceeds to the holding company were approximately $18.9 million, after commissions and expenses. The Corporation’s dividend reinvestment and optional stock purchase plan coupled with option activity contributed $627,000 in new capital during 2005. Book value per share at year-end 2005 was $7.41 compared to $6.59 at year-end 2004. Tangible book value at year-end 2005 was $6.11 compared to $6.39 at year end 2004. The decline in 2005 as compared to 2004 reflects the increase in goodwill and other intangible assets resulting from the acquisition of Red Oak Bank.
As of December 31, 2005 the Corporation has purchased 57,330 common shares at an average cost per share of $9.38 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 266,254 shares of the Corporation’s outstanding common stock adjusted for subsequent stock dividends and stock splits. The repurchased shares were recorded as Treasury Stock, which resulted in a decrease in stockholders’ equity.
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

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
& RESULTS OF OPERATIONS Continued
Risk-Based Capital/Leverage
At December 31, 2005, the Corporation’s total Tier I capital (defined as tangible stockholders’ equity for common stock and Trust Preferred Capital Securities) amounted to $102.2 million or 9.16 percent of total assets. The Tier I leverage capital ratio at December 31, 2005 was 9.07 percent of total quarterly average assets. Tier I capital excludes the effect of SFAS No. 115, which amounted to $4.6 million of net unrealized losses, after tax, on securities available-for-sale (reported as a component of accumulated other comprehensive income which is included in stockholders’ equity), and goodwill and intangible assets of $17.4 million as of December 31, 2005. For information on goodwill and intangible assets, see Note 2 to the Consolidated Financial Statements.
United States bank regulators have additionally issued guidelines establishing minimum capital standards related to the level of assets and off balance-sheet exposures adjusted for credit risk. Specifically, these guidelines categorize assets and off balance-sheet items into four risk-weightings and require banking institutions to maintain a minimum ratio of capital to risk-weighted assets. At December 31, 2005, the Corporation’s Tier 1 and total risk-based capital ratios were 15.51 percent and 16.26 percent, respectively. These ratios are well above the minimum guidelines of capital to risk-adjusted assets in effect as of December 31, 2005. For information on risk-based capital and regulatory guidelines for the Corporation’s bank subsidiary, see Note 11 to the Consolidated Financial Statements.
The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the bank regulators regarding capital components, risk weightings and other factors. As of December 31, 2005, management believes that each of the Bank and the Corporation meet all capital adequacy requirements to which it is subject.
Subordinated Debentures
On December 19, 2003, Center Bancorp Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Center Bancorp, Inc., issued $5.0 million of, MMCapS capital securities to investors due on January 23, 2034. The capital securities presently qualify as Tier 1 capital. The trust loaned the proceeds of this offering to the Corporation and received in exchange $5.2 million of the Corporation’s subordinated debentures. The subordinate debentures are redeemable in whole or part, prior to maturity but after January 23, 2009. The floating interest rate on the subordinate debentures is three-month libor plus 2.85% and reprices quarterly. The rate at December 31, 2005 was 7.09%.
On December 18, 2001, Center Bancorp Statutory Trust I, a statutory business trust and wholly-owned subsidiary of Center Bancorp, Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on December 18, 2031. The trust loaned the proceeds of this offering to the Corporation and received in exchange $10.3 million of the Corporation’s subordinated debentures. The subordinated debentures are redeemable in whole or part, prior to maturity but after December 18, 2006. The floating interest rate on the subordinated debentures is three-month libor plus 3.60% and reprices quarterly. The rate at December 31, 2005 was 8.10%.
The additional capital raised with respect to the issuance of the floating rate capital pass through securities was used to bolster the Corporation’s capital and for general corporate purposes, including capital contributions to Union Center National Bank. Additional information regarding the capital treatment of these securities is contained herein on page 72.
Security Market Information
The common stock of the Corporation is traded on the NASDAQ Stock Market. The Corporation’s symbol is CNBC. As of December 31, 2005, the Corporation had 767 common stockholders of record. This does not include beneficial owners for whom CEDE & Company or others act as nominees. On December 31, 2005, the closing market bid and asked price was $10.92-$10.96, respectively.
The following table sets forth the high and low bid price, and the dividends declared, on a share of the Corporation’s common stock for the periods presented.

	Common Stock Price
	2005		2004		Common Dividends Declared
	High Bid	Low Bid	High Bid	Low Bid	2005	2004

Fourth Quarter	11.85	10.70	$12.96	$10.96	$0.0900	$0.0857
Third Quarter	11.83	10.84	$12.83	$10.81	$0.0900	$0.0857
Second Quarter	12.00	10.95	$14.54	$10.64	$0.0900	$0.0857
First Quarter	12.04	10.89	$17.72	$14.25	$0.0857	$0.0816
					$0.3557	$0.3387
For information on dividend restrictions and capital requirements, which may limit the ability of the Corporation to pay dividends, see Note 15 to the Consolidated Financial Statements. Dividends declared on common stock (on a per common share basis) and common stock prices have been restated to reflect the 5% common stock dividend declared April 19, 2005, distributed June 15, 2005 to common shareholders of record May 31, 2005.
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

AVERAGE STATEMENTS OF CONDITION WITH INTEREST AND
AVERAGE RATES

	Years Ended December 31,
(Dollars in Thousands)	2005			2004			2003
(Tax-Equivalent Basis)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate

ASSETS
Interest-earning assets:
Investment securities:(1)
Taxable	$422,507	$19,596	4.64%	$404,641	$17,565	4.34%	$461,012	$17,993	3.90%
Non-taxable	150,149	8,094	5.39%	110,225	5,919	5.37%	72,914	4,231	5.80%
Loans, net of unearned income:(2)	454,372	25,329	5.57%	365,104	18,529	5.07%	276,457	15,131	5.47%
Federal funds sold and securities purchased under agreement to resell	1,091	29	2.66%	—	—	0.00%	—	—	0.00%
Total interest-earning assets	1,028,119	53,048	5.16%	879,970	42,013	4.77%	810,383	37,355	4.61%
Non-interest-earning assets:
Cash and due from banks	19,418			20,006			21,720
Bank owned life insurance	18,200			16,857			14,390
Other assets	40,434			28,220			27,617
Allowance for loan losses	(4,534)			(3,414)			(2,664)
Total non-interest earning assets	73,518			61,669			61,063
Total assets	$1,101,637			$941,639			$871,446

LIABILITIES & STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Money market deposits	$92,875	1,963	2.11%	$95,071	978	1.03%	$94,579	1,024	1.08%
Savings deposits	114,305	1,610	1.41%	139,406	1,368	0.98%	153,856	1,877	1.22%
Time deposits	227,249	6,766	2.98%	181,094	4,560	2.52%	147,941	3,881	2.62%
Other interest-bearing deposits	118,881	1,260	1.06%	77,203	509.66%		70,522	391.55%
Short term borrowings and FHLB advances	304,364	10,624	3.49%	241,536	5,811	2.41%	216,615	5,058	2.34%
Subordinated debentures	15,465	1,073	6.94%	15,465	742	4.80%	10,466	495	4.73%
Total interest-bearing liabilities	873,139	23,296	2.67%	749,775	13,968	1.86%	693,979	12,726	1.83%
Non-interest-bearing liabilities:
Demand deposits	134,837			127,617			120,607
Other non-interest-bearing deposits	2,813			763			422
Other liabilities	5,076			5,630			4,479
Total non-interest-bearing liabilities	142,726			134,010			125,508
Stockholders’ equity	85,772			57,854			51,959
Total liabilities and stockholders’ equity	$1,101,637			$941,639			$871,446
Net interest income (tax-equivalent basis)		$29,752			$28,045			$24,629
Net interest spread			2.49%			2.91%			2.78%
Net interest income as percent of earning assets (margin)			2.89%			3.19%			3.04%
Tax-equivalent adjustment(3)		(2,545)			(1,964)			(1,436)
Net interest income		$27,207			$26,081			$23,193
——————
(1)
Average balances for available-for-sale securities are based on amortized cost.
(2)
Average balances for loans include loans on non-accrual status.
(3)
The tax-equivalent adjustment was computed based on a statutory Federal income tax rate of 34 percent.

CONSOLIDATED STATEMENTS OF CONDITION

	December 31,
(Dollars in Thousands)	2005	2004

ASSETS
Cash and due from banks (Note 4)	$19,343	$12,033
Investment securities held to maturity (approximate market value of $140,628 in 2005 and $127,898 in 2004)	140,514	124,162
Investment securities available-for-sale	388,170	453,524
Total investment securities (Note 5 and 8)	528,684	577,686
Loans, net of unearned income (Note 6)	505,826	377,304
Less – Allowance for loan losses (Note 6)	4,937	3,781
Net loans	500,889	373,523
Premises and equipment, net (Note 7)	18,343	17,622
Accrued interest receivable	5,875	4,533
Bank owned life insurance (Note 1)	18,588	17,848
Other assets (Note 10)	5,670	3,679
Goodwill and other intangible assets	17,437	2,091
Total assets	$1,114,829	$1,009,015

LIABILITIES
Deposits:
Non-interest-bearing	$139,911	$127,226
Interest-bearing:
Certificates of deposit $100,000 and over	154,409	163,810
Interest-bearing transaction, savings and time deposits $100,000 and less	406,281	411,236
Total deposits	700,601	702,272
Overnight Federal funds and securities sold under agreement to repurchase (Note 8)	98,193	84,757
Short-term borrowings (Note 8)	23,900	16,600
Long-term borrowings (Note 8)	171,870	115,000
Subordinated debentures (Note 12)	15,465	15,465
Accounts payable and accrued liabilities (Notes 9 and 10)	5,311	6,278
Total liabilities	1,015,340	940,372
Commitments and contingencies (Note 16)

STOCKHOLDERS’ EQUITY (Notes 11 and 15)
Preferred Stock, no par value: Authorized 5,000,000 shares; none issued	—	—
Common stock, no par value:
Authorized 20,000,000 shares; issued and outstanding 14,467,962 and 11,475,446 shares in 2005 and 2004, respectively	65,592	30,441
Additional paid in capital	3,787	4,477
Retained earnings	38,453	36,973
Treasury stock at cost (1,036,334 and 1,056,972 shares in 2005 and 2004, respectively)	(3,701)	(3,775)
Accumulated other comprehensive (loss)/income	(4,642)	527
Total stockholders’ equity	99,489	68,643
Total liabilities and stockholders’ equity	$1,114,829	$1,009,015
All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(In Thousands, Except Per Share Data)	2005	2004	2003

Interest income:
Interest and fees on loans	$25,329	$18,529	$15,131
Interest and dividends on investment securities:
Taxable interest income	18,849	16,459	17,097
Non-taxable interest income	4,001	3,596	2,775
Dividends	2,295	1,465	916
Interest on Federal funds sold and securities purchased under agreement to resell	29	—	—
Total interest income	50,503	40,049	35,919
Interest expense:
Interest on certificates of deposit $100,000 and over	3,828	1,278	461
Interest on other deposits	7,771	6,137	6,712
Interest on borrowings	11,697	6,553	5,553
Total interest expense	23,296	13,968	12,726
Net interest income	27,207	26,081	23,193
Provision for loan losses (Note 6)	0	752	522
Net interest income after provision for loan losses	27,207	25,329	22,671
Other income:
Service charges, commissions and fees	1,922	1,948	1,683
Other Income	631	499	457
Annuity and Insurance	193	59	43
Bank Owned Life Insurance	740	734	798
Gain on securities sold (Note 5)	350	148	266
Total other income	3,836	3,388	3,247
Other expense:
Salaries and employee benefits (Note 9)	12,108	10,140	10,425
Occupancy, net (Note 16)	2,165	1,943	1,835
Premises and equipment (Notes 7 and 16)	1,990	1,852	1,708
Stationery and printing	628	539	559
Marketing and advertising	644	529	533
Other	4,678	4,468	3,276
Total other expense	22,213	19,471	18,336
Income before income tax expense	8,830	9,246	7,582
Income tax expense (Note 10)	1,184	1,624	1,163
Net income	$7,646	$7,622	$6,419
Earnings per share: (Note 1)
Basic	$.63	$.79	$.69
Diluted	$.63	$.78	$.68
Weighted average common shares outstanding:
Basic	12,074,870	9,679,880	9,344,122
Diluted	12,119,291	9,737,706	9,441,972
All per common share amounts have been adjusted retroactively for common stock splits and common stock dividends during the periods presented.

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)	Years Ended December 31, 2005, 2004, and 2003
	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Treasury Stock	Restricted Stock	Accumulated Other Comprehensive Income (Loss)	Total Stock-Holders’ Equity

Balance December 31, 2002	$18,984	$4,562	$29,863	$(4,254)	$(285)	$2,184	$51,054
YEAR 2003
Cash dividend			(3,014)				(3,014)
Issuance of common stock	421						421
Exercise of stock options		115		276			391
Restricted stock award					271		271
Comprehensive income:
Net income			6,419				6,419
Unrealized holding losses on securities arising during the period (net of tax benefit of $792)						(1,538)
Less reclassification adjustment for gains included in net income (net of tax of $90)						176
Net unrealized holding loss on securities arising during the period (net of tax benefit of $701)						(1,362)	(1,362)
Total comprehensive income							5,057
Balance December 31, 2003	$19,405	$4,677	$33,268	$(3,978)	$(14)	$822	$54,180
YEAR 2004
Cash Dividend			(3,238)				(3,238)
Private Placement: Common Stock	10,631	(542)	(679)				9,410
Issuance of common stock	405						405
Exercise of stock options		342		203			545
Restricted stock award					14		14
Comprehensive income:
Net income			7,622				7,622
Additional minimum pension liability						(57)
Unrealized holding losses on securities arising during the period (net of tax benefit of $173)						(336)
Less reclassification adjustment for gains included in net income (net of tax of $50)						98
Net unrealized holding losses on securities arising during the period (net of tax of $123) and additional minimum pension liability						(295)	(295)
Total comprehensive income							7,327
Balance December 31, 2004	$30,441	$4,477	$36,973	$(3,775)	$0	$527	$68,643
YEAR 2005
Cash dividend			(4,518)				(4,518)
Private Placement: Common stock	21,619	(1,120)	(1,621)				18,878
Issuance of common stock	255		(27)				228
Exercise of stock option		355		44			399
Common stock issued Red Oak Bank Acquisition	13,277						13,277
Restricted stock award		75		30			105
Comprehensive income:
Net income			7,646				7,646
Additional minimum pension liability						(171)
Unrealized holding losses on securities arising during the period (net of tax of $2,752)						(5,229)
Less reclassification adjustment for gains included in net income (net of tax of $119)						231
Net unrealized holding losses on securities arising during the period (net of tax of $2,633) and additional minimum pension liability						(5,169)	(5,169)
Total comprehensive income							2,477
Balance December 31, 2005	$65,592	$3,787	$38,453	$(3,701)	$0	$(4,642)	$99,489

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Dollars in Thousands)	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,646	$7,622	$6,419
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization	1,827	1,580	1,412
Provision for loan losses	0	752	522
Provision for deferred taxes	4,628	106	(411)
Gains on sale of investment securities available-for-sale	(350)	(148)	(266)
Increase in accrued interest receivable	(1,342)	(48)	(46)
(Increase) decrease in other assets	(3,097)	(890)	375
Increase (decrease) in other liabilities	(1,758)	1,279	(601)
Increase in cash surrender value of bank owned life insurance	(740)	(734)	(798)
Amortization of premium and accretion of discount on investment securities, net	452	656	6,054
Net cash provided by operating activities	7,266	10,175	12,660
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturities of investment securities available-for-sale	300,541	149,951	210,565
Proceeds from maturities, calls and paydowns of securities held to maturity	32,315	37,902	137,337
Purchase of FHLB and FRB Stock, Net	(3,589)	(200)	(2,840)
Proceeds from sales of investment securities available-for-sale	59,427	52,524	131,722
Purchase of securities available-for-sale	(297,133)	(292,397)	(387,965)
Purchase of securities held to maturity	(44,089)	(7,445)	(77,584)
Net increase in loans	(37,741)	(27,000)	(120,492)
Property and equipment expenditures, net	(1,997)	(3,592)	(4,046)
Cash consideration paid to acquire Red Oak Bank	(13,279)	—	—
Cash and Cash equivalents acquired from Red Oak Bank	2,433	—	—
Purchase of bank owned life insurance	—	(2,500)	—
Net cash used in investing activities	(3,112)	(92,757)	(113,303)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(72,346)	69,351	16,570
Net increase in short-term borrowings	26,735	1,633	24,293
Proceeds from FHLB advances	192,439	50,000	85,000
Payment on FHLB advances	(158,659)	(50,000)	(35,000)
Dividends paid	(4,518)	(3,238)	(3,014)
Proceeds from issuance of common stock	19,106	10,360	1,083
Exercise of Stock Options	399	—	—
Issuance of subordinate debentures	—	—	5,000
Net cash provided by financing activities	3,156	78,106	93,932
Net increase (decrease) in cash and cash equivalents	7,310	(4,476)	(6,711)
Cash and cash equivalents at beginning of year	12,033	16,509	23,220
Cash and cash equivalents at end of year	$19,343	$12,033	$16,509
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid on deposits and short term borrowings	$23,228	$13,921	$12,423
Income taxes	$1,221	$1,650	$2,022
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AT DATE OF ACQUISITION:
Fair Value of assets acquired	$115,307	$—	$—
Goodwill and Deposit intangible	$15,416	$—	$—
Liabilities assumed	$88,556	$—	$—
Common stock issued for the Red Oak Bank acquisition, net	$13,277	$—	$—

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements of Center Bancorp, Inc. (the “Corporation”) are prepared on the accrual basis and include the accounts of the Corporation and its wholly owned subsidiary, Union Center National Bank (the “Bank”). All significant inter-company accounts and transactions have been eliminated from the accompanying consolidated financial statements.
Business
The Corporation is a bank holding company whose principal activity is the ownership and management of Union Center National Bank as mentioned above. The Bank provides a full range of banking services to individual and corporate customers through branch locations in Union and Morris counties, New Jersey. Additionally, the Bank originates residential mortgage loans and services such loans for others. The Bank is subject to competition from other financial institutions and the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.
Basis of Financial Statement Presentation
The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the reported period. Actual results could differ significantly from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and cash and due from banks, which are generally available within one day.
Investment Securities
The Corporation accounts for its investment securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investment in Debt and Equity Securities.” Investments are classified into the following categories: (1) held to maturity securities, for which the Corporation has both the positive intent and ability to hold until maturity, which are reported at amortized cost; (2) trading securities, which are purchased and held principally for the purpose of selling in the near term and, are reported at fair value with unrealized gains and losses included in earnings; and (3) available-for-sale securities, which do not meet the criteria of the other two categories and which management believes may be sold prior to maturity due to changes in interest rates, prepayment, risk, liquidity or other factors, and are reported at fair value, with unrealized gains and losses, net of applicable income taxes, reported as a component of accumulated other comprehensive income, which is included in stockholders’ equity and excluded from earnings.
Investment securities are adjusted for amortization of premiums and accretion of discounts, which are recognized on a level yield method, as adjustments to interest income. Investment securities gains or losses are determined using the specific identification method.
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
Income Taxes
The Corporation recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities, using enacted tax rates expected to be applied to taxable income in the years in which the differences are expected to be settled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Continued
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
Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it again becomes well secured and in the process of collection or all past due amounts have been collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan’s yield using the level yield method.
The Corporation accounts for impaired loans in accordance with SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS No. 118 “Accounting by Creditors for Impairment of a Loan- Income Recognition and Disclosures.” The value of impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent. The Corporation has defined its population of impaired loans to include, at a minimum, non-accrual loans and loans internally classified as substandard or below, in each instance above an established dollar threshold of $200,000. All loans below the established dollar threshold are considered homogenous and are collectively evaluated for impairment.
Allowance for Loan Losses
The allowance for loan losses (“Allowance”) is maintained at a level determined adequate to provide for potential loan losses. The allowance is increased by provisions charged to operations and reduced by loan charge-offs, net of recoveries. The allowance is based on management’s evaluation of the loan portfolio considering economic conditions, the volume and nature of the loan portfolio, historical loan loss experience and individual credit situations.
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
Bank Premises and Equipment
Land is carried at cost and bank premises and equipment at cost less accumulated depreciation based on estimated useful lives of assets, computed principally on a straight-line basis. Expenditures for maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Gains and losses on sales or other dispositions are recorded as a component of other income or other expenses.

Other Real Estate Owned
Other real estate owned (“OREO”), representing property acquired through foreclosure, is carried at the lower of the principal balance of the secured loan or fair value less estimated disposal costs of the acquired property. Costs relating to holding the assets are charged to expenses.
Mortgage Servicing
The Company performs various servicing functions on loans owned by others. A fee, usually based on a percentage of the outstanding principal balance of the loan, is received for those services. At December 31, 2005 and 2004, the Corporation was servicing approximately $15.0 million and $16.1 million, respectively, of loans for others.
The Corporation accounts for its transfers and servicing of financial assets in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Corporation originates mortgages under plans to sell those loans and service the loans owned by the investor. The Corporation records mortgage servicing rights and the loans based on relative fair values at the date of sale. The balance of mortgage servicing rights at December 31, 2005 and 2004 are immaterial to the consolidated financial statements.
Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower aggregated costs or estimated fair value. Gains and losses on sales of loans are also accounted for in accordance with SFAS No.134 “Accounting for Mortgage Securities retained after Securitizations or Mortgage Loans Held for Sale by a Mortgage Banking Enterprise.” At December 31, 2005 and 2004 there were no loans held for sale.
Employee Benefit Plans
The Corporation has certain employee benefit plans covering substantially all employees. The Corporation accrues such costs as incurred.
The Corporation follows the disclosure provisions of SFAS No.132 “Employers” Disclosures about Pensions and Other Post Retirement Benefits which was revised in December 2003. SFAS No.132 as revised, required additional employers’ disclosures about pension and other post retirement benefit plans after December 31, 2003. Certain disclosures related to estimated future benefit payments are effective for fiscal years ending after June 15, 2004. Net pension expense consists of service costs, interest cost, return on pension assets and amortization of unrecognized initial net assets.
Pension Plan
The Corporation has a non-contributory pension plan covering all eligible employees. The Corporation’s policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. The costs associated with the plan are accrued based on actuarial assumptions and included in non-interest expense.
Stock-Based Compensation
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS No. 123 R”), which was to be effective for interim periods beginning after June 15, 2005. On April 14, 2005, the effective date was amended. SFAS No. 123 R is now effective for interim or annual periods beginning after December 15, 2005. SFAS No. 123 R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized as an expense over the period during which the employee is required to provide service in exchange for the award, which is usually the vesting period. As a result of SFAS No. 123 R, the Company will recognize the grant-date fair value of options as compensation expense on a straight-line basis over the applicable vesting period. This accounting treatment differs significantly from the previous accounting for fixed stock options under APB Opinion No. 25, which generally required expense recognition only when the exercise price of the option was less than the market price of the underlying stock on the grant date. As required by SFAS No. 123 R, the Corporation will estimate the fair value of stock options on each grant date, using an appropriate valuation model such as the Black-Scholes option pricing model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Continued
At December 31, 2005 the Corporation has four stock-based compensation plans, which are described more fully in Note 9. The Corporation has accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees, and related interpretations.”  No stock-based employee compensation cost related to stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.
The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123R, accounting for Stock-Based Compensation, to the Corporation’s stock option plans.

	Years Ended December 31,
(In Thousands, Except Per Share Amounts)	2005	2004	2003

Net Income, as reported	$7,646	$7,622	$6,419
Add: compensation expense recognized for restricted stock award, net of related tax effect	$69	$9	$9
Deduct: Total Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	462	101	64
Pro forma net income	$7,253	$7,530	$6,364
Earnings per share:
Basic – as reported	$.63	$.79	$.69
Basic – pro forma	$.60	$.78	$.68
Diluted – as reported	$.63	$.78	$.68
Diluted – pro forma	$.60	$.77	$.67
Earnings Per Share
All common share and per common share amounts have been adjusted retroactively for the effect of stock splits and stock dividends.
Basic Earnings per Share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes any additional common shares as if all potentially dilutive common shares were issued (e.g. stock options). The Corporation’s weighted average common shares outstanding for diluted EPS include the effect of stock options outstanding using the Treasury Stock Method, which are not included in the calculation of basic EPS.
Earnings per common share have been computed based on the following:

	Years Ended December 31,
(In Thousands, Except Per Share Amounts)	2005	2004	2003

Net income	$7,646	$7,622	$6,419
Average number of common shares outstanding	12,075	9,680	9,344
Effect of dilutive options	44	57	95
Effect of restricted stock awards	0	1	3
Average number of common shares outstanding used to calculate diluted earnings per common share	12,119	9,738	9,442
Net income per share
Basic	$.63	$.79	$.69
Diluted	$.63	$.78	$.68

Treasury Stock
As of December 31, 2005 the Corporation has purchased 57,330 common shares at an average cost per share of $9.38 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 266,254 shares of the Corporation’s outstanding common stock.
Treasury stock is recorded using the cost method and accordingly is presented as a reduction of stockholders’ equity.
Goodwill and Other Identifiable Intangible Assets
The Corporation adopted SFAS No. 142 “Goodwill and Intangible Assets,” on January 1, 2002. This statement modifies the accounting for all purchases goodwill and intangible assets for impairment rather than amortize them. The Corporation has tested the goodwill and has determined that it is not impaired.
Comprehensive Income
Total comprehensive income includes all changes in equity during a period from transactions and other events and circumstances from non-owner sources. The Corporation’s other comprehensive income is comprised of unrealized holding gains and losses on securities available-for-sale and an additional minimum pension liability.
Disclosure of comprehensive income for the years ended 2005, 2004, and 2003 is presented in the Consolidated Statements of Changes in Stockholders’ Equity.
Bank Owned Life Insurance
During 2001, the Corporation invested $13.0 million in Bank Owned Life Insurance (“BOLI”) to help offset the rising cost of employee benefits, and made a subsequent investment in 2004 of $2.5 million. The change in the cash surrender value of the BOLI was recorded as a component of other income and amounted to $740,000 in 2005, $734,000 in 2004 and $798,000 in 2003.
Reclassifications
Certain reclassifications have been made in the consolidated financial statements for 2004 and 2003 to conform to the classifications presented in 2005.
NOTE 2 — ACQUISITIONS
The Corporation completed the acquisition of Red Oak Bank as of the close of business on May 20, 2005. Red Oak Bank was a State chartered commercial bank and operated one full service branch location in Hanover Township, Morris County, New Jersey. The acquisition presented the Corporation with the strategic opportunity to enhance shareholder value, market share and earnings growth. The opportunities include increasing the Corporation’s loan portfolio, strengthening and expanding the Corporation’s presence in the affluent and desirable business areas of the Morris County marketplace which compliments the Corporation’s existing footprint in that market through additional retail and commercial banking product offerings, increasing deposit share and further building the Corporation’s core deposit funding base, as well as enhancing the Corporation’s opportunities for earning asset generation.
Pursuant to the terms of the Agreement and Plan of Merger, 50% of Red Oak Bank’s common stock was converted into Center Bancorp, Inc. common stock at an exchange rate of .9227 Center Bancorp, Inc. shares per each Red Oak Bank share and 50% was converted into $12.06 in cash for each Red Oak Bank share. The aggregate consideration paid in the merger consisted of $13.3 million in cash and 1,015,816 shares of the Corporation’s common stock. The cash portion of the merger consideration was funded through the sale of securities available for sale and cash from continuing operations. The Corporation additionally converted remaining stock options covering 56,266 shares of Red Oak Bank common stock outstanding at the time of the merger and were exchanged for options covering 54,514 shares of Center Bancorp, Inc. common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 2 — ACQUISITIONS Continued
As a result of the Red Oak Bank acquisition, the Corporation acquired assets having a fair value of $115.3 million, including $89.6 million of net loans, $5.4 million of investment securities and $2.4 million of cash and cash equivalents, and assumed $70.7 million of deposits, $17.1 million of borrowings, and $792,000 of other liabilities.
The acquisition was accounted for as a purchase and the excess cost over the fair value of net assets acquired (“goodwill”) in the transaction was $14.7 million. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, goodwill is not being amortized in connection with this transaction and the goodwill will not be deductible for income tax purposes. The Corporation also recorded a core deposit intangible of $702,617 in connection with the acquisition, which is being amortized on a 10-year sum of the digits method. The amortization of premiums and discounts resulting from the fair value adjustments of assets and liabilities amounted to approximately $323,342 for the year ended December 31, 2005. The results of operations for 2005 include Red Oak Bank’s results of operations from May 20, 2005 forward.
The following table presents data with respect to the net fair values of assets and liabilities acquired in the Red Oak Bank acquisition (in thousands):

At May 20, 2005

ASSETS
Cash and due from banks	$2,433
Securities	5,404
Loans, net	89,626
Fixed assets	476
Other assets	1,952
Core deposit intangible	703
Goodwill	14,713
Total assets	115,307

LIABILITIES
Deposits	70,674
Borrowings	17,090
Other liabilities	792
Total liabilities	88,556
Net assets acquired	$26,751
The net deferred tax liability resulting from adjustments of net assets acquired, including the creation of the core deposit intangible amounted to $524,740. Transaction and acquisition costs have been determined in accordance with purchase accounting. Estimated costs in connection with the acquisition and included as a component of goodwill amounted to $634,764, all of which were paid as of December 31, 2005.
NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS
SFAS 123R
In December 2004, the FASB issued a revision to SFAS No. 123R, Share-based Payments (“FASB 123R”). This statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. In addition, this statement established fair value measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions. This statement replaces SFAS No. 123,

Accounting for stock based compensation and supercedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. In addition this statement amends SFAS No. 95, statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflows rather than as a reduction of taxes paid.
The Corporation does not anticipate that the adoption of SFAS No. 123R, will have a material impact on the financial statements of the Corporation for the full year 2006. Estimated future levels of compensation expense recognized related to stock based awards will be impacted by new awards, modifications to awards, or cancellation of awards after the adoption of SFAS No. 123R.
Meaning of Other-Than-Temporary Impairment:
At its November 12-13, 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on the issue 003-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No.115 and SFAS No.124 that are impaired at the balance sheet date but for which an other than temporary impairment has not been recognized. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance.
On November 3, 2005, FSP FAS Nos. 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued. The FSP also addresses accounting considerations subsequent to the recognition of other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance in EITF Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations (principally Statement of Financial Accounting Standards No. 115 and SEC Staff Accounting Bulletin 59). Under the FSP, impairment losses must be recognized in earnings equal to the entire difference between the security’s cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also requires that an investor recognize other-than-temporary impairment losses when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The Corporation does not expect that the adoption of the FSP in 2006 will have a material impact on its financial condition, results of operations or financial statement disclosures.
SFAS No. 154
In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No.154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2006. The Company does not expect the impact of SFAS 154 will be material to its consolidated financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 4 — CASH AND DUE FROM BANKS
The subsidiary bank, Union Center National Bank, maintained cash balances reserved to meet regulatory requirements of the Federal Reserve Board of approximately $253,000 and $234,000 at December 31, 2005 and 2004, respectively.
NOTE 5 — INVESTMENT SECURITIES
The following tables present information related to the Corporation’s portfolio of securities held to maturity and available-for-sale at December 31, 2005 and 2004.

	December 31, 2005
(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

SECURITIES HELD TO MATURITY:
U.S. Treasury and Agency Securities	$1,122	$56	$—	$1,178
Federal Agency Obligations	33,577	91	443	33,225
Obligations of U.S. States and political subdivisions	60,004	542	747	59,799
Other securities	45,811	1,219	604	46,426
	$140,514	$1,908	$1,794	$140,628
	December 31, 2005
(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

SECURITIES AVAILABLE-FOR-SALE:
U.S. Treasury and Agency Securities	$588	$—	$6	$582
Federal Agency Obligations	215,257	—	5,878	209,379
Obligations of U.S. States and political subdivisions	45,574	140	909	44,805
Other securities	107,786	778	1,012	107,552
FHLB stock and other equity securities	25,706	238	92	25,852
	$394,911	$1,156	$7,897	$388,170
	December 31, 2004
(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

SECURITIES HELD TO MATURITY:
U.S. Treasury and Agency Securities	$2,375	$86	$—	$2,461
Federal Agency Obligations	33,482	458	190	33,750
Obligations of U.S. States and political subdivisions	48,813	1,152	261	49,704
Other securities	2,958	4	7	2,955
FHLB stock and other equity securities	36,534	2,496	2	39,028
	$124,162	$4,196	$460	$127,898

	December 31, 2004
(Dollars in Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

SECURITIES AVAILABLE-FOR-SALE:
U.S. Treasury and Agency Securities	$3,397	$—	$—	$3,397
Federal Agency Obligations	247,439	505	1,703	24,624
Obligations of U.S. States and political subdivisions	53,403	755	366	53,792
Other securities	28,556	79	232	28,403
FHLB stock and other equity securities	120,187	1,776	272	121,691
	$452,982	$3,115	$2,573	$453,524
A portion of the Corporation’s investment securities are classified as available-for-sale, approximately 73.42% at December 31, 2005. The available-for-sale securities are reported at fair value with unrealized gains or losses included in equity, net of taxes. Accordingly, the carrying value of such securities reflects their fair value at the balance sheet date. Fair value is based on quoted market price. The remainder of the portfolio is classified as held to maturity and reported at amortized cost.
The following table presents information for investments in securities held to maturity and securities available-for-sale at December 31, 2005, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call options of the issuer. Equity securities held in the available for sale portfolio are included in the due in one year or less category in the table below.

	Held to Maturity		Available-for-Sale
(Dollars in Thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Due in one year or less	$502	$502	$38,548	$38,679
Due after one year through five years	9,785	9,872	44,921	44,349
Due after five years through ten years	28,535	28,495	76,151	74,062
Due after ten years	101,692	101,759	235,291	231,080
Total	$140,514	$140,628	$394,911	$388,170
During 2005, securities sold from the Corporation’s available-for-sale portfolio amounted to approximately $59.4 million. The gross realized losses on securities sold amounted to $322,508, while the gross realized gains amounted to $672,702 in 2005. Securities sold from the Corporation’s available-for-sale portfolio during 2004 amounted to $52.5 million with gross realized gains of $428,472 and gross realized losses of $280,260. Securities sold from the Corporation’s available-for-sales portfolio during 2003 amounted to $131.7 million with a gross realized gain of $1.2 million and gross realized losses of $917,170. These securities were sold in the ordinary course of business.
Temporarily Impaired Investments
Investments whose value is considered to be other than temporarily impaired are written down to fair value as a charge to realized losses. The cost basis of these written down investments is adjusted to fair value at the date the determination of impairment is made. The new cost basis is not adjusted for subsequent recoveries in value. At December 31, 2005 there were no securities that reflected other than temporary impairment and no such write-downs occurred during 2005. At December 31, 2005, the unrealized losses associated with U.S. Treasury and Agency securities and Federal agency obligations, mortgage-backed securities, other taxable securities and tax-exempt securities are not considered to be other-than-temporary because their unrealized losses are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer. The Corporation has the intent and ability to hold them until the value recovers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 5 — INVESTMENT SECURITIESContinued
The Corporation reviews all securities for potential recognition of other than temporary impairment. The Corporation maintains a watch list for the identification and monitoring of securities experiencing problems that required a heightened level of review. This could include credit rating downgrades.
The Corporation’s assessment of whether an investment in the portfolio of assets is other than temporary includes factors such as whether the issuer has defaulted on scheduled payments, announced restructuring  and/or filed for bankruptcy, has disclosed severe liquidity problems that cannot be resolved, disclosed deteriorating financial condition or sustained significant losses.
Factors affecting the market price include credit risk, market risk, interest rates, economic cycles, and liquidity risk. The magnitude of any unrealized loss may be affected by the relative concentration of the Corporation’s investments in any one issuer or industry. The Corporation has established policies to reduce exposure through diversification of concentration of the investment portfolio including limits on concentrations to any one issuer. The Corporation believes the investment portfolio is prudently diversified.
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
In determining that the securities giving rise to the previously mentioned unrealized losses were not other than temporary, the Corporation evaluated the factors cited above, which the Corporation considers when assessing whether a security is other than temporarily impaired. In making these evaluations the Corporation must exercise considerable judgment. Accordingly there can be no assurance that the actual results will not differ from the Corporation’s judgments and that such differences may not require the future recognition of other-than-temporary impairment charges that could have a material affect on our financial position and results of operations. In addition, the value of, and the realization of any loss on, an investment security is subject to numerous risks as cited above.
The following table indicates the length of time individual securities have been in a continuous unrelated loss position at December 31, 2005 and 2004:

Temporarily Impaired Investment Summary December 31, 2005
	Total		Less Than 12 Months		12 Months or Longer
(Dollars in Thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Treasury obligations and direct obligations of US government	$31,150	$(865)	$15,235	$(154)	$17,915	$(711)
Federal agency CMO’s	199,588	(5,357)	84,368	(1,728)	115,220	(3,629)
Federal agency mortgage backed securities	49,261	(1,474)	26,909	(580)	22,352	(894)
Asset backed securities	24,030	(38)	24,030	(38)	—	—
Corporate bonds	12,451	(209)	8,080	(84)	4,371	(125)
Municipal tax exempt obligations	61,368	(1,656)	31,394	(478)	29,974	(1,178)
FHLB Stock and other equity securities	1,716	(92)	1,716	(92)	—	—
Total temporarily impaired securities	$381,564	$(9,691)	$191,732	$(3,154)	$189,832	$(6,537)

Temporarily Impaired Investment Summary December 31, 2004
	Total		Less Than 12 Months		12 Months or Longer
(Dollars in Thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Treasury obligations and direct obligations of US government	$23,846	$(467)	$10,319	$(24)	$13,527	$(443)
Federal agency CMO’s	126,249	(1,290)	106,769	(803)	19,480	(487)
Federal agency mortgage backed securities	28,429	(375)	28,429	(375)	—	—
Corporate bonds	1,993	(2)	1,993	(2)	—	—
Municipal tax exempt obligations	35,896	(627)	26,411	(296)	9,485	(331)
FHLB Stock and other equity securities	34,761	(272)	14,190	—	20,571	(272)
Total temporarily impaired securities	$251,174	$(3,033)	$188,111	$(1,500)	$63,063	$(1,533)
Investment securities having a carrying value of approximately $190.9 million and $184.5 million at December 31, 2005 and 2004, respectively, were pledged to secure public deposits, short-term borrowings, and FHLB advances and for other purposes required or permitted by law.
NOTE 6 — LOANS AND THE ALLOWANCE FOR LOAN LOSSES
The following table sets forth the composition of the Corporation’s loan portfolio net of deferred fees at December 31, 2005 and 2004, respectively:

(Dollars in Thousands)	2005	2004

Real estate – residential mortgage	$261,028	$221,893
Real estate – commercial	164,841	119,352
Commercial and industrial	79,006	30,929
Installment	951	5,130
Total	$505,826	$377,304
At December 31, 2005 and 2004 loans to officers and directors aggregated approximately $4,077,255 and $4,309,302, respectively. During the year ended December 31, 2005, the Corporation made new loans to officers and directors in the amount of $1,687,969; payments by such persons during 2005 aggregated $1,920,016. Management is of the opinion that the above loans were made on the same terms and conditions as those prevailing for comparable transactions with non-related borrowers.
A summary of the activity in the allowance for loan losses is as follows:

(Dollars in Thousands)	2005	2004	2003

Balance at the beginning of year	$3,781	$3,002	$2,498
Provision for loan losses	0	752	522
Addition of Red Oak Bank’s Allowance-May 20, 2005	1,210	—	—
Loans charged-off	(82)	(11)	(39)
Recoveries on loans previously charged-off	28	38	21
Balance at the end of year	$4,937	$3,781	$3,002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 6 — LOANS AND THE ALLOWANCE FOR LOAN LOSSESContinued
Total non-performing assets are comprised of the outstanding balances of accruing loans, which are 90 days, or more past due as to principal or interest payments, non-accrual loans and other real estate owned. Total non-performing assets at December 31, 2005, 2004 and 2003 were as follows:

(Dollars in Thousands)	2005	2004	2003

Loans past due in excess of 90 days and still accruing	$179	$—	$—
Non-accrual loans	387	—	26
Other real estate owned	—	—	—
Total non-performing assets	$566	$—	$26
The amount of interest income that would have been recorded on non-accrual loans in 2005, 2004 and 2003 had payments remained in accordance with the original contractual terms approximated $28,905, $0 and $1,700 respectively, no interest income was received on these types of assets in 2005, 2004 and 2003.
At December 31, 2005, total impaired loans were approximately $299,850 as compared to $205,529 at December 31, 2004 and $358,000 at December 31, 2003. The reserves allocated to such loans in 2005, 2004 and 2003 were $44,000, $1,000, $6,000. Although classified as substandard at December 31, 2005, the impaired loans were current with respect to principal and interest payments. The Corporation’s total average impaired loans were $196,775 during 2005, $230,043 during 2004, and $377,000 during 2003. Interest income on impaired loans totaled $29,469 in 2005, $11,905 in 2004 and $22,000 in 2003.
At December 31, 2005, there were no commitments to lend additional funds to borrowers whose loans were non-accrual or contractually past due in excess of 90 days and still accruing interest.
The policy of the Corporation is to generally grant commercial, mortgage and installment loans to New Jersey residents and businesses within its trading area. The borrowers’ abilities to repay their obligations are dependent upon various factors including the borrowers’ income and net worth, cash flows generated by the borrowers’ underlying collateral, value of the underlying collateral, and priority of the Bank’s lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the control of the Corporation. The Corporation is therefore subject to risk of loss. The Corporation believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or personal guarantees are required for virtually all loans.
NOTE 7 — BANK PREMISES AND EQUIPMENT
Bank premises and equipment are summarized as follows:

(Dollars in Thousands)	2005	2004

Land	$3,447	$3,447
Buildings	13,773	12,657
Furniture, fixtures and equipment	14,079	13,654
Leasehold improvements	1,812	1,457
Subtotal	33,111	31,215
Less accumulated depreciation and amortization	14,768	13,593
Total	$18,343	$17,622
Depreciation expense for the three years ended December 31, 2005 amounted to $1,752,000 in 2005, $1,580,000 in 2004 and $1,412,000 in 2003, respectively.

NOTE 8 — BORROWED FUNDS
Short-term borrowings at December 31, 2005 and 2004 consisted of the following:

(Dollars in Thousands)	2005	2004

Overnight Federal Funds Purchased	$40,000	$—
Securities sold under agreements to repurchase	58,193	84,757
Federal Home Loan Bank short-term and overnight advances	23,900	16,600
Total Short-Term Borrowings	$122,093	$101,357
The weighted average interest rate for short-term borrowings at December 31, 2005 and 2004 was 3.24 percent and 1.74 percent, respectively.
At December 31, 2005 and 2004 long-term borrowings consisted of the following:

(Dollars in Thousands)	2005	2004

Federal Home Loan Bank Advances	$154,370	$100,000
Securities sold under agreements to repurchase	17,500	15,000
Total Long-Term Borrowings	$171,870	$115,000
Securities sold under agreements to repurchase had average balances of $119.1 million and $105.4 million for the years ended December 31, 2005 and 2004, respectively. The maximum amount outstanding at any month end during 2005 and 2004 was $160,842,000 and $131,791,000. The average interest rate paid on securities sold under agreements to repurchase were 2.65 percent and 0.81 percent for the years ended December 31, 2005 and 2004, respectively. Overnight federal funds purchased averaged $27.6 million during 2005 as compared to $0 outstanding in 2004.
The weighted average interest rates on Federal Home Loan Bank advances at December 31, 2005 and 2004 were 4.11 percent and 2.38 percent, respectively. The maximum amount outstanding at any month end during 2005 and 2004 was $168,682,916 and $140,000,000, respectively. The average interest rate paid on Federal Home Loan Bank advances were 4.13 percent and 3.97 percent for the years ended December 31, 2005 and 2004, respectively.
At December 31, 2005 and 2004, all advances from the Federal Home Loan Bank of New York (“FHLB”) amounted to $157.4 million and $100.0 million, respectively. The FHLB advances had a weighted average interest rate of 4.08 percent and 4.28 percent at December 31, 2005 and December 31, 2004, respectively. These advances are secured by pledges of FHLB stock, 1-4 family residential mortgages and U.S. Government and Federal Agency obligations. The advances are subject to quarterly call provisions at the discretion of the FHLB and at December 31, 2005, and 2004 are contractually scheduled for repayment as follows:

(Dollars in Thousands)	2005	2004

2006	$3,000	$—
2007	2,000	5,000
2008	1,644	—
2009	25,000	25,000
2010	65,726	50,000
2011	10,000	10,000
2012	5,000	—
2013	—	10,000
2015	45,000	—
Total:	$157,370	$100,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 8 — BORROWED FUNDSContinued
The securities sold under repurchase agreements to other counterparties included in long-term debt totaled $17.5 million at December 31, 2005 and $15.0 million at December 31, 2004. The weighted average rate at December 31, 2005 was 3.53 and 1.61 percent, respectively. The schedule for repayment is as follows:

(Dollars in Thousands)	2005	2004

2007	$—	$15,000
2008	17,500	—
Total:	$17,500	$15,000
NOTE 9 — PENSION AND BENEFITS
The Corporation maintains a non-contributory pension plan for substantially all of its employees. The benefits are based on years of service and the employee’s compensation over the prior five-year period. The plan’s assets consist primarily of an insurance annuity. In addition, the Corporation has a non-qualified retirement plan that is designed to supplement the pension plan for key employees.
In 1999, the Corporation adopted a Director’s Retirement Plan, which is designed to provide retirement benefits for members of the Board of Directors. The expense associated with the plan amounted to $76,000 in 2005, $93,000 in 2004 and $63,000 for 2003, and is included in non-interest expense.
The following table sets forth changes in projected benefit obligation, changes in fair value of plan assets, funded status, and amounts recognized in the consolidated statements of condition for the Corporation’s pension plans at December 31, 2005 and 2004.

Change in Benefit Obligation (Dollars in Thousands)	2005	2004

Projected benefit obligation at beginning of year	$10,146	$9,127
Service cost	776	705
Interest cost	599	561
Actuarial loss (gain)	(444)	3
Benefits paid	(280)	(250)
Projected benefit obligation at end of year	$10,797	$10,146
Change in Plan Assets
Fair value of plan assets at beginning year	$6,599	$5,473
Actual return on plan assets	313	616
Employer contributions	700	760
Benefits paid	(280)	(250)
Fair value of plan assets at end of year	$7,332	$6,599
Funded status	$(3,465)	$(3,547)
Unrecognized net asset	—	—
Unrecognized prior service cost	36	51
Unrecognized net actuarial loss	1,248	1,568
Accrued benefit cost	$(2,181)	$(1,928)

The net periodic pension cost for 2005, 2004 and 2003 includes the following components:

(Dollars in Thousands)	2005	2004	2003

Service cost	$796	$725	$676
Interest cost	599	561	507
Expected return on plan assets	(533)	(442)	(386)
Net amortization and deferral	91	97	157
Net periodic pension expense	$953	$941	$954
The following table presents the assumptions used to calculate the projected benefit obligation in each of the last three years.

	2005	2004	2003

Discount rate	5.75%	6.00%	6.25%
Rate of compensation increase	4.25%	4.50%	4.75%
Expected long-term rate of return on plan assets	7.50%	7.50%	8.00%
The following information is provided:

At December 31,	2005	2004

INFORMATION FOR PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS
Projected benefit obligation	$10,797	$10,146
Accumulated benefit obligation	8,962	7,853
Fair value of plan assets	7,332	6,599
ASSUMPTIONS
Weighted average assumptions used to determine benefit obligation at December 31	2005	2004
Discount rate	5.75%	6.00%
Rate of compensation increase	4.25%	4.50%

Weighted average assumptions used to determine
Net periodic benefit cost for years ended December 31	2005	2004
Discount rate	6.00%	6.25%
Expected long-term return on plan assets	7.50%	7.50%
Rate of compensation increase	4.50%	4.75%
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 9 — PENSION AND BENEFITSContinued
Plan Assets
The Union Center National Bank Pension Trust’s weighted-average asset allocation at December 31, 2005, 2004 and 2003, by asset category, is as follows:

Asset Category	2005	2004	2003

Equity securities	76%	79%	79%
Debt and/or Fixed Income Securities	23%	20%	20%
Other	1%	1%	1%
Total	100%	100%	100%
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
The investment manager is not authorized to purchase, acquire or otherwise hold certain types of market securities (subordinated bonds, commodities, real estate investment trusts, limited partnerships, naked puts, naked calls, stock index futures, oil, gas or mineral exploration ventures or unregistered securities) or to employ certain types of market techniques (margin purchases or short sales) or to mortgage, pledge, hypothecate, or in any manner transfer as security for indebtedness, any security owned or held by the Plan.
Cash Flows
Contributions
The Bank expects to contribute $750,000 to its Pension Trust in 2006.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, that are expected to be paid in each year 2006, 2007, 2008, 2009, 2010 and years 2011-2015, respectively are $287,200, $328,900, $568,800, $651,900, $690,500 and $4,682,700.
401K Benefit Plan
The Corporation maintains a 401K employee savings plan to provide for defined contributions which covers substantially all employees of the Corporation. The Corporation’s contributions to the plan are limited to fifty percent of a matching percentage of each employee’s contribution up to six percent of the employee’s salary. For 2005, 2004 and 2003, employer contributions amounted to $134,367, $124,000 and $115,000, respectively.
Stock Option Plans
The Corporation’s Stock Option Plans permit Center Bancorp, Inc. common stock to be issued to key employees and directors of the Corporation and its subsidiaries. The options granted under the plans are intended to be either Incentive Stock Options or Non-qualified Options. Under the 1999 Employee Stock Incentive Plan, an aggregate of 217,285 shares remain available under the plan and are authorized for issuance. Under the 2003 non-employee director stock option plan an aggregate total of 486,670 shares remain. Such shares may be treasury shares, newly issued shares or a combination thereof. This Plan also authorizes the grant of restricted stock awards.
Options have been granted to purchase common stock principally at the fair market value of the stock at the date of grant. Options are exercisable starting one year after the date of grant and generally expire ten years from the date of grant. Changes in options outstanding during the past three years were as follows:

Stock Option Plan	Shares	Exercise Price Range Per Share

Outstanding, December 31, 2002 (198,126 shares exercisable)	302,405	$4.51 to $9.42
Granted during 2003	37,990	$15.88
Exercised during 2003	(76,839)	$4.51 to $9.45
Expired or canceled during 2003	(2,053)	$4.86 to $6.37
Outstanding, December 31, 2003 (176,867 shares exercisable)	261,503	$4.51 to $15.88
Granted during 2004	34,650	$11.03
Exercised during 2004	(55,135)	$4.51 to $6.37
Expired or canceled during 2004	(3,835)	$6.37
Outstanding, December 31, 2004 (170,059 shares exercisable)	237,183	$4.51 to $15.88
Granted during 2005	152,854	$6.42 to $11.19
Exercised during 2005	(12,138)	$4.51 to $6.38
Expired or canceled during 2005	(5)	$6.37
Outstanding, December 31, 2005 (308,520 shares exercisable)	377,894	$5.41 to $15.88
Fair Value of Stock Options Grants
The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2005, 2004 and 2003, respectively: dividend rate of 3.08%, 2.73%, 2.73%; expected volatility of 30.1%, 35.80% and 35.8%; risk-free interest rate based on equivalent Treasury Rates of 3.90%, 4.11% and 3.51%; and expected lives of 6 years. During the second quarter of 2005, options to purchase 56,266 shares of Red Oak Bank common stock were converted into options to purchase 54,514 shares of Center Bancorp common stock pursuant to the acquisition of Red Oak Bank in May 2005. The options issued in the Red Oak Bank acquisition are fully vested.
The following table summarizes the fair value of the stock options granted during the last three years ended December 31, 2005, 2004 and 2003.

	2005		2004		2003
	Options Granted	Weighted Average Fair Value	Options Granted	Weighted Average Fair Value	Options Granted	Weighted Average Fair Value

Incentive stock options	54,514	$4.98	—	$0.00	—	$0.00
Non-qualifying stock options	65,260	$3.28	—	$0.00	—	$0.00
Director’s plan	33,080	$3.28	34,650	$3.43	37,990	$5.30
Total	152,854	$4.07	34,650	$3.43	37,990	$5.30
Restricted Stock
Restricted stock may be awarded to key employees providing for the immediate award of the Corporation’s common stock subject to certain vesting and other restrictions. During 2005, 8,095 shares were awarded and during 2004, no shares were awarded. During 2002, 11,000 shares were awarded; all such shares were issued from Treasury shares. The amount of compensation costs related to restricted stock awards included in salary expense was approximately $105,000 in 2005, $14,000, in 2004 and $271,000 in 2003. As of December 31, 2005, all shares of the prior restricted stock awards were vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 10 — INCOME TAXES
The current and deferred amounts of income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003, respectively, are as follows:

(Dollars in Thousands)	2005	2004	2003

CURRENT:
Federal	(2,266)	$1,354	$1,312
State	(1,178)	164	262
	(3,444)	1,518	1,574
DEFERRED:
Federal	3,778	341	248
State	850	(235)	(659)
	4,628	106	(411)
Income tax expense	1,184	$1,624	$1,163
The amount of deferred income tax (benefit) expense included in comprehensive income was ($2,327,000), $306,000 and $424,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
Reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory Federal income tax rate is as follows:

(Dollars in Thousands)	2005	2004	2003

Income before income tax expense	8,830	$9,246	$7,582
Federal statutory rate	34%	34%	34%
Compute “expected” Federal income tax expense	3,002	3,144	2,578
State tax net of Federal tax benefit	(216)	(47)	(262)
Bank owned life insurance	(252)	(249)	(271)
Tax-exempt interest and dividends	(1,206)	(1,235)	(971)
Other, net	(144)	11	89
Income tax expense	$1,184	$1,624	$1,163

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 2005 and 2004 are presented below:

(Dollars in Thousands)	2005	2004

Deferred tax assets:
Allowance for loan losses	$1,550	$1,280
Pension expense	482	972
Employee benefit plan	783	514
Unrealized loss on securities available-for-sale and other comprehensive income	2,327	—
Other	316	—
Federal NOL	1,480	—
NJ NOL and AMA credits	871	545
Total gross deferred tax asset	$7,809	$3,311
Deferred tax liabilities:
Depreciation	$412	$599
Market discount accretion	581	678
Deferred fee expense-mortgages	599	487
Unrealized gains on securities available-for-sale and other comprehensive income	—	306
Purchase accounting	504	—
Other	120	276
Total gross deferred tax liabilities	2,216	2,346
Net deferred tax asset	$5,593	$965
Based on the Corporation’s historical and current pre-tax earnings and the availability of net operating loss carry-backs on a Federal basis, management believes it is more likely than not that the Corporation will realize the benefit of the net deductible temporary differences existing at December 31, 2005 and 2004, respectively.
NOTE 11 — STOCKHOLDERS’ EQUITY AND REGULATORY REQUIREMENTS
Authorized capital of the Corporation includes 5,000,000 shares of Preferred Stock no par value, none of which was issued at December 3, 2005 or 2004.
As of December 31, 2005, the Corporation has purchased 57,330 common shares at an average cost per share of $9.38 under the stock buyback program announced on January 24, 2002 for the repurchase of up to 266,254 shares of the Corporation’s outstanding common stock adjusted for subsequent stock dividends and stock splits. The repurchased shares were recorded as Treasury Stock, which resulted in a decrease in stockholders’ equity.
On June 30, 2005, the Corporation issued 1,904,761 shares of the holding company’s common stock to a limited number of accredited investors in a private placement of its securities. The shares were issued at a purchase price of $10.50 per share. Net proceeds to the holding company were approximately $18.9 million, after commissions and expenses.
On September 29, 2004, the Corporation issued 888,888 shares of the holding company’s common stock to a limited number of accredited investors in a private placement of its securities. The shares were issued at a purchase price of $11.25 per share. Net proceeds to the holding company were approximately $9.4 million, after commissions and expenses.
Regulatory Capital
Federal Deposit Insurance Corporation (“FDIC”) regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2005, the Bank was required to maintain (i) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.00%, and (ii) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.00% and 8.00%, respectively.
Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and on discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of financial institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 11 — STOCKHOLDERS’ EQUITY AND REGULATORY REQUIREMENTSContinued
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
As of December 31, 2005, management believes that the Bank meets all capital adequacy requirements to which it is subject and is a well-capitalized institution under the prompt corrective action regulations.
The following is a summary of the Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution.

	FDIC Requirements
	Union Center National Bank Actual		Minimum Capital Adequacy		For Classification as Well Capitalized
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2005 Leverage (Tier 1) capital	$82,379	7.43%	$45,221	4.00%	$55,654	5.00%
RISK-BASED CAPITAL:
Tier 1	82,379	12.82%	25,698	4.00%	38,547	6.00%
Total	87,316	13.59%	51,397	8.00%	64,246	10.00%
December 31, 2004 Leverage (Tier 1) capital	$68,793	7.02%	$39,263	4.00%	$48,974	5.00%
RISK-BASED CAPITAL:
Tier 1	68,793	12.09%	22,761	4.00%	34,141	6.00%
Total	72,574	12.75%	45,521	8.00%	56,902	10.00%

	Center Bancorp, Inc. Actual		Minimum Capital Adequacy		For Classification as Well Capitalized
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2005 Leverage (Tier 1) capital	$102,159	9.07%	$45,913	4.00%	$56,519	5.00%
RISK-BASED CAPITAL:
Tier 1	102,159	15.51%	26,340	4.00%	39,509	6.00%
Total	107,096	16.26%	52,679	8.00%	65,849	10.00%
December 31, 2004 Leverage (Tier 1) capital	$81,490	8.22%	$39,725	4.00%	$49,552	5.00%
RISK-BASED CAPITAL:
Tier 1	81,490	14.03%	23,234	4.00%	34,851	6.00%
Total	85,271	14.68%	46,468	8.00%	58,085	10.00%
The Corporation issued $10.3 million in 2001 and $5.2 million in 2003 of subordinated debentures. These securities are included as a component of Tier 1 Capital for regulatory purposes. The Tier 1 leverage capital ratio was 8.22 percent at December 31, 2005.
On March 1, 2005, the Federal Reserve adopted a final rule that allows the continued inclusion of outstanding and prospective issuances of trust preferred securities in the Tier I Capital of bank holding companies, subject to stricter quantitative limits and qualitative standards. The new quantitative limits become effective after a five-year transition period ending March 31, 2009. Under the final rules, trust preferred securities and other restricted core capital elements are limited to 25% of all core capital elements. Amounts of restricted core capital elements in excess of these limits may be included in Tier II Capital. At December 31, 2005, the only restricted core capital element owned by the Corporation is trust preferred securities. Based on a preliminary review of the final rule, the Corporation believes that its trust preferred issues qualify as Tier I Capital. However, in the event that the trust preferred issues do not qualify as Tier I Capital, the Corporation would remain well capitalized.
NOTE 12 — SUBORDINATED DEBENTURES
During 2001 and 2003, the Corporation formed statutory business trusts, which exist for the exclusive purpose of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust securities in junior subordinated deferrable interest debentures (subordinated debentures) of the Corporation; and (iii) engaging in only those activities necessary or incidental thereto. These subordinated debentures and the related income effects are not eliminated in the consolidated financial statements as the statutory business trusts are not consolidated in accordance with FASB interpretation No.46 “Consolidation of Variable Interest Entities.” Distributions on the subordinated debentures owned by the subsidiary trusts below have been classified as interest expense in the Consolidated Statement of Income.
The following table summarizes the mandatorily redeemable trust preferred securities of the Corporation’s subsidiary trusts at December 31, 2005.

Issuance Date	Securities Issued	Liquidation Value	Coupon Rate	Maturity	Redeemable By Issuer Beginning

12/18/01	$10,000,000	$1,000 per Capital Security	Floating 3-month LIBOR + 360 Basis Points	12/18/2031	12/18/2006

Issuance Date	Securities Issued	Liquidation Value	Coupon Rate	Maturity	Redeemable By Issuer Beginning

12/19/03	$5,000,000	$1,000 per Capital Security	Floating 3-month LIBOR + 285 Basis Points	01/23/2034	01/23/2009
NOTE 13 — FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS 107), requires that the Corporation disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation’s financial instruments:
The carrying amounts for cash and cash-equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of investment securities is estimated based on bid quotations received from securities dealers. Stock of the Federal Home Loan Bank of New York, Federal Reserve Bank of New York and Atlantic Central Bankers Bank is carried at cost.
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
The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings and interest-bearing checking accounts, and money market and checking accounts, is equal to the amount payable on demand as of December 31, 2005 and 2004. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 13 — FAIR VALUE OF FINANCIAL INSTRUMENTSContinued
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
The fair value of commitments to extend credits estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rate and the committed rates. The fair value of financial standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The fair values related to commitment and letters of credit are deemed immaterial and omitted from the disclosure below.
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

The estimated fair value of the Corporation’s financial instruments is as follows:

	December 31,
	2005		2004
(Dollars in Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

FINANCIAL ASSETS:
Cash and cash equivalents	$19,343	$19,343	$12,033	$12,033
Investments available-for-sale	388,170	388,170	453,524	453,524
Investments held to maturity	140,514	140,628	124,162	127,898
Net loans	500,889	492,267	373,523	371,910
FINANCIAL LIABILITIES:
Non-interest-bearing deposits	139,911	139,911	127,226	127,226
Interest-bearing deposits	560,690	559,571	575,046	575,276
Federal funds purchased, securities sold under agreement to repurchase and FHLB advances	293,963	295,035	216,357	220,935
Subordinated debentures	15,465	15,465	15,465	15,465

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 14 — PARENT CORPORATION ONLY FINANCIAL STATEMENTS
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
Condensed financial statements of the Parent Corporation only are as follows:
CONDENSED STATEMENTS OF CONDITION

	At December 31,
(Dollars in Thousands)	2005	2004

ASSETS
Cash and cash equivalents	$3,330	$306
Investment in subsidiary	95,113	71,411
Securities available for sale	15,236	11,094
Other assets	2,095	1,656
Total assets	$115,774	$84,467
LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$820	$359
Subordinated debentures	15,465	15,465
Stockholders’ equity	99,489	68,643
Total liabilities and stockholders’ equity	$115,774	$84,467

CONDENSED STATEMENTS OF INCOME	For Years Ended December 31,
(Dollars in Thousands)	2005	2004
Income
Dividend income from subsidiary	$6,055	$3,238
Other income	334	78
Management fees	315	227
Total Income	6,704	3,543
Expenses	(1,357)	(1,087)
Net income before equity in earnings of subsidiary	5,347	2,456
Undistributed equity in earnings of subsidiary	2,299	5,166
Net Income	$7,646	$7,622

CONDENSED STATEMENTS OF CASH FLOWS	For Years Ended December 31
(Dollars in Thousands)	2005	2004	2003
Operating Activities:
Net income	$7,646	$7,622	$6,419
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed equity in earnings of subsidiary	(2,299)	(5,166)	(3,881)
Increase in other assets	(439)	(117)	(569)
Increase (decrease) in other liabilities	459	(282)	(177)
Net cash provided by operating activities	5,367	2,057	1,792
Investing Activities:
Purchases of available-for-sale securities	(46,635)	(11,094)	0
Maturity of available-for-sale securities	42,585	0	0
Cash consideration paid to acquire Red Oak Bank	(13,279)	0	0
Investments in subsidiaries	0	(4,000)	(3,000)
Net cash used in investing activities	(17,329)	(15,094)	(3,000)
Financing Activities:
Cash dividends	(4,518)	(3,238)	(3,014)
Proceeds from exercise of stock options	399	559	662
Proceeds from issuance of common stock	19,105	9,815	421
Proceeds from issuance of subordinated debentures	0	0	5,465
Net cash provided by financing activities	14,986	7,136	3,534
Increase (decrease) in cash and cash equivalents	3,024	(5,901)	2,326
Cash and cash equivalents at beginning of year	306	6,207	3,881
Cash and cash equivalents at the end of year	$3,330	$306	$6,207
NOTE 15 — DIVIDENDS AND OTHER RESTRICTIONS
Certain restrictions, including capital requirements, exist on the availability of undistributed net profits of the Bank for the future payment of dividends to the Corporation. A dividend may not be paid if it would impair the capital of the Bank. Furthermore, prior approval by the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank’s net profits for that year combined with the retained profits for the two preceding years. At December 31, 2005, approximately$17.4 million was available for the payment of dividends.
NOTE 16 — COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
In the normal course of business, the Corporation has outstanding commitments and contingent liabilities such as commitments to extend credit, including loan commitments of $12.2 million ($11.9 million subject to variable rate indices and $0.3 million fixed rate commitments) as of December 31, 2005. Standby letters of credit, which are not reflected in the accompanying, consolidated financial statements, totaled $17.8 million and $14.8 million as of December 31, 2005 and 2004, respectively. Commitments to extend credit and standby letters of credit generally do not exceed one year. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these financial instruments is an indicator of the Corporation’s level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
NOTE 16 — COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISKContinued
A substantial portion of the Bank’s loans is represented by one to four family residential first mortgage loans secured by real estate located in New Jersey. Accordingly, the collectability of a substantial portion of the loan portfolio of the Bank is susceptible to changes in the real estate market.
In October 2004, the Corporation’s subsidiary Union Center National Bank, entered into an agreement to purchase a future banking site at 44 North Avenue, Cranford, New Jersey, 07016 for a purchase price of $1,400,000. In October 2005, Union Center National Bank entered into a lease rental agreement for property located at 209 Ridgedale Avenue, Florham Park, New Jersey for a new branch location.
Other expenses include rentals for premises and equipment of $534,537 in 2005, $401,616 in 2004 and $393,740 in 2003. At December 31, 2005, Center Bancorp, Inc. and its subsidiary were obligated under a number of non-cancelable leases for premises and equipment, many of which provide for increased rentals based upon increases in real estate taxes and the cost of living index. These leases, most of which have renewal provisions, are principally operating leases. Minimum rentals under the terms of these leases for the years 2006 through 2010 are $605,508, $620,080, $650,263, $674,404 and $691,310, respectively. Minimum rentals due 2011 and after are $2,621,971.
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

NOTE 17 — QUARTERLY FINANCIAL INFORMATION
CENTER BANCORP, INC. (unaudited)

	2005
(Dollars in Thousands, Except Per Share Data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Total interest income	$13,636	$13,574	$12,337	$10,956
Total interest expense	6,848	6,419	5,488	4,541
Net interest income	6,788	7,155	6,849	6,415
Provision for loan losses	0	0	0	0
Other income	798	1,296	914	828
Other expense	5,514	5,937	5,423	5,339
Income before income taxes	2,072	2,514	2,340	1,904
Net income	1,932	2,036	1,933	1,745
Earnings per share:
Basic	$0.14	$0.15	$0.18	$0.17
Diluted	$0.14	$0.15	$0.18	$0.17
Weighted average common shares outstanding:
Basic	13,429,606	13,427,251	10,962,507	10,432,315
Diluted	13,471,205	13,472,086	11,005,043	10,477,434

	2004
(Dollars in Thousands, Except Per Share Data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Total interest income	$10,626	$10,121	$9,732	$9,570
Total interest expense	4,017	3,531	3,233	3,187
Net interest income	6,609	6,590	6,499	6,383
Provision for loan losses	137	205	205	205
Other income	845	839	821	883
Other expense	4,826	4,750	4,904	4,991
Income before income taxes	2,491	2,474	2,211	2,070
Net income	2,099	2,017	1,782	1,724
Earnings per share:
Basic	$0.20	$0.21	$0.19	$0.18
Diluted	$0.20	$0.21	$0.19	$0.18
Weighted average common shares outstanding:
Basic	10,413,147	9,485,531	9,422,960	9,397,880
Diluted	10,457,061	9,529,997	9,482,201	9,481,565

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Center Bancorp, Inc.:
We have audited the accompanying consolidated statements of condition of Center Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Center Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Center Bancorp, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2006 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

Short Hills, New Jersey
March 8, 2006

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. The Corporation’s internal control system is a process designed to provide reasonable assurance to the Corporation’s management, Board of Directors and shareholders regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Corporation; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on our financial statements.
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
As part of the Corporation’s program to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in its report entitled Internal Control — Integrated Framework. Based on the Corporation’s assessment, a material weakness was identified in the Corporation’s internal control over financial reporting.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of its assessment, the Corporation has identified a material weakness in internal control over financial reporting as of December 31, 2005 related to accounting for income taxes. Specifically, the Corporation did not employ an adequate number of skilled personnel in its tax department to prepare the reconciliation of internal tax schedules to the general ledger and supporting documentation in a timely manner, and there was inadequate and ineffective analysis and management review of the relevant documentation supporting the deferred tax accounts related to the accounting for an acquisition of a business. As a result, material misstatements were identified in the Corporation’s deferred tax assets and liabilities and income tax expense accounts that were corrected prior to the issuance of the 2005 consolidated financial statements. Further, there was more than a remote likelihood that a material misstatement of the Corporation’s interim or annual financial statements would not be prevented or detected.
Because of the material weakness described above, management concluded that the Corporation’s internal control over financial reporting was not effective as of December 31, 2005. The independent registered public accounting firm that audited the Corporation’s consolidated financial statements has issued an audit report on management’s assessment of, and the effectiveness of, the Corporation’s internal control over financial reporting as of December 31, 2005. This report appears on page 82.

CENTER BANCORP, INC.

/s/ JOHN J. DAVIS
John J. Davis	Date: March 8, 2006
President and Chief Executive Officer

/s/ ANTHONY C. WEAGLEY
Anthony C. Weagley	Date: March 8, 2006
Treasurer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Board of Directors and Stockholders Center Bancorp, Inc.:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting that Center Bancorp, Inc. and subsidiaries (the Corporation) did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of a material weakness identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of its assessment, the Corporation has identified a material weakness in internal control over financial reporting as of December 31, 2005 related to accounting for income taxes. Specifically, the Corporation did not employ an adequate number of skilled personnel in its tax department to prepare the reconciliation of internal tax schedules to the general ledger and supporting documentation in a timely manner, and there was inadequate and ineffective analysis and management review of the relevant documentation supporting the deferred tax accounts related to the accounting for an acquisition of a business. As a result, material misstatements were identified in the Corporation’s deferred tax assets and liabilities and income tax expense accounts. Further, there was more than a remote likelihood that a material misstatement of the Corporation’s interim or annual financial statements would not be prevented or detected.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Center Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and this report does not affect our report dated March 8, 2006, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, management’s assessment that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Corporation has not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Short Hills, New Jersey
March 8, 2006

Corporate Headquarters
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083
1-800-862-3683
www.centerbancorp.com
www.ucnb.com
Annual Shareholders’ Meeting
The annual shareholders’ meeting of Center Bancorp, Inc. will be held at 10:00 A.M. on Tuesday, April 18, 2006 at Suburban Golf Club, 1730 Morris Avenue, Union, New Jersey.
Dividend Reinvestment and Stock Purchase Plan
Center Bancorp, Inc. offers its shareholders a convenient plan to increase their investment in the Company. Through the Dividend Reinvestment and Stock Purchase Plan, holders of stock may have their quarterly dividends automatically reinvested in additional common shares without brokerage fees, commissions or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock in Center Bancorp, Inc., may enroll in the plan by contacting Anthony C. Weagley, Vice President and Treasurer, 1-800-862-3683.
Financial Information and Form 10K
Persons may obtain a copy, free of charge, of the Center Bancorp, Inc. 2005 Annual Report and Form 10-K (excluding exhibits) as filed with the Securities and Exchange Commission. Investors, security analysts and others desiring financial information or a copy of such report should contact:
Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683
Shareholder Inquiries
For information regarding your shares of common stock of Center Bancorp, Inc., please contact:
Anthony C. Weagley
Vice President and Treasurer
1-800-862-3683
Stock Listing
NASDAQ Stock Market – CNBC
Center Bancorp, Inc. Common Stock is traded on the NASDAQ Stock Market under the Symbol CNBC. Daily stock quotes appear in some newspapers under: CtrBcp, CenterBc, and CenterBcp.
Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016